Form 20-F/A
CONTINENTAL RIDGE RESOURCES
filed 2003-02-03
CIK 1177440

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

AMENDMENT NUMBER 2

X  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

    EXCHANGE ACT OF 1934

OR

( ) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

    ACT OF 1934 For the fiscal year ended______________________

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

    EXCHANGE ACT OF 1934

    For the transition period from __________ to _______________

Commission file number: 0-49917

Continental Ridge Resources Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

900-409 Granville Street, Vancouver, British Columbia V6C 1T2 CANADA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

N/A

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:    9,167,670

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ( ) Yes   ( )  No   N/A (X)

Indicate by check mark which financial statement item the registrant has elected to follow.

x Item 17    _ Item 18

Index to Exhibits on Page 56

Continental Ridge Resources Inc.

Form 20-F Registration Statement

Table of Contents

                             Part I                         Page

Item 1.

Identity of Officers and Directors                  3

Item 2.

Offer Statistics and Expected Timetable             3

Item 3.

Key Information                                     3

Item 4.

Information on the Company                         10

Item 5.

Operating and Financial Review and Prospects       24

Item 6.

Directors, Senior Management and Employees         32

Item 7.

Major Shareholders and Related Party

Transactions                                       37

Item 8.

Financial Information                              38

Item 9.

Offer and Listing of Securities                    38

Item 10.

Additional Information                             41

Item 11.

Disclosures about Market Risk                      56

Item 12.

Description of Other Securities                    56

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies    56

Item 14.

Modifications of Rights of Securities Holders

and Use of Proceeds                                56

Part III

Item 17.

Financial Statements                               56

Item 18.

Financial Statements                               56

Item 19.

Exhibits                                           56

Signature                                                    74

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name                Position                                 Business Address

Brian D. Fairbank     President, CEO               900-409 Granville Street

                      and Director                 Vancouver, B.C. V6C 1T2

John W. Milligan      CFO, Secretary                900-409 Granville Street

                      and Director                  Vancouver, B.C. V6C 1T2

James E. Yates        Director                      900-409 Granville Street

                                                    Vancouver, B.C. V6C 1T2

Michael Marchand      Director                      2328 Sumac Road N.W.

                                                    Calgary, Alberta T2N 3T9

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2001, 2000, and Fiscal 1999 June 30th was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, Independent Auditors, as indicated in their audit report which is included elsewhere in this Registration Statement. Morgan and Company is located at 700 West Georgia Street, Suite 1488, Vancouver, British Columbia V7Y 1A1.  The telephone number for Morgan and Company is 604-687-5841 and the contact person is Peter Witzerman.  Morgan and Company is a member of the Canadian Institute of Chartered Accountants. The Company’s banker is the Royal Bank of Canada located at 685 West Hastings Street, Vancouver, British Columbia V6B 1N9.  The telephone number for the Royal Bank of Canada is 604-665-5209 and the contact person is Margaret. The Company’s legal counsel is Miller Thompson located at 840 Howe Street, Suite 1000, Vancouver, British Columbia V6Z 2M1. The telephone number of the Company’s legal counsel is 604-643-1258 and the contact person is Gregory C. Smith. The selected financial data set forth for Fiscal 1998 and Fiscal 1997 ended June 30th are derived from the Company's audited financial statements, not included herein.

The selected financial data as at and for the nine month periods ended 3/31/2002 and 3/31/2001 have been derived from the unaudited consolidated financial statements of the Company, also included herein and, in the opinion of the Company, include all adjustments consisting of normally recurring adjustments necessary to present fairly the information set forth herein. The results of operations for the nine months ended March 31, 2002 are not necessarily indicative of results to be expected for the Company for the full fiscal year ending June 30, 2002.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

                            Nine  Months    Year     Year     Year     Year     Year

                              Ended         Ended    Ended    Ended    Ended    Ended

                       3/31/02  3/31/01   6/30/01  6/30/00  6/30/99  6/30/98  6/30/97

Revenue                    ($8)     $10         0        0        0      $.7       $4

Net Income (Loss)        ($143)   ($132)    ($189)   ($743)   ($545)   ($769)   ($276)

(Loss) per Share        ($0.02)  ($0.03)   ($0.03)  ($0.23)  ($0.20)  ($0.38)  ($0.18)

Dividends Per Share          0        0         0        0        0        0        0

Wtg. Avg. Shares (000)   7,473    4,995     5,515    3,264    2,729    2,020    1,557

Working Capital          $61.5      N/A      ($38)   ($236)   ($149)    ($80)    $231

Long-Term Debt               0      N/A         0        0        0        0        0

Shareholders’ Equity      $300    ($117)     $122    ($117)    $507     $847   $1,216

Total Assets              $414     $161      $202     $127     $694     $979   $1,297

US GAAP Net Loss         ($218)   ($159)    ($204)   ($238)   ($314)     N/A      N/A

US GAAP Loss per Share  ($0.03)  ($0.03)   ($0.04)  ($0.07)  ($0.12)     N/A      N/A

USGAAP Avg Shares        7,473    4,995     5,515   $3,169    2,540      N/A      N/A

US GAAP Equity (Deficit)  ($72)   ($233)    $  31    ($206)   ($104)     N/A      N/A

US GAAP Total Assets      $208      $45       $71      $37      N/A      N/A      N/A

Cumulative U.S. GAAP deficit since inception of the development stage has been ($3,014,937) to 3/31/02.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period.  The table also sets forth the data at 3/31/2002 and 3/31/2001 and the data for each month for the past six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

                          Table No. 3

                  Canadian Dollar/U.S. Dollar

                                Average    High    Low    Close

Sept.    2002                             $1.59  $1.55    $1.59

August   2002                             $1.60  $1.55    $1.56

July     2002                             $1.51  $1.59    $1.58

June     2002                             $1.55  $1.51    $1.53

May      2002                             $1.57  $1.53    $1.53

April    2002                             $1.60  $1.56    $1.57

Nine Months Ended 3/31/02        $1.58    $1.61  $1.46    $1.60

Nine Months Ended 3/31/01        $1.52    $1.58  $1.46    $1.58

Fiscal Year Ended 6/30/01        $1.62    $1.58  $1.46    $1.52

Fiscal Year Ended 6/30/00        $1.47    $1.51  $1.44    $1.48

Fiscal Year Ended 6/30/99        $1.51    $1.57  $1.44    $1.51

Fiscal Year Ended 6/30/98        $1.42    $1.47  $1.37    $1.47

Fiscal Year Ended 6/30/97        $1.37    $1.40  $1.33    $1.38

The exchange rate was 1.59 on September 30, 2002

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

March 31, 2002

Shareholders’ Equity:

  Common Shares, no par value;

   100,000,000 common shares authorized

   25,000,000 first preferred shares, no par value authorized

   25,000,000 second preferred shares, no par value, authorized

   7,618,670 common shares issued and outstanding

  Unissued Common Stock Subscribed

  Retained Earnings (deficit)

  Net Stockholders’ Equity

   TOTAL CAPITALIZATION

$ 2,910,982 198,668 $ (2,809,766) $ 299,884 $ 299,884

Stock Options Outstanding	515,000
Warrants Outstanding	Nil
First Preferred Shares Outstanding	Nil
Second Preferred Shares Outstanding	Nil
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

Risk Factors

Unsuccessful Exploration Efforts By Company Personnel Could Result In a Significant Negative Effect on the Company :

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The Company Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company does not know if it will ever  generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company have been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Company has No Proven Reserves on the Properties in Which It Has an Interest:

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

There is No Guarantee of Clear Title to Any of the Company’s Mineral Properties:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests.

Mineral Prices May Not Support Corporate Profit:

The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Mexican Federal and State  governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits which the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders:

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Company’s Common Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in a Significantly Negative Effect on the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President Mr. Brian Fairbank.  The Company has no employment and/or consulting contracts with its President, Mr. Brian Fairbank. Key man life insurance is not in place on Mr. Fairbank.

<r>

The Lack of Trading Volume Associated with the Company’s Stock Reduces the Liquidity of the Stock for Investors

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.

It is Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada.  The Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon the Company’s directors and officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.

There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

</r>

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The  Company's executive office is located at:

Suite 900 – 409 Granville Street, Vancouver, B.C. V6C 1T2 CANADA

Telephone: (604) 688-1553

Facsimile: (604) 688-5926

E-Mail: fairbank@intergate.ca

Website: www.continentalridge.com

The contact person in Vancouver is: Mr. Brian Fairbank, President.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the Canadian Venture Exchange under the symbol "KRI".

The Company has 100,000,000 common shares, with no par value; 25,000,000 first preferred shares, with no par value; and, 25,000,000 second preferred shares, with no par value, authorized.  At 6/30/2001, the end of the Company's most recent fiscal year, there were 6,857,002 common shares issued and outstanding and no first or second preferred share issued and outstanding.  At 3/31/02, there were 7,618,670 common shares issued and outstanding and no first or second preferred shares issued and outstanding.

Corporate Background

Continental Ridge Resources Inc. was incorporated on April 13, 1995 in the Province of British Columbia, Canada, under the name “Blue Desert Mining Inc.” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).  The Company obtained a receipt on November 24, 1995, for a prospectus filed with the Alberta Securities Commission.  Following the completion of the initial public offering in Canada,  the Company’s shares were listed for trading on the Alberta Stock Exchange on January 31, 1996.  The Company was designated a “Reporting Issuer” in the Province of British Columbia on December 5, 1996.  Since November 29, 1999, the Company’s shares have been listed for trading on the Canadian Venture Exchange (the “Exchange”).

On May 25, 2000, the name of the Company was changed to “Canada Fluorspar Inc.” and the Company consolidated its share capital on the basis of three old shares for one new share. On February 5, 2001, the name of the Company was changed to “Continental Ridge Resources Inc.”

The Company holds interests in the following wholly-owned subsidiaries:

(a)

Blue Desert Mining (U.S.) Inc., a Nevada corporation which is wholly-owned by the Company; and

(b)

Blue Desert Mining (Chile) Limitada, a Chilean corporation which is wholly-owned by the Company and is inactive.

The Company’s mineral property interests in Alaska are held by Blue Desert Mining (U.S.) Inc.

Business

The Company, through subsidiaries, is engaged in the acquisition and exploration of mineral resource and geothermal properties.(1)  During the three fiscal years ending June 30, 2001, the Company was involved in the exploration of the Nuevo Año and Enero Prospects in the Province of Petorca(3), Chile; the Snowstorm Property, in Elko County, Nevada(2); the South Midas Property, in Elko County, Nevada(4); the Portal/Gobi Property, in Alaska (now referred to as the Pogo Area Project) (5); and the Plateau Property (formerly known as the Dot Com Property) in Quebec(6).

In August 1999, the Company entered into a letter of intent to acquire Burin Fluorspar Ltd. (“Burin”), which indirectly owns a 100% interest in certain mining properties and related mill assets located in St. Lawrence Newfoundland. This transaction was subject to numerous conditions precedent including; a share consolidation (three old for one new) by the Company; settlement of debt; the issuance of approx. 12,000,000 transaction shares; a financing to raise approx. $2,000,000, and shareholder and regulatory approval.

This transaction was a “reverse take-over” under the policies of the Exchange. As a result, trading in the shares of the Company was halted in August 1999 pending completion or termination of the acquisition.

--------------------

<r>

(1)Currently the Company is involved almost exclusively in Nevada where geothermal leases are held by Noramex Corp., which is the US subsidiary of Blue Mountain Power Company Inc. (Continental Ridge has an Option Agreement with Blue Mountain Power Company Inc.). Mining claims in the US are held by Blue Desert Mining (US) Inc., which is a US subsidiary of Continental Ridge Resources Inc.

</r>

(2)Exploration completed and projects terminated with no further interest by Company.

(3)Grass roots exploration completed and project terminated by Company.

(4)Project terminated with no further interest by Company.

(5)The property has been optioned to Anglo Gold (USA) who may earn a 7% interest by completing U.S.$750,000 of work. A drilling program is currently in process by Anglo Gold (USA).

(6)Project terminated with no further interest by Company.

During the ensuing 12 month period, the majority of the Company’s resources and management’s time were committed to satisfying the transaction conditions and the regulatory requirements associated with the Burin acquisition. The Company satisfied virtually all such requirements, however difficult market conditions for resource companies prevented the Company from completing the financing.  As a result, on September 8, 2000, the Company announced that the agreement to acquire Burin had been terminated. The shares of the Company were recalled for trading on September 18, 2000. The Company incurred expenditures totaling $62,227 for geological evaluation of the project, travel, and financial and legal expenses.

On September 25, 2000, the Company entered into an Option Agreement with the Freeman Prospecting Syndicate (represented by John Robins) to acquire a 100% interest, subject to a 2%  NSR retained by the owners, in 106 mineral claims located in the Val d’Or Mining Division of Quebec, known as the Plateau Property. Under the terms of the agreement the Company is required to make cash payments of $55,000 ($25,000 paid), issue 200,000 special warrants (issued)and incur $250,000 of exploration expenditures on the property over a period of three years. After the three year earn-in period, the property is subject to a $10,000 annual advance royalty payment.

The Company acquired the Plateau property to determine the extent of certain platinum and paladium mineralization on the property. To date, the Company has issued 200,000 special warrants and incurred $34,852 of costs for option payments and exploration expenditures on the property.

On February 23, 2001, the Company granted Denstone Ventures Ltd. (“Denstone”) an option to acquire 50 % of the Company’s interest in the property. In order to exercise the option Denstone has paid $40,000 to the Company, has issued 100,000 special warrants to the Company, must incur $450,000 of exploration expenditures over 3 years and issue 100,000 common shares to the Company before completion of the exploration expenditures.

Denstone has completed grid soil sampling, magnetic induced polarization surveys(7), prospecting and rock sampling on the Plateau Property at a cost of approximately $85,000.

--------------------

(7) “Induced Polarization” surveys are a geophysical technique used to measure the capacitance or ability of subsurface rocks/minerals to hold an electrical charge. "Resistivity" surveys are a geophysical technique to measure the electrical resistance of the rocks, minerals and groundwater in the subsurface.

Induced Polarization and resistivity surveys are commonly run in tandem because the same field equipment is used and the reseptivity and chargeability properties of rock are related. Clays, often found as rock alteration products around and within geothermal systems, are detectable by Induced Polarization surveys. Relatively saline, high temperature geothermal fluids are conductive and can be detected by resistivity surveys.

On June 19, 2001, the Company entered into an option agreement with Blue Mountain Power Company Inc. (“BMP”) to acquire up to a 60% interest in certain federal and private geothermal leases located in Humboldt County, Nevada. In order to earn a 60% interest the Company must pay US$50,000, incur a total of US$1,700,000 in exploration expenditures and issue 600,000 common shares to BMP over a three year period.  The first year commitments are US$10,000 in cash (paid), 200,000 common shares (issued) and US$200,000 of exploration expenditures. The Company will vest with a 20% interest after satisfying US$30,000 in cash payments, US$500,000 of exploration expenditures and issuing 400,000 common shares.  The Company and BMP are not dealing at arms-length, since Brian D. Fairbank and Jack W. Milligan are directors and officers of both companies, and Mr. Fairbank is a substantial shareholder of both companies.

Regarding the issue of seasonality, project work, including drilling and other surface surveys can be conducted at any time of year at Blue Mountain, the Company’s primary area of interest. The project is 20-miles along a gravel, all-season road from Winnemmucca, Nevada. Winter weather is cold, but precipitation is low and snow does not accumulate significantly. Topography is moderate.

The Steam Act of 1970 and subsequent leasing, work commitment and drilling regulations covering procedures and requirements for payments, permitting etc. on Federal Lands are administered by the Federal Bureau of Land Management (BLM). Drilling projects require a permit from the BLM and the Nevada Division of Minerals.

In October of 2001 test drilling resumed at the Blue Mountain site under a cost-sharing contract between the U.S. Department of Energy and Noramex Corp., a U.S. subsidiary of Blue Mountain Power Company Inc.

On April 18, 2002 the Company announced that it had received all of the necessary permits to proceed with the next phase of fieldwork Blue Mountain site. At that time Blue Mountain Power Company also agreed to extend the first year work commitment date under their option agreement with the Company to August 31, 2002.

On April 23, 2002  a drill and test program began at a cost of approximately U.S.$450,000.  80% of this amount is being funded by a grant from the United States Department of Energy.<r> (See additional disclosure on page 19 of this document.)  </r>

Plan of Operations

The Company had, as of March 31, 2002, working capital of approximately $65,000; however, since that date the following private placement financings have been completed:

1.

1,195,000 Units @$0.25 per unit on April 17, 2002 for gross proceeds of $298,750;

2.

304,000 Units @ $0.35 per unit on June 23, 2002 for gross proceeds of $106,400;

3.

55,555 Units @ $0.45 per unit on September 10, 2002 for gross proceeds of $25,000.

In addition, the Company received $65,125 from the exercise of share purchase options and share purchase warrants.

Capital raised since March 31, 2002 of $495,275 along with working capital as of March 31, 2002 of approximately $65,000 have been applied to the Department of Energy cost share program (as described elsewhere in this document); other Blue Mountain exploration costs and lease payments; and, for general corporate purposes.

<r>

As of October 1, 2002, the Company had a working capital deficiency of $6,143. The Company subsequently closed two private placements, both from “sophisticated” investors, in the amount of $25,000 each. The Company is currently raising additional capital through the exercise of existing share purchase warrants and share purchase options.

</r>

The Company’s minimum cash commitments to December 31, 2002 are:

1.

$10,000 option payment to Blue Mountain Power Company, Inc.; and,

2.

$50,000 work commitment under the option agreement with Blue Mountain Power Company.

The Company’s additional minimum cas commitments to June 30, 2003 are:

<r>

1.

$10,000 option payment to Blue Mountain Power Company, Inc.;</r>

2.

$7,064 in geothermal lease payments; and,

3.

$300,000 work commitment under the Blue Mountain Power Option Agreement

The Companies business focus is the development of geothermal energy projects and it’s primary objective for the next year is to complete the Blue Mountain Project to the feasibility stage.  The Company may acquire additional geothermal properties as opportunities. Mineral properties in the Company’s portfolio are either optioned to other mining companies or will be farmed out to join venture partners.

The Blue Mountain Geothermal Project budget to complete a development feasibility study and report is as follows:

Phase One (Year One)

Lease payments	$ 7,000.00
Geological mapping and structure analysis	50,000.00
Ten 500-foot gradient drill holes, 5000 feet @ $50" per foot, all inclusive.	250,000.00
Testing Deep Blue No. 1	50,000
Drill 3200-foot reservoir test hole associated with Deep Blue No. 2	800,000
Scoping study (Transmission requirements, power contract parameters, preliminary plant engineering for design alternatives and costs.	50,000

Total for Year One	$ 1,207,000.00

Phase Two (Year Two)
Lease payments	7,000.00
Production Test Wells (2), all-inclusive	2,000,000.00
Engineering design, costing, feasibility report	500,000

Total for Year Two	$ 2,507,000.00

DESCRIPTION OF PROPERTY

The Blue Mountain Geothermal Project:

Location and Access

The property is located in Humboldt County of north central Nevada about 20 miles west of the town of Winnemucaa.

From Winnemucaa the site is accessible year-round via the Jungo Road, an adequately maintained gravel county road that passes south of Blue Mountain.  From the Jungo Road at a point just west of Blue Mountain a dirt road leads north along the eastern edge of the valley providing good access to the entire lease area.

The site is at an elevation of about 4300 feet above sea level on the western pediment of Blue Mountain and the flat basin of Desert Valley.  Bedrock outcrops are abundant at the base of the mountain in the eastern parts of Sections 12, 14 and 23 but are absent on the desert flat to the west, which is mantled in alluvium.  Terrain in the principal area of interest is regular and most of the property is readily accessible by vehicle.

Local vegetation consists of arid land or desert plants such as sagebrush, bunch grass and a few other small shrubs.  The climate is typical of the Basin and Range Desert:  hot dry summers and cold winters with occasional snowfalls.  The area is also sporadically subject to high winds.

Ownership

On June 19, 2001, the Company entered into an option agreement with Blue Mountain Power Company Inc. (“BMP”) to acquire up to a 60% interest in certain federal and private geothermal leases located in Humboldt County, Nevada knows as the Blue Mountain site. In order to earn a 60% interest the Company must pay US$50,000, incur a total of US$1,700,000 in exploration expenditures and issue 600,000 common shares to BMP over a three year period. The first year commitments are US$10,000 in cash (paid), 200,000 common shares (issued) and US$200,000 of exploration expenditures. The Company will vest with a 20% interest after satisfying US$30,000 in cash payments, US$500,000 of exploration expenditures and issuing 400,000 common shares. The Company and BMP are not dealing at arms-length, since Brian D. Fairbank and Jack W. Milligan are directors and officers of both companies, and Mr. Fairbank is a substantial shareholder of both companies.

The expenditure amounts required for vesting by the Company were determined to be fair by a committee of independent directors of the Company which was headed by James Yates. The terms are in keeping with normal industrial practice.

Blue Mountain Power Company Inc. contributed to the geothermal development over the 8-year period previous to the Company’s involvement. An 18-month regional evaluation including inspection of many geothermal sites and determination of land status was conducted throughout northern Nevada prior to selecting and successfully negotiating leases for the Blue Mountain geothermal area.  Approximately $1.5 million worth of technical data from previous gold exploration work was acquired Subsequently, approximately $500,000 has been expended by Blue Mountain and its affiliates on new geology and geohysics to assess the geothermal development potential and drilling programs that indicated high subsurface temperature gradients.  Finally, Blue Mountain/Noramex corp. competed for and obtained cost-sharing agreements with the Department of Energy prior to entering into the option agreement with the Company.

History of Previous Work

The Blue Mountain geothermal prospect was originally discovered during the course of drilling undertaken for precious metal exploration on mining claims held by Nassau Ltd. (“Nassau”), a mineral exploration company based in Sparks, Nevada.  Nassau staked the original claims in 1982 and carried out exploration work on the property in 1982 and 1983.  During the course of the next several years the property was optioned by five different mining and exploration companies.  The optionees conducted a variety of exploration programs including geological mapping; seismic, IP, magnetic and SP surveys and drilling at a cost of approximately US$2,000,000.

Hot water was encountered in several of the holes drilled between 1985 and 1987 by Billiton Minerals Co. (“Billiton”) and later in additional holes drilled by Placer-Dome, Lac Minerals(1) and, most recently, by BMP.  A total of at least 31 of the 93 holes drilled to date are reported to have encountered hot water and artesian flows of 20 to 30 gpm at an average temperature of 79ºC (175ºF) have been observed in six of these holes.  The holes have now all been plugged and abandoned in compliance with BLM requirements and are not accessible for testing.

Neither Nassau nor any of the mineral claim optionees made application for the geothermal rights, although a Billiton employee did apply for and lease one section for a year.  In 1993 Brian Fairbank, the President of the Company, acquired the geothermal leases.  BMP was formed in October 1993 to initiate the development work and obtained the rights to the leases from Mr. Fairbank.  BMP’s management subsequently commissioned Martin Booth(2) of Geothermal Development Associates to review the existing data and plan a geothermal exploration program.  Booth concluded that a partially defined geothermal resource underlies parts of sections 14 and 23 and recommended a drill program to further delineate the resource.  The proposed program included thirteen shallow temperature-gradient test holes and two small diameter test wells to a nominal depth of 3,000 feet (900m) designed to intersect the inferred reservoir.

Between 1996 and 1999 BMP drilled eleven holes and, with scientific support from the Energy and Geoscience Institute of the University of Utah (EGI)(3), carried out geophysical and geochemical studies of the project area.  These included a Self Potential (SP) survey; downhole temperature logging; hydrogeochemical sampling and analyses; and geothermometry determinations.  On the basis of the positive results of this work, BMP entered into negotiations with the U.S. Department of Energy (DOE) to cost-share a confirmation-drilling program under DOE Cooperative Agreement No. DE-FC04-00AL66972; Amendment No. A001 dated February 21, 2001.

--------------------

<r>

(1)Billiton Minerals, Placer-Dome and Lac Minerals are each senior mining  and resource development companies that conducted significant mineral (gold) exploration and drilling programs under option from Nassau Ltd. These companies no longer have any interest in the mineral rights. (Note that mineral and geothermal are separate rights on federal land.)

(2)Martin Booth III, Professional Geologist, is co-founder and President of Geothermal Development Associates, 770 Smthridge Drive, Ste. 550, Reno, Nevada 89502. Mr. Booth has been a consultant to the geothermal development industry and government agencies since 1978. He has been a senior technical consultant for many of the producing geothermal projects operating in Nevada.  Geothermal Development Assocites is experienced in project management, resource assessment, drilling management, project feasibility, project financing, engineering design, construction supervision, start-up and performance testing, power sales contract negotiation, utility interconnection studies, and permitting.

(3)The Energy and Geoscience Institute at the University o Utah, Wakara Way, Ste. 300, Salt Lake City, Utah, 84108, is a non-profit research organization with 25 years of conducting fossil energy, geothermal energy and environmental engineering projects worldwide.  The Institute operates through cooperative agreements with government organizations and private industry.  Geothermal research is focused on developing new technology for exploration, reservoir delineation, and production of resources in the Western United States, Latin America and Southeast Asia.  The results of the programs conducted through the cooperative agreements with EGI are published I jointly authored, professional papers (Ross et. Al., 1998; Fairbank and Ross, 1998)

</r>

In May 2001 an agreement was reached with the Department of Energy (“DOE”) whereby the DOE will contribute 80% of the funding for the drilling and preliminary testing of a 700 metre (2,300 ft) test well.

The DOE contract with Noramex Corp. covers a reservoir test well, DEEPBLUE NO. 1, to 2300 feet provides for DOE to pay for 80% of costs in three phases. Continental Ridge Resources Inc. manages the project operations on behalf of Noramex and is responsible for 20% of the DOE contract costs as per its Option Agreement. The overall budget is as follows:

•

Phase 1:  Summary report and permits for drilling    $   27,000 (completed)

•

Phase 2: Drilling, supervision, logging                 450,000 (completed)

•

Phase 3: Well tests                                      50,000 (pending)

A budget increase of  $93,750 was approved by DOE/Noramex/Continental for Phase 2 to cover addition costs. To date, the project has received DOE funding of $462,000 and Continental's proportionate share has been $115,000. The Phase 3 well test budget is in preparation and for submittal and approval. Testing of DEEPBLUE NO. 1 will be conducted in November-December, 2002. The DOE grant or cost share is paid monthly on receipt of progress reports and expenditure accounts.

A further award has been announced for DOE cost sharing of a second reservoir test well, DEEPBLUE NO. 2, to 3200 feet. Contacts are in preparation. As before, the program will be in three phases with a Phase 1 and 2 approved for a total budget of $822,750. The DOE cost share is $658,200 and the Continental cost share on behalf of Noramex is $164,550. Phase 1 (report and permitting) is scheduled to start immediately and Phase 2 will commence in January 2003.

Information on the project and test results will be released to the public through jointly approved scientific papers and or news releases.

Geology

Regional Geological Setting

The project area is in the Basin and Range geomorphic province of northern Nevada, a region characterized by high terrestrial heat-flows and, not incidentally, one of North America’s leading gold-producing areas.  The high heat-flows are attributed to crustal extension and thinning enabled by neogene and recent lateral and normal (block and/or detachment) faulting.  Many of the gold deposits are considered to be genetically related to these heat-flow and structural regimes.  Within the Basin and Range terrain the highest heat-flows occur in the “Battle Mountain Heat-Flow High”.  This is an extensive region of northern Nevada characterized by heat-flows, which are, on average, over 50% higher than those elsewhere in the Basin and Range.  These heat-flow values lie in the 100 to 120 mW/m2 range and, depending upon conductivity, they translate to geothermal gradients of between 40º and 80ºC/km.  All Basin and Range geothermal power projects are in or near areas with heat-flows in the range of 100 mW/m2 or greater.  This means that temperatures of 150 to 200ºC can occur between 1.5 to 2.5 km of the surface.  These temperatures are appropriate for power generation and, throughout the region, they occur within a maximum acceptable economic drilling depth of 4 km.

Blue Mountain lies well within the heat-flow anomaly and temperatures up to 81ºC have been measured within 125 m of the surface at the project site.  Observed geothermal gradients vary from 86ºC/km to 738ºC/km.  These gradients may be influenced by variations in subsurface conductivity and by convective movement of geothermal fluid but they are nevertheless anomalously high.  A gradient of about 80ºC/km for example (consistent with those elsewhere in explored Basin and Range geothermal areas), would indicate temperatures in the 200ºC range at depths of about 1.5km (390ºF-4900ft).

Geophysical Surveys

Data from an airborne magnetometer survey of the project area completed in 1988 has been used to define structures such as high-angle faults and geological contacts.  Results are essentially consistent with those obtained using other methods such as SP and drilling.  The magnetic survey, however, covered a larger area and some of the resulting data can be used to extrapolate structures to areas not covered by the more detailed studies providing a useful guide for future SP and drilling programs.

In 1988 an induced polarization/resistivity survey was carried out along five northwest trending lines covering the central part of the project area.  A narrow north-south trending resistive zone traverses the south-central part of the section coinciding approximately with the main zone near the surface trace of the central fault.  Resistivities drop abruptly on either side of this feature.  The distribution of the values suggests a west dip to the resistivity low.  This would be consistent with interpretations of seismic and drilling data that indicate that the fault structures associated with geothermal fluids and mineralization dip in this direction.  The resistivity low regions are most probably attributed to the presence of hot saline water in these west-dipping fault structures.

A second resistivity survey was conducted in June 1998 along five lines. Numerical modeling of the resistivity data indicates low resistivities and high chargeabilities associated with the SP anomalies.  A deep region of low resistivity encountered on line BM1 is associates with an artesian thermal area and is considered to be an expression of a hydrothermal reservoir at depth.

A self potential (SP) survey was carried out in 1996 over sections 14, 22, 23 and parts of 11, 15, 26 and 27.  The work was done in order to define areas of near-surface geothermal activity and obtain information on subsurface structures that may control geothermal fluid migration.  The survey delineated two elongate north-south trending negative SP low anomalies centered in sections 14 and 22. SP high amplitudes are confined to a north-south trending zone between the two negative anomalies.  The negative SP features are interpreted as near-surface zones of fluid upflow and have been partially tested by holes drilled in 1996 and 1997.  The SP data suggest that the distribution of geothermal fluids are controlled by prominent north-south trending structures interpreted as high-angle normal faults.  This appears to be corroborated by seismic and drilling data for the Central Fault area where a number of drill holes intersected hot water.

Drill hole Temperature Observations

Of the 93 drill holes collared on the property to date 31 are reported to have produced variable amounts of warm or hot water.  The evidence of geothermal activity is, in some instances, anecdotal but for most there are reliable references in drill logs and 10 of the most recent holes have been studied in detail.  These studies included temperature logging, gradient determinations, water sampling and analyses and geothermometry.

It is important to appreciate that the early drilling was done for mineral exploration purposes and, as the geothermal potential of the area had not yet been recognized, no specific effort was made to collect geothermal data from drill holes BM 001 through BM 078.  For this reason many drill holes with no reported water or temperatures lie within the geothermally anomalous area as it is now known but they do not constrain it.  In other cases hot water was noted during drilling but no effort was made to obtain any scientific data.  These drill holes, however, do provide information on the near surface distribution of the geothermal fluids and the extent of the possible reservoir.

Hydrogeochemical Sampling and Geothermometry

Geothermometry calculations were done using analytical data for drill holes BM 078, BM 085, BM 086 and BM 090.  Data from the first three were judged to be unreliable as a result of contamination of samples – probably by drilling fluid.  Three samples from drill hole BM 090, however, consistently yielded temperatures ranging between 94ºC and 119ºC using three different determination methods, which are described in the Report.

These estimates suggest that temperatures in the 115 to 120ºC range would be realistic in the drill hole BM 090 environment.  This drill hole, however, is in the extreme southwest part of the subject area in the southeast quarter of section 22 and may be on the flank of the geothermal anomaly or in a second more westerly zone of upwelling.  Although the estimates are encouraging, they may not represent the high-gradient area to the northeast and could therefore be considered minimum values.

Conclusions

Geological evidence obtained from shallow drilling, geological mapping and geophysical surveys indicates that the Blue Mountain area is underlain by an extensive geothermal system.  Downhole temperature observations supported by interpretations of reflection seismic data indicate a geothermal reservoir with very high fluid temperatures.  The reservoir is evidently developed in a complex system of permeable faults and fractures related to Neogene tectonism and there may be a correlation between high drill hole temperatures and regions of anomalously low SP.  Temperatures measured in drill holes range up to 81ºC and geothermal gradients as high as 738ºC/km have been observed, although an average gradient is found to be 373ºC.

This implies that commercially attractive fluid temperatures greater than 150ºC could occur at a depth of 350m.  Minimum reservoir temperature estimates of 115 to 120ºC have been obtained using  chemical geothermometers but these represent only one drill hole, BM 090, which lies on the flank of the anomalous area.

Exploration work done to date is confined mainly to Section 14, the eastern part of Section 22 and the northern part of Section 3.  Drilling and geophysical data from the margins of the explored area suggest, however, that the geothermally anomalous terrain extends further to the north, west and south.  Continued exploration is considered warranted by the current results.

Recommendations

A drill program intended to confirm and delineate a commercially viable geothermal resource is proposed.  The initial emphasis will be on the drilling of a deep test well in the central part of the known heat flow anomaly area.  Provision is therefore recommended for drilling to target depth of 2300 ft and for follow-up logging and testing to establish reservoir characteristics such as temperatures, permeability and discharge rates.  The well would be intended to intersect fracture permeability associated with high-angle range front faulting at a depth consistent with temperatures on the order of 220ºC.  The principal target structures are the “Central” and “Graben” fault system that strike north-south and dip westerly at between 60 and 80º.

Seismic and drilling data indicate that a hole drilled at the approximate site of drill hole BM 059 would intersect the major west-dipping faults in a region where they appear to be converging.  Assuming a geothermal gradient of 373ºC/km, a target depth of about 700m is proposed but a decision on the actual completion depth should depend upon results and drilling conditions encountered.  The proposed site is in the southwest quarter of section 14 at UTM co-ordinates 404700E and 4538000N.  The well, to be designated “Deep Blue No. 1”, can be drilled with UDR equipment using diamond coring methods.  A UDR 1500 drill rig equipped with a blow-out preventer has been recommended as an appropriate drilling rig.

Cost Estimate

The cost of the proposed drilling project is estimated by management to be US $450,000 with an additional US $124,500 required for well testing and other long-term non-drilling project expenditures.  Indirect expenditures including lease payments, bonding, and regulatory and consulting fees are estimated to cost an additional US$55,000.  Drilling contractor’s costs totaling $300,000 are based on figures from a detailed proposal provided by Dynatec Drilling Inc., the intended contractor.  Other figures are estimates based on reasonable prevailing rates assuming a field project duration of 50 days plus appropriate allowances for data evaluation and reporting.

Under the terms of the DOE agreement, the DOE has undertaken to contribute 80% of the US$450,000 drilling project cost or US $360,000 as well as 80% of a contingent long-term testing program estimated to cost US$124,500.  The Company will be responsible for the remaining 20% of the direct drilling and post drilling costs of $90,000 and US $24,900, respectively, plus the non cost-shared expenditures of US$55,500.

As disclosed in the Plan of Operations, management intends to fund this exploration work by raising an additional $1,000,000 during calendar 2002 by way of a units offering.

Other Properties

The Pogo Area Project

The Pogo Area Project consists of the Portal/Gobi Claims and the Mohave Claims.

Location, Access and Ownership

On December 10, 1998, the Company entered into a letter agreement with Lawrence Barry, acting on behalf of the Hunter Exploration Group, an unrelated party, (the “Hunter Group”) whereby the Company was granted the option to earn up to a 100% interest in the Gobi Property located in the Goodpaster Mining District of Alaska.

The Gobi Property is contiguous with the Pogo Property owned by Teck/Sumitomo, which has a geological resource of 10,770,000 tons grading 0.52 oz/ton or 5.6 million ounces of contained gold.  The Gobi Property initially encompassed approximately 7,700 acres, however the Company has staked additional claims and abandoned other claims such that the combined package currently totals 7,700 acres.

The Gobi agreement provides that in order for the Company to earn a 100% interest in the property, subject to a 2% net smelter return royalty retained by the Hunter Group, the Company must:

(a)

make cash payments of $17,500 (paid);

(b)

issue 200,000 shares in the capital of the Company in tranches of 50,000 shares each in the first, second, third and fourth anniversary dates of the agreement; and,

(c)

conduct a total of $250,000 of exploration work on the prospect of which $50,000 must be expended on or before the first anniversary of the agreement, and a further $100,000 each must be spent on or before the second and third anniversary dates of the agreement.

The Hunter Group has retained a 2% net smelter return royalty on the Gobi property which requires that the Company pay advance minimum royalties of $10,000 per year commencing on the first anniversary date of the agreement.

In the event that the Company should sell all or any portion of its interest in each agreement prior to becoming vested with a 100% interest in the particular prospect, the Hunter Group is entitled to receive from the Company 30% of net cash and 30% of any stock which may be received by the Company pursuant to such assignment.

In May, 1999, the Company staked the Mojave Property consisting of claims covering approximately 10,560 acres of prospective land immediately south of the Company’s Gobi Property, and six miles southwest of the Pogo Property

History and Recent Work

In July and August, 1999, the Company completed a helicopter supported stream sediment sampling program with samples taken at approximately 200 metre intervals along all streams draining the Gobi, Sahara and Mojave properties.  Anomalous gold (10-1700 ppb) and trace element (bismuth, arsenic, and telurium) values were reported at each of the properties.  Further work is required to determine the significance of the anomalous stream sediment results.

In January, 2000, the Company granted AngloGold (U.S.A.) Exploration Inc. (“AngloGold”) an option to earn a 60% joint venture interest in each of the Gobi, Mojave and Sahara properties by paying $52,000 U.S., and for each property making annual cash payments of $10,000 Cdn., paying $50,000 U.S. on vesting and incurring $750,000 U.S. on exploration over a period of five (5) years.  To date, AngloGold has incurred approximately $251,936 U.S. on exploration of the Gobi, Mojave and Sahara properties.

AngloGold terminated its option on the Sahara Property in June, 2001 and on the Mojave Property in October, 2001. The Company subsequently abandoned the Sahara Property and has retained a 100% interest in the Mojave Property.

The Plateau Property (formerly the Dot Com Property)

Location, Access and Ownership

On September 25, 2000, the Company entered into an Option Agreement to acquire a 100% interest, subject to a 2%  net smelter royalty(1).  (“NSR”) retained by the owners, in 106 mineral claims located in the Val d’Or Mining Division of Quebec, known as the Plateau Property. Under the terms of the agreement the Company is required to make cash payments of $55,000 ($25,000 paid), issue 200,000 special warrants (issued)and incur $250,000 of exploration expenditures on the property over a period of three years. After the three year earn-in period, the property is subject to a $10,000 annual advance royalty payment.

The Company acquired the Plateau property to determine the extent of certain platinum and paladium mineralization on the property. To date, the Company has issued 200,000 special warrants and incurred $34,852 of costs for option payments and exploration expenditures on the property.

On February 23, 2001, the Company granted Denstone Ventures Ltd., a public company the share of which trade on the Canadian Venture Exchange, (“Denstone”) an option to acquire 50% of the Company’s interest in the property. In order to exercise the option Denstone has paid $40,000 to the Company, has issued 100,000 special warrants to the Company, must incur $450,000 of exploration expenditures over 3 years and issue 100,000 common shares to the Company before completion of the exploration expenditures.

Recent Work

Denstone has completed grid soil sampling, magnetic induced polarization surveys, prospecting and rock sampling on the Plateau Property at a cost of approximately $85,000.

Item 5.  Operating and Financial Review and Prospects

Overview

During the fiscal year ended June 30, 1997, the Company issued, by private placement, 1,200,000 special warrants at $0.70 each for proceeds of $840,000.  In addition, 85,507 special warrants were issued to the agent as fees and commission.  Each special warrant entitled the holder to acquire, for no additional cost, one common share of the Company and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.87 per share exercisable up to February 19, 1998. The Company also issued 75,000 shares at $1.00 per share under a private placement agreement.  Warrants for 37,500 shares at $1.25 per share, exercisable on or before November 8, 1998 were issued in connection with this private placement. Also, during the year, options were exercised for a

--------------------

(1)“Net Smelter Royalty” means a royalty fee based on receipts from the smelter that processes raw ore or concentrates from the mine into metal products. Such fees are simple to calculate as they do not involve or relate to mining costs or mine profits.

further 244,000 common shares at $0.30 per share. The net effect of this was the addition of $988,200 to the treasury of the Company.  As of June 30, 1997 the working capital position of the Company was $231,124. During this period the Company spent $631,160 on activities relating to its various properties. Cash and term deposits as of June 30, 1997 were $301,161, which represented an increase of $163,615 as compared to the cash and term deposits of the Company of $149,376 at June 30, 1996. This increase was primarily the result of the capital which was raised during Fiscal 1997.

During the year ended June 30, 1998, the Company issued 845,000 shares at $0.30 per share under a private placement agreement.  Warrants for 845,000 shares at $0.30 per share in the first year and $0.35 in the second year, exercisable on or before January 15, 2000, were issued in connection with the private placement.  During this fiscal year, options were exercised for 5,000 common shares at $0.30 per share. Proceeds to the Company from these share issuance’s totaled $255,000. As of June 30, 1998 the Company had a working capital deficit of ($80,317) as the cash position was only $11,316 and accounts receivable were $34,209. During Fiscal 1998, ended June 30th, expenses increased roughly $20,000 as compared to Fiscal 1997, ended June 30th, and the Company spent roughly $408,000 on its mineral properties.  These activities resulted in the working capital deficit reported at June 30, 1998.

During the year ended June 30, 1999, the Company issued 2,320,000 shares through two private placement financings of common shares and warrants. The first financing consisted of 1,040,000 units at a price of $0.20 per unit and the second consisted of 1,280,000 units at a price of $0.10 per unit. In the case of both financings each unit was convertible into one common share for no additional consideration and one share purchase warrants. Each warrant was exercisable into one common share at a price of $0.10 until January 6, 2000. The proceeds from these financings were used to carry-out limited exploration work on the Company’s mineral properties; to fund the acquisition of additional properties; and, for general working capital.

During the year ended June 30, 2000, the Company consolidated its common share capital on a basis of one new share for three old shares. Share purchase warrants were also exercised during this time resulting in the issuance of 376,667 common shares the proceeds of which were $113,000. The Company had a working capital deficit of ($236,554) at June 30, 2000.

During the year ended June 30, 2001, the Company raised $187,040 from the issuance of common shares through a private placement in the amount of $146,000 and the exercise of incentive stock options in the amount of $41,040.  These funds were used to finance the acquisition and exploration costs associated with the Company’s mineral properties and for general working capital. During Fiscal 2001, the Company also issued 234,667 common shares as partial consideration for the acquisition of mineral properties and 1,626,000 in settlement of debt in the amount of $212,063.

Subsequent to the end of Fiscal 2001, the Company has raised $585,918 by the issuance of capital stock for cash.

Research and Development and Trend Information

Management believes that U.S. federal government policy will increasingly be directed toward energy security and the development of North American energy supplies over the next decade. A program called “GeoPower West”, sponsored by the U.S. federal government, has been developed with the goal to increase geothermal power production.

The State of Nevada has recently imposed a 15% quota portfolio standard for renewable resources on utilities operating in the State. This requirement is expected by management to significantly increase utilization of geothermal resources for power production.

Results of Operations

Nine Months Ended 3/31/02 vs. Nine Months Ended 3/31/01

During the first nine months of Fiscal 2002, ended 3/31/02, the Company acquired an option to purchase a 60% interest in the Blue Mountain Geothermal Project located in northern Nevada. The Company began an exploration drilling program on this property and, as of June 2002, is in the process of attempting to raise additional capital in order to carry out further exploration work. During the first nine months of Fiscal 2002, the company also engaged in minimal exploration work on its other properties located in Canada.

The Company incurred a net loss in the amount of $143,482 during the first nine months of Fiscal 2002. Among the more significant expenses making up this loss are legal fees of $19,683 (2001 - $58,001); consulting fees of $22,500 (2001 - $17,500); accounting and audit fees of $2,097 (2001 - $6,260); administration fees of $19,950 (2001 - $17,550); office and miscellaneous costs of $10,808 (2002 - $8,493); rent and telephone costs of $10,379 (2001 - $7,037); regulatory and transfer agent fees of $11,095 (2001 - $18,414); travel and related costs of $9,175 (2002 - $2,944); and, investor relations costs of $29,238 (2001 - $95).(During Fiscal 2002 investor relations costs increased significantly over Fiscal 2001 because Fiscal 2001 was a period of consolidation and inactivity.  The increased cost in Fiscal 2002 reflects an active program to disseminate information to the market about the Company’s new business direction (development of renewable energy) and the new geothermal project at Blue Mountain, Nevada. Fiscal 2002 investor relations costs consist of $24,200 attributable to consulting; $1,202 attributable to travel; and, $3,835.76 attributable to printing of materials.)

Fiscal 2001 Ended 6/30/2001 vs. Fiscal 2000

For the fiscal year ended June 30, 2001 the Company incurred a net loss of ($188,612) or ($0.26) per share as compared to a net loss of ($742,619) or ($0.23) per share for the year ended June 30, 2000. The smaller loss in the 2001 fiscal year is the result of substantial write-offs recorded in the 2000 fiscal year or acquisition and exploration costs incurred by the Company in connection with various mineral properties located in Nevada and Chile.

The Company received no revenue for the fiscal years ended June 30, 2001 and 2000.  All of its resource properties were in the exploration state.  The Company did receive $40,148 of option proceeds in excess of its acquisition costs incurred with respect to the Plateau property in Fiscal 2001.

Total expenses were $174,148 in Fiscal 2001 as compared to $159,507 in Fiscal 2000.  Accounting, administration, office and sundry expenses remained at approximately the same level in each of the two years.  Legal fees increased from $13,189 in Fiscal 2000 to $56,189 in Fiscal 2001, and regulatory fees increased from $15,642 in Fiscal 2000 to $24,165 in Fiscal 2001 due to additional costs associated with the proposed acquisition of Burin Fluorspar.  Site evaluation fees declined from $52,039 in Fiscal 2000 to $14,107 in Fiscal 2001 due to reduced activity by the Company in the mineral exploration sector.  Consulting fees increased from $15,000 in Fiscal 2000 to $25,000 in Fiscal 2001 due to the acquisition of the Plateau property.  Travel and business development declined from $8,303 in Fiscal 2000 to $3,220 in Fiscal 2001 and investor relations costs declined from $4,019 in Fiscal 2000 to ($204) in fiscal 2001 as a result of the implementation of cost cutting measures by the Company.

After termination of the Burin transaction in September 2000, the Company became somewhat more active in acquiring resource properties and incurred a total of $15,250 on exploration costs, as compared to $3,322 of exploration costs incurred in Fiscal 2000.  In Fiscal 2001, the Company abandoned the Sahara property in Alaska and wrote off $14,112 of associated costs, as compared to Fiscal 2000 during which the Company terminated its interests in the Snowstorm property in Nevada and the Nuevo Ano properties in Chile and wrote-off $583,112 of associated costs.

Fiscal 2000 Ended 6/30/2000 vs. Fiscal 1999

The loss for Fiscal 2000, ended June 30th, was ($742,619) or ($0.23) per share compared to ($544,664) or ($0.20) per share for fiscal 1999, ended June 30th. The greater loss resulted from the write down of mineral properties during Fiscal 2000 in the amount of $583,112. During Fiscal 2000, the Company wrote off its interests in the Snowstorm Property in the amount of ($202,462) and its interests in the Nuevo Ano and Enero Projects in the amount of ($379,741). The Nuevo Ano and Enero Project and the Snowstorm Property were abandoned due to low metal prices.

General and administrative costs for Fiscal 2000  were $159,507 which was lower by $7,583 than Fiscal 1999 when general and administrative costs were $167,090. The major expense components of general and administrative costs were administrative fees; accounting and audit; consulting; legal fees; rent and telephone; property investigation; and, transfer agent and regulatory fees.

During Fiscal 2000, expenditures of $89,826 were made on the Company’s mineral properties which was considerably lower than the $611,940 of expenditures made in Fiscal 1999. These expenditures reflect decreased exploration activity as evidenced by the abandonment of both the Nuevo Ano project in Chile and the Midas project in Elko County, Nevada.

Fiscal 1999 Ended 6/30/1999 vs. Fiscal 1998 Ended 6/30/98

For the twelve month period ending June 30, 1999, the Company had a net loss of ($544,664) compared to a net loss of ($769,405) for the year ended June 30, 1998.  A significant portion of the Fiscal 1999 loss was due to the write-off of the Enero Project.  During Fiscal 1999, the company expended $51,326 upon exploration and property costs (excluding acquisition costs) compared to $429,589 of such expenditures during Fiscal 1998. The decline in such expenditures was due to difficult market conditions for raising capital for resource exploration.

General and administrative expenses for Fiscal 1999 were $162,787 compared to $301,122 for Fiscal 1998.  The decline in such expenses was due to decreased exploration activity and management’s implementation of cost restraint measures.

Liquidity and Capital Resources

The Nine Month Period Ended 3/31/02

The working capital of the Company at 3/31/02 was $61,518. At this date the Company’s working capital position was not sufficient to undertake the Company’s plans to continue exploration and related geotechnical work as well as fund the Company’s on-going general and administrative costs for the fiscal year. As disclosed in the Plan of Operations, on April 18, 2002 the Company announced that it had completed a private placement whereby it sold 1,195,000 units at a price of $0.25 per unit giving it additional working capital of $298,750.  The funds from this financing along with cash on hand were used to fund the drill program at the Blue Mountain site and for working capital.

Cash commitments through the end of calendar 2002 are $10,000 for the option payment on the Blue Mountain Property and $50,000 for the work commitment to maintain the Blue Mountain Option Agreement. On July 16, 2002 the Company engaged Haywood Securities Inc. to assist in raising a minimum of $500,000 and a maximum of $1,000,000 by way of a private placement. Management expects that this financing will be completed by the end of October 2002; and, the Company is also making its own arrangements for additional capital through other direct private placements.

Cash Used in the Nine Months Ended 3/31/02 Operating Activities totaled ($87,928) including the Net Loss of ($143,482). There were no significant adjustments during this period.

Cash Used in the Nine Months Ended 3/31/02 on Investing Activities totaled ($79,638) consisting mostly of expenditures on mineral properties.

Cash Provided by Nine Months Ended 3/31/02 Financing Activities was $321,334 consisting of the issuance of common stock in the amount of $287,168 and capital stock issued for property in the amount of $34,166.

Fiscal 2001 Ended 6/30/2001

The working capital deficit of the Company at June 30, 2001 was ($37,712). This compares with a working capital deficit of  ($236,554) at June 30, 2000. The Company had no long term debt as of either of these dates.

Cash Flows From Operations in the Twelve Months Ended 6/30/2001 totaled ($172,710) including the Net Loss of ($188,612). Significant adjustments included investments written down in the amount of $40,500; amortization of $1,438; the excess of option receipts over property acquisition costs in the amount of ($40,148); and, mineral property costs written off in the amount of $14,112.

Cash Flows From Investing Activities in Twelve Months Ended 6/30/2001 totaled ($50,501), consisting of expenditures on mineral properties totaling ($100,051) and option income received in the amount of $50,000.

Cash Flows From Financing Activities in Twelve Months Ended 6/30/2001 totaled $187,040 consisting entirely of the issuance of common stock.

Fiscal 2000 Ended 6/30/2000

The working capital deficit of the Company at the end of Fiscal 2000 (June 30th) was ($236,554) as compared to a working capital deficit of ($149,403) at the end of Fiscal 1999. The Company had no long term debt as of either date.

Cash Flows From Operation in the Twelve Months Ended 6/30/2000 totaled ($157,484) including the Net Loss of ($742,619). Significant adjustments included Mineral properties written off in the amount of $583,112 and depreciation of $2,023.

Cash From Investing Activities in the Twelve Months Ended 6/30/2000 totaled ($42,667), consisting of the following items.  Mineral property costs were ($55,998) and exploration advances were reduced by $13,331.

Cash Provided by Twelve Months Ended 6/30/2000 Financing Activities totaled $113,000, consisting entirely of the issuance of common stock.

Fiscal 1999 Ended 6/30/1999

The Company had a working capital deficit of ($149,403) at 6/30/1999.

Cash Flows From Operations in the Twelve Months Ended 6/30/1999 totaled ($158,878), including the Net Loss of ($544,664). Significant adjustments included Depreciation of $3,909; a loss on the disposal of capital assets in the amount of $4,303; and, mineral property costs written off in the amount of $377,574.

Cash Flows From Investing Activities in the Twelve Months Ended 6/30/1999 totaled ($79,608), consisting of mineral property costs of ($105,745); proceeds from the disposal of capital assets in the amount of $13,465; and, the reduction of exploration advances in the amount of $12,672.

Cash Provided By Twelve Months Ended 6/30/1999 Financing Activities totaled $169,400 consisting entirely of the issuance of common stock.

<r>

US GAAP Reconciliation with Canadian GAAP

i)

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off.  Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii)

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 (“APB 25”).  Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.  An alternative method under US GAAP is the fair value accounting provided for under FASB Statement No. 123 (“SFAS No. 123”), which requires the use of option valuation models.  Pro-forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its options granted under the fair value method of that Statement.  The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001 and 2000:  risk free rate of 5.25%; no dividends; volatility factor of the expected life of the Company’s common stock of 212%; and weighted average expected life of the options granted in each year of four years.

</r>

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production.  None of its properties are yet in production and consequently, the properties do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote x to the financial statements.  The value of the Canadian Dollar in relationship to the U.S. Dollar was 0.65 as of 6/01/02.

The Company has financed its activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 6/01/2002 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.

Table No. 5

Directors

Name                         Age     Date First Elected/Appointed

Brian D. Fairbank  (1)       52      April 1995

John W. Milligan   (1)       78      April 1995

James E. Yates     (1)       60      December 1996

Michael Marchand   (1)       57      August 1995

(1)

Member of Audit Committee. The Audit Committee is composed of four Directors, two of whom are non officers of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Table No. 6 lists, as of  6/01/2002, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada.

Table No. 6

Executive Officers

                                                          Date of

Name                   Position                Age    Appointment

Brian D. Fairbank (1)  President and CEO       52     April 1995

John W. Milligan  (2)  Secretary and CFO       78     April 1995

(1)

He spends 80% of his time on the affairs of the Company.

(2)

He spends 25% of his time on the affairs of the Company.

Brian D. Fairbank has been the President and CEO of the Company since April 1995.  He has been a director of the Company since 1995.  Mr. Fairbank received his B.A.Sc. in geological Engineering from the University of British Columbia.  He is a registered engineer of the Association of Professional Engineers & Geoscientists of British Columbia, Fellow of the Geological Association of Canada, member of the British Columbia & Yukon Chamber of Mines and member, past Chairman of Geothermal Energy Association. Mr. Fairbank currently is the President of Fairbank Engineering Ltd., responsible for corporate planning, fiscal controls, project management and operations, staffing, contract management, and reporting to clients and government agencies. He is also the President and CEO of Blue Desert Mining Inc., responsible for corporate development, financial and regulatory reporting, and property acquisition.  From 1984 to 1993 Mr. Fairbank has been director or President for Noramex Minerals Inc., responsible for corporate management, property acquisitions, project development, financial and regulatory reporting. From 1982 to 1992 he has been Director and President for Desert Gold Resources Inc., responsible for corporate management, property acquisitions, project development, financial and regulatory reporting.  Mr. Fairbank has been Project Engineer (1978-1980) and Partner and Exploration Manager (1981-1986) to Nevin Sadlier-Brown Goodbrand, responsible for new project development and implementing mineral and geothermal exploration programs.

John W. Milligan has been the Secretary and CFO for the Company since April 1995. He has been a director of the Company since April 1995.  From 1982 to 1994 he was a construction consultant for the Royal Bank of Canada on the Walden North Power Project, investigating the developments and construction of geothermal power projects in Nevada and a hydroelectric project, and an engineering consultant for various mining companies listed on the Vancouver and Montreal stock exchanges. From 1988 to 1991 Mr. Milligan served as Commissioner and Chairman for the Advisory Planning Commission Municipality of West Vancouver.  In 1982 he retired from British Columbia Hydro having served 34 years with the company and its predecessor companies. From 1979 to 1980 Mr. Milligan served a construction manager for Pier B.C. Development Board successfully handling a large number of labor relation issues, serving on a variety of committees, and directing the selection, organization, training and motivation of the staff.

James E. Yates is a Director of the Company.  In 1964 he become the Founder and President of Hycroft Realty Ltd.  To this day, he has remained President of the company, which is involved in real estate sales and development projects.  Mr. Yates was the Founder, President and a Director of Vancouver Stock Exchange listed Hycroft Resources and Developments Corp. from 1982 to 1988.  He was the President and a Director of  Vancouver Stock Exchange listed International Baron, from 1987 to 1990.  From 1990 to May 1997 he was involved with American Bullion Minerals, having served as President and a Director.  Since 1994 Mr. Yates has been the President and a Director of Hersey Goldfields Corporation, which is currently listed on the Canadian Venture Exchange.  He is President and a Director of Blackhorn Gold Mines presently applying for listing on the Canadian Venture Exchange.  Mr. Yates is also a Director of Future Mining Corp. and Excam Developments Inc.

Michael Marchand serves as a Director for the Company.  He received his B.Sc with honors in Geology from McGill University, M.Sc. in Geology and Petrology from McGill University, and his Ph.D. in Geology and Geochemistry from McMaster University.  Mr. Marchand is currently involved with the Diamond and Mineral Exploration Consulting and Management Consultancy for technical computer systems, technology assessment, Data Management and Strategic Planning as a consultant.  From 1982 to 1991 he was the Senior Exploration Geologist and Group Leader, computer applications for Canterra Energy Ltd., responsible for geological computer applications in the exploration department; exploration data bases, mapping, data analysis, data presentation including development of comprehensive strategic plans for exploration computing and technology transfer.

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2001 ended 6/30/2001 was $30,000.

Table No. 7

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

                                                          Long-Term Compensation __

                              Annual Compensation             Awards__ ___

Name and                                               Restricted Options/

Principal        Fiscal                  Other Annual     Stock   SARS         LTIP     All Other

Position           Year    Salary  Bonus Compensation    Award(s) Granted(#) Payouts Compensation

Brian D. Faribank  2001  $30,000(1)  nil       nil        nil     180,000(2)    nil      nil

President , CEO &  2000  $30,000(3)  nil       nil     29,600(4)  120,000(5)    nil      nil

Director           1999  $30,000(6)  nil       nil     88,800(7)  200,000(8)    nil      nil

John W. Milligan   2001      nil     nil       nil        nil     100,000       nil      nil

Director, CFO &    2000      nil     nil       nil      1,675(9)   65,000       nil      nil

Secretary          1999      nil     nil       nil      5,025(10) 150,000       nil      nil

The Company pays (or accrues) a management fee of $2,500 per month to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Executive Officers.

--------------------

(1)Consisting of a management fee paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank.

(2)Indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank

(3)Consisting of a management fee paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank

(4)subject to escrow restrictions which expired on November 21, 2000

(5)Indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank

(6)Consisting of a management fee paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank

(7)Indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank

(8)Indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank

(9)subject to escrow restrictions which expired on November 21, 2000

<r>(10) “Employee” means an individual for whom income tax, employment insurance and CPP deductions must be made or an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company Staffing. </r>

The Company currently has four employees(1).  The name, location and job title of each employee is listed below:

Name	Location	Job Title

Brian D. Fairbank	Vancouver, B.C.	President & CEO
John W. Milligan	Vancouver, B.C.	Secretary & CFO
Ed Low	Vancouver, B.C.	Chief Accountant
Beth Connell	Vancouver, B.c.	Office Manager

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of  6/01/2002, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title                                 Amount and Nature   Percent

  of                                      of Beneficial        of

Class    Name of Beneficial Owner             Ownership   Class #

Common   Brian D. Fairbank (1)                1,708,833     19.0%

Common   John W. Milligan  (2)                  110,000      1.2%

Common   James E. Yates    (3)                  143,833      1.6%

Common   Michael Marchand  (4)                   50,000       <1%

Total Directors/Officers                     2,012,666      22.00%

(1)

Of these shares 108,000 represent currently exercisable share purchase options and 120,000 represent share purchase warrants.

(2)

Of these shares 100,000 represent currently exercisable share purchase options.

(3)

Of these shares 132,000 represent currently exercisable share purchase options.

(4)

Of these shares 50,000 represent currently exercisable share purchase options.

#  Based on 8,863,669 shares outstanding as of 6/24/02 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

--------------------

<r>(1)“Employee” means an individual for whom income tax, employment insurance and CPP deductions must be made or an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an individual for whom income tax, employment insurance and CPP deductions must be made, but for whom income tax deductions are not made. </r>

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/company who beneficially owns 5% or more of the Registrant's voting securities. Table No. 9 lists as of 6/01/2002, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Brian D. Fairbank, 900-409 Granville Street Vancouver, B.C.	1,708,833	19.0%
Common	Frank Diegmann, 1986 East Foothill Blvd. Pasadena, Ca 91107	2,351,333	25.5%

Based on 8,863,669 shares outstanding as of 6/24/2002 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

(1)

Of these shares 108,000 represent currently exercisable share purchase options and 120,000 represent currently exercisable share purchase warrants.

(2)

Of these shares 127,500 represent currently exercisable share purchase warrants and 212,500 represent currently exercisable special share purchase warrants.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Transactions of business with companies controlled by Directors or companies with common Directors in common were as follows during Fiscal 2001, Fiscal 2000 and Fiscal 1999:

	Fiscal 2001	Fiscal 2000	Fiscal 1999
Fees for administrative and professional services	$53,150	$38,400	$23,178
Fees for geological services	$24,346	$44,083	$23,178
Payments for office rent	$10,271	$6,112
Amounts included in accounts payable	$9,202	$158,076	$135,657
Amounts included in accounts receivable	$6,994	$3,033

Administration and professional services -Fairbank Engineering

Geological services                      -Fairbank Engineering

Office Rent and Accounts Payable         -International Choice

                                           Ventures Inc.

Accounts Receivable                      -Fairbank Engineering

Fairbank Engineering is a private company owned by Brian Fairbank, the President of Continental Ridge Resources and International Choice Ventures Inc. is a public company the President and Director of which is James Yates, a Director of Continental Ridge Resources and the Director of which is Brian Fairbank, the President and a Director of Continental Ridge Resources.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent interim financial statements dated 3/31/2002.

Item 9.  Offer and Listing of Securities

As of 6/30/2001, the authorized capital of the Company was 100,000,000 common shares with no par value; 25,000,000 first preferred shares with no par value; and, 25,000,000 second preferred shares with no par value and there were 6,857,002 common shares outstanding and no first or second preferred shares outstanding. As of 3/31/02 there were 7,618,670 common shares issued and outstanding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act“ of British Columbia.  Unless the “Company Act“ or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Company Act contain provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

i.

Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

ii.

Giving financial assistance under certain circumstances;

iii.

Certain conflicts of interest by Directors;

iv.

Disposing of all/substantially all of Company's undertakings;

v.

Removing Director before expiration of his term of office;

vi.

Certain alterations of share capital;

vii.

Changing the Company name;

viii.

Altering any restrictions on the Company's business; and

ix.

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company's common shares began trading on the Alberta Stock  Exchange in Calgary, Alberta, Canada, under its former name “Blue Desert Mining Inc.” on January 31, 1996.  The current stock symbol is “KRI”.  The CUSIP number is #212017107.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare, the Company’s transfer agent.

On 6/24/02, the shareholders' list for the Company's common shares showed 48 registered shareholders and 8,863,669 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 700 holders of record in Canada and 11 holders of record resident in the United States. The U.S. shareholders own 2,641,960 shares of common stock which represents 30% of the Company’s outstanding shares. Refer to discussion below regarding holders of record of the Company's warrants.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 711 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 10 lists the high and low sales prices on the Alberta Stock Exchange and then the Canadian Venture Exchange and then the TSX Venture Exchange for the Company's common shares for the last five full financial years; the two most recent full financial years for each full financial quarter and for the most recent six months: the high and low market prices for each month.

Table No. 10

Alberta Stock Exchange and Canadian Venture Exchange

 Common Shares Trading Activity

- Sales -

                                         Canadian Dollars

 Period                                    High        Low

Fiscal Year Ended 12/31/2001             $0.28       $0.10

Fiscal Year Ended 12/31/2000               Did Not Trade

Fiscal Year Ended 12/31/1999             $0.15       $0.00

Fiscal Year Ended 12/31/1998               Did Not Trade

Fiscal Year Ended 12/31/1997               Did Not Trade

Quarter Ended  3/31/2002                 $0.28       $0.21

Quarter Ended 12/31/2001                 $0.28       $0.10

Quarter Ended  9/30/2001                 $0.20       $0.10

Quarter Ended  6/30/2001                 $0.17       $0.10

Quarter Ended  3/31/2001                 $0.15       $0.10

Quarter Ended 12/31/2000                   Did Not Trade

Quarter Ended  9/30/2000                   Did Not Trade

Quarter Ended  6/30/2000                   Did Not Trade

Quarter Ended  3/31/2000                   Did Not Trade

Month Ended   9/30/2002                  $0.45       $0.27

Month Ended   8/31/2002                  $0.45       $0.39

Month Ended   7/31/2002                  $0.46       $0.38

Month Ended   6/30/2002                  $0.44       $0.34

Month Ended   5/31/2002                  $0.39       $0.30

Month Ended   4/30/2002                  $0.39       $0.25

No. 11 lists, as of 6/01/2002 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11

Share Purchase Warrants Outstanding

           Number of   Number of

           Share       Share                           Expiration

           Purchase    Purchase                           Date of

Effective  Warrants    Warrants       Exercise Price       Share

Date of    Originally  Still         First     Second    Purchase

Issuance   Granted     Outstanding    Year      Year     Warrants

8/28/01    212,500     212,500       $0.25     $0.25    8/28/03

4/23/02    597,500     597,500       $0.25     $0.00    4/23/03

6/23/02    152,000     152,000       $0.35     $0.00    6/23/03

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

As of June 24, 2002 there were 100,000,000 common shares, with no par value, authorized and 8,863,669 common shares issued and fully paid. There were also 25,000,000 first preferred shares, with no par value, and 25,000,000 second preferred shares, with no par value, authorized. No first preferred or second preferred shares were issued.

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options.  Private placements included:

Fiscal 1997:

1,200,000 special warrants at $0.70 per special warrant, raising $840,000(1).  The Company also issued 75,000 shares at $1.00 per share pursuant to a private placement.  Warrants for 37,500 shares at 41.25 per share, exercisable on or before November 8, 1998 were issued in connection with this private placement.

Fiscal 1998:

The company issued 845,000 shares at $0.30 per share under a private placement agreement.  Warrants for 845,000 shares exercisable at $0.30 per share in the first year and $0.35 per share in the second year, exercisable on or before January 15, 2000, were issued in connection with this private placement.

Fiscal 1999:

During the year ended June 30, 1999, the Company Completed two private placement financings. The first financing consisted of 1,040,000 units at a price of $0.20 per unit. Each unit was convertible into one common share for no additional consideration and one share purchase warrant. Each share purchase warrant allowed the holder to purchase one additional common share at a price of $0.20 per share, expiring July 8, 2000. The second financing consisted of 1,280,000 units at a price of $0.10 per unit. Each unit was convertible into one common share for no additional consideration and one share purchase warrant.  Each share purchase warrant allowed the holder to purchase one additional common share at a price of $0.10 per share, expiring February 9, 2000.

Fiscal 2000:

The Company issued 376,667 common shares through the exercise of share purchase warrants.

Fiscal 2001:

During the year ended June 30, 2001, the Company issued 1,216,666 common shares at $0.12 per share through a private placement financing for proceeds of $146,000.

Fiscal 2002:

On April 23, 2002, the Company issued 1,195,000 common shares at $0.25 per share and on June 23, 2002, the Company issued 304,000 common shares at $0.35 per share through private placement financings.

--------------------

(1)Each special warrant entitled the holder to acauire, for no additional cost, one common share of the Company and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.87 per share exercisable up to February 19, 1998.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms  and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange and the British Columbia Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares.  No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with Canadian Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of  6/24/2002, as well as the number of options granted to Directors and all employees as a group.

Table No. 12

Stock Options Outstanding

                                           Number of

                                           Shares of        CDN$

                                           Common       Exer. Expiration

Name                                       Stock       Price       Date

Brian D. Fairbank,                           108,000    $0.10   06/22/06

President, CEO & Director

Jack W. Milligan,                            100,000    $0.10   06/22/06

Secretary, CFO & Director

James E. Yates,                              132,000    $0.10   06/22/06

Director

Domenic Falcone,                             100,000    $0.10   06/22/06

Consultant

Michael Marchard,                             50,000    $0.10   06/22/06

Director

Ed Low,                                       25,000    $0.10   06/22/06

Employee

Total Officers and/or Directors(5 persons)   480,000

Total Employees and/or Consultants(2 persons)125,000

Total Officers/Directors/Employees           515,000

Memorandum and Articles of Association

The Memorandum and Articles of the Company do not address the Company’s objects and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

The Directors may from time to time in behalf of the Company:

(a)

borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c)

mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act“ of British Columbia.  Unless the “Company Act“ or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia contain provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.

Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.

Giving financial assistance under certain circumstances;

c.

Certain conflicts of interest by Directors;

d.

Disposing of all/substantially all of Company's undertakings;

e.

Removing Director before expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Company name;

h.

Altering any restrictions on the Company's business; and

i.

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the Canadian Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

Material Contracts

There are no material contracts other than those entered into through the normal course of business.  All contracts are included as exhibits.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1.

If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.

If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3.

If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (I) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (I) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and  management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart

F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statements by Experts

George Booth is quoted earlier in the disclosure relating to the Blue Mountain Project. His qualifications are disclosed in a footnote in that section and his consent to use this material is included as an exhibit to this document.

Document Inspection

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

Item 11.  Disclosures about Market Risk

Not Applicable

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The report of Morgan and Company, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Auditor's Report, dated September 6, 2001

Consolidated Balance Sheets at June 30, 2001 and June 30, 2000

Consolidated Statements of Loss and Deficit for the Years ended June 30, 2001; June 30, 2000; and, June 30, 1999

Consolidated Statements of Cash Flows for the Years ended June 30, 2001; June 30, 2000; and, June 30, 1999.

Notes to Consolidated Financial Statements

Unaudited Financial Statements

Balance Sheets at March 31, 2002 and June 30, 2001

Statements of Operation and Deficit for the Three Month Period Ended March 31, 2002 and March 31, 2001 and for the Nine Month Period Ended March 31, 2002 and March 31, 2001

Statements of Cash Flows for the Three Month Period Ended March 31, 2002 and March 31, 2001 and for the Nine Month Period Ended March 31, 2002 and March 31, 2001

Mineral Property Costs for the Nine Month Period Ended March 31, 2002 and March 31, 2001

Notes to the Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

B.  Index to Exhibits:

Page Number
1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation	Incorporated by reference (P)
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***	Incorporated by reference (P)
3. Voting Trust Agreements – NA
4. Material Contracts – N/A
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries	Incorporated by reference (P)
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10. Other Documents

    Annual Information Form as at June 30, 2001

    Information Circular for Meeting held on 12/18/01

    Proxy Statement for Meeting held on 12/18/01

    Option Agreement for Blue Mountain Geothermal

       Project, Humbolt County, Nevada

    Exploration, Development and Mine Operating

       Agreement between Anglogold (USA) Exploration

       Inc. and Blue Desert Mining (US) Inc.

    Consent of George M. Booth

     Consent of Independent Auditors

Incorporated By Reference (P) Attached

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

AUDITORS' REPORT

To the Shareholders of

Continental Ridge Resources Inc.

(Formerly Canada Fluorspar Inc.)

We have audited the consolidated balance sheets of Continental Ridge Resources Inc. (formerly Canada Fluorspar Inc.) as at June 30, 2001 and 2000, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2001, 2000 and 1999.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001, 2000 and 1999, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

“Morgan & Company”

September 6, 2001

Chartered Accountants

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

CONSOLIDATED BALANCE SHEETS

	JUNE 30
	2001	2000

ASSETS

Current
Cash	$11,115	$2,260
Accounts receivable	8,649	5,101
Short-term investments (Note 3)	22,500	-
	42,264	7,361

Gobi Project – Unpatented Claims And Option Interests, unproven properties (Note 4(a))	65,793	73,490
Blue Mountain Geothermal Option Interest, unproven properties (Note 4(b))	15,327	-
Deferred Exploration Expenditures	49,993	16,336
Investment (Note 5)	25,000	25,000
Capital Assets (Note 6)	3,631	5,069

	$202,008	$127,256

LIABILITIES

Current
Accounts payable	$79,976	$243,915

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital (Note 7)	2,788,316	2,361,013

Deficit	(2,666,284)	(2,477,672)
	122,032	(116,659)

	$202,008	$127,256

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED JUNE 30
	2001	2000	1999

Expenses
Accounting and audit	$9,567	$10,595	$11,008
Administration fees	23,400	23,400	37,754
Amortization	1,438	2,023	3,909
Bank charges and interest	118	2,008	315
Consulting	25,000	15,000	30,000
Investor relations	(204)	4,019	11,943
Foreign exchange	-	(4,563)	(1,454)
Legal	56,189	13,189	16,702
Office and sundry	7,536	6,940	9,629
Rent and telephone	9,612	10,912	12,504
Site evaluation	14,107	52,039	5,666
Transfer agent and regulatory fees	24,165	15,642	16,133
Travel and business development	3,220	8,303	8,678

Loss Before The Following	174,148	159,507	162,787

Write-Off Of Option Interests	14,112	583,112	377,574
Loss On Disposal Of Capital Assets	-	-	4,303
Excess Of Option Receipts Over Costs Of Option Interests	(40,148)	-	-
Write Down Of Investments	40,500	-	-

Loss For The Year	188,612	742,619	544,664

Deficit, Beginning Of Year	2,477,672	1,735,053	1,190,389

Deficit, End Of Year	$2,666,284	$2,477,672	$1,735,053

Loss Per Share	$0.03	$0.23	$0.20

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30
	2001	2000	1999

Cash Flows From Operating Activities
Loss for the year	$(188,612)	$(742,619)	$(544,664)
Items not involving cash flows:
Write down of investments	40,500	-	-
Amortization	1,438	2,023	3,909
Excess of option receipts over costs of option interests	(40,148)	-	-
Loss on disposal of capital assets	-	-	4,303
Write off of option interests	14,112	583,112	377,574
	(172,710)	(157,484)	(158,878)

Increase in non-cash working capital items:
Decrease (Increase) in accounts receivable	(3,548)	25,551	3,557
Decrease in prepaid expense	-	-	6,636
Increase in accounts payable	48,124	57,439	53,998
	(128,134)	(74,494)	(94,687)

Cash Flows From Investing Activities
Option interests and deferred expenditures	(100,051)	(55,998)	(105,745)
Reduction of exploration advances	-	13,331	12,672
Proceeds on disposal of capital assets	-	-	13,465
Option income received	50,000	-	-
	(50,501)	(42,667)	(79,608)

Cash Flows From Financing Activity
Shares issued for cash	187,040	113,000	315,200
Share subscriptions received	-	-	(145,800)
	187,040	113,000	169,400

Increase (Decrease) In Cash	8,855	(4,161)	(4,895)

Cash, Beginning Of Year	2,260	6,421	11,316

Cash, End Of Year	$11,115	$2,260	$6,421

Supplementary Cash Flow Information
Shares issued for option interests	$28,200	$5,000	$36,225
Shares issued for debt	212,063	-	-

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

1.

NATURE OF OPERATIONS

The Company is in the process of exploring its option interests and unpatented claims, and has not yet determined whether these interests contain economically recoverable ore reserves.  The recoverability of the amounts shown for option interests and unpatented claims, and related deferred exploration expenditures is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

On February 5 2001, the Company changed its name from Canada Flurospar Inc. to Continental Ridge Resources Inc.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary, Blue Desert Mining (U.S.) Inc., incorporated in the State of Nevada, U.S.A.  All significant inter-company balances and transactions have been eliminated.

b)

Short -Term Investments

Investments are recorded at the lower of cost and market value.

c)

Exploration Expenses

The Company defers the costs of its option interests and unpatented mineral claims on an area of interest basis.  The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3061 – “Property, Plant and Equipment” states that for a mineral property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.

The Company has not established that its option interests or its unpatented mineral claims have any known or probable reserves.

In March 2002, the CICA Emerging Issue Committee issued EIC126 – “Accounting by Mining Enterprises for Exploration Costs”.  In this abstract, the CICA concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Exploration Expenses (Continued)

Amortization of these costs will be on a unit-of-production basis, based on estimated proven reserves of minerals of the areas should such reserves be found.  If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its claims and option interests in good standing.  The amounts shown for unpatented claims, option interests and deferred exploration expenditures represent costs to date and do not necessarily reflect present or future values.

d)

Option Payment Received

Option payments received are treated as a reduction of the carrying value of the related option interests and deferred exploration expenditures, and the balance, if any, is taken into income.

e)

Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

f)

Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%

g)

Stock Based Compensation

Employee and director stock options granted by the Company are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price.  No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over the exercise price.

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from management’s best estimates as additional information becomes available in the future.

i)

Loss Per Share

Loss per share is calculated on the weighted average number or shares outstanding.

j)

Income Taxes

The Company has adopted the new requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

3.

SHORT-TERM INVESTMENTS

Short-term investments consist of 90,000 special warrants of a publicly traded company convertible into 90,000 common shares on or before March 26, 2002 for no additional consideration.

4.

CLAIMS AND OPTION INTERESTS

a)

Gobi Project – Unpatented Claims and Option Interests

The Company has an option to acquire 100% interest in a number of claims located southeast of Fairbanks, Alaska, by the issue of 66,667 shares, 16,667 on regulatory approval and 16,667 in annual intervals (50,000 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000 commencing on December 10, 1999 of which $10,000 was paid by exploration work done in a previous year, and $10,000 was paid in the current year. The Company is required to expend a total of $250,000 on exploration work by December 10, 2001. The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

In addition, the Company has staked a number of claims adjacent to the Gobi Project Claims.

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

4.

CLAIMS AND OPTION INTERESTS (Continued)

a)

Gobi Project – Unpatented Claims and Option Interests (Continued)

The Company has entered into agreements on certain of its properties with an unrelated company whereby that company will earn a 60% interest in the Portal/Gobi and Mohave claims.  Total expenditures of US$1,500,000 (including $70,000 cash payments due by the Company) are required over a five year earn-in period.

After the earn-in period the Company will have a 40% participating interest in the joint venture.

b)

Blue Mountain Geothermal Project Option Interest

Subject to regulatory acceptance, the Company entered into an agreement with a company, with two common directors, to earn a 60% joint venture interest in the Blue Mountain Geothermal Project located in Nevada, U.S.A.  Over a three-year period, the agreement requires the issue of 600,000 shares (200,000 issued subsequent to June 30, 2001 – Note11(I)), cash payments of US$50,000 (US$10,000 paid), and US$1,700,000 in exploration expenditures.

The Company will have a 20% joint venture interest after payments of US$30,000, work expenditures of US$500,000, and the issue of 400,000 shares.

c)

Dot Com Property Option Interest

The Company has an option to acquire 100% interest, subject to a 2% Net Smelter Royalty, in certain unpatented claims in the Val d’Or Mining District of Quebec, by the issue of 200,000 shares (issued) and payments of $55,000 ($25,000 paid) and by incurring expenditures of $250,000 as of October 24, 2003. After the three-year earn-in period, the property is subject to $10,000 advance royalty payment.

The Company optioned a 50% interest to a publicly traded company and has received, net of finders fee, $36,000 and 90,000 special warrants convertible to common shares on a one-for-one basis on or before March 2002 at no further consideration.

5.

INVESTMENT

	2001	2000

100,000 shares in a private company, with two common directors, at cost	$25,000	$25,000

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

6.

CAPITAL ASSETS

	2001	2000

Computer equipment	$14,011	$14,011
Office equipment	1,995	1,995
	16,006	16,006
Accumulated depreciation	12,375	10,937

Net book value	$3,631	$5,069

7.

SHARE CAPITAL

a)

Authorized:

100,000,000 common shares - no par value

25,000,000 first preferred shares - no par value

25,000,000 second preferred shares - no par value

b)

Common shares issued:

	Shares	Amount

Balance, June 30, 1999	3,027,669	$2,243,013

Issued during the year ended June 30, 2000
For cash – warrants exercised	376,667	113,000
For mineral property	33,333	5,000
	410,000	118,000

Balance, June 30, 2000	3,437,669	2,361,013

Issued during the year ended June 30, 2001
For cash
- private placement	1,216,666	146,000
- options exercised	342,000	41,040
For debt	1,626,000	212,063
For mineral property	234,667	28,200
	3,419,333	427,303

Balance, June 30, 2001	6,857,002	$2,788,316

c)

As at June 30, 2000, 95,250 of the outstanding shares were held in escrow. These were all released from escrow during the year ended June 30, 2001.

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

7.

SHARE CAPITAL (Continued)

d)

As at June 30, 2001, the following share purchase options were outstanding:

Number of shares	Exercise price	Expiry date

685,000	$0.10	June 22, 2006

8.

ACQUISITION OF BURIN FLUORSPAR INC.

During the year the Company terminated its agreement to acquire all of the issued and outstanding shares of Burin Fluorspar Inc., a private mineral exploration and development company.  The Company incurred expenditures totalling $10,188 (2000 - $52,039) for geological evaluation of the project, travel, financial and legal costs, which were allocated to site evaluation costs.

9.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of accounts receivable, short term investments, and accounts payable.  It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.  The fair value of the financial instruments approximates their carrying value.

10.

RELATED PARTY TRANSACTIONS

Transactions in the normal course of business with companies controlled by directors or companies with common directors in common were as follows:

	2001	2000	1999

Fees for administrative and professional services	$53,150	$38,400	$23,178
Fees for geological services	$24,346	$44,083	$23,178
Payments for office rent	$10,271	$6,112	$-
Amounts included in accounts payable	$9,202	$158,076	$135,657
Amounts included in accounts receivable	$6,994	$3,033	$-

During the year ending June 30, 2001, the Company issued 1,000,000 shares to settle a debt of $120,000 with a private company with one common director, and issued 240,500 shares to another private company with one common director for a settlement of $28,860.

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

11.

SUBSEQUENT EVENTS

i)

On August 22, 2001, the Company, on receipt of regulatory approval, issued 200,000 common shares at a price of $.15 per share to acquire an interest in the Blue Mountain Geothermal Project located in Nevada. Conditional approval was obtained for the issue of the remaining 400,000 shares.

ii)

Subsequent to June 30, 2001, the Company received $76,500 in subscription proceeds. The Company intends to issue, subject to regulatory approval, 425,000 special warrants at an exercise price of $.18 per special warrant. Each special warrant will be convertible at no additional cost, into one common share and one-half a common share purchase warrant, entitling the holder to purchase one additional common share at $.25 per share for each warrant, for a period of one year.

12.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2001	2000	1999

Loss in accordance with Canadian GAAP	$(188,612)	$(742,619)	$(544,664)

Deduct:
Unproven property interests incurred in the year and capitalized	(55,399)	(7,513)	(130,011)
Stock based compensation	(554)	-	(409)
Compensation expense on contingent shares	(14,287)	(17,031)	(4,516)
Add:
Option interests written off in the period that would have been expensed in a prior period	14,112	529,527	365,615
Write down of investments	40,500	-	-

Loss in accordance with US GAAP	(204,240)	(237,636)	(313,985)
Unrealized loss on available for sale securities	(40,500)	-	-

Comprehensive income (loss)	$(244,740)	$(237,636)	$(313,985)

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

12.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2001	2000	1999

Cash flows from operating activities
Loss in accordance with US GAAP	$(204,240)	$(237,636)	$(313,985)

Adjustments to reconcile loss to net cash used by operating activities
Stock issued for other than cash	43,041	22,031	41,150
Non-cash option proceeds	(63,000)	-	-
Amortization	1,438	2,023	3,909
Loss on disposal of capital assets	-	-	4,303
Change in accounts receivable	(3,548)	25,551	3,557
Change in prepaid expenses	-	-	6,636
Change in accounts payable	48,124	57,539	53,998
	(178,185)	(130,492)	(200,432)

Cash flows from investing activities
Reduction in exploration advances	-	13,331	12,672
Proceeds on disposal of capital assets	-	-	13,465
	-	13,331	26,137

Cash flows from financing activities
Shares issued for cash	187,040	113,000	315,200
Share subscriptions received	-	-	(145,800)
	187,040	113,000	169,400

Increase (Decrease) in cash	$8,855	$4,161	$(4,895)

	2001	2000	1999

Loss per share (US GAAP)	$(0.04)	$(0.07)	$(0.12)

Weighted average shares outstanding (US GAAP)	5,514,585	3,169,400	2,540,092

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

12.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2001	2000	1999

Shareholders’ equity (deficiency) – Canadian GAAP	$122,032	$(116,659)	$507,960
Option interests and deferred exploration expenditures	(131,113)	(89,826)	(611,940)
Write down of investments	40,500	-	-

Shareholders’ equity (deficiency) – US GAAP	$31,419	$(206,485)	$(103,980)

Option interests and deferred exploration expenditures – Canadian GAAP	$131,113	$89,826	$611,940
Exploration expenditures expensed per US GAAP	(131,113)	(89,826)	(611,940)

Option interests and deferred exploration expenditures – US GAAP	$-	$-	$-

i)

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off.  Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii)

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 (“APB 25”).  Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.  An alternative method under US GAAP is the fair value accounting provided for under FASB Statement No. 123 (“SFAS No. 123”), which requires the use of option valuation models.  Pro-forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its options granted under the fair value method of that Statement.  The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001 and 2000:  risk free rate of 5.25%; no dividends; volatility factor of the expected life of the Company’s common stock of 212%; and weighted average expected life of the options granted in each year of four years.

CONTINENTAL RIDGE RESOURCES INC.

(Formerly Canada Fluorspar Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

12.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

The pro-forma effect of SFAS No. 123 is as follows:

June 30, 2001
Loss for the year – US GAAP	$(306,591)
Loss per share	(0.06)

June 30, 2000
Loss for the year – US GAAP	(237,636)
Loss per share	(0.07)

June 30, 1999
Loss for the year – US GAAP	(339,046)
Loss per share	(0.13)

iii)

SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.  The Company’s investments are classified as available-for-sale investments and carried at cost for Canadian GAAP purposes.  Such investments are not actively traded on short term differences in price, and for US GAAP purposes, must have holding gains and losses reported as a component of comprehensive income.

iv)

Of the Company’s issued and outstanding shares, there are no shares held in escrow at June 30, 2001 (2000 – 95,250; 1999 – 189,433), to be released in accordance with a formula based on exploration expenditures incurred during the year and upon regulatory approval.  A total of 95,250 shares were released from escrow during fiscal 2001.  For US GAAP purposes, when the shares are released from escrow, a compensation expense is recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company including employees, officers, directors and others.  The amount of compensation expense to be recognized will be calculated based upon the difference between the price of the shares at the time they were placed in escrow and the fair value of the shares at the time of release of the shares from escrow.  Canadian GAAP does not require the recognition of this additional compensation expense.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Continential Ridge Resources, Inc.

(Registrant)

/s/ Brian Fairbank

_______________________________________

President, CEO and Director

Date:  January 8, 2003