Form 20-F
period 2002-06-30
CONTINENTAL RIDGE RESOURCES
filed 2003-02-13
CIK 1177440

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

_	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2002

OR

_	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

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

Common Stock, No Par Value
( Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:       8,863,669

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days.       Yes        No       N/A X

Indicate by check mark which financial statement item the registrant has elected to follow.

X Item 17      _ Item 18

Index to Exhibits on Page 65(a)

Continental Ridge Resources Inc.
Form 20-F Registration Statement
Table of Contents

Part I

Item 1.   Identity of Officers and Directors

Not Applicable

Item 2.   Offer Statistics and Expected Timetable

Not Applicable

Item 3.   Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, 2001, and Fiscal 2000 June 30th was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, Independent Auditors, as indicated in their audit report which is included elsewhere in this Registration Statement. Morgan and Company is located at 700 West Georgia Street, Suite 1488, Vancouver, British Columbia V7Y 1A1. The telephone number for Morgan and Company is 604-687-5841 and the contact person is Peter Witzerman. Morgan and Company is a member of the Canadian Institute of Chartered Accountants. The Company’s banker is the Royal Bank of Canada located at 685 West Hastings Street, Vancouver, British Columbia V6B 1N9. The telephone number for the Royal Bank of Canada is 604-665-5209 and the contact person is Margaret. The Company’s legal counsel is Miller Thompson located at 840 Howe Street, Suite 1000, Vancouver, British Columbia V6Z 2M1. The telephone number of the Company’s legal counsel is 604-643-1258 and the contact person is Gregory C. Smith. The selected financial data set forth for Fiscal 1999 and Fiscal 1998 ended June 30th are derived from the Company's audited financial statements, not included herein.

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

    Table No. 2
Selected Financial Data
(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/02	6/30/01	6/30/00	6/30/99	6/30/98

Revenue	0	0	0	0.7
Net Income (Loss)	($277)	($189)	($743)	($545)	($769)
(Loss) per Share	($0.04)	($0.03)	($0.23)	($0.20)	($0.38)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	7,588	5,515	3,264	2,729	2,020

Working Capital	$92	($38)	($236)	($149)	($80)
Long-Term Debt	0	0	0	0	0
Shareholders’ Equity	$380	$122	$117	$507	$847
Total Assets	$419	$202	$127	$694	$979

US GAAP Net Loss	($374)	($204)	($238)	($314)	N/A
US GAAP Loss per Share	($0.05)	($0.04)	($0.07)	($0.12)	N/A
USGAAP Avg Shares	7,588	5,515	3,169	2,540	N/A

US GAAP Equity (Deficit)	$124	$31	($206)	($104)	N/A
US GAAP Total Assets	$16	$71	37	N/A	N/A

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

Table No. 3
Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Fiscal Year Ended 6/30/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 6/30/01	$1.62	$1.58	$1.46	$1.52
Fiscal Year Ended 6/30/00	$1.47	$1.51	$1.44	$1.48
Fiscal Year Ended 6/30/99	$1.51	$1.57	$1.44	$1.51
Fiscal Year Ended 6/30/98	$1.42	$1.47	$1.37	$1.47

The exchange rate was 1.59 on September 30, 2002

Statement of Capitalization and Indebtedness

Table No. 4
Statement of Capitalization and Indebtedness
June 30, 2002

Shareholders’ Equity:
Common Shares, no par value;
100,000,000 common shares authorized
25,000,000 first preferred shares, no par value authorized
25,000,000 second preferred shares, no par value, authorized
8,863,669 common shares issued and outstanding	$3,214,733
Unissued Common Stock Subscribed	Nil
Retained Earnings (deficit)	($2,943,346)
Net Stockholders’ Equity	$380,487
TOTAL CAPITALIZATION	$3,214,733

Stock Options Outstanding	831,000
Warrants Outstanding	810,000
First Preferred Shares Outstanding	Nil
Second Preferred Shares Outstanding	Nil
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

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

The Company has 100,000,000 common shares, with no par value; 25,000,000 first preferred shares, with no par value; and, 25,000,000 second preferred shares, with no par value, authorized. At 6/30/2002, the end of the Company's most recent fiscal year, there were 8,863,669 common shares issued and outstanding and no first or second preferred share issued and outstanding.

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

The Company holds interests in the following wholly-owned subsidiaries:

(a)	Blue Desert Mining (U.S.) Inc., a Nevada corporation which is wholly-owned by the Company[1]; and

(b)	Blue Desert Mining (Chile) Limitada, a Chilean corporation which is wholly-owned by the Company and is inactive.

The Company’s mineral property interests in Alaska are held by Blue Desert Mining (U.S.) Inc.

Business

The Company, through subsidiaries, is engaged in the acquisition and exploration of mineral resource and geothermal properties.2 During the three fiscal years ending June 30, 2001, the Company was involved in the exploration of the Nuevo Año and Enero Prospects in the Province of Petorca3, Chile; the Snowstorm Property, in Elko County, Nevada4; the South Midas Property, in Elko County, Nevada5; the Portal/Gobi Property, in Alaska (now referred to as the Pogo Area Project)6; and the Plateau Property (formerly known as the Dot Com Property) in Quebec7.

1 The Company announced on December 16, 2002 that it had entered into a letter agreement with Blue Mountain Power
Company Inc. (“BMP”) whereby the Company shall acquire 100% of the issued and outstanding shares of BMP from the BMP shareholders. Under the terms of the letter agreement, the Company has agreed to acquire all of the shares of BMP, and thereby 100% of the Blue Mountain Geothermal Project, in consideration for the issuance of 5,500,000 common shares in the capital of the Company (the “Transaction Shares”) to the BMP shareholders. The Transaction Shares shall be subject to a 4-month hold period and escrow restrictions as determined by the TSX Venture Exchange (“Exchange”).

2 Currently the Company is involved almost exclusively in Nevada where geothermal leases are held by Noramex Corp., which is the US subsidiary of Blue Mountain Power Company Inc. (Continental Ridge has an Option Agreement with Blue Mountain Power Company Inc.). Mining claims in the US are held by Blue Desert Mining (US) Inc., which is a US subsidiary of Continental Ridge Resources Inc.

3 Exploration completed and projects terminated with no further interest by Company.
4 Grass roots exploration completed and project terminated by Company.
5 Project terminated with no further interest by Company.
6 The property has been optioned to Anglo Gold (USA) who may earn a 7% interest by completing U.S.$750,000 of work. A drilling program is currently in process by Anglo Gold (USA).
7 Project terminated with no further interest by Company.

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

Denstone has completed grid soil sampling, magnetic induced polarization surveys8, prospecting and rock sampling on the Plateau Property at a cost of approximately $85,000.

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

The Steam Act of 1970 and subsequent leasing, work commitment and drilling regulations covering procedures and requirements for payments, permitting etc. on Federal Lands are administered by the Federal Bureau of Land Management (BLM). Drilling

8 “Induced Polarization” surveys are a geophysical technique used to measure the capacitance or ability of subsurface rocks/minerals to hold an electrical charge. "Resistivity" surveys are a geophysical technique to measure the electrical resistance of the rocks, minerals and groundwater in the subsurface.

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

On April 23, 2002 a drill and test program began at a cost of approximately U.S.$450,000. 80% of this amount is being funded by a grant from the United States Department of Energy. (See additional disclosure on page 19 of this document.)

Plan of Operations

As of October 1, 2002, the Company had a working capital deficiency of ($6,143). The Company subsequently entered into two private placement financings, both from “sophisticated” investors, in the amount of $25,000 each. The Company is also raising additional capital through the exercise of existing share purchase warrants and share purchase options.

The Company’s minimum cash commitments to December 31, 2002 are:

1.	$10,000 option payment to Blue Mountain Power Company, Inc.; and,

2.	$50,000 work commitment under the option agreement with Blue Mountain Power Company.

The Company’s additional minimum cash commitments to June 30, 2003 are:

1.	$10,000 option payment to Blue Mountain Power Company, Inc.;

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

The Blue Mountain Geothermal Project budget to complete a development feasibility study and report is as follows:

Phase One (Year One)

Lease payments	$7,000.00
Geological mapping and structure analysis	50,000.00
Ten 500-foot gradient drill holes, 5000 feet@$50 per foot, all inclusive.	250,000.00
Testing Deep Blue No. 1	50,000
Drill 3200-foot reservoirtest holeassociated with Deep Blue No. 2	800,000
Scoping study (Transmission requirements, power contract parameters, preliminary plant engineering for design alternatives and costs.	50,000

Total for Year One	$1,207,000.00

Phase Two (Year Two)
Lease payments	7,000.00
Production Test Wells (2), all-inclusive	2,000,000.00
Engineering design, costing, feasibility report	500,000

Total for Year Two	$2,507,000.00

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

Hot water was encountered in several of the holes drilled between 1985 and 1987 by Billiton Minerals Co. (“Billiton”) and later in additional holes drilled by Placer-Dome, Lac Minerals9 and, most recently, by BMP. A total of at least 31 of the 93 holes drilled to date are reported to have encountered hot water and artesian flows of 20 to 30 gpm at an average temperature of 79ºC (175ºF) have been observed in six of these holes. The holes have now all been plugged and abandoned in compliance with BLM requirements and are not accessible for testing.

Neither Nassau nor any of the mineral claim optionees made application for the geothermal rights, although a Billiton employee did apply for and lease one section for a year. In 1993 Brian Fairbank, the President of the Company, acquired the geothermal leases. BMP was formed in October 1993 to initiate the development work and obtained the rights to the leases from Mr. Fairbank. BMP’s management subsequently commissioned Martin Booth10 of Geothermal Development Associates to review the

9 Billiton Minerals, Placer-Dome and Lac Minerals are each senior mining and resource development companies that conducted significant mineral (gold) exploration and drilling programs under option from Nassau Ltd. These companies no longer have any interest in the mineral rights. (Note that mineral and geothermal are separate rights on federal land.)
10  Martin Booth III, Professional Geologist, is co-founder and President of Geothermal Development Associates, 770 Smthridge Drive, Ste. 550, Reno, Nevada 89502. Mr. Booth has been a consultant to the geothermal development industry and government agencies since 1978. He has been a senior technical consultant for many of the producing geothermal projects operating in Nevada. Geothermal Development Assocites is experienced in project management, resource assessment, drilling management, project feasibility, project financing, engineering existing data and plan a geothermal exploration program. Booth concluded that a partially defined geothermal resource underlies parts of sections 14 and 23 and recommended a drill program to further delineate the resource. The proposed program included thirteen shallow temperature-gradient test holes and two small diameter test wells to a nominal depth of 3,000 feet (900m) designed to intersect the inferred reservoir.

Between 1996 and 1999 BMP drilled eleven holes and, with scientific support from the Energy and Geoscience Institute of the University of Utah (EGI)11, carried out geophysical and geochemical studies of the project area. These included a Self Potential (SP) survey; downhole temperature logging; hydrogeochemical sampling and analyses; and geothermometry determinations. On the basis of the positive results of this work, BMP entered into negotiations with the U.S. Department of Energy (DOE) to cost-share a confirmation-drilling program under DOE Cooperative Agreement No. DE-FC04-00AL66972; Amendment No. A001 dated February 21, 2001.

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

  Phase 1: Summary report and permits for drilling $27,000 (completed)
  Phase 2: Drilling, supervision, logging 450,000 (completed)
  Phase 3: Well tests (pending) 50,000

design, construction supervision, start-up and performance testing, power sales contract negotiation, utility interconnection studies, and permitting.
11  The Energy and Geoscience Institute at the University o Utah, Wakara Way, Ste. 300, Salt Lake City, Utah, 84108, is a non-profit research organization with 25 years of conducting fossil energy, geothermal energy and environmental engineering projects worldwide. The Institute operates through cooperative agreements with government organizations and private industry. Geothermal research is focused on developing new technology for exploration, reservoir delineation, and production of resources in the Western United States, Latin America and Southeast Asia. The results of the programs conducted through the cooperative agreements with EGI are published I jointly authored, professional papers (Ross et. Al., 1998; Fairbank and Ross, 1998)

A budget increase of $93,750 was approved by DOE/Noramex/Continental for Phase 2 to cover addition costs. To date, the project has received DOE funding of $462,000 and Continental's proportionate share has been $115,000. The Phase 3 well test budget is in preparation and for submittal and approval. Testing of DEEPBLUE NO. 1 will be conducted in November-December, 2002. The DOE grant or cost share is paid monthly on receipt of progress reports and expenditure accounts.

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

Other Properties

The Pogo Area Project

The Pogo Area Project consists of the Portal/Gobi Claims and the Mohave Claims

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

The Plateau Property (formerly the Dot Com Property)

Location, Access and Ownership

On September 25, 2000, the Company entered into an Option Agreement to acquire a 100% interest, subject to a 2% net smelter royalty12 (“NSR”) retained by the owners, in 106 mineral claims located in the Val d’Or Mining Division of Quebec, known as the Plateau Property. Under the terms of the agreement the Company is required to make cash payments of $55,000 ($25,000 paid), issue 200,000 special warrants (issued)and incur $250,000 of exploration expenditures on the property over a period of three years. After the three year earn-in period, the property is subject to a $10,000 annual advance royalty payment.

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

Item 5.     Operating and Financial Review and Prospects

Overview

During the fiscal year ended June 30, 1997, the Company issued, by private placement, 1,200,000 special warrants at $0.70 each for proceeds of $840,000. In addition, 85,507 special warrants were issued to the agent as fees and commission. Each special warrant entitled the holder to acquire, for no additional cost, one common share of the Company and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.87 per share exercisable up to February 19, 1998. The Company also issued 75,000 shares at $1.00 per share under a

12 “Net Smelter Royalty” means a royalty fee based on receipts from the smelter that processes raw ore or concentrates from the mine into metal products. Such fees are simple to calculate as they do not involve or relate to mining costs or mine profits.

private placement agreement. Warrants for 37,500 shares at $1.25 per share, exercisable on or before November 8, 1998 were issued in connection with this private placement. Also, during the year, options were exercised for a further 244,000 common shares at $0.30 per share. The net effect of this was the addition of $988,200 to the treasury of the Company. As of June 30, 1997 the working capital position of the Company was $231,124. During this period the Company spent $631,160 on activities relating to its various properties. Cash and term deposits as of June 30, 1997 were $301,161, which represented an increase of $163,615 as compared to the cash and term deposits of the Company of $149,376 at June 30, 1996. This increase was primarily the result of the capital which was raised during Fiscal 1997.

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

During the year ended June 30, 2002, the Company raised $298,750 pursuant to a private placement, which consisted of the issuance of 1,195,000 units. Each unit sold for $0.25 and consisted of one common share and two share purchase warrants. Two share purchase warrants plus $0.25 allowed the holder to purchase an additional share until April 17, 2003. The Company also raised $17,000 pursuant to the exercise of share purchase options. Each share purchase option allowed the holder to purchase a share for $0.10. The Company also raised $76,500 pursuant to the conversion of special warrants. (425,000 shares were issued as a result of this conversion.)

Subsequent to the June 30, 2002, the Company has raised $219,650 as follows:

a.	$17,000 was pursuant to the exercise of share purchase options;

b.	$95,375 was pursuant to the exercise of share purchase warrants; and,

c.
$131,400 was pursuant to two private placements. The first of these was for 304,000 units each selling for $0.35. Each unit consisted of one common share and one half share purchase warrant. Each whole warrant plus $0.35 enables the holder to purchase one additional common share until September 18, 2003. The second of these was for 55,555 units each selling for $0.45. Each unit consisted of one common share and one half share purchase warrant. Each whole warrant plus $0.60 enables the holder to purchase one additional common share until September 18, 2003.

Research and Development and Trend Information

Management believes that U.S. federal government policy will increasingly be directed toward energy security and the development of North American energy supplies over the next decade. A program called “GeoPower West”, sponsored by the U.S. federal government, has been developed with the goal to increase geothermal power production.

The State of Nevada has recently imposed a 15% portfolio standard for renewable resources on utilities operating in the State. This requirement is expected by management to significantly increase utilization of geothermal resources for power production.

Results of Operations

Fiscal 2002 Ended 6/30/2002 vs. Fiscal 2001 Ended 6/30/2001

The Company incurred a net loss of ($277,062) or ($0.04) per share for Fiscal 2002 as compared to a net loss of ($188,612) or ($0.03) per share for Fiscal 2001. Among the more significant expenses making up this loss were legal fees of $21,692 (2001 - $56,189); consulting fees of $36,360 (2001 - $25,000); accounting and audit fees of $12,622 (2001 - $9,567); administration fees of $33,300 (2001 - $23,400); office and miscellaneous costs of $12,043 (2001 - $7,536); rent and telephone costs of $11,144 (2001 - $9,612); regulatory and transfer agent fees of $13,200 (2001 - $24,165); travel and related costs of $9,829 (2001 - $3,220); site investigation costs of $806 (2001 - $14,107); and, investor relations costs of $113,793 (2001 - $204). Legal fees were lower during Fiscal 2002 because the Company did not acquire any additional properties and only engaged in two small private financings resulting in less legal work than was required in the prior year. Administration costs increased due to the larger staff required by the Company’s increased activities associated with the geothermal project in Nevada. Office expenses, rent and telephone costs were higher due to a physical move in the Company’s office.

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

Liquidity and Capital Resources

Fiscal 2002 Ended 6/30/2002

The working capital of the Company at June 30, 2002 was $92,738. This compares to a working capital deficit of ($37,712) at June 30, 2001. The Company had no long term debt as of either of these dates.

Cash Flows From Operations in the Twelve Months Ended 6/30/2002 totaled ($266,775) including the Net Loss of ($277,062). Significant adjustment included the write down of investments in the amount of $10,287; amortization in the amount of $1,523; and, stock based compensation in the amount of $23,000.

Cash Flows From Investing Activities in Twelve Months Ended 6/30/2002 ($170,410), consisting of option interests and deferred expenditures in the amount of ($90,720); proceeds on the sale of an investment in the amount of $12,212; exploration advances in the amount of ($86,902); and, the acquisition of capital assets in the amount of ($5,000).

Cash Flows From Financing Activities in Twelve Months Ended 6/30/2002 totaled $478,350 consisting of $315,750 from the issuance of units pursuant to a private placement; $76,500 from the sale of special warrants; and, $86,100 from share subscriptions received.

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

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a predetermined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote x to the financial statements. The value of the Canadian Dollar in relationship to the U.S. Dollar was 1.56 on 11/30/02.

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

Item 6.     Directors, Senior Management and Employees

Table No. 5 lists as of 12/15/2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

Table No. 5
Directors

Name		Age	Date First Elected/Appointed

Brian D. Fairbank	(1)	52	April 1995
John W. Milligan	(1)	78	April 1995
James E. Yates	(1)	60	December 1996
Michael Marchand	(1)	57	August 1995

(1) Member of Audit Committee. The Audit Committee is composed of four Directors, two of whom are non-officers of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Table No. 6 lists, as of 12/15/2002, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens and residents of Canada.

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

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2002 ended 6/30/2002 was $30,000.

Table No. 7
Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

					Long-Term Compensation

		Annual Compensation			Awards

Name and					Restricted Options/
Principal	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Position	Year	Salary	Bonus	Compensation	Award(s)	Granted(#)	Payouts	Compensation

Brian D. Faribank	2002	$30,000[13]	nil	nil	nil	234,000[14]	nil	nil
President , CEO &	2001	$30,000[15]	nil	nil	nil[16]	180,000[17]	nil	nil
Director	2000	$30,000[18]	nil	nil	29,600[19]	120,000[20]	nil	nil

John W. Milligan	2002	nil	nil	nil	nil	125,000	nil	nil
Director, CFO &	2001	nil	nil	nil	nil[21]	100,000	nil	nil
Secretary	2000	nil	nil	nil	1,675[22]	65,000	nil	nil

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

Staffing

The Company currently has four employees.23 The name, location and job title of each employee is listed below:

13 Consisting of a management fee paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank.
14  Indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank
15 Consisting of a management fee paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank
16  subject to escrow restrictions which expired on November 21, 2000
17  Indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank
18 Consisting of a management fee paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank
19  Indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank
20  Indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank
21  subject to escrow restrictions which expired on November 21, 2000
22  subject to escrow restrictions which expired on November 21, 2000
23 “Employee” means an individual for whom income tax, employment insurance and CPP deductions must be made or an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by

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

Table No. 8 lists, as of 12/15/2002, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8
Shareholdings of Directors and Executive Officers

Title			Amount and Nature	Percent
of			of Beneficial	of
Class	Name of Beneficial Owner		Ownership	Class #

Common	Brian D. Fairbank	(1)	1,702,333	17.3%
Common	John W. Milligan	(2)	105,000	1.2%
Common	James E. Yates	(3)	248,333	2.5%
Common	Michael Marchand	(4)	50,000	<1%

Total Directors/Officers			2,105,666	21.0%

(1)	Of these shares 78,000 represent currently exercisable share purchase options and 107,000 represent currently exercisable share purchase warrants.
(2)	Of these shares 105,000 represent currently exercisable share purchase options.
(3)	Of these shares 177,000 represent currently exercisable share purchase options and 29,000 represent currently exercisable share purchase warrants.
(4)	Of these shares 50,000 represent currently exercisable share purchase options.

#	Based on 9,644,725 shares outstanding as of 12/15/02 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

the Company over the details and methods of work as an individual for whom income tax, employment insurance and CPP deductions must be made ,but for whom income tax deductions are not made.

Item 7.    Major Shareholders and Related Party Transactions

The Company is aware of two persons/company who beneficially owns 5% or more of the Registrant's voting securities. Table No. 9 lists as of 12/15/2002, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 9
5% or Greater Shareholders

Title of	Name and Address of	Amount and	Percent of Class
Class	Owner	Nature of
		Beneficial
		Ownership

Common	Brian D. Fairbank,	1,702,333	17.3%
	900-409 Granville Street
	Vancouver, B.C.
Common	Frank Diegmann,	2,351,333	25.5%
	1986 East Foothill Blvd.
	Pasadena, Ca 91107

Based on 9,644,725 shares outstanding as of 12/10/2002 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

(1)	Of these shares 108,000 represent currently exercisable share purchase options and 107,000 represent currently exercisable share purchase warrants.
(2)	Of these shares 127,500 represent currently exercisable share purchase warrants and 212,500 represent currently exercisable special share purchase warrants.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Transactions of business with companies controlled by Directors or companies with common Directors in common were as follows during Fiscal 2001, Fiscal 2000 and Fiscal 1999:

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Fees for administrative and professional services	82,382	53,150	38,400
Fees for geological services	7,789	24,346	44,083
Payments for office rent	5,762	10,271	6,112
Amounts included in accounts payable	16,150	9,202	158,076
Amounts included in accounts receivable	87,613	6,994	3,033
Acquisition of Capital Assets	5,000

Administration and professional services	-Fairbank Engineering
Geological services	-Fairbank Engineering
Office Rent and Accounts Payable	-International Choice
Ventures Inc.
Accounts Receivable	-Fairbank Engineering
Acquisition of Capital Assets	-Fairbank Engineering

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

Item 9.     Offer and Listing of Securities

As of 6/30/2002, the authorized capital of the Company was 100,000,000 common shares with no par value; 25,000,000 first preferred shares with no par value; and, 25,000,000 second preferred shares with no par value and there were 8,863,669 common shares outstanding and no first or second preferred shares outstanding.

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

The Company's Articles and the British Columbia Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

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

On 12/10/02, the shareholders' list for the Company's common shares showed 45 registered shareholders and 9,644,725 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 700 holders of record in Canada and 22 holders of record resident in the United States. The U.S. shareholders own 2,279,629 shares of common stock which represents 24% of the Company’s outstanding shares. Refer to discussion below regarding holders of record of the Company’s warrants.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 720 beneficial owners of its common shares.

The Company’s common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR’s) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 10 lists the high and low sales prices on the Alberta Stock Exchange and then the Canadian Venture Exchange and then the TSX Venture Exchange for the Company’s common shares for the last five full financial years; the two most recent full financial years for each full financial quarter and for the most recent six months: the high and low market prices for each month.

Table No. 10
Alberta Stock Exchange and Canadian Venture Exchange Common Shares Trading Activity

- Sales –
Canadian Dollars

Period	High	Low

Fiscal Year Ended 6/30/2002	$0.44	$0.10
Fiscal Year Ended 6/30/2001	$0.28	$0.10
Fiscal Year Ended 6/30/2000	Did Not Trade
Fiscal Year Ended 6/30/1999	$0.15	$0.00
Fiscal Year Ended 6/30/1998	Did Not Trade

Quarter Ended 6/30/2002
Quarter Ended 3/31/2002	$0.28	$0.21
Quarter Ended 12/31/2001	$0.28	$0.10
Quarter Ended 9/30/2001	$0.20	$0.10

Quarter Ended 6/30/2001	$0.17	$0.10
Quarter Ended 3/31/2001	$0.15	$0.10
Quarter Ended 12/31/2000	Did Not Trade
Quarter Ended 9/30/2000	Did Not Trade

Month Ended 9/30/2002	$0.45	$0.27
Month Ended 8/31/2002	$0.45	$0.39
Month Ended 7/31/2002	$0.46	$0.38
Month Ended 6/30/2002	$0.44	$0.34
Month Ended 5/31/2002	$0.39	$0.30
Month Ended 4/30/2002	$0.39	$0.25

Table No. 11 lists, as of 6/30/2002 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11
Share Purchase Warrants Outstanding

	Number of	Number of
	Share	Share			Expiration
	Purchase	Purchase	Exercise Price		Date of
Effective	Warrants	Warrants			Share
Date of	Originally	Still	First	Second	Purchase
Issuance	Granted	Outstanding	Year	Year	Warrants

4/17/02	597,500	584,500	$0.25		4/17/03
9/18/02	152,000	152,000	$0.35		9/18/03
9/18/02	55,000	55,000	$0.60		9/18/03

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

Fiscal 1997:
1,200,000 special warrants at $0.70 per special warrant, raising $840,000.[24] The Company also issued 75,000 shares at $ 1.00 per share pursuant to a private placement. Warrants for 37,500 shares at 41.25 per share, exercisable on or

24 Each special warrant entitled the holder to acauire, for no additional cost, one common share of the Company and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.87 per share exercisable up to February 19, 1998.

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

Table No. 12
Stock Options Outstanding

	Number of
	Shares of	CDN$
	Common	Exer.	Expiration
Name	Stock	Price	Date

Brian D. Fairbank,	78,000	$0.10	06/22/06
President, CEO & Director

Jack W. Milligan,	80,000	$0.10	06/22/06
Secretary, CFO & Director	25,000	$0.25	04/19/07

James E. Yates,	112,000	$0.10	06/22/06
Director	65,000	$0.25	04/19/07

Domenic Falcone,	100,000	$0.10	06/22/06
Consultant

Michael Marchard,	50,000	$0.10	06/22/06
Director

Ed Low,	25,000	$0.10	06/22/06
Employee

Greg Wilson	100,000	$0.25	04/19/04

Total Officers and/or Directors
(5 persons)	410,000
Total Employees and/or Consultants
(2 persons)	225,000

Total Officers/Directors/Employees	635,000

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

Material Contracts

There are no material contracts other than those entered into through the normal course of business. All required contracts are included as exhibits.

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

Item 19.     Exhibits

(A1) The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The report of Morgan and Company, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Auditor's Report dated October 17, 2002 except for Note 4, which is dated November 12, 2002.

Consolidated Balance Sheets at June 30, 2002 and June 30, 2001

Consolidated Statements of Loss and Deficit for the Years ended June 30, 2002; June 30, 2001; and, June 30, 2000

Consolidated Statements of Cash Flows for the Years ended June 30, 2002; June 30, 2001; and, June 30, 2000.

Notes to Consolidated Financial Statements

ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B) Index to Exhibits:

Page
Number

1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, By-Laws, incorporated by reference to Form 20-F and Form 6-K’s
2.	Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***
3.	Voting Trust Agreements – NA
4.	Material Contracts – N/A
5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries – Not Applicable
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities –N/A
10.	Other Documents – Incorporated by reference to Form 20-F and Form 6-K’s

65(a)

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Continental Ridge Resources, Inc.
Registrant

Dated: January 22, 2003	By: /s/ Brian D. Fairbank, President

CONTINENTAL RIDGE RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

AUDITORS' REPORT

To the Shareholders of
Continental Ridge Resources Inc.

We have audited the consolidated balance sheets of Continental Ridge Resources Inc. as at June 30, 2002 and 2001, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002, 2001 and 2000, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	/s/ Morgan & Company

October 17, 2002, except for Note 4	Chartered Accountants
which is as of November 12, 2002

Tel: (604) 687-5841 Fax: (604) 687-0075 www.morgan-cas.com	P.O. Box 10007 Pacific Centre Suite 1488 - 700 West Georgia Street Vancouver, B.C. V7Y 1A1

CONTINENTAL RIDGE RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

	JUNE 30
	2002	2001

ASSETS

Current
Cash	$32,803	$11,115
Accounts receivable	4,429	8,649
Prepaid expenses	6,581	-
Exploration advances (Note 3)	86,902	-
Short term investments	-	22,500

	130,715	42,264

Gobi Project – Unpatented Claims And Option Interests,
unproven properties (Note 4(a))	69,960	65,793
Blue Mountain Geothermal Option Interest, unproven
properties (Note 4(b))	60,885	15,327
Deferred Exploration Expenditures	125,155	49,993
Investment (Note 5)	25,000	25,000
Capital Assets (Note 6)	7,109	3,631

	$418,824	$202,008

LIABILITIES

Current
Accounts payable	$38,337	$79,976

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	3,214,733	2,788,316

Share Subscriptions (Note 7)	86,100	-

Contributed Surplus	23,000	-

Deficit	(2,943,346)	(2,666,284)

	380,487	122,032

	$418,824	$202,008

CONTINENTAL RIDGE RESOURCES INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED JUNE 30
	2002	2001	2000

Expenses
Accounting and audit	$12,622	$9,567	$10,595
Administration fees	33,300	23,400	23,400
Amortization	1,523	1,438	2,023
Bank charges and interest	463	118	2,008
Consulting	36,360	25,000	15,000
Investor relations	113,793	(204)	4,019
Foreign exchange	-	-	(4,563)
Legal	21,692	56,189	13,189
Office and sundry	12,043	7,536	6,940
Rent and telephone	11,144	9,612	10,912
Site evaluation	806	14,107	52,039
Transfer agent and regulatory fees	13,200	24,165	15,642
Travel and business development	9,829	3,220	8,303

Loss Before The Following	266,775	174,148	159,507

Write Off Of Option Interests	-	14,112	583,112
Loss On Sale Of Investments	10,287	-	-
Excess Of Option Receipts Over Costs Of
Option Interests	-	(40,148)	-
Write Down Of Investments	-	40,500	-

Loss For The Year	277,062	188,612	742,619

Deficit, Beginning Of Year	2,666,284	2,477,672	1,735,053

Deficit, End Of Year	$2,943,346	$2,666,284	$2,477,672

Loss Per Share	$0.04	$0.03	$0.23

CONTINENTAL RIDGE RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30
	2002	2001	2000

Cash Flows From Operating Activities
Loss for the year	$(277,062)	$(188,612)	$(742,619)
Items not involving cash flows:
Write down of investments	-	40,500	-
Loss on sale of investments	10,287	-	-
Amortization	1,523	1,438	2,023
Stock based compensation	23,000	-	-
Excess of option receipts over costs of
option interests	-	(40,148)	-
Write off of option interests	-	14,112	583,112

	(242,252)	(172,710)	(157,484)
Increase in non-cash working capital items:
Decrease (Increase) in accounts
receivable	4,220	(3,548)	25,551
(Increase) in prepaid expense	(6,581)	-	-
(Decrease) Increase in accounts payable	(41,639)	48,124	57,439

	(286,252)	(128,134)	(74,494)

Cash Flows From Investing Activities
Option interests and deferred expenditures	(90,720)	(100,051)	(55,998)
Proceeds on sale of investment	12,212	-	-
Exploration advances	(86,902)	-	13,331
Acquisition of capital assets	(5,000)	-	-
Option income received	-	50,000	-

	(170,410)	(50,501)	(42,667)

Cash Flows From Financing Activities
Shares issued for cash	315,750	187,040	113,000
Special warrants issued for cash	76,500	-	-
Share subscriptions received	86,100	-	-

	478,350	187,040	113,000

Increase (Decrease) In Cash	21,688	8,855	(4,161)

Cash, Beginning Of Year	11,115	2,260	6,421

Cash, End Of Year	$32,803	$11,115	$2,260

Supplementary Cash Flow Information
Shares issued for option interests	$34,167	$28,200	$5,000
Shares issued for debt	-	212,063	-

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

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

	b)	Short Term Investments Investments are recorded at the lower of cost and market value.

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

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Exploration Expenses (Continued)

The Company does not accrue the estimated future costs of maintaining its claims and option interests in good standing. The amounts shown for unpatented claims, option interests and deferred exploration expenditures represent costs to date and do not necessarily reflect present or future values.

d)

Option Payment Received

Option payments received are treated as a reduction of the carrying value of the related option interests and deferred exploration costs, and the balance, if any, is taken into income.

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

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Loss Per Share

Loss per share is calculated on the weighted average number of shares outstanding. Fully diluted loss per share is not presented as the effect of potentially issuable common shares is anti-dilutive.

j)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3.	EXPLORATION ADVANCES The Company advanced $86,902 to Blue Mountain Power Company Inc., a company with two common directors, for exploration expenditures to be incurred in the subsequent period.

4.	UNPATENTED CLAIMS AND OPTION INTERESTS

a)

Gobi Project – Unpatented Claims and Option Interests

The Company has an option to acquire 100% interest in a number of claims located southeast of Fairbanks, Alaska, by the issue of 66,667 shares, 16,667 on regulatory approval and 16,667 in annual intervals (66,667 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000. The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

In addition, the Company has staked a number of unpatented claims adjacent to the Gobi option interests.
The Company has entered into agreements on certain of its properties with an unrelated company whereby that company will earn a 60% interest in the Portal/Gobi property. Total expenditures of US$750,000 (including $50,000 cash payments due by the Company) are required on the claims over a five year earn-in period ending January 1, 2005.

After the earn-in period, the Company will have a 40% participating interest in the joint venture.

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

4.	MINERAL PROPERTY COSTS (Continued)

	a)	Gobi Project – Unpatented Claims and Option Interests (Continued) Mohave The Company has acquired, by staking, a 100% interest in the Mohave claims, located in the Pogo area.

b)

Blue Mountain Geothermal Project Option Interest

The Company entered into an agreement, as amended August 7, 2002 and November 12, 2002, with Blue Mountain Power Company Inc., a company with two common directors, to earn a 60% joint venture interest in the Blue Mountain Geothermal Project located in Nevada, U.S.A. Over a three year period, the agreement requires the issue of 600,000 shares (200,000 issued).

The Company will have a 20% joint venture interest after payments of US$30,000, work expenditures of US$450,000, and the issue of 400,000 shares.

The Company is required to pay US$10,000 annually commencing June 19, 2001 until June 19, 2003, and US$20,000 on June 19, 2004, and to incur exploration expenditures totalling US$150,000 by December 31, 2002, an additional US$300,000 by June 19, 2003, and US$1,200,000 by June 19, 2004.

c)

Dot Com Option Interest

The Company has an option to acquire 100% interest, subject to a 2% Net Smelter Royalty, in certain unpatented claims in the Val d’Or Mining District of Quebec, by the issue of 200,000 shares (issued), payments of $55,000 ($25,000 paid), and by incurring expenditures of $250,000 as of October 24, 2003. After the three-year earn-in period, the property is subject to $10,000 advance royalty payment.

The Company optioned a 50% interest to a publicly traded company and has received, net of finders fee, $36,000 and 90,000 special warrants convertible to common shares on a one-for-one basis on or before March 2002 at no further consideration.

During the year ended June 30, 2002, the Company abandoned its interest in the property.

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

5.	INVESTMENT

	2002	2001

100,000 shares in Blue Mountain Power Company Inc., a
company with two common directors, at cost	$25,000	$25,000

6.	CAPITAL ASSETS

	2002	2001

Computer equipment	$14,011	$14,011
Office equipment	6,995	1,995

	21,006	16,006
Accumulated depreciation	13,897	12,375

Net book value	$7,109	$3,631

7.	SHARE CAPITAL

	a)	Authorized 100,000,000 common shares - no par value 25,000,000 first preferred shares - no par value 25,000,000 second preferred shares - no par value

	b)	Common shares issued

	SHARES	AMOUNT

Balance, June 30, 2000	3,437,669	$2,361,013

Issued during the year ended June 30, 2001
For cash
Private placement	1,216,666	146,000
Options exercised	342,000	41,040
For debt	1,626,000	212,063
For option interests	234,667	28,200

	3,419,333	427,303

Balance, June 30, 2001	6,857,002	2,788,316

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

7.	SHARE CAPITAL (Continued)

	b)	Common shares issued (Continued):

	SHARES	AMOUNT

Balance, June 30, 2001	6,857,002	$2,788,316

For cash
Private placement	1,195,000	298,750
Options exercised	170,000	17,000
Special warrants converted	425,000	76,500
For option interests	216,667	34,167

Balance, June 30, 2002	8,863,669	$3,214,733

c)	Special Warrants

	NUMBER	AMOUNT

Balance, June 30, 2000 and 2001	-	$-

Issued for cash	425,000	76,500
Converted to common shares	(425,000)	(76,500)

Balance, June 30, 2002	-	$-

d)	Stock Options As at June 30, 2002, the following share purchase options were outstanding:

	NUMBER
	OUTSTANDING		WEIGHTED
	AT	REMAINING	AVERAGE
EXERCISE	JUNE 30	CONTRACTUAL	EXERCISE
PRICE	2002	LIFE	PRICE

$0.10	515,000	3.48 years	$0.10
0.25	316,000	3.35 years	0.25

	831,000	3.43 years	$0.16

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

7.	SHARE CAPITAL (Continued)

	d)	Stock Options (Continued) A summary of the changes in stock options for the years ended June 30, 2001 and 2002 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2000	225,333	$0.30

Granted	995,000	0.11
Exercised	(342,000)	0.10
Cancelled	(193,333)	0.12

Balance, June 30, 2001	685,000	0.12

Granted	316,000	0.25
Exercised	(170,000)	0.10

Balance, June 30, 2002	831,000	$0.16

e)	Share Purchase Warrants A summary of changes in share purchase warrants for the years ended June 30, 2001 and 2002 is presented below:

	NUMBER OF	EXERCISE
	WARRANTS	PRICE

Balance, June 30, 2000	346,667	$0.20

Expired	(346,667)	0.20

Balance, June 30, 2001	-	-

Granted	810,000	0.25

Balance, June 30, 2002	810,000	$0.25

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

7.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants (Continued) Share purchase warrants outstanding at June 30, 2002:

NUMBER OF	EXERCISE	EXPRIRY
SHARES	PRICE	DATE

597,500	$0.25	April 17, 2003
212,500	0.25	August 28, 2002

810,000

	f)	Subsequent to June 30, 2002, the Company:

		i)	issued 70,000 common shares at a price of $0.10 per share on the exercise of stock options.

		ii)	issued 212,500 common shares at a price of $0.25 per share on the exercise of warrants.

		iii)	issued 55,555 units comprised of one common share and one-half of one non-transferable share purchase warrant at a price of $0.45 per unit.

iv)
issued 304,000 units comprised of one common share and one half of one non-transferable share purchase warrant at a price of $0.35 per unit. As at June 30, 2002, the Company had received subscriptions totalling $86,100 related to this issue.

8.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of accounts receivable, short term investments, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

9.	RELATED PARTY TRANSACTIONS Transactions in the normal course of business with companies controlled by directors or companies with common directors in common were as follows:

	2002	2001	2000

Fees for administrative and professional services	$82,382	$53,150	$38,400
Fees for geological services	$7,789	$24,346	$44,083
Acquisition of capital assets	$5,000	$-	$-
Payments for office rent	$5,762	$10,271	$6,112
Amounts included in accounts payable	$16,150	$9,202	$158,076
Amounts included in accounts receivable	$87,613	$6,994	$3,033

During the year ending June 30, 2001, the Company issued 1,000,000 shares to settle a debt of $120,000 with a private company with one common director, and issued 240,500 shares to another private company with one common director for a settlement of debt of $28,860.

INCOME TAXES

The Company has non-capital loss carry forwards of approximately CDN$1,637,000 and US$507,000 that may be available for tax purposes.

Losses for Canadian tax purposes expire as follows:

2003	$149,000
2004	278,000
2005	308,000
2006	215,000
2007	238,000
2008	184,000
2009	265,000

$1,637,000

Losses for US tax purposes commence to expire in 2017.

The potential tax benefits of these items have not been recognized as realization is not considered more likely than not.

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

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

	2002	2001	2000

Loss in accordance with Canadian GAAP	$(277,062)	$(188,612)	$(742,619)

Deduct:
Unproven property interests
expenditures incurred in the year and
capitalized	(90,720)	(55,399)	(60,998)
Stock based compensation	(6,480)	(554)	-
Compensation expense on contingent
shares	-	(14,287)	(17,031)

Add:
Option interests written off in the period
that would have been expensed in a
prior period	-	14,112	529,527
Write down of investments	-	40,500	-

Loss in accordance with US GAAP	(374,262)	(204,240)	(291,121)
Unrealized loss on available for sale
securities	-	(40,500)	-

Comprehensive income (loss)	$(374,262)	$(244,740)	$(291,121)

	2002	2001	2000

Loss per share (US GAAP)	$(0.05)	$(0.04)	$(0.09)

Weighted average shares outstanding
(US GAAP)	7,588,458	5,514,585	3,169,400

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued) Statement of Cash Flows in Accordance with US GAAP

	2002	2001	2000

Cash flows from operating activities
Loss in accordance with US GAAP	$(408,429)	$(204,240)	$(237,636)

Adjustments to reconcile loss to net cash
used by operating activities
Stock issued for other than cash	40,647	43,041	22,031
Non-cash option proceeds	-	(63,000)	-
Loss on sale of investments	10,287	-	-
Amortization	1,523	1,438	2,023
Stock based compensation	23,000	-	-
Change in accounts receivable	4,220	(3,548)	25,551
Change in prepaid expenses	(6,581)	-	-
Change in accounts payable	(41,639)	48,124	57,539

	(376,972)	(178,185)	(130,492)

Cash flows from investing activities
Proceeds on sale of investments	12,212	-	-
Exploration advances	(86,902)	-	13,331
Acquisition of capital assets	(5,000)	-	-

	(79,690)	-	13,331

Cash flows from financing activities
Shares issued for cash	315,750	187,040	113,000
Special warrants issued for cash	76,500	-	-
Share subscriptions received	86,100	-	-

	478,350	187,040	113,000

Increase (Decrease) in cash	$21,688	$8,855	$4,161

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2002	2001	2000

Shareholders’ equity (deficiency) – Canadian
GAAP	$380,487	$122,032	$(116,659)
Option interests and deferred exploration
expenditures	(256,000)	(131,113)	(89,826)
Write down of investments	-	40,500	-

Shareholders’ equity (deficiency) – US GAAP	$124,487	$31,419	$(206,485)

Option interests and deferred exploration
expenditures – Canadian GAAP	$256,000	$131,113	$89,826
Option interests and deferred exploration
expenditures expensed per US GAAP	(256,000)	(131,113)	(89,826)

Option interests and deferred exploration
expenditures – US GAAP	$-	$-	$-

i)
Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii)
The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 (“APB 25”). Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under US GAAP is the fair value accounting provided for under FASB Statement No. 123 (“SFAS No. 123”), which requires the use of option valuation models. Pro-forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its options granted under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002 and 2001: risk free rate of 4.75%; no dividends; volatility factor of the expected life of the Company’s common stock of 146%; and weighted average expected life of the options granted in each year of four years.

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

The pro-forma effect of SFAS No. 123 is as follows:

June 30, 2002
Loss for the year – US GAAP	$(479,871)
Loss per share	(0.06)

June 30, 2001
Loss for the year – US GAAP	(306,591)
Loss per share	(0.06)

June 30, 2000
Loss for the year – US GAAP	(291,121)
Loss per share	(0.09)

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

iv)

Of the Company’s issued and outstanding shares, there are no shares held in escrow at June 30, 2002 (2001 – Nil; 2000 – 95,250), to be released in accordance with a formula based on exploration expenditures incurred during the year and upon regulatory approval. A total of 95,250 shares were released from escrow during fiscal 2001. For US GAAP purposes, when the shares are released from escrow, a compensation expense is recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company including employees, officers, directors and others. The amount of compensation expense to be recognized will be calculated based upon the difference between the price of the shares at the time they were placed in escrow and the fair value of the shares at the time of release of the shares from escrow. Canadian GAAP does not require the recognition of this additional compensation expense.