Form 20-F
period 2003-06-30
NEVADA GEOTHERMAL POWER INC
filed 2004-01-15
CIK 1177440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT FISCAL 2003 ENDED 6/30/2003

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

SEC File Number: 000-49917

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

409 Granville Street, #900, Vancouver, British Columbia, Canada  V6C 1T2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             10,273,224

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 40

NEVADA GEOTHERMAL POWER INC.

ANNUAL REPORT FISCAL 2003 ENDED 6/30/2003

TABLE OF CONTENTS

Introduction	3

PART I

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies	38
Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds	38
Item 15.	Controls and Procedures	38
Item 16A.	Audit Committee Financial Expert	38
Item 16B.	Code of Ethics	38
Item 16C.	Principal Accountant Fees and Services	38
Item 16D	Exemptions from the Listing Standards for Audit Committees	38

PART III

Item 17.	Financial Statements	39
Item 18.	Financial Statements	39
Item 19.	Exhibits	40

INTRODUCTION

Nevada Geothermal Power Inc. was incorporated on 4/13/1995 in the Province of British Columbia. The Company’s initial public offering was effective in January 1996.  In this Annual Report, the “Company”, "we", "our", and "us", refer to Nevada Geothermal Power Inc. and its subsidiaries collectively (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 409 Granville Street #900, Vancouver, British Columbia, Canada  V6C 1T2; our telephone number is 604-688-1553.

BUSINESS OF NEVADA GEOTHERMAL POWER INC.

Nevada Geothermal Power Inc. (the Company") is engaged in the acquisition and exploration of mineral resource and geothermal properties.   Since June 2001, the Company’s primary activity has been the exploration of the Blue Mountain Geothermal Project in Nevada, USA.  The Company’s interest in the project started as an option to earn a 60% interest; but, in July 2003, the Company completed the acquisition of 100% of Blue Mountain Power Company Inc., the corporation that owned and controlled the project.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended June 30th was derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report, which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2000/1999 ended June 30th was derived from the financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/03	6/30/02	6/30/01	6/30/00	6/30/99
CANADIAN GAAP
Sales Revenue	$0	$0	$0	$0	$0
Loss From Operations	($491)	($277)	($189)	($743)	($545)
Loss for the Period	($491)	($277)	($189)	($743)	($545)
Basic Loss per Share	($0.05)	($0.04)	($0.03)	($0.23)	($0.20)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	9723	7588	5515	3264	2729
Period-end Shares O/S	10273	8864	6857	3438	3028

Working Capital	($120)	$92	($38)	($237)	($149)
Resource Property Costs	$477	$256	$131	$90	$612
Long Term Debt, etc.	0	0	0	0	0
Capital Stock	$3612	$3215	$2788	$2361	$2243
Shareholders’ Equity	388	380	122	(117)	508
Total Assets	542	418	202	127	694

US GAAP
Net Loss	($712)	($408)
Loss per Share	($0.07)	($0.05)
Wtg. Avg. Shares (000)	9723	7588
Resource Property Costs	$0	$0
Shareholders’ Equity	($89)	$125
Total Assets	$64	$162

------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 8/31/2002 under US GAAP was ($3,911,273).

(2)  a) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

     b) Under US GAAP, companies are encouraged but not required to include in compensation the fair value of stock options granted to employees.

        On a pro-forma basis, the expensing of such “costs” would have increased reported loss by $0, $6,480 and $544 for Fiscal

        2003/2002/2001, respectively.

     c) Under US GAAP, contingently cancelable common shares are excluded from the calculation of weighted average number of shares.  The final

        95,250 shares were released from escrow during Fiscal 2001, resulting in “compensation expenses” under US GAAP of $14,287 for Fiscal 2001.

______________________________________________________________________________

______________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of six most recent fiscal years ended August 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

	Average	High	Low	Close

November 2003		1.34	1.30	1.30
October 2003		1.35	1.30	1.35
September 2003		1.39	1.35	1.35
August 2003		1.41	1.38	1.39
July 2003		1.41	1.34	1.41
June 2003		1.38	1.33	1.36

Fiscal Year Ended 6/30/03	1.50	1.60	1.33	1.36
Fiscal Year Ended 6/30/02	1.57	1.61	1.51	1.52
Fiscal Year Ended 6/30/01	1.62	1.58	1.46	1.52
Fiscal Year Ended 6/30/00	1.47	1.51	1.44	1.48
Fiscal Year Ended 6/31/99	1.51	1.57	1.44	1.51

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Unsuccessful Exploration Efforts By Company Personnel Could Result In a Significant Negative Effect on the Company

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The Company Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

The Company has No Proven Reserves on the Properties in Which It Has an Interest

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

There is No Guarantee of Clear Title to Any of the Company’s Mineral Properties

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests.

Mineral Prices May Not Support Corporate Profit

The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same.  If a profitable market does not exist the Company could have to cease operations.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company

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

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but un-issued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Company’s Common Stock

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.21 (low) to CDN$0.40 (high) during the period from 1/1/2003 to 12/5/2003.  The closing price of our shares on 12/5/2003 was CDN$0.34.

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

The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in a Significantly Negative Effect on the Company

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.  The Company is dependent, in particular, on its President/CEO/Director, Brian Fairbank.  The Company has no written employment and/or consulting contracts with Mr. Fairbank; key man life insurance is not in place on Mr. Fairbank.

The Lack of Trading Volume Associated with the Company’s Stock Reduces the Liquidity of the Stock for Investors

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.

It is Difficult for US Investors to Effect Service of Process Against the Company

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

As a "foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

  409 Granville Street, Suite #900, Vancouver, B.C. V6C 1T2 CANADA

  Telephone: (604) 688-1553

  Facsimile: (604) 688-5926

  Website:  www.nevadageothermal.com

  E-Mail:   sfkirk@nevadageothermal.com

The contact person is:  Brian D. Fairbank, President/CEO/Director.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange in Toronto under the symbol “NGP”.  The Company’s common shares were listed on the NASD Electronic Bulletin Board in July 2003 under the symbol “NGLPF”.

The Company has 100,000,000 common shares without par value authorized.  At 6/30/2003 and 6/30/2002, respectively, there were 10,273,224 and 8,863,669 common shares issued and outstanding.  Also authorized were 25,000,000 first preferred shares, with no par value; and, 25,000,000 second preferred shares, with no par value, authorized; none of which were outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated on 4/13/1995 in the Province of British Columbia, Canada, under the name “Blue Desert Mining Inc.” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).  On 5/25/2000, the name of the Company was changed to “Canada Fluorspar Inc.”.  On 2/5/2001, the name of the Company was changed to “Continental Ridge Resources Inc.”.  On 5/13/2003, the name of the Company was changed to “Nevada Geothermal Power Inc.”.

The Company’s common shares were listed for trading on the Alberta Stock Exchange on 1/31/1996; subsequently the Canadian Venture Exchange and then the Toronto Venture Exchange.

On 5/25/2000, the Company consolidated its share capital on the basis of one new share for three old shares; all references to the number of shares and to per share data refer to post-consolidation data.

The following sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company’s current voting and equity interest therein:

  a.  Wholly-Owned Subsidiary

      Blue Mountain Power Company, Canada

  b.  Wholly-Owned Subsidiary

      Blue Desert Mining (US) Inc., Nevada, USA;

  c.  Wholly-Owned Subsidiary, inactive

      Blue Desert Mining (Chile) Limitada, Chile.

  d.  Wholly-owned Subdidiary

      Noramex Corp., Nevada, USA

4.B.  BUSINESS OVERVIEW

Historical Development

In 1996, the Company acquired option interests in the Nuevo Año and Enero Prospects, in Chile.  In March 1999, the option on the Enero Prospects were allowed to lapse; in February 2000, the Company allowed the option on the Nuevo Año Property to lapse.  The Company has written-off $672,280 of costs associated with these properties.

In 1996 the Company acquired a 100% interest in 53 mineral claims located in Elko County, Nevada, known as the “Snowstorm Property”.  In October 1999, the claims were allowed to lapse and the Company wrote off costs of  $202,462 associated with this property.

In November 1997, the Company acquired option interests in the South Midas Property, located in Elko County, Nevada.  The Company terminated its agreement in July 1999, taking a $28,066 write-off.

In December 1998, the Company acquired an option interest in the Portal/Gobi Property in Alaska; also the Sahara Property with was allowed to lapse.  In January 1999, the Company staked the Mohave Property, located adjacent to the Gobi Property.  In January 2000, the Company granted AngloGold (USA) Exploration Inc. an option to earn a 60% joint venture interest in the Portal/Gobi Property.

During 1999/2000, the Company attempted to complete a “reverse-take-over” of Burin Flourspar Ltd, a firm with mining interests in Newfoundland, Canada.  Due to the inability to complete required financing in a most difficult financial market condition, the agreements were terminated in September 2000.

The Company entered into a 6/19/2001 option agreement, as amended 8/7/2002 and 11/12/2002, with Blue Mountain Power Company Inc. to earn a 60% joint venture interest in the Blue Mountain Geothermal Project.  By an acquisition agreement dated 12/13/2002, the Company acquired 100% of Blue Mountain Power Company Inc. by the issue of 5,500,000 common shares of the Company.  The acquisition was completed 7/30/2003.  The preponderance of the Company’s efforts are directed to this property.

Blue Mountain Geothermal Project

The Blue Mountain Geothermal Project is located in north-central Nevada.

Between 1996 and 1999 Blue Mountain Power Company (“BMP”) drilled eleven holes and, with scientific support from the Energy and Geoscience Institute of the University of Utah (EGI), carried out valuable geophysical and geochemical studies of the project area.  These included a Self Potential (SP) survey; downhole temperature logging; hydrogeochemical sampling and analyses; and geothermometry determinations.  On the basis of the positive results of this work, BMP entered into negotiations with the U.S. Department of Energy (DOE) to cost-share a confirmation-drilling program under DOE Cooperative Agreement No. DE-FC04-00AL66972; Amendment No. A001 dated 2/21/2001.

In May 2001 an agreement was reached whereby the DOE will contribute 80% of the funding for the drilling and preliminary testing of a 2,300-foot test well costing US$450,000 (Deep Blue No.1).  BMP subsequently optioned the project to the Company which, as BMPs successor, contributed 20% of the cost.

In Spring 2002, the Company successfully completed the Deep Blue No.1 test well which resulted in the discovery of a significant geothermal resource at Blue Mountain in north-central Nevada.  Preliminary testing of the Deep Blue No. 1 test well confirmed that both high temperatures and excellent permeability were encountered at relatively shallow depths.  Deep Blue No. 1 well was cased to 175 meters and drilled to a total depth of 672 meters.  A slotted liner was installed in the lower part of the hole.  Well logs (temperature, pressure, and gamma ray) run immediately after hole completion yielded temperatures of up to 146º C (295°F) with temperatures still increasing in the bottom interval.  Continuous circulation of cold fluids during drilling has the effect of cooling the formation around the well bore which then takes one-two months to fully heat up or "equilibrate" to pre-drilling temperatures.  The reservoir temperature indicated by Deep Blue No. 1 is expected to be somewhat greater than 150°C (300°F).  Further tests are planned.

The reservoir temperature indicated by DEEPBLUE No. 1 is somewhat greater than 150°C (300°F).  The pattern of temperature increase with depth indicates that higher temperature zones may be found within the geothermal system and possibly east of the DEEPBLUE No. 1 site.  The DOE has recently awarded new funding for a second deep test well, in September 2003, to further explore the eastern part of the resource area.

The temperatures measured in DEEPBLUE No.1 are encouraging.  A maximum temperature of 292.5F (144.7C) at 2114.6ft (644.5m) was recorded in rocks that are moderately permeable.  Higher temperatures might be encountered in other areas of the property at similar depth as indicated by higher temperature gradients to the southeast or in permeable zones at depth.  The extensive hydrothermal alteration exposed at surface at Blue Mountain, and widespread silicification encountered in exploration holes suggests that a large, actively convecting hydrothermal system has existed at Blue Mountain over an extended period of time.  A second deep slim hole to 1000 meters (DEEPBLUE No.2) is planned 100 meters southeast of DEEPBLUE No. #1, to test other structural targets and provide additional information to on the nature of the high temperature thermal regime at depth.  The well operations will be similar in scope to DEEPBLUE No.1 and will require cemented casing, Blow-Out-Prevention equipment, and specialized drilling procedures for safety.

The DEEPBLUE No.2 hole will be drilled in early 2004 and has been approved for cost sharing with the DOE.  Approximately ten widely-spaced, 150-metre deep temperature gradient wells are recommended stepping out from the 2000 x 3000 meter known thermal anomaly to determine the outer margins of the geothermal system.  The thermal anomaly as measured in shallow drill holes (above the geothermal reservoir is open in all directions and thus the lateral dimensions of the geothermal system are not known.

The Company has initiated discussion for power sales agreements with both the Sierra Pacific, the northern Nevada utility, and with large industrial power consumers.  Retail power costs to customers of the two large regulated utilities, Nevada Power in the south and Sierra Power in the north, have risen over the past year especially to industrial customers.  The state of Nevada has recently legislated a renewable energy quota system governing regulated utilities and major power consumer not on the utility system.  Renewable energy credits (RECs) will accrue to producers of geothermal power allowing major power consumers to opt out of the utility power system and abide by the required percentage of renewable power by purchasing RECs.

A power market study is planned to outline new Nevada State and U.S. federal government legislation and determine how they may benefit or otherwise affect the Blue Mountain Geothermal Project. It is anticipated that the Company will be able to sell power directly to large industrial customers.  Power pricing, transmission line routing and the means available to wheel power to industrial customers should be included in the study.  The cost of the proposed DEEPBLUE No. 2 drilling project is estimated at US$804,000 with an additional US$86,000 required for well testing and other long-term drilling project expenditures. The 10-hole shallow gradient drilling program is projected to cost CDN$429,000.

The Power market study is budgeted at CDN$100,000. Project costs are in U.S. funds except where otherwise stated.

Under the terms of the DOE agreement, the DOE has undertaken to contribute 80% of the US$804,000 DEEPBLUE No. 2 drilling cost or US$643,000 as well as 80% of the US$86,000 contingent long-term testing program or US$69,000. The Company will be responsible for the remaining 20% of the direct drilling and post drilling costs of US$161,000 and US$17,000, respectively.  The Company will fund 100% of the shallow temperature gradient drilling program (CDN$429,000) and the power market study (CDN$100,000).  At the completion of the above work, the Company will focus on initial plans to develop a 30MW power plant within a 2.5-year time frame.  The Company will embark on a drilling campaign to include at least two production wells.  With the production test results in hand, plant design, costing studies and a feasibility report will be completed.

A scoping study of an initial 30MW power plant has been completed over the past year.  It is envisioned that production wells and steam turbines will develop a 150-200 C reservoir.  Supply wells will produce from 500-1000 meters below surface.  Drilling has outlined a five square kilometer (2 square mile) zone with subsurface rock temperatures increasing 40°C every 100 meters of depth.  The initial 30MW plant construction would cost about $65 million.  The Project is close to the transmission grid and large industrial power consumers.

The DEEPBLUE No. 2 test well will target a different part of the Blue Mountain geothermal system where previous shallow temperature gradient wells recorded some of the highest temperature gradients on the Blue Mountain property.  This well will be drilled to one kilometer in depth, significantly deeper than the 672 m deep DEEPBLUE No. 1 well.

The Company commissioned an independent technical and cash-flow report from GeothermEx, dated 12/16/2002, to determine the value of the Project owned by BMP.  GeothermEx reviewed the geothermal resource of the Blue Mountain Geothermal Project and prepared discounted cash flows under two different operating cost scenarios.  GeothermEx’s major conclusions are summarized:

a.  The Blue Mountain Project has identified a significant geothermal resource of about 150°C temperature at 500 to 700 m depth; this temperature is suitable for use in commercial binary power plants, and the relatively shallow depth of b.  Given the attractive temperature level for the drilling depth, the existence of an extensive geothermal anomaly, and the relatively flat and accessible terrain of the project site, the Blue Mountain project is as attractive as any being explored or developed in Nevada today.

Trends

Company management believes that US government policy will increasingly be directed toward energy security and the development of North American energy supplies over the next decade.  A program called “GeoPower West”, sponsored by the US federal government, has been developed with the goal to increase geothermal power production.  Environmentally clean, cost competitive geothermal plants will be encouraged by favorable tax policies, direct funding and other programs.

This past year, the State of Nevada passed Senate Bill 372 defining a renewable portfolio standard for utilities which requires that 15 per cent of total power output come from renewable energy (geothermal, wind and solar). As a direct result, geothermal plant capacity is expected to increase by about 250 megawatts or double the current capacity.  The first new plants contracted to the northern Nevada utility (Sierra Power) are expected on line in 2003.

Nevada Public Utilities Commission (NPUC), at a symposium on geothermal opportunities in Nevada on 1/11/2002, emphasized that fifteen percent is a significant commitment to purchase reliable geothermal power.  The program goal is not to develop technology, but to diversify the energy portfolio and use geothermal energy as a hedge against future fuel costs and political risk associated with imported energy supplies.  Rural economic development and establishing a lead in energy policy development and green energy credit trading are important economic benefits that will accrue to the state.

The Nevada state legislature introduced a renewable energy credit ("REC") and trading system in 2002 that to enable producers of geothermal and other forms of renewable energy to create RECs for each kWh of energy produced.  Power consumers can purchase RECs as required to conform with the state renewable energy quotas.  Five Las Vegas area utility customers have applied to the Nevada Public Utilities Commission (NPUC) to leave the southern Nevada utility (Nevada Power) system intending to buy gas turbine generated power from Reliant Energy.  These customers would require RECs to meet the standard for renewable energy.

Policy initiatives to facilitate the development of geothermal power and other renewable resources are also being implemented on the federal government side.  Senator Harry Reid of Nevada, a strong proponent of geothermal energy, announced new federal financing for Nevada including $1,000,000 toward a Great Basin Centre for Geothermal Energy at the University of Reno, Nev.  Senator Reid anticipates that a deductible tax credit for geothermal projects, similar to the program already in place for wind power projects, will be implemented.  The "GeoPower the West" program administered by the U.S. Department of Energy (DOE), is mandated to increase geothermal power production through development of favorable tax policies, direct financing, educational and other programs.

Portal/Gobi Claims

The Company has expended minimal funds on these claims in recent years, with AngloGold  (USA) Exploration Inc. continuing to expend more significant funds on exploration in its effort to earn its 60% option interest.  Through Fiscal 2003, AngloGold has expended $623,000 on the Gobi Property portion of these claims.

Plan Of Operations

Source of Funds for Fiscal 2004

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Blue Mountain Geothermal Project begins production, not expected in the next year.  As of 6/30/2003, the Company had negative working capital of ($120,279).  Since then: the Company issued 1,228,858 common shares in a private placement, raising $360,983; issued 45,000 common shares from stock option exercises, raising $4,500, and issued 5,500,000 common shares to complete the acquisition of Blue Mountain Power Company.  The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 12/5/2003 were preliminary.

Use of Funds for Fiscal 2004

During Fiscal 2004, the Company estimates that it might expend $120,000 on general/administrative expenses.  During Fiscal 2004, the Company estimates that it might expend $0.5 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years.

At 6/30/2003 and 6/30/2002, respectively,

 $477,000 and $256,000 of the assets were located in the United States, and;

 the remainder were located in Canada.

4.D.  Property, Plant and Equipment

Executive Offices

The Company’s executive offices are located in shared, rented premises of approximately 2,100 sq. ft. at 409 Granville Street, Suite 900, Vancouver, British Columbia, Canada.  V6C 1T2.  The Company began occupying these facilities in 4/1/2002.  Monthly rent is $2,000.

Blue Mountain Geothermal Project

Geothermal Energy Exploration, Nevada, USA

Property Acquisition.  The Company entered into a 6/19/2001 option agreement, as amended 8/7/2002 and 11/12/2002, with Blue Mountain Power Company Inc. (“BMP”) a 60% joint venture interest in the Blue Mountain Geothermal Project.  Under this agreement, the Company paid $10,000, issued 200,000 common shares to BMP, and expended funds on exploration.

By an acquisition agreement dated 12/13/2002, the Company acquired 100% of Blue Mountain Power Company Inc. by the issue of 5,500,000 common shares (“transaction shares”) of the Company.  The acquisition was completed 7/30/2003.  The transaction shares are subject of a four-month hold period and an escrow restriction as determined by the TSX Venture Exchange.  This transaction replaced the earlier option agreement.  The Company and BMP are not dealing at arms length since certain directors and officers of the Company, specifically Brian Fairbank (Company President/Director) and Jack Milligan (Company Director) were also directors/officers and major shareholders of BMP.

Property Description/Location/Access.  The geothermal tenure of the property is held by the Company through Noramex Corp., a wholly-owned subsidiary of Blue Mountain Power Company, acquired by the Company in July 2003.  Noramex Corp. is the registered owner of three geothermal leases (L-6805, N57435, and N58196) covering seven sections of land comprising approximately 4,567 acres in Humboldt County, Nevada.

The property is located in Humboldt County of north-central Nevada about 20 miles west of the town of Winnemucaa.

From Winnemucaa, the site is accessible year-round via the Jungo Road, an adequately maintained gravel county road that passes south of Blue Mountain.  From the Jungo Road at a point just west of Blue Mountain a dirt road leads north along the eastern edge of the valley providing good access to the entire lease area.

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

Pogo Area Project

Gold Exploration, Alaska, USA

Acquisition Details.  On 12/10/1998, the Company entered into a letter agreement with Lawrence Barry, acting on behalf of the Hunter Exploration Group, an unrelated party, (the “Hunter Group”) whereby the Company was granted the option to earn up to a 100% interest in the Gobi and Sahara Properties.  The Gobi agreement provides that in order for the Company to earn a 100% interest in the property, subject to a 2% net smelter return royalty retained by the Hunter Group, the Company:

a.  made cash payments of $17,500 (paid);

b.  issued 200,000 common shares in tranches of 50,000 shares each on the first, second, third and fourth anniversary dates of the agreement; and,

c.  conducted the required $250,000 of exploration work on the prospect.

The Hunter Group has retained a 2% net smelter return royalty on the Gobi property that requires that the Company pay advance minimum royalties of $10,000 per year commencing on the first anniversary date of the agreement.

In the event that the Company should sell all or any portion of its interest in each agreement prior to becoming vested with a 100% interest in the particular prospect, the Hunter Group is entitled to receive from the Company 30% of net cash and 30% of any stock which may be received by the Company pursuant to such assignment.

In May 1999, the Company staked the Mojave Property consisting of claims covering approximately 10,560 acres of prospective land immediately south of the Company’s Gobi Property.

In January 2000, the Company granted AngloGold (USA) Exploration Inc. (“AngloGold”) an option to earn a 60% joint venture interest in each of the Gobi, Mojave and Sahara properties by paying US$52,000, and for each property making annual cash payments of CDN$10,000, paying US$50,000 on vesting and incurring US$750,000 on exploration over a period of five years.  Through 6/30/2003, AngloGold has incurred approximately US$623,000 on exploration of the Gobi, Mojave and Sahara properties.  AngloGold terminated its option on the Sahara Property in June 2001 and on the Mojave Property in October 2001. The Company subsequently abandoned the Sahara Property and has retained a 100% interest in the Mojave Property.

Property Description/Location/Access.  The Pogo Area Project consists of the Gobi Claims and the Mohave Claims located in the Goodpaster Mining District of Alaska.  The Gobi Property initially encompassed approximately 7,700 acres, however the Company has staked additional claims and abandoned other claims such that the combined package currently totals 7,700 acres.  The Gobi Property is contiguous with the Pogo Property which has a substantial gold reserve, owned by unrelated firm.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2003, 6/30/2002, and 6/30/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During the year ended 6/30/2001, the Company raised $187,040 from the issuance of common shares through a private placement in the amount of $146,000 and the exercise of incentive stock options in the amount of $41,040.  These funds were used to finance the acquisition and exploration costs associated with the Company’s mineral properties and for general working capital.  During Fiscal 2001, the Company also issued 234,667 common shares as partial consideration for the acquisition of mineral properties and 1,626,000 in settlement of debt in the amount of $212,063.

During the year ended 6/30/2002, the Company raised $298,750 pursuant to a private placement, which consisted of the issuance of 1,195,000 units; each unit sold for $0.25 and consisted of one common share and one-half of a share purchase warrant; two share purchase warrants plus $0.25 allow the holder to purchase an additional share until 4/17/2003 (extended to 4/17/2004).  The Company also raised $17,000 pursuant to the exercise of 170,000 share purchase options.  The Company also raised $76,500 pursuant to the conversion of special warrants (425,000 shares were issued as a result of this conversion.)

During the year ended 6/30/2003, the Company raised $106,400 pursuant to a private placement of 304,000 units at $0.35, each unit consisted of one common share and one-half of a share purchase warrant; two warrants plus $0.35 allow the holder to purchase an additional common share until 9/17/2003 (extended to 9/17/2004).  Also, the Company raised $25,000 pursuant to a private placement of 55,555 units at $0.45, each unit consisted of one common share and one-half of a share purchase warrant; two warrants plus $0.60 allow the holder to purchase an additional common share until 9/17/2003 (extended to 9/17/2004).  Also, the Company raised $78,000 pursuant to a private placement of 195,000 units at $0.40, each unit consisted of one common share and one-half of a share purchase warrant; two warrants plus $0.40 allow the holder to purchase an additional common share until 1/17/2004.  In addition, $64,750 was raised from the exercise of 361,000 stock options and $123,500 from the exercise of 494,000 share purchase warrants.

During Fiscal 2004 to date, the Company issued 5,500,000 common shares in its acquisition of Blue Mountain Power Company.  During Fiscal 2004 to date, the Company raised $80,100 pursuant to a private placement of 228,858 units at $0.35, each unit consisted of one common share and one-half of a share purchase warrant; two warrants plus $0.35 allow the holder to purchase an additional common share until 1/15/2004 and $0.40 until 7/15/2004. The Company raised $300,000 pursuant to a private placement of 1,000,000 units at $0.30, each unit consisted of one common share and one-half of a share purchase warrant; two warrants plus $0.35 allow the holder to purchase an additional common share until 6/14/2004 and $0.40 until 12/14/2004.  In addition, $20,700 was raised from the exercise of 162,000 stock options.

Recent operational highlights included the successful completion of DEEPBLUE No. 1 well at the Blue Mountain Geothermal Project, the July 2003 consummation of the acquisition of Blue Mountain Power Company, and the agreement with the US Government regarding their funding 80% of the drilling cost for the planned DEEPBLUE No.2 well at the Blue Mountain Geothermal Project.

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

Results of Operations

Fiscal 2003 Ended 6/30/2003 vs. Fiscal 2002

The Company was increasingly active during the year: completing its first exploration well on the Blue Mountain Geothermal Project; moving toward the acquisition of Blue Mountain Power Company (completed in July 2003) which gave the Company 100% control over the project; consummating significant equity financings to fund its exploration efforts and working capital; and completing the Company’s registration with the US Securities & Exchange Commission; and moving toward listing of the Company’s common stock on the NASD Electronic Bulletin Board (completed in July 2003).

Corporate expenses nearly doubled to $490,602 from $266,775, because of USA regulatory efforts, acquisitions and increased exploration efforts.  The largest category was Investor Relations of $134,755 versus $113,793, with the Company increasing active in promoting its story to both Canadian and USA investors.  Consulting costs were $117,005 versus $36,360.  Legal costs were $65,570 versus $21,692.  Administrative fees were $61,640 versus $33,300.

The Company incurred significant non-operating costs this year: $76,385 in write-off of the option on the Blue Property and $307,182 in write-off of deferred exploration expenditures from the Blue Property.  Last year the Company had $10,287 loss on sale of investments.

The Company incurred a ($490,612) Loss for the year versus ($277,062).  Net Loss per share was ($0.05) versus ($0.04), with the weighted average number of shares increasing to 9.7 million from 7.6 million.

Fiscal 2002 Ended 6/30/2002 vs. Fiscal 2001 Ended 6/30/2001

The Company incurred a net loss of ($277,062) or ($0.04) per share for Fiscal 2002 as compared to a net loss of ($188,612) or ($0.03) per share for Fiscal 2001. Among the more significant expenses making up this loss were legal fees of $21,692 (2001 - $56,189); consulting fees of $36,360 (2001 - $25,000); accounting and audit fees of $12,622 (2001 - $9,567); administration fees of $33,300 (2001 - $23,400); office and miscellaneous costs of $12,043 (2001 - $7,536); rent and telephone costs of $11,144 (2001 - $9,612); regulatory and transfer agent fees of $13,200 (2001 - $24,165); travel and related costs of $9,829 (2001 - $3,220); site investigation costs of $806 (2001 - $14,107); and, investor relations costs of $113,793 (2001 - $204).  Legal fees were lower during Fiscal 2002 because the Company did not acquire any additional properties and only engaged in two small private financings resulting in less legal work than was required in the prior year.  Administration costs increased due to the larger staff required by the Company’s increased activities associated with the geothermal project in Nevada.  Office expenses, rent and telephone costs were higher due to a physical move in the Company’s office to its current location.

Fiscal 2001 Ended 6/30/2001

For the fiscal year ended 6/30/ the Company incurred a net loss of ($188,612) or ($0.26) per share as compared to a net loss of ($742,619) or ($0.23) per share for the year ended 6/30/.  The smaller loss in the 2001 fiscal year is the result of substantial write-offs recorded in the 2000 fiscal year or acquisition and exploration costs incurred by the Company in connection with various mineral properties located in Nevada and Chile.

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

After termination of the Burin transaction in September 2000, the Company incurred a total of $1,949 on exploration costs, as compared to $3,322 of exploration costs incurred in Fiscal 2000.  In Fiscal 2001, the Company abandoned the Sahara property in Alaska and wrote off $14,112 of associated costs, as compared to Fiscal 2000 during which the Company terminated its interests in the Snowstorm property in Nevada and the Nuevo Ano properties in Chile and wrote-off $583,112 of associated costs.

Liquidity and Capital Resources

Fiscal 2003 Ended 6/30/2003 and Fiscal 2002

The Company had working capital of ($120,279) on 6/30/2003.

The Company had working capital of  $ 92,378  on 6/30/2002.

The Company had working capital of ($ 37,712) on 6/30/2001.

Cash Used by Fiscal 2003 Operating Activities totaled ($319,264) including the ($490,612) Net Loss; significant adjustments included $57,695 in non-cash stock-based compensation and $112,014 in net changes in non-cash working capital items.  Cash Used in Fiscal 2003 Investing Activities was ($141,451), predominately for the Blue Mountain Geothermal Project.  Cash Provided by Fiscal 2003 Financing Activities was $440,667, from the issuance of equity as detailed above.

Cash Used by Fiscal 2002 Operating Activities totaled ($286,252) including the ($277,062) Net Loss; significant adjustments included $23,000 in non-cash stock-based compensation, $10,287 in loss on sale of investments, and ($44,000) in net changes in non-cash working capital items.  Cash Used in Fiscal 2002 Investing Activities was ($170,410), primarily for the Blue Mountain Geothermal Project.  Cash Provided by Fiscal 2002 Financing Activities was $478,350, from the issuance of equity as detailed above.

As the Company had not begun revenue on any of its properties, the Company does not have any cash flow from operations.  The Company receives cash for use in operations from issuing common shares and optioning/sale of selected assets

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

November 30, 2003

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

R. Gordon Bloomquist	Director	60	January 2001
Markus Christen	Director	49	January 2003
Brian D. Fairbank (1) (2)	President/CEO/Director	53	April 1995
Michael Marchand (1)	Director	58	August 1995
John W. Milligan (1) (3)	CFO/Director	79	April 1995
James E. Yates (1)	Director	61	December 1996

 ------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends about three-fourths of his time on the affairs of the Company.

(3)  He spends about half of his time on the affairs of the Company.

______________________________________________________________________________

______________________________________________________________________________

R. Gordon Bloomquist, PhD, is a Director of the geothermal and District Energy Program, Washington State Energy Office.  Also, he is involved with Federal committee work for the formulation of national geothermal energy policy in the USA.

Markus Christen is an independent businessman currently working in an advisoary capacity for Ormat Industries Ltd. And for AA Electrical Investment Company.  From 1992 to 1996, he was a member of Senior Management, Head of Structured Finance with Credit Suisse, New York; from 1997 to 2000, he was Managing Director of Credit Suisse First Boston, New York.

Brian D. Fairbank received his BA Sc. in Geological Engineering from the University of British Columbia.  He is a registered engineer of the Association of Professional Engineers & Geoscientists of British Columbia, Fellow of the Geological Association of Canada, member of the British Columbia & Yukon Chamber of Mines and member, past Chairman of Geothermal Energy Association.  Mr. Fairbank currently is the President of Fairbank Engineering Ltd., responsible for corporate planning, fiscal controls, project management and operations, staffing, contract management, and reporting to clients and government agencies.  Mr. Fairbank had been President/Director of Blue Mountain Power Company from 1995; acquired by the Company in July 2003.

Michael Marchand has over twenty-five years engineering experience.  He received his B.Sc with honors in Geology from McGill University, his M.Sc. in Geology and Petrology from McGill University, and his Ph.D. in Geology and Geochemistry from McMaster University.  Mr. Marchand is currently involved with the Diamond and Mineral Exploration Consulting and Management Consultancy for technical computer systems, technology assessment, Data Management and Strategic Planning as a consultant.

John W. Milligan has over fifty years of management and engineering experience.  From 1982 to 1994, he was a construction consultant for the Royal Bank of Canada on the Walden North Power Project, investigating the developments and construction of geothermal power projects in Nevada and a hydroelectric project, and an engineering consultant for various mining companies listed on the Vancouver and Montreal stock exchanges.  From 1988 to 1991, Mr. Milligan served as Commissioner and Chairman for the Advisory Planning Commission Municipality of West Vancouver.  In 1982, he retired from British Columbia Hydro having served 34 years with the company and its predecessor companies. From 1979 to 1980, Mr. Milligan served a construction manager for Pier B.C. Development Board successfully handling a large number of labor relation issues, serving on a variety of committees, and directing the selection, organization, training and motivation of the staff.

James E. Yates has over fifty years of real estate and management experience. Since 1964, he has been Founder/President of Hycroft Realty Ltd., which is involved in real estate sales and development projects.  From 1990 to May 1997 he was involved with American Bullion Minerals, having served as President and a Director.  Since 1994 Mr. Yates has been the President and a Director of Jersey Goldfields Corporation, presently listed on the TSX Venture Exchange.  Since 2003, he has been CFO/Secretary/Director of Oremex Resources Inc. (formerly Blackhorn Gold Mines), presently listed on the TSX Venture Exchange; from June 1996 to 2003, he was President/CEO/Director.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 6/30/2003 was $30,000, indirectly paid to Brian D. Fairbank, President/CEO/Director.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  435,000 stock options were granted and 361,000 stock options were exercised during Fiscal 2003.  Refer to ITEM #6.E., "Share Ownership", Table No. 4 “Stock Option Grants in Fiscal 2003 Ended 6/30/2003” and Table No. 6 for information about stock options outstanding.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 4

Stock Option Grants in Fiscal 2003 Ended 6/30/2003

______________________________________________________________________________

______________________________________________________________________________

		Percentage	Market Value of Securities Underlying
Name	Number of Options Granted	of Total Options Granted	Exer. Price Per Share	Grant Date	Expiration Date	Options on Date of Grant Per Share

Markus Christen	100,000	23%	$0.28	1/15/2003	1/15/2008	$0.37
Brian D. Fairbank	180,000	41%	$0.28	1/15/2003	1/15/2008	$0.37
James E. Yates	35,000	8%	$0.28	1/15/2003	1/15/2008	$0.37
Management Total	345,000	79%
Employees/Others	90,000	21%	$0.28	1/15/2003	1/15/2008	$0.37
Total	435,000	100%

------------------------------------------------------------------------------

(1)  All options granted were vested upon granting.

______________________________________________________________________________

______________________________________________________________________________

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Senior Management.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Brian Fairbank, John Milligan and Michael Marchand.  The Audit Committee met six times during Fiscal 2003 and has not yet met during Fiscal 2004.

6.D.  Employees

As of 11/30/2003, the Company had four employees, including the two Senior Management.

6.E.  Share Ownership

Table No. 5 lists, as of 12/8/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Frank Diegmann, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.  Refer to Table No. 6 for additional information.

Table No. 5

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #

Common	Brian D. Fairbank (1)	6,140,827	35.8%
Common	Frank Diegmann (2)	2,758,333	16.1%
Common	Jack W. Milligan (3)	704,000	4.1%
Common	James E. Yates (4)	283,333	1.7%
Common	Markus Christen (5)	200,000	1.2%
Common	R. Gordon Bloomquist (6)	100,000	0.6%
Common	Michael Marchand	56,667	0.3%
Total Directors/Management/5% Holders		10,223,160	54.9%

------------------------------------------------------------------------------

 (1)    380,000 represent currently exercisable stock options

      2,107,000 held indirectly through Tywell Management Inc.

      2,086,500 held indirectly through Tywell Management Inc.

      1,195,080 held indirectly through Fairbank Engineering Ltd.

        372,247 represent currently exercisable warrants

                held indirectly through Fairbank Engineering Ltd.

 (2)    185,000 represent currently exercisable stock options.

 (3)    210,000 represent currently exercisable stock options,

                held indirectly through Sudden Valley Holdings Inc.

         29,000 represent currently exercisable warrants,

                held indirectly through Sudden Valley Holdings Inc.

 (4)    100,000 represent currently exercisable stock options.

 (5)    200,000 represent currently exercisable stock options.

 (6)     50,000 represent currently exercisable stock options.

 # Based on 17,097,083 shares outstanding as of 12/8/2003.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the ”Plan”) on 9/8/2002.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate.  Some of the significant terms of the Plan are as follows:

1. Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the

   Company at the time of any such grant of options.

2. The total number of common shares to be reserved for issuance over the previous 12-month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that,

   as long as the Company’s common shares are listed on Tier 2 of the TSX

   Venture Exchange, the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3. While the Company’s common shares are listed on the TSX Venture Exchange,

   the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX Venture Exchange.  At such time as the Company’s common shares are listed on the Toronto Stock

   Exchange the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the Toronto Stock Exchange.

4. Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange.  At such time as the Company’s common shares are listed on Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange

   options granted must expire not later than a maximum of 10 years from the date of grant.

5. In the event that the Plan is amended to permit the number of common shares reserved for issue under the Plan to exceed of 10% of the outstanding shares of the Company, then, provided the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange all options will vest in equal amounts over consecutive quarterly periods for a period of no less than 18 months from the date of grant.  At such time as the Company’s common shares are listed on

   Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange, options will vest at the discretion of the board of directors.

6. All options granted pursuant to the Plan shall be non-assignable and non-

   transferable.

7. Subject to the receipt of disinterested shareholder approval for the grant of options under the Plan, the Plan will allow:

     (i) the number of Common Shares reserved for issuance under stock options granted to insiders to exceed 10% of the outstanding common shares of the Company;

    (ii) the issuance to insiders, within a one year period of a number of shares exceeding 10% of the outstanding common shares of the Company;

   (iii) the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding 5% of the outstanding common shares; and

    (iv) the Company to have the ability to decrease the exercise price of stock options previously granted to insiders.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 6 as of 12/08/2003, as well as the number of options granted to Directors and independent contractors.

Table No. 6

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common Shares	CDN $ Exer. Price	Grant Date	Expiration Date

R. Gordon Bloomquist	100,000	$0.28	8/13/2003	8/13/2004

Brian D. Fairbank	78,000 180,000 121,000	$0.10 $0.28 $0.28	6/26/2001 1/15/2003 8/13/2003	6/26/2006 1/15/2008 8/13/2008

Michael Marchand	50,000	$0.10	6/26/2001	6/26/2006

Jack W. Milligan	80,000 30,000 85,000	$0.10 $0.28 $0.28	6/26/2001 1/15/2003 8/13/2003	6/26/2006 1/15/2008 8/13/2008

James E. Yates	72,000 65,000 35,000 20,000	$0.10 $0.25 $0.28 $0.28	6/26/2001 4/19/2002 1/15/2003 8/13/2003	6/26/2006 4/19/2007 1/15/2008 8/13/2008

Markus Christen	200,000	$0.28	1/15/2003	1/15/2008

Total Officers/Directors	1,617,000
Total Other	509,000
Total	2,126,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E, and Table No. 5 and Table No.6.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders (5% or greater) direct/indirect holdings of common shares, refer to Table No. 5 for additional information.  Common shares only; no options/warrants included

______________________________________________________________________________

______________________________________________________________________________

	Shares Owned 6/30/2003	Shares Owned 6/30/2002	Shares Owned 6/30/2001

Brian Fairbank	1,506,333	1,480,333	1,420,833
Frank Diegmann	2,351,333	2,223,833	1,558,333

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 12/12/2003, the Company’s shareholders’ list showed 17,097,083 common shares outstanding and 731 registered shareholders.  606 registered shareholders were resident in Canada holding 13,345,033 common shares; 29 registered shareholders were resident in the United States holding 3,939,620 common shares; and registered shareholders were resident in other countries held 145,833 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect 1000 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

In July 2003, the Company completed the acquisition of Blue Mountain Power Company (“BMP”); this supercedes a 5/30/2001 option agreement.  Pursuant to the earlier agreement, the Company agreed to pay cash, issued common shares and expend significant funds on the Blue Mountain Geothermal Project; and pursuant to the recent agreement, the Company issued 5,500,000 million shares to BMP shareholders upon the complete acquisition of BMP.  Brian D. Fairbank (President/CEO/Director of the Company) was President/Director of BMP and a significant shareholder of BMP (receiving 3,932,000 shares in the acquisition).  Jack W. Milligan (CFO/Secretary/Director of the Company) was Secretary/Director of BMP and a significant shareholder of BMP (receiving 510,000 shares in the acquisition).  Frank Diegmann (major shareholder of the Company) was a major shareholder of BMP (receiving 407,000 shares in the acquisition).

Transactions of business with companies controlled by Officers/Directors or companies with common Officers/Directors in common were as follows during Fiscal 2003, Fiscal 2002 and Fiscal 2001:

_____________________________________________________________________________

_____________________________________________________________________________

	Fiscal 2003	Fiscal 2002	Fiscal 2001

Fees for administrative/professional services	$127,577	$82,382	$53,150
Fees for geological services	$30,143	$7,789	$24,346
Payments for office rent	$3,246	$5,762	$10,271
Amounts included in accounts payable	$92,446	$15,439	$9,202
Exploration Advances	$6,307	$86,902	$6,994
Acquisition of Capital Assets	$721	$5,000	$nil

_____________________________________________________________________________

_____________________________________________________________________________

Administration/professional services:	Fairbank Engineering
Geological services:	Fairbank Engineering
Office Rent	International Choice Ventures Inc.
Accounts Payable:	International Choice Ventures Inc.
Exploration Advances:	Fairbank Engineering
Acquisition of Capital Assets:	Fairbank Engineering

Fairbank Engineering is a private company owned by Brian Fairbank.  International Choice Ventures Inc. is a public company where James Yates is the President/Director and Brian Fairbank is a Director.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 6/30/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2003/2002 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "NGP".  The initial public offering was effective on the Alberta Stock Exchange (now the TSX Venture Exchange) in 1/31/1996, under a former name, "Blue Desert Mining Inc.  In July 2003, the Company’s common shares were listed for trading on the NASD Electronic Bulletin Board, under the symbol NGLPF.

Table No. 7 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/2002 and the Alberta Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years.

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:

1) forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:

2) requiring the resignation of unacceptable directors and officers;

3) requiring cancellation and return shares to treasury;

4) requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;

5) requiring the termination of unacceptable investor relations services;

6) halting and suspending trading in the shares of companies;

7) de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions.  All TSX notices can be found on the TSX website or INFOTSX.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange’s compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading.  The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists.  Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing.  The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel.  If the hearing panel’s decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

Table No. 7

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

		- Sales -
		Canadian Dollars
Period Ended	Volume	High	Low	Closing

Monthly
12/31/2003	343,900	$0.35	$0.27	$0.34
11/30/2003	148,332	$0.35	$0.23	$0.23
10/31/2003	75,971	$0.35	$0.28	$0.35
9/30/2003	73,216	$0.36	$0.30	$0.31
8/31/2003	46,992	$0.40	$0.30	$0.35
7/31/2003	345,666	$0.36	$0.25	$0.36

Quarterly
6/30/2003	166,300	$0.34	$0.21	$0.25
3/31/2003	294,100	$0.45	$0.29	$0.30
12/31/2002	624,200	$0.41	$0.30	$0.39
9/30/2002	780,600	$0.46	$0.27	$0.37
6/30/2002	1,499,800	$0.44	$0.25	$0.40
3/31/2002	1,254,400	$0.28	$0.21	$0.25
12/31/2001	875,600	$0.28	$0.10	$0.22
9/30/2001	338,800	$0.21	$0.10	$0.15

Yearly
6/30/2003	1,865,200	$0.46	$0.21	$0.25
6/30/2002	3,968,600	$0.44	$0.10	$0.40
6/30/2001	479,500	$0.20	$0.05	$0.15
6/30/2000	30,000	$0.12	$0.05	$0.05
6/30/1999	1,293,000	$0.24	$0.05	$0.12

______________________________________________________________________________

______________________________________________________________________________

Table No. 8 lists the volume of trading and high, low and closing sales prices on the NASD Electronic Bulletin Board for the Company's common shares for the last five months.

Table No. 8

NASD Electronic Bulletin Board

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

		- Sales -
		US Dollars
Period Ended	Volume	High	Low	Closing

Monthly
11/30/2003	12,667	$0.25	$0.18	$0.18
10/31/2003	63,900	0.28	0.19	0.26
9/30/2003	46,000	0.35	0.15	0.23
8/31/2003	1,500	0.25	0.15	0.15
7/31/2003	Nil	0.15	0.15	0.15

_____________________________________________________________________________

_____________________________________________________________________________

Stock Options

Refer to ITEM 6.E. and Table No. 4 and No. 6 for additional information.

Share Purchase Warrants

Table No. 9 lists, as of 11/30/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase 777,278 share purchase warrants, 38 of whom were resident in Canada. three of whom were resident in the United States, and one international holder.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 9

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

8/12/2002	152,000	152,000	$0.35	$0.35/$0.40	8/12/2004
9/17/2002	27,777	27,777	$0.60	$0.60	9/17/2004
1/17/2003	97,500	97,500	$0.25	$0.40	1/17/2004
8/14/2003	500,000	500,000	$0.35	8/14/2004
7/15/2003	114,429	114,429	$0.35/$0.40	7/15/2004

______________________________________________________________________________

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

The common shares trade on the NASD Electronic Bulletin Board in the USA.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.B.  Memorandum and Articles of Association

10.C.  Material Contracts

   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person.  Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 6/30/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts   --- No Disclosure Necessary ---

10.H.  Document on Display   --- No Disclosure Necessary ---

10.I.  Subsidiaries

The following sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company’s current voting and equity interest therein:

  a.  Wholly-Owned Subsidiary

      Blue Mountain Power Company, Canada

  b.  Wholly-Owned Subsidiary

      Blue Desert Mining (US) Inc., Nevada, USA;

  c.  Wholly-Owned Subsidiary, inactive

      Blue Desert Mining (Chile) Limitada, Chile.

  d.  Wholly-owned subsidiary

      Noramex Corp.; Nevada, USA

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A.  Audit Committee Financial Expert   ---Not Applicable ---

ITEM 16B.  Code of Ethics   ---Not Applicable ---

ITEM 16C.  Principal Accountant Fees and Services   ---Not Applicable ---

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

           --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Nevada Geothermal Power Inc. Audited Financial Statements

 Auditor's Report, dated 9/11/2003

 Consolidated Balance Sheets at 6/30/2003 and 6/30/2002

 Consolidated Statements of Loss and Deficit

   for the years ended 6/30/2003 and 6/30/2002

 Consolidated Statements of Cash Flows

   for the years ended 6/30/2003 and 6/30/2002

 Notes to Consolidated Financial Statements

Blue Mountain Power Company Inc. Audited Financial Statements

 Auditor's Report, dated 12/18/2003

 Consolidated Balance Sheets at 10/31/2003 and 10/31/2002

 Consolidated Statements of Loss and Deficit

   for the years ended 10/31/2003 and 10/31/2002

 Consolidated Statements of Cash Flows

   for the years ended 10/31/2003 and 10/31/2002

 Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Articles of Incorporation/Bylaws as currently in effect:

   --- Incorporated by reference to Form 20-F Registration Statement and

       Form 6-K;s ---

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    --- Incorporated by reference to Form 20-F Registration Statement and

       Form 6-K;s ---

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K;s ---

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

    Section 1350 of Chapter 63 of Title 18 of the United States Code:

14.  Additional Exhibits:

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K’s ---

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

AUDITORS' REPORT

To the Shareholders of

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. (formerly Continental Ridge Resources Inc.) as at June 30, 2003 and 2002, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002, and the results of its operations and cash flows for each of the years ended June 30, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

“Morgan & Company”

September 11, 2003

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements.  Our report to the shareholders, dated September 11, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

Vancouver, Canada

“Morgan & Company”

September 11, 2003

Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Suite 1488 – 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

CONSOLIDATED BALANCE SHEETS

	JUNE 30
	2003	2002

ASSETS

Current
Cash	$12,755	$32,803
Goods and Services Tax receivable	7,495	3,717
Prepaid expenses	6,581	6,581
Exploration advances	6,307	86,902
	33,138	130,003

Gobi Project – Unpatented Claims And Option Interests, unproven properties (Note 4(a))	69,960	69,960
Blue Mountain Geothermal Option Interest, unproven properties (Note 4(b))	76,385	60,885
Deferred Exploration Expenditures	330,980	125,155
Investment (Note 5)	25,000	25,000
Capital Assets (Note 6)	6,201	7,109

	$541,664	$418,112

LIABILITIES

Current
Accounts payable and accrued liabilities	$153,417	$37,625

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	3,612,383	3,214,733

Share Subscriptions (Note 7)	129,117	86,100

Contributed Surplus	80,695	23,000

Deficit	(3,433,948)	(2,943,346)
	388,247	380,487

	$541,664	$418,112

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED JUNE 30
	2003	2002

Expenses
Accounting and audit	$12,470	$12,622
Administration fees	61,640	33,300
Amortization	1,629	1,523
Bank charges and interest	349	463
Consulting	117,005	36,360
Financing costs	15,000	-
Investor relations	134,755	113,793
Legal	65,570	21,692
Office and sundry	18,404	12,043
Rent and telephone	21,144	11,144
Site evaluation	3,960	806
Transfer agent and regulatory fees	30,154	13,200
Travel and business development	8,522	9,829

Loss Before The Following	490,602	266,775

Loss On Sale Of Investments	-	10,287

Loss For The Year	490,602	277,062

Deficit, Beginning Of Year	2,943,346	2,666,284

Deficit, End Of Year	$3,433,948	$2,943,346

Loss Per Share	$0.05	$0.04

Weighted Average Number Of Shares Outstanding	9,722,816	7,588,458

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30
	2003	2002

Cash Flows From Operating Activities
Loss for the year	$(490,602)	$(277,062)
Items not involving cash flows:
Loss on sale of investments	-	10,287
Amortization	1,629	1,523
Stock based compensation	57,695	23,000
	(431,278)	(242,252)
Change in non-cash working capital items:
Decrease (Increase) in Goods and Services Tax receivable	(3,778)	4,932
(Increase) in prepaid expense	-	(6,581)
(Decrease) Increase in accounts payable	115,792	(42,351)
	(319,264)	(286,252)

Cash Flows From Investing Activities
Option interests and deferred expenditures	(221,325)	(90,720)
Proceeds on sale of investment	-	12,212
Exploration advances	80,595	(86,902)
Acquisition of capital assets	(721)	(5,000)
	(141,451)	(170,410)

Cash Flows From Financing Activities
Shares issued for cash	311,550	315,750
Special warrants issued for cash	-	76,500
Share subscriptions received	129,117	86,100
	440,667	478,350

Increase (Decrease) In Cash	(20,048)	21,688

Cash, Beginning Of Year	32,803	11,115

Cash, End Of Year	$12,755	$32,803

Supplementary Cash Flow Information
Shares issued for option interests	$-	$34,167

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

1.

NATURE OF OPERATIONS

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable ore reserves.  The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business.  As at June 30, 2003, the Company has a working capital deficiency of $120,279, and has incurred losses totalling $3,433,948.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations.  These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

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

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Exploration Expenses (Continued)

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

c)

Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related mineral properties and deferred exploration costs and the balance, if any, is taken into income.

d)

Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e)

Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Stock Based Compensation

Effective July 1, 2002, the Company adopted CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services.  Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock based transactions.  The Company records, as compensation expense, the excess of the exercise price over the share price at the time of grant.

Handbook Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro-forma earnings and pro-forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Under the new standard, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

g)

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

h)

Loss Per Share

Loss per share is calculated on the weighted average number or shares outstanding.  Diluted loss per share is not presented as the effect of potentially issuable common shares is anti-dilutive.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

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

j)

Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period.  Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

1.

EXPLORATION ADVANCES

The Company advanced $6,307 (2002 - $86,902) to Blue Mountain Power Company Inc., a company with two common directors, for exploration expenditures to be incurred in the subsequent year.

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

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

4.

UNPATENTED CLAIMS AND OPTION INTERESTS (Continued)

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

b)

Blue Mountain Geothermal Project Option Interest

The Company entered into an option agreement, as amended August 7, 2002 and November 12, 2002, with Blue Mountain Power Company Inc., a company with two common directors, to earn a 60% joint venture interest in the Blue Mountain Geothermal Project.  The Company is required to pay US$10,000 (US$10,000 paid) annually commencing June 19, 2001 until June 19, 2003 and US$20,000 on June 19, 2004, and to incur exploration expenditures totalling US$150,000 by December 31, 2002, an additional US$300,000 by June 19, 2003, and US$1,200,000 by June 19, 2004.  The Company is required to issue the 600,000 shares over a three year period (200,000 issued).

Under the option agreement, the Company will have a 20% joint venture interest after payments of US$30,000, work expenditures of US$450,000, and the issue of 400,000 shares.

By an acquisition agreement dated December 13, 2002, the Company will acquire 100% of the issued capital of Blue Mountain Power Company Inc. (“Blue Mountain”) by the issue of 5,500,000 common shares of the Company.  As at June 30, 2003, the Company had not met the required expenditure commitments under the option agreement, however, as a result of the pending acquisition of 100% of the issued and outstanding shares of Blue Mountain Power Company, Inc. (Note 10), the Company will indirectly acquire a 100% interest in the Blue Mountain Geothermal Project.  Accordingly, all recorded costs of acquisition and deferred expenditures will be included as part of the cost of acquiring Blue Mountain Power Company, Inc.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

5.

INVESTMENT

	2003	2002

100,000 shares in Blue Mountain Power Company Inc., a company with two common directors, at cost	$25,000	$25,000

6.

CAPITAL ASSETS

	2003	2002

Computer equipment	$14,732	$14,011
Office equipment	6,995	6,995
	21,727	21,006
Accumulated depreciation	15,526	13,897

Net book value	$6,201	$7,109

7.

SHARE CAPITAL

a)

Authorized

 100,000,000 common shares - no par value

25,000,000 first preferred shares - no par value

25,000,000 second preferred shares - no par value

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

7.

SHARE CAPITAL (Continued)

a)

Common Shares Issued

	SHARES	AMOUNT

Balance, June 30, 2001	6,857,002	$2,788,316

For cash
Private placement	1,195,000	298,750
Options exercised	170,000	17,000
Special warrants converted	425,000	76,500
For option interests	216,667	34,167

Balance, June 30, 2002	8,863,669	3,214,733

For cash
Private placement	554,555	209,400
Options exercised	361,000	64,750
Warrants exercised	494,000	123,500

Balance, June 30, 2003	10,273,224	$3,612,383

c)

Stock Options

As at June 30, 2003, the following share purchase options were outstanding:

	NUMBER			NUMBER
	OUTSTANDING		WEIGHTED	EXERCISABLE
	AT	REMAINING	AVERAGE	AT
EXERCISE	JUNE 30	CONTRACTUAL	EXERCISE	JUNE 30
PRICE	2003	LIFE	PRICE	2003

$0.10	345,000	2.98 years	$0.10	345,000
0.25	65,000	4.20 years	0.25	65,000
0.28	495,000	4.96 years	0.28	432,500

	905,000	4.05 years	$0.21	842,500

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

7.

SHARE CAPITAL (Continued)

c)

Stock Options (Continued)

A summary of the changes in stock options for the years ended June 30, 2002 and 2003 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2001	685,000	$0.12

Granted	316,000	0.25
Exercised	(170,000)	0.10

Balance, June 30, 2002	831,000	0.16

Granted	435,000	0.28
Exercised	(361,000)	0.18

Balance, June 30, 2003	905,000	$0.21

Supplemental Information for Stock Based Compensation

Effective July 1, 2002, in accordance with CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”, pro-forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee’s stock options under the fair value method.  The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 5%, dividend yield of nil, volatility factor of 144%, and a weighted average expected life of the options of 2 years.  The weighted average fair value per share of options granted during 2003 was $0.28.

The following table presents the net loss and net loss per share for the year ended June 30, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest:

Net loss	$(490,602)
Compensation expense under Section 3870	(78,182)

Pro-forma net loss	$(568,784)

Pro-forma basic loss per share	$(0.06)

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

7.

SHARE CAPITAL (Continued)

d)

Share Purchase Warrants

A summary of changes in share purchase warrants for the years ended June 30, 2002 and 2003 is presented below:

		WEIGTED
		AVERAGE
	NUMBER OF	EXERCISE
	WARRANTS	PRICE

Balance, June 30, 2001	-	$-

Issued	810,000	0.25

Balance, June 30, 2002	810,000	0.25

Issued	277,277	0.46
Exercised	(494,000)	0.25
Expired	(316,000)	0.25

Balance, June 30, 2003	277,277	$0.46

Share purchase warrants outstanding at June 30, 2003:

NUMBER OF	EXERCISE	EXPRIRY
SHARES	PRICE	DATE

152,000	$0.35	August 12, 2003
27,777	0.45	September 17, 2003
97,500	0.60	January 17, 2004

277,277

8.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of Goods and Services Tax receivable, and accounts payable and accrued liabilities.  It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.  The fair value of the financial instruments approximates their carrying value.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

9.

RELATED PARTY TRANSACTIONS

Transactions in the normal course of business with companies controlled by directors or companies with directors in common were as follows:

	2003	2002

Fees for administrative and professional services	$127,577	$82,382
Fees for geological services	$30,143	$7,789
Acquisition of capital asset	$721	$5,000
Payments for office rent	$3,246	$5,762
Amounts included in accounts payable	$92,446	$15,439
Exploration advances	$6,307	$86,902

10.

INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2003	2002

Statutory tax rate	39.62%	39.62%

Loss for the year	$(490,602)	$(277,062)

Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(194,376)	(109,771)
Non-deductible differences	23,504	4,679
Unrecognised tax losses	170,872	105,092

Income tax expense	$-	$-

The significant components of the Company’s future tax assets (liability) are as follows:

	2003	2002

Operating losses	$794,076	$659,481
Mineral properties	93,938	99,980
	888,014	759,461
Valuation allowance for future tax assets	(888,014)	(759,461)

	$-	$-

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

10.

INCOME TAXES (Continued)

The Company has Canadian non-capital losses carried forward of $1,972,000 and US$760,000 available for tax purposes.  The losses expire as follows:

2004	$278,000
2005	$308,000
2006	$215,000
2007	$238,000
2008	$184,000
2009	$293,000
2010	$431,000

Losses for US tax purposes commence to expire in 2017.

11.

ACQUISITION

By an agreement dated December 13, 2002, the Company will acquire 100% of the issued capital of Blue Mountain Power Company Inc. (“Blue Mountain”), a company with two common directors, by the issue of 5,500,000 common shares of the Company.  The acquisition will close five business days from the receipt of regulatory approval (received July 23, 2003).

Blue Mountain (incorporated in British Columbia) owns 100% of the issued capital of Noramex Inc. (incorporated in Nevada, USA).  Noramex holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada.  The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties.  The Company also has the option to purchase the freehold interest, consisting of four square miles out of a total of the eleven square miles of the leasehold interest.  The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

The components of the purchase price and allocation are as follows:

Purchase price
5,500,000 shares issued	$1,705,000
100,000 shares transferred (Note 12(ix))	31,000
Acquisition costs and deferred expenditures incurred by the Company on the Blue Mountain Geothermal Project (Note 4)	383,567

$2,119,567

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

11.

ACQUISITION (Continued)

Allocation of purchase price
Current assets	$840
Mineral properties	2,175,489
Capital assets	437
Current liabilities	(57,199)

$2,119,567

12.

SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the Company:

i)

issued 228,858 units comprised on one common share and one half of one non-transferable share purchase warrant at a price of $0.35 per unit.  As at June 30, 2003, the Company had received subscriptions totalling $80,100 related to this issue.  One whole warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of six months, and at a price of $0.40 per share thereafter up to July 15, 2004.

ii)	issued 5,000 common shares at a price of $0.10 per share on the exercise of stock options.

iii)

issued 1,000,000 units comprised of one common share and one half of one non-transferable share purchase warrant at a price of $0.30 per unit.  One whole warrant entitles the holder to acquire one additional common share at a price of $0.35 for a period of six months, or at a price of $0.40 for a further six months.  As at June 30, 2003, the Company had received subscriptions totalling $49,017 related to this issue.

iv)	issued 5,500,000 common shares in consideration of the purchase of 5,499,721 common shares relating to a share exchange agreement (Note 12).

v)	issued 40,000 common shares at a price of $0.10 per share on the exercise of stock options.

vi)

extended the due date of 152,000 outstanding share purchase warrants until August 12, 2004 and increased the exercise price to $0.40 per common share for the period of February 13, 2004 until August 12, 2004.

vii)	extended the due date of 27,777 outstanding share purchase warrants until September 17, 2004.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

12.

SUBSEQUENT EVENTS (Continued)

viii)	granted 752,000 incentive stock options exercisable at $0.28 per share for a period of five years.

ix)

transferred its investment of 100,000 common shares of Blue Mountain Power Company Inc. to a company controlled by a director of the Company as an incentive to a debt settlement between that company and Blue Mountain Power Company Inc.  The value of the shares transferred was treated as a component of the acquisition price of Blue Mountain (Note 11).

13.

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

	2003	2002

Loss in accordance with Canadian GAAP	$(490,602)	$(277,062)

Deduct:
Unproven property interests and deferred expenditures incurred in the year and capitalized	(221,325)	(124,887)
Stock based compensation	-	(6,480)

Loss in accordance with US GAAP	$(711,927)	$(408,429)

	2003	2002

Loss per share (US GAAP)	$(0.07)	$(0.05)

Weighted average shares outstanding (US GAAP)	9,722,816	7,588,458

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2003	2002

Cash flows from operating activities
Loss in accordance with US GAAP	$(711,927)	$(408,429)

Adjustments to reconcile loss to net cash used by operating activities
Stock issued for other than cash	-	40,647
Loss on sale of investments	-	10,287
Amortization	1,629	1,523
Stock based compensation	57,695	23,000
Change in Goods and Services Tax receivable	(3,778)	4,932
Change in prepaid expenses	-	(6,581)
Change in accounts payable	115,792	(42,351)
	(540,589)	(376,972)

Cash flows from investing activities
Proceeds on sale of investments	-	12,212
Exploration advances	80,595	(86,902)
Acquisition of capital assets	(721)	(5,000)
	79,874	(79,690)

Cash flows from financing activities
Shares issued for cash	311,550	315,750
Special warrants issued for cash	-	76,500
Share subscriptions received	129,117	86,100
	440,667	478,350

Increase in cash	$(20,048)	$21,688

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2003	2002

Shareholders’ equity (deficiency) – Canadian GAAP	$388,247	$380,487
Option interests and deferred exploration expenditures	(477,325)	(256,000)

Shareholders’ equity (deficiency) – US GAAP	$(89,078)	$124,487

Option interests and deferred exploration expenditures – Canadian GAAP	$477,325	$256,000
Option interests and deferred exploration expenditures expensed per US GAAP	(477,325)	(256,000)

Option interests and deferred exploration expenditures – US GAAP	$-	$-

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

ii)

Effective July 31, 2002, the Company adopted the new CICA accounting standard in respect of stock based compensation.  This new standard is substantially identical to United States GAAP.  Under US GAAP, had the Company elected to recognize stock based compensation based on the estimated fair value of stock options granted, results would have been as follows:

June 30, 2003
Loss for the year – US GAAP	$(790,109)
Loss per share	(0.08)

June 30, 2002
Loss for the year – US GAAP	(479,871)
Loss per share	(0.06)

BLUE MOUNTAIN POWER COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders of

Blue Mountain Power Company Inc.

We have audited the consolidated balance sheets of Blue Mountain Power Company Inc. as at October 31, 2003 and 2002, and the consolidated statements of loss and deficit, and cash flows for the years ended October 31, 2003 and 2002.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

“Morgan & Company”

December 18, 2003

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements.  Our report to the shareholders, dated December 18, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

Vancouver, Canada

“Morgan & Company”

December 18, 2003

Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Suite 1488 – 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

BLUE MOUNTAIN POWER COMPANY INC.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	OCTOBER 31
	2003	2002

ASSETS

Current
Cash	$4,808	$66,136
Accounts receivable	2,116	185
Prepaid expenses	-	595
	6,924	66,916

Unpatented Claims and Option Interests (Note 3)	812,571	955,682
Capital Assets (Note 4)	-	438

	$819,495	$1,023,036

LIABILITIES

Current
Accounts payable	$8,368	$196,427
Due to related party	38,376	294,041
	46,744	490,468

SHAREHOLDERS’ EQUITY

Share Capital
Authorized:
20,000,000 common shares without par value
Issued and outstanding:
5,499,721 common shares at October 31, 2003 and
5,317,721 common shares at October 31, 2002	820,679	820,661

Deficit	(47,928)	(288,093)
	772,751	532,568

	$819,495	$1,023,036

BLUE MOUNTAIN POWER COMPANY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)

	YEARS ENDED
	OCTOBER 31
	2003	2002

Expenses
Administration fees (recovery) (Note 6)	$(222,027)	$2,500
Amortization	437	187
Bank charges and interest	184	257
Foreign exchange (gain) loss	(20,298)	19,042
Professional fees	963	3,208
Office and sundry	-	897
Rent	595	-

Income (Loss) Before Other Item	240,146	(26,091)

Other Items
Interest Income	19	4,423
Gain on disposal of investments	-	17,918

Net Income (Loss) For The Year	240,165	(3,750)

Deficit, Beginning Of Year	(288,093)	(284,343)

Deficit, End Of Year	$(47,928)	$(288,093)

Earnings (Loss) Per Share	$0.04	$(0.01)

Weighted Average Number Of Shares Outstanding	5,363,595	5,317,721

BLUE MOUNTAIN POWER COMPANY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	YEARS ENDED
	OCTOBER 31
	2003	2002

Cash Flows From Operating Activities
Net income (loss) for the year	$240,165	$(3,750)
Items not involving cash flows:
Gain on disposal of investments	-	(17,918)
Amortization	437	187
	240,602	(21,481)
Change in non-cash working capital items:
Decrease (Increase) in accounts receivable	(1,931)	508
Decrease (Increase) in prepaid expense	595	-
(Decrease) Increase in accounts payable	(188,058)	175,162
(Decrease) in due to related party	(255,665)	19,315
	(445,059)	194,985
	(204,457)	173,504

Cash Flows From Investing Activities
Unpatented claims and option interests recovery (expenditure)	143,111	(154,078)
Proceeds on sale of investment	-	43,118
	143,111	(110,960)

Cash Flows From Financing Activity
Shares issued for cash	18	-

Increase (Decrease) In Cash	(61,328)	62,544

Cash, Beginning Of Year	66,136	3,592

Cash, End Of Year	$4,808	$66,136

BLUE MOUNTAIN POWER COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain economically recoverable ore reserves.  The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business.  As at October 31, 2003, the Company has a working capital deficiency of $39,820, and has incurred losses totalling $47,928.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations.  These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Noramex Corp., incorporated in the State of Nevada, U.S.A.  All significant inter-company balances and transactions have been eliminated.

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

BLUE MOUNTAIN POWER COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Exploration Expenses (Continued)

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

c)

Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%

d)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from management’s best estimates as additional information becomes available in the future.

BLUE MOUNTAIN POWER COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

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

f)

Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period.  Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of operations and deficit.

3.

UNPATENTED CLAIMS AND OPTION INTERESTS

Golden Sage, Nevada – Unpatented Claim and Option Interest

The Golden Sage claims are located in Humboldt County, Nevada.

Dunn Glen, Nevada – Unpatented Claim and Option Interest

The Company leased the property from the US Bureau of Land Management in Pershing County, Nevada.

Blue Mountain Geothermal Project, Nevada – Option Interest

The Company holds thru its 100%-owned subsidiary, Noramex Corp., a 100% interest in the Blue Mountain Geothermal Project located in Humboldt County, Nevada.  The Company has successfully been granted funding by the United States Department of Energy (“DOE)”)for 80% of the exploration costs.  Prior to be being acquired by Nevada Geothermal Power Inc. (“NGP), NGP had an option were NGP would pay for the exploration costs not covered by the DOE

BLUE MOUNTAIN POWER COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

4.

CAPITAL ASSETS

	2003	2002

Computer equipment	$4,375	$4,375
Less: Accumulated amortization	4,375	3,937

	$-	$438

5.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of amounts receivable, and accounts payable.  It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.  The fair value of the financial instruments approximates their carrying value.

6.

INCOME TAX

Income tax expense differs from the amount that would result from applying income tax rates to earnings before income taxes.  These differences result from the following items:

	2003	2002

Net income (loss) for the year	$240,165	$(3,750)

Computed income tax expense	98,467	(1,575)
Increase (Decrease) in income taxes resulting from:
Non-taxable items	-	(3,762)
Tax benefit of losses	(88,202)	-
Resource and other items	(10,265)	5,337

Current tax provision	$-	$-

As at October 31, 2003, the Company has net operating loss carryforwards of approximately $206,570 which may be offset against future United States taxable income.  These losses expire in 2022.

The Company also has Canadian resource expenditures of $45,000 which may be carried forward indefinitely and offset against Canadian income for tax purposes.

BLUE MOUNTAIN POWER COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

7.

ACQUISITION

On July 23, 2003, Nevada Geothermal Power Inc. (“Nevada Geothermal”), a company with two common directors purchased 100% of the issued capital stock of the Company.  As part of the acquisition Nevada Geothermal issued 100,000 common shares to a company controlled by a director as an inducement to cancel $222,027 in outstanding administration fees due by the Company.

8.

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

	2003	2002

Net income (loss) in accordance with Canadian GAAP	$240,165	$(3,750)

Unrealized foreign exchange (gain) loss	(20,298)	19,042
Unpatented claims and option interests recovered (incurred) in the year and capitalized	143,111	(154,078)

Net income (loss) in accordance with US GAAP	$362,978	$(138,786)

Basic and diluted income (loss) per share in accordance with US GAAP	$0.07	$(0.05)

BLUE MOUNTAIN POWER COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

8.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2003	2002

Cash flows from operating activities
Net income (loss) in accordance with US GAAP	$362,968	$(138,786)

Adjustments to reconcile net income (loss) from (used by) operating activities	(424,314)	158,212
	(61,346)	19,426

Cash flows from investing activities	-	43,118

Cash flows from financing activities	18	-

Increase (Decrease) in cash	$(61,328)	$62,544

Shareholders’ Equity (Deficiency)

	2003	2002

Shareholders’ equity – Canadian GAAP	$772,751	$532,568
Unpatented claims and option interests	(812,571)	(955,682)

Shareholders’ deficiency – US GAAP	$(39,820)	$(423,114)

	2003	2002

Net income (loss) for the year in accordance with US GAAP	$362,978	$(138,786)

Net change in comprehensive income item:
Foreign exchange translation gain (loss)	20,298	(19,042)

Comprehensive income (loss) in accordance with US GAAP	$383,276	$(157,828)

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

BLUE MOUNTAIN POWER COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

8.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Under Canadian GAAP, unrealised gains (losses) on foreign exchange translation are included in the statement of operations.  Under US GAAP, these gains (losses) are a component of comprehensive income.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.; SEC File No. 0-49917

Registrant

Dated: January 14, 2004  By /s/ Brian D. Fairbank_________________

                          Brian D. Fairbank, President/CEO/Director

Dated: January 14, 2004  By /s/ Jack W. Milligan__________________

                          Jack W. Milligan, CFO/Secretary/Director