Form 20-F
period 2004-06-30
NEVADA GEOTHERMAL POWER INC
filed 2005-01-14
CIK 1177440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             22,189,084

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 46

#

NEVADA GEOTHERMAL POWER INC.

ANNUAL REPORT FISCAL 2004 ENDED 6/30/2004

INTRODUCTION

Nevada Geothermal Power Inc. was incorporated on 4/13/1995 in the Province of British Columbia.  The Company’s initial public offering was effective in January 1996.  In this Annual Report, the “Company”, “we”, “our”, and “us”, refer to Nevada Geothermal Power Inc. and its subsidiaries collectively (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 409 Granville Street #900, Vancouver, British Columbia, Canada  V6C 1T2; our telephone number is 604-688-1553.

BUSINESS OF NEVADA GEOTHERMAL POWER INC.

Nevada Geothermal Power Inc. (the Company") is engaged in the acquisition and exploration of mineral resource and geothermal properties.   Since June 2001, the Company’s primary activity has been the exploration of the Blue Mountain Geothermal Project in Nevada, USA.  The Company’s interest in the project started as an option to earn a 60% interest; but, in July 2003, the Company completed the acquisition of 100% of Blue Mountain Power Company Inc., the corporation that owned and controlled the project.  In February 2004, the Company acquired its first geothermal lease for the Pumpernickel Valley Geothermal Project in north-central Nevada.  In October 2004, the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. Forward-looking statements may be identified by the use of words like “plans”, “expects”, “aims”, “believes”, “projects”, “anticipates”, “intends”, “estimates”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in China, which factors are set forth in more detail in the sections entitled "Risk Factors" in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004/2003/2002 ended June 30th was derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report, which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2001/2000 ended June 30th was derived from the financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants; these financial statements are not included herein.

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

#

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

	Year Ended 6/30/04	Year Ended 6/30/03	Year Ended 6/30/02	Year Ended 6/30/01	Year Ended 6/30/00

CANADIAN GAAP
Sales Revenue	$0	$0	$0	$0	$0
Loss From Operations	($801)	($491)	($277)	($189)	($743)
Loss for the Period	($793)	($491)	($277)	($189)	($743)
Basic Loss per Share	($0.05)	($0.05)	($0.04)	($0.03)	($0.23)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	17605	9723	7588	5515	3264
Period-end Shares O/S	22189	10273	8864	6857	3438

Working Capital	$946	($120)	$92	($38)	($237)
Resource Property Costs	$2642	$477	$256	$131	$90
Long-Term Debt, etc.	$0	$0	$0	$0	$0
Capital Stock	$7475	$3612	$3215	$2788	$2361
Shareholders’ Equity	$3599	$388	$380	$122	($117)
Total Assets	$4004	$542	$418	$202	$127

US GAAP
Net Loss	($2253)	($712)
Loss Per Share	($0.13)	($0.07)
Wtg. Avg. Shares	17605	9723
Resource Property Costs	$0	$0
Shareholders’ Equity	$956	($89)
Total Assets	$1362	$64

------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 6/30/2004 under US GAAP was ($6,868,861).

(2)  a) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

    (b) By a share for share exchange, on 7/31/2003, the Company acquired 10%

        of the issued capital of Blue Mountain Power Company Inc., a company with two common directors.  The value of the shares issued to the shareholders of Blue Mountain Power Company Inc. has been decreased by

        $704,226 from $1,705,000, as determined under Canadian GAAP, as a result of recording the value of the resource property acquired on a disbursed cost basis rather than fair value of the shares issued, due to a common director owning in excess of 10% of the Company and of

        Blue Mountain Power Company Inc.  Accordingly, for USGAAP, share capital has been reduced by $704,226 and deficit has been reduced by

        $704,226.

______________________________________________________________________________

______________________________________________________________________________

#

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30th, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Average		High	Low	Close

December 2004		1.24	1.19	1.20
November 2004		1.23	1.18	1.19
October 2004		1.27	1.22	1.22
September 2004		1.31	1.26	1.26
August 2004		1.33	1.30	1.31
July 2004		1.34	1.31	1.33

Fiscal Year Ended 6/30/2004	1.34	1.41	1.33	1.34
Fiscal Year Ended 6/30/2003	1.50	1.60	1.33	1.36
Fiscal Year Ended 6/30/2002	1.57	1.61	1.51	1.52
Fiscal Year Ended 6/30/2001	1.62	1.58	1.46	1.52
Fiscal Year Ended 6/30/2000	1.47	1.51	1.44	1.48

_    _________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

#

3.D.  Risk Factors

Unsuccessful Exploration Efforts By Company Personnel Could Result In a Significant Negative Effect on the Company

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of geothermal evergy in commercial quantities.  Most exploration projects do not result in the discovery of commercially exploitable geothermal deposits.

The Company Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company does not know if it will ever generate material revenue from geothermal energy operations or if it will ever achieve self-sustaining commercial operations.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

The Company has No Proven Reserves on the Properties in Which It Has an Interest

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known geothermal reserve.  Properties on which geothermal reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

There is No Guarantee of Clear Title to Any of the Company’s Properties

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests.

Energy Prices May Not Support Corporate Profit

The geothermal energy industry is intensely competitive and even if commercial quantities of geothermal energy resources are developed, a profitable market may not exist for the sale of same.  If a profitable market does not exist the Company could have to cease operations.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and State governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  The permits that the Company may require for construction of geothermal energy facilities and conduct of geothermal operations must be obtainable on reasonable terms to the Company.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

#

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the geothermal energy activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Operating Hazards and Risks Associated with the Geothermal Energy Industry Could Result in a Significantly Negative Effect on the Company

Geothermal Energy operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of geothermal energy, any of which could result in work stoppages, damage to or destruction of wells and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but un-issued common shares, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common shares.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Company’s Common Stock

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$x.30 (low) to CDN$0.83 (high) during the period from 1/1/2004 to 12/31/2004.  The closing price of our shares on 12/31/2004 was CDN$0.64.

#

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

As a ”foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

#

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

The Company has 100,000,000 common shares without par value authorized.  At 6/30/2004 and 6/30/2003, respectively, there were 22,189,084 and 10,273,224 common shares issued and outstanding.  Also authorized were 25,000,000 first preferred shares, with no par value; and, 25,000,000 second preferred shares, with no par value, authorized; none of which were outstanding.

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

  b.  Wholly-owned Subdidiary

      Noramex Corp., Nevada, USA

#

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

The Company entered into a 6/19/2001 option agreement, as amended 8/7/2002 and 11/12/2002, with Blue Mountain Power Company Inc. to earn a 60% joint venture interest in the Blue Mountain Geothermal Project.  By an acquisition agreement dated 12/13/2002, the Company acquired 100% of Blue Mountain Power Company Inc. by the issue of 5,500,000 common shares of the Company.  The acquisition was completed 7/30/2003.  The preponderance of the Company’s efforts have been directed to this property.

In February 2004, the Company acquired its first geothermal lease for the Pumpernickel Valley Geothermal Project in north-central Nevada.  In October 2004, the Company granted Inovision Solutions Inc. the option to earn a 50% interest by funding $5,000,000 in exploration/development expenditures and other payments. In addition, in October 2004, the Company was awarded a US Department of Energy (“DOE”) cost-sharing contract whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project.

In October 2004, the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada.

#

Geothermal Energy

Geothermal heat can be harnessed for clean electrical power generation wherever there is high heat flow in deep fractured rock formations and a shallower, non-fractured or sealed caprock.

Ground water in the deep fractures becomes heated and rises to form a geothermal reservoir under the caprock.  Production wells are typically drilled 1km to 2km deep to bring the hot watter (at least 150°C) up to surface where it flashes to steam..  The steam is then used to drive turbines for generating electricity and the residual water is pumped back down injection wells to recharge the reservoir.

#

Blue Mountain Geothermal Project

The Blue Mountain Geothermal Project is located in north-central Nevada.

The encouraging results from on-going development at the Blue Mountain Geothermal Project will provide valuable input for a feasibility study to be completed in 2005.  A second deep well (DB-2) into the resource, in a joint venture with the U.S. Department of Energy, yielded excellent results with 160°C thermal water intersected at shallow depths.  The data confirms a geothermal resource extending over 1000 meters between DB-1 and DB-2.  Measured temperatures of 145°C - 165°C are higher than necessary for commercial power generation using binary production technology.  Flow and injection tests conducted in late November 2004 are still being assessed but indicate good permeability through the high temperature zone.  Eight temperature gradient holes drilled in 2004 nearly doubled the known aerial extent of the shallow temperature anomaly (reflecting the deeper resource) outward to cover ten square kilometers.  The size of the zone is still open to further expansion.  Geothermal water chemistry of samples collected from DB-2 and from five of the gradient wells is highly encouraging for the future development potential of Blue Mountain.

DB-2 well tests in November 2004, five months after the last drilling operations, included new temperature and pressure logs, a flow test and a water injection test.  New “equilibrated” temperatures are between 150°C -160°C in the well interval between 200-585 meters depth.  The 385-meter thick zone, immediately below cemented surface casing, has heated up to an average of 157°C due either to cross flow in the hole or thermal recovery of the entire zone.

Injection tests were successfully performed at DB-2 in November 2004.  A total of 17,000 gallons of water was injected from storage tanks into the well at a constant rate of 150 gpm.  Pressure build-up and fall-off data was recorded with a high accuracy tool on bottom.  Temperature, pressure and spinner logs were run before, during and after the water injection.  During injection, a large amount of the fluid exited the hole at a depth of 202-288 meters and a lesser amount between 546-587 meters.  The 202-288 meter zone, which measured 155°C before the test, cooled to the temperature of the injected fluid (15 °C) during the test, and then recovered rapidly after the test suggesting a highly permeable zone.  The 546-587 meters zone corresponds to a permeable, high-temperature zone indicated in previous surveys.

The injection results, in conjunction with the temperature results, are interpreted to indicate a shallow, 150°C -165 °C geothermal zone at 200-585 meters depth fed from by deeper and probably higher temperature resource.  According the interpretation by Susan Petty, highly permeable zones were initially cooled by the invasion of circulation fluid during drilling operations and subsequently, temperatures have recovered to reflect the temperature of the geothermal fluids migrating within the zones.  The temperature profile of DB-2 indicates that the shallow 150°C -165 °C zone is an outflow plume moving laterally or upward along faults and permeable fractures.  Further evaluation will be conducted on the potential shallow geothermal production zone.

Testing of DB-2 was under the direction of Susan Petty, an experienced independent geothermal reservoir engineer with over 25 years of geothermal well testing experience.  Ms. Petty obtained a Geology Degree from Princeton University and a Master of Science Degree in Groundwater Hydrology from the University of Hawaii.  She has worked in the geothermal industry in the western United States since 1979 with EG&G, Idaho, Well Production Testing, Caithness Resources LLC, Coso Operating Company LLC, and Black Mountain Technology.  Ms. Petty is a Principal of Black Mountain Technology, based in Seattle, Washington.

#

A comprehensive report, summarizing engineering calculations and extrapolating potential production well outputs from the slim well injection test results is expected from Black Mountain Technology in January 2005.

Geothermal fluid samples from DB-1 and DB-2 tests, and from new temperature gradient wells TG-2, TG-3, TG-4, TG-9 and TG-14a have provided high-quality geochemical data about the geothermal system.  The temperature gradient wells were drilled with air to avoid sample contamination by drill fluid.  DB-1 and DB-2 well fluid samples were obtained following prolonged discharge and thus are representative of the thermal waters intersected.

Water analysis results and an interpretive report have been received from Thermochem Laboratory & Consulting Services of Santa Rosa, California.  Thermochem has specialized in geothermal geochemistry for over 20 years and is the leading geothermal laboratory in North America.

According to Thermochem, all waters but TG-2 are alkali-chloride type waters typical of high temperature geothermal waters.  Waters from DB-2, DB-1, TG-9 and TG-14a show very similar chemistry and appear to represent a single parent water altered to a small degree by dilution with fresh ground water.  Na-K and Na-K-Ca geothermometers commonly used to predict source water temperature are in close agreement and suggest a deep reservoir with temperatures of 200°C -240 °C.  Other geothermometers, which are based on ionic concentrations that re-equilibrate faster with near surface conditions (and therefore don't retain the chemical characteristics of the deeper conditions) yield lower temperatures (e.g. 180 °C for DB-2 waters).

The new geochemistry results infer a shallow, moderate-temperature, geothermal resource with temperatures of 140°C -180 °C and a deeper undiscovered reservoir with temperatures of 200°C - 240°C.

Eight widely-spaced holes to depths up to 1020 feet were drilled in September 2004 using air rotary drilling techniques.

Anomalous temperature gradients in the range of 100-150 °C/km or two to three times the regional gradient, extend over 10 square kilometers , with the anomaly open to further expansion to the east, west and south (refer to attached Figure). The high thermal gradients may be caused by hot geothermal fluid below the depths of the wells or by hot rock formations underlying the project area.

BM-78, BM-80, BM-81, BM-84, BM-85, BM-86, BM-91 , BM-93, BM-58 ,BM-90, TG-9 DB-1 and DB-2 have very high temperature gradients (300-500 °C/km) within the broader thermal anomaly, reflecting an extensive shallow zone of 75-80 °C water as well the zone superheated 140-180 °C geothermal water in the vicinity of DB-1 and DB-2.

Based on the temperature gradients gradient data outside the influence of the shallow geothermal water, the inferred 200-240°C reservoir may be approximately 1500-2000 meters below surface.

An independent evaluation report by GeothermEx Inc. is in preparation and expected shortly. The Company expects that this report will support its near-term goal to determine the feasibility of building an initial 30MW power plant. Ultimately, the Company's mandate is to develop significantly more power at Blue Mountain.

#

Pumpernickel Geothermal Project

The Company has completed an initial evaluation of its recently acquired Pumpernickel Geothermal Project.  The Company has a 100% interest in private geothermal leases and federal lease applications forming a contiguous package of eight sections (5070 acres/7.92 square miles) in Pumpernickel Valley, Nevada, which have potential for the discovery of a high temperature reservoir suitable for electric power generation.

A near-boiling hot spring occurs on the newly acquired leases.  The chemistry of several hot springs, which occur along a one-mile interval of a prominent fault, predicts deeper geothermal source-water temperature of abut 170°C (340°F).  Geothermal fluids at 150°C - 180°C (300°F - 355°F) are currently used to produce electricity on a commercial basis at other locations in

Nevada.

Previous work on the property dates back to 1974; Magma Power drilled a 920-meter (3071-foot) offsetting the hot springs about 150 metres/492 feet.  The temperature on bottom was reported to be 135°C/275°F with the last 90 meters (300 feet) having a gradient of 160°C per kilometer.  The University of Nevada System (UNS) under contract to the U.S. Department of Energy (No. DE-AC08-81NV10220) completed an aerial assessment at Pumpernickel Valley in 1981 – 1982.  UNS field work included geologic reconnaissance, satellite imagery, hot spring geochemistry, air photo analysis, 2-metre depth temperature probe survey, gravity survey, soil mercury survey, 35-metre (115-foot) temperature gradient drilling, and additional shallow (65-148 meter (213-485 foot) temperature gradient drilling.  Results of the UNS work provides knowledge of the structural framework; the major North-Northeast trending Pumpernickel fault intersections seen in the UNS surveys and high temperatures predicted at shallow depth by geothermometry and temperature gradients provides impetus for a phased exploration drilling program to further assess the depth and quality of the geothermal resource.

In Phase I, “E-SCAN”, resistivity survey methods will be utilized to map the deep geothermal source waters.  A series of six 250-meter (820 foot) gradient wells will be drilled to test the interpretation of the E-SCAN survey.  In Phase II, a deep core hole will be drilled to a nominal depth of 1200 meters (3900 feet) to confirm the resource and perform flow and injection tests.

#

Black Warrior Project

In October 2004, the Company acquired seven square miles of private land and applied for a one-section federal geothermal lease for a total land area of eight square miles south and east of Black Warrior Peak, Washoe County, Nevada.  The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales; however, NGP can purchase the royalty for US$1,000,000.  Leases include surface and water rights.

The Black Warrior Project is located within a prolific power producing region of Nevada which encompasses the geothermal power plants having an aggregate production capacity of over 100 MWs.  Four separate power transmission lines cross the region with the convenient interconnections for power from Black Warrior at Marble Bluff substation five miles west on a 60 kV line or Brady Hot Springs substation 12 miles southeast along a 120 kV line.

At the Black Warrior Project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in ten wide spaced drill holes by Phillips Petroleum in the early 1980.s.  The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 meters (262°F at 1810 feet) with temperatures still increasing at the bottom of the hole.  Thus commercial resource temperatures may occur within 1000 meters (3000 feet) of surface.  The Company has initiated field investigations at the Black Warrior Project.  The geology and regional fault structures appear to permit deep circulating ground water to be heated by anomalously high rock formation temperatures. Further information will be released as results are available.

The acquisition of Black Warrior fits well into the companies strategy of acquiring additional geothermal projects prior to an introduction of a Production Tax Credit for geothermal and other green power technologies such has been already available to the US wind power industry.

Portal/Gobi Claims

The Company has expended minimal funds on these claims in recent years, with AngloGold (USA) Exploration Inc. continuing to expend more significant funds on exploration in its effort to earn its 60% option interest.  Through Fiscal 2004, AngloGold has expended $750,000 on the Gobi Property portion of these claims.

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

#

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

Plan Of Operations

Source of Funds for Fiscal 2005

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Blue Mountain Geothermal Project begins production, not expected in the next year.  As of 6/30/2004, the Company had working capital of $945,921.  Since then: Company issued 1,500,000 units of common shares and warrants in a private placement, raising $750,000; issued 445,416 common shares on the exercise of share, raising $178,166; issued 614,845 common shares on the exercise of warrants, raising $264,271; and and issued 100,000 common shares on the exercise of stock options, raising $29,000.  The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 12/31/2004 were preliminary.

Use of Funds for Fiscal 2005

During Fiscal 2005, the Company estimates that it might expend $400,000 on general/administrative expenses.  During Fiscal 2005, the Company estimates that it might expend $2 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years.

At 6/30/2004 and 6/30/2003, respectively,

 $2,642,000 and $477,000 of the assets were located in the United States, and;

 the remainder were located in Canada.

#

4.D.  Property, Plant and Equipment

Executive Offices

The Company’s executive offices are located in shared, rented premises of approximately 2,100 sq. ft. at 409 Granville Street, Suite 900, Vancouver, British Columbia, Canada.  V6C 1T2.  The Company began occupying these facilities in 4/1/2002.  Monthly rent is $1,850.

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

#

PumperNickel Geothermal Project

Geothermal Energy Exploration, Nevada, USA

In February 2004, the Company signed a Geothermal Lease Agreement with Newmont USA Limited, d.b.a. Newmont Mining Corporation (NYSE: NEM) (hereafter “Newmont”), covering five square miles of geothermal lands located in north-central Nevada approximately ten miles from Newmont’s Lone Tree Mine.  The Company has filed lease applications on an additional three sections federal land for total leasehold of eight square miles (5120 acres).  The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law.  The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production.  The Company will pay royalties from any geothermal production of: a) 3½% of gross proceeds from electrical power sales (less taxes and transmission costs); b) 5% of the gross proceeds of a sale of any substances in an arm’s length transaction; c) 2% of the gross proceeds from the sale of or manufacture there-from of bi-products; d) 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility).

Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

A near-boiling hot spring system occurs on the newly acquired leases.  The chemistry of several hot springs, which occur along a one-mile interval of a prominent fault, predicts deeper geothermal source-water temperatures of about 170°C or 340°F. Geothermal fluids at 170°C are currently used to produce electricity on a commercial basis at other locations in Nevada such as Steamboat, Brady’s Hot Springs, Beowawe, and Desert Peak.

Nevada’s geothermal output is expected to increase significantly in the next decade to meet burgeoning demand for cheaper power and to comply with renewable portfolio legislation requiring the percentage of renewable electricity produced in the State to increase from a current 5% to 15% in ten years.

In October 2004, Inovision Solutions Inc. (“ISI”), a Toronto Venture Exchange-listed company, signed an agreement whereby they will fund up to $5,000,000 in exploration and development expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest.  In order to earn its interest, ISI must complete $5,000,000 in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Comany over a five-year period.  In the first year, ISI must fund a $400,000 work program, issue 100,000 shares and make a $10,000 cash payment to maintain its option.  The Company will be project manager.

In addition, the Company has been awarded a US Department of Energy (DOE) cost sharing contract signed on 10/13/2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project.  The Noramex/DOE joint program will include an advanced technology, three-dimensional “E-SCAN” resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 meters to test the E-SCAN interpretation.  The DOE cost share is US$692,272 of the total budget of US$740,340.  ISI will cover the Company’s cost share obligation of US$148,068 out of the first year work commitment.  The Company will manage the DOE sponsored work.  Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals $1,335,000 or US$1,037,000.

#

The Pumpernickel Project has the potential for the discovery of a high temperature reservoir suitable for electric power generation.  Hot springs issue from a 1.6 kilometer interval of the Pumpernickel Fault System.  The chemistry of the hot springs indicates probable source water temperatures of 160-200°C.  A production test well by Magma Power drilled in 1974 measured 135°C at the maximum depth reached of 920 meters.  Temperatures near the bottom of the Magma well are increasing at a rate of 16°C/100 meters of depth; therefore the 160-200°C resource temperatures predicted by spring chemistry could occur within 1100-1320 meters of surface near this location.

Black Warrior Geothermal Project

Geothermal Energy Exploration, Nevada, USA

In October 2004, the Company acquired seven square miles of private land and applied for a one-section federal geothermal lease for a total land area of eight square miles south and east of Black Warrior Peak, Washoe County, Nevada.  The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales; however, NGP can purchase the royalty for US$1,000,000.  Leases include surface and water rights.

#

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2003, 6/30/2002, and 6/30/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

Subsequent to the end of Fiscal 204, during September 2004, the Company completed a private placement of 1,500,000 units of common stock and warrants, raising $750,000.  Each warrant entitles the holder to purchase another common share at $0.80 until 9/23/2006.

During the year ended 6/30/2004, the Company raised $91,420 from the issuance of common shares through the exercise of 439,000 stock options and $90,475 from the exercise of 228,000 warrants.

During April 2004, the Company completed a private placement of 4,520,002 units of common stock and warrants, raising $1,582,000.  Each warrant entitles the holder to purchase another common share at $0.40 until 4/14/2006.

During July 2003, the Company completed a private placement of 1,000,000 units of common shares and warrants, raising $300,000.  Two warrants entitle the holder to purchase another common share at $0.35 for six months and at $0.40 for a second six months.

During July 2003, the Company completed a private placement of 228,858 units of common shares and warrants, raising $80,100.  Each unit consisted of one common share and one-half of a share purchase warrant; two warrants plus $0.35 allow the holder to purchase an additional common share until 1/15/2004 and $0.40 until 7/15/2004.

These above referenced funds were used to finance the acquisition and exploration costs associated with the Company’s mineral properties and for general working capital.

During Fiscal 2004, the Company issued 5,500,000 common shares in its acquisition of Blue Mountain Power Company

The Company continued to explore the Blue Mountain Geothermal Project; and in February 2004, the Company acquired its first geothermal lease for the Pumpernickel Valley Geothermal Project in north-central Nevada, and in October 2004, the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada.

In August 2004, the Company received 450,000 common shares of Running Fox Resource Corp. from the sale of Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company used to hold the claims for the Gobi-Portal and Mojave properties.  The shares of Running Fox Resource Corp. will be restricted from sale as follows:

a.  100,000 shares with a six-month transfer restriction expiring 3/1/2005;

b.  100,000 shares with a 12-month transfer restriction expiring 9/1/2005;

c.  100,000 shares with a 18-month transfer restriction expiring 3/1/2006; and

d.  150,000 shares with a 24-month transfer restriction expiring 9/1/2006.

#

Research and Development and Trend Information

The Company anticipates tightening of the property market as a result of increasing oil and gas costs and an anticipated federal Production Tax Credit for geothermal.

Nevada continues to be the focus of the company’s attention for geothermal power development.  Nevada’s Renewable Portfolio Standard (RPS) came into effect in 2003 requiring utilities and other independent power producers to increase their relative output of renewable power from 5% to 15% of total output.  Geothermal power aggregates about 200 MW of capacity and accounts for 5% of Nevada’s power output; the new legislation is expected to add at least 300 MW of new geothermal plant capacity by 2013.  New plants are presently being constructed and more are needed.

Nevada regulators are again showing their strong support for renewables by removing a financing roadblock for independent renewable power developers contracting power to the states two large regulated utilities, Sierra Pacific Power Co. and Nevada Power Co.  A “Temporary Renewable Energy Development Trust” will pay renewable energy producers for the power they generate, rather than Nevada Power and Sierra Power to make it easier for the developers to secure construction capital and provide protection if the utilities file for bankruptcy protection (the utilities entered into high-priced, long-term power contracts during the 2001 power crises).  The rules require the utilities to maintain a reserve as a backup source of contract payments.  The Development Trust is seen as a necessary step to help the utilities meet the RPS goals.

Sierra Pacific Power Co. doubled power rates to their large industrial customers in northern Nevada to cover the high-cost supply contracts.  Northern Nevada contains some of the world’s largest gold ore bodies but for the mining companies, the ramped up energy costs markedly decreases ore reserves, mine life and profits.  As a result, mining companies such as Barrick, Newmont and Placer Dome are aggressively assessing other sources for their base load power supplies. The Company is well positioned to supply these mines with secure power.

A Production Tax Credit (PTC) for geothermal and other green power technologies, such as has already been available to the wind power industry, was passed by the U.S. Congress and signed into law by the President in late October 2004.  The PTC provides for a 1.8 cent per kilowatt-hour tax credit which contributes strongly to the bottom line for new geothermal plants on line before 1/1/2006.  The new tax treatment is highly favorable for the economic valuation of new plants and is expected to stimulate investment in new geothermal power facilities, create new jobs, encourage new geothermal technology and create substantial economic, environmental and national security benefits.

The tax program for renewables is expected to be extended on a year by year basis as was done in the past for the wind industry.  In response to the program, the Company will endeavourer to accelerate its feasibility study, permitting and licensing program for Blue Mountain in 2005.

#

Results of Operations

Fiscal 2004 Ended 6/30/2004 vs. Fiscal 2003

In July 2003, the Company completed its acquisition of Blue Mountain Power Company (which gave the Company 100% control over the project).  In February 2004, the Company acquired its first geothermal lease for the Pumpernickel Valley Geothermal Project in north-central Nevada; and, in October 2004 (subsequent to fiscal yearend), the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada.  In August 2004, the Company received 450,000 common shares of Running Fox Resource Corp. from the sale of Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company used to hold the claims for the Gobi-Portal and Mojave properties.

Corporate expenses, without property write-offs, rose 50% to $736,605 from $490,602, because of USA regulatory efforts, financing activities, property acquisitions , and increased exploration efforts.  The largest category “stock-based compensation” at $302,844 versus $57,695, as a result of changed accounting rules.  Investor Relations of $114,717 versus $125,855, with the Company continuing to be active in promoting its story to both Canadian and USA investors.  Consulting costs were $80,676 versus $72,710.

The Company incurred significant non-operating costs this year: $65,239 in write-off of mineral properties.  On the plus side, the Company had a $6,000 gain on sale of investments and $2,998 in interest income.

The Company incurred a ($792,846) Loss for the year versus ($490,602).  Net Loss per share was ($0.05) versus ($0.05), with the weighted average number of shares increasing to 17.6 million from 9.7 million.

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

The Company incurred a ($490,602) Loss for the year versus ($277,062).  Net Loss per share was ($0.05) versus ($0.04), with the weighted average number of shares increasing to 9.7 million from 7.6 million.

#

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

Liquidity and Capital Resources

Fiscal 2004 Ended 6/30/2004 and Fiscal 2003

The Company had working capital of  $945,921  on 6/30/2004.

The Company had working capital of ($120,279) on 6/30/2003.

The Company had working capital of  $ 92,378  on 6/30/2002.

Cash Used by Fiscal 2004 Operating Activities totaled ($579,087) including the ($792,846) Net Loss; significant adjustments included $302,844 in non-cash stock-based compensation, $151,130 in net changes in non-cash working capital items, and $65,239 in write-off of mineral property.  Cash Used in Fiscal 2004 Investing Activities was ($445,000), predominately for the Blue Mountain Geothermal Project and the acquisition of the PumperNickel Valley Geothermal Project.  Cash Provided by Fiscal 2004 Financing Activities was $1,995,761, from the issuance of equity as detailed above.

Cash Used by Fiscal 2003 Operating Activities totaled ($319,264) including the ($490,602) Net Loss; significant adjustments included $57,695 in non-cash stock-based compensation and $112,014 in net changes in non-cash working capital items.  Cash Used in Fiscal 2003 Investing Activities was ($141,451), predominately for the Blue Mountain Geothermal Project.  Cash Provided by Fiscal 2003 Financing Activities was $440,667, from the issuance of equity as detailed above.

As the Company had not begun revenue on any of its properties, the Company does not have any cash flow from operations.  The Company receives cash for use in operations from issuing common shares and optioning/sale of selected assets

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

#

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

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated; and the expensing of “stock-based compensation”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

December 31, 2004

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

R. Gordon Bloomquist	Director	61	January 2001
Markus Christen	Director	50	January 2003
Brian D. Fairbank (1) (3)	President/CEO/Director	54	April 1995
Domenic J. Falcone (1) (2)	Director	61	January 2004
John W. Milligan (4)	CFO/Secretary/Director	80	April 1995
James E. Yates (1) (2)	Director	62	December 1996

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Member of Compensation Committee.

(3)  He spends about three-fourths of his time on the affairs of the Company.

(4)  He spends about half of his time on the affairs of the Company.

______________________________________________________________________________

#

R. Gordon Bloomquist, PhD, is a Director of the geothermal and District Energy Program, Washington State Energy Office.  Also, he is involved with Federal committee work for the formulation of USA national geothermal energy policy.

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

Domenic J. Falcone has an extensive background in geothermal project finance, acquisitions and business development and a broad knowledge of the independent power and energy industries.  From 1971- 1987, Mr. Falcone was a founder and Senior Vice President Finance of Geothermal Resources International Inc., a pioneering geothermal company which successfully developed several geothermal power plants in California.  As President and Principal of Domenic J. Falcone Associates Inc. from 1987 to 1991 and the Creston Financial Group Inc. from 1991 to 1997, he participated in financings for resource and power development projects in excess of $200 million.  From 1997 to 1998, he was Chief Financial Officer and Vice President of PG&E Energy Services Corp., of San Francisco during its start up phase; from February 2001 to June 2001, he was COO and CFO of NuVant Systems, a California developer of fuel cell technology; and from October 2002 to December 2003, he was National Industry Director – Energy, CBIZ Valuation Group, an international management firm specializing in valuations, mergers and acquisitions.   Since December 2003, Mr. Falcone has been an independent financial consultant.

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

#

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

#

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2004 ended 6/30/2004 was $30,000, indirectly paid to Brian D. Fairbank, President/CEO/Director.  In addition, during Fiscal 2004, 450,000 stock options were granted to Mr. Fairbanks; and 215,000 stock options were granted to John Mulligan, CFO/Secretary/Director.  Further, during Fiscal 2004, 239,000 stock options were exercised by Mr. Fairbanks, with aggregate realized value of $17,940; and 10,000 stock options were exercised by John Milligan, CFO/Secretary/Director, with aggregate realized value of $2,200.  Below-market stock option grants (refer to Table No. 4) resulted in “non-cash compensation” of $19,400 to Brian Fairbank, $1,700 to John Milligan, and $11,400 to other Directors.

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

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  During Fiscal 2004, 1,544,000 stock options were granted, 439,000 stock options were exercised, and 175,000 were cancelled.  Refer to ITEM #6.E., “Share Ownership”, Table No. 4 “Stock Option Grants in Fiscal 2004 Ended 6/30/2004” and Table No. 6 for information about stock options outstanding.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 4

Stock Option Grants in Fiscal 2004 Ended 6/30/2004

______________________________________________________________________________

	Percentage		Market Value of Securities
	Number	of	Exer	Underlying Options
Name	of Options Granted	Total Options Granted	Price Per Share	Grant Date	Exp’r Date	on Date of Grant Per Share

Markus Christen	100,000	7%	$0.28	8/13/2003	8/13/2008	$0.30
Brian D. Fairbank	122,000	8%	$0.28	8/13/2003	8/13/2008	$0.30
Brian D. Fairbank	162,000	10%	$0.28	1/20/2004	1/20/2009	$0.36
Brian D. Fairbank	80,000	5%	$0.35	2/27/2004	2/27/2009	$0.40
John W. Milligan	85,000	6%	$0.28	8/13/2003	8/13/2008	$0.30
James E. Yates	20,000	1%	$0.28	8/13/2003	8/13/2008	$0.30
Domenic Falcone	100,000	7%	$0.28	8/13/2003	8/13/2008	$0.30
Domenic Falcone	100,000	7%	$0.35	2/27/2004	2/27/2009	$0.40
R. Gordon Bloomquist	100,000	7%	$0.28	8/13/2003	8/13/2008	$0.30
Management Total	869,000	56%
Employees/Others	225,000	15%	$0.28	8/13/2003	8/13/2008	$0.30
Employees/Others	170,000	11%	$0.35	2/27/2004	2/27/2009	$0.40
Employees/Others	280,000	18%	$0.50	6/17/2004	6/17/2009	$0.50
Total	1,544,000	100%

------------------------------------------------------------------------------

(1)  All options granted were vested upon granting.

______________________________________________________________________________

#

Table No. 5 gives certain information concerning stock option exercises during Fiscal 2004 Ended 6/30/2004 by our Executive Officers and Directors (none).  It also gives information concerning stock option values.

Table No. 5

Aggregated Stock Options Exercises in Fiscal 2004 Ended 6/30/2004

Fiscal Yearend Unexercised Stock Options / Stock Option Values

Executive Officers/Directors/Employees/Consultants

________________________________________________________________________________

________________________________________________________________________________

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable

Brian Fairbank	239,000	$17,940	383,000/nil	$111,850/$0
James Yates	90,000	$30,000	142,000/nil	$44,250/$0
Jack W. Milligan	10,000	$2,200	175,000/nil	$58,050/$0
R. Gordon Bloomquist			100,000/nil	$27,000/$0
Domenic Falcone			200,000/nil	$47,000/$0
Markus Christen	_______	_______	200,000/nil	$54,000/$0
	339,000	$50,140	1,200,000/nil	$342,150/$0
Employees/Consultants	100,000	$25,500	377,500/257,500	$77,025/$40,925
Total	439,000	$75,640	1,577,500/257,500	$419,175/$40,925

________________________________________________________________________________

________________________________________________________________________________

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

#

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

The Compensation Committee is comprised of James Yates and Domenic Falcone.  None of the members of the compensation committee serve as executive officers of the Company.  The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management.  The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.  To date, the Company has not paid any direct base salaries nor is there currently any intention by the compensation committee to do so.  The Company pay (or accrues) a management fee of $2,500 per month to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank.

6.D.  Employees

As of 12/31/2004, 6/30/2004, and 6/30/2003, the Company had four, four, and four employees, including the two Senior Management.

#

6.E.  Share Ownership

Table No. 6 lists, as of 12/31/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Frank Diegmann, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 6

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Common	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#

Common	Brian D. Fairbank (1)	5,821,203	24.9%
Common	Frank Diegmann	2,758,333	11.3%
Common	Jack W. Milligan (2)	679,000	2.8%
Common	James E. Yates (3)	227,333	0.9%
Common	Markus Christen (4)	200,000	0.8%
Common	R. Gordon Bloomquist (5)	250,000	1.0%
Common	Domenic Falcone (6)	300,000	1.2%
Total Directors/Management/5% Holders		10,245,869	42.9%

------------------------------------------------------------------------------

(1)    450,000 represent currently exercisable stock options,

               held indirectly through Tywell Management Inc.

     2,213,500 shares held indirectly through Tywell Management Inc.

     1,150,703 shares held indirectly through Fairbank Engineering Ltd.

(2)    215,000 represent currently exercisable stock options.

(3)    225,000 represent currently exercisable stock options,

               held indirectly through Sudden Valley Holdings Inc.

         2,333 shares held indirectly through Sudden Valley Holdings Inc.

(4)    200,000 represent currently exercisable stock options.

(5)    150,000 represent currently exercisable stock options.

(6)    200,000 represent currently exercisable stock options.

 # Based on 24,393,928 shares outstanding as of 12/15/2004.

______________________________________________________________________________

______________________________________________________________________________

#

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

5. In the event that the Plan is amended to permit the number of common shares reserved for issue under the Plan to exceed of 10% of the outstanding shares of the Company, then, provided the Company’s common shares are listed on Tier 2 of the TSX Venture Echange all options will vest in equal amounts over consecutive quarterly periods for a period of no less than 18 months from the date of grant.  At such time as the Company’s common shares are listed on Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange, options will vest at the discretion of the board of directors.

#

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 12/31/2004, as well as the number of options granted to Directors and independent contractors.

Table No. 7

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common Shares	CDN$ Exer. Price	Grant Date	Expir’n Date

R. Gordon Bloomquist	100,000	$0.28	8/13/2003	8/13/2008
R. Gordon Bloomquist	50,000	$0.54	10/9/2004	10/9/2009
Brian D. Fairbank	78,000	$0.10	6/22/2001	6/22/2006
	18,000	$0.28	1/15/2003	1/15/2008
	45,000	$0.28	8/13/2003	8/13/2008
	162,000	$0.28	1/20/2004	1/20/2009
	80,000	$0.35	2/27/2004	2/27/2009
	67,000	$0.54	10/4/2004	10/4/2009
Jack W. Milligan	60,000	$0.10	6/22/2001	6/22/2006
	30,000	$0.28	1/15/2003	1/15/2008
	85,000	$0.28	8/13/2003	8/13/2008
	40,000	$0.54	10/4/2004	10/4/2009
James E. Yates	22,000	$0.10	6/22/2001	5/22/2006
	65,000	$0.25	4/19/2002	4/19/2007
	35,000	$0.28	1/15/2003	1/15/2008
	20,000	$0.28	8/13/2003	8/13/2008
	83,000	$0.54	10/4/2004	10/4/2009
Domenic Falcone	100,000	$0.28	8/13/2003	8/13/2008
	100,000	$0.35	2/27/2004	2/27/2009
Markus Christen	100,000	$0.28	1/15/2003	1/15/2008
	100,000	$0.28	8/13/2003	8/13/2008
Total Officers/Directors	1,440,000
Total Other	795,000
Total	2,235,000

                              ______________________________________________________________________________

______________________________________________________________________________

#

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E; and Table No. 5, No. 6, and No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders (5% or greater) direct/indirect holdings of common shares, refer to Table No. 6 for additional information.

______________________________________________________________________________

______________________________________________________________________________

	Shares Owned 6/30/2004	Shares Owned 6/30/2003	Shares Owned 6/30/2002
Brian Fairbank	5,371,203	1,506,333	1,480,333
Frank Diegmann	2,750,333	2,351,333	2,223,833

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 12/31/2004, the Company’s shareholders’ list showed 24,403,931 common shares outstanding and 298 registered shareholders.  47 registered shareholders were resident in Canada holding 18,813,578 common shares; 51 registered shareholders were resident in the United States holding 5,502,020 common shares; and four registered shareholders were resident in four other countries held 88,333 common shares.

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

#

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

Transactions of business with companies controlled by Officers/Directors or companies with common Officers/Directors in common were as follows during Fiscal 2004, Fiscal 2003 and Fiscal 2002:

______________________________________________________________________________

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Fees for administrative/professional services	$ 98,484	$127,577	$82,382
Fees for geological services	$398,644	$30,143	$7,789
Payments for office rent	$nil	$3,246	$5,762
Amounts included in accounts payable	$237,698	$92,446	$15,439
Exploration Advances	$nil	$6,307	$86,902
Acquisition of Capital Assets	$nil	$721	$5,000

______________________________________________________________________________

Administration/professional services:	Fairbank Engineering
Geological services:	Fairbank Engineering
Office Rent:	International Choice Ventures Inc.
Accounts Payable:	International Choice Ventures Inc.
Exploration Advances:	Fairbank Engineering
Acquisition of Capital Assets:	Fairbank Engineering

Fairbank Engineering is a private company owned by Brian Fairbank.  International Choice Ventures Inc. is a public company where James Yates is the President/Director and Brian Fairbank is a Director.

Included in accounts payable for Fiscal 2004 and Fiscal 203, respectively, was $237,698 and $92,446 owed to officers/directors.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 6/30/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

#

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

  Fiscal 2004/2003/2002 Ended June 30th

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "NGP".  The initial public offering was effective on the Alberta Stock Exchange (now the TSX Venture Exchange) in 1/31/1996, under a former name, "Blue Desert Mining Inc.  In late June 2003, the Company’s common shares were listed for trading on the OTC Bulletin Board, under the symbol NGLPF.

Table No. 7 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/2002 and the Alberta Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years.

#

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

#

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

#

Table No. 8

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

Period	- Sales- Canadian Dollars
Ended	Volume	High	Low	Closing

Monthly
12/31/2004	524,400	$0.81	$0.62	$0.64
11/30/2004	1,256,500	$0.83	$0.63	$0.81
10/31/2004	488,500	$0.71	$0.60	$0.61
9/30/2004	604,700	$0.70	$0.56	$0.67
8/31/2004	470,900	$0.61	$0.55	$0.60
7/31/2004	590,800	$0.60	$0.50	$0.58

Quarterly
6/30/2004	1,317,700	$0.65	$0.45	$0.55
3/31/2004	1,814,000	$0.69	$0.30	$0.61
12/31/2003	568,203	$0.35	$0.23	$0.23
9/30/2003	465,874	$0.40	$0.25	$0.31

6/30/2003	166,300	$0.34	$0.21	$0.25
3/31/2003	294,100	$0.45	$0.29	$0.30
12/31/2002	624,200	$0.41	$0.30	$0.39
9/30/2002	780,600	$0.46	$0.27	$0.37

Yearly
6/30/2004	4,165,777	$0.69	$0.23	$0.55
6/30/2003	1,865,200	$0.46	$0.21	$0.25
6/30/2002	3,968,600	$0.44	$0.10	$0.40
6/30/2001	479,500	$0.20	$0.05	$0.15
6/30/2000	30,000	$0.12	$0.05	$0.05

______________________________________________________________________________

Table No. 9 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last six months, the last four fiscal quarters, and the last fiscal year.

Table No. 9

OTC Bulletin Board

Common Shares Trading Activity

______________________________________________________________________________

Period	- Sales- US Dollars
Ended	Volume	High	Low	Closing

Monthly
12/31/2004	419,933	$0.72	$0.51	$0.51
11/30/2004	617,220	$0.72	$0.55	$0.70
10/31/2004	301,847	$0.53	$0.51	$0.51
9/30/2004	144,735	$0.59	$0.41	$0.59
8/31/2004	101,432	$0.49	$0.41	$0.47
7/31/2004	148,083	$0.51	$0.35	$0.48

Quarterly
6/30/2004	598,563	$0.50	$0.33	$0.42
3/31/2004	1,283,426	$0.55	$0.23	$0.50
12/31/2003	164,184	$0.30	$0.18	$0.25
9/30/2003	47,500	$0.35	$0.15	$0.23

Yearly
6/30/2004	2,093,673	$0.55	$0.18	$0.42

__________  __________________________________________________________________

#

Stock Options

Refer to ITEM 6.E. and Table No. 4 and No. 6 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 12/31/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  There were 98 holders of the 5,850,573 share purchase warrants, 57 of whom were resident in Canada. 34 of whom were resident in the United States, and seven international holder.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

4/14/2004	4,520,002	4,350,573	$0.50	n/a	4/14/2005
9/23/2004	1,500,000	1,500,000	$0.80	$0.80	9/23/2006

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

The common shares trade on the OTC Bulletin Board in the USA.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.B.  Memorandum and Articles of Association

10.C.  Material Contracts

   --- No Disclosure Necessary ---

#

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

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

#

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

#

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal period ended 10/31/2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

#

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of one Senior Management/Director and two independent Directors of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a “financial expert”.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

_____________________________________________________________________________

Fiscal Year ended June 30, 2004 and 2003 Principal Accountant Fees and Services	Fiscal Year 2004	Fiscal Year 2003

Audit Fees	$12,990	$ 7,460
Audit Related Fees	3,800	5,035
Tax Fees (1)	3,710	500
All Other Fees	-	-
Total	$20,500	$12,995

_____________________________________________________________________________

#

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

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

Audited Financial Statements

 Auditor's Report, dated 9/10/2004

 Consolidated Balance Sheets at 6/30/2004 and 6/30/2003

 Consolidated Statements of Loss and Deficit

   for the years ended 6/30/2004, 6/30/2003, and 6/30/2002

 Consolidated Statements of Cash Flows

   for the years ended 6/30/2004, 6/30/2003 and 6/30/2002

 Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

#

ITEM 19.  EXHIBITS

1. Articles of Incorporation/Bylaws as currently in effect:

   Incorporated by reference to Form 20-F Registration Statement and Form 6-K’s

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    Incorporated by reference to Form 20-F Registration Statement and Form 6-K’s

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:  Refer to ITEM #4, “Information on the Company”

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

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

    Section 1350 of Chapter 63 of Title 18 of the United States Code:

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     --- No Disclosure Necessary ---

15.  Additional Exhibits:

     Incorporated by reference to Form 20-F Registration Statement and Form 6-K’s

Signature Page

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

#

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc.  as at June 30, 2004 and 2003, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003, and the results of its operations and cash flows for each of the years ended June 30, 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

 September 10, 2004

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements.  Our report to the shareholders, dated September 10, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

Vancouver, Canada

“Morgan & Company”

September 10, 2004

Chartered Accountants

#

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	JUNE 30
	2004	2003

ASSETS

Current
Cash	$984,429	$12,755
Accounts receivable and GST recoverable	337,788	7,495
Prepaid expenses	28,480	6,581
Exploration advances (Note 3)	-	6,307
	1,350,687	33,138

Gobi Project – Unpatented Claims And Option Interests, unproven properties (Note 4(a))	69,960	69,960
Blue Mountain Geothermal Option Interest, unproven properties (Note 4(b))	1,812,385	76,385
Pumpernickel Valley Geothermal option and claims Interests, unproven properties (Note 4(c))	11,322	-
Deferred Exploration Expenditures	748,400	330,980
Investment (Note 5)	-	25,000
Capital Assets (Note 6)	11,018	6,201

	$4,003,772	$541,664

LIABILITIES

Current
Accounts payable and accrued liabilities	$404,766	$153,417

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	7,474,528	3,612,383

Share Subscriptions	-	129,117

Contributed Surplus	351,272	80,695

Deficit	(4,226,794)	(3,433,948)
	3,599,006	388,247

	$4,003,772	$541,664

See accompanying notes to the consolidated financial statements

#

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Expressed in Canadian Dollars)

	YEARS ENDED JUNE 30
	2004	2003	2002

Expenses
Accounting and audit	$11,208	$12,470	$12,622
Administration fees	64,878	56,240	33,300
Amortization	2,806	1,629	1,523
Bank charges and interest	3,697	349	463
Consulting	80,676	72,710	36,360
Financing costs	-	15,000	-
Foreign exchange	105	-	-
Investor relations	114,717	125,855	90,793
Legal	46,152	65,570	21,692
Office and sundry	21,696	18,404	12,043
Rent and telephone	19,563	21,144	11,144
Site evaluation	3,204	3,960	806
Stock-based compensation	302,844	57,695	23,000
Transfer agent and regulatory fees	32,319	30,154	13,200
Travel and business development	32,740	8,522	9,829
Write off of mineral property	65,239	-	-

Loss Before The Following	801,844	490,602	266,775

Interest Income	(2,998)	-	-
Loss (Gain) On Sale Of Investments	(6,000)	-	10,287

Loss For The Year	792,846	490,602	277,062

Deficit, Beginning Of Year	3,433,948	2,943,346	2,666,284

Deficit, End Of Year	$4,226,794	$3,433,948	$2,943,346

Loss Per Share	$0.05	$0.05	$0.04

Weighted Average Number Of Shares Outstanding	17,605,345	9,722,816	7,588,458

See accompanying notes to the consolidated financial statements

#

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED JUNE 30
	2004	2003	2002

Cash Flows From Operating Activities
Loss for the year	$(792,846)	$(490,602)	$(277,062)
Items not involving cash flows:
Loss (Gain) on sale of investments	(6,000)	-	10,287
Amortization	2,806	1,629	1,523
Stock based compensation	302,844	57,695	23,000
Write off of mineral property	65,239	-	-
	(427,957)	(431,278)	(242,252)
Change in non-cash working capital items:
Decrease (Increase) in accounts receivable and GST recoverable	(330,293)	(3,778)	4,932
Decrease in exploration advances	6,307	80,595	(86,902)
(Increase) in prepaid expense	(21,294)	-	(6,581)
(Decrease) Increase in accounts payable	194,150	115,792	(42,351)
	(579,087)	(319,264)	(373,154)

Cash Flows From Investing Activities
Option interests and deferred expenditures	(438,059)	(221,325)	(90,720)
Exploration advances	-	80,595	-
Acquisition of capital assets	(7,186)	(721)	(5,000)
Cash acquired on acquisition	245	-	-
Proceeds on sale of investments	-	-	12,212
	(445,000)	(141,451)	(83,508)

Cash Flows From Financing Activities
Shares issued for cash	1,995,761	311,550	315,750
Special warrants issued for cash	-	-	76,500
Share subscriptions received	-	129,117	86,100
	1,995,761	440,667	478,350

Increase (Decrease) In Cash	971,674	(20,048)	21,688

Cash, Beginning Of Year	12,755	32,803	11,115

Cash, End Of Year	$984,429	$12,755	$32,803

Supplementary Cash Flow Information
Shares issued for option interests (Note 4(b))	$1,705,000	$-	$34,167
Shares transferred (Note 5)	$31,000	$-	$-

See accompanying notes to the consolidated financial statements

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

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

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business.  As at June 30, 2004, the Company has a working capital of $945,921, and has incurred losses totalling $4,226,794

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations.  These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary, Blue Desert Mining (U.S.) Inc. and Noramex Corp., incorporated in the State of Nevada, U.S.A. and Blue Mountain Power Company Inc., incorporated in the Province of British Columbia, Canada.  All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

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

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

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

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Stock Based Compensation

In September 2003, the CICA issued an amendment to Section 3870 – “Stock Based Compensation and Other Stock Based Payments”.  The amended section is effective for fiscal years beginning on or after January 1, 2004.  The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements.  The Company implemented this amended standard in their fiscal year ended June 30, 2004 on a prospective basis in accordance with the early adoption provisions of the standard.  According to the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the statement of operations for options granted on or after July 1, 2003.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan.  Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus.  Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for its stock based compensation using the intrinsic value method.

The following table presents pro-forma information related to loss and loss per share as if the fair value method had been used to account for stock based compensation costs arising from stock options granted to employees during the year ended June 30, 2003 and 2002:

	2003	2002

Loss for the year	$(490,602)	$(277,062)
Compensation expense related to fair value of stock options granted to employees	(78,182)	-

Pro-forma loss for the year	$(568,784)	$(277,062)

Pro-forma basic loss per share	$(0.06)	$(0.04)

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

h)

Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method.  Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations.  In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the years ended June 30, 2004 and 2003 as the effect of potentially issuable common shares is anti-dilutive.

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

j)

Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiaries have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period.  Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

3.

EXPLORATION ADVANCES

The Company advanced $ nil (2003 - $6,307) to Blue Mountain Power Company Inc., a company with two common directors, for exploration expenditures to be incurred in the subsequent year.

4.

UNPATENTED CLAIMS AND OPTION INTERESTS

a)

Gobi Project – Unpatented Claims and Option Interests

The Company has an option to acquire 100% interest in a number of claims located southeast of Fairbanks, Alaska, by the issue of 66,667 shares (66,667 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000.  The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

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

b)

Blue Mountain Geothermal Project Option Interest

By an agreement dated December 13, 2002, the Company acquired 100% of the issued capital of Blue Mountain Power Company Inc. (“Blue Mountain”), a company with two common directors, by the issue of 5,500,000 common shares of the Company.  The acquisition closed on July 30, 2003.

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

3.

UNPATENTED CLAIMS AND OPTION INTERESTS (Continued)

b)

Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)

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

The components of the purchase price and allocation are as follows:

Purchase price
5,500,000 shares issued	$1,705,000
100,000 shares transferred (Note 4)	31,000
Acquisition costs and deferred expenditures incurred by the Company on the Blue Mountain Geothermal Project	383,567

$2,119,567

Allocation of purchase price
Current assets	$840
Resource properties	2,175,489
Capital assets	437
Current liabilities	(57,199)

$2,119,567

a)

Pumpernickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine.  The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

4.

UNPATENTED CLAIMS AND OPTION INTERESTS (Continued)

c)

Pumpernickel Valley Geothermal Project, Nevada (Continued)

The Newmont lease grants the Company the exclusive right to drill for, produce extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law.  The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production.  The Company will pay royalties from any geothermal production of:

•

3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

•

5% of the gross proceeds of a sale of any substances in an arm’s length transaction,

•

2% of the gross proceeds from the sale of or manufacture there-from of bi-products,

•

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility),

•

Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

5.

INVESTMENT

	2004	2003

100,000 shares in Blue Mountain Power Company Inc., a company with two common directors, at cost	$-	$25,000

Due to the acquisition of Blue Mountain Power Company Inc. (Note 4(b)), the Company disposed of its holding.  The shares were transferred to a company controlled by a director of the Company as an incentive to settle debt owed by Blue Mountain to that company.  The shares were transferred at a fair value of $31,000, resulting in a gain of $6,000.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

6.

CAPITAL ASSETS

	2004	2003

Computer equipment	$22,969	$14,732
Office equipment	10,319	6,995
	33,288	21,727
Accumulated depreciation	22,270	15,526

Net book value	$11,018	$6,201

7.

SHARE CAPITAL

a)

Authorized

 100,000,000 common shares - no par value

25,000,000 first preferred shares - no par value

25,000,000 second preferred shares - no par value

a)

Common Shares Issued

	SHARES	AMOUNT

Balance, June 30, 2002	8,863,669	$3,214,733

For cash
Private placement	554,555	209,400
Options exercised	361,000	64,750
Warrants exercised	494,000	123,500

Balance, June 30, 2003	10,273,224	3,612,383

For cash
Private placement , net of financing costs	5,748,860	1,942,983
Options exercised	439,000	91,420
Warrants exercised	228,000	90,475
For Blue Mountain Power Company Inc.	5,500,000	1,705,000
Options exercised – stock option valuation	-	32,267

Balance, June 30, 2004	22,189,084	$7,474,528

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

c)

Stock Options

As at June 30, 2004, the following share purchase options were outstanding:

	NUMBER			NUMBER
	OUTSTANDING		WEIGHTED	EXERCISABLE
	AT	REMAINING	AVERAGE	AT
EXERCISE	JUNE 30	CONTRACTUAL	EXERCISE	JUNE 30
PRICE	2004	LIFE	PRICE	2004

$0.10	170,000	1.98 years	$0.10	170,000
0.25	65,000	2.90 years	0.25	65,000
0.28	970,000	4.06 years	0.28	970,000
0.35	350,000	4.67 years	0.35	222,500
0.50	280,000	4.97 years	0.50	150,000

	1,835,000	4.01 years	$0.30	1,577,500

A summary of the changes in stock options for the years ended June 30, 2003 and 2004 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2002	831,000	$0.16

Granted	435,000	0.28
Exercised	(361,000)	0.18

Balance, June 30, 2003	905,000	0.21

Grant	1,544,000	0.34
Exercised	(439,000)	0.21
Cancelled	(175,000)	0.28

Balance, June 30, 2004	1,835,000	$0.30

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

c)

Stock Options (Continued)

The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 3.08% (2003 – 5%), dividend yield of nil, volatility factor of 114% (2003 – 144%), and a weighted average expected life of the options of 2 years.  The weighted average fair value per share of options granted during 2004 was $0.22 (2003 - $0.28).

d)

Share Purchase Warrants

A summary of changes in share purchase warrants for the years ended June 30, 2003 and 2004 is presented below:

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	WARRANTS	PRICE

Balance, June 30, 2002	810,000	$0.25

Issued	277,277	0.46
Exercised	(494,000)	0.25
Expired	(316,000)	0.25

Balance, June 30, 2003	277,277	0.46

Issued	5,139,431	0.49
Exercised	(228,000)	0.40
Expired	(97,500)	0.40

Balance, June 30, 2004	5,091,208	$0.49

   Share purchase warrants outstanding at June 30, 2004:

NUMBER OF	EXERCISE	EXPRIRY
SHARES	PRICE	DATE

71,429	$0.40	July 15, 2004
137,500	0.40	August 12, 2004
27,777	0.45	September 17, 2004
334,500	0.40	July 29, 2004
4,520,002	0.50	April 14, 2005

5,091,208

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

CONTRIBUTED SURPLUS

	2004	2003

Balance, beginning of year	$80,695	$23,000

Compensation options granted	302,844	57,695
Stock options exercised	(32,267)	-

Balance, end of year	$351,272	$80,695

9.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, Goods and Services Tax recoverable, prepaid expenses, exploration advances and accounts payable.  It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.  The fair value of the financial instruments approximates their carrying value.

10.

RELATED PARTY TRANSACTIONS

Transactions in the normal course of business with companies controlled by directors or companies with directors in common were as follows:

	2004	2003	2002

Fees for administrative and professional services	$98,484	$127,577	$82,382
Fees for geological services	$389,644	$30,143	$7,789
Acquisition of capital asset	$-	$721	$5,000
Payments for office rent	$-	$3,246	$5,762
Amounts included in accounts payable	$237,698	$92,446	$15,439
Exploration advances	$-	$6,307	$86,902

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

11.

INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2004	2003

Statutory tax rate	37%	40%

Loss for the year	$(792,846)	$(490,602)

Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(293,353)	(194,376)
Non-deductible differences	135,009	23,504
Resource property costs	(147,680)	-
Unrecognised tax losses	306,025	170,872

Income tax expense	$-	$-

The significant components of the Company’s future tax assets (liability) are as follows:

	2004	2003

Operating losses	$954,022	$794,076
Mineral properties	-	93,938
	954,022	888,014
Valuation allowance for future tax assets	(800,093)	(888,014)

Net future income tax assets	153,929	-
Resource properties	(153,929)	-

Net future income tax liability	$-	$-

The Company has Canadian non-capital losses carried forward of $2,115,000 and US$760,000 available for tax purposes.  The losses expire as follows:

2005	$308,000
2006	$215,000
2007	$238,000
2008	$184,000
2009	$293,000
2010	$431,000
2011	$421,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

11.

INCOME TAXES (Continued)

Losses for US tax purposes commence to expire in 2017.

2023	US$	52,000
2025	US$	324,000

12.

SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company:

i)

issued 1,500,000 units comprised on one common share and one non-transferable share purchase warrant at a price of $0.50 per unit.  One warrant entitles the holder to purchase one additional common share for a period of 24 months  at a price of 80 cents per warrant share. The offering includes an accelerator such that if after six months (March 23, 2005) the closing price per share of the issuer on the TSX Venture Exchange is $1.10 or higher for 20 consecutive trading days, then the company will give investors notice that the warrants must be exercised or they expire within 30 days.

ii)

issued 445,416 common shares at a price of $0.40 per share on the exercise of share   purchase warrants.

iii)

 received 450,000 common shares of Running Fox Resource Corp. from the sale of         Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the          Company used to hold the claims for the Gobi-Portal and Mojave properties.  The           shares of Running Fox Resource Corp. will be restricted from sale as follows:

-

100,000 shares with a six-month transfer restriction expiring March 1, 2005;

-

100,000 shares with a 12-month transfer restriction expiring September 1, 2005;

-

100,000 shares with a 18-month transfer restriction expiring March 1, 2006; and

-

150,000 shares with a 24-month transfer restriction expiring September 1, 2006.

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

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

	2004	2003	2002

Loss in accordance with Canadian GAAP	$(792,846)	$(490,602)	$(277,062)

Deduct:
Unproven property interests and deferred expenditures incurred in the year and capitalized	(428,742)	(221,325)	(124,887)
Shares issued for non-cash	(1,000,774)	-	-
Investments transferred for non-cash consideration	(31,000)	-	-
Stock based compensation	-	-	(6,480)

Loss in accordance with US GAAP	$(2,253,362)	$(711,927)	$(408,429)

	2004	2003	2002

Loss per share (US GAAP)	$(0.13)	$(0.07)	$0.05

Weighted average shares outstanding (US GAAP)	17,605,345	9,722,816	7,588,458

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2004	2003	2002

Cash flows from operating activities
Loss in accordance with US GAAP	$(2,253,362)	$(711,927)		$(408,429)

Adjustments to reconcile loss to net cash used by operating activities
Shares issued and investments transferred for other than cash (Note 13(iii))	1,031,774	-	-	40,647
Write off of mineral property costs	55,922	-		-
Loss (Gain) on sale of investments	(6,000)	-		10,287
Amortization	2,806	1,629		1,523
Stock based compensation	302,844	57,695		23,000
Change in accounts receivable, and Goods and Services Tax recoverable	(330,293)	(3,778)		4,932
Change in prepaid expenses	(21,294)	-		(6,581)
Change in accounts payable	194,150	115,792		(42,351)
	(1,023,453)	(540,589)		(376,972)

Cash flows from investing activities
Proceeds on sale of investments	245	-		12,212
Exploration advances	6,307	80,595		(86,902)
Acquisition of capital assets	(7,186)	(721)		(5,000)
	(634)	79,874		(79,690)

Cash flows from financing activities
Shares issued for cash	1,995,761	311,550		315,750
Special warrants issued for cash	-	-		76,500
Share subscriptions received	-	129,117		86,100
	1,995,761	440,667		478,350

Increase (Decrease) in cash	$971,674	$(20,048)		$21,688

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2004	2003	2002

Shareholders’ equity (deficiency) – Canadian GAAP	$3,599,006	$388,247	$380,487
Option interests and deferred exploration expenditures	(2,642,067)	(477,325)	(256,000)

Shareholders’ equity (deficiency) – US GAAP	$956,939	$(89,078)	$124,487

Option interests and deferred exploration expenditures – Canadian GAAP	$2,642,067	$477,325	$256,000
Option interests and deferred exploration expenditures expensed per US GAAP	(2,642,067)	(477,325)	(256,000)

Option interests and deferred exploration expenditures – US GAAP	$-	$-	$-

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

ii)

Effective July 31, 2003, the Company adopted the fair value method of accounting for stock options granted to directors and employees, according to Section 3870 of the CICA Handbook – “Stock Based Compensation and Other Stock Based Payments”.  This standard is substantially identical to United States GAAP.

#

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(Expressed in Canadian Dollars)

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

ii)

Previously, in fiscal 2003, the Company had accounted for stock based compensation using the intrinsic value method.  The following table presents pro-forma information related to loss and loss per share, under United States GAAP, as if the fair value method had been used:

June 30, 2003
Loss for the year – US GAAP	$ (790,109)
Loss per share	$ (0.08)

June 30, 2002
Loss for the year – US GAAP	$ (479,871)
Loss per share	$ (0.06)

iii)

By a share for share exchange, on July 31, 2003, the Company acquired 10% of the issued capital of Blue Mountain Power Company Inc., a company with two common directors.

The value of the shares issued to the shareholders of Blue Mountain Power Company Inc. has been decreased by $704,226 from $1,705,000, as determined under Canadian GAAP, as a result of recording the value of the resource property acquired on a disbursed cost basis rather than fair value of the shares issued, due to a common director owning in excess of 10% of the Company and of Blue Mountain Power Company Inc.  Accordingly, for United States GAAP, share capital has been reduced by $704,226 and deficit has been reduced by $704,226.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.; SEC File No. 000-49917

Registrant

Dated: January 13, 2005

By /s/ Brian D. Fairbank_________________

Brian D. Fairbank, President/CEO/Director

Dated: January 13, 2005

By /s/ Jack W. Milligan__________________

Jack W. Milligan, CFO/Secretary/Director

#