Form 20-F/A
period 2004-06-30
NEVADA GEOTHERMAL POWER INC
filed 2005-07-19
CIK 1177440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Amendment #1

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

Operating Hazards and Risks Associated with the Geothermal Energy Industry Could Result in a Significantly Negative Effect on the Company

Geothermal Energy operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and production of geothermal energy, any of which could result in work stoppages, damage to or destruction of wells and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

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

In December 1998, the Company acquired an option interest in the Portal/Gobi Property in Alaska; also the Sahara Property with was allowed to lapse.  In January 1999, the Company staked the Mohave Property, located adjacent to the Gobi Property.  In January 2000, the Company granted AngloGold (USA) Exploration Inc. an option to earn a 60% joint venture interest in the Portal/Gobi Property. Subsequent to the year-end of fiscal 2004, the Company sold its 100% ownership interest in Blue Desert Mining (US), a Nevada limited company which holds the claims for the Portal/Gobi and Mohave properties, to Running Fox Resources for 450,000 common shares of Running Fox.

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

In February 2004, the Company acquired its first geothermal lease for the Pumpernickel Valley Geothermal Project in north-central Nevada.  In October 2004, the Company granted Inovision Solutions Inc. the option to earn a 50% interest by funding $5,000,000 in exploration expenditures and other payments. In addition, in October 2004, the Company was awarded a US Department of Energy (“DOE”) cost-sharing contract whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project.

In October 2004, the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada.

#

Geothermal Energy

Geothermal heat can be harnessed for clean electrical power generation wherever there is high heat flow in deep fractured rock formations and a shallower, non-fractured or sealed caprock.

Ground water in the deep fractures becomes heated and rises to form a geothermal reservoir under the caprock.  Production wells are typically drilled 1km to 2km deep to bring the hot water (at least 150°C) up to surface where it flashes to steam.  The steam is then used to drive turbines for generating electricity and the residual water is pumped back down injection wells to recharge the reservoir.

#

Blue Mountain Geothermal Project

The Blue Mountain Geothermal Project is located in north-central Nevada.

The encouraging results from on-going exploration at the Blue Mountain Geothermal Project will provide valuable input for a feasibility study to be completed in 2005.  A second deep well (DB-2) into the resource, in a joint venture with the U.S. Department of Energy, yielded excellent results with 160°C thermal water intersected at shallow depths.  The data confirms a geothermal resource extending over 1000 meters between DB-1 and DB-2.  Measured temperatures of 145°C - 165°C are higher than necessary for commercial power generation using binary production technology.  Flow and injection tests conducted in late November 2004 are still being assessed but indicate good permeability through the high temperature zone.  Eight temperature gradient holes drilled in 2004 nearly doubled the known aerial extent of the shallow temperature anomaly (reflecting the deeper resource) outward to cover ten square kilometers.  The size of the zone is still open to further expansion.  Geothermal water chemistry of samples collected from DB-2 and from five of the gradient wells is highly encouraging for the future exploration potential of Blue Mountain.

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

#

A comprehensive report, summarizing engineering calculations and extrapolating potential well outputs from the slim well injection test results is expected from Black Mountain Technology in January 2005.

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

Subsequent to the year-end of fiscal 2004, the Company sold its 100% interest in Blue Desert Mining (US), a Nevada limited company which holds the claims for the Portal/Gobi and Mohave properties, to Running Fox Resource Corp. Consideration was 450,000 common shares of Running Fox.

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

Policy initiatives to facilitate the expansion of geothermal power and other renewable resources are also being implemented on the federal government side.  New federal financing for a Great Basin Centre for Geothermal Energy at the University of Reno, Nev. Nevada totaling $1,000,000 has been announced.  The "GeoPower the West" program administered by the U.S. Department of Energy (DOE), is mandated to increase geothermal power production through development of favorable tax policies, direct financing, educational and other programs.

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

At 6/30/2004 and 6/30/2003, respectively, $2,642,000 and $477,000 of the assets were located in the United States, and the remainder were located in Canada.

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

The Company has a 100% interest (subject to royalties ) on underlying leases which are leased from Nevada Land and Resource Council (“NLRC”), Burlington Northern Santa Fe (“BNSF”), and the federal Bureau of Land Management (“BLM”). The Company also has applied for 2 additional leases from the BLM. The details of these leases which comprise the project are as follows:

Ownership	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per Acre per year

BNSF	640.00	03/01/04	02/29/14	(1)	(1)
BNSF	640.00	03/01/04	02/29/14	(1)	(1)
NLRC	638.80	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
BLM	663.76	04/01/04	03/31/14	(3)	(3)
BLM	654.68	08/01/04	07/31/14	(3)	(3)
BLM	654.88	08/01/04	07/31/14	(3)	(3)
BLM	649.44	08/01/04	07/31/14	(3)	(3)
BLM	672.24	08/01/04	07/31/14	(4)	(4)
BLM	666.70	08/01/04	07/31/14	(4)	(4)
BLM	650.32	Pending	Pending	(5)	(5)
BLM	650.32	Pending	Pending	(5)	(5)
Total	9,101.14

(1)

The Burlington Northern Santa Fe leases have payments of $5 per acre per year.

(2)

The NLRC leases have rental costs of $2 per acre in years 1 through 4; $6 per acre in years 5-10 +3% in year 7. Property Expenditure requirements are $10,000 per acre in year 1; $20,000 per acre in year 2; $50,000 per acre in years 3 and 4; and $100,000 per acre per year in subsequent years.

(3)

These BLM leases are production leases. Minimum Royalty, rather than lease rental, is due each year. Minimum Royalty is $2 per acre.

(4)

The Rental fees on these BLM leases are $1 per acre, $4 in year 6, $6 in year 7, $8 in year 8, $10 in year 9, and $12 in year 10. An extra 3% of the annual rental fee is due in each year between year 6 and year 10.

(5)

These BLM leases are currently pending. The length of the leases are 10 years. Rental costs are $1 per acre, $4 in year 6, $6 in year 7, $8 in year 8, $10 in year 9, and $12 in year 10. An extra 3% of the annual rental fee is due in each year between year 6 and year 10.

The BNSF leases have no automatic renewal clauses. The BLM leases are renewable if the for five years if the Company is drilling when the primary term ends and the drilling is being diligently conducted to a reasonable target, based upon the local geology.

Royalties on the BNSF leases are:

a)

5% from the sale of geothermal energy, less any sales, excise or other taxes imposed on the sale, and less the cost of transportation or transmission to the point of sale;

b)

2% on the sale from the manufacture of any byproduct, less taxes and transportation costs;

c)

1.5-2.0% from the sale of electric power from geothermal energy, dependent upon the type of generating technology used, less taxes and transportation costs;

d)

5% from the use of geothermal energy at a commercial facility other than as an electric power generating facility.

Royalties due on the NLRC leases 3.5% of the gross revenues from the sale or use of electrical power, and 10% for the use of geothermal energy for by-products and non-electric products or commercial production. The Company may purchase the NLRC’s royalty interest at any time not later than 6 months from the commencement of commercial production for US$1,000,000.

Royalties on the BLM leases are 5% on the sale of byproducts, and 10% on steam, heat, or energy sales.

The property is located in Humboldt County of north-central Nevada about 20 miles west of the town of Winnemucca. From Winnemucca, the site is accessible year-round via the Jungo Road, an adequately maintained gravel county road that passes south of Blue Mountain.  From the Jungo Road at a point just west of Blue Mountain a dirt road leads north along the eastern edge of the valley providing good access to the entire lease area.

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

#

PumperNickel Geothermal Project

Geothermal Energy Exploration, Nevada, USA

In February 2004, the Company signed a Geothermal Lease Agreement with Newmont USA Limited, d.b.a. Newmont Mining Corporation (NYSE: NEM) (hereafter “Newmont”), covering five square miles of geothermal lands located in Humboldt County, north-central Nevada approximately ten miles from Newmont’s Lone Tree Mine.  The Company has filed lease applications on an additional four sections of federal land. The Company currently has a 100% interest (subject to production royalties) in 5 leases and has applied for a 100% interest in an additional 4 leases which are pending. The details of these leases which comprise the project are as follows:

Ownership	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per Acre per year

Newmont	615.09	02/13/04	02/13/14	(1)	(1)
Newmont	612.06	02/13/04	02/13/14	(1)	(1)
Newmont	640.00	02/13/04	02/13/14	(1)	(1)
Newmont	643.70	02/13/04	02/13/14	(1)	(1)
Newmont	640.00	02/13/04	02/13/14	(1)	(1)
BLM	640.00	Pending	Pending	(2)	(2)
BLM	600.00	Pending	Pending	(2)	(2)
BLM	640.00	Pending	Pending	(2)	(2)
BLM	640.00	Pending	Pending	(2)	(2)
Total	5,670.85

(1) The Newmont leases require the Company to pay rentals of $2/acre in each of the first 2 years, and $3 per acre per year thereafter. All rental payments are creditable against royalties due upon production.

(2)

The leases on BLM land are currently pending. The length of the leases are 10 years. Rental costs are $1 per acre, $4 in year 6, $6 in year 7, $8 in year 8, $10 in year 9, and $12 in year 10. An extra 3% of the annual rental fee is due in each year between year 6 and year 10.

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

Royalties on the BLM leases are 5% on the sale of byproducts, and 10% on steam, heat, or energy sales.

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

In October 2004, Inovision Solutions Inc. (“ISI”), a Toronto Venture Exchange-listed company, signed an agreement whereby they will fund up to $5,000,000 in exploration expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest.  In order to earn its interest, ISI must complete $5,000,000 in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Comany over a five-year period.  In the first year, ISI must fund a $400,000 work program, issue 100,000 shares and make a $10,000 cash payment to maintain its option.  The Company will be project manager.

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

Black Warrior Geothermal Project

Geothermal Energy Exploration, Nevada, USA

Subsequent to the end of fiscal 2004 in October 2004, the Company acquired a 100% interest (subject to royalties) on leases seven private leases and has made application on two federal geothermal leases south and east of Black Warrior Peak, Washoe County, Nevada. Leases include surface and water rights.

The details of these leases which comprise the project are as follows:

Ownership	County Located	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per Acre per year

NLRC	Washoe	695.01	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	700.52	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	754.24	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	615.52	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	440.00	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	695.01	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	640.00	08/01/04	07/31/14	(1)	(1)
BLM	Washoe	566.40	Pending	Pending	(2)	(2)
BLM	Churchill	640.00	Pending	Pending	(2)	(2)
	Total	5,746.70

(1)

The leases from NLRC have rental costs of $2 per acre in years 1 through 4; $6 per acre in years 5-10 +3% in year 7. Property Expenditure requirements are $10,000 per acre in year 1; $20,000 per acre in year 2; $50,000 per acre in years 3 and 4; and $100,000 per acre per year in subsequent years. Royalties due on the NLRC leases 3.5% of the gross revenues from the sale or use of electrical power. The Company has the right to purchase the royalty for US$1,000,000 not later than 6 months from the commencement of commercial production.

(2)

The leases on BLM land are currently pending. The length of the leases are 10 years. Rental costs are $1 per acre, $4 in year 6, $6 in year 7, $8 in year 8, $10 in year 9, and $12 in year 10. An extra 3% of the annual rental fee is due in each year between year 6 and year 10. Royalties on the BLM leases are 5% on the sale of byproducts, and 10% on steam, heat, or energy sales.

#

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2003, 6/30/2002, and 6/30/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

Subsequent to the end of Fiscal 2004, during September 2004, the Company completed a private placement of 1,500,000 units of common stock and warrants, raising $750,000.  Each warrant entitles the holder to purchase another common share at $0.80 until 9/23/2006.

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

Nevada continues to be the focus of the company’s attention for geothermal power exploration.  Nevada’s Renewable Portfolio Standard (RPS) came into effect in 2003 requiring utilities and other independent power producers to increase their relative output of renewable power from 5% to 15% of total output.  Geothermal power aggregates about 200 MW of capacity and accounts for 5% of Nevada’s power output; the new legislation is expected to add at least 300 MW of new geothermal plant capacity by 2013.  New plants are presently being constructed and more are needed.

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

	2004	2003	2002

Loss in accordance with Canadian GAAP	$(792,846)	$(490,602)	$(277,062)

Deduct:
Unproven property interests and deferred expenditures incurred in the year (Canadian GAAP) (iii)	(2,164,742)	(221,325)	(124,887)
Adjustment to Canadian GAAP amount to record a US GAAP basis (iii)	704,226	-	-
Stock based compensation	-	-	(6,480)

Loss in accordance with US GAAP	$(2,253,362)	$(711,927)	$(408,429)

	2004	2003	2002

Loss per share (US GAAP)	$(0.13)	$(0.07)	$0.05

Weighted average shares outstanding (US GAAP)	17,605,345	9,722,816	7,588,458

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

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

ii)

Previously, in fiscal 2003, the Company had accounted for stock based compensation using the intrinsic value method.  The following table presents pro-forma information related to loss and loss per share, under United States GAAP, as if the fair value method had been used:

June 30, 2003
Loss for the year – US GAAP	$(790,109)
Loss per share	$(0.08)

June 30, 2002
Loss for the year – US GAAP	$(479,871)
Loss per share	$(0.06)

iii)

The Company issued 5,500,000 common shares at a value of $1,705,000 (Canadian GAAP) (Note 4), and $1,000,774 (US GAAP).  For Canadian GAAP purposes, the amount of $1,705,000 was based on a valuation of the property interests, approved by Canadian regulatory authorities.  Blue Mountain Power Company Inc. and the Company are controlled by related persons.  Under US GAAP, the value ascribed to the shares, was the amount of expenditures previously made by Blue Mountain Power Inc. on the property interests.  The difference of $704,226 has been deducted, therefore, from the Canadian GAAP amount of $2,164,742 to arrive at the amount of $1,460,516 that would have been charged to operations under US GAAP.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.; SEC File No. 000-49917

Registrant

Dated: July 14, 2005

By /s/ Brian D. Fairbank_________________

Brian D. Fairbank, President/CEO/Director

Dated: July 14, 2005

By /s/ Jack W. Milligan__________________

Jack W. Milligan, CFO/Secretary/Director

#