Form 20-F
period 2005-09-30
NEVADA GEOTHERMAL POWER INC
filed 2006-01-13
CIK 1177440

OMB APPROVAL
OMB Number: 3235-0288 Expires: March 31, 2007 Estimated average burden hours per response: 2579.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             29,403,074

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 48

NEVADA GEOTHERMAL POWER INC.

ANNUAL REPORT FISCAL 2005 ENDED 6/30/2005

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” or “should” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended June 30th was derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report, which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2002/2001 ended June 30th was derived from the financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants; these financial statements are not included herein.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 6/30/05	Year Ended 6/30/04	Year Ended 6/30/03	Year Ended 6/30/02	Year Ended 6/30/01

CANADIAN GAAP
Sales Revenue	$0	$0	$0	$0	$0
Loss From Operations	($1,486)	($801)	($491)	($277)	($189)
Loss for the Period	($1,308)	($793)	($491)	($277)	($189)
Basic Loss per Share	($0.05)	($0.05)	($0.05)	($0.04)	($0.03)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	24968	17605	9723	7588	5515
Period-end Shares O/S	29403	22189	10273	8864	6857

Working Capital	$1901	$946	($120)	$92	($38)
Resource Property Costs	$4324	$2642	$477	$256	$131
Long-Term Debt, etc.	$0	$0	$0	$0	$0
Capital Stock	$11268	$7475	$3612	$3215	$2788
Shareholders’ Equity	$6327	$3599	$388	$380	$122
Total Assets	$6637	$4004	$542	$418	$202

US GAAP
Net Loss	($3116)	($2253)	($712)
Loss Per Share	($0.12)	($0.13)	($0.07)
Wtg. Avg. Shares	24968	17605	9723
Resource Property Costs	$0	$0	$0
Shareholders’ Equity	$2003	$957	($89)
Total Assets	$2314	$1362	$64

(1)  Cumulative Net Loss since incorporation through 6/30/2005 under US GAAP was ($9,858,785).

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
December 2005		1.17	1.15	1.17
November 2005		1.20	1.16	1.17
October 2005		1.19	1.17	1.19
September 2005		1.19	1.16	1.16
August 2005		1.22	1.19	1.19
July 2005		1.24	1.20	1.23

Fiscal Year Ended 6/30/2005	1.24	1.34	1.19	1.23
Fiscal Year Ended 6/30/2004	1.34	1.41	1.33	1.34
Fiscal Year Ended 6/30/2003	1.50	1.60	1.33	1.36
Fiscal Year Ended 6/30/2002	1.57	1.61	1.51	1.52
Fiscal Year Ended 6/30/2001	1.62	1.58	1.46	1.52

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Unsuccessful Exploration Efforts By Company Personnel Could Result In a Significant Negative Effect on the Company

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of geothermal energy in commercial quantities.  Most exploration projects do not result in the discovery of commercially exploitable geothermal deposits.

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

The Company has 100,000,000 common shares without par value authorized.  At 6/30/2005 and 6/30/2004, respectively, there were 29,403,074 and 22,189,084 common shares issued and outstanding.  Also authorized were 25,000,000 first preferred shares, with no par value; and, 25,000,000 second preferred shares, with no par value, authorized; none of which were outstanding.

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

In October 2004, the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada.

The Company continued exploration work on both its Blue Mountain and Pumpernickel geothermal properties located in Nevada throughout Fiscal 2005.

In August 2005, the Company announced that it had acquired geothermal leases on 6500 acres of private land covering the “Crump Geyser” and a hot spring system located in southern Oregon.

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

Blue Mountain Geothermal Project

The Blue Mountain Geothermal Project is located in north-central Nevada.

The results from previous and on-going exploration at the Blue Mountain Geothermal Project will provide input for a feasibility study originally scheduled to be completed in 2005, but postponed pending further exploration work to be completed during 2006.  During 2005, a second deep well (DB-2) into the resource, in a joint venture with the U.S. Department of Energy, yielded excellent results with 160°C thermal water intersected at shallow depths.  The data confirmed a geothermal resource extending over 1000 meters between DB-1 and DB-2.  Measured temperatures of 145°C - 165°C are higher than necessary for commercial power generation using binary production technology.  Flow and injection tests were conducted in late November 2004.  Eight temperature gradient holes, drilled in 2004, nearly doubled the known aerial extent of the shallow temperature anomaly (reflecting the deeper resource) outward to cover ten square kilometers.  The size of the zone is still open to further expansion.

DB-2 well tests in November 2004, five months after drilling operations, included new temperature and pressure logs, a flow test and a water injection test.  New “equilibrated” temperatures were between 150°C -160°C in the well interval between 200-585 meters depth.  The 385-meter thick zone, immediately below cemented surface casing, has heated up to an average of 157°C due either to cross flow in the hole or thermal recovery of the entire zone.

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

The injection results, in conjunction with the temperature results, were interpreted to indicate a shallow, 150°C -165 °C geothermal zone at 200-585 meters depth is thought by management to have been fed from a deeper and possibly higher temperature resource. The temperature profile of DB-2 indicated that the shallow 150°C -165 °C zone is an outflow plume moving laterally or upward along faults and permeable fractures.

Geothermal fluid samples from DB-1 and DB-2 tests, and from temperature gradient wells TG-2, TG-3, TG-4, TG-9 and TG-14a provided geochemical data about the geothermal system.  The temperature gradient wells were drilled with air to avoid sample contamination by drill fluid.  DB-1 and DB-2 well fluid samples were obtained following prolonged discharge and thus are representative of the thermal waters intersected.

Water analysis results and an interpretive report were received from an independent consulting firm, which the Company retained.

According to the consultants, all waters but TG-2 are alkali-chloride type waters typical of high temperature geothermal waters.  Waters from DB-2, DB-1, TG-9 and TG-14a showed very similar chemistry and appeared to represent a single parent water altered to a small degree by dilution with fresh ground water.  Na-K and Na-K-Ca geothermometers commonly used to predict source water temperature were in agreement and this suggests to management the existence of a deep reservoir with temperatures of 200°C -240 °C.

These new geochemistry results inferred a shallow, moderate-temperature, geothermal resource with temperatures of 140°C -180 °C and a deeper undiscovered reservoir with temperatures of 200°C - 240°C.

Eight widely-spaced holes to depths up to 1020 feet were drilled in September 2004 using air rotary drilling techniques.

Anomalous temperature gradients in the range of 100-150 °C/km or two to three times the regional gradient, extend over 10 square kilometers, with the anomaly open to further expansion to the east, west and south. Management believes that the high thermal gradients may be caused by hot geothermal fluid below the depths of the wells or by hot rock formations underlying the project area.

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

Based on the results of the work which took place through January 2005, the Company made plans to drill three, 13-inch-diameter production test wells. Permitting studies for this work began in January 2005.

In May 2005 the Company began additional development work at this site. This included drilling to deepen the Deep Blue 2 well by an additional 700 meters. A feasibility study was also continued which included large diameter production test well drilling of both the indicated moderate temperature resource and the deeper high temperature target. Thirteen production well sites were surveyed and the permitting process continued for the first three production holes. Transmission line studies were also begun at this time.

During the summer of 2005 the Company submitted a proposal to supply power to Sierra Pacific Power and to Nevada Power in response to a “Request for Proposals” by the jointly owned Nevada utilities. This proposal was designated “Tier 1” status, indicating that the Company will have an opportunity to negotiate a contract with the utility based on its proposal to supply 30 megawatts of power to the utilities.

Pumpernickel Geothermal Project

The Company has completed an initial evaluation of its recently acquired Pumpernickel Geothermal Project.  The Company has a 100% interest in private geothermal leases and federal lease applications forming a contiguous package of eight sections (5070 acres/7.92 square miles) in Pumpernickel Valley, Nevada, which management believes have potential for the discovery of a high temperature reservoir suitable for electric power generation.

A near-boiling hot spring occurs on the leases.  The chemistry of several hot springs, which occur along a one-mile interval of a prominent fault, predicted deeper geothermal source-water temperature of abut 170°C (340°F).  Geothermal fluids at 150°C - 180°C (300°F - 355°F) are currently used to produce electricity on a commercial basis at other locations in Nevada.

Previous work on the property dates back to 1974; Magma Power drilled a 920-meter (3071-foot) hole offsetting the hot springs about 150 metres/492 feet.  The temperature on bottom was reported to have been 135°C/275°F with the last 90 meters (300 feet) having a gradient of 160°C per kilometer.  The University of Nevada System (UNS) under contract to the U.S. Department of Energy (No. DE-AC08-81NV10220) completed an aerial assessment at Pumpernickel Valley in 1981 – 1982.  UNS field work included geologic reconnaissance, satellite imagery, hot spring geochemistry, air photo analysis, 2-metre depth temperature probe survey, gravity survey, soil mercury survey, 35-metre (115-foot) temperature gradient drilling, and additional shallow (65-148 meter (213-485 foot) temperature gradient drilling.  Results of the UNS work provides knowledge of the structural framework; the major North-Northeast trending Pumpernickel fault intersections seen in the UNS surveys and high temperatures predicted at shallow depth by geothermometry and temperature gradients provided impetus for a phased exploration drilling program to further assess the depth and quality of the geothermal resource.

In Phase I, “E-SCAN”, resistivity survey methods was utilized by the Company to map the deep geothermal source waters.  A series of six 250-meter (820 foot) gradient wells were drilled to test the interpretation of the E-SCAN survey.  In Phase II, a deep core hole was drilled to a nominal depth of 1200 meters (3900 feet) to confirm the resource and perform flow and injection tests.

Four thermal gradient wells were completed in early November 2005. Two wells were drilled to about 1000 feet, one well was drilled to about 1180 feet and one was drilled to 1600 feet.

The results of this drilling will be available in early 2006.

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

Crump Geyser Property

The Crump Geyser Property is a hot spring system in southern, Oregon which consists of 6500 acres. The Company acquired these geothermal leases on August 9, 2005. The leases are on private land and the Company has free access on the surface for exploration and development and the right to lease land required for the plant site, production well field, pipelines and transmission line right of ways.

At Crump Geyser, a 1680-foot deep well drilled by Magma Power Company (in 1959) spontaneously erupted a few days after it was abandoned by Magma. The well flowed 500 gallons/minute (30 litres/second) of boiling water 200 feet into the air continuously for 6 months before reverting to a geyser erupting at regular intervals. In the 1960’s the well was plugged with rocks stemming the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

The Crump Geyser is located in the Warner Valley, Lake County, immediately and north of Adel, Oregon, 30 miles east of Lakeview, Oregon or 175 miles north of Winnemucca, Nevada. It is within the northern part of the Basin and Range rift terrain which also hosts the Company’s Blue Mountain geothermal project. A relatively thin earth crust, high heat flow and deep penetrating extensional faults characterize the Basin and Range region. The Crump Geyser and main hot springs occur on the NGP geothermal leases over a four mile interval along the western edge of Warner Valley and out into the valley a distance of about 3000 feet. A separate 2600 acre area under lease to the Company, called the northern geothermal zone, covers extensive hot springs also occurring along prominent segmented extensional faults. Regional transmission lines into Warner Valley connect to the Western Area Transmission Grid. The property is readily accessible by a paved highway, which runs through the property.

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

Recently, the State of Nevada passed Senate Bill 372 defining a renewable portfolio standard for utilities which requires that 15 per cent of total power output come from renewable energy (geothermal, wind and solar). As a direct result, geothermal plant capacity is expected to increase by about 250 megawatts or double the current capacity.  The first new plants contracted to the northern Nevada utility (Sierra Power) are expected on line in 2003.

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

Plan Of Operations

Source of Funds for Fiscal 2006

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Blue Mountain Geothermal Project begins production, not expected in the next year.  As of 6/30/2005, the Company had working capital of $1,901,042.  Since then: Company issued no common shares; however, since that time the Company has entered into negotiations with Dundee Securities Corporation to raise $10,000,000 through the sale of 11,111,111 units at a price of $0.90 per unit. The Company will realize $9,225,000 from the sale of these units if this offering is completed.

Use of Funds for Fiscal 2006

During Fiscal 2006, the Company estimates that it might expend $1,220,000 on general/administrative expenses.  During Fiscal 2006, the Company estimates that it might expend US$10 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years.

At 6/30/2005 and 6/30/2004, respectively, $4,323,758 and $2,642,067 of the assets were located in the United States, and the remainder were located in Canada.

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

PumperNickel Geothermal Project

Geothermal Energy Exploration, Nevada, USA

In February 2004, the Company signed a Geothermal Lease Agreement with Newmont USA Limited, d.b.a. Newmont Mining Corporation (NYSE: NEM) (hereafter “Newmont”), covering five square miles of geothermal lands located in Humboldt County, north-central Nevada approximately ten miles from Newmont’s Lone Tree Mine.  The Company has filed lease applications on an additional four sections of federal land. The Company currently has a 100% interest (subject to production royalties) in 5 leases and has applied for a 100% interest in an additional 4 leases which are pending. The details of these leases, which comprise the project, are as follows:

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

Crump Geyser Property

The Crump Geyser Property is a hot spring system in southern, Oregon which consists of 6500 acres. The Company acquired these geothermal leases on August 9, 2005. The leases are on private land and the Company has free access on the surface for exploration and development and the right to lease land required for the plant site, production well field, pipelines and transmission line right of ways.

At Crump Geyser, a 1680-foot deep well drilled by Magma Power Company (in 1959) spontaneously erupted a few days after it was abandoned by Magma. The well flowed 500 gallons/minute (30 litres/second) of boiling water 200 feet into the air continuously for 6 months before reverting to a geyser erupting at regular intervals. In the 1960’s the well was plugged with rocks stemming the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

The Crump Geyser is located in the Warner Valley, Lake County, immediately and north of Adel, Oregon, 30 miles east of Lakeview, Oregon or 175 miles north of Winnemucca, Nevada. It is within the northern part of the Basin and Range rift terrain which also hosts the Company’s Blue Mountain geothermal project. A relatively thin earth crust, high heat flow and deep penetrating extensional faults characterize the Basin and Range region. The Crump Geyser and main hot springs occur on the NGP geothermal leases over a four mile interval along the western edge of Warner Valley and out into the valley a distance of about 3000 feet. A separate 2600 acre area under lease to the Company, called the northern geothermal zone, covers extensive hot springs also occurring along prominent segmented extensional faults. Regional transmission lines into Warner Valley connect to the Western Area Transmission Grid. The property is readily accessible by a paved highway, which runs through the property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2005, 6/30/2004, and 6/30/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During the year ended 6/30/2005, the Company raised $2,718,900 from the issuance of common shares sold through private placements, $136,950 through the exercise of 437,000 stock options and $845,342 from the exercise of 1,776,988 warrants.

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 compensation options as a finder’s fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

These above referenced funds were used to finance the acquisition and exploration costs associated with the Company’s mineral properties and for general working capital.

The Company continued to explore the Blue Mountain Geothermal Project and its Pumpernickel Valley Geothermal Project in north-central Nevada. On August 9, 2005, the Company acquired the geothermal leases on the Crump Geyser Property located in southern Oregon.

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

Results of Operations

Fiscal 2005 Ended 6/30/2005 vs. Fiscal 2004

The Company incurred a net loss of $1,308,233 or $0.05 per share for the year ended June 30, 2005. This compares with a loss of $792,846 or $0.05 per share for the year ended June 30, 2004.

Among the more significant expenses, investor relations/shareholder information costs increased by $462,731 to $577,448 (2004 - $114,717). Investor relations and shareholder information costs were higher than the comparable period due to: Coal Harbour Communication and Equicom investor relations fees, website design, advertising in the Bull & Bear newspaper, San Francisco, Toronto, Vancouver and New Orleans Gold Shows booth costs, Stockgroup advertising program, purchase of mailing lists, and news dissemination costs to Canada and the United States. The expenditures are broken down as follows: conventions, website and publishing $99,748; information distribution $349,146; and investor relation services $128,554.

The increase of $39,053 to $119,729 (2004 - $80,676) for consulting costs are directly attributed to the preparation of the Geothermex report, further review of the report by outside consultants, and corporate governance implementation.

Legal fees and regulatory & transfer agent costs increased $21,556 to $67,708 (2004 - $46,152) and $13,973 to $46,292 (2004 - $32,319) respectively, due to the costs associated with the two financings completed during the period and the exercise of warrants. The Company issued a total of 5,000,000 units for net proceeds of $2,718,900; 1,776,988 common shares were issued from the exercise of warrants for proceeds of $845,342; and 437,000 common shares were issued from the exercise of stock options for proceeds of $136,950. Warrants outstanding at the end of the period stand at 8,188,430 while there are 2,278,000 employee/management stocks options outstanding of which 2,203,000 are vested.

Travel and business development costs increased $28,945 to $61,685 (2004 – 32,740) for expenses relating to business travel and accommodations, to various locations in regards to the financings and corporate presentations. Office costs such as administration fees, office & sundry, rent & telephone increased as personnel and office space increased with a larger operation.

The Company had an unrealized loss on market securities of $106,999 (2004 – nil) due to the write down of marketable securities received from the sale of Blue Desert Mining (US), Inc. which held the Gobi/Mojave/Portal properties in Alaska. Upon the sale of Blue Desert Mining (US) Inc., the Company recorded a gain on sale of the subsidiary of $159,695 (2004 – nil), as the value of the shares received from Running Fox Resources Corp. were greater than the recorded property costs of the Alaska properties.

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

Corporate expenses, without property write-offs, rose 50% to $736,605 from $490,602, because of USA regulatory efforts, financing activities, property acquisitions, and increased exploration efforts.  The largest category “stock-based compensation” at $302,844 versus $57,695, as a result of changed accounting rules.  Consulting costs were $80,676 versus $72,710.

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

Corporate expenses nearly doubled to $490,602 from $266,775, because of USA regulatory efforts, acquisitions and increased exploration efforts.  Due to the acquisition of Blue Mountain Power Company Inc. (“BMP”), both consulting costs $72,710(2002 - $36,360) and legal costs $65,570 (2002 - $21,932) were higher as additional consultants were retained to provide independent evaluations of the properties in support of the BMP acquisition. Also included in the consulting costs, are fees paid to an US-based consultant who was retained by the Company to file an application to list on the Over-The-Counter Bulletin Board. Administrative fees were $56,240 versus $33,300 due to more administrative support needed.

The Company incurred a ($490,602) Loss for the year versus ($277,062).  Net Loss per share was ($0.05) versus ($0.04), with the weighted average number of shares increasing to 9.7 million from 7.6 million.

Liquidity and Capital Resources

Fiscal 2005 Ended 6/30/2005 and Fiscal 2004

The Company had working capital of $1,901,042 on 6/30/2005.

The Company had working capital of  $945,921 on 6/30/2004.

The Company had working capital of ($120,279) on 6/30/2003.

Cash Used by Fiscal 2005 Operating Activities totaled ($906,753) including the ($1,308,233) Net Loss; significant adjustments included $335,064 in non-cash stock-based compensation, $3,005 in amortization, $106,999 in “unrealized loss on marketable securities” and $159,695) in “gain on disposal of subsidiary. Cash Used in Fiscal 2005 Investing Activities was ($1,814,821) predominately for the Blue Mountain Geothermal Project and the acquisition of the Black Warrior Peak Project. Cash Provided by Fiscal 2005 Financing Activities was $3,701,192, from the issuance of equity of detailed above.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

December 31, 2005

Name	Position	Age	Date of First Election or Appointment

R. Gordon Bloomquist	Director	62	January 2001
Markus Christen	Director	51	January 2003
Brian D. Fairbank (1) (3)	President/CEO/Director	55	April 1995
Domenic J. Falcone (1) (2)	Director	62	January 2004
John W. Milligan	Director	81	April 1995
Donald J.A. Smith (4)	CFO/Secretary	56	October 2005
James E. Yates (1) (2)	Director	63	December 1996

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

James E. Yates has over forty years of real estate and management experience.

Since 1964, he has been Founder/President of Hycroft Realty Ltd., which is involved in real estate sales and development projects.  From 1990 to May 1997 he was involved with American Bullion Minerals, having served as President and a Director.  Since 1994 Mr. Yates has been the President and a Director of Jersey Goldfields Corporation, presently listed on the TSX Venture Exchange.  Since 2003, he has been Secretary/Director of Oremex Resources Inc. (formerly Blackhorn Gold Mines), presently listed on the TSX Venture Exchange; from June 1996 to 2003, he was President/CEO/Director.

Donald J.A. Smith received his BA in Commerce from Simon Fraser University.  He is a Chartered Accountant and a member of the Institute of Chartered Accountants of British Columbia.  He received his MBA from Simon Fraser University.  He has been CFO of several public and private companies.  Since October 2005, he has been CFO and Secretary of Nevada Geothermal Power Inc. He is also CFO of Oremex Resources Inc. presently listed on the TSX Venture Exchange.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 6/30/2005 was $30,000, indirectly paid to Brian D. Fairbank, President/CEO/Director.  In addition, during Fiscal 2005, 67,000 stock options were granted to Mr. Fairbank; and 40,000 stock options were granted to John Mulligan, CFO/Secretary/Director.  Further, during Fiscal 2005, Brian Fairbank exercised 72,000 stock options at a price of $0.28 per option; Jack Milligan exercised 88,000 stock options at a price of $0.10 per option; James Yates exercised 82,000 stock options at a price of $0.10 per option, 65,000 stock options at a price of $0.25 per option; 55,000 stock options at a price of $0.28 per stock option and 43,000 stock options at a price of $0.54 per option; and, R. Gordon Bloomquist exercised 100,000 stock options at a price of $0.28 per option.

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

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  During Fiscal 2005, 880,000 stock options were granted, 437,000 stock options were exercised, and none were cancelled.  Refer to ITEM #6.E., “Share Ownership”, Table No. 4 “Stock Option Grants in Fiscal 2005 Ended 6/30/2005” and Table No. 6 for information about stock options outstanding.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 4

Stock Option Grants in Fiscal 2005 Ended 6/30/2005

Name	Number of Options Granted	Percentage of Total Options Granted	Exercise Price Per Share	Grant Date	Exp’r Date	Market Value of Securities Underlying Options on Date of Grant Per Share

Brian D. Fairbank	67,000	33.5%	$0.54	10/4/2004	10/4/2009	$0.93
John W. Milligan	40,000	20.0%	$0.54	10/4/2004	10/4/2009	$0.93
James E. Yates	43,000	21.5%	$0.54	10/4/2004	10/4/2009	$0.93
R. Gordon Bloomquist	50,000	25.0%	$0.54	10/4/2004	10/4/2009	$0.93
Management Total	200,000
Employees/Others	260,000		$0.54	10/4/2004	10/4/2009	$0.93
Dundee Units	280,000	100%	$0.65	3/22/2005	3/22/2006	$0.55
Equicom	100,000	100%	$0.50	3/29/2005	3/29/2006	$0.55
Total	840,000

(1)  All options granted were vested upon granting.

Table No. 5 gives certain information concerning stock option exercises during Fiscal 2005 Ended 6/30/2005 by our Executive Officers and Directors.  It also gives information concerning stock option values.

Table No. 5

Aggregated Stock Options Exercises in Fiscal 2005 Ended 6/30/2005

Fiscal Yearend Unexercised Stock Options / Stock Option Values

Executive Officers/Directors/Employees/Consultants

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable

Brian Fairbank	-	$ -	450,000	$ 274,520
James Yates	182,000	79,620	43,000	15,910
Jack W. Milligan	10,000	5,600	215,000	135,850
R. Gordon Bloomquist	-	-	150,000	81,500
Domenic Falcone	-	-	200,000	126,000
Markus Christen	-	-	200,000	126,000

Employees/Consultants	245,000	95,750	1,020,000	371,600
Total	437,000	$180,970	2,278,000	$1,124,380

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

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Dominic Falcone, James Yates and John W. Milligan. The Audit Committee met one time during Fiscal 2004 and has not yet met during Fiscal 2005.

The Compensation Committee is comprised of James Yates, R. Gordon Bloomquist and Brian Fairbank. Brian Fairbank is an executive officer of the Company.  The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management.  The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.  To date, the Company has not paid any direct base salaries nor is there currently any intention by the compensation committee to do so.  The Company pays (or accrues) a management fee of $2,500 per month to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank.

6.D.  Employees

As of 12/31/2005, 6/30/2005, and 6/30/2004, the Company had four, four, and four employees, including the two members of Senior Management.

6.E.  Share Ownership

Table No. 6 lists, as of 12/31/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by Frank Diegmann, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 6

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Common	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#

Common	Brian D. Fairbank (1)	5,671,203	14.2%
Common	Frank Diegmann	2,758,333	6.92%
Common	Jack W. Milligan (2)	592,000	1.48%
Common	James E. Yates	-	-%
Common	Markus Christen	200,000	0.50%
Common	R. Gordon Bloomquist (3)	104,500	0.26%
Common	Domenic Falcone (4)	200,000	0.50%
Total Directors/Management/5% Holders		9,526,036	23.89%

(1) 300,000 represent currently exercisable stock options, held indirectly through Tywell Management Inc.

     2,213,500 shares held indirectly through Tywell Management Inc.

     1,150,703 shares held indirectly through Fairbank Engineering Ltd.

(2) 155,000 represent currently exercisable stock options.

(3) 50,000 represent currently exercisable stock options.

(4) 200,000 represent currently exercisable stock options.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 12/31/2005, as well as the number of options granted to Directors and independent contractors.

Table No. 7

Stock Options Outstanding

Name	Number of Common Shares	CDN$ Exer. Price	Grant Date	Expiration Date

R. Gordon Bloomquist	50,000	$0.54	October 4,2004	October 4,2009
Brian D. Fairbank	153,000	$0.28	January 20, 2004	January 20, 2009
	80,000	$0.35	February 27, 2004	February 27, 2009
	67,000	$0.54	October 4, 2004	October 4, 2009
Jack W. Milligan	30,000	$0.28	January 15, 2003	January 15, 2008
	85,000	$0.28	August 13, 2003	August 13, 2008
	40,000	$0.54	October 4, 2004	October 4, 2009
Domenic Falcone	100,000	$0.35	February 27, 2004	February 27, 2009
	100,000	$0.28	August 13, 2003	August 13, 2008
Markus Christen	100,000	$0.28	January 15, 2003	January 15, 2008
	100,000	$0.28	August 13, 2003	August 13, 2008
Total Officers/Directors	905,000
Total Other	740,000	$0.28-$0.65	August 13, 2003 – March 29, 2005	March 22, 2006 – August 13, 2008
Total	1,645,000

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

	Shares Owned 6/30/2005	Shares Owned 6/30/2004	Shares Owned 6/30/2003
Brian Fairbank	5,371,203	5,371,203	1,506,333
Frank Diegmann	2,758,333	2,750,333	2,351,333

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 12/21/2005, the Company’s shareholders’ list showed 33,224,504 common shares outstanding and 356 registered shareholders; 33 registered shareholders were resident in Canada holding 26,836,294 common shares; 35 registered shareholders were resident in the United States holding 6,344,877 common shares; and two registered shareholders were resident in two other countries held 43,333 common shares.

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

In July 2003, the Company completed the acquisition of Blue Mountain Power Company (“BMP”); this supercedes a 5/30/2001 option agreement.  Pursuant to the earlier agreement, the Company agreed to pay cash, issued common shares and expend significant funds on the Blue Mountain Geothermal Project; and pursuant to the recent agreement, the Company issued 5,500,000 million shares to BMP shareholders upon the complete acquisition of BMP.  Brian D. Fairbank (President/CEO/Director of the Company) was President/Director of BMP and a significant shareholder of BMP (receiving 3,932,000 shares in the acquisition).  Jack W. Milligan (Director of the Company) was Secretary/Director of BMP and a significant shareholder of BMP (receiving 510,000 shares in the acquisition).  Frank Diegmann (major shareholder of the Company) was a major shareholder of BMP (receiving 407,000 shares in the acquisition).

Transactions of business with companies controlled by Officers/Directors or companies with common Officers/Directors in common were as follows during Fiscal 2004, Fiscal 2003 and Fiscal 2002:

	Fiscal 2005	Fiscal 2004	Fiscal 2003

Fees for administrative/professional services	$113,540	$ 98,484	$127,577
Fees for geological services	$651,111	$398,644	$30,143
Payments for office rent	Nil	$nil	$3,246
Amounts included in accounts payable	$160,401	$237,698	$92,446
Exploration Advances	Nil	$nil	$6,307
Acquisition of Capital Assets	nil	$nil	$721

Administration/professional services:	Fairbank Engineering
Geological services:	Fairbank Engineering
Office Rent:	International Choice Ventures Inc.
Accounts Payable:	International Choice Ventures Inc.
Exploration Advances:	Fairbank Engineering
Acquisition of Capital Assets:	Fairbank Engineering

Fairbank Engineering is a private company owned by Brian Fairbank.  International Choice Ventures Inc. is a public company where James Yates is the President/Director and Brian Fairbank is a Director.

Included in accounts payable for Fiscal 2005 and Fiscal 2004, respectively, were $160,401 and $237,698 owed to officers/directors.

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

  Fiscal 2005/2004/2003 Ended June 30th

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

Table No. 8

TSX Venture Exchange

Common Shares Trading Activity

	- Sales- Canadian Dollars
Period Ended	Volume	High	Low	Closing

Monthly
12/31/2005	858,590	$0.89	$0.71	$0.85
11/30/2005	667,723	$0.92	$0.77	$0.80
10/31/2005	1,169,474	$0.96	$0.75	$0.80
9/30/2005	1,521,524	$1.05	$0.93	$0.95
8/31/2005	2,590,820	$1.03	$0.76	$0.98
7/31/2005	1,921,820	$1.05	$0.76	$0.79

Quarterly
6/30/2005	5,168,247	$0.97	$0.42	$0.91
3/31/2005	2,320,471	$0.67	$0.50	$0.51
12/31/2004	2,268,398	$0.83	$0.60	$0.64
9/30/2004	1,666,170	$0.70	$0.50	$0.67

6/30/2004	1,317,700	$0.65	$0.45	$0.55
3/31/2004	1,814,000	$0.69	$0.30	$0.61
12/31/2003	568,203	$0.35	$0.23	$0.23
9/30/2003	465,874	$0.40	$0.25	$0.31

Yearly
6/30/2005	11,423,286	$0.97	$0.42	$0.91
6/30/2004	4,165,777	$0.69	$0.23	$0.55
6/30/2003	1,865,200	$0.46	$0.21	$0.25
6/30/2002	3,968,600	$0.44	$0.10	$0.40
6/30/2001	479,500	$0.20	$0.05	$0.15

Table No. 9 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last six months, the last eight fiscal quarters, and the last two fiscal years.

Table No. 9

OTC Bulletin Board

Common Shares Trading Activity

	- Sales- Canadian Dollars
Period Ended	Volume	High	Low	Closing

Monthly
12/31/2005	1,407,670	$0.75	$0.60	$0.74
11/30/2005	860,642	$0.79	$0.65	$0.70
10/31/2005	1,575,160	$0.82	$0.63	$0.68
9/30/2005	1,392,756	$0.98	$0.77	$0.84
8/31/2005	2,124,034	$0.87	$0.62	$0.81
7/31/2005	2,165,311	$0.89	$0.62	$0.62

Quarterly
6/30/2005	4,175,592	$0.80	$0.33	$0.74
3/31/2005	1,453,742	$0.57	$0.40	$0.43
12/31/2004	1,339,000	$0.72	$0.51	$0.51
9/30/2004	394,250	$0.59	$0.35	$0.59

6/30/2004	598,563	$0.50	$0.33	$0.42
3/31/2004	1,283,426	$0.55	$0.23	$0.50
12/31/2003	164,184	$0.30	$0.18	$0.25
9/30/2003	47,500	$0.35	$0.15	$0.23

Yearly
6/30/2005	7,362,584	$0.80	$0.33	$0.74
6/30/2004	2,093,673	$0.55	$0.18	$0.42

Stock Options

Refer to ITEM 6.E. and Table No. 4 and No. 6 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 12/31/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  There were 46 holders of the 5,000,000 share purchase warrants, 16 of whom were resident in Canada, 28 of whom were resident in the United States, and two international holder.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

September 23, 2004	1,500,000	1,500,000	$0.80	$0.80	September 23, 2006
March 22, 2005	3,500,000	3,500,000	$1.00	$1.00	March 22, 2007

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

10.G.  Statement by Experts   --- No Disclosure Necessary ---

10.H.  Document on Display   --- No Disclosure Necessary ---

10.I.  Subsidiaries

The following sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company’s current voting and equity interest therein:

  a.  Wholly-Owned Subsidiary

      Blue Mountain Power Company Inc.; Canada

  b.  Wholly-owned subsidiary

      Nevada Geothermal Power Company (formerly Noramex Corp.); Nevada, USA

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal period ended 09/30/2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of one Director and two independent Directors of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a “financial expert”.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company adopted a written code of ethics that deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

Fiscal Year ended June 30, 2004 and 2003 Principal Accountant Fees and Services	Fiscal Year 2005	Fiscal Year 2004

Audit Fees	$14,400	$12,990
Audit Related Fees	3,600	3,800
Tax Fees (1)	1,000	3,710
All Other Fees	-	-
Total	$19,000	$20,500

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

Audited Financial Statements

 Auditor's Report, dated 9/16/2005

 Consolidated Balance Sheets at 6/30/2005 and 6/30/2004

 Consolidated Statements of Loss and Deficit

   for the years ended 6/30/2005, 6/30/2004, and 6/30/2003

 Consolidated Statements of Cash Flows

   for the years ended 6/30/2005, 6/30/2004 and 6/30/2003

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

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:  Refer to ITEM #4, “Information on the Company”

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)

     CEO                                                                  72

     CFO                                                                  73

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

    Section 1350 of Chapter 63 of Title 18 of the United States Code:

     CEO                                                                  74

     CFO                                                                  75

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     --- No Disclosure Necessary ---

15.  Additional Exhibits:

     Incorporated by reference to Form 20-F Registration Statement and Form 6-K’s

Signature Page

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2005 and 2004, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

September 16, 2005

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements.  Our report to the shareholders, dated September 16, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

“Morgan & Company”

September 16, 2005

Chartered Accountants

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

	JUNE 30
	2005	2004

ASSETS

Current
Cash	$1,964,047	$984,429
Accounts receivable and GST recoverable	75,686	337,788
Marketable securities	91,610	-
Prepaid expenses	80,135	28,470
	2,211,478	1,350,687

Resource Property Costs (Note 3)	4,323,758	2,642,067

Long-term investments (market value $36,000, 2004 – nil)	87,000	-

Capital Assets (Note 4)	15,229	11,018

	$6,637,465	$4,003,772

LIABILITIES
Current
Accounts payable	$310,436	$404,766

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	11,267,579	7,474,528

Contributed Surplus (Note 6)	594,477	351,272

Deficit	(5,535,027)	(4,226,794)
	6,327,029	3,599,006

	$6,637,465	$4,003,772
Approved by the Directors:

“Brian D. Fairbank”	“Jack W. Milligan”

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED JUNE 30
	2005	2004	2003

Expenses
Accounting and audit	$19,030	$11,208	$12,470
Administration fees	73,300	64,878	56,240
Amortization	3,005	2,806	1,629
Bank charges and interest	906	3,697	349
Consulting	119,729	80,676	72,710
Conventions and publishing	99,748	33,708	52,215
Financing costs	-	-	15,000
Foreign exchange	9,362	105	-
Investor relations	128,554	71,197	72,469
Legal	67,708	46,152	65,570
News dissemination	349,146	9,812	2,071
Office and sundry	33,350	21,696	18,404
Rent and telephone	31,281	19,563	21,144
Site evaluation	945	3,204	3,960
Stock-based compensation	335,064	302,844	57,695
Transfer agent and regulatory fees	46,292	32,319	30,154
Travel and business development	61,685	32,740	8,522
Unrealized loss on market securities	106,999	-	-
Write off of mineral property	-	65,239	-

Loss Before The Following	1,486,104	801,844	490,602

Interest Income	(18,176)	(2,998)	-
Gain on disposal of subsidiary	(159,695)	-	-
Gain on sale of investments	-	(6,000)	-

Loss For The Year	1,308,233	792,846	490,602

Deficit, Beginning Of Year	4,226,794	3,433,948	2,943,346

Deficit, End Of Year	$5,535,027	$4,226,794	$3,433,948

Loss Per Share, Basic and diluted	$0.05	$0.05	$0.05

Weighted Average Number
Of Shares Outstanding	24,967,821	17,605,345	9,722,816

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30
	2005	2004	2003

Cash Flows From Operating Activities
Loss for the year	$(1,308,233)	$(792,846)	$(490,602)
Items not involving cash flows:
Stock-based compensation	335,064	302,844	57,695
Amortization	3,005	2,806	1,629
Gain on sale of investment	-	(6,000)	-
Unrealized loss on marketable securities	106,999	-	-
Write off of mineral property	-	65,239	-
Gain on disposal of subsidiary	(159,695)	-	-
Adjustments to reconcile net income (loss) to net cash used in operating activities
Decrease in exploration advances	-	6,307	80,595
Decrease in accounts receivable and GST recoverable	262,102	(330,293)	(3,778)
Increase in prepaid expenses	(51,665)	(21,294)	-
Decrease in accounts payable	(94,330)	194,150	115,792
	(906,753)	(579,087)	(238,669)

Cash Flows From Investing Activities
Resource property costs	(1,807,605)	(438,059)	(221,325)
Acquisition of capital assets	(7,216)	(7,186)	(721)
Cash acquired on acquisition	-	245	-
	(1,814,821)	(445,000)	(222,046)

Cash Flows From Financing Activities
Shares issued for cash	4,007,292	1,995,761	311,550
Share issuance costs	(306,100)	-	-
Share subscriptions received	-	-	129,117
	3,701,192	1,995,761	440,667

Increase (Decrease) In Cash	979,618	971,674	(20,048)

Cash, Beginning Of Year	984,429	12,755	32,803

Cash, End of Year	$1,964,047	$984,429	$12,755

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources.  The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business.  As at June 30, 2005, the Company has a working capital of $1,901,042, and has incurred losses totalling $5,535,027.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations.  Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities.  These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Noramex Corp, incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the province of British Columbia.  All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

b)

Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of-interest basis.  Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such reserves be found.  If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing.  The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income.

d)

Marketable securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value.  Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e)

Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%

f)

Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants.  Accordingly, the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus.  The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period.  Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

g)

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

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method.  Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations.  In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

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

3.

RESOURCE PROPERTY COSTS

The acquisition and exploration costs of the Company's properties are as follows:

	2005	2004

Pogo Area Project – Alaska	$-	$101,305
Blue Mountain Geothermal Project – Nevada	4,227,484	2,505,126
Pumpernickel Valley Geothermal Project – Nevada	15,159	35,636
Black Warrior Peak Project – Nevada	60,009	-
Other potential projects	21,106	-

	$4,323,758	$2,642,067

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3.

RESOURCE PROPERTY COSTS (Continued)

a)

Pogo Area Project

During the year ended June 30, 2005, the Company sold Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company which holds the claims for the Gobi/Portal and Mojave properties, to Running Fox Resource Corp. (“RUN”). The Company received 450,000 shares of RUN with resale restrictions. The following costs have been incurred by the Company on the Pogo Area project:

	2005	2004
Acquisition
Issue of shares	$-	$-

Deferred exploration
Property leases, permits and regulatory	-	-
Geological and geophysical	-	7,547
Costs incurred during the year	-	7,547

Proceeds from sale	(261,000)	-
Proceeds in excess of accumulated costs	159,695	-

Balance, beginning of year	101,305	93,758

Balance, end of year	$-	$101,305

b)

Blue Mountain Geothermal Project, Nevada, U.S.A.

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

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3.

RESOURCE PROPERTY COSTS (Continued)

b)

Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)

The components of the purchase price and allocation are as follows:

Purchase price
5,500,000 shares issued	$1,705,000
100,000 shares transferred	31,000
Acquisition costs and deferred expenditures incurred by the Company on the Blue Mountain Geothermal Project	383,567

$2,119,567

Allocation of purchase price
Current assets	$840
Resource properties	2,175,489
Capital assets	437
Current liabilities	(57,199)

$2,119,567

The following costs have been incurred on the project:

	2005	2004

Acquisition
Issue and transfer of shares	$-	$1,736,000
Option payment	-	-
	-	1,736,000
Deferred exploration
Property leases, permits and regulatory	23,637	22,437
Assaying	22,314	6,018
Geological and geophysical	620,213	363,131
Drilling	986,136	806,752
Feasibility study	24,994	-
Road maintenance	96,318	72,358
Camp supplies	143,033	58,653
U.S. Department of Energy grant	(194,287)	(943,790)

Costs incurred during the year	1,722,358	2,121,559

Balance, beginning of year	2,505,126	383,567

Balance, end of year	$4,227,484	$2,505,126

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3.

RESOURCE PROPERTY COSTS (Continued)

c)

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

•

5% of the gross proceeds of a sale of any substances in an arm’s length transaction

•

2% of the gross proceeds from the sale of or manufacture there-from of bi-products,

•

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)

•

Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest.  In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. In the first year, ISI must finance a $400,000 (CDN) work program, issue 100,000 shares and make a $10,000 (CDN) cash payment to maintain its option.

In addition, Noramex Corp., a wholly owned US subsidiary company of the Company, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$592,272 of the total budget of US$740,340. ISI will cover Noramex's cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work. Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3.

RESOURCE PROPERTY COSTS (Continued)

c)

Pumpernickel Valley Geothermal Project, Nevada (Continued)

The following costs have been incurred on the project:

	2005	2004
Acquisition
Lease payments	$9,519	$11,322

Deferred exploration
Assaying	815	-
Camp and field supplies	16,209	-
Geological and geophysical	416,759	24,314
U.S. Department of Energy grant	(334,778)	-
Inovision Solutions funding and option payments	(129,001)	-

Costs (recovery) incurred during the year	(20,477)	35,636

Balance, beginning of year	35,636	-

Balance, end of year	$15,159	$35,636

d)

Black Warrior Peak, Nevada, U.S.A.

The Company initiated field investigations at the Black Warrior project during the year and acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

The following costs have been incurred on the project:

	2005	2004
Acquisition
Lease payments	$12,759	$-

Deferred exploration
Camp costs and field supplies	9,691	-
Geological and geophysical	37,559	-

Costs incurred during the year	60,009	-
Balance, beginning of year	-	-

Balance, end of year	$60,009	$-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3.

RESOURCE PROPERTY COSTS (Continued)

e)

Other potential properties

The Company currently has a few potential properties under review and has decided to capitalize the costs, until it is deemed the properties are no longer worth pursuing.

The following costs have been incurred on the properties:

	2005	2004

Deferred exploration
Assaying	2,035	-
Camp costs and field supplies	2,331	-
Geological and geophysical	16,740	-

Costs incurred during the year	21,106	-

Balance, beginning and end of year	$21,106	$-

f)

Golden Sage and Dunn Glen, Nevada, U.S.A.

The Company held, through its subsidiary, Blue Mountain Power Company Inc., interest in the Golden Sage unpatented claims located in Humboldt County, Nevada, and leased property located in Dunn Glen, Nevada, from the U.S. Bureau of Land Management in Pershing County, Nevada.

During the year ended June 30, 2004, the Company abandoned its interest in these properties and wrote off its cost in the amount of $65,239.

4.

CAPITAL ASSETS

	2005	2004

Computer equipment	$23,861	$22,969
Office equipment	16,643	10,319
	40,504	33,288
Accumulated depreciation	25,275	22,270

Net book value	$15,229	$11,018

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

5.

SHARE CAPITAL

a)

Authorized:

100,000,000 common shares - no par value

25,000,000 first preferred shares - no par value

25,000,000 second preferred shares - no par value

b)

Common Shares Issued

	SHARES	AMOUNT

Balance, June 30, 2003	10,273,224	$3,612,383

For cash
Private placements	5,748,860	1,942,983
Options exercised	439,000	91,420
Warrants exercised	228,000	90,475
For Blue Mountain Power Company Inc.	5,500,000	1,705,000
Options exercised – stock option valuation	-	32,267

Balance, June 30, 2004	22,189,084	7,474,528

For cash
Private placements, net of financing costs	5,000,000	2,718,900
Options exercised	437,000	136,950
Warrants exercised	1,776,988	845,342
Rounding adjustment	2	-
Options exercised – stock option valuation	-	91,859

Balance, June 30, 2005	29,403,074	$11,267,579

During the year ended June 30, 2004, the Company completed a private placement and issued 4,520,000 units at a price of $0.35 per unit for proceeds of $1,582,000.  Each unit consisted of one common share and one share purchase warrant.  One whole warrant entitles the holder to purchase one common share at a price of $0.50 per share for a two-year period.

During the year ended June 30, 2004, the Company completed a private placement and issued 1,000,000 units at a price of $0.30 per unit for proceeds of $300,000 before issue costs of $20,243.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one common share at a price of $0.35 for the first six months and $0.40 for the following six months.

During the year ended June 30, 2004, the Company completed a private placement and issued 228,858 units at a price of $0.35 per unit for proceeds of $80,100.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one common share at a price of $0.40 for a one year period.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

5.

SHARE CAPITAL (continued)

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000.  Each unit consisted of one common share and one share purchase warrant.  One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period.  The Company granted 280,000 compensation options as a finder’s fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000.  Each unit consisted of one common share and one share purchase warrant.  One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

c)

Stock Options

As at June 30, 2005, the following share purchase options were outstanding:

	NUMBER			NUMBER
	OUTSTANDING		WEIGHTED	EXERCISABLE
	AT	REMAINING	AVERAGE	AT
EXERCISE	JUNE 30	CONTRACTUAL	EXERCISE	JUNE 30
PRICE	2005	LIFE	PRICE	2005

$0.10	138,000	0.98	$0.10	138,000
0.28	840,000	3.09	0.28	840,000
0.35	180,000	3.67	0.35	180,000
0.50	280,000	3.97	0.50	280,000
0.54	460,000	4.27	0.54	460,000
0.55	100,000	0.75	0.55	25,000
0.65	280,000	1.73	0.65	280,000
	2,278,000	2.87	0.41	2,203,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

5.

SHARE CAPITAL (continued)

A summary of the changes in stock options for the years ended June 30, 2004 and 2005 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2003	905,000	0.21

Granted	1,544,000	0.34
Exercised	(439,000)	0.21
Cancelled	(175,000)	0.28

Balance, June 30, 2004	1,835,000	$0.30

Granted	880,000	0.58
Exercised	(437,000)	0.31

Balance, June 30, 2005	2,278,000	0.41

d)

Share Purchase Warrants

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	WARRANTS	PRICE

Balance, June 30, 2003	277,277	$0.46

Issued	5,139,431	0.49
Exercised	(228,000)	0.40
Expired	(97,500)	0.40

Balance, June 30, 2004	5,091,208	0.49

Issued	5,000,000	0.94
Exercised	(1,776,988)	0.48
Expired	(125,790)	0.36

Balance, June 30, 2005	8,188,430	$0.77

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

5.

SHARE CAPITAL (continued)

Share purchase warrants outstanding at June 30, 2005:

NUMBER OF	EXERCISE	EXPRIRY
SHARES	PRICE	DATE
3,188,430	$0.50	April 14, 2006
1,500,000	0.80	September 23, 2006
3,500,000	1.00	March 22, 2007

8,188,430

e)  Escrow Shares

As at June 30, 2005, there are 1,998,900 shares held in escrow which are to be released over a three year period ending July 23, 2006.

6.

CONTRIBUTED SURPLUS

	2005	2004

Balance, beginning of year	$351,272	$80,695

Compensation options granted	335,064	302,844
Stock options exercised	(91,859)	(32,267)

Balance, end of year	$594,477	$351,272

7.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, GST recoverable, and accounts payable.  It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.  The fair value of the financial instruments approximates their carrying value.

8.

RELATED PARTY TRANSACTIONS

Transactions in the normal course of business with directors, companies controlled by directors or companies with directors in common were as follows:

	2005	2004

Fees for administrative and professional services	$113,540	$98,484
Fees for geological services	$651,111	$389,644
Amounts included in accounts payable	$160,401	$237,698

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

9.

INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2005	2004

Statutory tax rate	37%	37%

Loss for the year	$(1,308,233)	$(792,846)

Provision for income taxes based on statutory rates	(484,046)	(293,353)
Non-deductible differences	104,076	135,009
Resource property costs	(504,380)	(147,680)
Unrecognised tax losses	884,350	306,024

Income tax expense	$-	$-

The significant components of the Company’s future tax assets (liability) are as follows:

	2005	2004

Operating losses	$1,711,647	$954,022
Resource properties	-	-
	1,711,647	954,022
Valuation allowance for future tax assets	(992,741)	(800,093)

Net future income tax assets	718,906	153,929
Resource properties	(718,906)	(153,929)

Net future income tax liability	$-	$-

The Company has non-capital losses carried forward of approximately CDN$2,845,000 and US$1,593,000, that may be available for tax purposes.

Losses for Canadian tax purposes expire as follows:

2006	$215,000
2007	$238,000
2008	$184,000
2009	$293,000
2010	$456,000
2014	$454,000
2015	$1,005,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

9.

INCOME TAXES (Continued)

Losses for US tax purposes expire as follows:

2023	US$	40,000
2025	US$	325,000
2026	US$	1,228,000

10.

SUBSEQUENT EVENTS

Subsequent to June 30, 2005, the Company:

i)

Issued 258,000 common shares at prices from $0.10-0.54 from the exercise of incentive stock options

ii)

issued 753,145 common shares at a price of $0.50 per share upon the exercise of share purchase warrants.

11.

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

	2005	2004	2003

Loss in accordance with Canadian GAAP	$(1,308,233)	$(792,846)	$(490,602)

Deduct:
Unproven property interests and deferred expenditures incurred in the year (Canadian GAAP)	(1,807,605)	(2,164,742)	(221,325)
Adjustment to Canadian GAAP amount to record a US GAAP basis	-	704,226	-

Loss in accordance with US GAAP	$(3,115,838)	$(2,253,362)	$(711,927)

	2005	2004	2003

Loss per share (US GAAP)	$(0.12)	$(0.13)	$(0.07)

Weighted average shares outstanding (US GAAP)	24,967,821	17,605,345	9,722,816

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2005	2004	2003

Cash flows from operating activities
Loss in accordance with US GAAP	$(3,115,838)	$(2,253,362)	$(711,927)

Adjustments to reconcile loss to net cash used by operating activities
Shares issued and investments transferred for other than cash (Note 11(iv))	-	1,031,774	-
Write off of mineral property costs	-	55,922	-
Gain on sale of investments	-	(6,000)	-
Gain on disposal of subsidiary	(159,695)	-	-
Amortization	3,005	2,806	1,629
Stock based compensation	335,064	302,844	57,695
Unrealized loss on marketable securities	106,999	-	-
Change in Goods and Services Tax receivable	262,102	(330,293)	(3,778)
Change in prepaid expenses	(51,665)	(21,294)	-
Change in accounts payable	(94,330)	194,150	115,792
	(2,714,358)	(1,023,453)	(540,589)

Cash flows from investing activities
Proceeds on sale of investments	-	245	-
Exploration advances	-	6,307	80,595
Acquisition of capital assets	(7,216)	(7,186)	(721)
	(7,216)	(634)	79,874

Cash flows from financing activities
Shares issued for cash	3,701,192	1,995,761	311,550
Share subscriptions received	-	-	129,117
	3,701,192	1,995,761	440,667

Increase (decrease) in cash	$979,618	$971,674	$(20,048)

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2005	2004	2003

Shareholders’ equity (deficiency) – Canadian GAAP	$6,327,029	$3,599,006	$388,247
Option interests and deferred exploration expenditures	(4,323,758)	(2,642,067)	(477,325)

Shareholders’ equity (deficiency) – US GAAP	$2,003,271	$956,939	$(89,078)

Option interests and deferred exploration expenditures – Canadian GAAP	$4,323,758	$2,642,067	$477,325
Option interests and deferred exploration expenditures expensed per US GAAP	(4,323,758)	(2,642,067)	(477,325)

Option interests and deferred exploration expenditures – US GAAP	$-	$-	$-

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

ii)

Investments in shares with a trading restriction period of greater than one year are recorded at cost for Canadian GAAP purposes. For United States GAAP purposes, investments with a hold period of greater than one year are not classified as available for sale securities and are also recorded at cost.

Investments with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value.  For United States GAAP purposes, these securities are classified as trading securities and are recorded at market value at the reporting date.

As at June 30, 2005, there is no difference between the Canadian GAAP and the United States GAAP recorded values.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

iii)

In fiscal 2003, the Company had accounted for stock-based compensation using the intrinsic value method.  The following table presents pro-forma information related to loss and loss per share, under United States GAAP, as if the fair value method had been used:

June 30, 2003
Loss for the year – US GAAP	$ (790,109)
Loss per share	$ (0.08)

iv)

In fiscal 2004, the Company issued 5,500,000 common shares at a value of $1,705,000 (Canadian GAAP), and $1,000,774 (US GAAP).  For Canadian GAAP purposes, the amount of $1,705,000 was based on a valuation of the property interests, approved by Canadian regulatory authorities.  Blue Mountain Power Company Inc. and the Company are controlled by related persons.  Under US GAAP, the value ascribed to the shares, was the amount of expenditures previously made by Blue Mountain Power Inc. on the property interests.  The difference of $704,226 has been deducted, therefore, from the Canadian GAAP amount of $2,164,742 to arrive at the amount of $1,460,516 that would have been charged to operations under US GAAP.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.; SEC File No. 000-49917

Registrant

Dated: January 12, 2006

By /s/ Brian D. Fairbank_________________

Brian D. Fairbank, President/CEO/Director

Dated: January 12, 2006

By /s/ Don J.A. Smith __________________

Don J.A. Smith, CFO/Secretary