Form 20-F/A
period 2005-06-30
NEVADA GEOTHERMAL POWER INC
filed 2006-04-21
CIK 1177440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this Shell Company report ………………………………

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer __ Accelerated filer _Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                             Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __No xxx

EXPLANATORY NOTE

This Amendment No. 1 to our Form 20-F Annual Report for the fiscal year ended June 30, 2005 is being filed for the purpose of amending Item 4.D, “Property, Plant and Equipment” with respect to the correcting the annual Property Expenditure requirements for the Blue Mountain and Black Warrior projects. This amendment hereby replaces Item 4.D in the Company’s original Form 20-F Annual Report filed on January 13, 2006.

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

The Company has a 100% interest (subject to royalties) on underlying leases which are leased from Nevada Land and Resource Council (“NLRC”), Burlington Northern Santa Fe (“BNSF”), and the federal Bureau of Land Management (“BLM”). The Company also has applied for 2 additional leases from the BLM. The details of these leases which comprise the project are as follows:

Ownership	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per year

BNSF	640.00	03/01/04	02/29/14	(1)	(1)
BNSF	640.00	03/01/04	02/29/14	(1)	(1)
NLRC	638.80	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
BLM	663.76	04/01/04	03/31/14	(3)	(3)
BLM	654.68	08/01/04	07/31/14	(3)	(3)
BLM	654.88	08/01/04	07/31/14	(3)	(3)
BLM	649.44	08/01/04	07/31/14	(3)	(3)
BLM	672.24	08/01/04	07/31/14	(4)	(4)
BLM	666.70	08/01/04	07/31/14	(4)	(4)
BLM	650.32	Pending	Pending	(5)	(5)
BLM	650.32	Pending	Pending	(5)	(5)
Total	9,101.14

(1)

The Burlington Northern Santa Fe leases have payments of $5 per acre per year.

(2)

The NLRC leases have rental costs of $2 per acre in years 1 through 4; $6 per acre in years 5-10 +3% in year 7. Property Expenditure requirements are $10,000 in year 1; $20,000 in year 2; $50,000 in years 3 and 4; and $100,000 per year in subsequent years.

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

PumperNickel Geothermal Project

Geothermal Energy Exploration, Nevada, USA

In February 2004, the Company signed a Geothermal Lease Agreement with Newmont USA Limited, d.b.a. Newmont Mining Corporation (NYSE: NEM) (hereafter “Newmont”), covering five square miles of geothermal lands located in Humboldt County, north-central Nevada approximately ten miles from Newmont’s Lone Tree Mine.  The Company has filed lease applications on an additional four sections of federal land. The Company currently has a 100% interest (subject to production royalties) in 5 leases and has applied for a 100% interest in an additional 4 leases which are pending. The details of these leases, which comprise the project, are as follows:

#

Ownership	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per year
Newmont	615.09	02/13/04	02/13/14	(1)	(1)
Newmont	612.06	02/13/04	02/13/14	(1)	(1)
Newmont	640.00	02/13/04	02/13/14	(1)	(1)
Newmont	643.70	02/13/04	02/13/14	(1)	(1)
Newmont	640.00	02/13/04	02/13/14	(1)	(1)
BLM	640.00	Pending	Pending	(2)	(2)
BLM	600.00	Pending	Pending	(2)	(2)
BLM	640.00	Pending	Pending	(2)	(2)
BLM	640.00	Pending	Pending	(2)	(2)
Total	5,670.85

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

#

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

The details of these leases which comprise the project are as follows:

Ownership	County Located	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per year

NLRC	Washoe	695.01	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	700.52	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	754.24	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	615.52	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	440.00	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	695.01	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	640.00	08/01/04	07/31/14	(1)	(1)
BLM	Washoe	566.40	Pending	Pending	(2)	(2)
BLM	Churchill	640.00	Pending	Pending	(2)	(2)
	Total	5,746.70

(1)

The leases from NLRC have rental costs of $2 per acre in years 1 through 4; $6 per acre in years 5-10 +3% in year 7. Property Expenditure requirements are $10,000 in year 1; $20,000 in year 2; $50,000 in years 3 and 4; and $100,000 per year in subsequent years. Royalties due on the NLRC leases 3.5% of the gross revenues from the sale or use of electrical power. The Company has the right to purchase the royalty for US$1,000,000 not later than 6 months from the commencement of commercial production.

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

Nevada Geothermal Power Inc.; SEC File No. 000-49917

Registrant

Dated: April 20, 2006	By: /s/ Brian D. Fairbank
Brian D. Fairbank, President/CEO/Director