Form 20-F
period 2006-06-30
NEVADA GEOTHERMAL POWER INC
filed 2007-01-16
CIK 1177440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT")
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT For the fiscal year ended June 30, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE EXCHANGE ACT For the transition period from ____________ to ____________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT Date of event requiring this shell company report ___________

Commission file number 000-49917

NEVADA GEOTHERMAL POWER INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

click here for printer-friendly PDF version

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
Title of Class

The number of outstanding common shares as of June 30, 2006	53,202,171

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

YES ☐	NO ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

YES ☐	NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒	NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

☒ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐	NO ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.

YES ☐	NO ☐

TABLE OF CONTENTS

Page No.

	Forward Looking Statements	6

	Presentation of Financial Information and Other Information	6

PART I

ITEM 1	Identity Of Directors, Senior Management And Advisers	6

ITEM 2	Offer Statistics And Expected Timetable	7

ITEM 3	Key Information	7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	9
C.	Reasons For The Offer and Use of Proceeds	9
D.	Risk Factors	9

ITEM 4	Information On Our Company	15
A.	History and Development of Our Company	15
B.	Business Overview	16
C.	Organizational Structure	23
D.	Property, Plants and Equipment	23

ITEM 4A	Unresolved Staff Comments	37

ITEM 5	Operating And Financial Review And Prospects	37
A.	Operating Results	39
B.	Liquidity and Capital Resources	41
C.	Research and Development, Patents and Licenses, etc.	43
D.	Trend Information	43
E.	Off-Balance Sheet Arrangements	43
F.	Tabular Disclosure of Contractual Obligations	43
G.	Safe Harbor	43

ITEM 6	Directors, Senior Management And Employees	44
A.	Directors and Senior Management	44
B.	Compensation	47
C.	Board Practices	51
D.	Employees	52
E.	Share Ownership	53

ITEM 7	Major Shareholders And Related Party Transactions	54
A.	Major Shareholders	54
B.	Related Party Transactions	55
C.	Interests of Experts and Counsel	55

ITEM 8	Financial Information	55
A.	Consolidated Statements and Other Financial Information	55
B.	Significant Changes	56

ITEM 9	The Offer And Listing	56
A.	Offer and Listing Details	56
B.	Plan of Distribution	57
C.	Markets	57
D.	Selling Shareholders	57
E.	Dilution	57
F.	Expenses of the Issue	58

ITEM 10	Additional Information	58
A.	Share Capital	58
B.	Memorandum and Articles of Association	58
C.	Material Contracts	59
D.	Exchange Controls	61
E.	Taxation	63
F.	Dividends and Paying Agents	68
G.	Statement by Experts	68
H.	Documents on Display	68
I.	Subsidiary Information	68

ITEM 11	Quantitative And Qualitative Disclosures About Market Risk	69

ITEM 12	Description Of Securities Other Than Equity Securities	69

PART II

ITEM 13	Defaults, Dividend Arrearages And Delinquencies	69

ITEM 14	Material Modifications To The Rights Of Security Holders And Use Of Proceeds	69

ITEM 15	Controls And Procedures	69

ITEM 16	Reserved	69

ITEM 16A	Audit Committee Financial Expert	70

ITEM 16B	Code Of Ethics	70

ITEM 16C	Principal Accountant Fees And Services	71

ITEM 16D	Exemptions From The Listing Standards For Audit Committees	71

ITEM 16E	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers	71

PART III
		72
ITEM 17	Financial Statements

ITEM 18	Financial Statements	99

ITEM 19	Exhibits	99

	Signatures	103

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

As used in this Annual Report, the terms "we", "us", "our", and "NGP" mean Nevada Geothermal Power Inc. and our subsidiaries, unless otherwise indicated.  Our wholly-owned subsidiaries, Nevada Geothermal Power Company and Blue Mountain Power Company Inc., are referred to in this Annual Report as "Power Company" and "Blue Mountain Company", respectively.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

The information set forth in this Annual Report on Form 20-F is as at June 30, 2006 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to Nevada Geothermal Power Inc., are set forth in Item 5 of this Annual Report and in Note 12 to the accompanying Financial Statements of Nevada Geothermal Power Inc.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of resource production operations, projected quantities of future resource production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected results or the failure of equipment or processes to operate in accordance with specifications.  See "Risk Factors" for other factors that may affect our future financial performance.

PART I

ITEM 1

Identity of Directors, Senior Management and Advisers

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2

Offer Statistics and Expected Timetable

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3

Key Information

A.

Selected Financial Data

The following tables summarize our selected consolidated financial data (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The selected historical financial data for the last five fiscal years has been extracted from more detailed information and financial statements, including our audited consolidated financial statements for the fiscal periods ended June 30, 2006 and 2005, and for each of the years in the three years ended June 30, 2006 and the related notes, which appear elsewhere in this Annual Report.  The historical consolidated financial data as of June 30, 2004, 2003 and 2002, and for each of the years in the two years ended June 30, 2003, has been extracted from our audited consolidated financial statements not included in this Annual Report.

The selected historic financial information may not be indicative of our future performance and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the consolidated financial statements and the notes attached to those financial statements included elsewhere in this Annual Report.  Note 12 of our financial statements included with this filing sets forth the measurement differences where such information to be presented in conformity with United States generally accepted accounting principles (“United States GAAP”).  Results for the periods ended June 30, 2006 are not necessarily indicative of results for future periods.

Information in accordance with Canadian GAAP:

		Year Ended June 30
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	$(1,794,505)	$(1,486,104)	$(801,844)	$(490,602)	$(277,062)
	Per Share	$(0.04)	$(0.05)	$(0.05)	$(0.05)	$(0.04)
(c)	Total assets	$25,825,438	$6,637,465	$4,003,772	$541,664	$418,112
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$28,591,656	$11,267,579	$7,474,528	$3,612,383	$3,214,733
(f)	Weighted average number of shares	36,537,557	24,967,821	17,605,345	9,722,816	7,588,458
(g)	Total shareholders' equity (deficiency)	$23,826,567	$6,327,029	$3,599,006	$388,247	$380,487
(h)	Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
(i)	Net earnings (loss) for the period
	Total	$(1,605,372)	$(1,308,233)	$(792,846)	$(490,602)	$(277,062)
	Per Share	$(0.04)	$(0.05)	$(0.05)	$(0.05)	$(0.04)
(j)	Number of Shares	53,202,171	29,403,074	22,189,084	10,273,224	8,863,669

Information in accordance with United States GAAP:

		Year Ended June 30
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	$(6,709,251)	$(3,115,838)	$(2,253,362)	$(711,927)	$(408,429)
	Per Share	$(0.18)	$(0.12)	$(0.13)	$(0.07)	$(0.05)
(c)	Total assets	$16,397,801	$2,313,707	$1,361,705	$64,339	$162,112
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$28,591,656	$11,267,579	$7,474,528	$3,612,383	$3,214,733
(f)	Weighted average number of shares	36,537,557	24,967,821	17,605,345	9,722,816	7,588,45
(g)	Total shareholders' equity (deficiency)	$14,398,390	$2,003,271	$956,939	$(89,078)	$124,487
(h)	Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
(i)	Net earnings (loss) for the period
	Total	$(6,709,251)	$(3,115,838)	$(2,253,362)	$(711,927)	$(408,429)
	Per Share	$(0.18)	$(0.12)	$(0.13)	$(0.07)	$(0.05)
(j)	Number of Shares	53,202,171	29,403,074	22,189,084	10,273,224	8,863,669

We calculate loss per share using the treasury stock method.  Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations.  In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

Disclosure of Exchange Rate History

On December 29, 2006, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.1652.

For the past five fiscal years ended June 30, 2006, and for the period between June 1, 2006 and December 30, 2006 (calculated monthly), the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High
Year:
June 30, 2002	$1.5683	not applicable
June 30, 2003	$1.5069	not applicable
June 30, 2004	$1.3423	not applicable
June 30, 2005	$1.2448	not applicable
June 30, 2006	$1.1562	not applicable
Month:
June, 2006	not applicable	$1.0991 / $1.1241
July, 2006	not applicable	$1.1112 / $1.1415
August, 2006	not applicable	$1.1066 / $1.1312
September, 2006	not applicable	$1.1052 / $1.1272
October, 2006	not applicable	$1.1154 / $1.1384

Year/Month End	Average	Low/High
November, 2006	not applicable	$1.1275 / $1.1474
December, 2006	not applicable	$1.1415 / $1.1652

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry which may have a material impact on, or constitute risk factors in respect of, our future financial performance.  You should carefully consider the following risks and uncertainties in addition to other information in this Annual Report in evaluating our company and our business before purchasing shares of our company's common stock.  Our business, operating and financial condition could be harmed due to any of the following risks.

Forward Looking Statements

Much of the information included in this Annual Report includes or is based upon estimates, projections or other "forward looking statements".  Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below.  We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

Risks Relating to our Business

There is substantial risk that no commercially exploitable geothermal energy will be found and our business will fail.

The search for geothermal energy as a business is extremely risky.  We can provide investors with no assurance that our property interests contain commercially exploitable reserves.  Exploration is a speculative venture necessarily involving substantial risk.

Our development activities are inherently very risky.

The risks involved in the development of a geothermal resource cannot be over-stated.  Our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond our control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services.  If our drilling activities are not successful, we would experience a material adverse effect on our future results of operations and financial condition.

In addition to the substantial risk that wells drilled will not be productive, or may decline in productivity after commencement of production, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of well fluids, pollution and other physical and environmental risks are inherent in geothermal exploration and production.  These hazards could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environment damage and suspension of operations.  As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses.  We do not fully insure against all risks associated with our business either because such insurance is not available or because the cost of such coverage is considered prohibitive.  The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our financial condition and results of operations.

Proven reserves of geothermal energy on our properties.

Despite exploration and development work, our properties, other than Blue Mountain, are without a known geothermal reserve.  Substantial additional work is still required in order to determine if any economic geothermal reserves are located on these properties.  Even in the event commercial quantities of geothermal resources are discovered, the production facilities might not be brought into a state of commercial production.  Finding geothermal resources is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a geothermal resource once discovered is also dependent on a number of factors, some of which are particular attributes of the resource, such as size, and proximity to infrastructure, as well as energy prices. Most of these factors are beyond our control.  We are an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future.

Geothermal energy prices are subject to dramatic and unpredictable fluctuations.

The market price of geothermal energy is volatile and cannot be controlled.  If the price of electricity should drop significantly, the economic prospects of the projects that we have an interest in could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of geothermal resources are discovered, a profitable market may exist for the sale of same.  Factors beyond our control may affect the marketability of any geothermal resources discovered.  Prices have fluctuated widely, particularly in recent years.  The marketability of geothermal energy is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and exporting of energy sources, the effect of which cannot be accurately predicted.

Industry competition may impede our growth

Significant and increasing competition exists for the limited number of geothermal opportunities available.  As a result of this competition, some of which is with large established companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire additional geothermal projects on terms we consider acceptable.  Accordingly, there can be no assurance that our acquisition programs will yield any new geothermal projects.

Environmental and Other Regulatory Requirements

Our current or future operations, including development activities and production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing development, geothermal resources, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, project safety and other matters.  Companies generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and required permits will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests, and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required on terms that enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  We may be required to compensate those suffering loss or damage by reason of our activities, and may have civil or criminal fines or penalties imposed upon us for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of geothermal companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs, or reduction in levels of production, or abandonment, or delays in development of our business.

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations.

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against, which if such liabilities arise, they could reduce or eliminate profitability for our company.

Our operations may involve the use of dangerous and hazardous substances.  While extensive measures are taken to prevent discharges of pollutants in the ground water and the environment, and we believe that we maintain appropriate insurance for liability and property damage in connection with our business, we may become subject to liability for hazards that cannot be insured against or for which we may elect not to insure ourselves against due to high premium costs or other reasons.  Should such liabilities arise, they could reduce or eliminate our profitability, resulting in a decline in the value of our securities.  In the course of exploration, development and production, certain risks and, in particular, unexpected or unusual geological operating conditions, may occur.  It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Adverse claims on our title may adversely affect our business

Although we have taken reasonable precautions to ensure that legal title to our properties is properly documented, there can be no assurance of title to any of our property interests, or that such title will ultimately be secured.  Our property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The success of our business relies on our ability to retain others.

We are dependent upon outside sources for the leasing or renting of crucial drilling equipment, and related equipment, essential in the conduct of our business.  There can be no assurance that required equipment will be available to us when needed, can be leased or rented economically, or that such equipment will perform satisfactorily.

Risks Relating to Financial Matters

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until we are in commercial production.  We had cash and equivalents in the amount of $16,117,000 as of June 30, 2006, and approximately $6,615,000 as of November 30, 2006.  We estimate our average monthly operating expenses to be approximately $2,317,000 each month.  As a result, within three months we will need to generate revenues from our operations or acquire additional funding to meet our business objectives, through any or all of the joint venturing of projects, debt financing, equity financing or other means.  We cannot assure that viable geothermal energy reserves exist on the properties for extraction.  If we are unable to raise additional working capital, we may be forced to delay, scale back, or cease our activities.  If any of these actions were to become necessary, we might not be able to continue to operate our business.

We have limited financial resources and there can be no assurance that we will be able to obtain adequate financing in the future.  Failure to obtain such financing may result in a delay or indefinite postponement of further exploration and development of our projects.

We have limited financial resources and have no assurances that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements.  Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Fluctuation in foreign currency exchange rates may affect our results.

We maintain our accounts in Canadian dollars.  Our operations in Nevada may make us subject to foreign currency fluctuations.  Foreign currency fluctuations will only be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.  We do not at present, nor do we plan in the future, to engage in foreign currency transactions to hedge any exchange rate risks.

Risk Relating to Personnel

We are dependant on the services of certain key officers and consultants, namely Brian Fairbank, Kim Niggemann and Don J.A. Smith, and the loss of these key persons may have a materially adverse effect on our company.

Not all of our directors and officers have direct training or experience in geothermal energy projects, and as a result, they may not be fully aware of all (or any) of the specific requirements related to working within the industry.  Their decisions and choices may not take into account standard engineering or managerial strategies that geothermal companies commonly use.  Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm.

Our ability to continue our business, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel.  Loss of any of these people would have a material adverse effect on us.

Currently we do not have any key-personal life insurance.

Shortages of skilled labor, work stoppages or other labor disruptions at our operations could have an adverse effect on our profitability and financial condition.

Our continued operations require an adequate number of skilled workers such as engineers, trades people and equipment operators. We cannot assure you that we will be able to maintain an adequate skilled labor force or that our labor expenses will not increase. A shortage of skilled labor would require us to curtail our planned internal growth or may require us to use less skilled labor which could adversely affect our ability to perform work.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other companies.

Certain of our directors and officers may continue to be involved in a wide range of business activities through their direct and their indirect participation in corporations, partnerships or joint ventures.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of our company.  Our directors and officers with conflicts of interest will be subject to and will follow the procedures set out in the applicable corporate legislation.

Our articles indemnify our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors, as do indemnification agreements between us and our directors.  Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Risks Related to Investing in our Shares

Trading in our common shares on the TSX Venture Exchange and the OTCBB of NASDAQ  is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

The trading price of our shares has been and may continue to be subject to wide fluctuations.  Trading prices of our shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for geothermal energy companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted.  Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

There are also outstanding common share purchase warrants and options exercisable into 28,048,000 common shares which, if exercised, would represent approximately 34% of our issued and outstanding shares.  If all of these rights are exercised and all shares issued, such issuance would cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of our shares.

Trading of our stock may be restricted by the Commission’s "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The U.S. Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes.  We may be deemed to be a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income.  Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this Annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, many of our U.S. shareholders will be subject to the following adverse tax consequences:

-

they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

-	they will be required to pay interest on taxes allocable to prior periods; and
-	the tax basis of our capital shares will not be increased to fair market value at the date of their date.

Dividends

All of our available funds will be invested to finance the growth of our business and therefore investors cannot expect and should not anticipate receiving a dividend on our common shares in the foreseeable future.

ITEM 4

Information on our Company

A.

History and Development of NGP

We were originally incorporated under the laws of the Province of British Columbia, Canada on April 13, 1995 under the name "Blue Desert Mining Inc."  Since that time, we have had the following name changes:

-	On May 25, 2000, to "Canada Fluospar Inc."
-	On February 5, 2001, to "Continental Ridge Resources Inc."
-	On May 13, 2003, to "Nevada Geothermal Power Inc."

Our principal place of business is located at Suite 900-409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada.  Our telephone number is 604-688-1553, and our facsimile number is 604-688-5926.

Our agent in Nevada is Richard W. Harris, of the firm Harris & Thompson, of 6121 Lakeside Drive, Suite 260, Reno Nevada, 89511.

Our company is currently a reporting issuer under the securities laws of the Provinces of British Columbia and Alberta, Canada.

Principal Capital Expenditures/Divestitures For the Last Three Fiscal Years

Fiscal
2006	We incurred $5,125,000 in expenses that were capitalized as mineral interests costs. We sold marketable securities, the proceeds of which were $128,000.
2005	We incurred $1,808,000 in expenses that were capitalized as mineral interests costs.
2004	We incurred $439,000 in expenses that were capitalized as mineral interests costs.

Subsequent to our June 30, 2006 fiscal year end, we sold marketable securities, the proceeds of which amounted of $20,435.

Current and Planned Capital Expenditures/Divestitures

Our plan of operations for the next twelve (12) months includes the following elements:

-	Finalize negotiations with qualified investors to provide for working capital sufficient to carry out our plans.
-	Negotiate construction agreements regarding the engineering, procurement and construction of the Faulkner 1 plant.
-	Continue processing drilling permits.
-	Initiate formal discussions to sell renewable energy certificates.
-	Drill 6 production and 4 injection wells at Blue Mountain.
-	Continue evaluating the geothermal resource potential of Pumpernickel, Blue Mountain, Black Warrior and Crump Geyser.

-	Continue to seek and acquire additional geothermal resource properties and/or operations.
-	Complete a gravity survey at Crump Geyser, a seismic survey at Blue Mountain, and a Schlumberger survey at Black Warrior.

Project Financing - Our cash position as at December, 2006, is not adequate to fund our general operating activities through June 30, 2007.  As a result, we intend to seek $5 million to $7 million in bridge financing.  We will also have to obtain additional capital to construct the Blue Mountain power plant.  For that purpose, we estimate that we will require an infusion of between $110 million and $120 million to bring the Faulkner 1 power plan on line.  We expect we will raise additional financing through a combination of debt and equity.  We anticipate that some or all of the equity may be raised through the issuance of shares, exercise of existing outstanding warrants, and/or through the sale of ownership interest in tax credits and benefits.

Permitting - Our permitting activities are continuing as projects develop.  For more detailed information respecting the status of required permits for our Blue Mountain project, please refer to the heading "Property, plants and equipment" under Item 4.D. below.

Potential Acquisitions - We intend to continue our growth through the acquisition of leasehold interests in properties and/or property rights that we believe will add to the value of our geothermal resources.  Subsequent to our June 30, 2006 fiscal year end, we acquired leases covering approximately 1,930acres (3 sq. mi.) thereby expanding our Blue Mountain project.

Public Takeover Offers

During the current and previous fiscal year, we have not received any public takeover offers from third parties, nor have we made any such takeover offers.

B.

Business Overview

We are engaged in the business of developing renewable geothermal energy projects in Nevada and Oregon, to provide electrical energy that is clean, efficient and sustainable, in order to meet existing and future demands for power.

We currently hold 100% leasehold interests in three Nevada projects – our Blue Mountain, Pumpernickel and Black Warrior projects, and one Oregon project – our Crump Geyser project.

Geothermal energy is a clean, renewable and a generally sustainable energy source that, because it does not utilize combustion in the production of electricity, releases significantly lower levels of emissions, principally steam, than those that result from energy generation based on the burning of fossil fuels.  Geothermal energy is derived from the natural heat of the earth when water comes sufficiently close to hot molten rock to heat the water to temperatures of 300 degrees Fahrenheit (150 degrees Celsius) or more.  The heated geothermal fluid then ascends toward the surface of the earth where, if geological conditions are suitable for its commercial extraction, it can be extracted by drilling geothermal wells.

The energy necessary to operate a geothermal power plant is typically obtained from several such wells which are drilled using established technology that is in some respects similar to that employed in the oil and gas industry.  Geothermal production wells are normally located within approximately one to two miles of the power plant, as geothermal fluids cannot be transported economically over longer distances due to heat and pressure loss.  The geothermal reservoir is a renewable source of energy if natural ground water sources and re-injection of extracted geothermal fluids are adequate over the long-term to replenish the geothermal reservoir following the withdrawal of geothermal fluids, and if the well field is properly operated.  Geothermal energy projects typically have higher capital costs, primarily as a result of the costs attributable to well field development, but tend to have significantly lower variable operating costs, principally consisting of maintenance expenditures, than fossil fuel-fired power plants that require ongoing fuel expenses.

We have yet to determine which method of extraction we will employ at our plant at Blue Mountain.  Two methods are available to us.

The first is a "binary system" where geothermal fluid, either hot water (also called brine) or steam or both, is extracted from the underground reservoir and flows from the wellhead through a gathering system of insulated steel pipelines to a heat exchanger, which heats a secondary working fluid that has a low boiling point.  This is typically an organic fluid, such as isopentane or isobutane, which is vaporized and is used to drive the turbine.  The organic fluid is then condensed in a condenser which may be cooled by air or by water from a cooling tower.

The second system, known as a "flash system", is where geothermal fluid is extracted from the underground reservoir and flows from the wellhead through a gathering system of insulated steel pipelines to flash tanks and/or separators.  There, the steam is separated from the brine and is sent to a demister in the plant, where any remaining water droplets are removed.  This produces a stream of dry saturated steam, which drives a turbine generator to produce electricity. In some cases, the brine at the outlet of the separator is flashed a second time (dual flash), providing additional steam at lower pressure used in the low pressure section of the steam turbine to produce additional electricity.  Steam exhausted from the steam turbine is condensed in a surface or direct contact condenser cooled by cold water from a cooling tower.  The non-condensable gases (such as carbon dioxide) are removed through the removal system in order to optimize the performance of the steam turbines.  The condensate is used to provide make-up water for the cooling tower.  The hot brine remaining after separation of steam is injected back into the geothermal resource through a series of injection wells.  In some instances, the wells directly produce dry steam (the flashing occurring under ground). In such cases, the steam is fed directly to the steam turbine and the rest of the system is similar to the flash power plant described above.

Nature of company’s operations

To date, we have not commenced commercial operations.  Our activities have focussed on the development of renewable geothermal energy projects with an emphasis on the creation of a power plant  at Blue Mountain capable of producing up to 35 megawatts (gross), or more, of geothermal power.

Reference is made to the heading "Property, plants and equipment" under Item 4.D. below for information relating to development of our Blue Mountain, Pumpernickel, Black Warrior and Crump Geyser geothermal energy projects.

Description of the Market

The geothermal energy industry in the United States experienced significant growth in the 1970s and 1980s, followed by a period of consolidation of owners and operators of geothermal assets in the 1990s. The industry, once dominated by large oil companies and investor-owned electric utilities, now includes several independent power producers.  During the 1990s, growth and development in the geothermal energy industry occurred primarily in foreign markets, and only minimal growth and development occurred in the United States.  Since 2001, there has been renewed interest in geothermal energy in the United States as production costs for electricity generated from geothermal resources have become more competitive relative to fossil fuel-based electricity generation, due to the increasing cost of natural gas, and as legislative and regulatory incentives, such as state renewable portfolio standards, have become more prevalent.

Electricity generation from geothermal resources is currently concentrated in California, Nevada, Hawaii and Utah, although there are opportunities for development in other states such as Alaska, Arizona, Idaho, New Mexico and Oregon due to the availability of geothermal resources and, in some cases, a favorable regulatory environment in such states.

An additional factor fueling recent growth in the renewable energy industry is global concern about the environment.  Power plants that use fossil fuels generate higher levels of air pollution and their emissions have been linked to acid rain and global warming.  In response to an increasing demand for ‘‘green’’

energy, many countries have adopted legislation requiring, and providing incentives for, electric utilities to sell electricity generated from renewable energy sources.

Raw Materials, Suppliers and Subcontractors

We do not rely on any one supplier for the raw materials used in our activities, as all of such raw materials are readily available from various suppliers.

Seasonality

Project work in Nevada, including drilling and other surface surveys can be conducted at any time of year.  Winter weather is cold, but precipitation is low and snow does not accumulate significantly. Topography is moderate.

In 2006, widespread flooding occurred in low valley areas in Oregon as a result of unusually prolonged winter and spring rains.  Most of the flooding occurred east of our areas of interest, but could impact future efforts at our Crump Geyser property should similar conditions be encountered in the future.

Dependence

In contemplation of locating appropriate geothermal resources at Blue Mountain, we sought out and were awarded a power purchase contract.  On August 18, 2006, our wholly-owned subsidiary Power Company, entered into a long-term firm portfolio energy credit and renewable power purchase agreement with Nevada Power Company, an operating electric public utility.  Pursuant to the terms of this agreement, we will supply and deliver electrical energy (measured in MWh) that is generated from our Faulkner 1 plant to be constructed at the Blue Mountain project in Humboldt County, Nevada.  We have agreed that all of our energy product will be dedicated exclusively to the utility for a period of twenty years commencing immediately following the commercial operation date.  Commercial operation means that the Faulkner 1 plant has been constructed and has delivered energy to the Winnemucca substation or another new switching or transmission station mutually agreeable to us and to the utility.  We anticipate that the Faulkner 1 plant will commence operations sometime in 2009.

Marketing

Pursuant to the terms of the August 18, 2006 power purchase agreement described above, we have agreed to provide all geothermal energy generated by us at the yet-to-be-built Faulkner 1 plant to Nevada Power Company.

Competition

The power generation industry is characterized by intense competition from electric utilities, other power producers, and marketers.  In recent years, the United States in particular has seen increasing competition in power sales, in part due to excess capacity in a number of U.S. markets and an emphasis on short-term markets.  While the current demand for renewable energy is strong, this increased competition may contribute to a reduction in electricity prices for new renewable projects.

We also compete with companies engaged in the power generation business from renewable energy sources other than geothermal energy, such as wind power, solar power and hydro-electric power.

Regulation of the Electric Utility Industry

The following is a summary overview of the electric utility industry and applicable federal and state regulation, and should not be considered a full statement of the law or all issues pertaining thereto.

PURPA

The Public Utility Regulatory Policies Act of 1978 (“PURPA”) provides certain benefits described below, if a project is a “Qualifying Facility”.  There are two types of Qualifying Facilities: cogeneration facilities and small power production facilities. A small power production facility is a Qualifying Facility if (i) the facility does not exceed 80 megawatts, (ii) the primary energy source of the facility is biomass, waste, renewable resources, or any combination thereof, and 75% of the total energy input of the facility is from these sources; and (iii) the facility has filed with the Federal Energy Regulatory Commission (“FERC”) a notice of self-certification of qualifying status, or has filed with FERC an application for FERC certification of qualifying status, that has been granted.  The 80 megawatt size limitation, however, does not apply to certain types facility certified prior to 1995 and designated as “eligible” under Section 3(17)(E) of the Federal Power Act (“FPA”).

PURPA exempts Qualifying Facilities from regulation under the Public Utility Holding Company Act of 1935 (“PUHCA”) and most provisions of the Federal FPA and state laws relating to the financial, organization and rate regulation of electric utilities.  In addition, FERC’s regulations promulgated under PURPA require that electric utilities purchase electricity generated by Qualifying Facilities at a rate based on the purchasing utility’s incremental cost of purchasing or producing energy (also known as ‘‘avoided cost’’).

Pursuant to the Energy Policy Act of 2005, FERC has recently issued a final rule that will require Qualifying Facilities to obtain market-based rate authority pursuant to the FPA for sales of energy or capacity either (i) from facilities larger than 20 MW in size; (ii) pursuant to a contract executed after March 17, 2006 that is not a contract made pursuant to a state regulatory authority’s implementation of PURPA; or (iii) not pursuant to another provision of a state regulatory authority’s implementation of PURPA.  The practical effect of this final rule is to require Qualifying Facilities that are larger than 20 MW in size that seek to engage in non-PURPA sales of power (i.e. power that is sold in a manner that is not consistent with state implementation of PURPA) to obtain market-based rate authority from FERC for these non-PURPA sales.

The Energy Policy Act of 2005 also allows FERC to terminate a utility's obligation to purchase energy from Qualifying Facilities upon a finding that Qualifying Facilities have non-discriminatory access to either (i) independently administered, auction-based day ahead and real time markets for energy and wholesale markets for long-term sales of capacity; (ii) transmission and interconnection services provided by a FERC-approved regional transmission entity and administered under an open-access transmission tariff that affords non-discriminatory treatment to all customers, and competitive wholesale markets that provide a meaningful opportunity to sell capacity and energy, including long and short term sales; or (iii) wholesale markets for the sale of capacity and energy that are at a minimum of comparable competitive quality as markets described in (i) and (ii) above.  FERC has recently proposed a rule to implement these provisions of the Energy Policy Act of 2005.  This proposed rule, if enacted, would eliminate the mandatory purchase obligation of utilities that are members of four regional transmission organizations. None of our projects sell power pursuant to contracts with utilities in any of these four regional transmission organizations.  The proposed rule also would create a rebuttable presumption that a utility provides non-discriminatory access if it has an open access transmission tariff in compliance with FERC’s pro forma open access transmission tariff, which is currently under review by FERC to ensure that its provisions prevent undue discrimination in the provision of transmission service. Further, the proposed rule would provide a procedure for utilities that are not members of the four named regional transmission organizations to file to obtain relief from the mandatory purchase obligation on a service territory-wide basis, and would establish procedures for affected Qualifying Facilities to seek reinstatement of the purchase obligation.  The proposed rule would protect a Qualifying Facility’s rights under any contract or obligation involving purchases or sales that are entered into after August 8, 2005 but before FERC has determined that the contracting utility is entitled to relief from the mandatory purchase obligation. The proposed rule would also protect a Qualifying Facility's rights under any contract or obligation for the sale of energy in effect or pending approval before the appropriate state regulatory authority or non-regulated electric utility on August 8, 2005.

In addition, the Energy Policy Act of 2005 eliminates the restriction on utility ownership of a Qualifying Facility.  Prior to the Energy Policy Act of 2005, electric utilities or electric utility holding companies could not own more than a 50% equity interest in a Qualifying Facility.  Under the Energy Policy Act of 2005, electric utilities or holding companies may own up to 100% of the equity interest in a Qualifying Facility.

We anticipate that our projects will meet all of the criteria required for Qualifying Facilities under PURPA.

PUHCA

The Public Utility Holding Company Act (“PUHCA”) has been repealed, effective February 8, 2006, pursuant to the Energy Policy Act of 2005.  Although PUHCA was repealed, the Energy Policy Act of 2005 created a new Public Utility Holding Company Act of 2005 (PUHCA 2005).  Under PUHCA 2005, the books and records of a utility holding company, its affiliates, associate companies, and subsidiaries are subject to FERC and state commission review with respect to transactions that are subject to the jurisdiction of either FERC or the state commission.  If a company is a utility holding company solely with respect to Qualifying Facilities, exempt wholesale generators, or foreign utility companies, it will not be subject to review of books and records by FERC, provided that the company files an appropriate exemption form with FERC.  By virtue of being Qualifying Facilities that make only wholesale sales of electricity, Qualifying Facilities already are not subject to state commissions’ rate, financial and organizational regulations and, therefore, in all likelihood would not be subject to any review of their books and records by state commissions pursuant to PUHCA 2005.

FPA

Pursuant to the FPA, the FERC has exclusive rate-making jurisdiction over wholesale sales of electricity and transmission in interstate commerce.  These rates may be based on a cost of service approach or may be determined on a market basis through competitive bidding or negotiation.  Qualifying Facilities are generally exempt from the FPA.  If any of the projects fails to qualify as a Qualifying Facility, such project could also become subject to the full scope of the FPA and applicable state regulations.  The application of the FPA and other applicable state regulations to any of our projects could require our operations to comply with an increasingly complex regulatory regime that may be costly and greatly reduce our operational flexibility.

State Regulation

Qualifying Facilities that engage in wholesale sales of electricity to public utilities in Nevada, are not subject to rate, financial and organizational regulations applicable to electric utilities in those states.  We intend to sell electrical output under power purchase agreements to electric utilities (such as Nevada Power Company), which are regulated by their respective state public utility commission. Nevada Power Company is regulated by the Public Utilities Commission of Nevada.

Permits

Our drilling and exploration activities require us to comply with numerous federal, regional, state and local statutory and regulatory environmental standards and to maintain numerous environmental permits and governmental approvals.  We believe that we are in substantial compliance with such laws and regulations relating to our exploration activities. However, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance.

Environmental Laws and Regulations

We are subject to the provisions of the Clean Air Act, Endangered Species Act, Clean Water Act, Rivers and Harbors Act, National Historic Preservation Act, National Pollutant Discharge Elimination System, Resource Conservation and Recovery Act, the Nevada Revised Statutes, Nevada Administrative Codes and federal regulations.

Typically, however, geothermal operations can produce significant quantities of brine and scale, which builds up on metal surfaces in our equipment with which the brine comes into contact. These waste materials, most of which are currently re-injected into the subsurface, can contain various concentrations of hazardous materials, including arsenic, lead, and naturally occurring radioactive materials. We also use various substances, including isobutane, isopentane, and industrial lubricants, that could become potential contaminants and are generally flammable.  As a result, our projects are subject to numerous federal, state and local statutory and regulatory standards relating to the use, storage, fugitive emissions and disposal of hazardous substances. The cost of any remediation activities in connection with a spill or other release of such contaminants could be significant.

Although we are not aware of any mismanagement of these materials, including any mismanagement prior to the acquisition of some of our projects, that has materially impaired any of the project sites, any disposal or release of these materials onto project sites, other than by means of permitted injection wells, could result in material cleanup requirements or other responsive obligations under applicable environmental laws.

At this time, the company does not believe that the cost of compliance at the federal, state and local levels will be significant.

Incentive Programs

The United States extended a tax subsidy and increased the amount of the tax subsidy for companies that use geothermal steam or fluid to generate electricity as part of the Energy Policy Act of 2005 that became law on August 8, 2005.  The tax subsidy is a ‘‘production tax credit’’ of 1.9 cents per kilowatt hour.  It may be claimed for ten years on the electricity output of new geothermal power plants put into service now until December 31, 2008.  Production tax credits may improve our financial results.

C.

Organizational Structure

As at the date of this Annual Report, we have the following wholly-owned subsidiaries:

1.	Nevada Geothermal Power Company (formerly Noramex Corp.), a company incorporated in the State of Nevada; and
2.	Blue Mountain Power Company Inc. (formerly Powertec Development Company Ltd.), a company incorporated in the Province of British Columbia, Canada.

D.

Property, Plants and Equipment

Executive Offices

Since April 1, 2002, we rent approximately 2,100 sq. ft. of executive and administrative office space, located at Suite 900-409 Granville Street, Vancouver, B.C., V6C 1T2, for the sum of $3,300 per month.

We also rent approximately 300 sq. ft. of office space located at 1755 East Plumb Lane, Suite 101, Reno, Nevada, 89502, at a cost of US $300 per month.

We believe that our current office arrangements provide adequate space for our foreseeable future needs.

Area of Interest and Interests Held

The geothermal systems of Nevada and Oregon are located in the region known as the Basin and Range, an area linked to tectonic extension, rifting and high heat flow.  The Earth's crust in north-western Nevada is the thinnest in the Basin and Range and is characterized by extensive deep faulting and fracturing, which allows water to circulate in the hot, primarily volcanic rock formations.  All of our property interests lay in the Basin and Range.

Power Company, our indirectly held, wholly-owned subsidiary, is the exploration manager for all of our projects, and it holds all lease rights to federal lands and patented lands, as well as private lands.  The Federal Bureau of Land Management ("BLM") is empowered to grant lease rights on federal lands.  The Nevada Land and Resource Company, LLC ("NLRC") grants leases covering patented lands, while other lessors such as Burlington Northern Santa Fe ("BNSF"), Will DeLong ("DeLong"), The Crawford Ranch ("Crawford"), Newmont USA Limited, dba Newmont Mining Corporation ("Newmont"), Ormat Nevada, Inc. ("Ormat"), 1988 Stabb Living Trust ("Stabb"), LX Ranch Inc. ("LX Ranch"), O'Keeffe Ranch ("O'Keeffe Ranch") and RLF Nevada Properties, LLC ("RLF") have granted leases to us on private lands.

All leases grant surface rights, while those leases granted by NLRC also grant water rights.

Blue Mountain Project

Location

Our Blue Mountain property is located in north-central Nevada, 32 km (20 mi) west of Winnemucca, in Humboldt County.  Blue Mountain is 24 km (15 mi) from the power grid servicing all of the major power consumers in northern Nevada with interconnections to California and Idaho.  From Winnemucca, the property is accessible year-round via Jungo Road, an improvised gravel road that passes to the south of Blue Mountain.  At a point just west of Blue Mountain, a dirt road off Jungo Road leads north, about 5.5 km (3.5 mi) to the site.

Our plans call for the construction and operation of a power plant at Blue Mountain, which will be named the "Faulkner 1 Power Plant".  It is intended to be a state-of-the-art, near zero-emission, water-cooled, geothermal plant with >150°C (300°F) thermal water supplied by seven production wells.  Geothermal water will be re-injected to maintain reservoir pressure and productivity.  To date, negotiations have not commenced regarding construction of the Faulkner 1 plant, and likely will not until it is determined whether a "binary" or "flash" method of extraction will be utilized.

Leases

In July 2003, we acquired a 100% interest in and to the share capital of Blue Mountain Company, in a non-arm’s length transaction, from the shareholders of Blue Mountain Company, who included Brian Fairbank, Jack Milligan, and Mr. Fairbanks's wholly-owned companies Tywell Management Inc. and Fairbank Engineering Ltd.  As consideration for the acquisition, we issued an aggregate of 5,500,000 of our common shares, of which Mr. Fairbank received 3,932,000 shares, Mr. Milligan received 510,000 shares, and Frank Diegmann, formerly a major shareholder of NGP, received 407,000 shares.

At the time of acquisition, Blue Mountain Company held, through its wholly-owned subsidiary Power Company, geothermal leases covering 100% of 7,000 acres.  Subsequently, Power Company acquired geothermal leases covering an additional 3,984.5 acres.

Particulars with respect to our Blue Mountain leases are as follows:

Owner	Lease No.	Sections	Acreage	Expiry Date

BNSF (1)	187556	15, 23	1,280.00	February 28, 2014
NRLC (2)	189093	1, 11, 25, 35	2,532.28	March 30, 2013
BLM (3)	58196	14	663.76	March 31, 2044
BLM (4)	77668	10, 12, 22, 24, 26	3,297.94	July 31, 2014
BLM (4)	80086	16	650.32	July 31, 1016
BLM (4)	80159	28	650.32	July 31, 2016
Crawford (5)	Private	21	640.00	January 9, 2016
DeLong (6)	Private	27	640.00	April 14, 2016
RLF (7)	Private	13	640.00	March 30, 2013
			10,994.62
(1)	To keep these leases in good standing, we must pay BNSF the sum of US 5.00 per acre, per year.
(2)

This lease was granted for consideration of US $5,117.60.  To keep this lease in good standing, we must:

(a)

pay NLRC the following per acre, per year:

Years 1 through 4: US $2.00;
Years 5 through 10: US $6.00;
with payments increasing each year by 3%, commencing in Year 7; and

(b)

expend the following per acre, per year:

Year 1: US $10,000;
Year 2: US $20,000;
Year 3 and 4: US $50,000;
Year 5 and following: US $100,000.

Subject to the royalties described below, we have the option to purchase the surface rights from NLRC for the sum of US $100 per acre at any time on or before the fifth anniversary of this lease, and thereafter the purchase price will be increased by 3%.

(3)	This is a production lease. To keep this lease in good standing, we must pay BLM a minimum royalty of US $2.00 per acre, per year.
(4)	To keep these leases in good standing, we must pay BLM US $1.00 per acre, per year.
(5)

This lease was granted for consideration of US $2,560.  To keep this lease in good standing, we must:

(a)  pay Crawford US $4 per acre per year until expiry; and

(b)  expend the following towards exploration and development or pay to DeLong the sum equal to the difference between the work commitment expenditure obligation and actual expenditures:

Years 1 and 2: US $10,000;
Years 3 and 4: US $20,000;
Year 5: US $40,000.

Subject to the royalties described below, we have the option to purchase the surface rights from Crawford for the sum of US $125 per acre at any time on or before the fifth anniversary of this lease, and thereafter the purchase price will be increased by 3%.

(6)

To keep this lease in good standing, we must:

(a)  pay DeLong US $4 per acre per year until expiry; and

(b)  expend the following towards exploration and development or pay to DeLong the sum equal to the difference between the work commitment expenditure obligation and actual expenditures:

Years 1 and 2: US $10,000;
Years 3 and 4: US $20,000;
Year 5: US $40,000.

(7)

To keep this lease in good standing, we must:

(a)  pay RLF the following per acre, per year:

Years 1 through 4: US $2.00;
Years 5 through 10: US $6.00;
with payments increasing each year by 3%, commencing in Year 7.

(b)  expend the following per acre, per year:

Year 1: US $10,000;
Year 2: US $20,000;
Year 3 and 4: US $50,000;
Year 5 and following: US $100,000.

The above leases are the subject of a Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, bearing an effective date of June 1, 2006, the purpose of which is to unite the parties in collectively adopting a cooperative plan of development or operation, to more properly conserve natural resources and prevent waste.  The United States Department of the Interior approved this agreement on September 8, 2006.

In connection with the above leasehold interests, we are committed to paying the following royalties:

(a)

To NLRC and RLF:

-  3.5% of the gross revenues from the sale or use of electrical power; and
-  10% for the use of geothermal energy for by-products and non-electric products or commercial production.

We may purchase this royalty for US$1,000,000, at any time not later than 6 months following commencement of commercial production.

(b)

To BNSF:

-  5% from the sale of geothermal energy, less any sales, excise or other taxes imposed on the sale, and less the cost of transportation or transmission to the point of sale;
-  2% on the sale from the manufacture of any by-product, less taxes and transportation costs;
-  1.5-2.0% from the sale of electric power from geothermal energy, dependent upon the type of generating technology used, less taxes and transportation costs; and
-  5% from the use of geothermal energy at a commercial facility other than as an electric power generating facility.

(c)

To BLM:

-  5% from the sale of by-products;
-  5% from the sale of demineralised water; and
-  10% from the sale of steam, heat, or other energy.

A minimum royalty of US $2.00 per acre per year will be due beginning on or after the commencement of commercial production.

(d)

To Crawford:

-  3% of the gross revenues from the sale or use of electricity;
-  10% of the gross proceeds for energy for non-electric commercial purposes; and
-  10% on the sale of by-products.

For the sum of US $200,000 NGP may purchase 1.5% of the Crawford royalties by not later than six months following commencement of production.

(e)	To DeLong: - 3% of the gross revenues from the sale or use of electricity; - 10% of the gross proceeds for energy for non-electric commercial purposes; and - 10% on the sale of by-products.

Description, History and Development

In February, 2005, results from the thermal water chemistry flow test at hot slim reservoir well DB-2 showed a consistent indication of high temperature, possibly as high as 250°C (480°F), parent reservoir temperature supplying the moderate temperature zone in DB-2 via a very direct connection with little mixing with other fluids.

A large volume of hot water intersected in widespread drill holes suggests that there is a large volume of high temperature fluid flowing up along high angle fractures feeding the moderate temperature (150°C) reservoir.  Available thermal gradient and geological/structural information indicates that the "deeper hotter" source waters probably originate from 5,000-8,000 feet below ground over a large area west of the shallow thermal anomaly, migrating upward in a series of well known, north-south and north-easterly trending faults.

A string of four holes was drilled in the valley west of hot slim reservoir well DB-1 to intermediate depths and cased with cemented steel casing for fitting with blow out prevention equipment for well control and extension into high temperatures.  One or more of the holes will be extended to explore for the high temperature zone.

In August, 2005, a magnetic survey was completed.

In September, 2006 an interconnection study was completed by Sierra Pacific Power Company Regional Planning, which identifies the Winnemucca 120 kV Substation as the preferred connection point into the northern Nevada power grid.

In January, 2006, we completed a major environmental assessment of our Blue Mountain project, in order to obtain permits for eight initial production wells, and other deep exploration drilling sites.  Results from the assessment concluded that there are no impediments to drilling.  The required permits were subsequently obtained from the BLM in February, 2006.

In our initial program, which is on-going, we are working on drilling two 13-inch diameter production wells, with a possible third, to a depth of approximately 1,200 meters (4,000 ft) into the moderate temperature 148-165o C (300-330 o F) geothermal resource intersected in previous test holes.  Mighty Mole, an auger style drill, set 30” conductor pipe to approximately 15 meters (50 ft) on five of the exploration production well sites.  A water well rig was used to drill and set the 20” surface casing on Well 26A-14 to 171 meters (560 ft), on Well 38-14 to 142 meters (465 ft) and on Well 66-14 to 245 meters (805 ft).  A production drilling rig with a substructure to accommodate blow-out-prevention-equipment was used to complete Well 26A-14 to 858 meters (2,815 feet).  The 13 3/8” production casing was set in Well 26A-14 to 593 meters (1,946 ft).  A second production drilling rig was brought in to drill Well 38-14 and the 13 3/8” production casing was set at 517 meters (1,697 ft).  Currently, Well 38-14 is at 612 meters (2,008 ft) with the intention to deepen it another approximately 305 to 610 meters (1,000 to 2,000 ft).

One well will be extended to explore for a much hotter, 230 o C (450 oF) geothermal reservoir to a maximum depth of 2,000 meters (6,500 ft).  A super heated resource is predicted from the chemistry of shallow geothermal fluid samples obtained from flow tests at DB-2.  The high temperature resource, if confirmed, would have higher potential power output (i.e. >100 megawatt).

In January 2006, a detailed gravity survey was completed by Quantech Geosciences of Reno, Nevada.  The gravity survey effectively mapped the topography of subsurface bedrock and outlined buried faults.  The data is used in planning of production wells and water wells.

By July, 2006, two thermal gradient holes had been drilled at Blue Mountain.  TG-7 was completed to a depth of 1,650' (503 m.) with a maximum temperature of 271°F (133° C).  TG-12 was completed to 525' (160 m.) with a temperature of 169° F (76° C).

In September, 2006, a second drill rig was established 500 metres (1,500 ft) south to the second production test well site (Well 38-14).  At the new location, a 20-inch casing was set to 183 metres (600 ft).  Comparatively high temperature conditions and boiling water were encountered.

In October, 2006, we completed short-term production testing of our first full-diameter production well for the Faulkner 1 Power Plant.  Development well 26A-14 was tested for 60 hours including approximately 48 hours of full-open flow.  The well flowed unassisted at rates over 295 tonnes/hr (650,000 lb/hr) with enthalpy indicating a reservoir temperature of over 185°C (365°F). The temperatures are the highest yet encountered at Blue Mountain and temperatures are still increasing at the bottom of the well at 858 metres (2,815 ft).  Following the flow test, the well head pressure returned to the original pre-test shut in pressure within 24 hours, which has positive implications for the overall size of the resource and the reservoir capacity.  The test results from development well 26A-14, combined with geochemical analysis of geothermal brine produced from well DB-2 which predict up to 240°C (460°F) reservoir temperatures, show that high temperatures to support a flash turbine development may occur within 500- 1,200 metres (1,600-4,000 ft) of surface.  The first well took longer than anticipated due to drill equipment problems and complexities involved with controlled drilling through the production zone.

In December, 2006 the second production size development well 38-14 was only completed to a nominal depth of 2,008’ (612 m) due to excessive equipment breakdowns.  It is planned to deepen the well to a maximum total depth of 4,000’ (1,219 m) early in 2007.

A total of $4,747,451  was expended on our Blue Mountain project during the 2006 fiscal year.

Power Purchase Arrangements

On June 17, 2005, we submitted a power bid, based on our plan for a 30 megawatt plant, to Sierra Pacific Power Company (SPPC) and Nevada Power Company (NPC) in response to a request for proposal issued on May 4, 2005.  SPPC is the electric utility for most of northern Nevada and the Lake Tahoe area of

California, and NPC is the electric utility for most of southern Nevada.  In November, 2005, we were advised that our power proposal was favourably reviewed and was designated as "Tier 1", meaning, essentially, that negotiations could commence for a formal power purchase contract.  On August 18, 2006, we were awarded a 20 year power purchase agreement by Nevada utility NPC to provide up to 35 megawatt (gross), 30 megawatt (net) of geothermal power from a new geothermal power plant.  The power will be used by the utility to serve its customers in Nevada.  Approval for the agreement was received in September, 2006 from the Public Utilities Commission of Nevada and the Federal Energy Regulatory Commission, which we anticipate receiving at the end of February, 2007.

Under the terms of the agreement, we were required to provide NPC with a US $645,000 security deposit in the form of either a letter of credit or a cash deposit.  NPC has the right to draw upon these funds in the following circumstances: (i) if we fail to make any required payments under the contract; (ii) if the letter of credit is not renewed by the required date; or (iii) if certain conditions regarding the credit rating of the issuing financial institution are not met within seven days.  On October 16, 2006, a US $645,000 standby letter of credit was issued by the Royal Bank of Canada, the beneficiary of which is NPC.  The letter of credit expires on October 15, 2007, but is automatically renewable for additional one year periods until October 15, 2009, unless we are earlier notified by the Royal Bank of Canada of its intention not to renew the letter of credit.

Our subsidiary, Power Company submitted a second power bid for a Phase II 24 megawatt (net) (+/- 25%), geothermal plant at Blue Mountain to Sierra Pacific and Nevada Power in response to a request for proposal issued on September 5, 2006.  A short list of potential contenders for a new power purchase contract is expected to be announced in the Spring 2007.

Permitting

The following is a summary of permits that have been applied for, or will be required, in order to further the Blue Mountain project:

1.	A transmission line right-of-way application was submitted to the BLM in October, 2006. Approval is expected sometime between 9 to 24 months from the date of application.
2.	A request for an initial UEPA permit was submitted in November 2006 to the Public Utilities Commission of Nevada ("PUCN"). Approval is expected sometime in or after February, 2007.
3.

An application for an Amended UEPA Permit will be submitted to the PUCN subsequent to completion of the transmission line right-of-way environmental assessment or environmental impact statement.  Approval is expected to take four months.

4.

Application to the Bureau of Water Pollution Control for an Underground Injection Control Permit can begin while project production and injections systems are still in the conceptual and development phases.  Application was made in December, 2006 and processing time is expected to take six months.

5.

A request for an Air Quality Permit is expected to be made to the Bureau of Air Quality in January 2007, once preliminary levels of emissions can be determined.  Approval is expected to take six months.

6.

Following completion of facilities engineering, an application for a Chemical Accident Prevention Program Permit will be submitted to the Bureau of Air Pollution Control.  This permit is only required if we elect to construct a binary plant and requires pentane fluids to be used in the process.  If submitted, approval is expected to take six months.

7.

Following completion of facilities engineering, an application for a County Special Use Permit will be made to Humboldt and Pershing Counties.  Detailed drawings and specifications must accompany the application.  Processing time is expected to take three months.

Pumpernickel

Location

Our Pumpernickel property is located in north-central Nevada, approximately 30 km (20 mi) east of Winnemucca, in Humboldt County.  The property is accessible year round traveling from Winnemucca via Interstate Highway I-80, 24 km east to Golconda.  From Golconda 19 km due south, a well-maintained county gravel road leads into Pumpernickel Valley and the project area.  Variable and unimproved loose surface tracks provide further access to the western portion of the property.

Transmission grid access is 19 km (12 mi) from the Kramer Hill Substation on a 120 kV transmission line, and 14 km (9 mi) from a 690 kV transmission line of the northern Nevada power grid owned by Sierra Pacific Power Company, or 24 km (15 mi) over flat land to the Lone Tree Mine operated by Newmont.

Leases

We acquired our initial Pumpernickel interests in February, 2004, when we acquired five private geothermal leases from Newmont.

Particulars with respect to our Pumpernickel leases are as follows:

Owner	Lease No.	Sections	Acreage	Expiry Date

Newmont (1)	29-462-0003	3	615.09	February 12, 2014
Newmont (1)	29-462-0003	5	612.06	February 12, 2014
Newmont (1)	29-462-0003	9	640.00	February 12, 2014
Newmont (1)	29-462-0003	27, 33	1,283.70	February 12, 2014
BLM (2)	78124	10, 28, 34	1,898.06	May 31, 2016
BLM (2)	80070	32	640.00	July 31, 2016
Ormat (2) (3)	74855	8, 4 N 1/2	933.5	September 30, 2012
			6,622.41
(1)

To keep these leases in good standing, we must pay Newmont the following per acre, per year, which amounts are credited towards royalties due to Newmont upon the commencement of production:

Years 1 through 2: US $2.00;
Year 3 and following: US $3.00;
with payments increasing each year by 3%, commencing in Year 7.

(2)				To keep these leases in good standing, we must pay BLM US $1.00 per acre, per year.

(3)

We acquired this lease from Ormat for a for a one-time fee of US $15,000, and a commitment to use Ormat’s equipment at the Pumpernickel site.

Pursuant to the terms of a royalty agreement dated April 26, 2006 between Power Company, Ormat and Ehni Enterprises, Inc., we are required to pay to Ehni:

(a)  US $10,000 within ten business days of entering into a power purchase agreement with respect to this lease; and

(b)  a royalty, the particulars of which are more fully described below.

In connection with the above leasehold interests, we are committed to paying the following royalties:

(a)

To Newmont:

-  3.5% of gross proceeds from electrical power sales (less taxes and transmission costs);
-  5% of the gross proceeds of a sale of any substances in an arm’s length transaction;
-  2% of the gross proceeds from the sale of or manufacture there-from of bi-products; and
-  10% of net profits from the use of substances at a commercial facility other than an electric power generating facility.
Substances or electrical power used by us for operations at an on-site electrical generating plant or other commercial facility are not subject to royalties.

(b)

To BLM:

-  5% from the sale of by-products;
-  5% from the sale of demineralised water; and
-  10% from the sale of steam, heat, or other energy.

A minimum royalty of US $2.00 per acre per year will be due beginning on or after the commencement of commercial production.

(d)

To Ehni Enterprises, Inc.:

-  a royalty equal to 0.5% on gross revenues derived from the sale of electrical power, less taxes and costs.
For the sum of US $200,000 we may purchase the royalty from Ehni Enterprises, Inc., in stages culminating upon the commencement of commercial production under a power purchase agreement

We entered into an agreement with Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) on October 12, 2004, as amended February 14, 2006, pursuant to which Sierra GPC can earn a 50% joint-venture interest in the Pumpernickel project over a five-year period, in exchange for:

(a)	The payment to us of $120,000, $20,000 of which has been paid as of the date of this Annual Report;
(b)	The issuance to us of a total of 600,000 common shares of Sierra Geothermal, 200,000 of which have been issued as of the date of this Annual Report; and
(c)

expending a total of $5 million towards exploration and development on this project, in stages, the last payment of which is due December 14, 2009, and $395,000 of which has been expended as of the date of this Annual Report.

Description, History and Development

Previous work on the property dates back to 1974 when Magma Power Company drilled a 920 meter (3,071 ft) hole offsetting the hot springs about 150 metres (492 ft).  The temperature on the bottom was reported to have been 135°C (275°F) with the last 90 meters (300 ft) having a gradient of 160°C per km.  The University of Nevada System (UNS), under contract to the U.S. Department of Energy, completed an aerial assessment at Pumpernickel Valley in 1981–1982.  UNS field work included geologic reconnaissance, satellite imagery, hot spring geochemistry, air photo analysis, a 2 metre depth temperature probe survey, gravity survey, soil mercury survey, 35 metre (115 ft) temperature gradient drilling, and additional shallow 65-148 meter (213-485 ft) temperature gradient drilling.  Results of the UNS work provide knowledge of the structural framework; the major north-northeast trending Pumpernickel fault intersections seen in the UNS surveys, the high temperatures predicted at shallow depth by geothermometry, and temperature gradients provided impetus for a phased exploration drilling program to further assess the depth and quality of the geothermal resource.

Under the terms of an October, 2004 cost sharing agreement, the US Department of Energy (DOE) has agreed to fund 80% of exploration and drilling program costs of our Pumpernickel project.  Our joint venture partner, Sierra Geothermal Power Corp., will cover the remaining 20%.

In July, 2005, we completed an E-SCAN resistivity survey to map the deep geothermal source waters, which resulted in the first images of a potential underground geothermal reservoir.  In Phase I, a series of six 250 meter (820 ft) gradient wells were drilled to test the interpretation of the E-SCAN survey.  In Phase II, a deep core hole was drilled to a nominal depth of 1,200 meters (3,900 ft) to confirm the resource and perform flow and injection tests.  Results provided the first images of a potential underground geothermal reservoir. The main Pumpernickel E-SCAN anomaly shows the potential resource over an area of about three square miles with probable fluid upflow zones and drill targets defined along the Pumpernickel fault and a parallel structure concealed under valley sediments.  The hot spring locations and the hot magma power well are located within the E-SCAN anomaly reflecting the underlying potential reservoir.  The E-SCAN technique utilized at Pumpernickel is a technologically advanced, resistivity mapping technique which directly detects hot, high salinity geothermal waters that are highly conductive relative to normal groundwater.

In August, 2005, a magnetic survey was completed.  We utilize magnetic surveys to determine sub-surface structures, allowing for mapping and ultimately provides the information necessary to establish drill sites.

In November, 2005, four thermal gradient wells were completed.  Two wells were drilled to 305 metres (1,000 ft), one well to 360 metres (1,180 ft) and one well, the PVTG-3 was drilled to 488 metres (1,600 ft) and lined with 4 ½ steel casing. This procedure allows for well PVTG-3 to be re-entered and deepened.  Temperatures in wells continue to be measured, with well bore PVTG-3 providing the highest temperature at 81°C (178°F).  The new drilling corroborates, with earlier studies interpreting that widespread geothermal fluids are being channelled to the surface through range-front faults, and suggests that the site is an excellent prospect for discovery of an electricity-grade geothermal resource.  Additionally, the site is located in an area of reasonably well-developed infrastructure with no apparent environmental issues.  The drill program completed Phase I of a two-phase exploration program to establish the presence of a commercially viable geothermal resource.  The Phase I budget was approximately US $926,000, of which DOE was responsible for US $740,800 (80%) and our joint venture partner Sierra Geothermal Power Corp. was responsible for US $185,200 (20%).

In March, 2006, a sage grouse study was completed by SRK Consulting to determine that the federal leases then under application were not sage grouse habitat.  Pursuant to the terms of the April, 2006 Ormat agreement, Ormat has been given a right of first refusal to construct an electrical power plant at our Pumpernickel site.  If Ormat is ultimately successful in their bid to construct the plant, they will provide a "most favoured customer" price for such a facility on a first offer basis for the manufacture and construction of a binary geothermal power plant using Ormat's proprietary technology.

In February, 2006, we completed a geophysical survey at Pumpernickel.  The gravity survey, the geophysical method applied, is especially effective in mapping the topography of subsurface bedrock, outlining faults, and evaluating the thickness of the overburden.  The detailed survey was comprised of 282 stations in 14 E-W trending lines and covered the entire portion of the valley within the project area and the Pumpernickel Valley fault.  The final report is pending, however, a preliminary assessment of the data shows that the survey successfully defined the contact between the valley fill and the basement rocks, and most importantly it established the positions of valley faults and their relationship to the geothermal system.  The data showed a good correlation with the 2005 resistivity data.  The combined data will aid significantly in defining the boundaries of the geothermal reservoir and the subsequent design of the first production test wells, planned for 2006.

Phase II of the Pumpernickel exploration program will include a series of up to three 250 meter (820 ft) gradient wells to further define the geothermal anomaly, followed by a deep reservoir test well to confirm the presence of a commercially viable geothermal resource.

A total of $(15,159) was expended on our Pumpernickel project during the 2006 fiscal year.  This credit is a result of the U.S. Department of Energy grant in the amount of $377,682) and funding and option payments from Sierra Geothermal Power Corp. in the amount of $314,145).

Black Warrior

Location

Our Black Warrior property covers a land area of 262 km (10 mi2), and is located south and east of Black Warrior peak, in Washoe and Churchill Counties, Nevada.  Access to the property from Fernley, which is located only 30km south of the property, is via road 447, a loose surface road.  An alternative approach to the northern portion of the area includes Interstate Highway I-80 from Fernley to Brady's Hot Springs, then 28 km NW on loose surface road to Nightingale Mine area, and several km's south, along the road that follows the power line.

Leases

Particulars with respect to our Black Warrior leases, which also include surface and water rights, are as follows:

Owner	Lease No.	Sections	Location	Acreage	Expiry Date

NLRC (1)	189099	1, 3, 5, 7, 11, 29, 31, 35	Washoe Co. and Churchill Co.	5,066.69	July 31/2014
BLM (2)	79745	8	Churchill Co.	640.00	February 29, 2016
BLM (2)	78777	30	Washoe Co.	566.40	February 29, 2016
				6,273.09

(1)

This lease was granted for consideration of US $8,853.38.  To keep these leases in good standing, we must:

(a)

pay NLRC the following per acre, per year:

2: US $2.00;
Years 5 through 10: US $6.00;
with payments increasing each year by 3%, commencing in Year 7.

(b)

expend the following per acre, per year:

Year 1: US $10,000;
Year 2: US $20,000;
Year 3 and 4: US $50,000;
Year 5 and following: US $100,000.

(2)	To keep these leases in good standing, we must pay BLM US $1.00 per acre, per year.

In connection with the above leasehold interests, we are committed to paying the following royalties:

(a)

To NLRC:

3.5% of the gross revenues from the sale or use of electricity;
10% of the gross proceeds for energy for non-electric commercial purposes; and
10% on the sale of by-products.

We may purchase this royalty for US$1,000,000, at any time not later than 6 months following commencement of commercial production.

(b)

To BLM:

-  5% from the sale of by-products;
-  5% from the sale of demineralised water; and
-  10% from the sale of steam, heat, or other energy.

A minimum royalty of US $2.00 per acre per year will be due beginning on or after the commencement of commercial production.

Description, History and Development

This project is located within the "Corridor of Heat", a prolific power producing region of Nevada, which encompasses geothermal power plants having an aggregate production capacity of over 100 megawatt.  Four separate power lines cross the region with convenient interconnections to the power transmission grid at Marble Bluff Substation, 16 km (10mi) west, or 19 km (12 mi) south east of the Brady's Geothermal Power Plant Substation.

At Black Warrior, the potential for a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in ten wide spaced holes drilled by Phillips Petroleum in the early 1980's.  The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 meters (262°F at 1810 feet) with temperatures still increasing at the bottom of the hole.  Thus commercial resource temperatures may occur within 1,000 meters (3000 feet) of the surface.  The geology and regional fault structures appear to permit deep circulating ground water to be heated by anomalously high rock formation temperatures.

During the summer of 2005, we conducted field investigations at Black Warrior, which included preliminary work to prepare the site for a full Schlumberger survey.  A Schlumberger survey is a resistivity survey designed to detect the salinity of thermal fluids and/or associated rock alteration, and is standard practice in the search for geothermal resources.The investigations included limited testing of the Schlumberger survey at a few points.  It was determined that noise from overhead powerlines was not a problem in conducting the survey, and that a full Schlumberger survey of the area was appropriate.  We intend to carry out a full Schlumberger survey during our 2007 field season.

A total of $25,213 was expended on our Black Warrior project during the 2006 fiscal year.

Crump Geyser

Location

Our Crump Geyser property is a hot spring system located in Warner Valley, Lake County, north of Adel, Oregon, 53 km (22 mi) east of Lakeview Oregon, and 287 km (178 mi) north and west from Winnemucca, Nevada.  Access to the property is via Highway 140.

A transformer substation owned by Surprise Valley Electrification Corporation is located 0.35 (0.2 mi) to the west on Highway 140 at Adel

Leases

Pursuant to private geothermal lease agreements dated August 1, 2005 between each of LX Ranch, O'Keeffe Ranch, Stabb and Power Company, we leased geothermal lands located in south east Oregon.

Particulars with respect to our Crump Geyser leases are as follows:

Owner	Sections	Acreage	Expiry Date

LX Ranch (1) (4)	1, 2, 3, 10, 11, 14, 15, 35, 4, 9, 16	5,000	July 31, 2015
O'Keeffe Ranch (2) (4)	9, 10, 15, 16	733.76	July 31, 2015
Stabb (3) (4)	3, 4, 9, 10, 11, 15, 16, 22, 27, 34	1,471.84	July 31, 2015
		7,205.6
(1)			This lease was granted for consideration of US $10,000.
(2)			This lease was granted for consideration of US $1,467.52.
(3)			This lease was granted for consideration of US $2,943.68.

(4)

To keep these leases in good standing, we must:

(a)  pay each of LX Ranch, O'Keeffe Ranch and Stabb the following sums per acre per year until expiry:

First Anniversary:  US $2.06;
Second Anniversary:  US $2.12;
Third Anniversary:  US $2.18;
Fourth Anniversary:  US $4.00;
Fifth Anniversary:  US $4.12;
Sixth Anniversary:  US $4.24;
Seventh Anniversary:  US $4.37;
Eighth Anniversary:  US $4.50;
Ninth Anniversary:  US $4.64;
Tenth Anniversary: US $4.78;and

(b)  expend the following towards exploration and development, or pay to each of LX Ranch, O'Keefe Ranch and/or Stabb  the sum equal to the difference between the work commitment expenditure obligation and actual expenditures:

Year 1: US $10,000;
Year 2:  US $20,000;
Year 3:  US $30,000
Year 4: US $40,000;
Year 5 and each year until commercial production: US $50,000.

In connection with the above leasehold interests, we are committed to paying the following royalties to each of LX Ranch, O'Keefe Ranch and Stabb:

-  3.5% of the gross revenues from the sale or use of electricity;
-  10% of the gross proceeds for energy for non-electric commercial purposes; and
-  10% on the sale of by-products.

Provided that we have established a binary power plant utilizing hot water and/or steam at temperatures less than 355° F, and for the sum of US $500,000, NGP may purchase 1% of the LX Ranch royalties by not later than thirty-six months following commencement of production.

Description, History and Development

The Crump Geyser and main hot springs occur over a four mile interval along the western edge of Warner Valley and out into the valley a distance of about 3,000 feet.  A separate 2,600 acre area, called the northern geothermal zone, covers extensive hot springs also occurring along prominent segmented extensional faults.

In 1959, a 1,680-foot deep well drilled by Magma Power Company spontaneously erupted a few days after it was abandoned by Magma.  The well flowed 30 litres/second (500 gallons/minute) of boiling water 45 m (150 ft) into the air continuously for 6 months before reverting to a geyser erupting at regular intervals.  During the 1960’s the well was plugged with rocks to stem the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

Two geothermal zones have been documented on our leases in the Warner Valley.  The southern geothermal zone, which encompasses Crump Geyser, follows an extensive, north-trending and elongate mound of calcareous tufa with numerous hot springs, seepages and warm water marshes.  The zone is structurally controlled and located along and immediately east of a complex system of faults, which define the prominent western scarp of Warner Valley.  The northern geothermal zone is located along the northwestern shore of Crump Lake.  This zone is characterized by hot springs and seepages, which originate along the base of a complicated, segmented, NW-trending fault system.  Waters from several springs were sampled for geochemistry.  The geothermometers calculated from the geochemistry suggested a source water temperature of at least 170°C (338°F) reservoir.

In November, 2005, Northwest Wildlife Consultants completed a preliminary wildlife survey of the Crump Geyser project area, determining that there are no endangered species that would prohibit development.

From November, 2005 until the end of February, 2006, we conducted geophysical field studies, which included electrical resistivity, a Schlumberger survey, and a ground magnetometer survey.  Mapping determined an excellent regional structural environment.  Results indicate rifting with cross faults associated with hot springs, as well as specific structural permeability zones for testing by drilling

Based upon an independent review by outside consultants, for the purposes of providing a preliminary estimate of the minimum and most likely megawatt capacity of the Crump Geyser geothermal resource, we believe that:

•

The potential megawatt capacity of the Crump Geyser reservoir is estimated to have a minimum value of 40 megawatt (90% probability) for 20 years, and a most likely value of 60 megawatt for 20 years.  This capacity estimate is based on a volumetric estimate of heat in place which assumes an area of 5.4 to 16 km2 (most likely 10.7 km2), a reservoir thickness of 760 to 1,680 m (most-likely 1,070 m), and average reservoir temperature 140° to 160°C (most-likely 150°C).

•

The area is at the north-eastern end of the Basin and Range geologic province. Rocks exposed at the surface and likely to host the thermal reservoir at depth are volcanics that are at least a million years old. The thermal anomaly is accordingly expected to be the result of deep circulation (of groundwater) in a region of elevated heat flow.

•

A conceptual model of the resource suggests that the deep source fluid probably migrates up-dip, moving to the NE, within fractured volcanic strata of the gently SW-dipping Warner Mountains block (i.e. the hot water comes to the Crump area from the SW).  The depth of these strata is unknown, but probably at least 1.5 to 2 km.  This water migrates NE at depth until it reaches the steeply-dipping range-bounding fault, on the west side of Warner Valley, and steeply-dipping NW-trending cross-faults.  Permeability in the range-bounding fault zone, probably enhanced by the cross-faults, provides conduits for a rapid ascent to the surface. Some of the deeply migrating water may also cross the bounding fault and cross-faults and reside at commercially drillable depths beneath the valley, particularly along the west side."

A total of $363,521 was expended on our Crump Geyser project during the 2006 fiscal year.

We intend to advance the Crump Geyser project through reservoir drilling, testing and confirmation, project feasibility studies and ultimately electrical power production.

ITEM 4A.

Unresolved Staff Comments

Not Applicable.

ITEM 5

Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles, and has not been reconciled to United States Generally Accepted Accounting Principles.  The following discussion of our financial condition and results of operations for the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004 should be read in conjunction with our consolidated financial statements and related notes attached thereto.

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

The consolidated financial statements are prepared on the basis that we will continue as a going concern.  The going concern basis of presentation assumes we will continue in operation for the foreseeable future and will be able to realize our assets and settle our liabilities and commitments in the normal course of business.  Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable geothermal resources and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

During the 2006 fiscal year we instituted one change in our accounting policies. Up to our 2006 fiscal year, we had recognized fluctuations in the market values of our marketable securities by recording both unrealized losses and unrealized gains – provided that the carrying values of the marketable securities were still recorded at an amount below the original cost.  In order to avoid both upwards and downwards fluctuations in the carrying values, we now only recognize write downs below original cost in the market values.  This change was made for the fiscal 2006 year end.

We account for employee stock-based compensation and non-employee stock based compensation under the fair value method.  Pursuant to this method, we estimate the fair value of stock options and warrants granted using an option pricing model.  Assumptions used in an option pricing model include estimates of future market price volatility, expected life and dividends.  Although management used available historical information and current information to arrive at such estimates, different assumptions will create different option and warrant values.

Reconciliation to United States Generally Accepted Accounting Principles

We prepare our financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Differences between Canadian GAAP and US GAAP include:

-

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off.  Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production.  At this stage, our company has not yet identified economically recoverable reserves on any of its interests.  Accordingly, under US GAAP, all exploration costs incurred are expensed.

-

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

-

In fiscal 2004, we issued 5,500,000 common shares at a value of $1,705,000 (Canadian GAAP), and $1,000,774 (US GAAP).  For Canadian GAAP purposes, the amount of $1,705,000 was based on a valuation of the property interests, approved by Canadian regulatory authorities.  Blue Mountain Company and NGP are controlled by related persons.  Under US GAAP, the value ascribed to the shares was the amount of expenditures previously made by Blue Mountain Company on the property interests. The difference of $704,226 has been deducted, therefore, from the Canadian GAAP amount of $2,164,742 to arrive at the amount of $1,460,516 that would have been charged to operations under US GAAP.

A.

Operating Results

For the year ended June 30, 2006, we incurred a loss of $1,605,000 or $0.04 per share.  This compares to a loss for the year ended June 30, 2005 of $1,308,000 or $0.05 per share.  The main reason for this increased loss is that non-cash stock-based compensation, granted to directors, employees and consultants increased by $357,000 in a year to year comparison.  Non-cash stock-based compensation increased in 2006 as we added an additional director and an officer to our management executive team, and employed an investor relations firm for the final six months of the year.  In order to attract quality candidates, each of these three parties was awarded share purchase options.

With respect to administrative expenses, the increase in accounting and audit expenses is a timing issue with the prior years’ billing occurring much later.  Administrative expenses have increased with the hiring of our first employees.  Consulting fees have risen as a direct result of engaging a qualified individual in the role of chief financial officer and paying market rate directors’ fees.  Convention and publishing expenses rose as we produced our first annual report.  We also realized a foreign exchange gain as the Canadian dollar strengthened with respect to the US dollar during the fiscal year.  During the year, we sold 185,000 shares of Running Fox Resources realizing a gain of $62,780.  As these are non core holdings, it is our intention to liquidate, in an orderly fashion, all of the holdings of this company.  On a year to year comparison, our investor relations costs have declined by $43,000.  During the 2006 fiscal year, we delayed hiring an external firm for the first five months of the year and then hired Pro-Edge Consultants Inc. at a lower rate than the firm performing this task in fiscal 2005.  During fiscal 2006, liability insurance coverage was obtained for the first time and recorded the related expense.  Legal expenses rose during the year as the direct function of the large financing we completed in 2006.

The increase in rent and telephone expenses was caused by two factors.  In 2005, we shared our office space with another company.  This relationship ended in mid 2006 and consequently we now have larger premises.  The increased telephone costs are the result of the financing activities and the follow on drilling activities undertaken in Nevada.  The previously cited financing caused our transfer agency and regulatory fees to rise by $18,000.  Travel and business development expenses rose as our management traveled farther and more frequently pursuing various financing options during fiscal 2006.  During fiscal 2005, we had a net write down on the value of certain marketable securities.  There were no further write downs in fiscal 2006.  As well, interest income increased significantly in 2006 as we placed the proceeds of the financing in short term investments.

The increasing losses and increasing net losses reflect increased overhead expenses associated with our escalating exploration activities since 2003.  Similarly, the increases in total assets, on a year to year comparison, results from a combination of the capitalization of exploration costs and the increasing cash position that has resulted from the financing activities.  On a comparative basis, we have increased the relative level of these activities as a direct function of the successful results of our exploration program.

June 30, 2006 Compared to June 30, 2005

During the fiscal year ended June 30, 2006, we recorded interest income of $189,133, realized a gain of $62,780 from the sale of marketable securities, and recorded a foreign exchange gain of $143,837.  The Canadian dollar strengthened with respect to the U.S. dollar in the year.  This is in contrast with the previous year.  During the fiscal year ended June 30, 2005, we recorded other income of $177,871.

Expenses for the fiscal year ended June 30, 2006 were $1,794,505, up from $1,486,104 for the fiscal year ended June 30, 2005.  This increase is primarily due to increased stock-based compensation costs that rose to $692,059 from $335,064.

The net loss for the fiscal year ended June 30, 2006 was $1,605,372 or $0.04 per share as compared with a net loss for the fiscal year ended June 30, 2005 of $1,308,233 or $0.05 per share.

We expect to incur a net operating loss for the fiscal year ending June 30, 2007.

June 30, 2005 Compared to June 30, 2004

During the fiscal year ended June 30, 2005, we recorded other income of $177,871, $18,176 of which represents interest income, and $159,695 reflecting a gain on the sale of a subsidiary.  During the fiscal year ended June 30, 2004, we recorded only interest income of $2,998.

Expenses for the fiscal year ended June 30, 2005 were $1,486,104, up from $795,844 for the fiscal year ended June 30, 2004.  This increase is primarily due to increased stock-based compensation costs that rose to $335,064 from $302,844, investor relations, conventions and publishing and news dissemination costs of $577,448 (2004: $114,717), and consulting costs of $119,729 (2004: $80,676) primarily related to the preparation and review of a report on Crump Geyser, and implementation of new corporate governance policies.

The net loss for the fiscal year ended June 30, 2005 was $1,308,233 or $0.05 per share as compared with a net loss for the fiscal year ended June 30, 2004 of $792,846 or $.05 per share.

June 30, 2004 Compared to June 30, 2003

During the fiscal year ended June 30, 2004, we recorded interest income of $2,998, and a gain of $6,000 as a result of the sale of marketable securities.  During the fiscal year ended June 30, 2003, we recorded no other income.

Expenses for the fiscal year ended June 30, 2004 were $795,844, up from $490,602 for the fiscal year ended June 30, 2003.  This increase was primarily due to increased stock-based compensation costs that rose to $302,844 from $57,695, largely as a result of a change to recording fair value of stock compensation, and the write-off of mineral properties in the amount of $65,239.

The net loss for the fiscal year ended June 30, 2004 was $792,846 or $0.05 per share as compared with a net loss for the fiscal year ended June 30, 2003 of $490,602 or $0.05 per share.

Foreign Currency Exchange Rates

A significant portion of our business is conducted in currencies other than the United States dollar.  As a result, we are subject to exposure from movements in foreign currency exchange rates.  We do not currently engage in hedging transactions designed to manage currency fluctuation risks.  Please refer to Note 2.k) "Foreign Currency Translation" in our June 30, 2006 financial statements, which form a part of this Annual Report.

B.

Liquidity and Capital Resources

Cash and Financial Condition

We do not have operations that generate cash flow.  Our financial success relies on management’s ability to find economically viable geothermal resources.  This process can take many years and is largely based on factors that are beyond our control.

In order to finance our activities and corporate overhead, we are dependent upon investor sentiment remaining positive towards the geothermal business generally, and towards NGP in particular, so that funds can continue to be raised through the sale of our securities.  Many factors have an influence on investor sentiment, including a positive climate for geothermal development, a company’s track record and the experience and calibre of its management.  There is no certainty that further equity funding will be available at the times and in the amounts required to fund our activities.

To date, we have financed our activities through brokered and non-brokered private placements, and from the exercise of stock options and warrants.  Debt financing has not been used to fund acquisitions or development and we have no current plans to use debt financing.

We have no debt.  We do not have any unused lines of credit or other arrangements in place to borrow funds, and no off-balance sheet arrangements.  We do not use hedges or other financial derivatives.  Our financial instruments are all fully cashable at any time so there are no restrictions on availability of funds.

As of the fiscal period ended June 30, 2006, we had working capital of $14,368,000 (2005: $1,901,042; 2004: $945,921).  As of November 30, 2006, we had working capital of $5,000,000.  At June 30, 2006, we had $16,117,000 in cash and equivalents on hand (2005: $1,964,047; 2004: $984,429), and marketable securities in the amount of $133, 305 (2005: $91,610; 2004: $Nil).

Operating Activities

Cash used for operations during fiscal 2006 amounted to $762,405 (2005: $906,753; 2004: $579,087), and included a net loss of $1,605,372 (2005: $1,308,233; 2004: $792,846).

During this same period, significant adjustments included $692,059 in non-cash stock-based compensation (2005: $335,064; 2004: $302,844), amortization of $10,900 (2005: $3,005; 2004: $2,806), and a gain of $62,700 on the sale of securities (2005 and 2004: nil).

Investing Activities

During 2006, our cash outflows for investing activities was $5,022,211, (2005: $1,814,821; 2004: $445,000).  Most expenditures were in connection with our Blue Mountain project ($4,747,451), and Crump Geyser project ($363,521).

Financing Activities

During the fiscal year ended June 30, 2006, we raised a total of $18,412,851 (2005: $3,701,192; 2004: $1,95,761) comprised of $16,393,296 from the private placement of our securities, including non-cash consideration of $1,256,055, $264,540 through the exercise of stock options, and $1,755,015 from the exercise of warrants.  We also had interest income of $189,133, and received a grant from the United States Department of Energy in the amount of $377,682 to fund expenditures on our Pumpernickel project.  Additionally, our Pumpernickel joint venture partner, Sierra Geothermal Power Corp. advanced the sum of $284,145 to cover expenditures.

The above-referenced private placement consisted of the issuance of 19,666,667 units at a price of $0.90 per unit, for gross proceeds of $17,700,000 before issue costs of $2,562,759,. Each unit consisted of one common share and one share purchase warrant.  One warrant entitles the holder to purchase one common share at a price of $1.40 per share for a two-year period.  As a finance fee, we granted the agents the right to acquire up to 1,573,333 units at a price of $0.90 per unit until April 28, 2008.  Each of these units consists of one share ("Agents’ Shares") and one share purchase warrant, exercisable for one further common share ("Agents’ Warrant Share") for a period of two years at a price of $1.40 each.  The value of the agent’s units, aggregating $1,256,055, was calculated using the Black-Scholes option pricing model, with an interest rate of 4.16%, a dividend rate of 0%, a volatility of 70% and a two year term for both the common share portion and the warrant portion.

A total of 3,389,430 common shares and 743,000 common shares, respectively, were issued at various times throughout the 2006 fiscal year, upon exercise of share purchase warrants and stock options, for proceeds of $1,755,015 and 264,540, respectively.

Outstanding Share Data as of  November 30, 2006

As at June 30, 2006, we had 53,202,171common shares issued and outstanding, 663,900 of which were held in escrow pursuant to the terms of a June 30, 2003 escrow agreement between Nevada Geothermal Resources Inc. (sic), Computershare Investor Services Inc. and Brian D. Fairbank, John W. Milligan, Tywell Management Inc. and Fairbank Engineering Ltd.  These last shares were released from escrow on July 23, 2006.

As of June 30, 2006, the following rights to purchase our securities were outstanding:

(a)	stock options	3,483,000
(b)	share purchase warrants	24,465,667
(c)	Agents’ Shares	1,573,333
(d)	Agents’ Warrant Shares	1,573,333

Subsequent to our 2006 fiscal year end, we granted options, under our stock option plan, to acquire a total of 50,000 common shares with an exercise price of $0.76 per share expiring September 16, 2001.

Subsequent to our fiscal year end, stock options for the purchase of an aggregate of 150,000 common shares were exercised at a price of $0.54 each, for total proceeds of $81,000.

As of December 15, 2006, the following rights to purchase our securities were outstanding:

(a)	stock options	3,308,000
(b)	share purchase warrants	23,166,667
(c)	Agents’ Shares	1,573,333
(d)	Agents’ Warrant Shares	1,573,333
		29,621,333

As of December 15, 2006, our issued and outstanding share capital consisted of 53,352,171 common shares, which, when combined with 29,621,333  common shares issuable pursuant to rights granted to purchase our securities, would result in a fully-diluted share capital of 82,973,504 common shares.

C.

Research and Development, patents, licenses etc.

We do not currently, and did not previously, have research and development policies in place

D.

Trend Information

Historically, the geothermal industry in the United States has experienced significant growth followed by a consolidation of owners and operators of geothermal power plants.  During the 1990s, growth and development in the geothermal industry occurred primarily in foreign markets and only minimal growth and development occurred in the United States.  Since 2001, there has been increased demand for energy generated from geothermal resources in the United States as production costs for electricity generated from geothermal resources have become more competitive relative to fossil fuel generation due to increasing gas prices and as a result of newly enacted legislative and regulatory incentives, such as state renewable portfolio standards.  We see an increasing demand for energy generated from geothermal and other renewable resources in the United States, the rise in oil and gas prices, and further introduction of renewable portfolio standards as the most significant trends affecting our industry today and in the immediate future.

E.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

We have entered into operating leases for premises and geothermal resources.  Our minimum annual commitments in each of the next five fiscal years and thereafter (including work commitments) are as follows:

Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Future Mineral Property Costs	$10,085,803	669,312	2,096,899	2,826,342	4,493,250
Total	$10,085,803	669,312	2,096,899	2,826,342	4,493,250

We have no debt, and are not subject to any purchase obligations.

G.

Safe Harbor

Not applicable

ITEM 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following information relates to our directors and officers:

Brian D. Fairbank, B.A.Sc., P. Eng.
President, Chief Executive Officer
Director since April 1995

Mr. Fairbank is responsible for the day to day operations of NGP and our subsidiaries and for the development of our strategic direction.

Mr. Fairbank is a geological engineer, with 30 years of geothermal engineering, exploration and resource assessment, business management and project finance experience. He founded Fairbank Engineering Ltd. In 1986, specializing in international project development.  He was project manager through the discovery of Canada’s Meager Creek Geothermal Area (1978-1982), then operated by BC Hydro and Power Authority. He assisted in the development of a National Power Plan for Kenya, East Africa and subsequently consulted on a production drilling program which developed 60 megawatt of steam reserves to augment 45 megawatt of existing generating capacity at the Olkaria Power Station, Kenya. Mr. Fairbank is a long-standing member of the Geothermal Resource association and a Past President of the Canadian Geothermal Energy Association.

Don J.A. Smith, C.A., M.B.A.
Secretary and Chief Financial Officer Since October 2005

Mr. Smith is responsible for the financial supervision of the affairs and business of NGP and our subsidiaries

Since earning his Chartered Accountant designation in 1977, Mr. Smith has held a number of senior financial positions with both public and private companies. These positions have included CFO for Raisio Chemical Americas and more recently, CFO for Windsor Building Supplies.  Mr. Smith obtained his B.A. (Commerce) and M.B.A. from Simon Fraser University.

R. Gordon Bloomquist, Ph.D.
Director since March 2003

Dr. Bloomquist is a senior scientist and director of the Integrated Community Energy Program at Washington State University.  And, as director of Geothermal and District Energy Programs with the Washington State Energy Office, Dr. Bloomquist is responsible for all state geothermal policy decisions, technical assistance to geothermal resource developers, investigation of regional and local resources, and district heating feasibility studies and programs.

Dr. Bloomquist has consulted with a wide variety of private corporations and institutions on legislative issues for geothermal development, power generation, environmental regulation and regional geothermal resource assessment.  Dr. Bloomquist has been a visiting professor at the International School of Geothermics in Pisa, Italy since 1990, and a member of the Geothermal Resource Council since 1972 (past Chairman and President).

Richard G. Campbell, M.S. Chemical Engineer
Director since December 2005

Mr. Campbell has an extensive background in geothermal development and in the design, procurement, construction support and start-up of geothermal power plants.  Mr. Campbell is past President (1995-1996) and currently a director of the Geothermal Resources Council, one of the world’s premier geothermal associations, from which he received the Joseph W. Aidlin Award (2000) for Outstanding Contribution to the Development of Geothermal Energy.

Markus K. Christen
Director since January 2003

Mr. Christen is a senior financial executive with extensive experience in investment and commercial banking in the United States and internationally. He has been responsible and involved in raising over US $50 billion for projects in developed and emerging markets, including many geothermal plants.

Mr. Christen, born in Switzerland, received a law degree from the University of Zurich in 1981.  He joined Credit Suisse in Zurich in 1983.  As a member of senior management, head of Project Finance and Structured Finance for Credit Suisse, New York between 1989 and 1996, he successfully led a global expansion with teams based in London and Hong Kong. Mr. Christen was Managing Director of Credit Suisse First Boston, New York from 1997-2000, where he was responsible for the acquisition and execution of major project finance transactions on a global basis. In 2000, Mr. Christen established an independent financial advisory practice specializing in mergers, acquisitions and project finance.

Mr. Christen has extensive geothermal power industry contacts and project finance or project acquisition experience in Nevada (Brady, Desert Peak), California (Coso, Geysers, Salton Sea, East Mesa, Ormesa), Hawaii, Indonesia, and the Philippines (Mahanagdong, Malitbog Visayas, Upper Mahiao).

Domenic J. Falcone, CPA
Director since January 2004

Mr. Falcone is currently an independent financial consultant.  He was a founder of Geothermal Resource International Inc. (1971 to 1987), a power developer in California that played a significant role in building a viable U.S. geothermal industry.  Mr. Falcone has an extensive background in geothermal project finance, acquisitions and business development, and a broad knowledge of the independent power and energy industries.

As President and principal of Domenic J. Falcone Associates Inc. from 1991 to 1997, he provided project financing and financial services to the independent power, co-generation, solid waste and wastewater industries; he participated in arranging financing for resource and power development projects in excess of $200 million.

Mr. Falcone was Chief Financial Officer and Vice President of PG & E Energy Services during its start-up period and was President of Creston Financial Group (1991-1997).  Mr. Falcone received the Joseph W. Aidlin Award in 1991 from the Geothermal Resource Council recognizing his outstanding contribution to the development of geothermal resources.  Mr. Falcone is a long-standing member of the Geothermal Resource Council.

Jack W. Milligan, B.A.Sc., P. Eng.
Director since April 1995

Mr. Milligan is a civil engineer with 46 years of engineering and management experience in power plant and transmission line construction.  Mr. Milligan held senior management positions with the BC Hydro and Power Authority from 1949-1982, managing the Construction Division with responsibility for dam, power plant and transmission line installations during a period of major project construction (1974-1979) and the Meager Creek Geothermal Project.  Since 1982, Mr. Milligan has been an independent consultant to institutions, private corporations and mining companies.

James Ernest Yates
Director since December 1996

Mr. Yates is an independent businessman with 20 years of experience in corporate development and the financing of start-up resource companies.  Mr. Yates financed and developed to production the Crowfoot Lewis open-pit gold mine in Nevada.  Mr. Yates is the also a founder and President of Hycroff Realty Ltd., a company involved in real estate sales and development.

The following information relates to our non-director/officer senior management and consultants upon whose work we are dependent:

Kim Niggemann, B.Sc., Geologist
Project Director

Ms. Niggemann is our Project Director with responsibility for our day-to-day operations, scheduling, permitting, communications, program efficiency, budget control and data completeness.

Ms. Niggemann obtained a B.Sc. degree in geology from the University of New Brunswick in 1980 and worked with the Department of Natural Resources of New Brunswick, Shell Canada, and Home Oil in eastern Canada before joining Chevron Resources in Vancouver B.C. in 1981.  Chevron field projects included potash deposits in Cape Breton, mining exploration in the Yukon and British Columbia, and major field involvement in drilling at the Muddy Lake gold discovery.  Muddy Lake was later developed as the Golden Bear Mine.  She was also program director for Deep Blue No. 2 high-temperature, slim-hole drilling project at Blue Mountain, Nevada for Noramex Corp, with responsibility for permitting and drilling operations.

Ms. Niggemann took a sabbatical from mineral exploration in 1990.  In 2001, she obtained a Management Systems Certificate with honours from the British Columbia Institute of Technology (BCIT) and gained business management, project accounting, bookkeeping and consulting experience working on contacts for the Insurance Corporation of British Columbia (ICBC) and small businesses.

Ms. Niggemann resumed her geology career, joining Fairbank Engineering as a Project Manager in 2003.

Frank Misseldine, CPA
Geothermal Development Manager

Mr. Misseldine has primary responsibility for bringing our Blue Mountain project through to electric power production  Mr. Misseldine has over 20 years experience in geothermal power plan development and operations management.  He is knowledgeable in engineering, development, construction, government-related projects, permitting and land management, including power line right of ways.  Mr. Misseldine has worked with Caithness Corporation, Oxbow Power Services, EG&G Idaho, Duke Energy and Nevada Power Company.

Susan Petty, B.A., M.Sc., CE

Ms. Petty is an independent geothermal reservoir engineer with over 25 years of geothermal testing experience.  She has worked in the geothermal industry in the western United States since 1979 with EG&G Idaho, Well Production Testing, Caithnes Resources LLC, Coso Operating Company LLC.  Mr. Petty is also a principal of Black Mountain Technology, a company based in Seattle, Washington.

Ted Fitzpatrick, B.Sc.
Member, Board of Advisors

Mr. Fitzpatrick is an independent land consultant.  Mr. Fitzpatrick was formerly Regional Property Manager for the Atchison, Topeka and Santa Fe in Northern Nevada, and subsequently Vice President of Operations for the NLRC responsible for land leasing and geothermal leasing, business development, governmental liaisons, water and mineral rights, property sales and acquisitions involving 1.7 million acres of privately owned "Railroad Land" in Nevada.

Alexander (Al) Korelin, M.B.A.
Member, Board of Advisors

Mr. Korelin has been involved in the financial community since 1978, when he received his M.B.A. in Finance and International Trade from the University of Puget Sound, Washington. Since founding A.B. Korelin & Associates Inc. in 1982, he has assisted hundreds of companies with regulatory compliance, including conducting seminars in conjunction with the TSX Venture Exchange (formerly the Alberta Stock Exchange and Vancouver Stock Exchange) for companies wishing to register in the United States. Since, 1989 he has served on the board of directors of American Pacific Bank and several other companies.  Mr. Korelin provides stock market reports and public company profiles on radio in Portland, Oregon, and co-hosts the Korelin/Hartfield Report, a weekly one-hour business program.

Subsidiaries

The following persons are the directors and officers of our two wholly-owned subsidiaries:

Power Company	Brian Fairbank:	President, Secretary, Treasurer and Director
Blue Mountain Company	Gordon Bloomquist: Brian Fairbank: Jack Milligan:	Director President and Director Secretary and Director

Family Relationships

There are no family relationships between any of the persons named above.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

B.

Compensation

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our executive officers.  The following fairly reflects all material information regarding compensation paid to our executive officers, which has been disclosed to our shareholders under applicable Canadian law.

During our last three financial years ended, the following persons were and are our executive officers:

Name	Principal Position	From	To
Brian Fairbank	President Chief Executive Officer	Apr. 13/95 May 1/95	Present
Don J.A. Smith	Secretary and Chief Financial Officer	Oct. 6/05	Present
Jack W. Milligan	Secretary Treasurer Chief Financial Officer	May 1/95 Mar. 16/00 Jan. 14/04	Oct. 1/05 Jan. 14/04 Oct. 6/06

The following table sets forth all annual and long term compensation for services provided to us during the fiscal years ended June 30, 2006, 2005, and 2004:

Summary Compensation Table

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Brian D. Fairbank Canada President and CEO	2006 2005 2004	75,500 (1) 30,000 (2) 30,000 (2)	nil nil nil	nil nil nil	300,000 (3) 67,000 (3) 383,000 (3)	nil nil nil	nil nil nil	nil nil nil
Don J. A. Smith Canada Secretary and CFO	2006 2005 2004	45,000 (4) n/a n/a	nil n/a n/a	nil n/a n/a	150,000 n/a n/a	nil n/a n/a	nil n/a n/a	nil $6,500 n/a
Jack W. Milligan Canada Former Secretary and CFO	2006 2005 2004	nil nil nil	nil nil nil	nil nil nil	63,000 40,000 105,000	nil nil nil	nil nil nil	nil nil nil

(1)

Management fees paid to Fairbank Engineering Ltd ($12,500) and Tywell Management Inc. ($63,000), non-reporting companies controlled by Brian D. Fairbank.  Fees paid to Fairbank Engineering Ltd. For geothermal consulting services provided by employees of Fairbank Engineering Ltd., other than Mr. Fairbank, are not included in these figures.

(2)	Management fees paid to Fairbank Engineering Ltd.
(3)	Paid indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.
(4)	Paid to Mr. Smith as consulting fees.

The following table sets forth stock options granted by us during the fiscal year ended June 30, 2006, to our current executive officers:

Name	Securities Under Options Granted (#) (1)	% of Total Options Granted in Fiscal Year (2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
B. Fairbank	300,000	14.7%	$0.90	$0.89	Jan. 18/2011
D. Smith	150,000	7.3%	0.90	0.89	Jan. 18/2011

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2006 by our current executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#) (3)	Aggregate Value Realised ($) (4)	Unexercised Options at Fiscal Year-End (#) (5) (6) Exercisable/ Unexercisable (7)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (5) (6) Exercisable/ Unexercisable (7)
B. Fairbank	150,000	$114,540	600,000	$141,980
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of one of our common shares on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of our share capital. Options vest immediately upon granting.

(2)				Percentage of all options granted during the fiscal year.
(3)				Number of common shares acquired on the exercise of stock options.
(4)				Calculated using the closing price on the exercise date for a board lot of our common shares on the TSX Venture Exchange.
(5)				The figures relate solely to stock options.
(6)				The value of in-the-money options was calculated using the closing price for our common shares on the TSX Venture Exchange on June 30, 2006 ($0.83), less the exercise price of each option.
(7)				All such options are currently exercisable.

No options held by any executive officer were re-priced downward during our most recently completed financial year.

As of the date of this Annual Report, we have no compensatory plan or arrangement with respect to any director, officer, employee or consultant that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such person’s responsibilities following a change in control.

We not provide retirement benefits for directors, officers, employees or consultants. No funds were set aside or accrued by us during the fiscal year ended June 30, 2006 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Compensation of Directors

Following are our policies regarding the compensation of our directors and others:

(a)	We have no arrangements, standard or otherwise, pursuant to which directors are compensated by us or our subsidiaries for their services in their capacity as directors.
(b)	Directors and non-director committee members are compensated for their actual expenses incurred in the pursuance of their duties.
(c)	Directors may be compensated for services rendered as consultants or experts.
(d)	Directors may be awarded special remuneration, if such director undertakes any special services on our behalf, other than services ordinarily required of a director.
(e)	A committee chairman receives the aggregate sum of US $12,000 per fiscal year, regardless of the number of committee that such person may chair.
(f)	A non-chair committee member receives the aggregate sum of US $6,000 per fiscal year, regardless of the number of committees that such person may contribute to.

We carry $3 million in director and officer liability insurance.

During fiscal 2006, we paid $30,000 to Domenic J. Falcone Associates, Inc. pursuant to the terms of a letter agreement dated May 25, 2005, agreed and accepted on June 9, 2005, as amended, between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc.

The following table sets forth stock options granted by us during the fiscal year ended June 30, 2006, to our directors who are not also our executive officers:

Name	Securities Under Options Granted (#) (1)	% of Total Options Granted in Fiscal Year (2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
J. Milligan	63,000	3.1%	$0.90	$0.89	Jan. 18/2011

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2006 by directors who are not our executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#) (3)	Aggregate Value Realised ($) (4)	Unexercised Options at Fiscal Year-End (#) (5) (6) Exercisable/ Unexercisable (7)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (5) (6) Exercisable/ Unexercisable (7)
J. Milligan	60,000	$49,800	218,000	$74,850
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of one of our common shares on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of our share capital. Options vest immediately upon granting.

(2)				Percentage of all options granted during the fiscal year.
(3)				Number of common shares acquired on the exercise of stock options.
(4)				Calculated using the closing price on the exercise date for a board lot of our common shares on the TSX Venture Exchange.
(5)				The figures relate solely to stock options.

(6)	The value of in-the-money options was calculated using the closing price for our common shares on the TSX Venture Exchange on June 30, 2006 ($0.83), less the exercise price of each option.
(7)	All such options are currently exercisable.

No options held by a non-executive officer director were re-priced downward during our most recently completed financial year.

C.

Board Practices

The election and retirement of our directors are provided for in our articles.  An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election.  A director retains office only until the election of his successor.  The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine.  The election is by ordinary resolution of shareholders.  If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected.  Our last annual general meeting was held on November 30, 2006.

The Board is currently composed of seven directors, five of whom (Messrs. Campbell, Yates, Falcone, Christen and Bloomquist) are independent. The remaining directors (Messrs. Fairbank and Milligan) are not considered to be independent since they serve, or have recently served, as executive officers of NGP.

Our articles also permit the directors to add additional directors to the Board between annual general meetings as long as the number appointed does not exceed more than one-third of the number of directors elected at the last annual general meeting.  Individuals appointed as directors to fill casual vacancies created on the Board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

Our officers are re-elected at a directors’ meeting following each annual general meeting

We have established the following committees:

Audit	Compensation and Nominating	Corporate Governance	Acquisition
Domenic Falcone * Jack Milligan James Yates Richard Campbell	Gordon Bloomquist * Brian Fairbank James Yates	Domenic Falcone * James Yates Markus Christen	Richard Campbell Gordon Bloomquist Markus Christen Frank Misseldine + Larry Bandt +
* Chairman of the Committee;
+ Neither a director nor officer of NGP.

Audit Committee

Our Audit Committee is appointed by the Board, and its members hold office until removed by the Board, their resignation, or until our next annual general meeting, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee operates pursuant to a charter adopted by the Board, and reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls.  The audit committee also reports to the Board with respect to such matters and recommends the selection of independent auditors.

Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the B, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the Board.

Compensation and Nominating Committee

This committee is responsible for, among other things, undertaking an annual review of the efficiency of our organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management, and the performance of management.  It is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Corporate Governance Committee

This committee is responsible for monitoring the governance practices and procedures of our Board, as well as the effectiveness of the Board and all committees of the Board.

Acquisition Committee

This committee was formed to perform due diligence on potential acquisition opportunities.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

D.

Employees

In the fall of 2006, NGP hired two employees to perform administrative functions.  Previously, all employees were provided by Fairbank Engineering Ltd. ("FEL"), a non-reporting company controlled by Brian Fairbank.

Most recently, Nevada Geothermal Power Inc. entered into a technical consulting services agreement dated January 1, 2006 with FEL, pursuant to which FEL provides us with personnel, including geological and specialist technical personnel, and support staff.  As consideration for these services, FEL invoices us monthly at varying charge-out rates for its personnel.  FEL also receives its out-of-pocket expenses.  The term of this agreement commenced on December 1, 2005, and is effective for two years, automatically renewable thereafter for one year terms until otherwise terminated.

During the fiscal years ended June 30, 2006, 2005 and 2004, an average of 8, 6 and 4 people, respectively, were provided by FEL to satisfy our accounting, administrative, geological and technical needs.  Also during these fiscal years ended, FEL provided us with casual laborers for work on site at our various projects (2006: 3, 2005: 3, and 2004: 1)

Management services are provided to us by Brian Fairbank pursuant to the terms of a Management Consulting Services Agreement dated December 1, 2005 between Nevada Geothermal Power Inc. and Tywell Management Inc., a non-reporting company controlled by Brian Fairbank.  As consideration for these management services, Tywell receives the sum of $9,000 per month, plus GST, together with out-of-pocket expenses.  The term of this agreement is for one year, automatically renewable for further one year terms until otherwise terminated.

Pursuant to a consulting agreement dated October 1, 2005 between Nevada Geothermal Power Inc. and Don J.A. Smith, Mr. Smith provides a range of financial-related services in exchange for compensation in the amount of $5,000 per month, plus GST, together with out-of-pocket expenses.  On October 1, 2006,

Mr. Smith's remuneration increased to $5,500 per month.  The term of this agreement is for six months, automatically renewable for further six month terms until otherwise terminated.

Nevada Geothermal Power Inc. entered into a letter agreement with Domenic J. Falcone Associates, Inc. ("DJF"), the principal of which is Domenic Falcone, a director of NGP, dated May 25, 2005, agreed and accepted to on June 9, 2005, and as amended.  Pursuant to the terms of this agreement, DJF provides consulting services in exchange for fees and out-of-pocket expenses.  These consulting services are provided in connection with completion of the long term power purchase agreement, renewable energy credit agreement relating to Blue Mountain, and other services provided on a project by project basis.  As of November 30, 2006, a total of US $35,367 has been paid to DJF.

On May 19, 2005, Nevada Geothermal Power Inc. entered into a professional services agreement with Larry Bandt and Frank Misseldine, having an initial term of May 12, 2005 to June 20, 2005 pursuant to which Messrs. Bandt and Misseldine were engaged to provide NGP with consulting services relating to our project at Blue Mountain.  The term of this agreement has been extended on a month-to month basis since June, 2005.  In exchange for their services, Messrs. Bandt and Misseldine receive the sum of US $85 per hour, plus reasonable out-of-pocket expenses.

As far as we are aware, Fairbank Engineering Ltd. has not entered into a collective bargaining arrangement with any labor union or association.

Neither of our wholly-owned subsidiaries has any employees.

E.

Share Ownership

The following table sets forth the share ownership of our directors and officers, and includes the details of all options or warrants to purchase shares of NGP held by such persons as of December 15, 2006.  Beneficial ownership is determined in accordance with the rules of the Commission.  In computing the number of common shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 15, 2006, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name	Number of Common Shares (1)	Number of Common Shares Subject to Options or Warrants	Beneficial Percentage Ownership	Exercise Price	Expiry Date
Brian Fairbank	5,971,203	153,000 80,000 67,000 300,000	11.2%	$0.28 $0.35 $0.54 $0.90	Jan. 20/09 Feb. 27/09 Oct. 4/09 Jan. 18/11
Don Smith	150,000	150,000	0.3%	$0.90	Jan. 18/11
Jack W. Milligan	655,000	30,000 85,000 40,000 63,000	1.2%	$0.28 $0.28 $0.54 $0.90	Jan. 15/08 Aug. 13/08 Oct. 4/09 Jan. 18/11
James Yates	175,000	175,000	0.3%	$0.90	Jan. 18/11
Markus Christen	275,000	100,000 100,000 75,000	0.5%	$0.28 $0.28 $0.90	Jan. 15/08 Aug. 13/08 Jan. 18/11

Name	Number of Common Shares (1)	Number of Common Shares Subject to Options or Warrants	Beneficial Percentage Ownership	Exercise Price	Expiry Date
Gordon Bloomquist	745,000	50,000 150,000	1.4%	$0.54 $0.90	Oct. 4/09 Jan. 18/11
Richard Campbell	200,000	200,000	0.4%	$0.90	Jan. 18/11
Domenic Falcone	275,000	100,000 100,000 75,000	0.5%	$0.28 $0.35 $0.90	Aug. 13/08 Feb. 27/09 Jan. 18/11
(1) These figures include options and warrants exercisable within sixty days.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

On November 30, 2006, we renewed and adopted a new stock option plan (the "Plan"), which authorizes our Board to grant incentive stock options to directors, officers, employees and consultants of NGP and our associated, affiliated, controlled or subsidiary companies, subject to the terms of the Plan and in accordance with the rules and policies of the governing regulatory authorities

Under the Plan, we may reserve up to 10% of our issued and outstanding common shares (on a non-diluted basis) for the granting of options from time to time.  While a Tier 2 TSXV company, the number of common shares that may be reserved for issuance to any one person during any 12 month period shall not exceed 5% of our issued and outstanding share capital, or in the case of a consultant or investor relations employee, 2%.

As of December 15, 2006, the maximum number of shares reserved for issuance under the Plan was 5,335,217 common shares, of which a total of 3,308,000 have been granted, leaving 2,027,217 common shares available under the Plan for future granting.

ITEM 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As of December 15, 2006, we had 53,352,171 common shares issued and outstanding.  To the best of our knowledge, the following table sets forth persons known to us to be the beneficial owners of more than five (5%) of our common shares:

Name	Amount Owned	Percentage of Class
Brian D. Fairbank (1)	5,371,203	10.1%
(1)

Certain of these shares may be registered in the name of CDS & Co.  2,213,500 and 1,150,703 of these shares are registered in the names of Tywell Management Inc. and Fairbank Engineering Ltd., respectively, companies wholly-owned by Brian Fairbank.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of December 15, 2006, Computershare Investor Services Inc., our registrar and transfer agent, reported that we had 53,352,171 common shares issued and outstanding.  Of those common shares, 40,991,461 common shares were registered to Canadian residents (34 shareholders), 11,919,377 common shares were registered to residents of the United States (93 shareholders) and 441,333 common shares were registered to residents of other foreign countries (6 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements known to us, the operation of which may at a subsequent date may result in a change in the control of our company.

B.

Related Party Transactions

Other than as disclosed below or elsewhere in this Annual Report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2004 fiscal year to the date of this Annual Report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the three fiscal years ended June 30, 2006, 2005 and 2004, amounts due to related parties consisted of:

(a)	$154,139 to Tywell, a company owned by Brian Fairbank, a director and officer of NGP, for administrative and professional services (2005: $113,540; 2004: $98,484);
(b)	$556,710 to FEL, a company owned by Brian Fairbank, for the provision of technical and geological services (2005: $651,111; 2004:$389,644);
(c)	$117,921 included in accounts payable and advances (2005: $160,401; 2004: $237,698). These amounts are unsecured, non-interest bearing and have no fixed terms of repayment; and
(d)	$30,000 to Domenic Falcone, a director of NGP, for consulting services (2005: $1,950; 2004: $nil).

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 8

Financial Information

A.

Consolidated Statements and Other Financial Information

Financial Statements filed as part of this Annual Report

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

The following financial statements are filed as part of the Annual Report:

-	Independent Auditor’s Report dated October 5, 2006.
-	Consolidated balance sheets for the fiscal years ended June 30, 2006 and 2005.
-	Consolidated statements of loss and deficit for the fiscal years ended June 30, 2006, 2005 and 2004.
-	Consolidated statements of cash flows for the fiscal years ended June 30, 2006, 2005 and 2004.
-	Notes to consolidated financial statements

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property interests are the subject.  There are no legal proceedings to which any director, member of senior management or any affiliate of our company or any associate of any such director, member of senior management or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose.  We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.

Significant Changes

Other than as disclosed in this Annual Report, no significant change has occurred in our company’s financial statements since the financial year ended June 30, 2006.

ITEM 9

The Offer and Listing

A.

Offer and Listing Details

Price History

Following are the high and low market prices for our common shares for the periods indicated:

	TSX Venture Exchange		Over-the-Counter Bulletin Board *

Period Ended	High	Low	High	Low

2006
December	$0.80	$0.70	$0.68	$0.61
November	0.83	0.73	0.76	0.63
October	0.84	0.69	0.78	0.60
September	0.77	0.66	0.73	0.60
August	0.86	0.71	0.77	0.62
July	0.93	0.70	0.85	0.61
Annual June 30, 2006	1.25	0.70	1.25	0.60
4th Quarter June	1.25	0.71	1.07	0.64
3rd Quarter March	1.25	0.75	1.07	0.65

	TSX Venture Exchange		Over-the-Counter Bulletin Board *

Period Ended	High	Low	High	Low

2nd Quarter December	0.96	0.70	0.82	0.60
1st Quarter September	1.05	0.76	0.98	0.62
2005
Annual June 30, 2005	0.97	0.42	0.80	0.33
4th Quarter June	0.97	0.42	0.80	0.33
3rd Quarter March	0.67	0.50	0.57	0.40
2nd Quarter December	0.83	0.60	0.7	0.51
1st Quarter September	0.70	0.50	0.59	0.35
June 30, 2004	0.60	0.23	0.55	0.18
June 30, 2003	0.46	0.21	Not Applicable
June 30, 2002	0.44	0.10	Not Applicable
* Reflected in United States dollars.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

C.

Markets

On January 31, 1996, our common shares were listed for trading on the TSX Venture Exchange (formerly known as the CDNX, and the Alberta Stock Exchange).  Our trading symbol is "NGP", and we are classified by the TSX Venture Exchange as a Tier 2 company.

Since July 2003, our common shares have also traded on the Over-the-Counter Bulletin Board (OTCBB) of NASDAQ under the symbol "NGLPF".

Our common shares are also quoted on the Frankfurt Exchange in Germany under the symbol "A2V.F".

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 10

Additional Information

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

B.

Memorandum and Articles of Association

The information required by this section is incorporated by reference from our Registration Statement on Form 20-F Amendment No. 2, filed on February 3, 2003.

On November 30, 2005 we adopted new articles in order to conform with the Business Corporations Act, implemented in British Columbia, Canada on March 29, 2004 (the "BCBCA").

With respect to our directors, our Articles provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with NGP, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the BCBCA and shall abstain from voting in respect thereof.  This prohibition does not apply to:

(a)

any such contract or transaction relating to a loan to NGP, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b)	any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;
(c)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by us or our subsidiaries, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(d)	determining the remuneration of the directors;
(e)	purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or
(f)	the indemnification of any director by us.

Our Articles also provide that the directors may from time to time on our behalf borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of NGP, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of our property and assets (both present and future).  Variation of these borrowing powers would require an amendment to our Articles which would, in turn, require the approval of our shareholders by way of a special resolution.

A special resolution means a resolution cast by a majority of not less than 2/3 of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting of which notice as our Articles provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by each of our shareholders who would have been entitled to vote in person or by proxy at our general meeting, and a resolution so consented to is deemed to be a special resolution passed at our general meeting.

There is no requirement in our Articles or in the BCBCA requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director's qualification.

Holders of our common shares are entitled to vote at meetings of shareholders, and a special resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, rateably, to the remaining property of NGP upon our liquidation, dissolution or winding up, and such holders receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is an arrearage in the payment of dividends or sinking fund instalments.  There is no liability on the part of any shareholder to further capital calls by us nor any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the BCBCA or by our constating documents.

We are required to give our registered shareholders not less than 21 days notice of any general meeting held by us unless all such shareholders consent to reduce or waive the period.  In addition, we are obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting.  We then deliver, in bulk, proxy-related materials in amounts specified by the intermediaries.  None of our shares owned by registrants or intermediaries may be voted at our general meeting unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to us within the time limited by us for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in our Articles that would have an effect of delaying, deferring or preventing a change in control, and that would operate only with respect to a merger, acquisition or corporate restructuring involving NGP or any of our subsidiaries.

Securities legislation in our home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of our issued shares.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

Other than contracts entered into during the ordinary course of business, we have entered the follow material contracts during the past two years:

1.	Form of non-transferable share purchase warrant dated March 22, 2005 for the purchase of our common shares at a price of $1.00 per share until March 22, 2007.
2.	Form of subscription agreement (Alberta, British Columbia, Ontario, offshore residents) .
3.	Form of subscription agreement (United States residents).

4.

Form of non-transferable share purchase warrant dated April 21, 2006 for the purchase of our common shares at a price of $1.40 per share until April 21, 2008 (Alberta, British Columbia, Ontario, offshore residents).

5.	Form of non-transferable share purchase warrant dated April 21, 2006 for the purchase of our common shares at a price of $1.40 per share until April 28, 2008 (United States residents).
6.

Form of agent's compensation option dated April 28, 2006 for the purchase of underwriting units, comprised of our common shares and share purchase warrants, at a price of $0.90 per underwriting unit until April 28, 2008.

7.

Lease No. 187556, dated October 19, 1993, as amended March 31, 2003 and November 1, 2005, issued by Burlington Northern Santa Fe (formerly The Atchison Topeka and Santa Fe Railway Company) to Power Company regarding Blue Mountain.

8.	Lease No. 77668, dated August 1, 2004 issued by Federal Bureau of Land Management to Power Company regarding Blue Mountain.
9.	Lease No. 80086, dated August 1, 2006 issued by Federal Bureau of Land Management to Power Company regarding Blue Mountain.
10.	Lease No. 80159, dated August 1, 2004 issued by Federal Bureau of Land Management to Power Company regarding Blue Mountain.
11.	Geothermal Lease Agreement having an effective date of January 10, 2006, between Power Company and The Crawford Ranch regarding Blue Mountain.
12.	Geothermal Lease Agreement having an effective date of April 15, 2006, between Power Company and Will DeLong regarding Blue Mountain.
13.	Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, bearing an effective date of June 1, 2006.
14.	Geothermal Lease Agreement having an effective date of October 3, 2006, between Power Company and RLF Nevada Properties, LLC regarding Blue Mountain.
15.

August 18, 2006, power purchase agreement between Nevada Power Company, a subsidiary of Sierra Pacific Resources, and Power Company regarding Blue Mountain.  TO BE FILED IN PAPER WITH THE COMMISSION AS A CONFIDENTIAL DOCUMENT

16.	Lease No. 78124, dated June 1, 2006 issued by the Federal Bureau of Land Management to NGP regarding Pumpernickel.
17.	Lease No. 80070, dated August 1, 2006 issued by the Federal Bureau of Land Management to NGP regarding Pumpernickel.
18.	April 26, 2006 agreement regarding the sale and purchase of BLM Lease N 74855 between Ormat Nevada, Inc. and Power Company regarding Pumpernickel.
19.	Royalty Agreement dated April 26, 2006 between Power Company, Ehni Enterprises Inc. and Ormat Nevada, Inc regarding Pumpernickel.
20.

Option agreement dated October 12, 2004, as amended February 14, 2006, between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel.

21.	Lease No. 189099, dated August 1, 2004, amended May 1, 2005 and November 1, 2005 issued by Nevada Land and Resource Council to Power Company regarding Black Warrior.
22.	Lease No.79745, dated March 1, 2006 issued by the Federal Bureau of Land Management to Power Company regarding Black Warrior.
23.	Lease No.78777, dated March 1, 2006 issued by the Federal Bureau of Land Management to Power Company regarding Black Warrior.

24.	August 1, 2005 geothermal lease agreement between Power Company and Stabb regarding Crump Geyser.
25.	August 1, 2005 geothermal lease agreement between Power Company and LX Ranch regarding Crump Geyser.
26.	August 1, 2005 geothermal lease agreement between Power Company and O'Keeffe Ranch regarding Crump Geyser.
27.	Letter agreement dated May 25, 2005, agreed and accepted on June 9, 2005, as amended, between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc.
28.	Consulting agreement dated October 1, 2005 between Nevada Geothermal Power Inc. and Don J.A. Smith.
29.	Management consulting services agreement dated December 1, 2005 between Nevada Geothermal Power Inc. and Tywell Management Inc.
30.	Services agreement dated December 13, 2005 between Nevada Geothermal Power Inc. and Pro-Edge Consultants Inc.
31.	Technical consulting services agreement dated January 1, 2006 between Nevada Geothermal Power Inc. and Fairbank Engineering Ltd.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of our outstanding common shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See "Item 10 – Additional Information – E.  Taxation" below.

Except as provided in the Investment Canada Act (the "Investment Act"), which has provisions that govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Province of British Columbia or in our charter documents.

Our management considers that the following general summary fairly describes those provisions of the Investment Act pertinent to an investment in NGP by a person who is not a Canadian resident (a "non-Canadian").

The Investment Act requires a non-Canadian making an investment that would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Investment Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form that is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Investment Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not cured within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada.  If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest him/her/itself of control of the business that is the subject of the investment.  To date, the only types of business activities that have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries.

The following investments by non-Canadians are subject to notification under the Investment Act:

1.	an investment to establish a new Canadian business; and
2.	an investment to acquire control of a Canadian business that is not reviewable pursuant to the Investment Act.

The following investments by a non-Canadian are subject to review under the Investment Act:

1.

direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member "country investor" (the United States being a member of the WTO);

2.	direct acquisition of control of Canadian businesses with assets of $250,000,000 or more by a WTO investor;
3.

indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business.  Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Investment Act, includes an individual who is a national of a member country of the World Trade Organization, or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Investment Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

E.

Taxation

Material Canadian Federal Income Tax Consequences

Our management believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of NGP in connection with carrying on a business in Canada (a "non-resident "holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations") "the current" publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the" ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.

This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

No dividends have ever been paid by NGP.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of our company is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the "taxable capitol gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof.  We are a public corporation for purposes of the ITA and a common share of NGP will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of NGP.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time s/he ceased to be a Canadian resident elected to have the shares treated as taxable Canadian property, s/he will be subject to Canadian tax on any capital gain realized on disposition of our shares, subject to the relieving provisions of the Treaty described below.  Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions" whereby the holder exchanged property that was taxable Canadian property for our shares.

Where the non-resident holder realized a capital gain on a disposition of our shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for NGP;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by her/him when s/he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

the shares formed part of the business property of a permanent establishment or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following is a summary of United States federal income tax considerations material to a holder of our common shares who is a United States citizen or resident or a United States domestic corporation ("U.S. Investor").  The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to U.S. Investors and does not address the tax consequences of U.S. Investors subject to special provisions of federal income tax law.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service ("IRS") that are currently applicable, all of which are subject to change, possibly with retroactive effect.  There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein.

Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below.  Special rules will apply, for example, if you are:

-	an insurance company;
-	a tax-exempt organization;
-	a financial institution;
-	a person subject to the alternative minimum tax;
-	a person who is a broker-dealer in securities;
-	an S corporation;
-	an expatriate subject to Section 877 of the Code;
-	an owner of, directly, indirectly or by attribution, 10% or more of the outstanding common shares; or
-	an owner holding common shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common shares as "capital assets" within the meaning of Section1221 of the Code, and whose functional currency is the U.S. dollar.  The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

Dividends

For United States federal income tax purposes, the gross amount of a distribution, including any foreign withholding taxes, with respect to your common shares will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles.  For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company."  Non-corporate U.S. Investors are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to the common shares.  Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in your common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares.  You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common shares generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common shares, which is generally available for dividends paid by U.S. corporations.

A dividend distribution will be treated as foreign source income and will generally be classified as "passive income" or, in some cases, "financial services income" for United States foreign tax credit purposes.  For taxable years beginning after December 31, 2006, dividends will generally constitute "passive category income" but could, in the case of certain U.S. Investors, constitute "general category income."  The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Dispositions of Common Shares

Subject to the discussion below of the consequences of being treated as a passive foreign investment company, gain or loss realized by a U.S. Investor (other than a ten percent shareholder) on the sale or other disposition of common shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such U.S. Investor’s basis in the common shares and the amount realized on the disposition.  In general, such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the common shares for more than one year at the time of the sale or exchange.  If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax.  Limitations may apply to your ability to offset capital losses against ordinary income.

In general, gain from a sale, exchange or other disposition of the common shares by a U.S. Investor will be treated as U.S. source income.  Therefore, the use of foreign tax credits relating to any foreign taxes imposed upon such sale may be limited.  You are strongly urged to consult your own tax advisors as to the availability of tax credits for any foreign taxes withheld on the sale of common shares.

Special United States Federal Income Tax Considerations

Passive Foreign Investment Company.  We have not been a passive foreign investment company ("PFIC") for United States federal income tax purposes for prior taxable years and we believe that we will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change.  We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our common shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% of our assets are attributable to assets that produce or are held for the production of passive income.  In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the "look-through" rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  Because we are not publicly traded as defined under the statute and regulations governing PFICs, and are not a controlled foreign corporation ("CFC"), we would apply the 50% asset test based on fair market values unless we elect to use the adjusted tax bases of our assets.

If we are a passive foreign investment company for any taxable year during which a U.S. Investor holds common shares the U.S. Investor will be subject to special tax rules with respect to:

-	any "excess distribution" that the U.S. Investor receives on common shares, and
-	any gain the U.S. Investor realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Investor makes a "mark-to-market" election as discussed below.

Distributions the U.S. Investor receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Investor received during the shorter of the three preceding taxable years or the U.S. Investor’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

-	the excess distribution or gain will be allocated rateably over your holding period for the common shares,

-	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and
-

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Investor holds the common shares as capital assets.

A U.S. Investor of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a "qualified electing fund" election to include the U.S. Investor’s share of our income on a current basis.  However, a U.S. Investor may make a qualified electing fund election only if we, as a passive foreign investment company, agree to furnish the shareholder annually with certain tax information.  We do not presently intend to prepare or provide such information.

Alternatively, a U.S. Investor of "marketable stock" in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above.  If a U.S. Investor makes a mark-to-market election for the common shares, the U.S. Investor will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of the U.S. Investor’s taxable year over the U.S. Investor’s adjusted basis in such shares.  A U.S. Investor is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Investor’s income for prior taxable years. Amounts included in a U.S. Investor’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares is treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Investor’s basis in the common shares will be adjusted to reflect any such income or loss amounts.  The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules.  We are not currently a company meeting the requirements of mark-to-market so such an election is not currently available if we were to be a PFIC.

Non-U.S. Investor

A Non-U.S. Investor generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our common shares unless the income is effectively connected with the Non-U.S. Investor’s conduct of a trade or business in the United States.

A Non-U.S. Investor generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares unless such gain is effectively connected with the Non-U.S. Investor’s conduct of a trade or business within the United States or the Non-U.S. Investor is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Investor’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Investor were a U.S. Investor, except that the passive foreign investment company rules will not apply.  Effectively connected dividends and gains received by a corporate Non-U.S. Investor may also be subject to an additional branch profits tax.

U.S. Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares, or the proceeds received on the sale, exchange or redemption of our common shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns.  The amount of any backup withholding from a payment to a U.S. Investor will be allowed as credit against the U.S. Investor’s U.S. federal income tax liability provided that the appropriate returns are filed. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status.

A U.S. Investor who holds common shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our shares and any gain realized on the disposition of our common shares.

ALL INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

G.

Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

H.

Documents on Display

We file financial statements and other information with Canadian securities regulatory authorities electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

We file Annual Reports and other information with the Securities and Exchange Commission. These documents are filed electronically at the Commission's Edgar website.  You may read and copy any document that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the Commission's website (http://www.sec.gov).  Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Room.

Any exhibits and documents referred to in this Annual Report may be inspected at our head office, Suite 900-409 Granville Street, Vancouver, British Columbia, by making an appointment during normal business hours.

I

Subsidiary Information

There is no information relating to our subsidiaries that must be provided in Canada and that is not otherwise called for by the body of generally accepted accounting principles used in preparing our financial statements.

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations.  At present, our functional currency is the Canadian dollar.  Based on our overall exchange rate risk as at June 30, 2006, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position.  We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure.  We do not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12

Description of Securities Other Than Equity Securities

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13

Defaults, Dividend Arrearages and Delinquencies

There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within thirty days, relating to our indebtedness or any of our significant subsidiaries.  There are no payments of dividends by us in arrears, nor has there been any other material delinquency relating to any class of our preference shares.

ITEM 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

Neither we nor, to the best of our knowledge, anyone else has modified materially or qualified the rights evidenced by any class of registered securities.

ITEM 15

Controls and Procedures

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a and 15d) under the Exchange Act are effective to ensure that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in Commission rules and forms.

Our officers have also concluded that our disclosure controls and procedures are effective to ensure that information required under the Exchange Act is accumulated and communicated to other members of our management, to allow all timely decisions regarding required disclosure.

It should be noted that while management believes that our disclosure controls and procedures provide a reasonable level of assurance, they do not expect that our disclosure controls and procedures or internal financial controls will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During the fiscal year ended June 30, 2006, there were no significant changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16

Reserved

ITEM 16A

Audit Committee Financial Expert

Domenic J. Falcone, CPA, is our "audit committee financial expert", as defined by the rules of the Commission.  Mr. Falcone possesses the educational and professional qualifications and experience to qualify as such.  In addition to Mr. Falcone's experience, we also believe that all members of the audit committee and of our Board are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16B

Code of Ethics

Code of Ethics

Effective August 23, 2005, our Board adopted a Policy Manual that includes a Code of Business Conduct and Ethics that applies to, among other persons, our chief executive officer (being our principal executive officer) and our chief financial officer (being our principal financial and accounting officer and controller), as well as persons performing similar functions.  As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
(2)	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Commission and in other public communications made by us;
(3)	compliance with applicable governmental laws, rules and regulations;
(4)	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and
(5)	accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our personnel shall be accorded full access to our chief executive and chief financial officers with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's Board if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or chief financial officer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary.  If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our Board.  Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter.  It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

We undertake to provide a copy of our Code of Business Conduct and Ethics to any person, without charge, upon request in writing to our secretary.  Alternatively, you may view a copy of our Code of Business Conduct and Ethics by visiting our web site located at www.nevadageothermal.com .

ITEM 16C

Principal Accountant Fees and Services

Our audit committee pre-approves all services provided by our independent auditors.  All of the services and fees described below were reviewed and pre-approved by our audit committee.

Our audit committee may delegate to one or more designated members of the audit committee the authority to grant pre-approvals.  The decisions of any audit committee member to whom authority is delegated to pre-approve a service must be presented to the full audit committee at its next scheduled meeting.

Our auditors, Morgan & Company, Chartered Accountants, were first appointed by our shareholders on October 31, 1995.

The audit committee has considered the nature and amount of the following fees billed by Morgan & Company, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Morgan & Company, Chartered Accountants, independence.

Audit Fees

The aggregate fees billed by Morgan & Company, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended June 30, 2006 and 2005 were $15,900 and $14,400, respectively.  These services also include those that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended June 30, 2006 and 2005, the aggregate fees billed for assurance and related services by Morgan & Company, Chartered Accountants, relating to our financial statements and which are not reported under the caption "Audit Fees" above, were $nil and $3,630, respectively.  The services provided during fiscal 2005 consisted primarily as acting as a resource for the fielding of questions of a general nature.

Tax Fees

For the fiscal years ended June 30, 2006 and 2005, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan & Company, Chartered Accountants, were $2,400 and $1,000, respectively.

All Other Fees

For the fiscal years ended June 30, 2006 and 2005, the aggregate fees billed by Morgan & Company, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $nil and $nil, respectively.

ITEM 16D.

Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17

Financial Statements

The following financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 12 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Pages 8 and 9 of this Annual Report.

The following financial statements are filed as part of the Annual Report:

-	Independent Auditor’s Report dated October 5, 2006.
-	Consolidated balance sheets for the fiscal years ended June 30, 2006 and 2005.
-	Consolidated statements of loss and deficit for the fiscal years ended June 30, 2006, 2005 and 2004.
-	Consolidated statements of cash flows for the fiscal years ended June 30, 2006, 2005 and 2004.
-	Notes to consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2006 and 2005, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

October 5, 2006	/s/ Morgan & Company Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 5, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

October 5, 2006	/s/ Morgan & Company Chartered Accountants

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

	June 30
	2006	2005
ASSETS

Current Assets
Cash and cash equivalents	$16,117,092	$1,964,047
Amounts receivable	92,212	75,686
Marketable securities	133,305	91,610
Prepaid expenses	24,446	80,135
	16,367,055	2,211,478

Capital assets (note 3)	30,746	15,229

Long-term investments	-	87,000

Mineral Property Interests (note 4)	9,427,637	6,637,465

	$25,825,438	$6,637,465

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$1,998,871	$310,436

SHAREHOLDERS’ EQUITY

Share Capital (note 5)	28,591,656	11,267,579

Contributed Surplus (note 6)	2,375,310	594,477

Deficit	(7,140,399)	(5,535,027)

	23,826,567	6,327,029

	$25,825,438	$6,637,465

See accompanying notes to the consolidated financial statements

Approved by the Directors:

/s/ Brian Fairbank	/s/ Domenic Falcone
Brian Fairbank	Domenic Falcone

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the Years Ended June 30
	2006	2005	2004

Operating Expenses
Accounting and audit	$40,566	$19,030	$11,208
Administration	110,083	73,300	64,878
Amortization	10,900	3,005	2,806
Bank charges and interest	1,409	906	3,697
Consulting fees	180,689	119,729	80,676
Conventions and publishing	486,108	410,758	33,708
Foreign exchange (gain) loss	(143,837)	9,362	105
Gain on sale of marketable securities	(62,780)	-	(6,000)
Investor relations	85,623	128,554	71,197
Insurance	50,000	-	-
Legal	90,522	67,708	46,152
News dissemination	14,415	38,136	9,812
Office expenses	47,237	33,350	21,696
Option proceeds in excess of mineral property costs	(17,845)	-	-
Rent and telephone	56,112	31,281	19,563
Site evaluation	-	945	3,204
Stock-based compensation	692,059	335,064	302,844
Transfer agent and regulatory fees	63,925	46,292	32,319
Travel and business development	89,319	61,685	32,740
Unrealized loss on marketable securities	-	106,999	-
Write-off of mineral property	-	-	65,239

	1,794,505	1,486,104	795,844

Other Income
Interest Income	189,133	18,176	2,998
Gain on disposal of subsidiary	-	159,695	-
	189,133	177,871	2,998

Loss for the year	(1,605,372)	(1,308,233)	(792,846)

Deficit, beginning of year	(5,535,027)	(4,226,794)	(3,433,948)

Deficit, end of year	(7,140,399)	(5,535,027)	(4,226,794)

Basic and diluted loss per share	$(0.04)	$(0.05)	$(0.05)

Weighted average number of shares issued and outstanding	36,537,557	24,967,821	17,605,345

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30
	2006	2005	2004

Cash flows from (used in) operating activities
Loss for the year	$(1,605,372)	$(1,308,233)	$(792,846)
Items not requiring (providing) cash:
Amortization	10,900	3,005	2,806
Gain on sale of securities	(62,780)	-	(6,000)
Gain on disposal of subsidiary	-	(159,695)	-
Unrealized loss on marketable securities	-	106,999	-
Write off mineral property	-	-	65,239
Stock-based compensation	692,059	335,064	302,844
Adjustments to reconcile net income (loss) to net cash used in operation activities (Increase) decrease in accounts receivable	(16,526)	262,102	(323,986)
Increase (decrease) in accounts payable	1,688,435	(94,330)	194,150
(Increase) decrease in prepaid expenses	55,689	(51,665)	(21,294)
	762,405	(906,753)	(579,087)

Cash flows used in investing activities
Mineral property interests	(5,123,879)	(1,807,605)	(438,059)
Proceeds from disposal of marketable securities	128,085	-	-
Cash acquired on acquisition	-	-	245
Acquisition of capital assets	(26,417)	(7,216)	(7,186)
	(5,022,211)	(1,814,821)	(445,000)

Cash flows from financing activities
Net proceeds from private placements	16,393,296	2,718,900	1,813,866
Options exercised	264,540	108,950	91,420
Warrants exercised	1,755,015	873,342	90,475
	18,412,851	3,701,192	1,995,761

Increase in cash and cash equivalents	14,153,045	979,618	971,674
Cash and cash equivalents, beginning of year	1,964,047	984,429	12,755
Cash and cash equivalents, end of year	$16,117,092	$1,964,047	$984,429

Supplemental Disclosure

On February 20, 2006, 100,000 shares of Sierra Geothermal Corp. were received as partial payment under the option agreement for the Pumpernickel Valley Geothermal Project. (Note 4b)

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

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

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2006, the Company has a working capital of $14,368,184, and has incurred losses totalling $7,140,399.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES
	a)	Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (formerly Noramex Corp), incorporated in the State of Nevada, U.S.A., and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

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
JUNE 30, 2006

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

	e)	Capital Assets and Amortization
Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates: Computer equipment 30% Office equipment 20% Software 100%
	f)	Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

	g)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments" to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

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

	i)	Loss Per Common Share

The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

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

	k)	Foreign Currency Translation

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

	l)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits having a maturity of less than one year. At June 30, 2006 and 2005 these short-term deposits were $16,044,328 and $1,720,653 respectively.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

3.	CAPITAL ASSETS

	2006	2005

Computer equipment	$29,543	$23,861
Office equipment	22,258	16,643
Software	10,745	-
	62,546	40,504
Accumulated depreciation	31,800	25,275
Net book value	$30,746	15,229

4.	MINERAL PROPERTY INTERESTS
The acquisition and exploration costs of the Company's mineral property interests are as follows:

	2006	2005
Blue Mountain Geothermal Project - Nevada	$8,974,935	$4,227,484
Pumpernickel Valley Geothermal Project - Nevada	-	15,159
Black Warrior Peak Project - Nevada	85,222	60,009
Crump Geyser - Oregon	363,521	-
Other potential projects	3,959	21,106
	$9,427,637	$4,323,758

a)	Blue Mountain Geothermal Project, Nevada, U.S.A.

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2) out of a total of the 15mi2 (39km2) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	a)	Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)
The following costs have been incurred on the project:

	2006	2005

Acquisition
Property leases, permits and regulatory	$34,349	$23,637
Deferred exploration
Camp and field supplies	73,929	143,033
Consulting	139,060	-
Drilling	2,722,456	986,136
Drilling advances	1,120,110	-
Feasibility study	34,929	24,994
Geological and geophysical	422,161	620,213
Road maintenance	161,942	96,318
Reports and maps	4,813	-
Water analysis	26,202	22,314
Water rights	7,500	-
Costs incurred during the year	4,747,451	1,916,645
U.S. Department of Energy grant	-	(194,287)
Net cost incurred during the hear	-	1,722,358
Balance, beginning of year	4,227,484	2,505,126
Balance, end of year	$8,974,935	$4,227,484

b)	Pumpernickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine.

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as "substances") along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

	●	x 3½% of gross proceeds from electrical power sales (less taxes and transmission costs),
	●	x 5% of the gross proceeds of a sale of any substances in an arm’s length transaction

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)
		●	x 2% of the gross proceeds from the sale of or manufacture there from of bi-products,
		●	x 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)
		●	x Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (SGC) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, SGC must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. Option proceeds received during the year in excess of the exploration costs incurred to date have been recorded in the statements of loss and deficit.

In addition, the Company was awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby the DOE funded 80% of an initial field evaluation program at the Pumpernickel Valley Project. The Company/DOE joint program included an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and four temperature gradient drill holes from 300 to 488 metres to test the E-SCAN interpretation. The DOE cost share was US$592,272 of the total budget of US$740,340. SGC covered the Company's cost share obligation of US$148,068 out of the first year work commitment. The Company will manage the DOE sponsored work.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)
The following costs have been incurred on the project:

	2006	2005

Acquisition
Property leases, permits and regulatory	$13,322	$9,519
Deferred exploration
Assaying and analysis	2,621	815
Camp and field supplies	59,255	16,209
Consulting	3,600	-
Drilling	274,137	-
Geological and geophysical	290,841	416,759
Reports and maps	27,490	-
Road construction and maintenance	5,402	-
U.S. Department of Energy grant	(377,682)	(334,778)
Sierra Geothermal funding and option payments	(314,145)	(129,001)
Costs incurred during the year	(15,159)	(20,477)
Balance, beginning of year	15,159	35,636
Balance, end of year	$-	$15,159

c)	Black Warrior Peak, Nevada, U.S.A.

In fiscal 2005, the Company acquired 20 km2 (8 mi2) of private land and two sections of federal geothermal lease for a total land area of 26 km2 (10 mi2) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for US$1-million. Leases include surface and water rights.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	c)	Black Warrior Peak, Nevada, U.S.A. (Continued)
The following costs have been incurred on the project:

	2006	2005

Acquisition
Property leases, permits and regulatory	$12,582	$12,759
Deferred exploration
Camp and field supplies	2,890	9,691
Geological and geophysical	9,741	37,559
Costs incurred during the year	25,213	60,009
Balance, beginning of year	60,009	-
Balance, end of year	$85,222	$60,009

d)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 28km2 (11 mi2) of geothermal land located in south east Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the properties:

	2006	2005

Acquisition
Property leases, permits and regulatory	$16,779	$-
Deferred exploration
Camp and field supplies	21,507	-
Costs transferred from potential properties	21,106	-
Geological and geophysical	291,296	-
Reports and maps	716	-
Water analysis	12,117	-
Costs incurred during the year	363,521	-
Balance, beginning of year	-	-
Balance, end of year	$363,521	$-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	e)	Other potential properties

The Company currently has a few potential properties under review and has decided to capitalize the costs, until it is deemed the properties are no longer worth pursuing.

The following costs have been incurred on the properties:

	2006	2005

Deferred exploration
Assaying and analysis	$-	$2,035
Geological and geophysical	3,959	16,740
Camp and field supplies	-	2,331
Costs allocated to Crump Geyser Project	(21,106)	-
Costs incurred during the year	(17,147)	21,106
Balance, beginning of year	21,106	-
Balance, end of year	$3,959	$21,106

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL
	a)	Authorized 100,000,000 common shares - no par value 25,000,000 first preferred shares - no par value 25,000,000 second preferred shares - no par value
	b)	Common Shares Issued

	SHARES	AMOUNT
Balance, June 30, 2004	22,189,084	$7,474,528
For cash
Options exercised	437,000	136,950
Private Placements, net of financing costs	5,000,000	2,718,900
Warrants exercised	1,776,988	845,342
Rounding adjustment	2	-
Options exercised - stock option valuation	-	91,859
Balance, June 30, 2005	29,403,074	11,267,579

For cash
Options exercised	743,000	264,540
Private Placements, net of financing costs	19,666,667	15,137,241
Warrants exercised	3,389,430	1,755,015
Options exercised - stock option valuation	-	167,281
Balance, June 30, 2006	53,202,171	28,591,656

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL (Continued)

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 options as a finder’s fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

During the year ended June 30, 2006, the Company completed a private placement and issued 19,666,667 units at a price of $0.90 per unit for proceeds of $17,700,000 before issue costs of $2,562,759 including non-cash consideration of $1,256,055. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.40 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,573,333 units at a price of $0.90 per unit expiring April 28, 2008. Each unit consists of one share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,256,055 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.16%, a dividend rate of 0%, a volatility of 70% and a two year term for both the common share portion and the warrant portion.

	c)	Stock Options
		As at June 30, 2006, the following share purchase options were outstanding:
		EXERCISE PRICE	NUMBER OUTSTANDING AT JUNE 30 2006	REMAINING CO NTRACTUAL LIFE (YEARS)	NUMBER EXERCISABLE AT JUNE 30 2006
		0.28	593,000	2.11	593,000
		0.35	180,000	2.67	180,000
		0.54	382,000	3.27	382,000
		0.65	280,000	0.73	280,000
		0.90	2,048,000	4.57	1,845,500
			3,483,000	3.60	3,280,500

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL (Continued)
	c)	Stock Options (Continued)
A summary of the changes in stock options for the years ended June 30, 2006 and 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Balance, June 30, 2004	1,835,000	$0.30

Granted	880,000	0.58
Exercised	(437,000)	0.31

Balance, June 30, 2005	2,278,000	0.41

Granted	2,048,000	0.90
Exercised	(743,000)	0.36
Cancelled/expired	(100,000)	0.50

Balance, June 30, 2006	3,483,000	$0.71

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the year ended June 30, 2006, the Company recorded $692,059 (2005 - $335,064) in stock based compensation for options granted during the year.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free interest rate	3.80 - 4.43%	3.29 - 3.50%
Expected life	1-2yrs	1-2 yrs
Expected volatility	70- 75%	64 - 111%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.37	$0.42

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL (Continued)
	d)	Agents Units
As at June 30, 2006, the following agents units were outstanding:

Exercise Price	Number Outstanding at June 30, 2006	Remaining Contractual Life (years)	Number Exercisable at June 30 2006

$0.90	1,573,333	1.83	1,573,333

e)	Share Purchase Warrants

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Balance, June 30, 2004	5,091,208	$0.49

Issued	5,000,000	0.94
Exercised	(1,776,988)	0.48
Expired	(125,790)	0.36

Balance, June 30, 2005	8,188,430	0.77

Issued	19,666,667	1.40
Exercised	(3,389,430)	0.52

Balance, June 30, 2006	24,465,667	1.31

Share purchase warrants outstanding at June 30, 2006:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE

1,299,000	$0.80	September 23, 2006
3,500,000	$1.00	March 22, 2007
13,000,000	$1.40	April 21, 2008
6,666,667	$1.40	April 28, 2008
24,465,667

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL (Continued)
	f)	Escrow Shares
As at June 30, 2006, there are 663,900 shares held in escrow which are to be released as at July 23, 2006.
6.	CONTRIBUTED SURPLUS

	2006	2005

Balance, beginning of year	$594,477	$351,272

Compensation options granted	692,059	335,064
Agents units granted	1,256,055	-
Stock options exercised	(167,281)	(91,859)

Balance, end of year	$2,375,310	$594,477

7.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8.	RELATED PARTY TRANSACTIONS
In the normal course of business, the Company paid the following amounts to companies controlled by directors for services other than their capacity as directors:

	2006	2005

Fees for administrative and professional services	$154,139	$113,540
Fees for geological services	$556,710	$651,111
Amounts included in accounts payable	$117,921	$160,401

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

9.	INCOME TAXES
The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2006	2005

Statutory tax rate Loss for the year	34%	37%

Loss for the year	$(1,605,372)	$(1,308,233)

Provision for income taxes based on statutory rates	(546,000)	(484,000)
Non-deductible differences	112,000	104,000
Resource property costs	(1,627,000)	(504,000)
Unrecognised tax losses	2,061,000	884,000

Income tax expense	$-	$-

The significant components of the Company’s future tax assets (liability) are as follows:

	2006	2005

Operating losses	$3,635,000	$1,712,000
Share issuance costs	422,000	-
	4,057,000	$1,712,000

Valuation allowance for future tax assets	(1,575,000)	(993,000)

Net future income tax assets	2,482,000	719,000
Resource properties	(2,482,000)	(719,000)

Net future income tax liability	$-	$-

The Company has non-capital losses carried forward of approximately CDN$4,325,000 and US$5,670,000, that may be available for tax purposes. Losses for Canadian tax purposes expire as follows:

2006	$215,000
2007	238,000
2008	184,000
2009	293,000
2010	456,000
2014	454,000
2015	1,070,000
2026	1,415,000
$4,325,000

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

9.	INCOME TAXES (Continued)

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

Losses for US tax purposes expire as follows:

	2023	US $	40,000
	2024		325,000
	2025		1,153,000
	2025		4,152,000
		US $	5,670,000
10.	COMMITMENTS
	a)

On October 1, 2005 the Company entered into an agreement for the provision of management services. Compensation under the agreement is $5,000 per month for an initial term of six months and renewed semi-annually until rescinded.

	b)

On October 1, 2005 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$8,833 per month for an initial term of one year. The agreement may be renewed for further one year terms upon the mutual agreement of the parties.

	c)

The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter (including work commitments) are as follows:

2007	$669,312
2008	$783,051
2009	$1,313,84
2110	$1,408,15
2111	$1,418,185
2112 and thereafter	$4,493,250
$10,085,80

d)

On December 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement is $5,000 per month for an initial term of twelve months. The Company issued 50,000 options exercisable at $0.90 on signing and at three-month intervals thereafter with a maximum to be issued of 200,000 options. As of June 30, 2006, 150,000 options have been issued.

e)

On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced December 1, 2005 and is to be renewed annually until rescinded.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

10.	COMMITMENTS (Continued)
f)

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and is to be renewed annually until rescinded.

11.	SUBSEQUENT EVENTS Subsequent to June 30, 2006
a)

The Company signed a 20-year power purchase agreement (PPA) with Nevada Power Company (NPC), a subsidiary of Sierra Pacific Resources, for up to 35 megawatts (MW) of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company is required to provide to NPC a $645,000 USD security deposit in the form of either a letter of credit or a cash deposit. NPC has the right to draw upon these funds in the following circumstances: 1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date; 3. or if certain conditions regarding the credit rating of the issuing financial institution are not met within seven days.

The PPA is subject to the approval of the Public Utilities Commission of Nevada and Federal Energy Regulatory Commission.

	b)	On September 7, 2006, 50,000 stock purchase options were exercised at a price of $0.54 per share.
	c)	On September 16, 2006 the Company issued 50,000 stock purchase options to Pro-Edge Consultants Inc. under the terms of a contract for the provision of investor relations services.
	d)	The Company sold marketable securities proceeds aggregating $20,435.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2006	2005	2004

Loss in accordance with Canadian GAAP	$(1,605,372)	$(1,308,233)	$(792,846)

Deduct:
Unproven property interests and deferred expenditures incurred in the year (Canadian GAAP)	(5,103,879)	(1,807,605)	(2,164,742)

Adjustment to Canadian GAAP amount to record on a US GAAP basis	-	-	704,226

Loss in accordance with US GAAP	$(6,709,251)	$(3,115,838)	$(2,253,362)

	2006	2005	2004

Loss per share (US GAAP)	$(0.18)	$(0.12)	$(0.13)
Weighted average shares outstanding (US GAAP)	36,537,557	24,967,821	17,605,345

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)
Statement of Cash Flows in Accordance with US GAAP

	2006	2005	2004

Cash flows from operating activities
Loss in accordance with US GAAP	$(6,709,251)	$(3,115,838)	$(2,253,362)

Adjustments to reconcile loss to net cash used by operating activities
Securities received for resource property option (Note 4(b))	(20,000)	-	-
Shares issued and investments transferred for other than cash (Note 12(iii))	-	-	1,031,774
Write off of mineral property costs	-	-	55,922
Gain on sale of securities	(62,780)	-	(6,000)
Gain on disposal of subsidiary	-	(159,695)	-
Amortization	10,900	3,005	2,806
Stock based compensation	692,059	335,064	302,844
Unrealized loss on marketable securities	-	106,999	-
Change in accounts receivable	(16,526)	262,102	(330,293)
Change in prepaid expenses	55,689	(51,665)	(21,294)
Change in accounts payable	1,688,435	(94,330)	194,150
	(4,361,474)	(2,714,358)	(1,023,453)

Cash flows from investing activities
Cash acquired on acquisition	-	-	245
Proceeds from disposal of marketable securities	128,085	-	-
Exploration advances	-	-	6,307
Acquisition of capital assets	(26,417)	(7,216)	(7,186)
	101,668	(7,216)	(634)

Cash flows from financing activities
Shares issued for cash	18,412,851	3,701,192	1,995,761
	18,412,851	3,701,192	1,995,761

Increase in cash and cash equivalents	$14,153,045	$979,618	$971,674

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2006	2005	2004

Shareholders’ equity – Canadian GAAP	$23,826,567	$6,327,029	$3,599,006
Option interests and deferred exploration expenditures	(9,427,637)	(4,323,758)	(2,642,067)

Shareholders’ equity– US GAAP	$14,398,930	$2,003,271	$956,939

	2006	2005	2004

Option interests and deferred exploration expenditures – Canadian GAAP	$9,427,637	$4,323,758	$2,642,067

Option interests and deferred exploration expenditures expensed per US GAAP	(9,427,637)	(4,323,758)	2,642,067)

Option interests and deferred exploration expenditures – US GAAP	$-	$-	$-

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

As at June 30, 2006, there is no difference between the Canadian GAAP and the United States GAAP recorded values.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

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

13.	COMPARATIVE FIGURES
Certain of the prior year’s comparative figures have been reclassified to conform with the current presentation.

ITEM 18

Financial Statements

Refer to Item 17 – Financial Statements.

ITEM 19

Exhibits

The following exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:
1.1	Memorandum of Incorporation and Articles of Blue Desert Mining Inc. dated April 13, 1995 (1)
1.2	Special Resolution and Altered Memorandum effective October 3, 1995 (1)
1.3	Special Resolution and Certificate of Name Change from "Blue Desert Mining Inc." to "Canada Fluospar Inc." effective May 25, 2000 (1)
1.4	Special Resolution and Altered Memorandum effective May 25, 2000 (1)
1.5	Special Resolution and Certificate of Name Change from "Canada Fluospar Inc." to "Continental Ridge Resources Inc." effective February 5, 2001 (1)
1.6	Special Resolution and Certificate of Name Change from "Continental Ridge Resources Inc." to "Nevada Geothermal Power Inc." effective May 13, 2003 (1)
1.7	Notice of Articles dated January 25, 2006 (1)
1.8	Articles adopted by Nevada Geothermal Power Inc. on November 30, 2005 (2)
2.	Instruments Defining Rights of Security Holders
2.1	Stock Option Plan (1)
2.2	Form of stock option agreement (1)
2.3	Form of non-transferable share purchase warrant dated March 22, 2005 for the purchase of our common shares at a price of $1.00 per share until March 22, 2007 (1)
2.4	Form of subscription agreement (Alberta, British Columbia, Ontario, offshore residents) (1)
2.5	Form of subscription agreement (United States residents) (1)
2.6

Form of non-transferable share purchase warrant dated April 21, 2006 for the purchase of our common shares at a price of $1.40 per share until April 21, 2008 (Alberta, British Columbia, Ontario, offshore residents) (1)

2.7	Form of non-transferable share purchase warrant dated April 21, 2006 for the purchase of our common shares at a price of $1.40 per share until April 28, 2008 (United States residents) (1)
2.8

Form of agent's compensation option dated April 28, 2006 for the purchase of underwriting units, comprised of our common shares and share purchase warrants, at a price of $0.90 per underwriting unit until April 28, 2008 (1)

4.	Material Contracts
4.1	December 13, 2002 agreement between Nevada Geothermal Power Inc. (formerly Continental Ridge Resources Inc.) and Blue Mountain Company regarding Blue Mountain (1)
4.2

Lease No. 187556, dated October 19, 1993, as amended March 31, 2003 and November 1, 2005, issued by Burlington Northern Santa Fe (formerly The Atchison Topeka and Santa Fe Railway Company) to Power Company regarding Blue Mountain (1)

4.3	Lease No. 189093, dated March 31, 2003as amended November 1, 2005 issued by Nevada Land and Resource Council to Power Company regarding Blue Mountain (1)
4.4	Lease No. 58196, dated April 1, 2004 issued by Federal Bureau of Land Management to Power Company regarding Blue Mountain (1)
4.5	Lease No. 77668, dated August 1, 2004 issued by Federal Bureau of Land Management to Power Company regarding Blue Mountain (1)
4.6	Lease No. 80086, dated August 1, 2006 issued by Federal Bureau of Land Management to Power Company regarding Blue Mountain (1)
4.7	Lease No. 80159, dated August 1, 2004 issued by Federal Bureau of Land Management to Power Company regarding Blue Mountain (1)
4.8	Geothermal Lease Agreement having an effective date of January 10, 2006, between Power Company and The Crawford Ranch regarding Blue Mountain (1)
4.9	Geothermal Lease Agreement having an effective date of April 15, 2006, between Power Company and Will DeLong regarding Blue Mountain (1)
4.10	Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, bearing an effective date of June 1, 2006 (1)
4.11	Geothermal Lease Agreement having an effective date of October 3, 2006, between Power Company and RLF Nevada Properties, LLC regarding Blue Mountain (1)
4.12

August 18, 2006, power purchase agreement between Nevada Power Company, a subsidiary of Sierra Pacific Resources, and Power Company regarding Blue Mountain.  TO BE FILED AS A CONFIDENTIAL DOCUMENT WITH THE COMMISSION

4.13	Lease No. 29-462-0003, dated February 13, 2004 issued by Newmont USA Limited to NGP regarding Pumpernickel (1)
4.14	Lease No. 78124, dated June 1, 2006 issued by the Federal Bureau of Land Management to NGP regarding Pumpernickel (1)
4.15	Lease No. 80070, dated August 1,2006 issued by the Federal Bureau of Land Management to NGP regarding Pumpernickel (1)
4.16	Lease No. 74855, dated October 1, 2002 issued by the Federal Bureau of Land Management to NGP regarding Pumpernickel (1)
4.17	April 26, 2006 agreement regarding the sale and purchase of BLM Lease N 74855 between Ormat Nevada, Inc. and Power Company regarding Pumpernickel (1)
4.18	Royalty Agreement dated April 26, 2006 between Power Company, Ehni Enterprises Inc. and Ormat Nevada, Inc regarding Pumpernickel (1)

4.19

Option agreement dated October 12, 2004, as amended February 14, 2006, between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel (1)

4.20	Lease No. 189099, dated August 1, 2004, amended May 1, 2005 and November 1, 2005 issued by Nevada Land and Resource Council to Power Company regarding Black Warrior (1)
4.21	Lease No.79745, dated March 1, 2006 issued by the Federal Bureau of Land Management to Power Company regarding Black Warrior (1)
4.22	Lease No.78777, dated March 1, 2006 issued by the Federal Bureau of Land Management to Power Company regarding Black Warrior (1)
4.23	August 1, 2005 geothermal lease agreement between Power Company and Stabb regarding Crump Geyser (1)
4.24	August 1, 2005 geothermal lease agreement between Power Company and LX Ranch regarding Crump Geyser (1)
4.25	August 1, 2005 geothermal lease agreement between Power Company and O'Keeffe Ranch regarding Crump Geyser (1)
4.26	Letter agreement dated May 25, 2005, agreed and accepted on June 9, 2005, as amended, between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc. (1)
4.27	Consulting agreement dated October 1, 2005 between Nevada Geothermal Power Inc. and Don J.A. Smith (1)
4.28	Management consulting services agreement dated December 1, 2005 between Nevada Geothermal Power Inc. and Tywell Management Inc. (1)
4.29	Services agreement dated December 13, 2005 between Nevada Geothermal Power Inc. and Pro-Edge Consultants Inc. (1)
4.30	Technical consulting services agreement dated January 1, 2006 between Nevada Geothermal Power Inc. and Fairbank Engineering Ltd. (1)
8.	Subsidiaries
8.1	List of Subsidiaries (1)
9.	Statement re: Financial Statements
Not Applicable
10.	Rule 104 Notice
Not Applicable
11.	Code of Ethics
11.1	Code of Business Conduct and Ethics, incorporated as part of Item 15.1 (1)
12.	302 Certification
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brian D. Fairbank (1)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Donald J.A. Smith (1)

13.	906 Certification
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brian D. Fairbank (1)
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Donald J.A. Smith (1)
14.	Legal Opinion
Not Applicable
15.	Additional Exhibits
15.1	Board Policy Manual adopted August 23, 2005, as amended (1)

(1)	Filed herewith.
(2)	Filed as part of Form 6-K filed with the Commission and incorporated herein by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEVADA GEOTHERMAL POWER INC.

Per:  /s/ Brian D. Fairbank
Brian D. Fairbank
President, Chief Executive Officer and Director

Dated : January 15, 2006