Form 20-F
period 2007-06-30
NEVADA GEOTHERMAL POWER INC
filed 2008-01-15
CIK 1177440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT")

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the fiscal year ended June 30, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE EXCHANGE ACT

For the transition period from ____________to ____________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT

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

None
Title of Class

The number of outstanding common shares as of June 30, 2007 76,824,171

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

YES [ ] NO [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

YES [ ] NO [X]

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

YES [X] NO [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act

Large accelerated filer [ ]      Accelerated filer [ ]      Non-accelerated filer [X]

Indicate by check mark which financial statement item the Registrant has elected to follow.

[X] Item 17     [ ] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [ ] NO [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.

YES [ ] NO [ ]

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

As used in this Annual Report, the terms "we", "us", "our", “Company” and "NGP" mean Nevada Geothermal Power Inc. and our subsidiaries, unless otherwise indicated. Our wholly-owned subsidiaries, Nevada Geothermal Power Company, Desert Valley Gold Company, Blue Mountain Power, Company Inc., NGP Holdco LLC, NGP Holdco 11LLC, NGP Holdco 111 LLC, NGP Holdco 1V LLC, NGP Blue Mountain 1 LLC, NGP Blue Mountain 11 LLC, NGP Blue Mountain 111 LLC and NGP Blue Mountain 1V LLC, are referred to in this Annual Report as "Power Company", “Desert Valley Gold”, "Blue Mountain Company", “Holdco”, “Holdco 11”, “Holdco 111”, “Holdco 1V”, “NGP1”, “NGP11”, “NGP111” and “NGPIV” respectively.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

The information set forth in this Annual Report on Form 20-F is as at June 30, 2007 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to Nevada Geothermal Power Inc., are set forth in Item 5 of this Annual Report and in Note 16 to the accompanying Financial Statements of Nevada Geothermal Power Inc.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of resource production operations, projected quantities of future resource production and anticipated production rates, operating efficiencies, costs and capital expenditures, as well as their timing are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected results or the failure of equipment or processes to operate in accordance with specifications. See "Risk Factors" for other factors that may affect our future financial performance.

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

The following tables summarize our selected consolidated financial data (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The selected historical financial data for the last five fiscal years has been extracted from more detailed information and financial statements, including our audited consolidated financial statements for the fiscal period ended June 30, 2007 and for each of the years in the three years ended June 30, 2007 and the related notes, which appear elsewhere in this Annual Report. The historical consolidated financial data as of June 30, 2004 and for each of two years ended June 30, 2004, has been extracted from our audited consolidated financial statements not included in this Annual Report.

The selected historic financial information may not be indicative of our future performance and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the consolidated financial statements and the notes attached to those financial statements included elsewhere in this Annual Report. Note 16 of our financial statements included with this filing sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“United States GAAP”). Results for the periods ended June 30, 2007 are not necessarily indicative of results for future periods.

Information in accordance with Canadian GAAP:

		Year Ended June 30
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before other income
	Total	$(3,323,174)	$(1,794,505)	$(1,486,104)	$(795,844)	$(490,602)
	Per Share	$(0.05)	$(0.04)	$(0.05)	$(0.05)	$(0.05)
(c)	Total assets	$39,818,701	$25,825,438	$6,637,465	$4,003,772	$541,664
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$41,862,542	$28,591,656	$11,267,579	$7,474,528	$3,612,383
(f)	Weighted average number of shares	61,294,757	36,537,557	24,967,821	17,605,345	9,722,816
(g)	Total shareholders' equity (deficiency)	$36,455,784	$23,826,567	$6,327,029	$3,599,006	$388,247
(h)	Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
(i)	Net earnings (loss) for the period
	Total	$(2,874,979	$(1,605,372)	$(1,308,233)	$(792,846)	$(490,602)
	Per Share	$(0.05)	$(0.04)	$(0.05)	$(0.05)	$(0.05)
(j)	Number of Shares	76,824,171	53,202,171	29,403,074	22,189,084	10,273,224

Information in accordance with United States GAAP:

		Year Ended June 30
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	$(18,627,917)	$(6,709,251)	$(3,115,838)	$(2,253,362)	$(711,927)
	Per Share	$(0.30)	$(0.18)	$(0.12)	$(0.13)	$(0.07)
(c)	Total assets	$1,4638,126	$16,397,801	$2,313,707	$1,361,705	$64,339
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$41,862,542	$28,591,656	$11,267,579	$7,474,528	$3,612,383
(f)	Weighted average number of shares	61,294,757	36,537,557	24,967,821	17,605,345	9,722,816
(g)	Total shareholders' equity (deficiency)	$11,275,209	$14,398,930	$2,003,271	$956,939	$(89,078)
(h)	Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
(i)	Net earnings (loss) for the period
	Total	$(18,627,917)	$(6,709,251)	$(3,115,838)	$(2,253,362)	$(711,927)
	Per Share	$(0.30)	$(0.18)	$(0.12)	$(0.13)	$(0.07)
(j)	Number of Shares	76,824,171	53,202,171	29,403,074	22,189,084	10,273,224

We calculate loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

Disclosure of Exchange Rate History

On December 29, 2007, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $0.9881.

For the past five fiscal years ended June 30, 2007, and for the period between June 1, 2007 and December 30, 2007 (calculated monthly), the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High

Year:
June 30, 2003	$1.5069	not applicable
June 30, 2004	$1.3423	not applicable
June 30, 2005	$1.2448	not applicable
June 30, 2006	$1.1562	not applicable
June 30, 2007	$1.1322	not applicable
Month:
June, 2007	not applicable	1.0727/1.0578
July, 2007	not applicable	1.0372/1.0689
August, 2007	not applicable	1.0497/1.0754
September, 2007	not applicable	0.9959/1.0546
October, 2007	not applicable	0.9496/1.0002
November, 2007	not applicable	0.9168/1.0007

Year/Month End	Average	Low/High
December, 2007	not applicable	0.9784/1.0216

B.	Capitalization and Indebtedness

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

Risks Relating to our Business

There is risk that no commercially exploitable geothermal energy will be found and our business will fail.

The search for geothermal energy as a business is risky. We can provide investors with no assurance that our property interests contain commercially exploitable reserves. Exploration is a speculative venture necessarily involving substantial risk.

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

In addition to the substantial risk that wells drilled will not be productive, or may decline in productivity after commencement of production, hazards such as unusual or unexpected geologic formations, pressures, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of well fluids, pollution and other physical and environmental risks are inherent in geothermal exploration and production. These hazards could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environment damage and suspension of operations. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. We do not fully insure against all risks associated with our business either because such insurance is not available or because the cost of such coverage is considered prohibitive. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our financial condition and results of operations.

Proven reserves of geothermal energy on our properties.

Despite exploration and development work, our properties, other than Blue Mountain, are without a known geothermal reserve. Substantial additional work is still required in order to determine if any economic geothermal reserves are located on these properties. Even in the event commercial quantities of geothermal resources are discovered, the production facilities might not be brought into a state of commercial production. Finding geothermal resources is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a geothermal resource once discovered is also dependent on a number of factors, some of which are particular attributes of the resource, such as size, and proximity to infrastructure, as well as capital costs and energy prices. Many of these factors are beyond our control. We are an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future.

Geothermal energy prices are subject to dramatic and unpredictable fluctuations.

The market price of geothermal energy is volatile and cannot be controlled. If the price of electricity should drop significantly, the economic prospects of the projects, excluding Blue Mountatin, that we have an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of geothermal resources are discovered, a profitable market may exist for the sale of same. Factors beyond our control may affect the marketability of any geothermal resources discovered. Prices have fluctuated widely, particularly in recent years. The marketability of geothermal energy is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and exporting of energy sources, the effect of which cannot be accurately predicted.

Industry competition may impede our growth

Significant and increasing competition exists for the limited number of geothermal opportunities available. As a result of this competition, some of which is with large established companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire additional geothermal projects beyond those on currently leased property on terms we consider acceptable. There can be no assurance that our acquisition programs will yield new geothermal projects.

Environmental and Other Regulatory Requirements

Our current or future operations, including development activities and production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing development, geothermal resources, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, project safety and other matters. Companies can experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There is no assurance that all approvals and required permits will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests, and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required on terms that enable operations to be conducted at economically justifiable costs.

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

Amendments to current laws, regulations and permits governing operations and activities of geothermal companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, or reduction in levels of production, or abandonment, or delays in development of the business.

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations.

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against, which if such liabilities arise, they could reduce or eliminate profitability for our company.

Our operations involve the use of dangerous and hazardous substances. While extensive measures are taken to prevent discharges of pollutants in the ground water and the environment, and we believe that we maintain appropriate insurance for liability and property damage in connection with our business, we may become subject to liability for hazards that cannot be insured against or for which we may elect not to insure ourselves due to high premium costs or other reasons. Should such liabilities arise, they could reduce or eliminate our profitability, resulting in a decline in the value of our securities. In the course of exploration, development and production, certain risks and, in particular, unexpected or unusual geological operating conditions may occur. It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

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

We are dependent upon outside sources for the leasing or renting of crucial drilling equipment, and related equipment, essential in the conduct of our business. There can be no assurance that required equipment will be available to us when needed, that it can be leased or rented economically, or that such equipment will perform satisfactorily.

Risks Relating to Financial Matters

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until we are in commercial production. We had cash and equivalents in the amount of $13,540,315 as of June 30, 2007. At November 30, 2007 the Company had approximately $5,100,000 in cash as well as access to $20 million in the form of a bridge loan from Glitnir bank. In addition, commitments to approximately $100 million construction and take out equity financing had been received from Morgan Stanley Senior Secured Lending (“Morgan Stanley”) and MS Greenrock LLC (“MS Greenrock”) respectively. As a result, assuming conditions precedent to the Morgan Stanley construction loan are met the Company has access to the estimated funds required to build up to 35 MW generating plant, as announced, at Blue Mountain, Nevada. Nevertheless, we cannot assure that viable geothermal energy reserves exist. If EPC quotations differ from expectations or if we are unable to raise capital as anticipated we may be forced to delay, scale back, or cease our activities. If any of these actions were to become necessary, we might not be able to continue to operate our business.

We have limited financial resources and there can be no assurance that we will be able to obtain adequate financing in the future. Failure to obtain such financing may result in a delay or indefinite postponement of further exploration and development of our projects.

We have limited financial resources and have no assurances, given conditions precedent to the Morgan Stanley financing, that additional funding will be available to us as anticipated. Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Fluctuation in foreign currency exchange rates may affect our results.

We maintain our accounts in Canadian dollars. Our operations in Nevada make us subject to foreign currency fluctuations. Foreign currency fluctuations are material to the extent that fluctuations between the Canadian and U.S. dollar and/or US dollar balances are material. We do not at present, nor do we plan in the future, to engage in foreign currency transactions to hedge exchange rate risks but we do convert Canadian funds to US dollars anticipating US expenditures.

Risk Relating to Personnel

We are dependant on the services of certain key officers and consultants, namely Brian Fairbank, Kim Niggemann, Max Walenciak and Andrew Studley, and the loss of these key persons may have a materially adverse effect on our company.

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

Our ability to continue our business, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel. Loss of any of these people could have a material adverse effect on us.

Currently we do not carry key-personnel life insurance.

Shortages of skilled labor, work stoppages or other labor disruptions at our operations could have an adverse effect on our profitability and financial condition.

Our continued operations require an adequate number of skilled workers such as engineers, trades people and equipment operators. We cannot assure you that we will be able to maintain an adequate skilled labor force or that our labor expenses will not increase. A shortage of skilled labor may require us to curtail our planned internal growth or may require us to use less skilled labor which could adversely affect our ability to construct our capital projects and/or perform other work.

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

Risks Related to Investing in our Shares

Trading in our common shares on the TSX Venture Exchange and the OTC Bulletin Board (OTCBB) is limited and sometimes sporadic. At times it may be difficult for our shareholders to sell their shares or liquidate their investments.

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

In the event that we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

There are also outstanding common share purchase warrants and options (at December 15, 2007) exercisable into 56,282,653 common shares which, if exercised, would represent approximately 42% of our issued and outstanding shares. If all of these rights are exercised and all shares issued, such issuance would cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

Trading of our stock may be restricted by the Commission’s "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The U.S. Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income for the past two years, exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences as we are characterized as a Passive Foreign Investment Company (“PFIC”).

For United States federal income tax purposes, we are a PFIC because previous and current financings were invested and produced passive income while the Company’s exploration and development evolved. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation -Passive Foreign Investment Companies" contained in this Annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

Since the Company is a PFIC U.S. shareholders should consult a tax expert and make appropriate tax elections to reduce or eliminate the following potentially adverse tax consequences:

  tax at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

  interest on taxes allocable to prior periods; and

  a tax basis of our capital shares increased to fair market value at the date of their sale.

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

  On May 25, 2000, to "Canada Fluorspar Inc."
  On February 5, 2001, to "Continental Ridge Resources Inc."
  On May 13, 2003, to "Nevada Geothermal Power Inc."

Our principal place of business is located at Suite 900-409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada. Our telephone number is 604-688-1553, and our facsimile number is 604-688-5926.

Our agent in Nevada is Richard W. Harris, of the firm Harris & Thompson, of 6121 Lakeside Drive, Suite 260, Reno Nevada, 89511.

Our company is currently a reporting issuer under the securities laws of the Provinces of British Columbia and Alberta, Canada.

Principal Investments/Divestitures for the Last Three Fiscal Years

Fiscal
2007	We incurred $12,988,398 in expenses that were capitalized as Geothermal property interests. We sold marketable securities, the proceeds of which were $197,660.
2006	We incurred $5,123,879 in expenses that were capitalized as Geothermal property interests. We sold marketable securities, the proceeds of which were $128,500.
2005	We incurred $1,808,000 in expenses that were capitalized as Geothermal property interests.

Subsequent to our June 30, 2007 fiscal year end the Company agreed to hire the former employees of Fairbank Engineering and simultaneously acquire certain assets from Fairbank Engineering Ltd (FEL) for consideration comprising of up to 175,000 common shares of the Company. Fairbank Engineering was a geological consulting firm owned by Mr. Brian Fairbank, President of NGP.

Current and Planned Capital Expenditures/Divestitures

Our plan of operations for the next twelve (12) months includes the following elements:

  Finalize negotiations with qualified Engineering Procurement and Construction (“EPC”) contractors to build up to 35 MW power generation capacity at Blue Mountain, Nevada and execute the first year of the construction plan.

  Drill 3 production and 3 injection wells, which together with the 2 production wells already drilled will provide the power required under the Purchase Power Agreement (PPA) with Nevada Power.

  Work with government agencies to meet all associated permit requirements
  Begin construction of the 75 MW transmission line between the Blue Mountain generating plant and Sierra Pacific transmission grid at Winnemuca, Nevada.

  Meet the conditions precedent to and close the Morgan Stanley construction loan.

  Continue evaluating the geothermal resource potential of Pumpernickel, Black Warrior and Crump Geyser.
  Continue evaluating the expansion potential of Blue Mountain.

  Complete one deep exploratory well at the Pumpernickel joint venture property.

Project Financing - Our cash position as at December, 2007, is adequate to fund our general operating activities through June 30, 2008 and beyond. The $20 million bridge loan with Glitnir Bank, as well as the construction loan commitment from Morgan Stanley Senior Secured Lending is estimated to be adequate for building up to 35 MW electricity generation at Blue Mountain. As a result, we do not intend to seek additional financing during 2008. However, some equity may be raised through the issuance of shares associated with the exercise of options and outstanding warrants.

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

Public Takeover Offers

During the previous fiscal year, we have not received any public takeover offers from third parties, nor have we made any such takeover offers.

B.	Business Overview

We are engaged in the business of developing renewable geothermal energy projects in Nevada and Oregon, to provide electrical energy that is clean, efficient and sustainable, in order to meet existing and future demands for power.

We hold 100% leasehold interests in three Nevada projects – our Blue Mountain, Pumpernickel and Black Warrior projects, and one Oregon project – our Crump Geyser project. The Pumpernickel project is subject to an “earn in” interest by Sierra Geothermal Power Inc. (“Sierra”). Sierra will earn its 50% interest by making certain payments to NGP and executing $5 million exploration by year end 2008. At December 31, 2007 Sierra is up to date with its commitments.

Geothermal energy is a clean, renewable and a generally sustainable energy source that, because it does not utilize combustion in the production of electricity, releases significantly lower levels of emissions, principally steam, than those that result from energy generation based on the burning of fossil fuels. Geothermal energy is derived from the natural heat of the earth when water comes sufficiently close to hot molten rock to heat the water to temperatures of 300 degrees Fahrenheit (150 degrees Celsius) or more. The heated geothermal fluid then ascends toward the surface of the earth where, if geological conditions are commercially suitable, it can be extracted by drilling geothermal wells.

The energy necessary to operate a geothermal power plant is typically obtained from several such wells which are drilled using established technology that is in some respects similar to that employed in the oil and gas industry. Geothermal production wells are normally located within approximately one to two miles of the power plant, as geothermal fluids cannot be transported economically over longer distances due to heat and pressure loss. The geothermal reservoir is a renewable source of energy if natural ground water sources and re-injection of extracted geothermal fluids allows replenishing the geothermal reservoir following the withdrawal of geothermal fluids, and if the well field is properly operated. Geothermal energy projects typically have high capital costs, partly as a result of the costs attributable to well field development, but tend to have significantly lower variable operating costs, principally consisting of maintenance expenditures, rather than fossil fuel- fired power plants that require ongoing fuel expenses.

Two power generation technologies dominate geothermal electricity generation. We have yet to determine which method is best suited to our resource at Blue Mountain. The two techologies are binary and flash.

In a "binary system" geothermal fluid, either hot water (also called brine) or steam or both, is extracted from the underground reservoir and flows from the wellhead through a gathering system of insulated steel pipelines to a heat exchanger, which heats a secondary working fluid that has a low boiling point. This is typically an organic fluid, such as isopentane or isobutane, which is vaporized and is used to drive the turbine. The organic fluid is then condensed in a condenser which may be cooled by air or by water from a cooling tower.

In the second technology, a "flash system", geothermal fluid is extracted from the underground reservoir and flows from the wellhead through a gathering system of insulated steel pipelines to flash tanks and/or separators. There, the steam is separated from the brine and is sent to a demister in the plant, where any remaining water droplets are removed. This produces a stream of dry saturated steam, which drives a turbine generator to produce electricity. In some cases, the brine at the outlet of the separator is flashed a second time (dual flash), providing additional steam at lower pressure used in the low pressure section of the steam turbine to produce additional electricity. Steam exhausted from the steam turbine is condensed in a surface or direct contact condenser cooled by cold water from a cooling tower. The non-condensable gases (such as carbon dioxide) are removed through the removal system in order to optimize the performance of the steam turbines. The condensate is used to provide make-up water for the cooling tower. The hot brine remaining after separation of steam is injected back into the geothermal resource through a series of injection wells. In some instances, the wells directly produce dry steam (the flashing occurring under ground). In such cases, the steam is fed directly to the steam turbine and the rest of the system is similar to the flash power plant described above.

Nature of company’s operations

To date, we have not commenced commercial operations. Our activities have focussed on the development of renewable geothermal energy projects with an emphasis on the exploration and development of supporting production of up to 35 megawatts (gross), or more, of geothermal power at Blue Mountain, Nevada.

Reference is made to the heading "Property, plants and equipment" under Item 4.D. below for information relating to development of Blue Mountain, Pumpernickel, Black Warrior and Crump Geyser geothermal energy projects.

Description of the Market

The geothermal energy industry in the United States experienced significant growth in the 1970s and 1980s, followed by a period of consolidation of owners and operators in the 1990s. The industry, once dominated by large oil companies and investor-owned electric utilities, now includes several independent power producers. During the 1990s, growth and development in the geothermal energy industry occurred primarily in foreign markets, with minimal growth and development in the United States. Since 2001, there has been renewed interest in geothermal energy in the United States as production costs for electricity generated from geothermal resources have become more competitive relative to fossil fuel-based electricity generation, due to the increasing cost of natural gas, and more prevalent legislative and regulatory incentives, such as state renewable portfolio standards.

Electricity generation from geothermal resources is currently concentrated in California, Nevada, Hawaii and Utah, although there are opportunities for development in other states such as Alaska, Arizona, Idaho, New Mexico and Oregon where there are geothermal resources and, in some cases, a favorable regulatory environment.

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

Dependence

In contemplation of locating appropriate geothermal resources at Blue Mountain, we sought out and were awarded a power purchase contract. On August 18, 2006, our wholly-owned subsidiary Nevada Geothermal Power Company, entered into a long-term firm portfolio energy credit and renewable power purchase agreement with Nevada Power Company, an operating electric public utility. Pursuant to the terms of this agreement, we will supply and deliver electrical energy (measured in MWh) that is generated from our Faulkner 1 plant to be constructed at the Blue Mountain project in Humboldt County, Nevada. We have agreed that all of our energy from this phase 1 project will be dedicated exclusively to the utility for a period of twenty years commencing immediately following the commercial operation date. Commercial operation means that the Faulkner 1 plant has been constructed and has delivered energy to the Winnemucca substation or another new switching or transmission station mutually agreeable to us and to the utility. We anticipate that the Faulkner 1 plant will commence operations in late 2009 or early 2010.

Marketing

Pursuant to the terms of the August 18, 2006 power purchase agreement described above, we have agreed to provide all geothermal energy generated at the yet-to-be-built phase 1 Faulkner 1 plant to Nevada Power Company.

Competition

The power generation industry is characterized by intense competition from electric utilities, other power producers, and marketers. In recent years, the United States in particular has seen increasing competition in power sales, in part due to excess capacity in a number of U.S. markets and an emphasis on short-term sales. While the current demand for renewable energy is strong, this increased competition may contribute to a reduction in electricity prices for new renewable projects.

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

PUBLIC UTILITY REGULATORY POLICIES ACT OF 1978 (“PURPA”)

The Public Utility Regulatory Policies Act of 1978 (“PURPA”) provides certain benefits described below, if a project is a “Qualifying Facility”. There are two types of Qualifying Facilities: cogeneration facilities and small power production facilities. A small power production facility is a Qualifying Facility if (i) the facility does not exceed 80 megawatts, (ii) the primary energy source of the facility is biomass, waste, renewable resources, or any combination thereof, and 75% of the total energy input of the facility is from these sources; and (iii) the facility has filed with the Federal Energy Regulatory Commission (“FERC”) a notice of self-certification of qualifying status, or has filed with FERC an application for FERC certification of qualifying status, that has been granted. The 80 megawatt size limitation, however, does not apply to certain types of facility certified prior to 1995 and designated as “eligible” under Section 3(17)(E) of the Federal Power Act (“FPA”).

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

PUBLIC UTILITY HOLDING COMPANY ACT (“PUHCA”)

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

FEDERAL POWER ACT (“FPA”)

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

Geothermal operations can produce significant quantities of brine, and scale which builds up on metal surfaces in our equipment with which the brine comes into contact. These waste materials, most of which are re-injected into the subsurface, can contain various concentrations of hazardous materials, including arsenic, lead, and naturally occurring radioactive materials. We also use various substances, including isobutane, isopentane, and industrial lubricants, that could become potential contaminants and are generally flammable. As a result, our projects are subject to numerous federal, state and local statutory and regulatory standards relating to the use, storage, fugitive emissions and disposal of hazardous substances. The cost of any remediation activities in connection with a spill or other release of such contaminants could be significant.

Although we are not aware of any mismanagement of these materials, including any mismanagement prior to the acquisition of our projects, that has materially impaired any of the project sites, disposal or release of these materials onto project sites, other than into permitted injection wells, could result in material cleanup requirements or other responsive obligations under applicable environmental laws.

At this time, the company does not believe that the cost of compliance at the federal, state and local levels will be significant.

Incentive Programs

The United States extended a tax subsidy and increased the amount of the tax subsidy for companies that use geothermal steam or fluid to generate electricity as part of the Energy Policy Act of 2005 that became law on August 8, 2005. The tax subsidy is a ‘‘production tax credit’’ of 1.9 cents per kilowatt hour. It may be claimed for ten years on the electricity output of new geothermal power plants put into service now until December 31, 2008. The Company may be affected by an extension (or not) of the subsidy beyond 2008.

C.	Organizational Structure

As at the date of this Annual Report, we have the following wholly-owned subsidiaries:

1.	Nevada Geothermal Power Company (“NGPC” formerly Noramex Corp.), a company incorporated in the State of Nevada;

2.	Blue Mountain Power Company Inc. (formerly Powertec Development Company Ltd.), a company incorporated in the Province of British Columbia, Canada;

3.	Desert Valley Gold Co., a company incorporated in the State of Nevada;

4.	NGP Blue Mountain Holdco LLC (“NGP Holdco”), a limited liability company incorporated in the State of Delaware;

5.	NGP Blue Mountain Holdco 11 LLC, a limited liability company incorporated in the State of Delaware

6.	NGP Blue Mountain Holdco 111 LLC, a limited liability company incorporated in the State of

Delaware

7.	NGP Blue Mountain Holdco 1V LLC, a limited liability company incorporated in the State of Delaware

8.	NGP Blue Mountain 1 LLC (“NGP1”), a limited liability company incorporated in the State of Delaware;

9.	NGP Blue Mountain 11 LLC (“NGP11), a limited liability company incorporated in the State of Delaware;

10	NGP Blue Mountain 111 LLC (“NGP111), a limited liability company incorporated in the State of Delaware;

11	NGP Blue Mountain 1V LLC (“NGP1V), a limited liability company incorporated in the State of Delaware;

D.	Property, Plants and Equipment

Executive Offices

We rent approximately 3,600 sq. ft. of executive and administrative office space, located at Suite 900-409 Granville Street, Vancouver, B.C., V6C 1T2, for the sum of approximately $7,300 per month.

In Winnemucca, Nevada, we rent approximately 1,200 sq. ft. of office space located at 657 Anderson Street, Winnemucca, Nevada, 89445-3657, at a cost of US $650 per month.

In Reno, Nevada, we also rent approximately 300 sq. ft. of office space located at 1755 East Plumb Lane, Suite 101, Reno, Nevada, 89502, at a cost of US $1,450 per month.

We believe that our current office arrangements provide adequate space at this time.

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

Nevada Geothermal Power Company, our indirectly held, wholly-owned subsidiary, is the exploration manager for all of our projects. It holds all lease rights, except those held by NGP1 relating to Blue Mountain, to federal lands and patented lands, as well as private lands. The Federal Bureau of Land Management ("BLM") is empowered to grant lease rights on federal lands. The Nevada Land and Resource Company, LLC ("NLRC") grants leases covering patented lands, while other lessors such as Burlington Northern Santa Fe ("BNSF"), JHG, LLC c/o Will DeLong ("DeLong"), The Crawford Farm ("Crawford"), Newmont USA Limited, dba Newmont Mining Corporation ("Newmont"), Ormat Nevada, Inc. ("Ormat"), 1988 Stabb Living Trust ("Stabb"), LX Ranch Inc. ("LX Ranch"), O'Keeffe Ranch ("O'Keeffe Ranch") and RLF Nevada Properties, LLC ("RLF") have granted leases to us on private lands. All leases grant surface rights, while those leases granted by NLRC and RLF also grant water rights.

Location

BLUE MOUNTAIN PROJECT

All assets relating to the Blue Mountain project, including leases, were contributed to NPG1 during 2007. The Blue Mountain property is located in north-central Nevada, 32 km (20 mi) west of Winnemucca, in Humboldt County. Blue Mountain is 24 km (15 mi) from the power grid servicing all of the major power consumers in northern Nevada with interconnections to California and Idaho. From Winnemucca, the property is accessible year-round via Jungo Road, an improvised gravel road that passes to the south of Blue Mountain. At a point just west of Blue Mountain, a dirt road off Jungo Road leads north, about 5.5 km (3.5 mi) to the site.

Our plans call for the construction and operation of a power plant at Blue Mountain, which will be named the "Faulkner 1 Power Plant". It is intended to be a state-of-the-art, near zero-emission, water-cooled, geothermal plant with >150°C (300°F) thermal water supplied by up to seven production wells. Geothermal water will be re-injected to maintain reservoir pressure and productivity. Negotiations have commenced regarding construction of the Faulkner 1 plant, and an EPC contractor will be selected shortly. The technology evaluation process is nearing completion.

BLUE MOUNTAIN LEASES

In July 2003, we acquired a 100% interest in and to the share capital of Blue Mountain Company, in a non-arm’s length transaction, from the shareholders of Blue Mountain Company, who included Brian Fairbank, Jack Milligan, and Mr. Fairbank's wholly-owned companies Tywell Management Inc. and Fairbank Engineering Ltd. As consideration for the acquisition, we issued an aggregate of 5,500,000 of our common shares, of which Mr. Fairbank received 3,932,000 shares, Mr. Milligan received 510,000 shares, and Frank Diegmann, formerly a major shareholder of NGP, received 407,000 shares.

At the time of acquisition, Blue Mountain Company held, through its wholly-owned subsidiary Nevada Geothermal Power Company, geothermal leases covering 100% of 7,000 acres. NGPC subsequently acquired geothermal leases covering an additional 3,984.3 acres.

Particulars with respect to the Blue Mountain leases are as follows:

	Owner	Lease No.	Sections	Acreage	Effective Date	Expiry Date

1	BNSF	187556	15, 23	1,280.00	March 1, 1994	February 28, 2014
2	NLRC	189093	1, 11, 25, 35	2,532.28	March 31, 2003	March 30, 2013
3	BLM	N58196	14	663.76	April 1, 1994	March 31, 2044
4	BLM	N77668	10, 12, 22,	3,297.94	August 1, 2004	July 31, 2014
			24, 26
5	BLM	N80086	16	650.32	August 1, 2006	July 31, 2016
6	BLM	N80159	28	640.00	August 1, 2006	July 31, 2016
7	Crawford	Private	21	640.00	January 10, 2006	January 9, 2016
8	JHG,LLC (DeLong)	Private	27	640.00	April 15, 2006	April 14, 2016
9	RLF Total	Private	13	640.00 10,984.30	October 3, 2006	March 30, 2013

1.	Lease No. 187556 with BNSF

This lease was renewed for consideration of US $6,400. To keep this lease in good standing we must pay BNSF rental payments of US $5.00 per acre, per year.

We are committed to pay the following royalties to BNSF:

a)	5% of the proceeds from the sale of any geothermal energy, less any sales, excise or other taxes and any cost to us of any transportation or transmission to the point of sale;
b)	2% of the proceeds from the sale of by-products, less taxes and transportation costs;
c)	1.5%-2.0% of the proceeds from the sale of electric power, less taxes and transportation costs:
	i.	1.5% if it is produced by binary technology,
	ii.	1.75% if it is produced by flash technology, or
	iii.	2.0% if it is produced by dry steam technology; d) 5% of the fair market value of geothermal energy used by us at a commercial facility other than an electric power generating facility.

This lease includes the exclusive right to use the Leased Premises for the slant drilling of wells having their surface locations upon either the Leased Premises or adjoining land and having their well bores passing through the subsurface of the leased premises.

We are committed to paying the following royalties from each slant well drilled:

a)	3% of the gross proceeds for geothermal energy used for electric or non-electric purposes.
b)	5% of the proceeds at point of sale from the sale of by-products or substances other than geothermal energy which are produced in paying quantities.

2.	NLRC lease No. 189093

This lease was granted for consideration of US $5,117.60, representing US $2.00 per acre for each acre that comprised the original lease. To keep the lease in good standing we must:

a)	Pay NLRC the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:
	i.	On the first through third anniversaries of the Effective Date: US $2.00 per acre;
	ii.	On the fourth through sixth anniversaries of the Effective Dare: US $6.00 per acre; and
	iii.	On the seventh anniversary and each anniversary that follows: US $6.00 per acre plus a 3% increase in the rental payments each year.

b)	Expend the following amounts in work commitments per lease year:
	i.	Year 1: US $10,000
	ii.	Year 2: US $20,000
	iii.	Year 3: US $50,000
	iv.	Year 4: US $50,000
	v.	Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $100,000

If in any year, we do not fulfill the work commitments, we must pay NLRC the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We have the option to purchase the surface rights any time on or before the fifth anniversary of the Effective Date for US $100.00 per acre. Beginning on and including the sixth anniversary of the Effective Date, this purchase price will be increased by 3% annually. This option to purchase the surface rights is subject to the royalties payable to NLRC.

We are committed to pay the following royalties to NLRC:

a.	3.5% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property;
b.	10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;
c.	10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

We have the option to purchase this royalty for US $1,000,000 at any time not later than 6 months following the commencement of commercial production.

3.	BLM Lease No. 58196

This lease has been determined by BLM to be capable of commercial production.

We are committed to pay BLM the following royalties:

a)	10% from the sale of steam, heat or energy;
b)	5% from the sale of by products;
c)	5% from the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

4.	BLM Lease No. 77668

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre. During years six through ten, the Company must make diligent exploration expenses as follows:

  Year 6 - US $4.00 per acre
  Year 7 – US $6.00 per acre
  Year 8 – US $8.00 per acre
  Year 9 - US $10.00 per acre
  Year 10 – US $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years. If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of US $3.00 per acre. If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM the following royalties:

a)	10% from the sale of steam, heat or energy;
b)	5% from the sale of by products;
c)	5% from the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

5.	BLM Lease No. 80086

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre. During years six through ten, the Company must make diligent exploration expenses as follows:

  Year 6 - US $4.00 per acre
  Year 7 – US $6.00 per acre
  Year 8 – US $8.00 per acre
  Year 9 - US $10.00 per acre
  Year 10 – US $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years. If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of US $3.00 per acre. If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM the following royalties:

a)	10% for the sale of steam, heat or energy;
b)	5% for the sale of by products;

c)	5% for the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

6.	BLM Lease No. 80159

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre. During years six through ten, the Company must make diligent exploration expenses as follows:

  Year 6 - US $4.00 per acre
  Year 7 – US $6.00 per acre
  Year 8 – US $8.00 per acre
  Year 9 - US $10.00 per acre
  Year 10 – US $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years. If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of US $3.00 per acre. If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM the following royalties:

a)	10% for the sale of steam, heat or energy;
b)	5% for the sale of by products;
c)	5% for the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

7.	Crawford Farm Lease

This lease was granted for consideration of US $2,560.00, representing US $4.00 per acre for each acre of the property. To keep this lease in good standing, we must:

a)	Pay Crawford US $4.00 per acre per year beginning on the first anniversary of the Effective Date, and on each subsequent anniversary:

b)	Expend the following amounts in work commitments per lease year:
	i.	Year 1: US $10,000
	ii.	Year 2: US $10,000
	iii.	Year 3: US $20,000
	iv.	Year 4: US $20,000
	v.	Year 5: US $40,000

If in any year, we do not fulfill the work commitments, we must pay Crawford the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We have the option to purchase the surface rights any time on or before the fifth anniversary of the Effective Date for US $125.00 per acre. Beginning on and including the sixth anniversary of the Effective Date, this purchase price will be increased by 3% annually. This option to purchase the surface rights is subject to the royalties payable to Crawford.

We are committed to pay the following royalties to Crawford:

a)	3% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property;
b)	10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;
c)	10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

We have the option to buy 1.5 % of this royalty for US $200,000 at any time not later than 6 months following the commencement of commercial production.

8.	DeLong

This lease was granted for consideration of US $2,560.00, representing US $4.00 per acre for each acre of the property. To keep this lease in good standing, we must:

a)	Pay DeLong US $4.00 per acre per year beginning on the first anniversary of the Effective Date, and on each subsequent anniversary.

b)	Expend the following amounts in work commitments per lease year:
	i.	Year 1: US $10,000
	ii.	Year 2: US $10,000
	iii.	Year 3: US $20,000
	iv.	Year 4: US $20,000
	v.	Year 5: US $40,000

If in any year, we do not fulfill the work commitments, we must pay DeLong the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We are committed to pay the following royalties to DeLong:

a)	3% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property;
b)	10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;
c)	10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

9.	RLF

Effective October 3, 2006, RLF Nevada Properties, LLC purchased Section 13 of Lease No. 189093 from the NLRC, which maintains the Company’s lease agreement terms including the effective date of this lease as at March 31, 2003.

a)	Pay RLF the following rental payments per acre, per year, to begin on the first anniversary of the original Effective Date of the NLRC Lease No. 189093 (which is March 31, 2003):
	i.	On the first through third anniversaries of the Effective Date: US $2.00 per acre;
	ii.	On the fourth through sixth anniversaries of the Effective Dare: US $6.00 per acre;
	iii.	On the seventh anniversary and each anniversary that follows: US $6.00 per acre plus a 3% increase in the rental payments each year.

b)	Expend the following amounts in work commitments per lease year:
	i.	Year 1: US $10,000
	ii.	Year 2: US $20,000
	iii.	Year 3: US $50,000
	iv.	Year 4: US $50,000
	v.	Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $100,000

If in any year, we do not fulfill the work commitments, we must pay NLRC the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We have the option to purchase the surface rights any time on or before the fifth anniversary of the Effective Date for US $100.00 per acre. Beginning on and including the sixth anniversary of the Effective Date, this purchase price will be increased by 3% annually. This option to purchase the surface rights is subject to the royalties payable to RLF.

We are committed to pay the following royalties to RLF:

a.	3.5% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property;
b.	10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;
c.	10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

We have the option to purchase this royalty for US $1,000,000 at any time not later than 6 months following the commencement of commercial production.

Unit Agreement

The above leases are the subject of a Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, bearing an Effective Date of June 1, 2006. The purpose of this Unit Agreement is to create a contiguous area which allows a cooperative plan of development or operation and to more properly conserve natural resources and prevent waste. The United States Department of the Interior approved this agreement, with the above mentioned effective date, on September 8, 2006.

Description, History and Development

A number of wells drilled around Blue Mountain have intersected hot water, suggesting that there is a large volume of high temperature fluid flowing up along high angle fractures. Available thermal gradient and geological/structural information indicates that the "deeper hotter" source waters probably originate from 4,000 to 6,000 feet below the surface, according to a third party consulting firm (Thermochem Inc.), over a large area west of the shallow thermal anomaly, migrating upward in a series of well known, north-south and north-easterly trending faults.

In the summer of 2004 eight thermal gradient holes were drilled to help define the thermal anomaly, with geothermal gradients in excess of 400°C/km (1,210°F/mi) on the west side of Blue Mountain, covering an area of approximately 10.4 square km (4 square mi)

The results of the thermal water chemistry from a February 2005 flow test at slim well DB-2 indicated the presence of a high temperature parent reservoir, possibly as high as 250°C (480°F). The geothermal waters supplying the observed moderate temperature zone of around 160°C (320°F) in DB-2 are interpreted to be directly connected with the reservoir with little mixing of other fluids.

In August, 2005, a ground magnetic survey was completed covering approximately 30 square km (11 square mi).

In January 2006, a detailed gravity survey was completed by Quantech Geosciences of Reno, Nevada. The gravity survey effectively mapped the topography of subsurface bedrock and outlined buried faults.

The geophysical data has been used in planning the location of both the production wells and water wells.

Again in January, 2006, we completed a major environmental assessment of our Blue Mountain project, in order to obtain permits for eight initial production wells, and other deep exploration drilling sites. Results from the assessment concluded that there are no impediments to drilling. The required permits were subsequently obtained from the BLM in February, 2006.

In July 2006, two additional thermal gradient holes had been drilled: TG-7 was completed to a depth of 503 meters (1,650 feet) with a maximum temperature of 133°C (271°F); TG-12 was completed to 160 meters (525 feet) with a temperature of 76°C (169°F).

In September, 2006 an interconnection study was completed by Sierra Pacific Power Company Regional Planning, which identifies the Winnemucca 120 kV Substation as the preferred tie-in point into the northern Nevada power grid.

In the initial production well drilling program, the production wells were positioned with the intent to intersect the moderate to high temperature resource. The production wells were designed to reach depths of approximately 1,200 meters (4,000 ft); where the 30” conductor pipe was set up to approximately 15 meters (50 feet) with an auger drill; 20” surface casing, drilled with a water well rig, was set up to 10% of the total planned hole depth; 13 3/8” production casing set at around 610 meters (2000 feet), and the remaining 12 ¼” production interval drilled to the end of hole.

Of the planned production wells, two wells, 34-23 and 63-14, were completed to the conductor depth. A water well rig was used to drill and set the 20” surface casing on three wells: 26A-14 to 171 meters (560 ft); on well 38-14 to 142 meters (465 ft); and on well 66-14 to 245 meters (805 ft). A production drilling rig with a substructure to accommodate blow-out-prevention-equipment was used to drill 26A-14 and 38-14. The 13 3/8” production casing was set in well 26A-14 to 593 meters (1,946 ft), in well 38-14 to 516 meters (1,694 feet). Currently, well 38-14 is at 612 meters (2,008 ft) with the intention to deepen it another approximately 305 to 610 meters (1,000 to 2,000 ft). Well 26A-14 intersected an artesian pressured geothermal system with a temperature of up to 192oC (377 oF) on bottom, and flowed at a maximum rate of approximately 1200gpm.

Well 26A-14 was completed to 858 meters (2,815 feet) in September 2006 and subsequently flow tested for approximately 60 hours in October 2006. The 26A-14 60 hour flow test, including approximately 48 hours of full-open flow, flowed unassisted at rates over 295 tonnes/hr (650,000 lb/hr) with an enthalpy indicating a reservoir temperature of over 185°C (365°F). Following the flow test, the well head pressure returned to the original pre-test shut in pressure within 24 hours, which has positive implications for the overall size of the resource and the reservoir capacity. The test results of the geochemical analysis of geothermal brine from 26A-14, combined with the results from well DB-2, which predict reservoir temperatures up to 240°C (460°F), suggests that a higher temperature parent source may be present. The well (26A-14) has a gross power capacity of 9.6 MW (enough to supply power to 7,000-10,000 homes).

In December, 2006 the second production well 38-14 was only drilled to a depth of 612 meters (2,008 feet) due to excessive equipment breakdowns. Subsequently well 38-14 was completed by ThermaSource to a depth of 1654 metres (5,426 feet) There were no zones intersected that showed similar pressure or permeability characteristics as encountered in well 26A-14. Evaluation of the well is ongoing as the well heated up after being disturbed by the drilling process.

Well 23-14 was completed to a depth of 1,041metres (3,415 feet) in September 2007 and subsequently flow tested for approximately 46 hours, including 28 hours of full flow. The principal production zones indicated by spinner surveys are located below 3,300 feet depth (1006 metres), with one major zone near 3,310 feet (1009 metres) depth and a second near 3380 feet (1030 metres).Flow testing of 23-14 was done under the supervision of GeothermEx, Inc. ("GeothermEx") an independent consultant based in Richmond California. GeothermEx, reports that:

- Well 23-14 produced roughly 700,000 lb/hr fully open equivalent to a volumetric flow rate of 1,590 gpm (100 l/s) at a wellhead pressure of about 100 psig (690kPa).

- The maximum temperature measured in the flowing survey was slightly more than 375°F (190°C) at 3,250-3,300 feet depth (990 metres to 1006 metres).

- Using the measured pressure drawdown and the total flow rate, a productivity index of 7.1 gpm/psi is calculated, indicating good productivity.

- The well can be pumped using a conventional line-shaft pump to maximize its power output. Assuming a flow of 2,500 gpm (160 l/s) under pump, the gross power potential of 23-14 is 10 MW and the net output would be about 7.5 MW, accounting for parasitic load for the combination of the production pump in the well and the well's proportionate share of a hypothetical binary plant and injection pumps.

A total of CDN $15,688,031 was expended on our Blue Mountain project during the 2007 fiscal year.

GeothermEx predicts the resource to be capable of producing 30 megawatt (MW) net. In order to develop a 30 megawatt (MW) net resource capable of supplying electricity under our power purchase agreement with Nevada Power Company (“NPC”), Power Company plans to drill three or four more production wells, two or three injection wells, and one to four water well(s), in order to develop the proposed 30 megawatt (MW) Faulkner-1 geothermal power plant.

Power Purchase Agreement(s)

On June 17, 2005, the Company submitted a power bid, based on a plan to generate up to 35 megawatts (gross) electricity, to Sierra Pacific Power Company (“SPPC”) and Nevada Power Company (“NPC”) in

response to a request for proposal issued on May 4, 2005. SPPC is the electric utility for most of northern Nevada and the Lake Tahoe area of California, and NPC is the electric utility for most of southern Nevada. On August 18, 2006, we were awarded a 20 year power purchase agreement by Nevada utility NPC to provide up to 35 megawatts (gross) of geothermal power from a new geothermal power plant. Approval of the agreement was received in February 2007 from the Public Utilities Commission of Nevada and Federal Energy Regulatory Commission (FERC) approval was also received in early 2007. A FERC application for a Small Power Plant Generator was made in August 2007 using the self certifying exemption process.

Under the terms of the agreement, we provided NPC with a US $645,000 security deposit in the form of a letter of credit, backed by a cash deposit. NPC has the right to draw upon these funds in the following circumstances: (i) if we fail to make required payments under the contract; (ii) if the letter of credit is not renewed by the required date; or (iii) if certain conditions regarding the credit rating of the issuing financial institution are not met.

Our subsidiary, Nevada Geothermal Power Company, continues to submit bids for supplying additional power as opportunities arise.

Permitting

The following is a summary of the most important permits that will be required in order to further the Blue Mountain project:

1.

A transmission line right-of-way application was submitted to the BLM September 29, 2006. The application review included a plan of development for the transmission line right of way, a plan of operation for the steam gathering system and a plan of utilization for the power plant. An Environmental Assessment was completed and approval is proceeding is expected shortly.

2.

A request for an initial UEPA permit was submitted in November 2006 to the Public Utilities Commission of Nevada ("PUCN"). A full application will be submitted to the PUCN subsequent to approval of the transmission line right-of-way environmental assessment and preliminary engineering design. Approval is expected during Q2 2008.

3.

Application to the Bureau of Water Pollution Control for an Underground Injection Control Permit can begin while project production and injections systems are still in the conceptual and development phases. Application was made in December, 2006.

4.

A request for an Air Quality Permit is expected to be made to the Bureau of Air Quality in early 2008, once preliminary engineering is complete and levels of emissions can be estimated. Approval is expected to take three to four months.

5.

Following completion of facilities engineering, an application for a Chemical Accident Prevention Program Permit will be submitted to the Bureau of Air Pollution Control if we elect to construct a binary plant that requires volatile hydrocarbon fluids. If submitted, approval is expected to take six months.

6.

Following completion of facilities engineering, an application for a County Special Use Permit will be made to Humboldt and Pershing Counties. Detailed drawings and specifications must accompany the application. Three months processing time is expected.

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

Option Agreement

On October 12, 2004, and as subsequently amended Nevada Geothermal Power Inc (“NGP)” and Nevada Geothermal Power Company entered into an Option Agreement with Sierra Geothermal Power Corp (“SGP” formerly Inovision Solutions Inc) which provides SGP an opportunity to earn a 50% interest in the geothermal leases at the “Pumpernickel” property by making Cash payments totalling Cdn $120,000, completing work programs on the Property totalling Cdn. $5,000,000 and issuing to NGP a total of 600,000 common shares, all in accordance with an agreed schedule. At December 31, 2007 SGP was up to date with its scheduled commitments.

SGP has the right to satisfy all or any portion of the cash payments by issuing to NGP within 60 days of the date such payment was due, additional common shares of SGP having a deemed value equal to the average closing price of the shares of SGP for the 20 consecutive trading days immediately preceding the date such payment was due, subject to prior Exchange approval to the issuance of any additional shares.

SGP is responsible for all lease payments, BLM fees and property maintenance costs arising during the Option period which will be credited as part of the Work Programs on the Property. During the Option Period, NGP is appointed as SGP’s agent and Project Exploration Manager for the purposes of conducting the Work Programs on the Property.Upon fulfilment of the Terms, SGP will have earned a 50% interest in the Property and SGP and NGP will enter into a Joint Venture agreement concerning the Property.

PUMPERNICKEL LEASES

The Company acquired the Pumpernickel leases beginning in February, 2004. They are listed below:

	Owner	Lease No.	Sections	Acreage	Effective Date	Expiry Date

1	Newmont	29-462-0003	3, 5, 9, 27, 33	3,150.85	February 13, 2004	February 12, 2014
2	BLM	78124	10, 28, 34	1,898.06	June 1, 2006	May 31, 2016
3	BLM	80070	32	640.00	August 1, 2006	July 31, 2016
4	BLM (Ormat/Ehni)	74855	N ½ 4, 8	933.50	October 1, 2002	September 30, 2012
	TOTAL			6,622.41

1.	Newmont Mining Corporation Lease No. 29-462-0003

To keep this lease in good standing we must:

a)	Pay Newmont the following rental payments, per acre (full or fraction), per year:
	i.	Lease years 1 and 2: US $2.00
ii.

Year 3 and every year after: US $3.00, however rentals paid to the Lessor under this subsection shall apply toward or be credited to royalties payable on actual production (if any) for the year such rentals are paid.

We are committed to pay Newmont the following royalties:

a)	3.5% of the gross proceeds of the sale of electric power, less taxes and transportation costs;
b)	5% of the gross proceeds of the sale of geothermal substances in arm’s length transactions, less taxes and transmission costs;
c)	2% of the gross proceeds of the sale of any by-products, less taxes and transportation costs;
d)	10% of the net profits produced from the use of geothermal substances at a commercial facility other than an electric power plant.

Substances or electric power used by Power Company for the operations on-site are not subject to royalties.

2.	BLM Lease N78124

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre. During years six through ten, the Company must make diligent exploration expenses as follows:

  Year 6 - US $4.00 per acre
  Year 7 – US $6.00 per acre
  Year 8 – US $8.00 per acre
  Year 9 - US $10.00 per acre
  Year 10 – US $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years. If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of US $3.00 per acre. If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM the following royalties:

a)	10% from the sale of steam, heat or energy;
b)	5% from the sale of by products;
c)	5% from the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

3.	BLM Lease N80070

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre. During years six through ten, the Company must make diligent exploration expenses as follows:

  Year 6 - US $4.00 per acre
  Year 7 – US $6.00 per acre
  Year 8 – US $8.00 per acre
  Year 9 - US $10.00 per acre
  Year 10 – US $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years. If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of US $3.00 per acre. If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM the following royalties:

a)	10% from the sale of steam, heat or energy;
b)	5% from the sale of by products;
c)	5% from the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

4.	BLM (Ormat/Ehni) N74855

We acquired this lease from Ormat for a one-time purchase price of US $15,000 and a commitment to use Ormat’s equipment at the Pumpernickel site.

Pursuant to a Royalty Agreement dated April 26, 2006 between Power Company, Ormat and Ehni Enterprises, Inc., we are required to pay Ehni:

a)	US $10,000 within ten business days of entering into a power purchase agreement with respect to this lease; and
b)	A royalty of 0.5% of the gross proceeds received from the sale of electrical power, less taxes and transportation costs.

We have the option to purchase the Royalty from Ehni for the sum of US $200,000, payable in stages up to the commencement of commercial production under a power purchase agreement.

To keep this lease in good standing, during the first five years of the primary term, the company is required to make rental payments of US $1.00 per acre. During years six through ten, the company must make diligent exploration expenses as follows:

  Year 6 - US $4.00 per acre
  Year 7 - US $6.00 per acre
  Year 8 - US $8.00 per acre
  Year 9 - US $10.00 per acre
  Year 10 - US $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years. If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of US $3.00 per acre. If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM the following royalties:

a)	10% from the sale of steam, heat or energy;
b)	5% from the sale of by products;
c)	5% from the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

Description, History and Development

The most obvious indication of geothermal potential in Pumpernickel Valley is a series of active geothermal springs and relic alteration minerals precipitated from extinct springs, along the western edge of the valley, apparently associated with the Pumpernickel fault. The maximum temperature recorded from an active spring was 88°C (191°F). Pumpernickel Valley area is within the Humboldt Structural zone which hosts other reported major geothermal fields, including Brady’s Hot Springs, Steamboat, Soda Lake, Dixie Valley, and Beowawe.

Previous work on the property dates back to 1974 when Magma Power Company drilled a 920 meter (3,071 ft) hole offsetting the hot springs about 150 metres (492 ft). The temperature on the bottom was reported to have been 135°C (275°F) with the last 90 meters (300 ft) having a thermal gradient of 160°C/km.

The University Of Nevada System (UNS), under contract to the U.S. Department of Energy, completed an aerial assessment at Pumpernickel Valley in 1981–1982. UNS field work included geologic reconnaissance, satellite imagery, hot spring geochemistry, air photo analysis, a 2 metre depth temperature probe survey, gravity survey, soil mercury survey, 35 metre (115 ft) temperature gradient drilling, and additional shallow 65-148 meter (213-485 ft) temperature gradient drilling. UNS work demonstrated that the geothermal fluids are likely channelled to the surface via range bounding faults, such as the Pumpernickel fault.

Under the terms of an October, 2004 cost sharing agreement, the US Department of Energy (DOE) agreed to fund 80% of exploration and drilling program costs at Pumpernickel. Sierra Geothermal Power Corp., is responsible for the remaining 20%.

In July, 2005, Premier Geophysics completed an E-SCAN resistivity survey to 3-dimensionally map Pumpernickel Valley, and the geothermal waters. The E-SCAN identifies a conductive anomaly, covering an area of about 7.8km 2 (3 mi2), with probable fluid up-flow zones.

In August, 2005, a ground magnetic survey was completed and used to aid in the structural mapping and subsequently in identifying potential drill targets.

In November, 2005, four thermal gradient holes were completed, recording thermal gradients between 75°C/km and 200°C/km. Previous mineral exploration drill holes recorded thermal gradients of up to 283°C/km. Water samples collected from the thermal gradient drill holes and geothermal springs were sent for third party analysis and the geothermometry indicated commercial reservoir temperatures.

Drilling corroborates earlier studies indicating geothermal fluids are being channelled to the surface through range-front faults, and suggests that the site is an excellent prospect for a geothermal resource capable of generating electricity. Additionally, the site is located in an area of reasonably well-developed infrastructure with no apparent environmental issues.

In February, 2006, Quantec Consulting completed a gravity survey at Pumpernickel Valley, mapping the topography of subsurface bedrock, outlining faults, and evaluating the thickness of the overburden. The survey successfully defined the contact between the valley fill and the basement rocks, and most importantly it established the positions of valley faults and their relationship to the geothermal system. The data showed a good correlation with the 2005 3-D resistivity and drilling data. The combined data will aid in defining the boundaries of the geothermal reservoir.

In March, 2006, a sage grouse study was completed by SRK Consulting to determine that the federal leases then under application were not sage grouse habitat.

Pursuant to the terms of an April, 2006 agreement, Ormat has a right of first refusal to construct an electrical power plant at our Pumpernickel site. If Ormat is ultimately successful in their bid to construct the plant, they will provide a "most favoured customer" price for such a facility on a first offer basis for the manufacture and construction of a binary geothermal power plant using Ormat's proprietary technology.

A total of CDN $293,385 was expended on seismic work at our Pumpernickel project during the 2007 fiscal year, funded by Sierra Geothermal Power Corp. In 2008 exploration plans include a deep test well to confirm the geothermal resource.

BLACK WARRIOR

Location

Our Black Warrior property covers a land area of 262 km (10 mi2), and is located south and east of Black Warrior peak, in Washoe and Churchill Counties, Nevada. Access to the property via a loose surface road, 447, is from Fernley, located only 30km south of the property. An alternative is Interstate Highway I-80 from Fernley to Brady's Hot Springs, then 28 km NW on loose surface road to Nightingale Mine area, and south along the road that follows the power line.

BLACK WARRIOR LEASES

Black Warrior leases, which include surface and water rights, are as follows:

	Owner	Lease No.	Sections	Location	Acreage	Effective Date	Expiry Date

1	NLRC	189099	1, 3, 5, 7, 11, 29, 31, 35	Washoe Co. and Churchill Co.	5,066.69	August 1, 2004	July 31, 2014
2	BLM	79745	8	Churchill Co.	640.00	March 1, 2006	February 29, 2016
3	BLM	78777	30	Churchill Co.	566.40	March 1, 2006	February 29, 2016
	TOTAL				6,273.09

1.	NLRC Lease No. 189099

This lease was granted for consideration of US $8,853.38, representing US $2.00 per acre for each acre that comprised the original lease. To keep the lease in good standing we must:

a)	Pay NLRC the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:
	i.	On the first through third anniversaries of the Effective Date: US $2.00 per acre;
	ii.	On the fourth through sixth anniversaries of the Effective Date: US $6.00 per acre;
	iii.	On the seventh anniversary and each anniversary that follows: US $6.00 per acre plus a 3% increase in the rental payments each year.

b)	Expend the following amounts in work commitments per lease year:
	i.	Year 1: US $10,000
	ii.	Year 2: US $20,000
	iii.	Year 3: US $50,000
	iv.	Year 4: US $50,000
	v.	Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $100,000

If in any year, we do not fulfill the work commitments, we must pay NLRC the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We are committed to pay the following royalties to NLRC:

a)	3.5% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property;
b)	10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;
c)	10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

We have the option to purchase this royalty for US $1,000,000 at any time not later than 6 months following the commencement of commercial production.

2.	BLM Lease N79745

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre. During years six through ten, the Company must make diligent exploration expenses as follows:

  Year 6 - US $4.00 per acre
  Year 7 – US $6.00 per acre
  Year 8 – US $8.00 per acre
  Year 9 - US $10.00 per acre
  Year 10 – US $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years. If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of US $3.00 per acre. If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM the following royalties:

a)	10% from the sale of steam, heat or energy;
b)	5% from the sale of by products;
c)	5% from the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

3.	BLM Lease N78777

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre. During years six through ten, the Company must make diligent exploration expenses as follows:

  Year 6 - US $4.00 per acre
  Year 7 – US $6.00 per acre
  Year 8 – US $8.00 per acre
  Year 9 - US $10.00 per acre
  Year 10 – US $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years. If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of US $3.00 per acre. If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM the following royalties:

a)	10% from the sale of steam, heat or energy;
b)	5% from the sale of by products;
c)	5% from the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

Description, History and Development

This project is located within a prolific power producing region of Nevada comprising geothermal power plants having an aggregate production capacity of over 100 megawatts. Four separate power lines cross the region with convenient interconnections to the power transmission grid at Marble Bluff Substation, 16 km (10mi) west, or 19 km (12 mi) south east of the Brady's Geothermal Power Plant Substation.

At Black Warrior, the potential for a geothermal reservoir suitable for electric power generation was indicated throughout the leased area by temperature gradients greater than 200°C/km in ten widely spaced holes drilled by Phillips Petroleum in the early 1980's. The deepest test hole (NV-ST-1) recorded a temperature of 128°C (262°F) at its maximum depth of 552 meters (1,810 feet) with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1,000 meters (3,000 feet) of the surface. The geology and fault structures appear to permit deep circulating ground water to be heated by anomalously high rock formation temperatures.

During the summer of 2005, we conducted field investigations including preliminary work to prepare the site for a full Schlumberger resistivity survey. The investigations included limited testing of the Schlumberger survey at a few points. It was determined that noise from overhead power lines would not cause problems while conducting the survey, and that a Schlumberger survey of the area could be conducted.

A total of CDN $16,025 was expended on our Black Warrior project during the 2007 fiscal year. In 2008 we plan to continue exploration surveys to further define the resource and develop plans for drilling.

CRUMP GEYSER

Location

Our Crump Geyser property is a hot spring system located in Warner Valley, Lake County, north of Adel, Oregon, 53 km (22 mi) east of Lakeview Oregon, and 287 km (178 mi) north and west from Winnemucca, Nevada. Access to the property is via Highway 140.

A power line connection to the regional power grid and a transformer substation, both owned by Surprise Valley Electrification Corporation, are located approximately 0.35km (0.2 mi) to the west on Highway 140 at Adel.

CRUMP GEYSER LEASES

Particulars with respect to our Crump Geyser leases are as follows:

	Owner	Acreage	Effective Date	Expiry Date

1	LX Ranch	5,000	August 1, 2005	July 31, 2015
2	O’Keeffe Ranch	733.76	August 1, 2005	July 31, 2015
3	Stabb	1,471.84	August 1, 2005	July 31, 2015
	TOTAL	7,205.60

1.	LX Ranch

This lease was granted for consideration of US $10,000, representing US $2.00 per acre for each acre that comprises the lease. To keep the lease in good standing we must:

a)	Pay LX Ranch the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:
	i.	First anniversary: US $2.06
	ii.	Second anniversary: US $2.12
	iii.	Third anniversary: US $2.18
	iv.	Fourth anniversary: US $4.00
	v.	Fifth anniversary: US $4.12
	vi.	Sixth anniversary: US $4.24
	vii.	Seventh anniversary: US $4.37
	viii.	Eighth anniversary: US $4.50
	ix.	Ninth anniversary: US $4.64
	x.	Tenth anniversary: US $4.78

b)	Expend the following amounts in work commitments per lease year:
	i.	Year 1: US $10,000
	ii.	Year 2: US $20,000
	iii.	Year 3: US $30,000
	iv.	Year 4: US $40,000
	v.	Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $50,000

If in any year, we do not fulfill the work commitments, we must pay LX Ranch the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We are committed to pay the following royalties to LX Ranch:

a)	3.5% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property;
b)	10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;
c)	10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

Provided we have established a binary power plant utilizing hot water and/or steam at temperatures less than 179°C (355°F), we have the option to purchase 1% of this royalty for US $500,000 at any time not later than 36 months following the commencement of commercial production.

If LX Ranch is receiving production royalties, LX Ranch grants us the right to lease that portion of the surface of the property as is required for production and/or transmission facilities at a surface lease rate of:

a)	US $600 per acre, per year for productive crop land;
b)	US $300 per acre, per year for pasture land; and
c)	US $150 per acre, per year for hillside or otherwise non-productive land.

2.	O’Keeffe Ranch

This lease was granted for consideration of US $1,467.52, representing US $2.00 per acre for each acre that comprises the lease. To keep the lease in good standing we must:

a)	Pay O’Keeffe Ranch the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:
	i.	First anniversary: US $2.06
	ii.	Second anniversary: US $2.12
	iii.	Third anniversary: US $2.18
	iv.	Fourth anniversary: US $4.00
	v.	Fifth anniversary: US $4.12
	vi.	Sixth anniversary: US $4.24
	vii.	Seventh anniversary: US $4.37

	viii.	Eighth anniversary: US $4.50
	ix.	Ninth anniversary: US $4.64
	x.	Tenth anniversary: US $4.78

b)	Expend the following amounts in work commitments per lease year:
	i.	Year 1: US $10,000
	ii.	Year 2: US $20,000
	iii.	Year 3: US $30,000
	iv.	Year 4: US $40,000
	v.	Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $50,000

If in any year, we do not fulfill the work commitments, we must pay O’Keeffe Ranch the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We are committed to pay the following royalties to O’Keeffe Ranch:

a)	3.5% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property;
b)	10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;
c)	10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

Provided we have established a binary power plant utilizing hot water and/or steam at temperatures less than 179°C (355°F), we have the option to purchase 1% of this royalty for US $500,000 at any time not later than 36 months following the commencement of commercial production.

If O’Keeffe Ranch is receiving production royalties, O’Keeffe Ranch grants us the right to lease that portion of the surface of the property as is required for production and/or transmission facilities at a surface lease rate of:

a)	US $600 per acre, per year for productive crop land;
b)	US $300 per acre, per year for pasture land; and
c)	US $150 per acre, per year for hillside or otherwise non-productive land.

3.	Stabb

This lease was granted for consideration of US $2,943.68, representing US $2.00 per acre for each acre that comprises the lease. To keep the lease in good standing we must:

a)	Pay Stabb the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:
	i.	First anniversary: US $2.06
	ii.	Second anniversary: US $2.12
	iii.	Third anniversary: US $2.18
	iv.	Fourth anniversary: US $4.00

	v.	Fifth anniversary: US $4.12
	vi.	Sixth anniversary: US $4.24
	vii.	Seventh anniversary: US $4.37
	viii.	Eighth anniversary: US $4.50
	ix.	Ninth anniversary: US $4.64
	x.	Tenth anniversary: US $4.78

b)	Expend the following amounts in work commitments per lease year:
	i.	Year 1: US $10,000
	ii.	Year 2: US $20,000
	iii.	Year 3: US $30,000
	iv.	Year 4: US $40,000
	v.	Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $50,000

If in any year, we do not fulfill the work commitments, we must pay Stabb the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We are committed to pay the following royalties to Stabb:

a)	3.5% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property;
b)	10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;
c)	10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

Provided we have established a binary power plant utilizing hot water and/or steam at temperatures less than 179°C (355°F), we have the option to purchase 1% of this royalty for US $500,000 at any time not later than 36 months following the commencement of commercial production.

If Stabb is receiving production royalties, Stabb grants us the right to lease that portion of the surface of the property as is required for production and/or transmission facilities at a surface lease rate of:

a)	US $600 per acre, per year for productive crop land;
b)	US $300 per acre, per year for pasture land; and
c)	US $150 per acre, per year for hillside or otherwise non-productive land.

Description, History and Development

Numerous springs, seepages and warm water marshes are present throughout Warner Valley. The two primary zones of interest are Crump Geyser and Fisher Hot Springs. The Crump Geyser hot springs occur over four miles along the western edge of Warner Valley and extend about 3,000 feet east into the valley. Fisher Hot Springs, a separate area of geothermal interest in north eastern Warner Valley, covers 2,600 acres.

Crump Geyser was formed in 1959 when a 512 meter (1,680 feet) well drilled by Magma Power

Company spontaneously erupted a few days after it was abandoned. The well flowed 30 litres/second (500 gallons/minute) of boiling water 45 meters (150 feet) into the air continuously for 6 months before reverting to a geyser erupting at regular intervals. During the 1960’s the well was plugged with rocks to stem the geyser flow, and boiling water still rumbles at depth and bubbles to the surface.

In the southern geothermal zone, which includes Crump Geyser, geothermal springs are abundant as is an extensive series of northwest-southeast trending elongate mounds of siliceous/calcareous tufa. The zone appears to be structurally controlled and located along and immediately east of the prominent western scarp of Warner Valley. The northern geothermal zone is located along the northwestern and northeastern shore of Crump Lake. This zone is characterized by hot springs and seepages, which originate along the base of a segmented, northwest-southeast trending fault system.

Waters from many springs in-and-around Warner Valley have been sampled for geochemistry by the USGS. In 1975 a series of geophysical studies conducted by the USGS, including magnetic, gravity and resistivity surveys, assessed the geothermal potential of Warner Valley. Thermal data collected from 13 heat-flow holes were reported by the USGS in 2005.

In November 2005, a series of geothermal springs were sampled and sent to Thermochem for analysis to confirm the results of the previous USGS study. The geothermometers calculated from the geochemistry suggested a reservoir source temperature of around 150°C +/- 10°C (302°F +/- 50°F).

In November, 2005, Northwest Wildlife Consultants completed a preliminary wildlife survey of the Crump Geyser project area, determining that there are no endangered species that would prohibit development.

From November, 2005 until the end of 2007, we have conducted geophysical field studies and developed plans for drilling, including electrical resistivity, Schlumberger and ground magnetic surveys. The geophysical work mapped subsurface structures and indicated an excellent target indicative of geothermal fluids. Results suggest that the hot springs are associated with structurally permeable zones due to extensional faulting.

An independent review by GeothermEx estimates that the potential capacity of the Crump Geyser reservoir is a minimum of 40 megawatt (90% probability) for 20 years, and most likely 60 megawatt for 20 years. This capacity estimate is based on a volumetric estimate of heat in place which assumes an area of 5.4 to 16 km2 (most likely 10.7 km2), a reservoir thickness of 760 to 1,680 m (most-likely 1,070 m), and average reservoir temperature 140 to 160°C (most-likely 150°C).

A total of CDN $52,841 was expended on Crump Geyser project during the 2007 fiscal year.

We intend to advance the Crump Geyser project through reservoir drilling and testing as well as project feasibility studies to confirm the presence of a commercially productive geothermal system. Plans for 2008 include continued exploration surveys to confirm the resource and develop targets for drilling.

ITEM 4A.	Unresolved Staff Comments

Not Applicable.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles. The following discussion of our financial condition and results of operations for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005 should be read in conjunction with our consolidated financial statements and related notes attached thereto.

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

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and policies are as follows:

(i)	Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

(ii)	Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Loss, which includes the components of comprehensive income. For the Company, other comprehensive income (“OCI”) is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”) which is presented as a new category within shareholders’ equity in the balance sheet.

(iii)	Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at June 30, 2007 the Company has not designated any hedging relationships.

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

June 30, 2007 Compared to June 30, 2006

During the year ended June 30, 2007, the Company invested heavily in its Blue Mountain resource and building its organizational capabilities. As a result the Company incurred a loss of $2,874,979 or $0.05 per share compared to a loss for the year ended June 30, 2006 of $1,605,372 or $0.04 per share. The net loss increase primarily results from an increase of $587,086 in stock-based compensation and an increase of $638,072 in the loss on foreign exchange, a result of the strengthening of the Canadian dollar.

Operating Expenses increased with the size and scope of operations as the Company invested in its capabilities and further developed the Blue Mountain project. Administrative expenses of $225,592 (2006 – $110,083) increased with the hiring of employees for the increased level of activity. Consulting fees of $360,877 (2006 - $180,689) rose as a result of search fees, assistance required with regulatory activities, and payments to directors and contractors for activities such as assistance with project financing. Office expenses of $78,334 (2006 - $48,646), legal costs of $148,576 (2006 - $90,522), transfer agent and regulatory costs of $76,865 (2006 - $63,925), investor relations costs of $119,712 (2006 - $85,623), insurance costs of $88,000 (2006 - $50,000) and rent and telephone costs $77,365 (2006 - $56,112) also increased. Conventions and publishing costs of $177,047 (2006 - $486,108) decreased as a result of lower marketing expense associated with the stock issuances.

Losses were offset in part by increased interest income $448,195 (2006 - $189,133), a gain resulting from the continued disposition of marketable securities $103,965 (2006 - $62,780) and, as explained in Note 3 e) to the financial statements, option payments in excess of deferred exploration costs on the Pumpernickel project that were taken into income.

We expect to incur a net operating loss for the fiscal year ending June 30, 2008.

June 30, 2006 Compared to June 30, 2005

For the year ended June 30, 2006, we incurred a loss of $1,605,372 or $0.04 per share. This compares to a loss for the year ended June 30, 2005 of $1,308,233 or $0.05 per share. The main reason for the increased loss is that non-cash stock-based compensation granted to directors, employees and consultants increased by $357,000 in a year to year comparison. Non-cash stock-based compensation increased in 2006 as we added an additional director and an officer to our management executive team, and employed an investor relations firm for the final six months of the year. In order to attract quality candidates, each of these three parties was awarded share purchase options.

Administrative expenses increased as a result of additional accounting and audit expenses incurred during the year and the hiring of the Company’s first full-time employees. Consulting fees rose as a direct result of engaging a qualified individual in the role of chief financial officer and paying market rate directors’ fees. Convention and publishing expenses rose as we produced our first annual report. We also realized a foreign exchange gain ($143,837) as the Canadian dollar strengthened with respect to the US dollar and we sold 185,000 shares of Running Fox Resources realizing a gain of $62,780. On a year to year comparison, our investor relations costs have declined by $43,291. During the 2006 fiscal year, we delayed hiring an external firm for the first five months of the year and then hired Pro-Edge Consultants Inc. at a lower rate than the firm performing this task in fiscal 2005. During fiscal 2006, liability insurance coverage was obtained for the first time and the related expense recorded. Legal expenses rose during the year as the direct function of the large financing we completed in 2006.

The increase in rent and telephone expenses was caused by two factors. In 2005, we shared our office space with another company. This relationship ended in mid 2006 and consequently we now have larger premises. The increased telephone costs are the result of the financing activities and the follow on drilling activities undertaken in Nevada. As a result of the financing, our transfer agency and regulatory fees increased by $17,633. Travel and business development expenses increased by $27,634 as management traveled more frequently pursuing various financing options during fiscal 2006. During fiscal 2005, we had a net write down on the value of certain marketable securities. There were no further write downs in fiscal 2006. Interest income increased by $170,957 in 2006 as we placed the proceeds of the financing in short term investments.

The increased losses and net losses reflect additional overhead expenses associated with our escalating exploration activities since 2003. Similarly, the increases in total assets, on a year to year comparison, results from a combination of the capitalization of exploration costs and the increasing cash position that has resulted from the financing activities. On a comparative basis, we have increased the relative level of these activities as a direct function of the successful results of our exploration program.

During the fiscal year ended June 30, 2006, we recorded interest income of $189,133. Expenses for the fiscal year ended June 30, 2006 were $1,794,505, up from $1,486,104 for the fiscal year ended June 30, 2005. This increase is primarily due to increased stock-based compensation costs that rose to $692,059 from $335,064.

The net loss for the fiscal year ended June 30, 2006 was $1,605,372 or $0.04 per share as compared with a net loss for the fiscal year ended June 30, 2005 of $1,308,233 or $0.05 per share.

June 30, 2005 Compared to June 30, 2004

During the fiscal year ended June 30, 2005, we recorded other income of $177,871, $18,176 of which represents interest income, and $159,695 reflecting a gain on the sale of a subsidiary. During the fiscal year ended June 30, 2004, we recorded interest income of $2,998.

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

Foreign Currency Exchange Rates

A significant portion of our business is conducted in currencies other than the United States dollar. As a result, we are subject to exposure from movements in foreign currency exchange rates. We do not currently engage in hedging transactions designed to manage currency fluctuation risks. Please refer to Note 2.k) "Foreign Currency Translation" in our June 30, 2007 financial statements, which form a part of this Annual Report.

B.	Liquidity and Capital Resources

Cash and Financial Condition

We do not have operations that generate cash flow. Our financial success relies on management’s ability to find and develop economically viable geothermal resources. This process can take many years and involves many factors that are beyond our control.

To June 30, 2007 we financed our activities through brokered and non-brokered private placements, and from the exercise of stock options and warrants. Debt financing had not been available. At November 30, 2007 the Company had approximately $5,100,000 in cash as well as access to $20 million in the form of a bridge loan from Glitnir bank that closed November 2, 2007 and is available until the earlier of the closing of a construction loan with Morgan Stanley or one year. Commitments to an approximately $100 million construction loan and take out equity financing were previously received during August, 2007 from Morgan Stanley Senior Secured Lending (“Morgan Stanley”) and MS Greenrock LLC (“MS Greenrock”) respectively. As a result, assuming conditions precedent to the Morgan Stanley construction loan are met and the Company meets the milestones required by both the Glitnir loan and the Morgan Stanley commitment the Company has access to the estimated funds required to build up to 35 MW generating plant, as announced, at Blue Mountain,

In order to finance our other exploration and development activities we are dependent upon the exercise of options and warrants as well as issuance of shares. In turn these sources of funds are dependent upon investor sentiment towards the geothermal business generally, and towards NGP in particular. Many factors have an influence on investor sentiment, including a positive climate for geothermal development, the company’s track record and the experience and calibre of its management. There is no certainty that further equity funding will be available at the times and in the amounts required to fund our activities.

As of the fiscal period ended June 30, 2007, we had working capital of $10,962,394. At June 30, 2007, we had $13,540,315 in cash and equivalents on hand (2006: $16,117,092; 2005: $1,964,047), and marketable securities in the amount of $126,000 (2006: $133,305; 2005: $91,610).

Operating Activities

Cash used for operations during fiscal 2007 amounted to $3,233,453 (2006: $762,405); 2005: $906,753), and included a net loss of $2,874,979 (2006: $1,605,372; 2005: $1,308,233).

During this same period, significant adjustments included $1,279,145 in non-cash stock-based compensation (2006: $692,059; 2005: $335,064), amortization of $20,549 (2006: $10,900; 2005: $3,005), and a gain of $103,965 on the sale of securities (2006: $62,780 and 2005: Nil).

Investing Activities

During 2007, our cash outflows for investing activities was $13,517,733, (2006: $5,022,211; 2005: $1,814,821). Most expenditures were in connection with our Blue Mountain project ($4,747,451).

Financing Activities

During the fiscal year ended June 30, 2007, we raised a total of $14,174,409 (2006: $18,412,851; 2005: $3,701,192) comprised of $13,879,209 from the private placement of our securities, including non-cash consideration of $1,036,530, and $295,200 through the exercise of stock option. We also had interest income of $448,195, and our Pumpernickel joint venture partner, Sierra Geothermal Power Corp., advanced the sum of $293,385 to cover expenditures.

The private placement consisted of the issuance of 23,077,000 units at a price of $0.65 per unit for proceeds of $15,000,050 before issue costs of $2,157,371 including non-cash consideration of $1,036,530. Each unit consisted of one common share and one share purchase warrant. One warrant entitles the holder to purchase one common share at a price of $1.10 per share for a two-year period. As a finance fee, we granted the agents the right to acquire up to 1,846,160 units at a price of $0.65 per unit until March 1, 2009. Each of these units consists of one share ("Agents’ Shares") and one share purchase warrant, exercisable for one further common share ("Agents’ Warrant Share") for a period of two years at a price of $1.10 each. The value of the agent’s units, aggregating $1,036,530, was calculated using the Black-Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60% and a two year term for both the common share portion and the warrant portion.

A total of 545,000 common shares were issued at various times throughout the 2007 fiscal year, upon exercise of stock options, for proceeds of $295,200.

Outstanding Share Data as of December 15, 2007

As at June 30, 2007, we had 76,824,171common shares issued and outstanding, none of which were held in escrow pursuant to the terms of a June 30, 2003 escrow agreement between Nevada Geothermal Resources Inc. (sic), Computershare Investor Services Inc. and Brian D. Fairbank, John W. Milligan, Tywell Management Inc. and Fairbank Engineering Ltd. These last shares were released from escrow on July 23, 2006.

As of June 30, 2007, the following rights to purchase our securities were outstanding:

(a)	stock options	6,540,000
(b)	share purchase warrants	42,743,667
(c)	Agents’ Shares	3,419,493
(d)	Agents’ Warrant Shares	3,419,493
		56,122,653

Subsequent to our 2007 fiscal year end, we granted options, under our stock option plan, to acquire a total of 595,000 common shares with exercise prices of $0.80 - $1.20 per share expiring at various dates during 2012.

Subsequent to our 2007 fiscal year end, stock options for the purchase of an aggregate of 205,000 common shares were exercised at prices of $0.54 - $0.67 each, for total proceeds of $126,000.

Subsequent to our 2007 fiscal year end, stock options for the purchase of 230,000 common shares exercisable at prices of $0.65 – $0.90 each until January 18, 2011 were cancelled.

As of December 15, 2007, the following rights to purchase our securities were outstanding:

(a)	stock options	6,700,000
(b)	share purchase warrants	42,743,667
(c)	Agents’ Shares	3,419,493
(d)	Agents’ Warrant Shares	3,419,493
		56,282,653

As of December 15, 2007, our issued and outstanding share capital consisted of 77,029,171 common shares, which, when combined with 29,621,333 common shares issuable pursuant to rights granted to purchase our securities, would result in a fully-diluted share capital of 133,311,824 common shares.

C.	Research and Development, patents, licenses etc.

We do not currently and did not previously have research and development policies in place.

D.	Trend Information

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

F.	Tabular Disclosure of Contractual Obligations

We have entered into operating leases for premises and geothermal resources. Our minimum annual commitments in each of the next five fiscal years and thereafter (including work commitments) are as follows:

Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Future Mineral Property Costs	$3,908,646	$350,487	$1,078,078	$1,141,460	$1,338,621
Total	$3,908,646	$350,487	$1,078,078	$1,141,460	$1,338,621

We have no debt, and are not subject to any purchase obligations.

G.	Safe Harbor

Not applicable

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following information relates to our directors and officers:

Brian D. Fairbank, B.A.Sc., P. Eng.
President, Chief Executive Officer
Director since April 1995

Mr. Fairbank is responsible for the day to day operations of NGP and our subsidiaries and for the development of strategic direction.

Mr. Fairbank is a geological engineer, with 30 years of geothermal engineering, exploration and resource assessment, business management and project finance experience. He founded Fairbank Engineering Ltd. in 1986, specializing in international project development. He was project manager through the discovery of Canada’s Meager Creek Geothermal Area (1978-1982), which was then operated by BC Hydro and Power Authority. He also assisted in the development of a National Power Plan for Kenya, East Africa and subsequently consulted on a production drilling program which developed 60 megawatts of steam reserves to augment 45 megawatts of existing generating capacity at the Olkaria Power Station, Kenya. Mr. Fairbank is a long-standing member of the Geothermal Resource Council and a Past President of the Canadian Geothermal Energy Association.

Andrew T. Studley C.P.A, M.B.A. P. Eng
Secretary and Chief Financial Officer Since August 2007

Mr. Studley is responsible for the financial supervision of the affairs and business of NGP and our subsidiaries.

Since earning his C.P.A. Mr. Studley has held a number of senior financial positions with public companies, as well as a number of operating positions with Imperial Oil Ltd. From 1998 to 2007 these positions included V.P. Corporate Planning and Treasurer for A.T. Plastics Inc. and Corporate Controller for Marsulex Inc. Mr. Studley obtained his B.A.S.c (Chemical Engineering) from University of Toronto and M.B.A. from Harvard University.

R. Gordon Bloomquist, Ph.D.
Director since March 2003

Dr. Bloomquist has been a senior scientist and director of the Integrated Community Energy Program at Washington State University since 1980. As director of Geothermal and District Energy Programs with the Washington State Energy Office, Dr. Bloomquist is responsible for all state geothermal policy decisions, technical assistance to geothermal resource developers, investigation of regional and local resources, and district heating feasibility studies and programs.

Dr. Bloomquist has consulted with a wide variety of private corporations and institutions on legislative issues for geothermal development, power generation, environmental regulation and regional geothermal resource assessment. Dr. Bloomquist has been a visiting professor at the International School of Geothermics in Pisa, Italy since 1990, and a member of the Geothermal Resource Council since 1972 (past Chairman and President). He has a Ph.D in Geochemistry and a Masters degree in Geology from the University of Stockholm as well as a Bachelors Degree in Geology from Portland State University.

Richard G. Campbell, M.S. Chemical Engineer Director since December 2005

Mr. Campbell has been Manager of the Technical and Engineering Services division of TIC (The Industrial Company since 2005. He has an extensive background in geothermal development and in the design, procurement, construction support and start-up of geothermal power plants. Mr. Campbell is the past President (1995-1996) and currently a director of the Geothermal Resources Council, one of the world’s premier geothermal associations, from which he received the Joseph W. Aidlin Award (2000) for Outstanding Contribution to the Development of Geothermal Energy. He has a Masters Degree in Chemical Engineering from California Institute of Technology.

Markus K. Christen
Director since January 2003

Mr. Christen received a law degree from the University of Zurich in 1981. He joined Credit Suisse in Zurich in 1983. From 1989 to 1996, he was a member of senior management, head of Project Finance and Structured Finance for Credit Suisse, New York, and he successfully led a global expansion with teams based in London and Hong Kong. From 1997 to 2000, Mr. Christen was Managing Director of Credit Suisse First Boston, New York where he was responsible for the acquisition and execution of major project finance transactions on a global basis. In 2000, Mr. Christen began working as an independent financial advisor specializing in mergers, acquisitions and project finance.

Mr. Christen has extensive geothermal power industry contacts and project finance or project acquisition experience in Nevada (Brady, Desert Peak), California (Coso, Geysers, Salton Sea, East Mesa, Ormesa), Hawaii, Indonesia, and the Philippines (Mahanagdong, Malitbog Visayas, Upper Mahiao).

Domenic J. Falcone, CPA
Director since January 2004

Mr. Falcone is currently an independent financial consultant. He was a founder of Geothermal Resource International Inc. (1971 to 1987), a power developer in California that played a significant role in building a viable U.S. geothermal industry. Mr. Falcone has an extensive background in geothermal project financing, acquisitions and business development, and a broad knowledge of the independent power and energy industries. He has a Bachelor of Arts in Economics and is a Certified Public Accountant.

As President and principal of Domenic J. Falcone Associates Inc. from 1991 to 1997, he provided project financing and financial services to the independent power, co-generation, solid waste and wastewater industries.

Mr. Falcone was Chief Financial Officer and Vice President of PG & E Energy Services during its startup period, Chief Financial Officer NUVANT systems and was President of Creston Financial Group (1991-1997). Mr. Falcone received the Joseph W. Aidlin Award in 1991 from the Geothermal Resource Council recognizing his outstanding contribution to the development of geothermal resources. Mr. Falcone is a long-standing member of the Geothermal Resource Council.

Jack W. Milligan, B.A.Sc., P. Eng.
Director since April 1995

Mr. Milligan is a civil engineer with many of engineering and management experience in power plant and transmission line construction. Mr. Milligan held senior management positions with the BC Hydro and Power Authority from 1949-1982, when he retired, managing the Construction Division with responsibility for dam, power plant and transmission line installations during a period of major project construction (1974-1979) including the Meager Creek Geothermal Project. Since 1982, Mr. Milligan has acted as an independent consultant to institutions, private corporations and mining companies.

James Ernest Yates
Director since December 1996

Mr. Yates is an independent businessman with 20 years of experience in corporate development and the financing of start-up resource companies. Mr. Yates financed and developed to production, the Crowfoot Lewis open-pit gold mine in Nevada. Mr. Yates is the also a founder and President of Hycroff Realty Ltd., a company involved in real estate sales and development.

The following information relates to our non-director/officer senior management and consultants upon whose work we are dependent:

Kim Niggemann, B.Sc., Geologist
Project Director

Ms. Niggemann has been the Project Director with responsibility for day-to-day operations, scheduling, permitting, communications, program efficiency, budget control and data completeness.

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

In 2003 Ms. Niggemann joined Fairbank Engineering as a Project Manager. She was also program director for Deep Blue No. 2, a high-temperature, slim-hole drilling project at Blue Mountain, Nevada for Noramex Corp, with responsibility for permitting and drilling operations.

Max Walenciak P.Eng
Manager Project Development

Mr. Walenciak has the Manger for Project Development since early 2007 with primary responsibility for bringing our Blue Mountain project through to electric power production. Mr. Walenciak has over 30 years experience in geothermal power plant development and operations management. He is knowledgeable in engineering, development, construction, and permitting , having worked as Owner’s Engineer during the Malaga Peaking Project near Fresno, California and River Road Generating Project in Washington as well as providing engineering design, project management and construction management services to Klamath Cogeneration Project near Klamath Falls, Oregon, Toltac Power Project, Steamboat and Bottle Rock Geothermal projects. He has a Bachelor of Science degree in Mechanical Engineering from San Jose State University.

Subsidiaries

The following persons are the directors and officers of our wholly-owned subsidiaries:

Blue Mountain Company	Brian Fairbank	President, and Director

	Andrew Studley	CFO and Secretary

Nevada Geothermal Power	Brian Fairbank	President, and Director
Company
	Andrew Studley	CFO and Secretary

Desert Valley Gold Co.	Brian Fairbank	President, and Director

	Andrew Studley	CFO and Secretary

NGP Blue Mountain	Brian Fairbank	President, and Director
Holdco LLC
	Andrew Studley	CFO and Secretary

	Markus Christen	Vice President

NGP Blue Mountain	Brian Fairbank	President, and Director
Holdco 11 LLC
	Andrew Studley	CFO and Secretary

	Markus Christen	Vice President

NGP Blue Mountain	Brian Fairbank	President, and Director
Holdco 111 LLC
	Andrew Studley	CFO and Secretary

	Markus Christen	Vice President

NGP Blue Mountain	Brian Fairbank	President, and Director
Holdco 1V LLC
	Andrew Studley	CFO and Secretary

	Markus Christen	Vice President

NGP Blue Mountain 1	Brian Fairbank	President, and Director
LLC
	Andrew Studley	CFO and Secretary

	Markus Christen	Vice President

NGP Blue Mountain 11	Brian Fairbank	President, and Director
LLC
	Andrew Studley	CFO and Secretary

	Markus Christen	Vice President

NGP Blue Mountain 111	Brian Fairbank	President, and Director
LLC
	Andrew Studley	CFO and Secretary

	Markus Christen	Vice President

NGP Blue Mountain IV	Brian Fairbank	President, and Director
LLC
	Andrew Studley	CFO and Secretary

	Markus Christen	Vice President

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

The number of current Executive Officers of the Company is two (2), namely Brian D. Fairbank, President and CEO and Andrew T. Studley, Secretary and CFO. During our last three financial years ended, the following persons were and are our executive officers:

Name	Principal Position	From	To

Brian Fairbank	President Chief Executive Officer	Apr. 13/95 May 1/95	Present

Andrew Studley	Chief Financial Officer and Secretary	Aug. 1/07	Present

Don J.A. Smith	Secretary and Chief Financial Officer	Oct. 6/05	April 30/07

Jack W. Milligan	Secretary Treasurer Chief Financial Officer	May 1/95 Mar. 16/00 Jan. 14/04	Oct. 1/05 Jan. 14/04 Oct. 6/05

The following table sets forth all annual and long term compensation for services provided to us during the fiscal years ended June 30, 2007, 2006 and 2005

Summary Compensation Table

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $150,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/SA Rs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Brian D. Fairbank, President, CEO Canada	2007	108,000 (1)	nil	nil	1,000,000 (2)	nil	nil	nil
	2006	75,500 (1)	nil	nil	300,000 (2)	nil	nil	nil (3)
	2005	30,000 1)	nil	nil	450,000 (2)	nil	nil	nil (3)

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/SA Rs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Don Smith, former CFO and Secretary Canada	2007 2006 2005	48,000 nil nil	nil nil nil	nil nil nil	nil 15,000 nil	nil nil nil	nil nil nil	nil nil nil
Andrew T. Studley CFO and Secretary Canada	2007 2006 2005	nil(4) nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

(1)	consisting of a management fees paid to Fairbank Engineering Ltd and Tywell Management Inc., non- reporting companies controlled by Brian D. Fairbank.
(2)	indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.
(3)

the table does not include fees paid to Fairbank Engineering Ltd, a non-reporting company controlled by Brian D. Fairbank, for geothermal consulting services provided by employees of Fairbank Engineering Ltd. other than Mr. Fairbank.

(4)	Mr. Studley was appointed to serve as CFO and Secretary on August 2, 2007.

The following table sets forth stock options granted by us during the fiscal year ended June 30, 2007, to our current executive officers:

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	1,000,000	25%	$0.65	$90,000	April 4, 2012
Don Smith	nil	nil	nil	nil	nil

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2006 by our current executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at June 30, 2007	Value of Unexercised in- the-Money Options/SARs at June 30, 2007 (2)
Brian D. Fairbank	nil	nil	1,600,000	$243,980
Don Smith	nil	nil	nil	nil

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or

SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.
(2)

This represents the closing price of the Company’s shares on the Exchange (being $0.77) on the last day the shares traded on or before June 30, 2007 (being June 29, 2007) less the per option exercise price.

No options held by any executive officer were re-priced downward during our most recently completed financial year.

During Fiscal 2007 the Company hired Mr. M. Walenciak as Manager, Project Development for its Blue Mountain construction project. Also, subsequent to the 2007 year end, the Company hired Mr. A. Studley as Chief Financial Officer and the Tywell Management Agreement was terminated and replaced by an employment agreement dated October 1, 2007, whereby the Company retained the services of Mr. Fairbank on a full-time basis for a period of two years. The associated employment agreements provide for severance payments up to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

We do not provide retirement benefits for directors, officers, employees or consultants. No funds were set aside or accrued by us during the fiscal year ended June 30, 2007 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Compensation of Directors

Following are our policies regarding the compensation of our directors and others:

(a)	The Company pays each director the sum of $500 per month, or $1,000 per month for the Chairman of a Committee.
(b)	Directors and non-director committee members are compensated for their actual expenses incurred in the pursuance of their duties.
(c)	Directors may be compensated for services rendered as consultants or experts.
(d)	Directors may be awarded special remuneration, if such director undertakes any special services on our behalf, other than services ordinarily required of a director.
(e)	A committee chairman receives the aggregate sum of US $12,000 per fiscal year, regardless of the number of committees that such person may chair.
(f)	A non-chair committee member receives the aggregate sum of US $6,000 per fiscal year, regardless of the number of committees that such person may contribute to.

We carry $3 million in director and officer liability insurance.

The Company paid Markus Christen, a director of the Company, the sum of $130,394 for consulting services during the 2007 fiscal year pursuant to an agreement dated January 12, 2007. Mr. Christen is also entitled to receive fees for financial advisory services in connection with arranging financing for development and construction of a power plant at the Blue Mountain Project.

The Company paid Domenic Falcone, a director of the Company, the sum of $19,473 during the 2007 fiscal year as remuneration for consulting services.

The Company paid Gordon Bloomquist, a director of the Company, the sum of $9,320 during the 2007 fiscal year as remuneration for consulting services.

The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted (1)	Exercise Price per Share	Date of Grant
3,927,000	$0.65	April 4, 2007

(1) includes the number granted to Named Executive Officers previously disclosed

No options held by a non-executive officer director were re-priced downward during our most recently completed financial year.

C.	Board Practices

The election and retirement of our directors are provided for in our articles. An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on November 29, 2007.

The Board is currently composed of seven directors, four of whom (Messrs. Campbell, Yates, Falcone, and Bloomquist) are independent. The remaining directors (Messrs. Fairbank, Christen and Milligan) are not considered to be independent as a result of their work for the Company.

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

Our officers are re-elected at a directors’ meeting following each annual general meeting.

We have established the following committees:

Compensation
	and	Corporate
Audit	Nominating	Governance

Domenic Falcone *	Gordon Bloomquist *	Domenic Falcone *
James Yates	Markus Christen	James Yates
Richard Campbell	James Yates	Markus Christen
Richard Campbell
Jack Milligen

* Chairman of the Committee;

Audit Committee

Our Audit Committee is appointed by the Board, and its members hold office until removed by the Board, their resignation, or until our next annual general meeting, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee operates pursuant to a charter adopted by the Board, and reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the Board with respect to such matters and recommends the selection of independent auditors. Before the financial statements are presented to the shareholders at an annual general meeting they are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the Board. The quarterly unaudited consolidated financial statements prepared by management and the quarterly Management and Discussion Analysis are also submitted to the audit committee for their review prior to dissemination to the shareholders.

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

D.	Employees

Nevada Geothermal Power Inc. (“NGP”) re-newed the technical consulting services agreement, dated January 1, 2006, with Fairbank Engineering Ltd. ("FEL"), a non-reporting company controlled by Brian Fairbank. FEL provided certain geological, specialist, technical and support personnel. As consideration for these services, FEL invoiced monthly at set charge-out rates for its personnel. FEL also received its out-of-pocket expenses. The term of this agreement was effective for two years, automatically renewable thereafter for one year term(s) unless otherwise terminated.

During the fiscal years ended June 30, 2007, 2006 and 2005, an average of eight (8), eight (8) and six (6) people, respectively, were provided by FEL to satisfy our accounting, administrative, geological and technical needs. Also during these fiscal years ended, FEL provided us with casual labourers for work on site at our various projects.

Management services were provided to us by Brian Fairbank pursuant to the terms of a Management Consulting Services Agreement dated December 1, 2005 between Nevada Geothermal Power Inc. and Tywell Management Inc., a non-reporting company controlled by Brian Fairbank. As consideration for these management services, Tywell received the sum of $9,000 per month, plus GST, together with out-of-pocket expenses. The term of this agreement was for one year, automatically renewable for further one year terms unless otherwise terminated. The Tywell Management Agreement was terminated and replaced by an employment agreement dated October 1, 2007, whereby the Company retained the services of Mr. Fairbank on a full-time basis for a period of two years.

Nevada Geothermal Power Inc. entered into a letter agreement with Domenic J. Falcone Associates, Inc. ("DJF"), the principal of which is Domenic Falcone, a director of NGP, dated May 25, 2005, agreed and accepted to on June 9, 2005, and as amended. Pursuant to the terms of this agreement, DJF provides consulting services in exchange for fees and out-of-pocket expenses. These consulting services are provided in connection with the long term power purchase agreement, renewable energy credit agreement relating to Blue Mountain, and other services provided on a project by project basis.

Nevada Geothermal Power Inc. entered into a letter agreement with Markus K. Christen, a director of NGP, dated January 12, 2007. Pursuant to the terms of this agreement, Mr. Christen provides consulting services in exchange for fees and out-of-pocket expenses. These consulting services are provided in connection with financial advisory services in connection with arranging financing for development and construction of a power plant at the Blue Mountain Project. On July 26, 2007, the Company announced it had signed a commitment letter and term sheet for a construction loan and permanent financing with Morgan Stanley whereby Morgan Stanley will extend a loan facility of up to US$100-million for the construction of the 35-megawatt Blue Mountain I project in Nevada. The closing of the construction loan is subject to certain conditions precedent and is expected to occur on or before June 30, 2008. The proceeds of the loan will be used to finance construction of the Faulkner I geothermal power plant, geothermal well field, related infrastructure and development costs.

Subject to customary conditions precedent, at substantial completion of the project, Morgan Stanley will make an equity investment of approximately US$100-million into a project-level, single-purpose entity holding the Blue Mountain Faulkner I assets. Proceeds from this investment will repay the construction loan. The transaction will employ a "flip structure," which will allocate substantially all distributable cash flow to the Company until its invested capital is returned. Once Morgan Stanley reaches a target after-tax yield on its investment in the project, the Company will receive substantially all of both distributable cash and taxable income. The Company also has the option to buy out the investor's remaining interest in the project at the then-current fair market value. The Company will be operating the power plant and geothermal field, and receive compensation for such services.

Upon satisfaction of the conditions precedent to the loan, the Company shall pay a success fee to Markus K. Christen (a director of the Company). See ITEM 7 B subsequent events for further details.

On October 1, 2005, Nevada Geothermal Power Inc. entered into a professional services agreement with Frank Misseldine, having an initial term of one year to provide consulting services for the sum of $106,000 per year plus reimbursement for all reasonable travel and other expenses. The parties contracted for an additional three year term, cancellable on 30 days notice, June 1, 2007 for the sum of $180,000 per year plus expenses.

None of our wholly-owned subsidiaries has any employees.

E.	Share Ownership

The following table sets forth the share ownership of our directors and officers, and includes the details of all options or warrants to purchase shares of NGP held by such persons as of December 15, 2007. In computing the number of common shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 15, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name	Number of Common Shares (1)	Number of Common Shares Subject to Options or Warrants	Beneficial Percentage Ownership	Exercise Price	Expiry Date
Brian Fairbank	6,974,703	153,000 80,000 67,000 300,000 1000000 1750	8.9%	$0.28 $0.35 $0.54 $0.90 $0.65 $1.10	Jan. 20/09 Feb. 27/09 Oct. 4/09 Jan. 18/11 Apr. 4/12 Feb.28/09
Andrew Studley	300,000	250,000 50,000	0.4%	$0.80 $1.20	Aug 1/12 Nov 21/12
Jack W. Milligan	572,000	40,000 63,000 32,000	0.7%	$0.54 $0.90 $0.65	Oct. 4/09 Jan. 18/11 Apr.4/12
James Yates	325,000	175,000 150,000	0.4%	$0.90 $0.65	Jan. 18/11 Apr. 4/12

Name	Number of Common Shares (1)	Number of Common Shares Subject to Options or Warrants	Beneficial Percentage Ownership	Exercise Price	Expiry Date
Markus Christen	750,000	100,000 100,000 75,000 475,000	1.0%	$0.28 $0.28 $0.90 $0.65	Jan. 15/08 Aug. 13/08 Jan. 18/11 Apr. 4/12
Gordon Bloomquist	480,000	150,000 300,000	0.6%	$0.90 $0.65	Jan. 18/11 Apr. 4/12
Richard Campbell	500,000	200,000 300,000	0.6%	$0.90 $0.65	Jan. 18/11 Apr.4/12
Domenic Falcone	750,000	100,000 100,000 75,000 475,000	1.0%	$0.28 $0.35 $0.90 $0.65	Aug. 13/08 Feb. 27/09 Jan. 18/11 Apr.4/12

(1)	These figures include options and warrants exercisable within sixty days.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

On November 29, 2007, we renewed and adopted a new stock option plan (the "Plan"), which authorizes our Board to grant incentive stock options to directors, officers, employees and consultants of NGP and our associated, affiliated, controlled or subsidiary companies, subject to the terms of the Plan and in accordance with the rules and policies of the governing regulatory authorities

Under the Plan, we may reserve up to 10% of our issued and outstanding common shares (on a non-diluted basis) for the granting of options from time to time. As a Tier 2 TSXV company, the number of common shares that may be reserved for issuance to any one person during any 12 month period shall not exceed 5% of our issued and outstanding share capital, or in the case of a consultant or investor relations employee, 2%.

As of December 15, 2007, the maximum number of shares reserved for issuance under the Plan was 7,702,917 common shares, of which a total of 6,700,000 have been granted, leaving 1,002,917 common shares available under the Plan for future granting.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of December 15, 2007, we had 77,029,171 common shares issued and outstanding. To the best of our knowledge, the following table sets forth persons known to us to be the beneficial owners of five percent (5%) or more of our common shares:

Name	Amount Owned	Percentage of Class
Wexford Funds	6,733,000	8.7%

Brian D. Fairbank (1)	5,372,953	7.0%
Skyberry Holdings Ltd.	3,850,000	5.0%

(1)

Certain of these shares may be registered in the name of CDS & Co. 2,362,250 and 1,150,703 of these shares are registered in the names of Tywell Management Inc. and Fairbank Engineering Ltd., respectively, companies wholly-owned by Brian Fairbank.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of December 15, 2007, Computershare Investor Services Inc., our registrar and transfer agent, reported that we had 77,029,171 common shares issued and outstanding. Of those common shares, 45,100,961 common shares were registered to Canadian residents (27 shareholders), 27,892,377 common shares were registered to residents of the United States (46 shareholders) and 4,035,833 common shares were registered to residents of other foreign countries (4 shareholders).

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed below or elsewhere in this Annual Report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2007 fiscal year to the date of this Annual Report between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Subsequent Events:

On October 1, 2007, the Company entered into an employment contract with Mr. Brian Fairbank, President and CEO. Simultaneously, the Company agreed to hire the former employees and acquire certain assets from Fairbank Engineering Ltd. (“FEL”). FEL is a consulting company owned by Brian Fairbank. As consideration, the Company has agreed to issue to FEL, up to 175,000 common shares and pay the balance of the purchase price in cash. The agreement is subject to the acceptance of the TSX Venture Exchange.

Upon both the closing of the anticipated Morgan Stanley construction loan and the subsequent take out Equity financing the Company shall pay a success fee to Markus K. Christen (a director of the Company). The Company retained Mr. Christen as its financial adviser in connection with arranging financing for development of the Blue Mountain Faulkner 1 power plant. Together with a success fee relating to the closing of the November 2007 bridge financing these fees will comprise approximately $1.9 million.

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

  Independent Auditor’s Report dated October 12, 2007
  Consolidated balance sheets as at June 30, 2007 and 2006.
  Consolidated statements of loss and deficit for the years ended June 30, 2007, 2006 and 2005.
  Consolidated statements of cash flows for the years ended June 30, 2007, 2006 and 2005.
  Consolidated statements of Comprehensive Loss for the years ended June 30, 2007, 2006 and 2005.
  Notes to consolidated financial statements

Legal Proceedings

The Company is disputing certain expenses with a former drilling contractor. The maximum amount under dispute approximates US$900,000. The Company is confident that the amounts owing are substantially less and accordingly has accrued a smaller amount; however the outcome of the legal proceedings is not presently determinable.

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

Other than as disclosed in this Annual Report, no significant change has occurred in our company’s financial statements since the financial year ended June 30, 2007.

ITEM 9	The Offer and Listing

A.	Offer and Listing Details

Price History

Following are the high and low market prices for our common shares for the periods indicated:

	TSX Venture Exchange		Over-the-Counter Bulletin Board *
Period Ended	High	Low	High	Low
2007
December	$1.35	1.25	1.35	1.20

	TSX Venture Exchange		Over-the-Counter Bulletin Board *
Period Ended	High	Low	High	Low
November	1.35	0.95	1.55	0.99
October	1.34	0.82	1.40	0.82
September	0.85	0.70	0.86	0.66
August	0.83	0.68	0.80	0.62
July	1.05	0.73	0.97	0.70
Annual June 30, 2007	0.93	0.66	0.83	0.55
4th Quarter June	0.89	0.70	0.83	0.60
3rd Quarter March	0.91	0.66	0.81	0.55
2nd Quarter December	0.84	0.69	0.78	0.58
1st Quarter September	0.93	0.66	0.85	0.60
2006
Annual June 30, 2006	1.25	0.70	1.07	0.60
4th Quarter June	1.25	0.71	1.07	0.64
3rd Quarter March	1.25	0.75	1.07	0.65
2nd Quarter December	0.96	0.70	0.82	0.60
1st Quarter September	1.05	0.76	0.98	0.62
June 30, 2005	0.97	0.42	0.80	0.33

* Reflected in United States dollars.

B.	Plan of Distribution

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

Since July 2003, our common shares have also traded on the OTC Bulletin Board (OTCBB) under the symbol "NGLPF".

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

On November 30, 2005 we adopted new articles in order to conform to the Business Corporations Act, implemented in British Columbia, Canada on March 29, 2004 (the "BCBCA").

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

Holders of our common shares are entitled to vote at meetings of shareholders, and a special resolution, as described above, is required to effect a change in the rights of shareholders. Holders of common shares are not entitled to pre-emptive rights. Holders of common shares are entitled, rateably, to the remaining property of NGP upon our liquidation, dissolution or winding up, and such holders receive dividends if, as, and when, declared by our directors. There are no restrictions on the purchase or redemption of common shares by us while there is an arrearage in the payment of dividends or sinking fund instalments. There is no liability on the part of any shareholder to further capital calls by us or any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the BCBCA or by our constating documents.

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

Securities legislation in our home jurisdiction of British Columbia Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of our issued shares. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.	Material Contracts

Other than contracts entered into during the ordinary course of business, we have entered into the following material contracts during the past two years:

1.	Technical Consulting Services Agreement between Nevada Geothermal Power Inc. and Fairbank Engineering Ltd., dated January 1, 2006

2.	Geothermal Lease Agreement for The Crawford Farm area, Humboldt County, Nevada, between Power Company and The Crawford Farm regarding Blue Mountain, dated January 10, 2006

3.	Standard Publicity Agreement between Jefferson Direct, Inc. and Nevada Geothermal Power Inc., dated February 2, 2006

4.

Amendment Agreement to Geothermal Option Agreement between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel, dated February 14, 2006

5.	BLM Winnemucca Field Office Geothermal Lease Stipulations No. NVN-78777, dated February 21, 2006

6.	BLM Winnemucca Field Office Geothermal Lease Stipulations No. NVN-79745, dated February 21, 2006

7.	Offer to Lease and Lease for Geothermal Resources Lease No. 79745 between the Federal Bureau of Land Management and Power Company regarding Black Warrior, effective date of March 1, 2006

8.	Offer to Lease and Lease for Geothermal Resources Lease No. 78777 between the Federal Bureau of Land Management and Noramex Corp. regarding Black Warrior, effective date of March 1, 2006

9.	Geothermal Lease Agreement between Nevada Geothermal Power Company and Will DeLong regarding Blue Mountain, dated of April 15, 2006

10.	Royalty Agreement between Nevada Geothermal Power Company, Ehni Enterprises Inc. and Ormat Nevada, Inc. regarding Pumpernickel, dated April 26, 2006

11.	Agreement regarding the sale and purchase of BLM Lease No. 74855 between Ormat Nevada, Inc. and Nevada Geothermal Power Company regarding Pumpernickel, dated April 26, 2006

12.	Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated June 1, 2006

13.	Offer to Lease and Lease for Geothermal Resources Lease No. 78124 between the Federal Bureau of Land Management and Noramex Corp. regarding Pumpernickel, effective date of June 1, 2006

14.

Assignment of Record Title Interest in a Lease for Oil and Gas or Geopthermal Resources for Lease No. 74855 from the Federal Bureau of Land Management to Nevada Geothermal Power Company regarding Pumpernickel, effective date of June 1, 2006

15.	Daywork Drilling Contract between Nevada Geothermal Power Company and Calco Oil Field Industries, Inc. for Blue Mountain Geothermal, dated June 19, 2006

16.	Internet Services & Consulting Contract between Nevada Geothermal Power Inc. and Inveslogic Inc., dated June 26, 2006

17.	Offer to Lease and Lease for Geothermal Resources Lease No. 80070 between the Federal Bureau of Land Management and Noramex Corp. regarding Pumpernickel, effective date of August 1, 2006

18.	Offer to Lease and Lease for Geothermal Resources Lease No. 80086 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of

August 1, 2006

19.	Offer to Lease and Lease for Geothermal Resources Lease No. 80159 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2006

20.

Revised International Association of Drilling Contracts Drilling Bid Proposal and Daywork Drilling Contract – U.S. (Original Black Gold Contract) between Nevada Geothermal Power and Black Gold Equipment & Leasing LLC for Blue Mountain Geothermal Project, dated August 17, 2006

21.	Long Term Firm Portfolio Energy Credit And Renewable Power Purchase Agreement between Nevada Geothermal Power Company, Inc. and Nevada Power Company, dated August 18, 2006

22.	Partial Assignment of Geothermal Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006

23.	Notice of Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006

24.	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated January 10, 2007

25.	Financial Consulting Agreement between Markus K. Christen and Nevada Geothermal Power Inc., dated January 12, 2007, and July 2, 2007 financing engagement letter amendment.

26.	Amendment to Exhibits A and B of the Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated January 24, 2007

27.	Confidentiality Agreement between Morgan Stanley & Co Incorporated, Greenrock Capital, LLC and Nevada Geothermal Power Company, Inc., dated January 25, 2007

28.	Form of Subscription Agreement for Units being purchased by residents of Alberta, British Columbia, Ontario, Quebec, Nova Scotia, Saskatchewan and offshore residents; closing February 22, 2007

29.	Form of Subscription Agreement for Units being purchased by residents or citizens of the United States; closing February 22, 2007

30.	Lease Agreement between Sheppard Rentals and Nevada Geothermal Power Company for 657 Anderson Street near Winnemucca in Humboldt County, Nevada, dated March 20, 2007

31.	Development Loan Agreement between NGP Blue Mountain I LLC and Glitnir Bank, dated November 1, 2007.

32.	Promissory Note between NGP Blue Mountain I LLC and Glitnir Bank, dated November 1, 2007.

33.	Pledge and Security Agreement between NGP Blue Mountain I LLC and Glitnir Bank, dated November 1, 2007.

34.	Acknowledgement and Consent between NGP Blue Mountain I LLC and Glitnir Bank, dated November 1, 2007.

35.	Assignment and Assumption of Power Purchase Agreement, by and between Nevada Geothermal Power Company and Borrower, dated October 24, 2007

36.	Standard Large Generator Interconnect Agreement, by and between Sierra Pacific Power Company and Borrower, dated November 5, 2007

37.	Assignment and Assumption of Leases, by and among NGPI and NGPC, collectively as assignor, and Borrower, as assignee, dated as of October 24, 2007

38.	State of Nevada Division of Water Resources Permit Nos. 72978, 73541,73542 and 73543

39.	Quitclaim Deed between Nevada Geothermal Power Inc. and NGP Blue Mountain I LLC dated September 20, 2007 (2)

40	Amended and Restated Commitment Letter for US$100,000,000 Construction and Loan Facility For Project

41.	Commitment Letter for US$100,000,000 Equity Financing to be used to repay Construction Loan Financing

42.	Borrower’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation

43.	NGP’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation

44.	Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of September 19, 2007

45.	First Amendment to Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of October 12, 2007

46.	Member Interest Certificate of Borrower

47.	Indemnification Letter

48.	Drilling Bid Proposal and Daywork Drilling Contract with ThermaSource Inc. dated December 1, 2007

49.	Employment Agreement- Fairbank

50.	Employment Agreement- Studley

51.	Employment Agreement-Walenciak

52.	Second Amendment to “Option Agreement for Pumpernickel Geothermal Property, dated 12 December, 2007

53.	Letter Agreement between Nevada Geothermal Power Inc. and Markus Christen, dated January 12, 2007

54.	Professional Services Agreement between Integral Energy Management and Nevada Geothermal Power Company, dated June 1, 2007

55.	Chief Development Geologist Contract- Glenn Melosh, dated November 6, 2007

56.	Fairbank Engineering Ltd purchase contract, dated October 1 2007

57.	Professional Services Agreement, dated May 21, 2007 between R. Gordon Bloomquist and Nevada Geothermal Power Inc.

58.	Professional Services Agreement, dated June 25, 2007 between Global Power Solutions and Nevada Geothermal Power Company.

59.	Engineering Services Agreement, dated August 8, 2007 between GeothermEx Inc. and Nevada Geothermal Power Inc.

60.	Consulting Agreement, dated November 28, 2007 between CCM Consulting a division of Cronus Capital Markets Inc. and Nevada Geothermal Power Co.

D.	Exchange Controls

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

Dividends

Dividends paid on common shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. No dividends have ever been paid by NGP.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of our company is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the share and reasonable expenses of disposition. One half of a capital gain (the "taxable capital gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

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

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time they ceased to be a Canadian resident elected to have the shares treated as taxable Canadian property, they will be subject to Canadian tax on any capital gain realized on disposition of the shares, subject to the relieving provisions of the Treaty described below. Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions" whereby the holder exchanged property that was taxable Canadian property for our shares.

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

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by them when they ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

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

Since the United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

  an insurance company;
  a tax-exempt organization;
  a financial institution;
  a person subject to the alternative minimum tax;
  a person who is a broker-dealer in securities;
  an S corporation;
  an expatriate subject to Section 877 of the Code;
  an owner of, directly, indirectly or by attribution, 10% or more of the outstanding common shares; or
  an owner holding common shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common shares as "capital assets" within the meaning of Section 1221 of the Code, and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

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

Special United States Federal Income Tax Considerations

Passive Foreign Investment Company

During the 2007 fiscal year the Company was a passive foreign investment company ("PFIC") for United States federal income tax purposes and may be treated as a PFIC for the current and future taxable years. This conclusion is a factual determination made annually and thus subject to change. We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our common shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% of our assets are attributable to assets that produce or are held for the production of passive income. In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. Because we are not publicly traded as defined under the statute and regulations governing PFICs, and are not a controlled foreign corporation ("CFC"), we would apply the 50% asset test based on fair market values unless we elect to use the adjusted tax bases of our assets.

If we are determined to be a passive foreign investment company for any taxable year during which a U.S. Investor holds common shares the U.S. Investor will be subject to special tax rules with respect to:

  any "excess distribution" that the U.S. Investor receives on common shares, and any gain the U.S. Investor realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Investor makes a "mark-to-market" election as discussed below.

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

A U.S. Investor of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a "qualified electing fund" election to include the U.S. Investor’s share of our income on a current basis. However, a U.S. Investor may make a qualified electing fund election only if we, as a passive foreign investment company, furnish the shareholder annually with certain tax information. We provide such information.

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

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules. We are not currently a company meeting the requirements of the mark-to-market definition so such an election is not currently available if we were determined to be a PFIC.

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

A U.S. Investor who holds common shares in any year in which we are determined to be a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our shares and any gain realized on the disposition of our common shares.

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

We file Annual Reports and other information with the United States Securities and Exchange Commission. These documents are filed electronically at the Commission's Edgar website. You may read and copy any document that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the Commission's website (http://www.sec.gov). Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Room.

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

We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations. At present, our functional currency is the Canadian dollar. Based on our overall exchange rate risk as at June 30, 2007, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position. We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure. We do not intend to purchase or sell derivative instruments for speculative purposes.

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

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a and 15d) under the Exchange Act are effective to ensure that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms.

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

During the fiscal year ended June 30, 2007, there were no significant changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Code of Ethics

Effective August 23, 2005, our Board adopted a Policy Manual that includes a Code of Business Conduct and Ethics that applies to, among other persons, our chief executive officer (being our principal executive officer) and our chief financial officer (being our principal financial and accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

Audit Fees

The aggregate fees billed by Morgan & Company, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended June 30, 2007 and 2006 were $18,800 and $15,900, respectively. These services also include those that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended June 30, 2007 and 2006, the aggregate fees billed for assurance and related services by Morgan & Company, Chartered Accountants, relating to our financial statements and which are not reported under the caption "Audit Fees" above, were $3960 and $Nil, respectively.

Tax Fees

For the fiscal years ended June 30, 2007 and 2006, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan & Company, Chartered Accountants, were $2,500 and $2,400, respectively.

All Other Fees

For the fiscal years ended June 30, 2007 and 2006, the aggregate fees billed by Morgan & Company, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17	Financial Statements

The following financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 16 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Pages 7 and 8 of this Annual Report.

The following financial statements are filed as part of the Annual Report:

  Independent Auditor’s Report dated October 12, 2007.
  Consolidated balance sheets for the years ended June 30, 2007 and 2006.
  Consolidated statements of loss and deficit for the years ended June 30, 2007, 2006 and 2005.
  Consolidated statements of cash flows for the years ended June 30, 2007, 2006 and 2005.
  Consolidated statements of comprehensive loss for the years ended June 30, 2007, 2006, 2005.
  Notes to consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 and 2006

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2007 and 2006, and the consolidated statements of loss and deficit, cash flows and comprehensive loss for the years ended June 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006, and the results of its operations and its cash flows for the years ended June 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

October 12, 2007	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 12, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Independent Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”

October 12, 2007	Chartered Accountants

NEVADAGEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	June 30
	2007	2006
ASSETS

Current Assets
Cash and cash equivalents	$13,540,315	$16,117,092
Amounts receivable	75,580	92,212
Marketable securities (Note 4)	126,000	133,305
Prepaid expenses	159,039	24,446
	13,900,934	16,367,055

Restricted Cash (Note 6(a))	683,249	-
Capital Assets (Note 5)	53,943	30,746
Interests In Geothermal Properties (Note 6)	25,180,575	9,427,637

	$39,818,701	$25,825,438
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$2,938,540	$1,998,871

Asset Retirement Obligation (Note 7)	424,377	-
	3,362,917	1,998,871
SHAREHOLDERS' EQUITY

Share Capital (Note 8)	41,862,542	28,591,656
Contributed Surplus (Note 9)	4,557,978	2,375,310
Accumulated Other Comprehensive Income	50,642	-
Deficit	(10,015,378)	(7,140,399)
	36,455,784	23,826,567

	$39,818,701	$25,825,438

Commitments (Note 12)
Subsequent Events (Note 15)

Approved on behalf of the Board
of Directors:

“Brian Fairbank”	“Domenic
Director	Director

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)

	For the Years Ended June 30
	2007	2006	2005

Operating Expenses
Accounting and audit	$39,651	$40,566	$19,030
Administration	225,592	110,083	73,300
Amortization	20,549	10,900	3,005
Consulting fees	360,877	180,689	119,729
Conventions and publishing	177,047	486,108	410,758
Foreign exchange loss (gain)	638,072	(143,837)	9,362
(Gain) on sale of marketable securities	(103,965)	(62,780)	-
Investor relations	119,712	85,623	128,554
Insurance	88,000	50,000	-
Legal	148,576	90,522	67,708
News dissemination	17,777	14,415	38,136
Office expenses	78,334	48,646	34,256
Option proceeds in excess of geothermal property costs	(56,907)	(17,845)	-
Rent and telephone	77,365	56,112	31,281
Site investigation	5,640	-	945
Stock-based compensation	1,279,145	692,059	335,064
Transfer agent and regulatory fees	76,865	63,925	46,292
Travel and business development	130,844	89,319	61,685
Unrealized loss on marketable securities	-	-	106,999

	3,323,174	1,794,505	1,486,104

Other Income
Interest income	448,195	189,133	18,176
Gain on disposal of subsidiary	-	-	159,695

	448,195	189,133	177,871
Net Loss For The Year	(2,874,979)	(1,605,372)	(1,308,233)

Deficit, Beginning Of Year	(7,140,399)	(5,535,027)	(4,226,794)

Deficit, End Of Year	(10,015,378)	(7,140,399)	(5,535,027)

Basic And Diluted Loss Per Common Share	$(0.05)	$(0.04)	$(0.05)

Weighted Average Number Of Common Shares Issued And Outstanding
	61,294,757	36,537,557	24,967,821

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	For the Years Ended June 30
	2007	2006	2005

Cash Provided By (Used In)
Operating Activities
Net loss for the year	$(2,874,979)	$(1,605,372)	$(1,308,233)
Items not affecting cash:
Amortization	20,549	10,900	3,005
(Gain) on sale of marketable securities	(103,965)	(62,780)	-
(Gain) on disposal of subsidiary	-	-	(159,695)
Marketable securities received as option payment	(47,000)	-	-
Foreign exchange loss on marketable securities	11,252	-	-
Unrealized loss on marketable securities	-	-	106,999
Stock-based compensation	1,279,145	692,059	335,064

Net changes in non-cash operating working	(1,714,998)	(965,193)	(1,022,860)
capital items:
(Increase) Decrease in amounts receivable	16,632	(16,526)	262,102
Increase (Decrease) in accounts payable
and accrued liabilities	(1,400,494)	1,688,435	(94,330)
(Increase) Decrease in prepaid expenses	(134,593)	55,689	(51,665)
	(3,233,453)	762,405	(906,753)
Investing Activities
Geothermal property interests	(12,988,398)	(5,123,879)	(1,807,605)
Proceeds from disposal of marketable securities	197,660	128,085	-
Restricted cash	(683,249)	-	-
Acquisition of capital assets	(43,746)	(26,417)	(7,216)
	(13,517,733)	(5,022,211)	(1,814,821)
Financing Activities
Net proceeds from private placements	13,879,209	16,393,296	2,718,900
Proceeds from stock options exercised	295,200	264,540	108,950
Proceeds from warrants exercised	-	1,755,015	873,342
	14,174,409	18,412,851	3,701,192

Increase (Decrease) In Cash and Cash Equivalents	(2,576,777)	14,153,045	979,618
Cash and Cash Equivalents, Beginning Of Year	16,117,092	1,964,047	984,429

Cash and Cash Equivalents, End Of Year	$13,540,315	$16,117,092	$1,964,047

Cash And Cash Equivalents Is Comprised Of:
Cash	$503,224	$72,764	$1,964,047
Short-term deposits	13,037,091	16,044,328	-
	$13,540,315	16,117,092	1,964,047
Supplementary Information
Income taxes paid	$-	$-	$-

Supplemental Disclosure Of Non-Cash Investing Activities
On December 20, 2006, 100,000 shares of common stock of Sierra Geothermal Corp. were received as partial payment under the option agreement for the Pumpernickel Valley Geothermal Project. (Note 6b) See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	For the Years Ended June 30
	2007	2006	2005
Net Loss For The Year	$(2,874,979)	$(1,605,372)	$(1,308,233)

Other Comprehensive Income
Increase in unrealized holding gains on marketable securities	50,642	-	-

Comprehensive Loss	$(2,824,337)	$(1,605,372)	$(1,308,233)

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995 under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States.

The Company is in the process of exploring, evaluating and developing its geothermal properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2007, the Company has a working capital of $10,962,394, and has accumulated losses totalling $10,015,378.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	NEWLY ADOPTED ACCOUNTING POLICIES

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

(i)	Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

(ii)	Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Loss, which includes the components of comprehensive income. For the Company, other comprehensive income (“OCI”) is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”) which is presented as a new category within shareholders’ equity in the balance sheet.

(iii)	Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at June 30, 2007 the Company has not designated any hedging relationships.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. They include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (formerly Noramex Corp), incorporated in the State of Nevada, U.S.A., Desert Valley Gold Co., incorporated in the State of Nevada, and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant intercompany balances and transactions have been eliminated.

The Company accounts for companies acquired, by the purchase method of accounting. This includes the results of those companies from the date of acquisition.

	b)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less.

	c)	Marketable Securities

In accordance with the recommendations of section 3855 “Financial Instruments – Recognition and Measurement of the Canadian Institute of Chartered Accountants handbook, the Company has designated its marketable securities, composed of shares of another resource company, as available for sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

	d)	Geothermal Property Costs

Costs of acquisition, exploration and development of geothermal properties are capitalized on an area-of interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

proven geothermal resources of the areas. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its geothermal interests in good standing. The amounts shown for geothermal properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

e)	Option Proceeds Received On Geothermal Properties

Option proceeds received are treated as a reduction of the carrying value of the related geothermal properties and deferred exploration costs and the excess, if any, is taken into income.

f)	Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This policy requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This policy requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

g)	Capital Assets and Amortization

Capital assets are recorded at cost and are amortized over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Computer software	100%

h)	Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

i)	Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or geothermal property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j)	Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future

k)	Loss Per Common Share

The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

l)	Asset Retirement Obligations

Future costs to retire an asset, including remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated.

m)	Income Taxes

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

n)	Foreign Currency Translation

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

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

4.	MARKETABLE SECURITIES

	2007		2006

	NUMBER OF		NUMBER OF
	SHARES	AMOUNT	SHARES	AMOUNT

Sierra Geothermal Power Corp:	300,000	$75,358	200,000	$39,610
Cost – common shares,	-	20,642	-	-
net of foreign exchange
Unrealized gain recognized	-	50,642	-	-
	300,000	126,000	200,000	39,610

Running Fox Resources:	-	-	265,000	93,695
Cost – common shares,
net of foreign exchange
Unrealized gain recognized
	-	-	265,000	93,695
	-

			$126,000	$133,305

5.	CAPITAL ASSETS

2007		2006

Computer equipment	$41,649	$29,543
Field equipment	14,446	-
Office furniture and equipment	31,314	22,258
Computer software	18,883	10,745
	106,292	62,546
Accumulated amortization	52,349	31,800
	$53,943	$30,746

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company's geothermal property interests, all located in the U.S., are as follows:

	2007	2006
Blue Mountain Geothermal Project - Nevada	$24,662,966	$8,974,935
Pumpernickel Valley Geothermal Project - Nevada	-	-
Black Warrior Peak Project - Nevada	101,247	85,222
Crump Geyser - Oregon	416,362	363,521
Other potential projects	-	3,959
	$25,180,575	$9,427,637

a)	Blue Mountain Geothermal Project, Nevada,

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest, covering 4,445.195 hectares (10,984.30 acres) on 17 geothermal sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2 ) out of a total of the 15mi2 (39km2 ) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

The Company signed a 20-year power purchase agreement with Nevada Power Company (“NPC”), a subsidiary of Sierra Pacific Resources, for up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company has provided to NPC a $683,249 (US$645,000) security deposit in the form of a letter of credit. NPC has the right to draw upon these funds in the following circumstances: i) if the Company fails to make any required payments under the contract; ii) if the letter of credit is not renewed by the required date; or iii) if certain conditions regarding the credit rating of the issuing financial institution are not met. This security deposit has been disclosed as restricted cash in these financial statements.

The Company has placed on deposit with a Canadian Chartered Bank a deposit of US$645,000 as security for this letter of credit. The deposit currently earns interest at the rate of 4.2% per annum which accrues to the Company.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

	a)	Blue Mountain Geothermal Project, Nevada, (Continued) The following costs have been incurred on the project:

	2007	2006
Acquisition
Property leases, permits and regulatory	$77,154	$34,349
Deferred Exploration and Development
Expenditures
Geological and geophysical	1,204,632	422,161
Non-geological consulting	219,237	139,060
Drilling	10,860,898	3,842,566
Plant feasibility study	101,966	34,929
Road maintenance	520,800	161,942
Camp and field supplies	2,141,491	73,929
Reports and maps	14,420	4,813
Testing	2,204	-
Water analysis	91,644	26,202
Water rights	29,208	7,500
Provision for remediation	424,377	-

Costs incurred during the year	15,688,031	4,747,451
Balance, beginning of year	8,974,935	4,227,484

Balance, end of year	$24,662,966	$8,974,935

Pumpernickel Valley Geothermal Project, Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km2 (5 mi2) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares (934 acres)) to the Company for a one time fee of US$15,000 and a commitment to use ORMAT equipment, to be acquired at market rates, for the Pumpernickel project. The lease is encumbered by an overriding loyalty interest with Ehni Enterprises Inc. The Company was also granted two outstanding BLM leases, adding another four sections of federal land, bringing the total leasehold to 2,809.498 hectares (6,942.41 acres).

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)

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

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (“SGC”) will finance up to $5-million in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, SGC must complete $5-million in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. Option proceeds received during the year in excess of the exploration costs incurred to date have been recorded in the statements of loss and deficit.

In addition, the Company was awarded a US Department of Energy (“DOE”) cost sharing contract signed on October 13, 2004 whereby the DOE funded 80% of an initial field evaluation program at the Pumpernickel Valley Project. The Company/DOE joint program included an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and four temperature gradient drill holes from 300 to 488 metres to test the E-SCAN interpretation. The DOE cost share was US$592,272 of the total budget of US$740,340. SGC covered the Company's cost share obligation of US$148,068 out of the first year work commitment. The Company will manage the DOE sponsored work.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

b)	Pumpernickel Valley Geothermal Project, Nevada (Continued) The following costs have been incurred on the project:

		2007		2006

Acquisition		$10,710		$13,322
		5,331
Property leases, permits and regulatory		-
Deferred Exploration Expenditures		268,342		59,255
Camp and field supplies		3,893		274,137
Drilling		5,109		290,841
		-
Geological and geophysical		-		3,600
Non-geological consulting		-		27,490
Reports and maps				5,402
Road construction and maintenance Water		(293,385)		2,621
analysis				(377,682)
U.S. Department of Energy grant
Sierra Geothermal funding and option				(314,145)
payments
		-		(15,159)
Costs incurred during the year
		-		15,159
Balance, beginning of year		-		-

Balance, end of year	$		$

c)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 26 km2 (10 mi2 ) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for US$1 million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

c)	Black Warrior Peak, Nevada, U.S.A. (Continued)

The following costs have been incurred the project:

Acquisition	2007	2006
Property leases, permits and regulatory	$15,168	$12,582
Deferred Exploration Expenditures
Camp and field supplies	-	2,890
Geological and geophysical	857	9,741
Costs incurred during the year	16,025	25,213

Balance, beginning of year	85,222	60,009
Balance, end of year	$101,247	$85,222

d)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 28km2 (11 mi2) of geothermal land located in southeastern Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	2007	2006
Acquisition
Property leases, permits and regulatory	$17,307	$16,779

Deferred Exploration Expenditures
Camp and field supplies	6,220	21,507
Geological and geophysical	28,498	291,296
Reports and maps	-	716
Water analysis	816	12,117
Costs transferred from potential properties	-	21,106
Costs incurred during the year	52,841	363,521

Balance, beginning of year	363,521	-

Balance, end of year	$416,362	$363,521

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

e)	Other Potential Projects

	2007	2006

During the year ended June 30, 2007, the Company
wrote off the costs associated with a few potential
properties that it had previously capitalized	$-	$3,959

7.	ASSET RETIREMENT OBLIGION

The undiscounted amount of expected cash flows required to settle the asset retirement obligation is estimated at $1,331,950 (2006 - $Nil). The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at 5.21% (2006 – Nil%) and the inflation rate used is 3.08% (2006 – Nil%).

	2007	2006
Balance, beginning of year	$-	$-
Additional liabilities incurred	424,377	-
Accretion expense	-	-
Balance, end of year	$424,377	$-

The majority of costs attributed to these commitments and contingencies are expected to be incurred between 2008 and 2030 and are to be funded mainly from the Company’s cash provided by operating activities. The Company’s provision for future site reclamation and closure costs is based on known Federal and local laws and regulations concerning environmental requirements.

8.	SHARE CAPITAL

a) Authorized:	Unlimited voting common shares - no par value 25,000,000 first preferred shares - no par value (none issued) 25,000,000 second preferred shares - no par value (none issued)

During the year ended June 30, 2007, the Company’s shareholders approved an increase in authorized common shares from 100,000,000 to an unlimited number.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (CONTINUED)

b)	Common Shares Issued and Outstanding

	SHARES	AMOUNT

Balance, June 30, 2005	$29,403,074	$11,267,579

For cash
Stock options exercised	743,000	264,540
Private placements, net of financing costs	19,666,667	15,137,241
Share purchase warrants exercised	3,389,430	1,755,015
Stock options exercised - stock option valuation	-	167,281

Balance, June 30, 2006	53,202,171	28,591,656

For cash
Stock options exercised	545,000	295,200
Private placements, net of financing costs	23,077,000	12,842,679
Stock options exercised - stock option valuation	-	133,007
Balance, June 30, 2007	$76,824,171	$41,862,542

During the year ended June 30, 2006, the Company completed a private placement and issued 19,666,667 units at a price of $0.90 per unit for proceeds of $17,700,000 before issuance costs of $2,562,759, including non-cash consideration of $1,256,055. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.40 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,573,333 units at a price of $0.90 per unit expiring April 28, 2008. Each unit consists of one common share and one share purchase warrant, exercisable at $1.40 for a period of two years. The value of the agent’s units, aggregating $1,256,055 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.16%, a dividend rate of 0%, a volatility of 70% and a two year term for both the common share portion and the warrant portion.

During the year ended June 30, 2007, the Company completed a private placement and issued 23,077,000 units at a price of $0.65 per unit for gross proceeds of $15,000,050 before issuance costs of $2,157,371, including non-cash consideration of $1,036,530. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.10 per share for a two-year period.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (CONTINUED)

	b)	Common Shares Issued and Outstanding (Continued)

As a finance fee, the Company granted the agents up to 1,846,160 units at a price of $0.65 per unit expiring March 1, 2009. Each unit consists of one common share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,036,530 was calculated using the Black--Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60% and a two year term for both the common share portion and the warrant portion.

	c)	Stock Options

During the year ended June 30, 2007, 545,000 stock options were exercised at prices from $0.28 to $0.65 per share option for proceeds of $295,200.

As at June 30, 2007, the following stock options were outstanding:

	NUMBER			WEIGHTED
	OUTSTANDING		REMAINING	AVERAGE
EXERCISE	AT	NUMBER	CONTRACTUAL	EXERCISE
PRICE	JUNE 30, 2007	EXERCISABLE	LIFE	PRICE

$0.28	478,000	478,000	1.14	$0.28
$0.35	180,000	180,000	1.67	$0.35
$0.54	232,000	232,000	2.27	$0.54
$0.67	50,000	37,500	4.22	$0.67
$0.90	1,723,000	1,723,000	3.57	$0.90
$0.65	3,877,000	3,762,000	4.80	$0.65
	6,540,000	6,412,500	4.01	$0.68

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (CONTINUED)

c)	Stock Options (Continued)

A summary of the changes in stock options for the years ended June 30, 2007 and 2006 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, June 30, 2005	$2,278,000	$0.41

Granted	2,048,000	0.90
Exercised	(743,000)	0.36
Cancelled/Expired	(100,000)	0.50
Balance, June 30, 2006	3,483,000	0.71

Granted	3,927,000	0.65
Exercised	(545,000)	0.54
Cancelled/Expired	(325,000)	0.90

Balance, June 30, 2007	6,540,000	$0.68

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the year ended June 30, 2007, the Company recorded $1,279,145 (2006 - $692,059) in stock based compensation for options granted during the year.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006

Risk free interest rate	3.98 - 4.17%	3.80 - 4.43%
Expected life	1 - 2 yrs	1-2 yrs
Expected volatility	54 - 67%	70 - 75%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.32	$0.37

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (CONTINUED)

	d)	Agents Units

As at June 30, 2007, the following agents units were outstanding:

	NUMBER
	OUTSTANDING	REMAINING
EXERCISE	AT JUNE 30	CONTRACTUAL	EXPIRY
PRICE	2007	LIFE (YEARS)	DATES

$0.90	1,573,333	0.83	April 28, 2008
$0.65	1,846,160	1.67	March 1, 2009
	3,419,493	1.28

A summary of the changes in agents units for the years ended June 30, 2007 and 2006 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	UNITS	PRICE

Balance, June 30, 2005	$-	$-
Granted	1,573,333	0.90
Balance, June 30, 2006	1,573,333	0.90
Granted	1,846,160	0.65

Balance, June 30, 2007	$3,419,493	$0.77

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (CONTINUED)

e)	Share Purchase Warrants

As at June 30, 2007, the following share purchase warrants were outstanding:

NUMBEROF	EXERCISE	EXPIRY
SHARES	PRICE	DATE

13,000,000	1.40	April 21, 2008
6,666,667	1.40	April 28, 2008
		February 12, 2009
3,850,000	1.10	February 28, 2009
19,227,000	1.10
42,743,667

A summary of the changes in share purchase warrants for the years ended June 30, 2007 and 2006 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, June 30, 2005	8,188,430	$0.77

Issued	19,666,667	1.40
Exercised	(3,389,430)	(0.52)
Balance, June 30, 2006	24,465,667	1.31

Issued	23,357,000	1.10
Expired	(5,079,000)	(0.80)

Balance, June 30, 2007	42,743,667	$1.24

f)	Escrow Shares

As at June 30, 2007, there are no shares held in escrow.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

9.	CONTRIBUTED SURPLUS

	2007	2006

Balance, beginning of year	$2,375,310	$594,477

Compensation options granted	1,279,145	692,059
Agents' units granted	1,036,530	1,256,055
Stock options exercised	(133,007)	(167,281)
Balance, end of year	$4,557,978	$2,375,310

10.	RELATED PARTY TRANSACTIONS

During the years ended June 30, 2007 and 2006, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2007	2006

Consulting	$283,528	$93,424
Director fees	$54,772	$24,600
Geothermal consulting	$693,374	$617,425
Rent	$2,888	$-

As at June 30, 2007, a total of $153,533 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

11.	INCOME TAXES

The recovery of Canadian income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2007	2006

	34%	34%
Statutory tax rate

Expected income tax recovery	(981,000)	(546,000)
Net adjustment for amortization, deductible and non-deductible
differences	109,000	112,000
Geothermal property costs	(4,633,000)	(1,627,000)
Unrecognized benefit for non-capital losses	5,505,000	2,061,000

Future income tax recovery	$-	$-

The significant components of the Company’s Canadian future income tax assets (liability) are as follows:

	2007	2006

Operating losses	$8,948,000	$3,635,000
Share issuance costs	1,159,000	422,000
	10,107,000	4,057,000
Valuation allowance	(2,093,000)	(1,575,000)

Net future income tax assets	8,014,000	2,482,000
Geothermal properties	(8,014,000)	(2,482,000)

Net future income tax liability	$-	$-

The Company has non-capital losses carried forward of approximately CDN$6,560,000 (2006 – CDN$4,325,000) and US$18,630,000 (2006 – US$5,670,000), that may be available for tax purposes.

Losses for Canadian tax purposes expire as follows:

2007	$238,000
2008	184,000
2009	293,000
2010	456,000
2014	454,000
2015	1,070,000
2026	1,415,000
2027	2,450,000
$6,560,000

The recovery of U.S. income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

Losses for US tax purposes expire as follows:

2023	US$ 40,000
2024	325,000
2025	1,153,000
2026	4,152,000
2027	12,960,000
US$ 18,630,000

12.	COMMITMENTS

The following are commitments at June 30, 2007 that are not otherwise disclosed elsewhere:

a)

On April 16, 2007 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$15,000 per month for an initial term of three years. The agreement may be renewed for further annual terms upon the mutual agreement of the parties.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

12.	COMMITMENTS (CONTINUED)

b)

The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter (including work commitments) are as follows:

2008	$350,487
2009	$508,216
2010	$569,862
2011	$587,050
2012	$554,410
2013 and thereafter	$1,338,621
$3,908,646

c)

On December 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement is $5,000 per month for an initial term of twelve months. The Company issued 50,000 options exercisable at $0.90 on signing and at three-month intervals thereafter with a maximum to be issued of 200,000 options. As of June 30, 2007, 200,000 options have been issued, and the investor relations services continue to be provided on a month-to-month basis.

d)

On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced December 1, 2005 and is to be renewed annually until rescinded. The contract was terminated on October 1, 2007.

e)

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and is to be renewed annually until rescinded. The contract was terminated on October 1, 2007

13.	SEGMENTED DISCLOSURE

The Company operates in a single reportable operating segment, being the exploration and development of geothermal properties. Geographically, all long-term assets of the Company are located in the U.S. Corporate administrative activities are conducted in Canada.

14.	CONTINGENT LIABILITIES

In December 2006, the Company and its former drilling contractor agreed to the binding arbitration process under the laws of the State of Nevada in order to resolve certain disputes regarding drilling services rendered. The maximum amount under dispute approximates US$900,000. The Company is confident that the amounts owing are substantially less and accordingly has accrued a smaller amount; however the outcome of the arbitration process is not presently determinable.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

15.	SUBSEQUENT EVENTS

Subsequent to June 30, 2007:

a)

On July 26, 2007, the Company announced it had signed a commitment letter and term sheet for a construction loan and permanent financing with Morgan Stanley whereby Morgan Stanley will extend a loan facility of up to US$100-million for the construction of the 35-megawatt Blue Mountain I project in Nevada. The closing of the construction loan is subject to certain conditions precedent and is expected to occur on or before December 31, 2007. The proceeds of the loan will be used to finance construction of the Faulkner I geothermal power plant, geothermal well field, related infrastructure and development costs.

Subject to customary conditions precedent, at substantial completion of the project, Morgan Stanley will make an equity investment of approximately US$100-million into a project-level, single-purpose entity holding the Blue Mountain Faulkner I assets. Proceeds from this investment will repay the construction loan. The transaction will employ a "flip structure," which will allocate substantially all distributable cash flow to the Company until its invested capital is returned. Once Morgan Stanley reaches a target after-tax yield on its investment in the project, the Company will receive substantially all of both distributable cash and taxable income. The Company also has the option to buy out the investor's remaining interest in the project at the then- current fair market value. The Company will be operating the power plant and geothermal field, and receive compensation for such services.

Upon satisfaction of the conditions precedent to the loan, the Company shall pay a success fee to Markus K. Christen (a director of the Company) and to Dundee Securities Corp. The Company retained Mr. Christen as its financial adviser in connection with arranging financing for development of the Blue Mountain Faulkner 1 power plant.

b)

On August 1, 2007, the Company announced Glitnir Bank will extend a bridge loan facility of up to US$20- million for the development of the 35-megawatt Blue Mountain, Faulkner I project in Nevada. The closing of the loan is subject to receipt of a resource report from GeothermEx Inc. The proceeds of the loan will be used to finance the continuous development of the Faulkner I geothermal power plant, geothermal well field, related infrastructure and development costs.

Subject to customary conditions precedent, Glitnir will make loan proceeds of up to US$20-million available to a project level single purpose entity holding the Blue Mountain Faulkner I assets. This bridge facility will be available prior to having all construction permits for the project obtained and will be repaid by the construction loan provided by Morgan Stanley. Glitnir retains an option to participate in the construction loan.

c)

On August 2, 2007 the Company granted 250,000 incentive stock options to officers of the company. The options shall be exercisable at a price of $0.80 per share for five years and are subject to the provisions of the incentive stock option plan. The common shares, which may be issued upon exercise of the options, will be subject to a four-month hold period from the date of grant.

	d)	On August 15, 2007, the Company received proceeds of $25,125 from the exercise of 37,500 stock options.

	e)	On September 5, 2007, the Company received proceeds of $52,000 from the exercise of 80,000 stock options.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006
(Expressed in Canadian Dollars)

15.	SUBSEQUENT EVENTS (CONTINUED)

f)	On October 1, 2007, the Company cancelled 230,000 stock options held by a former employee and consultant.

g)	On October 1, 2007, the Company granted 80,000 incentive stock options to an employee of the Company. The options are exercisable at a price of $0.81 per share for a period of five years.

h)

On October 1, 2007, the Company entered into an employment contract with Mr. Brian Fairbank, President and CEO. Simultaneously, the Company agreed to hire the former employees and acquire certain assets from Fairbank Engineering Ltd. (“FEL”). FEL is a consulting company owned by Brian Fairbank. As consideration, the Company has agreed to issue to FEL, up to 175,000 common shares at a deemed price of $0.75 per share and pay the balance of the purchase price in cash. The agreement is subject to the acceptance of the TSX Venture Exchange.

i)	On October 10, 2007, the Company received proceeds of $27,000 from the exercise of 50,000 stock options.

16 .	MATERI AL DIFFERENCES BETWEEN CANADI AN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

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

	2007	2006	2005
Net loss in accordance with Canadian GAAP

	$(2,874,979)	$(1,605,372)	$(1,308,233)
Deduct:
Unproven property interests and deferred expenditures
incurred in the year (Canadian
GAAP)	(15,752,938)	(5,103,879)	(1,807,605)

Net loss in accordance with US GAAP	$(18,627,917)	$(6,709,251)	$(3,115,838)

	2007	2006	2005

Basic and diluted loss per common share (US GAAP)
	$(0.30)	$(0.18)	$(0.12)
Weighted average number of common shares issued and
outstanding (US GAAP)	61,294,757	36,537,557	24,967,821

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALL ACCEPTED ACCOUNTING PRINCIPLES (GAPP) (CONTINUED)

Statements of Cash Flows in Accordance with US GAAP

	2007	2006	2005

Cash provided by (used in)
Operating Activities
Net loss in accordance with US GAAP	$(18,627,917)	$(6,709,251)	$(3,115,838)

Adjustments to reconcile net loss to net cash used by
operating activities
Asset retirement obligation	424,377	-	-

Securities received for geothermal property option	(47,000)	(20,000)	-
Foreign exchange loss on marketable securities
	11,252	-	-
Gain on sale of securities	(103,965)	(62,780)	-
Gain on disposal of subsidiary	-	-	(159,695)
Amortization	20,549	10,900	3,005
Stock-based compensation	1,279,145	692,059	335,064
Unrealized loss on marketable securities	-	-	106,999
Change in amounts receivable	16,632	(16,526)	262,102
Change in prepaid expenses	(134,593)	55,689	(51,665)

Change in accounts payable and accrued liabilities
	939,669	1,688,435	(94,330)
	(16,221,851)	(4,361,474)	(2,714,358)

Investing activities
Proceeds from disposal of marketable securities
	197,660	128,085	-
Restricted cash	(683,249)
Acquisition of capital assets	(43,746)	(26,417)	(7,216)
	(529,335)	101,668	(7,216)

Financing activity
Common stock issued for cash	14,174,409	18,412,851	3,701,192
	14,174,409	18,412,851	3,701,192

Increase (Decrease) in cash and cash equivalents	$(2,576,777)	$14,153,045	$979,618

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALL ACCEPTED ACCOUNTING PRINCIPLES (GAPP) (CONTINUED)

	2007	2006	2005
Shareholders’ equity – Canadian GAAP	$36,455,784	$23,826,567	$6,327,029
Option interests and deferred exploration expenditures	(25,180,575)	(9,427,637)	(4,323,758)
Shareholders’ equity – US GAAP	$11,275,209	$14,398,930	$2,003,271
	2007	2006	2005

Acquisition and deferred exploration
expenditures – Canadian GAAP	$25,180,575	$9,427,637	$4,323,758

Acquisition and deferred exploration
expenditures expensed per US GAAP	(25,180,575)	(9,427,637)	(4,323,758)
Acquisition and deferred exploration
expenditures – US GAAP	$-	$-	$-

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

As at June 30, 2007, there is no difference between the Canadian GAAP and the United States GAAP recorded values.

17.	COMPARATIVE FIGURES

Certain of the prior year’s comparative figures have been reclassified to conform with the current presentation.

ITEM 18	Financial Statements

Refer to Item 17 – Financial Statements.

ITEM 19	Exhibits

The following exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

EXHIBITS filed on FTP Site	Description of Exhibit
1. Articles of Incorporation and By-laws:
1.1	Certificate of Incorporation and Articles of Blue Desert Mining Inc. dated April 13, 1995 (1)
1.2	Special Resolution and Altered Memorandum filed October 3, 1995 (1)
1.3	Certificate of Name Change from "Blue Desert Mining Inc." to "Canada Fluorspar Inc." dated May 25, 2000 (1)
1.4	Certificate of Name Change from "Canada Fluorspar Inc." to "Continental Ridge Resources Inc." dated February 5, 2001 (1)
1.5	Certificate of Name Change from "Continental Ridge Resources Inc." to "Nevada Geothermal Power Inc." dated May 13, 2003 (1)
1.6	Articles adopted by Nevada Geothermal Power Inc. on November 30, 2005 (1)
1.7	Notice of Articles dated January 25, 2006 (1)
2. Instruments Defining Rights of Security Holders
2.1	Specimen Certificate of Common Stock (1)
2.2	Incentive Stock Option Plan adopted November 30, 2005 (Also listed under Exhibit 4.33) (1)
2.3	Form of Option Agreement (1)
2.4	Warrant issued to Susan Power for 77,000 common shares dated June 2005 (1)
2.5	Form of Warrant dated April 21, 2006, with an exercise price of Canadian Dollars $1.40 (1)
2.6

Form of agent's compensation option dated April 28, 2006 for the purchase of underwriting units, comprised of our common shares and share purchase warrants, at a price of $0.90 per underwriting unit until April 28, 2008 (1)

4. Material Contracts
4.1

Geothermal Lease No. 187556 between Burlington Northern Santa Fe (formerly The Atchison Topeka and Santa Fe Railway Company) and Power Company regarding Blue Mountain, dated October 19, 1993, as amended March 31, 2003 and November 1, 2005 (1)

4.2	Offer to Lease and Lease for Geothermal Resources Lease No. 58196 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of April 1, 1994 (1)
4.3	Grant Bargain and Sale Deed between Nevada Land & Resource Company, LLC and Delong Ranches, Inc., dated September 10, 1999 (1)
4.4	Option Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated June 19, 2001 (1)
4.5	Offer to Lease and Lease for Geothermal Resources Lease No. 74855 between the Federal Bureau of Land Management and Sierra Nevada Geothermal, Inc., effective date of June 1, 2002 (1)
4.6	Option Amendment Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated August 7, 2002 (1)
4.7	Option Amendment Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated November 12, 2002 (1)
4.8	Share Exchange Agreement between Continental Ridge Resources Inc. (subsequently Nevada Geothermal Power Inc.) and Blue Mountain Power Company Inc., dated December 13, 2002 (1)
4.9	Geothermal Lease Agreement No. 189093 between Nevada Land and Resource Council and Power Company regarding Blue Mountain, effective date of March 31, 2003, as amended November 1, 2005 (1)
4.10	Geothermal Lease Agreement between Nevada Land Resource Company, LLC and Noramex Corporation, dated March 31, 2003 (1)
4.11	Consulting Agreement between Continental Ridge Resources and Goodman Capital, dated April 13, 2003. (1)
4.12

Assignment of Record Title Interest in a Lease for Oil and Gas or Geothermal Resources from United States Department of the Interior Bureau of Land Management to Ormat Nevada Inc., dated August 1, 2003 (1)

4.13

Memorandum of Geothermal Lease and Agreement No. 29-462-0003 between Newmont USA Limited, dba Newmont Mining Corporation and Nevada Geothermal Power, Inc. regarding Pumpernickel, dated February 13, 2004 (1)

4.14	Exercise of Option to Renew Lease No. 187556 between The Burlington Northern and Santa Fe Railway Company and Noramex Corporation regarding Blue Mountain, effective date of March 1, 2004 (1)
4.15	Offer to Lease and Lease for Geothermal Resources Lease No. 77668 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2004 (1)
4.16	Offer to Lease and Lease for Geothermal Resources Lease No. 80159 between, the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2004 (1)
4.17	Share Purchase Agreement between Nevada Geothermal Power Inc, Running Fox Resource Corp and Blue Desert Mining (US) Inc., dated August 27, 2004 (1)
4.18	Option Agreement between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel, dated October 12, 2004 (1)
4.19	Amendment Agreement to Geothermal Option Agreement between Nevada Geothermal Power Inc. and Normaex Corp. and Inovision Solutions Inc., dated January 12,2005 (1)
4.20	[Investor Relations Services] Agreement between Nevada Geothermal Power Inc. and The Equicom Group Inc., dated March 15, 2005 (1)
4.21	Lease Amendment No. 189099 between Nevada Land and Resource Council and Noramex Corporation regarding Black Warrior, dated May 1, 2005 (1)
4.22	Letter Agreement for Contract for Services between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005, agreed and accepted on June 9, 2005(1)
4.23	Amendment 1 to Letter Agreement for Contract for Services dated May 20, 2005 between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005(1)
4.24	Amendment 2 to Letter Agreement for Contract for Services dated May 20, 2005 between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005(1)
4.25	Stabb Geothermal Lease Agreement between Noramex Corporation and Stabb regarding Crump Geyser, effective date of August 1, 2005 (1)
4.26	Stabb Geothermal Lease Agreement between Noramex Corporation and LX Ranch Inc. regarding Crump Geyser, effective date of August 1, 2005 (1)
4.27	O’Keefe Ranch Geothermal Lease Agreement between Noramex Corporation and O'Keefe Ranch regarding Crump Geyser, effective date of August 1, 2005 (1)
4.28	Consulting Agreement between Nevada Geothermal Power Inc. and Don J.A. Smith, dated

October 1, 2005 (1)
4.29	Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council, LLC and Noramex Corp. regarding Blue Mountain, dated November 1, 2005 (1)
4.30	Lease Amendment for Lease No. 189099 between Nevada Land and Resource Company, LLC and Noramex Corp. regarding Black Warrior, dated November 1, 2005 (1)
4.31	Decision of Federal Bureau of Land Management to consolidate Geothermal Leases Nos. 77668 and 77669, dated November 3, 2005 (1)
4.32	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated November 16, 2005 (1)
4.33	Lease Extension and Amending Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated November 29, 2005 (1)
4.34	Incentive Stock Option Plan adopted November 30, 2005 (Filed under Exhibit 2.2) (1)
4.35	Management Consulting Services Agreement between Nevada Geothermal Power Inc. and Tywell Management Inc., dated December 1, 2005 (1)
4.36	Services Agreement between Nevada Geothermal Power Inc. and Pro-Edge Consultants Inc., dated December 13, 2005 (1)
4.37	Technical Consulting Services Agreement between Nevada Geothermal Power Inc. and Fairbank Engineering Ltd., dated January 1, 2006 (1)
4.38	Geothermal Lease Agreement for The Crawford Farm area, Humboldt County, Nevada, between Power Company and The Crawford Farm regarding Blue Mountain, dated January 10, 2006 (1)
4.39	Standard Publicity Agreement between Jefferson Direct, Inc. and Nevada Geothermal Power Inc., dated February 2, 2006 (1)
4.40

Amendment Agreement to Geothermal Option Agreement between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel, dated February 14, 2006 (1)

4.41	BLM Winnemucca Field Office Geothermal Lease Stipulations No. NVN-78777, dated February 21, 2006 (1)
4.42	BLM Winnemucca Field Office Geothermal Lease Stipulations No. NVN-79745, dated February 21, 2006 (1)
4.43	Offer to Lease and Lease for Geothermal Resources Lease No. 79745 between the Federal Bureau of Land Management and Power Company regarding Black Warrior, effective date of March 1, 2006 (1)

4.44	Offer to Lease and Lease for Geothermal Resources Lease No. 78777 between the Federal Bureau of Land Management and Noramex Corp. regarding Black Warrior, effective date of March 1, 2006 (1)
4.45	Geothermal Lease Agreement between Nevada Geothermal Power Company and Will DeLong regarding Blue Mountain, dated of April 15, 2006 (1)
4.46	Royalty Agreement between Nevada Geothermal Power Company, Ehni Enterprises Inc. and Ormat Nevada, Inc. regarding Pumpernickel, dated April 26, 2006 (1)
4.47	Agreement regarding the sale and purchase of BLM Lease No. 74855 between Ormat Nevada, Inc. and Nevada Geothermal Power Company regarding Pumpernickel, dated April 26, 2006 (1)
4.48	Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated June 1, 2006 (1)
4.49	Offer to Lease and Lease for Geothermal Resources Lease No. 78124 between the Federal Bureau of Land Management and Noramex Corp. regarding Pumpernickel, effective date of June 1, 2006 (1)
4.50

Assignment of Record Title Interest in a Lease for Oil and Gas or Geopthermal Resources for Lease No. 74855 from the Federal Bureau of Land Management to Nevada Geothermal Power Company regarding Pumpernickel, effective date of June 1, 2006 (1)

4.51	Daywork Drilling Contract between Nevada Geothermal Power Company and Calco Oil Field Industries, Inc. for Blue Mountain Geothermal, dated June 19, 2006 (1)
4.52	Internet Services & Consulting Contract between Nevada Geothermal Power Inc. and Inveslogic Inc., dated June 26, 2006 (1)
4.53	Offer to Lease and Lease for Geothermal Resources Lease No. 80070 between the Federal Bureau of Land Management and Noramex Corp. regarding Pumpernickel, effective date of August 1, 2006 (1)
4.54	Offer to Lease and Lease for Geothermal Resources Lease No. 80086 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2006 (1)
4.55	Offer to Lease and Lease for Geothermal Resources Lease No. 80159 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2006 (1)
4.56

Revised International Association of Drilling Contracts Drilling Bid Proposal and Daywork Drilling Contract – U.S. (Original Black Gold Contract) between Nevada Geothermal Power and Black Gold Equipment & Leasing LLC for Blue Mountain Geothermal Project, dated August 17, 2006 (1)

4.57	Long Term Firm Portfolio Energy Credit And Renewable Power Purchase Agreement between Nevada Geothermal Power Company, Inc. and Nevada Power Company, dated

August 18, 2006 (1)
4.58	Partial Assignment of Geothermal Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006 (1)
4.59	Notice of Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006 (1)
4.60	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated January 10, 2007 (1)
4.61	Financial Consulting Agreement between Markus K. Christen and Nevada Geothermal Power Inc., dated January 12, 2007 and July 2, 2007 financing engagement letter amendment. (1)
4.62	Amendment to Exhibits A and B of the Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated January 24, 2007 (1)
4.63	Confidentiality Agreement between Morgan Stanley & Co Incorporated, Greenrock Capital, LLC and Nevada Geothermal Power Company, Inc., dated January 25, 2007 (1)
4.64	Form of Subscription Agreement for Units being purchased by residents of Alberta, British Columbia, Ontario, Quebec, Nova Scotia, Saskatchewan and offshore residents; closing February 22, 2007 (1)
4.65	Form of Subscription Agreement for Units being purchased by residents or citizens of the United States; closing February 22, 2007 (1)
4.66	Lease Agreement between Sheppard Rentals and Nevada Geothermal Power Company for 657 Anderson Street near Winnemucca in Humboldt County, Nevada, dated March 20, 2007 (1)
4.67	Development Loan Agreement between NGP Blue Mountain I LLC and Glitnir Banki hf dated November 1, 2007(3)
4.68	Promissory Note between NGP Blue Mountain I LLC and Glitnir Banki hf dated November 1, 2007(2)
4.69	Pledge and Security Agreement by NGP Blue Mountain Holdco LLC and Glitnir Banki hf dated November 1, 2007(2)
4.70	Acknowledgement and Consent by NGP Blue Mountain I LLC with regard to Pledge and Security Agreement dated November 1, 2007(2)
4.71	Assignment and Assumption of Power Purchase Agreement, by and between Nevada Geothermal Power Company and Borrower, dated October 24, 2007 (2)
4.72	Standard Large Generator Interconnect Agreement, by and between Sierra Pacific Power Company and Borrower, dated November 5, 2007 (2)
4.73	Assignment and Assumption of Leases, by and among NGPI and NGPC, collectively as assignor, and Borrower, as assignee, dated as of October 24, 2007 (2)
4.74	State of Nevada Division of Water Resources Permit Nos. 72978, 73541,73542 AND 73543 (2)

4.75	Quitclaim Deed between Nevada Geothermal Power Inc. and NGP Blue Mountain I LLC dated September 20, 2007 (2)
4.76	Amended and Restated Commitment Letter for US$100,000,000 Construction and Loan Facility For Project dated November 1, 2007 (2)
4.77	Commitment Letter for US$100,000,000 Equity Financing to be used to repay Construction Loan Financing dated July 24, 2007 (3)
4.78	Borrower’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation dated November 1, 2007 (2)
4.79	NGP’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation dated November 1, 2007 (2)
4.80	Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of September 19, 2007 (2)
4.81	First Amendment to Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of October 12, 2007 (2)
4.82	Member Interest Certificate of NGP Blue Mountain I LLC dated April 26, 2007 (2)
4.83	Indemnification Letter by Nevada Geothermal Power Inc. dated November 1, 2007 (2)
4.84	Drilling Bid Proposal and Daywork Drilling Contract with ThermaSource Inc. dated December 1, 2007(4)
4.85	Employment Agreement- Fairbank, dated October 1, 2007 (2)
4.86	Employment Letter Agreement- Studley, dated July 11, 2007(2)
4.87	Employment Agreement-Walenciak, dated April 16, 2007 (2)
4.88	Second Amendment to “Option Agreement for Pumpernickel Geothermal Property dated December 12, 2007(2)
4.89	Letter Agreement between Nevada Geothermal Power Inc. and Markus Christen dated January 12, 2007(2)
4.90	Professional Services Agreement between Integral Energy Management and Nevada Geothermal Power Company dated June 1, 2007(2)
4.91	Chief Development Geologist Contract- Glenn Melosh dated November 6, 2007(2)
4.92	Fairbank Engineering Ltd purchase and employment contract dated October 1, 2007(2)
4.93	Consulting agreement dated October 1 2005 between Nevada Geothermal Power Inc and Frank Misseldine(2)
4.94	Professional Services Agreement dated May 21, 2007 between R. Gordon Bloomquist and Nevada Geothermal Power Inc.(2)
4.95	Professional Services Agreement dated June 25, 2007 between Global Power Solutions and Nevada Geothermal Power Company.(2)

4.96	Engineering Services Agreement dated August 8, 2007 between GeothermEx Inc. and Nevada Geothermal Power Inc. (2)
4.97	Consulting Agreement dated November 28, 2007 between CCM Consulting a division of Cronus Capital Markets Inc. and Nevada Geothermal Power Co.(2)
8.	Subsidiaries
8.1	List of Subsidiaries (2)
9.	Statement re: Financial Statements
9.1	Financial Statements (3)
11.	Code of Ethics
11.1	Code of Business Conduct and Ethics, incorporated as part of Item 15.1 (1)
12.	302 Certification
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.	906 Certification

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)
14. Legal Opinion
Not Applicable
15. Additional Exhibits
15.1	Board Policy Manual adopted August 23, 2005, as amended, filed as Exhibit 11.1 (1)

(1) Incorporated by reference, to the same exhibit number, to the Company’s Annual Report on Form 20-F, Amendment No. 1, for the year ended June 30, 2006, as filed with the Securities and Exchange Commission on September 25, 2007.
(2) Attached herewith.
(3) Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain portions of Exhibits 4.67 and 4.77 under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
(4) To be filed by amendment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEVADA GEOTHERMAL POWER INC.

Per: /s/ Brian D. Fairbank
Brian D. Fairbank
President, Chief Executive Officer and Director

Dated: January 15, 2008