Form 20-F/A
period 2007-06-30
NEVADA GEOTHERMAL POWER INC
filed 2008-01-22
CIK 1177440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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

YES [ ] NO [ ]

EXPLANATORY NOTE

Nevada Geothermal Power, Inc. ("NGP" or the "Company") hereby amends its Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (the "NGP Form 20-F") filed with the Securities and Exchange Commission (the "SEC") on January 15, 2008. This Amendment No. 1 to the Annual Report on Form 20-F/A ("Amendment No.1") is being filed to amend "Item 19--Exhibits" of the NGP Form 20-F, specifically to include Exhibit 4.84.

Except as specifically provided above, this Amendment No. 1 does not amend, update or restate any other items or sections of the NGP Form 20-F and does not reflect events occurring after the filing of the NGP Form 20-F.

PART III

ITEM 19	Exhibits

The following exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1. Articles of Incorporation and By-laws:
1.1	Certificate of Incorporation and Articles of Blue Desert Mining Inc. dated April 13, 1995 (1)
1.2	Special Resolution and Altered Memorandum filed October 3, 1995 (1)
1.3	Certificate of Name Change from "Blue Desert Mining Inc." to "Canada Fluorspar Inc." dated May 25, 2000 (1)
1.4	Certificate of Name Change from "Canada Fluorspar Inc." to "Continental Ridge Resources Inc." dated February 5, 2001 (1)
1.5	Certificate of Name Change from "Continental Ridge Resources Inc." to "Nevada Geothermal Power Inc." dated May 13, 2003 (1)
1.6	Articles adopted by Nevada Geothermal Power Inc. on November 30, 2005 (1)
1.7	Notice of Articles dated January 25, 2006 (1)
2. Instruments Defining Rights of Security Holders
2.1	Specimen Certificate of Common Stock (1)
2.2	Incentive Stock Option Plan adopted November 30, 2005 (Also listed under Exhibit 4.33) (1)
2.3	Form of Option Agreement (1)
2.4	Warrant issued to Susan Power for 77,000 common shares dated June 2005 (1)
2.5	Form of Warrant dated April 21, 2006, with an exercise price of Canadian Dollars $1.40 (1)
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
(2) Incorporated by reference, to the same exhibit number, to the Company's Annual Report on Form 20-F, for the year ended June 30, 2007, as filed with the Securities and Exchange Commission on January 15, 2008.
(3) Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain portions of Exhibits 4.67 and 4.77 under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
(4) Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report for the fiscal year ended June 30, 2007 on its behalf.

NEVADA GEOTHERMAL POWER INC.

Per: /s/ Brian D. Fairbank
Brian D. Fairbank
President, Chief Executive Officer and Director

Dated: January 22, 2008