Form 20-F/A
period 2007-06-30
NEVADA GEOTHERMAL POWER INC
filed 2008-07-08
CIK 1177440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

YES [ ] NO [ ]

EXPLANATORY NOTE

Nevada Geothermal Power, Inc. ("NGP" or the "Company") hereby amends its Annual Report on Form 20-F/A1 (“Amendment No. 1”) for the fiscal year ended June 30, 2007 (the "NGP Form 20-F/A1") filed with the Securities and Exchange Commission (the "SEC") on January 22, 2008. This Amendment No. 2 to the Annual Report on Form 20-F/A1 ("Amendment No. 2") is being filed to amend "Item 19--Exhibits" of the NGP Form 20-F/A1, specifically to include revised redacted Exhibit 4.57 and revised Exhibit 4.67 now without redactions.

Except as specifically provided above, this Amendment No. 2 does not amend, update or restate any other items or sections of the NGP Form 20-F/A1 and does not reflect events occurring after the filing of the NGP Form 20-F/A1.

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
4.50

Assignment of Record Title Interest in a Lease for Oil and Gas or Geothermal Resources for Lease No. 74855 from the Federal Bureau of Land Management to Nevada Geothermal Power Company regarding Pumpernickel, effective date of June 1, 2006 (1)

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

4.57	Long Term Firm Portfolio Energy Credit And Renewable Power Purchase Agreement between Nevada Geothermal Power Company, Inc. and Nevada Power Company, dated August 18, 2006 (4) (5)

4.58	Partial Assignment of Geothermal Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006 (1)
4.59	Notice of Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006 (1)
4.60	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated January 10, 2007 (1)
4.61	Financial Consulting Agreement between Markus K. Christen and Nevada Geothermal Power Inc., dated January 12, 2007 and July 2, 2007 financing engagement letter amendment. (1)
4.62	Amendment to Exhibits A and B of the Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated January 24, 2007 (1)
4.63	Confidentiality Agreement between Morgan Stanley & Co Incorporated, Greenrock Capital, LLC and Nevada Geothermal Power Company, Inc., dated January 25, 2007 (1)
4.64	Form of Subscription Agreement for Units being purchased by residents of Alberta, British Columbia, Ontario, Quebec, Nova Scotia, Saskatchewan and offshore residents; closing February 22, 2007 (1)
4.65	Form of Subscription Agreement for Units being purchased by residents or citizens of the United States; closing February 22, 2007 (1)
4.66	Lease Agreement between Sheppard Rentals and Nevada Geothermal Power Company for 657 Anderson Street near Winnemucca in Humboldt County, Nevada, dated March 20, 2007 (1)
4.67	Development Loan Agreement between NGP Blue Mountain I LLC and Glitnir Banki hf dated November 1, 2007 (5)
4.68	Promissory Note between NGP Blue Mountain I LLC and Glitnir Banki hf dated November 1, 2007(2)
4.69	Pledge and Security Agreement by NGP Blue Mountain Holdco LLC and Glitnir Banki hf dated November 1, 2007(2)
4.70	Acknowledgement and Consent by NGP Blue Mountain I LLC with regard to Pledge and Security Agreement dated November 1, 2007(2)
4.71	Assignment and Assumption of Power Purchase Agreement, by and between Nevada Geothermal Power Company and Borrower, dated October 24, 2007 (2)
4.72	Standard Large Generator Interconnect Agreement, by and between Sierra Pacific Power Company and Borrower, dated November 5, 2007 (2)
4.73	Assignment and Assumption of Leases, by and among NGPI and NGPC, collectively as assignor, and Borrower, as assignee, dated as of October 24, 2007 (2)
4.74	State of Nevada Division of Water Resources Permit Nos. 72978, 73541,73542 AND 73543 (2)

4.75	Quitclaim Deed between Nevada Geothermal Power Inc. and NGP Blue Mountain I LLC dated September 20, 2007 (2)
4.76	Amended and Restated Commitment Letter for US $100,000,000 Construction and Loan Facility For Project dated November 1, 2007 (2)
4.77	Commitment Letter for US $100,000,000 Equity Financing to be used to repay Construction Loan Financing dated July 24, 2007 (2) (4)
4.78	Borrower’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation dated November 1, 2007 (2)
4.79	NGP’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation dated November 1, 2007 (2)
4.80	Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of September 19, 2007 (2)
4.81	First Amendment to Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of October 12, 2007 (2)
4.82	Member Interest Certificate of NGP Blue Mountain I LLC dated April 26, 2007 (2)
4.83	Indemnification Letter by Nevada Geothermal Power Inc. dated November 1, 2007 (2)
4.84	Drilling Bid Proposal and Daywork Drilling Contract with ThermaSource Inc. dated December 1, 2007(3)
4.85	Employment Agreement- Fairbank, dated October 1, 2007 (2)
4.86	Employment Letter Agreement- Studley, dated July 11, 2007(2)
4.87	Employment Agreement-Walenciak, dated April 16, 2007 (2)
4.88	Second Amendment to “Option Agreement for Pumpernickel Geothermal Property dated December 12, 2007(2)
4.89	Letter Agreement between Nevada Geothermal Power Inc. and Markus Christen dated January 12, 2007(2)
4.90	Professional Services Agreement between Integral Energy Management and Nevada Geothermal Power Company dated June 1, 2007(2)
4.91	Chief Development Geologist Contract- Glenn Melosh dated November 6, 2007(2)
4.92	Fairbank Engineering Ltd purchase and employment contract dated October 1, 2007(2)
4.93	Consulting agreement dated October 1 2005 between Nevada Geothermal Power Inc and Frank Misseldine(2)
4.94	Professional Services Agreement dated May 21, 2007 between R. Gordon Bloomquist and Nevada Geothermal Power Inc.(2)
4.95	Professional Services Agreement dated June 25, 2007 between Global Power Solutions and Nevada Geothermal Power Company.(2)

4.96	Engineering Services Agreement dated August 8, 2007 between GeothermEx Inc. and Nevada Geothermal Power Inc. (2)
4.97	Consulting Agreement dated November 28, 2007 between CCM Consulting a division of Cronus Capital Markets Inc. and Nevada Geothermal Power Co.(2)
8.	Subsidiaries
8.1	List of Subsidiaries (2)
9.	Statement re: Financial Statements
9.1	Financial Statements (3)
11.	Code of Ethics
11.1	Code of Business Conduct and Ethics, incorporated as part of Item 15.1 (1)
12.	302 Certification
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.	906 Certification

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)
14.	Legal Opinion
Not Applicable
15.	Additional Exhibits
15.1	Board Policy Manual adopted August 23, 2005, as amended, filed as Exhibit 11.1 (1)

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

(3) Incoporated by reference, to the same exhibit number, to the Company's Annual Report on Form 20-F Amendment No.1, for the year ended June 30, 2007, as filed with the Securities and Exchange Commission on January 22, 2008.

(4) The Securities and Exchange Commission granted the Company’s application to seek confidential treatment of certain portions of Exhibits 4.57 and 4.77 under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted material for which confidential treatment was granted has been filed separately with the Securities and Exchange Commission.

(5) Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report for the fiscal year ended June 30, 2007 on its behalf.

NEVADA GEOTHERMAL POWER INC.

   Brian D. Fairbank
Brian D. Fairbank
President, Chief Executive Officer and Director

Dated: July 8, 2008