Form 20-F/A
period 2006-06-30
NEVADA GEOTHERMAL POWER INC
filed 2008-08-06
CIK 1177440

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

EXPLANATORY NOTE

Nevada Geothermal Power, Inc. (“NGP” or the “Company) hereby amends its Annual Report on Form 20-F, Amendment No. 1 for the fiscal year ended June 30, 2006 (the “NPG Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2007. This Amendment No. 2 to the Annual Report on Form 20-F/A (“Amendment No. 2”) is being filed to amend Exhibit 4.57, which is filed herewith, and to amend “Item 19 Exhibits” of the NGP Form 20-F, Amendment No. 1, filed September 25, 2007 with the SEC.

Except as specifically provided above, this Amendment No. 2 does not amend, update or restate any other items or sections of the NGP Form 20-F, Amendment No. 1 and does not reflect events occurring after the filing of the NGP Form 20-F.

PART III

ITEM 19

Exhibits

The following exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit No.	Description of Exhibit
1.1	Certificate of Incorporation and Articles of Blue Desert Mining Inc. dated April 13, 1995 (1)
1.2	Special Resolution and Altered Memorandum filed October 3, 1995 (1)
1.3	Certificate of Name Change from "Blue Desert Mining Inc." to "Canada Fluorspar Inc." dated May 25, 2000 (1)
1.4	Certificate of Name Change from "Canada Fluorspar Inc." to "Continental Ridge Resources Inc." dated February 5, 2001 (1)
1.5	Certificate of Name Change from "Continental Ridge Resources Inc." to "Nevada Geothermal Power Inc." dated May 13, 2003 (1)
1.6	Articles adopted by Nevada Geothermal Power Inc. on November 30, 2005 (1)
1.7	Notice of Articles dated January 25, 2006 (1)
2.1	Specimen Certificate of Common Stock (1)

Exhibit No.	Description of Exhibit
2.2	Incentive Stock Option Plan adopted November 30, 2005 (Also listed under Exhibit 4.33) (1)
2.3	Form of Option Agreement (1)
2.4	Warrant issued to Susan Power for 77,000 common shares dated June 2005 (1)
2.5	Form of Warrant dated April 21, 2006, with an exercise price of Canadian Dollars $1.40 (1)
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

4.2	Offer to Lease and Lease for Geothermal Resources Lease No. 58196 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of April 1, 1994(1)
4.3	Grant Bargain and Sale Deed between Nevada Land & Resource Company, LLC and Delong Ranches, Inc., dated September 10, 1999 (1)
4.4	Option Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated June 19, 2001 (1)
4.5	Offer to Lease and Lease for Geothermal Resources Lease No. 74855 between the Federal Bureau of Land Management and Sierra Nevada Geothermal, Inc., effective date of June 1, 2002 (1)
4.6	Option Amendment Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated August 7, 2002 (1)
4.7	Option Amendment Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated November 12, 2002 (1)

Exhibit No.	Description of Exhibit
4.8	Share Exchange Agreement between Continental Ridge Resources Inc. (subsequently Nevada Geothermal Power Inc.) and Blue Mountain Power Company Inc., dated December 13, 2002 (1)
4.9	Geothermal Lease Agreement No. 189093 between Nevada Land and Resource Council and Power Company regarding Blue Mountain, effective date of March 31, 2003, as amended November 1, 2005 (1)
4.10	Geothermal Lease Agreement between Nevada Land Resource Company, LLC and Noramex Corporation, dated March 31, 2003 (1)
4.11	Consulting Agreement between Continental Ridge Resources and Goodman Capital, dated April 13, 2003. (1)
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

4.14	Exercise of Option to Renew Lease No. 187556 between The Burlington Northern and Santa Fe Railway Company and Noramex Corporation regarding Blue Mountain, effective date of March 1, 2004 (1)
4.15	Offer to Lease and Lease for Geothermal Resources Lease No. 77668 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2004 (1)
4.16	Offer to Lease and Lease for Geothermal Resources Lease No. 80159 between, the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2004 (1)
4.17	Share Purchase Agreement between Nevada Geothermal Power Inc, Running Fox Resource Corp and Blue Desert Mining (US) Inc., dated August 27, 2004 (1)
4.18	Option Agreement between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel, dated October 12, 2004 (1)
4.19	Amendment Agreement to Geothermal Option Agreement between Nevada Geothermal Power Inc. and Normaex Corp. and Inovision Solutions Inc., dated January 12, 2005 (1)
4.20	[Investor Relations Services] Agreement between Nevada Geothermal Power Inc. and The Equicom Group Inc., dated March 15, 2005 (1)

Exhibit No.	Description of Exhibit
4.21	Lease Amendment No. 189099 between Nevada Land and Resource Council and Noramex Corporation regarding Black Warrior, dated May 1, 2005 (1)
4.22	Letter Agreement for Contract for Services between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005, agreed and accepted on June 9, 2005 (1)
4.23	Amendment 1 to Letter Agreement for Contract for Services dated May 20, 2005 between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005 (1)
4.24	Amendment 2 to Letter Agreement for Contract for Services dated May 20, 2005 between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005 (1)
4.25	Stabb Geothermal Lease Agreement between Noramex Corporation and Stabb regarding Crump Geyser, effective date of August 1, 2005 (1)
4.26	Stabb Geothermal Lease Agreement between Noramex Corporation and LX Ranch Inc. regarding Crump Geyser, effective date of August 1, 2005 (1)
4.27	O’Keefe Ranch Geothermal Lease Agreement between Noramex Corporation and O'Keefe Ranch regarding Crump Geyser, effective date of August 1, 2005 (1)
4.28	Consulting Agreement between Nevada Geothermal Power Inc. and Don J.A. Smith, dated October 1, 2005 (1)
4.29	Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council, LLC and Noramex Corp. regarding Blue Mountain, dated November 1, 2005 (1)
4.30	Lease Amendment for Lease No. 189099 between Nevada Land and Resource Company, LLC and Noramex Corp. regarding Black Warrior, dated November 1, 2005 (1)
4.31	Decision of Federal Bureau of Land Management to consolidate Geothermal Leases Nos. 77668 and 77669, dated November 3, 2005 (1)
4.32	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated November 16, 2005 (1)
4.33	Lease Extension and Amending Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated November 29, 2005 (1)

Exhibit No.	Description of Exhibit
4.34	Incentive Stock Option Plan adopted November 30, 2005 (Filed under Exhibit 2.2) (1)
4.35	Management Consulting Services Agreement between Nevada Geothermal Power Inc. and Tywell Management Inc., dated December 1, 2005 (1)
4.36	Services Agreement between Nevada Geothermal Power Inc. and Pro-Edge Consultants Inc., dated December 13, 2005 (1)
4.37	Technical Consulting Services Agreement between Nevada Geothermal Power Inc. and Fairbank Engineering Ltd., dated January 1, 2006 (1)
4.38	Geothermal Lease Agreement for The Crawford Farm area, Humboldt County, Nevada, between Power Company and The Crawford Farm regarding Blue Mountain, dated January 10, 2006 (1)
4.39	Standard Publicity Agreement between Jefferson Direct, Inc. and Nevada Geothermal Power Inc., dated February 2, 2006 (1)
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

4.51	Daywork Drilling Contract between Nevada Geothermal Power Company and Calco Oil Field Industries, Inc. for Blue Mountain Geothermal, dated June 19, 2006 (1)
4.52	Internet Services & Consulting Contract between Nevada Geothermal Power Inc. and Inveslogic Inc., dated June 26, 2006 (1)
4.53	Offer to Lease and Lease for Geothermal Resources Lease No. 80070 between the Federal Bureau of Land Management and Noramex Corp. regarding Pumpernickel, effective date of August 1, 2006(1)
4.54	Offer to Lease and Lease for Geothermal Resources Lease No. 80086 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2006 (1)
4.55	Offer to Lease and Lease for Geothermal Resources Lease No. 80159 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2006 (1)
4.56

Revised International Association of Drilling Contracts Drilling Bid Proposal and Daywork Drilling Contract – U.S. (Original Black Gold Contract) between Nevada Geothermal Power and Black Gold Equipment & Leasing LLC for Blue Mountain Geothermal Project, dated August 17, 2006 (1)

4.57	Long Term Firm Portfolio Energy Credit And Renewable Power Purchase Agreement between Nevada Geothermal Power Company, Inc. and Nevada Power Company, dated August 18, 2006 (2)
4.58	Partial Assignment of Geothermal Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006 (1)
4.59	Notice of Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006 (1)
4.60	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated January 10, 2007 (1)
4.61	Financial Consulting Agreement between Markus K. Christen and Nevada Geothermal Power Inc., dated January 12, 2007 (1)

Exhibit No.	Description of Exhibit
4.62	Amendment to Exhibits A and B of the Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated January 24, 2007 (1)
4.63	Confidentiality Agreement between Morgan Stanley & Co Incorporated, Greenrock Capital, LLC and Nevada Geothermal Power Company, Inc., dated January 25, 2007 (1)
4.64	Form of Subscription Agreement for Units being purchased by residents of Alberta, British Columbia, Ontario, Quebec, Nova Scotia, Saskatchewan and offshore residents; closing February 22, 2007 (1)
4.65	Form of Subscription Agreement for Units being purchased by residents or citizens of the United States; closing February 22, 2007 (1)
4.66	Lease Agreement between Sheppard Rentals and Nevada Geothermal Power Company for 657 Anderson Street near Winnemucca in Humboldt County, Nevada, dated March 20, 2007 (1)
8.1	List of Subsidiaries (3)
9.1	Financial Statements (4)
11.1	Code of Business Conduct and Ethics, incorporated as part of Item 15.1 (1)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
15.1	Board Policy Manual adopted August 23, 2005, as amended, filed as Exhibit 11.1 (1)

(1) Incorporated by reference to the Company's Annual Report Form 20-F, Amendment No. 1, as filed with the Securities and Exchange Commission on September 25, 2007.

(2) Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain portions of this Exhibit 4.57 under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(3) Incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on January 16, 2007.

(4) Incorporated by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on January 16, 2007.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 2 to its Annual Report for the fiscal year ended June 30, 2006 to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Brian D. Fairbank
Brian D. Fairbank
President, Chief Executive Officer and Director

Dated: August 6, 2008