Form 20-F
period 2008-06-30
NEVADA GEOTHERMAL POWER INC
filed 2009-01-14
CIK 1177440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT")
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT For the fiscal year ended June 30, 2008.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE EXCHANGE ACT For the transition period from ____________ to ____________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT Date of event requiring this shell company report ___________

For the transition period from July 1, 2007 to January 14, 2009

Commission file number 000-49917

NEVADA GEOTHERMAL POWER INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

900-409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2

(Address of principal executive offices)

Name: Andrew T. Studley; Telephone: 604-688-1553; Email: info@nevadageothermal.com; Facsimile: 604-688-5926; Address: 900-409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding common

shares as of January 5, 2009 is 94,394,504

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

YES ☐	NO ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐	NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒	NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer☒	Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board. ☐	Other ☒

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the Registrant has elected to follow.

☒ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐	NO ☒

3

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.

YES ☐	NO ☐

TABLE OF CONTENTS

Page No.

	Forward Looking Statements	7

	Presentation of Financial Information and Other Information	7

PART I

ITEM 1	Identity of Directors, Senior Management and Advisers	7

ITEM 2	Offer Statistics and Expected Timetable	8

ITEM 3	Key Information	8
A.	Selected Financial Data	8
B.	Capitalization and Indebtedness	9
C.	Reasons For The Offer and Use of Proceeds	10
D.	Risk Factors	10

ITEM 4	Information on the Company	16
A.	History and Development of the Company	16
B.	Business Overview	17
C.	Organizational Structure	23
D.	Property, Plants and Equipment	24

ITEM 4A	Unresolved Staff Comments	52

ITEM 5	Operating and Financial Review and Prospects	52
A.	Operating Results	52
B.	Liquidity and Capital Resources	61
C.	Research and Development, Patents and Licenses, etc.	65
D.	Trend Information	65
E.	Off-Balance Sheet Arrangements	65
F.	Tabular Disclosure of Contractual Obligations	66

ITEM 6	Directors, Senior Management and Employees	66
A.	Directors and Senior Management	66
B.	Compensation	71
C.	Board Practices	74
D.	Employees	76
E.	Share Ownership	76

ITEM 7	Major Shareholders and Related Party Transactions	78
A.	Major Shareholders	78
B.	Related Party Transactions	79
C.	Interests of Experts and Counsel	82

ITEM 8	Financial Information	82
A.	Consolidated Statements and Other Financial Information	82
B.	Significant Changes	82

ITEM 9	The Offer and Listing	83
A.	Offer and Listing Details	83
B.	Plan of Distribution	84
C.	Markets	84
D.	Selling Shareholders	84
E.	Dilution	84
F.	Expenses of the Issue	84

ITEM 10	Additional Information	84
A.	Share Capital	84
B.	Notice of Articles and Articles	84
C.	Material Contracts	86
D.	Exchange Controls	90
E.	Taxation	92
F.	Dividends and Paying Agents	102
G.	Statement by Experts	102
H.	Documents on Display	103
I.	Subsidiary Information	103

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk	103

ITEM 12	Description of Securities Other Than Equity Securities	103

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies	103

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	103

ITEM 15	Controls and Procedures	104

ITEM 16A	Audit Committee Financial Expert	105

ITEM 16B	Code of Ethics	105

ITEM 16C	Principal Accountant Fees and Services	106

ITEM 16D	Exemptions from the Listing Standards for Audit Committees	107

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	107

ITEM 16F	Change in Registrant’s Certifying Accountant	107

ITEM 16G	Corporate Governance	107

PART III

ITEM 17	Financial Statements	107

ITEM 18	Financial Statements	109

ITEM 19	Exhibits	154

6

Signatures	168

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

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

As used in this Annual Report, the terms "we", "us", "our", “Company”, "NGP" and “NGP Inc.” mean Nevada Geothermal Power Inc. and our subsidiaries, unless otherwise indicated.  Our wholly-owned subsidiaries, Nevada Geothermal Power Company, Desert Valley Gold Company, Blue Mountain Power Company Inc., “Nevada Geothermal Operating  Company LLC”, NGP Blue Mountain Holdco LLC, NGP Blue Mountain Holdco II LLC, NGP Blue Mountain Holdco III LLC, NGP Blue Mountain Holdco IV LLC, NGP Blue Mountain I LLC, NGP Blue Mountain II LLC, NGP Blue Mountain III LLC and NGP Blue Mountain IV LLC, are referred to in this Annual Report as "Power Company", “Desert Valley Gold”, "Blue Mountain Company", “Holdco”, Holdco II”, “Holdco III”, “Holdco IV”, “NGP I”, NGPII”, “NGPIII”  and “NGPIV”,  respectively.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

The information set forth in this Annual Report on Form 20-F is as of June 30, 2008 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to Nevada Geothermal Power Inc., are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Consolidated Financial Statements of Nevada Geothermal Power Inc.

Statements in this Annual Report regarding expected completion dates and anticipated commencement dates of resource production operations, projected quantities of future resource production and anticipated production rates, operating efficiencies, costs and capital expenditures, as well as their timing are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected results or the failure of equipment or processes to operate in accordance with specifications.  See "Risk Factors" for other factors that may affect our future financial performance.

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

ITEM 3

Key Information

A.

Selected Financial Data

The following tables summarize our selected consolidated financial data (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The selected historical financial data for the last five fiscal years has been extracted from more detailed information and financial statements, including our audited consolidated financial statements for the fiscal period ended June 30, 2008 and for each of the three years preceding the year ended June 30, 2008 and the related notes, which appear elsewhere in this Annual Report.  The historical consolidated financial data as of June 30, 2005, and for each of the two years preceding the year ended June 30, 2005, has been extracted from our audited consolidated financial statements not included in this Annual Report.

The selected historic financial information may not be indicative of our future performance and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the consolidated financial statements and the notes attached to those financial statements included elsewhere in this Annual Report.  Note 17 of our financial statements included with this filing sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“United States GAAP”).  Results for the periods ended June 30, 2008, are not necessarily indicative of results for future periods.

Information in accordance with Canadian GAAP:

		Year Ended June 30
		2008	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	(loss) before other income
	Total	$(3,904,997)	$(3,484,046)	$(1,875,130)	$(1,486,104)	$(801,844)
	Per Share	$(0.05)	$(0.06)	$(0.05)	$(0.05)	$(0.05)
(c)	Total assets	$82,933,271	$39,818,701	$25,825,438	$6,637,465	$4,003,772
(d)	Total long-term debt	$22,366,386	$424,377	$0	$0	$0
(e)	Capital stock	$58,881,390	$41,862,542	$28,591,656	$11,267,579	$7,474,528
(f)	Weighted average number of shares	79,122,910	61,294,757	36,537,557	24,967,821	17,605,345
(g)	Total shareholders' equity (deficiency)	$49,830,423	$36,455,784	$23,826,567	$6,327,029	$3,599,006
(h)	Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
(i)	Net (loss) for the period
	Total	$(3,460,709)	$(2,874,979)	$(1,605,372)	$(1,308,233)	$(792,846)
	Per Share	$(0.04)	$(0.05)	$(0.04)	$(0.05)	$(0.05)
(j)	Number of Shares	94,169,504	76,824,171	53,202,171	29,403,074	22,189,084

Information in accordance with United States GAAP:

		Year Ended June 30
		2008	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	(loss) before extraordinary items
	Total	$(29,465,727)	$(18,627,917)	$(6,709,251)	$(3,115,838)	$(2,253,362)
	Per Share	$(0.37)	$(0.30)	$(0.18)	$(0.12)	$(0.13)
(c)	Total assets	$31,747,678	$14,638,126	$16,397,801	$2,313,707	$1,361,705
(d)	Total long-term debt	$21,292,125	$0	$0	$0	$0
(e)	Capital stock	$58,881,390	$41,862,542	$28,591,656	$11,267,579	7,474,528
(f)	Weighted average number of shares	79,122,910	61,294,757	36,537,557	24,967,821	17,605,345
(g)	Total shareholders' equity (deficiency)	$(1,355,170)	$11,275,209	14,398,930	2,003,271	$956,939
(h)	Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
(i)	Net (loss) for the period
	Total	$(29,465,727)	$(18,627,917)	$(6,709,251)	$(3,115,838)	$(2,253,362)
	Per Share	$(0.37)	$(0.30)	$(0.18)	$(0.12)	$(0.13)
(j)	Number of Shares	94,169,504	76,824,171	53,202,171	29,403,074	22,189,084

We calculate loss per share using the treasury stock method.  Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations.  In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

Disclosure of Exchange Rate History

On January 2, 2009, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve board was $1.2101.

For the past five fiscal years ended June 30, 2008, and for the period between July 1, 2008 and December 31, 2008 (calculated monthly), the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High
Year:
June 30, 2004	$1.3423	not applicable
June 30, 2005	$1.2448	not applicable
June 30, 2006	$1.1562	not applicable
June 30, 2007	$1.1322	not applicable
June 30, 2008	$1.0102	not applicable

Month:
June, 2008		1.0011/1.0282
July, 2008		1.0015/1.0261
August, 2008		1.0251/1.0677
September, 2008		1.0338/1.0797
October, 2008		1.0607/1.2942
November, 2008		1.1502/1.2850
December, 2008		1.1962/1.2971

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

D.

Risk Factors

This Annual Report contains forward-looking statements that involve risk and uncertainties.  Our actual results may differ materially from the results discussed in the forward-looking statements.  The following is a brief discussion of those distinctive or special characteristics of our operations and industry which may have a material impact on, or constitute risk factors in respect of, our future financial performance.  You should carefully consider the following risks and uncertainties in addition to other information in this Annual Report in evaluating our Company and our business before purchasing shares of our Company's common shares.  In addition to those discussed elsewhere in this Annual Report, our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

The search for geothermal energy, as a business, is risky.  We can provide investors with no assurance that our property interests, other than Blue Mountain, contain commercially exploitable reserves.  Exploration is a speculative venture necessarily involving substantial risk.

The Blue Mountain Development is inherently risky.

The Company is building a power plant at Blue Mountain in Nevada , USA to capitalize on geothermal resources estimated by a third party consulting company of supporting 40 net MW power generation (90% probability).  By June 30, 2008, the Company had provided Ormat Nevada Inc. (“Ormat”), its engineering, procurement and construction (“EPC”) contractor, with two limited notices to proceed (“LNTP”) and 14% of the EPC work, for a plant capable of generating approximately 39.5 net MW power, was complete.  At the same date 27.5 net MW – 29.5 net MW power had been proven.  Although the Company, has secured financing for Blue Mountain for up to US$180 million with TCW Asset Management Company (“TCW”), the project development is inherently risky.  For example,  if the remaining drilling is not successful and/or construction is not completed on time and on budget the Company might experience a material adverse effect.  Also, while our EPC contracts and our insurance program provide some protection against capital investment cost increases, late start up and/or poor operating performance, there is guarantee that the Company will be completely insulated from such events.  In addition, the Company expects permanent financing, before start up, that will limit TCW Asset Management to $70 million long term loan and the success of the Blue Mountain project depends upon the availability and cost of this permanent financing.  After start up, under its power purchase agreement (“PPA”) with NV Energy, under certain circumstances, particularly if the resource is unavailable the Company is liable for the cost of alternative power and renewable energy credits for a maximum of three years, after which if power were not delivered NV Energy could terminate the contract.  In addition, the fixed price escalation of the 20 year power purchase contract with NV Energy may be lower than cost inflation, reducing currently forecast margins.

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

Despite exploration and development work, our properties, other than Blue Mountain, are without a proven geothermal reserve.  Substantial additional work is still required in order to determine if any economic geothermal reserves are located on these properties.  Even in the event commercial quantities of geothermal resources are discovered, the production facilities might not be brought into a state of commercial production.  Finding geothermal resources is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a geothermal resource once discovered is also dependent on a number of factors, some of which are particular attributes of the resource, such as size, and proximity to infrastructure, as well as capital costs and energy prices. Many of these factors are beyond our control.  We are an exploration company, developing proven resources at Blue Mountain, with no history of revenues. There can be no assurance that our operations will be profitable in the future.

Geothermal energy prices are subject to dramatic and unpredictable fluctuations.

The market price of energy is volatile and cannot be controlled.  If the price of electricity should drop significantly, the economic prospects of the projects, excluding Blue Mountain, that we have an interest in could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of geothermal resources are discovered, a profitable market will exist for the sale of same.  Factors beyond our control may affect the marketability of any geothermal resources discovered.  Prices have fluctuated widely, particularly in recent years.  The marketability of geothermal energy is also affected by numerous other factors beyond our control, including government regulations relating to royalties and taxes, as well as allowable production and exporting of energy sources, the effect of which cannot be accurately predicted.

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

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  We may be required to compensate those suffering loss or damage by reason of our activities, and may have civil or criminal fines or penalties imposed upon us for violations of applicable laws or regulations.

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

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against, which if such liabilities arise, they could reduce or eliminate future profitability for our Company.

Our operations involve the use of dangerous and hazardous substances.  While extensive measures are taken to prevent discharges of pollutants in the ground water and the environment, and we believe that we maintain appropriate insurance for liability and property damage in connection with our business, we may become subject to liability for hazards that cannot be insured against or for which we may elect not to insure ourselves due to high premium costs or other reasons.  Should such liabilities arise, they could suspend or delay our current projects, reduce or eliminate our future profitability, resulting in a decline in the value of our securities.  In the course of exploration, development and production, certain risks and, in particular, unexpected or unusual geological operating conditions may occur.  It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

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

The success of our business relies on our ability to retain others and the services and performance of third parties.

We are dependent upon outside sources for engineering, procurement and construction services, the leasing or renting of crucial drilling equipment, and related equipment, essential in the conduct of our business.  There can be no assurance that required equipment will be available to us when needed, that it can be purchased leased or rented economically, or that such equipment will perform satisfactorily. In addition, there exists counter party risk in our EPC contracts, our bank deposits securing letters of credit, our lender (who is advancing funds monthly against a maximum commitment of US $180 million), and the commitment to permanent tax equity financing for the Blue Mountain project.  The ability to continue our projected operations is heavily dependent on the performance of services by our EPC contractors, purchasing of power under the PPA, and the advances of funds from our lenders under the loan agreements.  The failure to perform by these third parties will either prevent or cause a delay on our projects.

Risks Relating to Financial Matters

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our incorporation and it is anticipated that we will incur operating expenses without revenues until we are in commercial production.  At June 30, 2008, we had cash and equivalents in the amount of $11,686,765 and working capital of $1,417,696.  At January 5, 2009, the Company had approximately Cdn $4.5  million in cash and equivalents.  Of this amount Cdn $2.4 million is available to NGP Inc., the parent Company. The parent Company also had the right to reimbursement of over-contributions to the Blue Mountain project in the amount of approximately Cdn $2 million.  To minimize interest payments NGP Inc. is purposely over investing in Blue Mountain, if cash is available, and also managing with negative working capital.

We have limited financial resources and there can be no assurance that we will be able to obtain adequate financing in the future.  Failure to obtain such financing may result in a delay or indefinite postponement of further exploration and development of our projects.

We have limited financial resources and cannot provide complete assurances that we will be successful raising additional funding.  The Company believes it has access to sufficient funds to complete the Blue Mountain project and thereafter generate revenue and earnings beginning in early 2010.  The Company must comply with the conditions of its loan agreement monthly before advances are made.  And while the Company has a commitment from a major financial firm to provide Blue Mountain permanent tax equity financing, the Company is dependent upon this and other successful financings for its ongoing project development, operations and additional projects.  Although we have been successful in the past in obtaining financing there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such assets.

Fluctuation in foreign currency exchange rates may affect our results.

We maintain our accounts in Canadian dollars.  The Company’s geothermal properties are all located in the United States.  As a result, the Company is subject to currency fluctuations.  Foreign currency fluctuations are material to the extent that fluctuations between the Canadian and U.S. dollar and/or US dollar balances are material.  We do not at present, nor do we plan in the future, to engage in foreign currency transactions to hedge exchange rate risks but we do convert Canadian equity funds to US dollars anticipating US expenditures.  The Company’s debt, anticipated Blue Mountain revenue and operating costs are and will be denominated in US dollars.

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

Shortages of skilled labor, work stoppages or other labor disruptions at our operations could have an adverse effect on our operations and financial condition.

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

There are also outstanding common share purchase warrants and options at January 5 2009 exercisable into 36,020,320 common shares which, if exercised, would represent approximately 28% of our issued and outstanding shares.  If all of these rights are exercised and all shares issued, such issuance would cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of our shares.

Trading of our stock may be restricted by the Commission’s "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The U.S. Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income for the past two years, exceeding $200,000 or $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.

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

Since the Company is a PFIC, U.S. shareholders should consult a tax expert and make appropriate tax elections to reduce or eliminate the following potentially adverse tax consequences:

-	tax at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;
-	interest on taxes allocable to prior periods; and
-	a tax basis of our capital shares increased to fair market value at the date of their sale.

Dividends

All of our available funds will be invested to finance the growth of our business and therefore investors cannot expect and should not anticipate receiving a dividend on our common shares in the foreseeable future.

ITEM 4

Information on our Company

A.

History and Development of NGP

We were originally incorporated under the laws of the Province of British Columbia, Canada on April 13, 1995, under the name "Blue Desert Mining Inc."  Since that time, we have had the following name changes:

-	On May 25, 2000, to "Canada Fluorspar Inc."
-	On February 5, 2001, to "Continental Ridge Resources Inc."
-	On May 13, 2003, to "Nevada Geothermal Power Inc."

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

Principal Expenditures/Divestitures for the Last Three Fiscal Years

Fiscal
2008

We incurred $26,005,018 in expenditures that were capitalized as Geothermal property interests and $18,503,200 for the development and construction of geothermal properties.  We did not sell any marketable securities (shares of Sierra Geothermal Corp. held by the Company) in fiscal year ended June 30, 2008.

2007	We incurred $15,752,938 in expenditures that were capitalized as Geothermal property interests. We sold marketable securities, the proceeds of which were $197,660.
2006	We incurred $5,103,879 in expenditures that were capitalized as Geothermal property interests. We sold marketable securities, the proceeds of which were $128,085.

Public Takeover Offers

During the previous fiscal year, we have not received any public takeover offers from third parties, nor have we made any such takeover offers.

B.

Business Overview

We are engaged in the business of renewable ‘clean’ geothermal energy.  We are engaged in the acquisition, exploration and, development and deployment of geothermal resources in the Western United States, principally in Nevada and Oregon.  Geothermal power is energy generated by heat stored in the earth.   Electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool geothermal water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable, sustainable electric power, albeit declining somewhat with time.

We hold 100% leasehold interests in NGP and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), of the leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser, located in Oregon.  The Pumpernickel project was subject to an “earn in” interest by Sierra Geothermal Power Inc. (“Sierra” or “SGP”).  To complete its earn-in of the 50% joint venture interest, SGC is required to make cash payments and issue stock by December 15, 2008, as follows: (a) $70,000 [cash payment]; (b) reimburse exploration and development expenditures totaling $4-million; and (c) 200,000 common shares.  As of December 16, 2008, SGP was not current with its obligations and consequently SGP right to “earn in” to the Pumpernickel project was terminated.

The business offers a combination of low customer, price and construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements.  Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs.  Among the major risks are: access to and the cost of capital for large investments in exploration, as well as development and construction issues that are not completely predictable.

Geothermal power plants use proven technology to produce base load power for growing utilities, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that are requiring generation from renewable resources.  The Company’s view is that demand is strong and growing from both utility and private customers, and that the value of electricity and environmental credits will increase in the future.  Among sources of renewable power, geothermal is particularly attractive since it provides steady base load electricity that is not dependent upon the weather.

The energy necessary to operate a geothermal power plant is typically obtained from several wells drilled using established technology in some respects similar to that employed in the oil and gas industry.  Geothermal production wells are normally located within approximately one to two miles of the power plant, as geothermal fluids cannot be transported economically over longer distances due to heat and pressure loss.  The geothermal reservoir is a renewable source of energy if natural ground water sources and re-injection of extracted geothermal fluids allows replenishing the geothermal reservoir following the withdrawal of geothermal fluids, and if the well field is properly managed.  Geothermal energy projects typically have high capital costs, partly as a result of the costs attributable to well field development, but tend to have significantly lower variable operating costs, principally consisting of maintenance expenditures, than fossil fuel-fired power plants.

We have determined that a binary system is best suited to resource at Blue Mountain.  In a "binary system," geothermal fluid, either hot water (also called brine) or steam or both, is extracted from the underground reservoir and flows from the wellhead through a gathering system of insulated steel pipelines to a heat exchanger, where it heats a secondary working fluid that has a low boiling point.  This is typically an organic fluid, such as isopentane or isobutane, that is vaporized and is used to drive the turbine.  The organic fluid is then condensed in a condenser that may be cooled by air or by water from a cooling tower.

Nature of company’s operations

To date, we have not commenced commercial operations.  Our activities have focused on the development of renewable geothermal energy projects with an emphasis on the exploration and development of supporting production of up to 49.5 (gross) megawatts, of geothermal power at Blue Mountain, Nevada. Construction for the geothermal power plant is underway, including the completion of well field drilling and foundation work.

Reference is made to the heading "Property, plants and equipment" under Item 4.D. below for information relating to development of Blue Mountain, Pumpernickel, Black Warrior and Crump Geyser geothermal energy projects.

Description of the Market

The geothermal energy industry in the United States experienced significant growth in the 1970s and 1980s, followed by a period of consolidation of owners and operators in the 1990s.  The industry, once dominated by large oil companies and investor-owned electric utilities, now includes several independent power producers.  During the 1990s, growth and development in the geothermal energy industry occurred primarily in foreign markets, with minimal growth and development in the United States.  Since 2001, there has been renewed interest in geothermal energy in the United States as production costs for electricity generated from geothermal resources have become more competitive relative to fossil fuel-based electricity generation, due to the increasing cost of fossil fuels, and more prevalent legislative and regulatory incentives, such as state renewable portfolio standards.

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

Raw Materials, Suppliers and Subcontractors

We will not rely on any one supplier for the raw materials used in our activities, as all of such raw materials are readily available from various suppliers.  We are dependent on the successful performance of counterparties to our EPC contracts, particularly Ormat Nevada Inc.

Seasonality

Project work in Nevada, including drilling and other surface surveys can be conducted at any time of year.  Winter weather is cold, but precipitation is low and snow does not accumulate significantly. Topography is moderate.  There has been flooding in the past at our Oregon property. If it recurs, it could affect work progress.

Dependence

In contemplation of locating appropriate geothermal resources at Blue Mountain, we sought out and were awarded a power purchase contract.  On August 18, 2006, our wholly-owned subsidiary Nevada Geothermal Power Company, entered into a long-term firm portfolio energy credit and renewable power purchase agreement with NV Energy, an operating electric public utility.  Pursuant to the terms of this agreement, we will supply and deliver electrical energy (measured in MWh) that is generated from our power plant to be constructed at the Blue Mountain in Humboldt County, Nevada.  We have agreed that all of our energy from this phase 1 project will be dedicated exclusively to the utility for a period of twenty years commencing immediately following the commercial operation date.  Commercial operation means that the power plant has been constructed and has delivered energy to the Winnemucca substation or another new switching or transmission station mutually agreeable to us and to the utility.  We anticipate that the 1 plant will commence operations in late 2009 or early 2010.

In addition, we are dependent on the services of our EPC contractors for design, engineering, procurement of materials and equipment, construction, testing and provision of training on the applicable equipment.

Marketing

Pursuant to the terms of the August 18, 2006, power purchase agreement described above, we agreed to provide up to 31.25 (net) MW of geothermal energy generated at the phase 1 power, plant under construction to NV Energy.  On November 3, 2008, the Company and NV Energy amended the power purchase agreement to improve the pricing and to increase power sales up to 49.5 MW (gross)/39.5 MW (net), consistent with the updated size of the resource and the expanded power plant under construction.

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

Regulation of the Electric Utility Industry

The following is a summary overview of the electric utility industry and applicable federal and state regulation, and should not be considered a full statement of the law or all issues pertaining thereto:

PUBLIC UTILITY REGULATORY POLICIES ACT OF 1978 (“PURPA”)

The Public Utility Regulatory Policies Act of 1978 (“PURPA”) provides certain benefits described below, if a project is a “Qualifying Facility”.  There are two types of Qualifying Facilities: cogeneration facilities and small power production facilities.  A small power production facility is a Qualifying Facility if (i) the facility does not exceed 80 megawatts; (ii) the primary energy source of the facility is biomass, waste, renewable resources, or any combination thereof, and 75% of the total energy input of the facility is from these sources; and (iii) the facility has filed with the Federal Energy Regulatory Commission (“FERC”) a notice of self-certification of qualifying status, or has filed with FERC an application for FERC certification of qualifying status, that has been granted.  (FERC has established other requirements for cogeneration facilities; however, none of our projects are cogeneration facilities.)

PURPA exempts Qualifying Facilities from regulation under the Public Utility Holding Company Act of 1935 (‘‘PUHCA’’) and most provisions of the FPA and state laws relating to the financial, organization and rate regulation of electric utilities.  In addition, FERC’s regulations promulgated under PURPA require that electric utilities purchase electricity generated by Qualifying Facilities at a rate based on the purchasing utility’s incremental cost of purchasing or producing energy (also known as “avoided cost”), unless FERC has determined that the Qualifying Facility has access to a competitive electricity market.

Qualifying Facilities must obtain market-based rate authority under Section 205 of the FPA for sales of energy or capacity from facilities larger than 20 MW in size, unless such sales are made either (i) pursuant to a contract executed on or before March 17, 2006, or (ii) made pursuant to a state regulatory authority’s implementation of section 210 of PURPA.

Under regulations promulgated pursuant to provisions of the Energy Policy Act of 2005, after August 8, 2005, FERC may terminate a utility’s obligation to purchase energy from Qualifying Facilities upon a finding that Qualifying Facilities have non-discriminatory access to either (i) independently administered, auction-based day ahead and real time markets for energy and wholesale markets for long-term sales of capacity; (ii) transmission and interconnection services provided by a FERC-approved regional transmission entity and administered under an open-access transmission tariff that affords non-discriminatory treatment to all customers, and competitive wholesale markets that provide a meaningful opportunity to sell capacity and energy, including long and short term sales; or (iii) wholesale markets for the sale of capacity and energy that are at a minimum of comparable competitive quality as markets described in (i) and (ii) above.  FERC has recently proposed a rule to implement these provisions of the Energy Policy Act of 2005.  Under current FERC regulations, there is a rebuttable presumption that Qualifying Facilities have non-discriminatory access to five regional markets and that FERC will, upon petition, eliminate the mandatory purchase obligation of utilities that operate within those organized markets, namely, the Midwest Independent Transmission System Operator, PJM Interconnection, L.L.C., New York Independent System Operator, ISO New England, Inc., and the Electric Reliability Council of Texas.  None of our projects sell power pursuant to contracts with utilities in any of these regional markets.  Further, FERC regulations provide for procedures for utilities that are not members of these regional markets to file to obtain relief from the mandatory purchase obligation on a service territory-wide basis to the extent that they can demonstrate access to competitive wholesale markets, as defined further in FERC’s regulations, for the sale of capacity and energy; to the extent a petition to terminate the purchase obligation is granted by FERC, there are also procedures for affected Qualifying Facilities to seek reinstatement of the purchase obligation.

We anticipate that our projects will meet all of the criteria required for Qualifying Facilities under PURPA.

PUBLIC UTILITY HOLDING COMPANY ACT (“PUHCA”)

The Public Utility Holding Company Act of 1935 (“PUHCA”) has been repealed, effective February 8, 2006, pursuant to the Energy Policy Act of 2005.  Although PUHCA was repealed, the Energy Policy Act of 2005 created a new Public Utility Holding Company Act of  2005 (PUHCA 2005).  Under PUHCA 2005, the books and records of a utility holding company, its affiliates, associate companies, and subsidiaries are subject to FERC and state commission review with respect to transactions that are subject to the jurisdiction of either FERC or the state commission.  If a company is a utility holding company solely with respect to Qualifying Facilities, exempt wholesale generators, or foreign utility companies, it will not be subject to review of books and records by FERC, provided that the company files an appropriate exemption form with FERC.  By virtue of being Qualifying Facilities that make only wholesale sales of electricity, Qualifying Facilities already are not subject to state commissions’ rate, financial and organizational regulations and, therefore, generally are exempt from review of their books and records by state commissions.

FEDERAL POWER ACT (“FPA”)

Pursuant to the FPA, the FERC has exclusive rate-making jurisdiction over wholesale sales of electricity and transmission in interstate commerce.  These rates may be based on a cost of service approach or may be determined on a market basis, if a seller can demonstrate that it does not have, or has adequately mitigated, market power in relevant markets.  Entities that qualify for market-based rate authorization are typically granted waivers or exemption from many provisions of FERC regulation otherwise applicable to public utilities, such as FERC’s regulation of books and accounts, regulation over debt and securities issuances, and certain FERC reporting requirements.  Qualifying Facilities are exempt from many provisions of the FPA unless they are greater than 20 MW in size and do not otherwise remain exempt, as noted above, in which case they are subject to FERC rate regulation under Sections 205 and 206 of the FPA and may also be subject to other FERC regulations, including FERC authority to review mergers and upstream transfers of control under Section 203 of the FPA.  However, if any of the projects fail to qualify as a Qualifying Facility, or, if applicable, fail to qualify for market-based rate authorization and the associated waivers and exemptions that are typically granted with such authorization, such project could also become subject to the full scope of the FPA and applicable state regulations, which could require our operations to comply with an increasingly complex regulatory regime that may be costly and greatly reduce our operational flexibility.

State Regulation

Qualifying Facilities that engage in wholesale sales of electricity to public utilities in Nevada, are not subject to rate, financial and organizational regulations applicable to Nevada electric utilities.  We intend to sell electrical output under power purchase agreements to electric utilities (such as Nevada Power Company), which are regulated by their respective state public utility commission.  Nevada Power Company is regulated by the Public Utilities Commission of Nevada.

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

Environmental Laws and Regulations

We are subject to numerous federal, state and local statutory and regulatory environmental standards, including, without limitation, the provisions of the Clean Air Act, Endangered Species Act, Clean Water Act, Rivers and Harbors Act, National Historic Preservation Act, National Pollutant Discharge Elimination System, Resource Conservation and Recovery Act, the Nevada Revised Statutes, Nevada Administrative Codes and federal regulations.

Geothermal operations can produce significant quantities of brine, and scale which builds up on metal surfaces in our equipment with which the brine comes into contact.  These waste materials, most of which are re-injected into the subsurface, can contain various concentrations of hazardous materials, including arsenic, lead, and naturally occurring radioactive materials.  We also use various substances, including isobutene, isopentane, and industrial lubricants, that could become potential contaminants and are generally flammable.  As a result, our projects are subject to numerous federal, state and local statutory and regulatory standards relating to the use, storage, fugitive emissions and disposal of hazardous substances.  The cost of any remediation activities in connection with a spill or other release of such contaminants could be significant.

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

Incentive Programs

The United States extended the production tax credits for energy derived from a geothermal deposit (a geothermal reservoir consisting of natural heat which is stored in rocks, steam or fluid) to geothermal facilities placed in service before January 1, 2011.  The “production tax credit” currently is 2.1 cents per kilowatt hour (which is adjusted annually for inflation) over a 10-year production tax credit period beginning on the placed-in-service date.  Without an extension, the Company will need to place its qualifying geothermal facilities in service before January 1, 2011 to benefit from production tax credits.

C.  Organizational Structure

As at the date of this Annual Report, we have the following wholly-owned subsidiaries:

1.  Nevada Geothermal Power Company (‘‘NGPC’’, “Power Company”, formerly Noramex Corp.) a company incorporated in the State of Nevada;

2.  Blue Mountain Power Company Inc. (formerly Powertec Development Company Ltd.), a company incorporated in the Province of British Columbia, Canada;

3.  Desert Valley Gold Co., a company incorporated in the State of Nevada;

4.  NGP Blue Mountain Holdco LLC (‘‘NGP Holdco”, “Holdco”), a limited liability company formed in the State of Delaware;

5.  NGP Blue Mountain Holdco II LLC, a limited liability company formed in the State of Delaware;

6.  NGP Blue Mountain Holdco III LLC, a limited liability company formed in the State of Delaware;

7.   NGP Blue Mountain Holdco IV LLC, a limited liability company formed in the State of Delaware;

8.  NGP Blue Mountain I LLC, a limited liability company formed in the State of Delaware;

9.  NGP Blue Mountain II LLC, a limited liability company formed in the State of Delaware;

10.  NGP Blue Mountain III LLC, a limited liability company formed in the State of Delaware;

11.  NGP Blue Mountain IV LLC, a limited liability company formed in the State of Delaware; and

12.  Nevada Geothermal Operating Company LLC, a Delaware limited liability company formed in the State of Delaware.

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

Our current office arrangements provide adequate space at this time, but some minor expansion is likely during 2009/2010.

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

Location

BLUE MOUNTAIN PROJECT

All assets relating to the Blue Mountain project, including leases, were contributed to NPG1 during 2007.  The Blue Mountain property is located in north-central Nevada,  about 32 km (22 miles) west of the town of Winnemucca in Humboldt County.  The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres).  The Company holds a 100% geothermal mineral interest and is entitled to explore, develop, and produce any geothermal resources located on the properties.  Blue Mountain is 33 km (21 mi) from the power grid servicing all of the major power consumers in northern Nevada with interconnections to California and Idaho.  From Winnemucca, the property is accessible year-round via Jungo Road, a gravel road that passes to the south of Blue Mountain.  At a point just west of Blue Mountain, a dirt road off Jungo Road leads north, about 5.5 km (3.5 mi) to the site.

Site construction is underway as is planning and plans for the operation of a power plant at Blue Mountain, which will be named the "Faulkner 1 Power Plant".  It is intended to be a state-of-the-art, near zero-emission, water-cooled, geothermal plant with >150°C (300°F) thermal water supplied by up to six production wells and four to six injection wells.  Geothermal water will be re-injected to maintain reservoir pressure and productivity.  Ormat Nevada, Inc. is the engineering procurement contractor for the binary geothermal power plant.

BLUE MOUNTAIN LEASES

In July 2003, we acquired a 100% interest in and the shares of Blue Mountain Company, in a non-arm’s length transaction, from the shareholders of Blue Mountain Company, who included Brian Fairbank, Jack Milligan, and Mr. Fairbank's wholly-owned companies Tywell Management Inc. and Fairbank Engineering Ltd.  As consideration for the acquisition, we issued an aggregate of 5,500,000 of our common shares, of which Mr. Fairbank received 3,932,000 shares, Mr. Milligan received 510,000 shares, and Frank Diegmann, formerly a major shareholder of NGP, received 407,000 shares.

At the time of acquisition, Blue Mountain Company held, through its wholly-owned subsidiary Nevada Geothermal Power Company, geothermal leases covering 100% of 7,000 acres.  NGPC subsequently acquired geothermal leases covering an additional 3,984.3 acres.

Particulars with respect to the Blue Mountain leases are as follows:

	Owner	Lease No.	Sections	Acreage	Effective Date	Expiry Date

1	BNSF	187556	15, 23	1,280.00	March 1, 1994	February 28, 2014
2	NLRC	189093	1, 11, 25, 35,27	2,532.28	March 31, 2003	March 30, 2013
3	BLM	N58196	14	663.36	April 1, 1994	March 31, 2044
4	BLM	N77668	10, 12, 22, 24, 26	3,297.94	August 1, 2004	July 31, 2014
5	BLM	N80086	16	650.32	August 1, 2006	July 31, 2016
6	BLM	N80159	28	640.00	August 1, 2006	July 31, 2016
7	Crawford	Private	21	640.00	January 10, 2006	January 9, 2016
8	JHG,LLC (DeLong)	Private	27	640.00	April 15, 2006	April 14, 2016
9	RLF	Private	13	640.00	March 31, 2003	March 30, 2013
	Total			10,984

1.

Lease No. 187556 with BNSF

This lease was renewed for consideration of US $6,400.  To keep this lease in good standing, we must pay BNSF rental payments of US $5.00 per acre, per year.

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

2.

NLRC lease No. 189093

This lease was granted for consideration of US $5,117.60, representing US $2.00 per acre for each acre that comprised the original lease.  To keep the lease in good standing, we must:

a)

Pay NLRC the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date of March 31, 2003:

i.

On the first through third anniversaries of the Effective Date: US $2.00 per acre;

ii.

On the fourth through sixth anniversaries of the Effective Date: US $6.00 per acre; and

iii.

On the seventh anniversary and each anniversary that follows: US $6.00 per acre plus a 3% increase in the rental payments annually.

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: US $10,000;

ii.

Year 2: US $20,000;

iii.

Year 3: US $50,000;

iv.

Year 4: US $50,000;

v.

Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $100,000.

If in any year, we do not fulfill the work commitments, we must pay NLRC the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We have the option to purchase the surface rights any time on or before the fifth anniversary of the Effective Date for US $100.00 per acre.  Beginning on and including the sixth anniversary of the Effective Date, this purchase price will be increased by 3% annually.  NGP has purchased the surface of Section 35 and have until March 31, 2009 to purchase surface rights of Sections 1, 11 & 24 at an increased price of US$150 per acre.  This option to purchase the surface rights is subject to royalties payable to NLRC.

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

3.

BLM Lease No. 58196

This lease has been determined by BLM to be capable of commercial production.  Until commercial production commences, NGP is required to pay a minimum royalty of US$2.00 per acre (US$1,328.00) on March 21, annually.

We are committed to pay BLM the following royalties:

a)

10% for the sale of steam, heat or energy;

b)

5% for the sale of by products;

c)

5% for the sale of de-mineralized water.

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production.

4.

BLM Lease No. 77668

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - US $4.00 per acre;

•

Year 7 – US $6.00 per acre;

•

Year 8 – US $8.00 per acre;

•

Year 9 -  US $10.00 per acre;

•

Year 10 – US $12.00 per acre.

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

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production.

5.

BLM Lease No. 80086

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - US $4.00 per acre;

•

Year 7 – US $6.00 per acre;

•

Year 8 – US $8.00 per acre;

•

Year 9 -  US $10.00 per acre;

•

Year 10 – US $12.00 per acre.

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

A minimum royalty of US $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production.

6.

BLM Lease No. 80159

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - US $4.00 per acre;

•

Year 7 – US $6.00 per acre;

•

Year 8 – US $8.00 per acre;

•

Year 9 -  US $10.00 per acre;

•

Year 10 – US $12.00 per acre.

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

7.

Crawford Farm Lease

This lease was granted for consideration of US $2,560.00, representing US $4.00 per acre for each acre of the property.  To keep this lease in good standing, we must:

a)

Pay Crawford US $4.00 per acre per year beginning on the first anniversary of the Effective Date, January 10, 2006, and on each subsequent anniversary:

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: US $10,000;

ii.

Year 2: US $10,000;

iii.

Year 3: US $20,000;

iv.

Year 4: US $20,000;

v.

Year 5: US $40,000.

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

8.

DeLong

This lease was granted for consideration of US $2,560.00, representing US $4.00 per acre for each acre of the property.  To keep this lease in good standing, we must:

a)

Pay DeLong US $4.00 per acre per year beginning on the first anniversary of the Effective Date, April 15, 2006, and on each subsequent anniversary.

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: US $10,000;

ii.

Year 2: US $10,000;

iii.

Year 3: US $20,000;

iv.

Year 4: US $20,000;

v.

Year 5: US $40,000.

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

31

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

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: US $10,000;

ii.

Year 2: US $20,000;

iii.

Year 3: US $50,000;

iv.

Year 4: US $50,000;

v.

Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $100,000.

If in any year, we do not fulfill the work commitments, we must pay NLRC the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We have the option to purchase the surface rights any time on or before the fifth anniversary of the Effective Date March 31, 2008 for US $100.00 per acre.  Beginning on and including the sixth anniversary of the Effective Date, this purchase price will be increased by 3% annually.  This option to purchase the surface rights is subject to the royalties payable to RLF.

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

Unit Agreement

The above leases are the subject of a Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, bearing an Effective Date of September 8, 2006.  The purpose of this Unit Agreement is to create a contiguous area which allows a cooperative plan of development or operation and to more properly conserve natural resources and prevent waste.  The United States Department of the Interior approved this agreement, with the above mentioned effective date, on September 8, 2006.

Description, History and Development

The Blue Mountain property is located about 32 km (22 miles) west of the town of Winnemucca.  The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties.  The Company holds a 100% geothermal mineral interest and is entitled to explore, develop, and produce any geothermal resources located on the properties.  At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

In the summer of 2004 eight thermal gradient holes were drilled to help define the thermal anomaly, with geothermal gradients in excess of 400°C/km (1,210°F/mi) on the west side of Blue Mountain, covering an area of approximately 10.4 square km (4 square mi)

The results of the thermal water chemistry from a February, 2005, flow test at slim well DB-2 indicated the presence of a high temperature parent reservoir, possibly as high as 250°C (480°F). The geothermal waters supplying the observed moderate temperature zone of around 160°C (320°F) in DB-2 are interpreted to be directly connected with the reservoir with little mixing of other fluids.

In August, 2005, a ground magnetic survey was completed covering approximately 30 square km (11 square mi).

In January, 2006, a detailed gravity survey was completed by Quantech Geosciences of Reno, Nevada.  The gravity survey effectively mapped the topography of subsurface bedrock and outlined buried faults.

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

In July, 2006, two additional thermal gradient holes had been drilled:  TG-7 was completed to a depth of 503 meters (1,650 feet) with a maximum temperature of 133°C (271°F); TG-12 was completed to 160 meters (525 feet) with a temperature of 76°C (169°F).

Five drill pads were completed in August, 2006.  The first production well, 26A-14, was completed in September, 2006, to a total depth of 858 m (2815 ft).  A third party geothermal consulting company determined that data from flow-test results are indicative of a prolific well, with the potential to produce 7.2 (net) MW of power.  A December 11, 2006, a temperature survey from 26A-14 recorded a maximum temperature of 192°C (378°F).

In early 2006, the Company applied for an interconnection to the NV Energy 120kV transmission line near Mill City.  Subsequent facility and transmission line impact studies by NV Energy confirmed suitability and identified costs.  An interconnection System Impact Study facilitated the selection of a route for a transmission line.  A cultural resource survey was completed in April 2007 and no artefacts were found.  The selected right-of-way (“ROW”) is 34 km (21 miles) long and located on gently rolling undeveloped desert terrain.  The Company and NV ENERGY executed a LGIA in November 2007 for up to 75 MW power.  Rights-of-way are fully contracted, and the Company has entered into an approximately US$4.5 million transmission line contract with Wilson Utility Construction Co.

Drilling on a second production well, 38-14, was divided into two stages due to mechanical difficulties with the drilling rig and was completed by July 7, 2007, to a total depth of 1653m (5426 ft).  The well intersected a flow of hydrothermal fluid that flashed at 110°C (230°F) at depth of 121m (397 ft).  Temperature logs recorded temperatures as high as 170°C (339°F) at 813m (2667 ft) with a reversal down to 154°C (309°F) at the bottom of the well.  Well 38-14 is not a commercial producer and has not been flow tested.

A third production well, 23-14, was completed September 17, 2007, to a total depth of 1041m (3415 ft). At 1036m (3400 ft), a temperature of 190°C (374°F) was recorded.  A third party geothermal consulting company determined that data from flow-test results are indicative of another prolific well, with the potential to produce 7.5 (net) MW of power.

A fourth production well, 25-14, was completed January 14, 2008, to a total depth of 722m (2370 ft). Flow testing encountered temperatures of 192°C (378°F).  A third party geothermal consulting company determined that data from flow-test results are indicative of a third prolific well, with the potential to produce 7.5 (net) MW of power.

A fifth well, 44-14, was completed at the end of February, 2008 and, pending further work, is not commercial.  The Company plans to drill the well deeper during 2009.

A sixth step out well, 58-15, was completed May 8, 2008, and although it can be used as an injection well, the current plan is to complete it as a production well.  Production and injection tests indicate the highest temperatures yet at Blue Mountain.  Temperatures of 213°C (415°F) were measured and subsequent flow testing by a third party consulting firm confirmed the well will produce 5.5 (net) MW unassisted and 8.4 (net) MW if pumped.

During the quarter ended September 30, 2008, we drilled well 13-11 that, subject to further work, is not commercial.

If well 58-15 is used for production we have proven 30.6 (net) MW power for the 39.5 (net) MW plant.  If well 58.15 is used for injection, we have 22 (net) MW.

As of November 30, 2008, we had begun drilling wells 89-11, 58A-15 and 57-15.  Well 58A-15 is complete and will be a successful injector.  The other two wells were not complete.

An Environmental Assessment (“EA”) was completed December 17, 2007, and a finding of no significant impact (“FONSI”) facilitated approval of the Company’s Operations Plan and Plan of Utilization by the United States Department of the Interior Bureau of Land Management.  A limited Utility Environmental Protection Act (“UEPA”) permit was approved during July, 2008, and, on November 12, 2008, the State of Nevada issued a full CAPP permit to construct the contracted power plant at Blue Mountain.

During the first calendar quarter of 2008 the Company contracted with Ormat to design a 49.5 (gross) MW, 39.5 (net) MW power plant.  Ormat began ordering long lead time equipment during the first quarter under a US$20 million Limited Notice to Proceed for engineering procurement services.  The LNTP was increased on April 1, 2008, again on July 1, 2008, and on August 1, 2008, together extending the term to August 31, 2008, and authorizing US$32.3 million expenditures.  On August 29th, 2008, in conjunction with the full financing, a  Full Notice to Proceed was issued to Ormat under the fixed price, date certain (substantial completion at December 31,2008), guaranteed performance EPC contract signed during March.

During the year ended June 30, 2008, a third party geothermal consulting company increased its estimate of the  resource at Blue Mountain by one third, to 40 (net) MW (90% probability), consistent with the size of the power plant under construction by Ormat.

A total of CDN $44,738,925 was expended on our Blue Mountain project during the 2008 fiscal year.

Power Purchase Agreement(s)

On June 17, 2005, the Company submitted a power bid, based on a plan to generate up to 35 (gross) megawatts electricity, to NV Energy (“NVE”) in response to a request for proposal issued on May 4, 2005.  On August 18, 2006, we were awarded a 20 year power purchase agreement by NVE to provide up to 35 (gross) megawatts of geothermal power from a new geothermal power plant.  Approval of the agreement was received in February 2007 from the Public Utilities Commission of Nevada and Federal Energy Regulatory Commission (FERC) approval was also received in early 2007.  A FERC application for a Small Power Plant Generator was made in August, 2007, using the self certifying exemption process.

Under the terms of the agreement, we provided NVE with a US $645,000 security deposit in the form of a letter of credit, backed by a cash deposit.  NVE has the right to draw upon these funds in the following circumstances: (i) if we fail to make required payments under the contract; (ii) if the letter of credit is not renewed by the required date; or (iii) if certain conditions regarding the credit rating of the issuing financial institution are not met.

On November 3, 2008, the Company and NV Energy amended the power purchase agreement to improve pricing and to increase power sales, consistent with the size of the resource and the 49.5 (gross) geothermal power plant under construction.  An additional cash collateralized letter of credit was provided as security to NV Energy in the amount of approximately $US1.6 million. Further security of approximately $US 1.6 million is required as “Operating Security” when the plant starts up.

Our subsidiary, Nevada Geothermal Power Company, plans to submit bids for future phases of the Blue Mountain project, which may involve drilling new wells to determine the field determines the production capacity of those wells for additional plants construction.  At this time it is not possible to estimate if or when future wells will be drilled for future phases.

Permitting

The following is a summary of the most important permits that will be required in order to further the Blue Mountain project:

1.	A transmission line right-of-way application was submitted to the BLM September 29, 2006. The application was approved January 18, 2008.
2.

A request for a UEPA permit was submitted in November, 2006, to the Public Utilities Commission of Nevada ("PUCN").  A full application has been submitted to the PUCN following approval of the transmission line right-of-way environmental assessment and preliminary engineering design.  Final approval is expected during first quarter 2009.

3.	Application to the Bureau of Water Pollution Control for an Underground Injection Control Permit was made in December, 2006. The permit was issued March 20, 2008.
4.

The request for a Class II Air Quality Permit was submitted to Nevada Department of Environmental Protection on August 4, 2008, and was approved on October 16, 2008.  The permit was approved October 16, 2008.

5.

Following completion of facilities engineering, an application for a Chemical Accident Prevention Program Permit was submitted to the Bureau of Air Pollution Control.  The permit was issued November 12, 2008.

6.

Following completion of facilities engineering, applications for County Special Use Permits were made to Humboldt and Pershing Counties.  The permits were issued March 27, 2008, and May 29, 2008 respectively.

PUMPERNICKEL

The Company has private and federal geothermal leases comprising a total holding of 2,680 hectares (6,942 acres).  The leases include 1,275 hectares (3,151 acres) of land leased under an agreement with Newmont USA Ltd.  On April 26, 2006, the Company entered into an agreement with Ormat whereby Ormat would transfer BLM Lease #074855 (1,405 hectares or 3,472 acres) to the Company and provide preferred equipment pricing, for a one time cost of US$15,000 and a right of first refusal for the Pumpernickel power plant equipment.  The lease is encumbered by an overriding (0.5%) royalty interest with Ehni Enterprises Inc.  The Company was subsequently granted two outstanding BLM leases, adding another four sections of federal land.

Location

Our Pumpernickel property is located in north-central Nevada, approximately 30 km (20 mi) east of Winnemucca, in Humboldt County.  The property is accessible year round traveling from Winnemucca via Interstate Highway I-80, 24 km east to Golconda.  19 km due south of Golconda, a well-maintained county gravel road leads into Pumpernickel Valley and the project area.  Variable and unimproved loose surface tracks provide further access to the western portion of the property.

Transmission grid access is 19 km (12 mi) from the Kramer Hill Substation on a 120 kV transmission line, and 14 km (9 mi) from a 690 kV transmission line of the northern NV Energy grid, or 24 km (15 mi) over flat land to the Lone Tree Mine operated by Newmont.

Option Agreement

On October 12, 2004, Nevada Geothermal Power Inc (“NGP)” and Nevada Geothermal Power Company entered into an Option Agreement with SGP pursuant to which SGP would finance up to $5-million in exploration and development for a 50% joint-venture interest.  The company and SGP amended the agreement twice, most recently to revise the earn-in schedule.  To complete its earn-in of the 50% joint venture interest, SGP is required to make cash payments and issue stock by December 15, 2008, as follows: (a) $70,000; (b) reimburse exploration and development expenditures totaling $4-million; and (c) 200,000 common shares.  As of December 16, 2008, SGP was not current with its obligations and consequently SGP has no “earn in” rights.

PUMPERNICKEL LEASES

The Company acquired the Pumpernickel leases beginning in February, 2004. They are listed below:

	Owner	Lease No.	Sections	Acreage	Effective Date	Expiry Date

1	Newmont	29-462-0003	3, 5, 9, 27, 33	3,150.85	February 13, 2004	February 12, 2014
2	BLM	78124	10, 28, 34	1,898.06	June 1, 2006	May 31, 2016
3	BLM	80070	32	640.00	August 1, 2006	July 31, 2016
4	BLM (Ormat/Ehni)	74855	N ½ 4, 8	933.50	October 1, 2002	September 30, 2012
	Hot Springs Ranch (Johnson, Hill, Danner, Bear)		S ½ 4	320.00	October 15, 2008	October 15, 2018
	TOTAL			6,942.41

38

1.

Newmont Mining Corporation Lease No. 29-462-0003

To keep this lease in good standing, we must:

a)

Pay Newmont the following rental payments, per acre (full or fraction), per year:

i.

Lease years 1 and 2: US $2.00;

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

2.

BLM Lease N78124

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - US $4.00 per acre;

•

Year 7 – US $6.00 per acre;

•

Year 8 – US $8.00 per acre;

•

Year 9 -  US $10.00 per acre;

•

Year 10 – US $12.00 per acre.

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

39

3.

BLM Lease N80070

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - US $4.00 per acre;

•

Year 7 – US $6.00 per acre;

•

Year 8 – US $8.00 per acre;

•

Year 9 -  US $10.00 per acre;

•

Year 10 – US $12.00 per acre.

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

To keep this lease in good standing, during the first five years of the primary term, the company is required to make rental payments of US $1.00 per acre.  During years six through ten, the company must make diligent exploration expenses as follows:

•

Year 6 - US $4.00 per acre

•

Year 7 - US $6.00 per acre

•

Year 8 - US $8.00 per acre

•

Year 9 - US $10.00 per acre

•

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

5.

 Hot Springs Ranch (Johnson, Hill, Danner, Bear)

This lease was entered between four groups of lessors—Rebecca Ann Hill (one-sixth interest), Roger and Nancy Johnson (one-third interest), Ruth Ann Danner (one-sixth interest), and Allie Tipton Bear (one-third interest), and Nevada Geothermal Power Company (the Company).  The four groups of lessors together own the 320 acres of land.

To keep these leases in good standing, the Company is required to make annual rental payments in advance on the anniversary, in proportion to the interest of each group of lessors, during the term of the lease:

Year	1/3 Interest	1/6 Interest	100% Interest
1	US $3,420	US $1,710	US $10,260
2	US $4,020	US $2,010	US $12,060
3	US $4,620	US $2,310	US $13,860
4	US $5,220	US $2,610	US $15,660
5	US $5,820	US $2,910	US $17,460
6	US $12,420	US $6,210	US $37,260
7	US $13,020	US $6,510	US $39,060
8	US $13,620	US $6,810	US $40,860
9	US $14,220	US $7,110	US $42,660
10	US $14,820	US $7,410	US $44,460

Rental payments shall apply toward or be credited to royalties payable or to become payable on actual production (if any) only for the year such rentals are paid.

Annual Fee (Access Fee) will be paid to Roger and Nancy Johnson depending upon the type of work being conducted:

•

 Geothermal Exploration:  $2,000/year;

•

 Drilling Production Wells:  $4,000/year;

•

 Plant and Pipeline Construction:  $8,000/year;

We are committed to pay the following royalties to each group of lessors:

a)

Royalty is paid equal to either one-third or one-sixth of the rate set out below to each group of lessors:

Royalty Rate	Price per kilowatt hour
3.5%	Less than or equal to $0.086
4%	Greater than $0.086 to less than or equal to $0.121
5%	Greater than $0.121

b)

Royalty is paid equal to either one-third or one-sixth of five percent (5%) of the gross proceeds (which exclude deduction of royalties of any kind) from the sale of any Substances by the Company;

c)

A gross royalty equal to either one-third or one-sixth of two percent (2%) of the proceeds from the sale by the Company of said by-products;

d)

Royalty equal to either one-third or one-sixth of ten percent (10%) of the net profits produced by using the Substances at a commercial facility.

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

Under the terms of an October, 2004 cost sharing agreement, the US Department of Energy (DOE) agreed to fund 80% of exploration and drilling program costs at Pumpernickel.  Sierra Geothermal Power Corp., was responsible for the remaining 20%.

In July, 2005, Premier Geophysics completed an E-SCAN resistivity survey to 3-dimensionally map Pumpernickel Valley, and the geothermal waters.  The E-SCAN identifies a conductive anomaly, covering an area of about 7.8km2 (3 mi2), with probable fluid up-flow zones.

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

Pursuant to the terms of an April, 2006, agreement, Ormat has a right of first refusal to construct an electrical power plant at our Pumpernickel site.  If Ormat is ultimately successful in their bid to construct the plant, they will provide a "most favoured customer" price for such a facility on a first offer basis for the manufacture and construction of a binary geothermal power plant using Ormat's proprietary technology.

A third party geothermal consulting company completed a deep slim well design in March 2007.  A seismic survey, completed in the 4th quarter of fiscal 2007, was analyzed in conjunction with the prior data and it highlighted target drilling areas.

In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. It also helps identify potential drilling targets for geothermal exploration. Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

Three additional thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients slightly higher than 100°C/km.  The third was even higher and this new information helped confirm a deep exploration well target.  An additional study to evaluate the distribution of shallow ground temperatures was completed September, 2008.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support.  Four permanent water well locations have been identified.

A total of CDN $381,340 – 2008 was spent for thermal gradient drilling, drilling of water wells, permitting and drill pad site preparation at our Pumpernickel project during the 2008 fiscal year, funded primarily by Sierra Geothermal Power Corp.

BLACK WARRIOR

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for US$1 million.

Location

Our Black Warrior property is located south and east of Black Warrior peak, in Washoe and Churchill Counties, Nevada.  Access to the property via a loose surface road, 447, is from Fernley, located only 30km south of the property.  An alternative is Interstate Highway I-80 from Fernley to Brady's Hot Springs, then 28 km NW on loose surface road to Nightingale Mine area, and south along the road that follows the power line.

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

44

1.

NLRC Lease No. 189099

This lease was granted for consideration of US $8,853.38, representing US $2.00 per acre for each acre that comprised the original lease.  To keep the lease in good standing, we must:

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

2.

BLM Lease N79745

To keep this lease in good standing, during the first five years of the primary term, the company is required to make rental payments of US $1.00 per acre.  During years six through ten, the company must make diligent exploration expenses as follows:

•

Year 6 - US $4.00 per acre;

•

Year 7 – US $6.00 per acre;

•

Year 8 – US $8.00 per acre;

•

Year 9 -  US $10.00 per acre;

•

Year 10 – US $12.00 per acre.

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

3.

BLM Lease N78777

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of US $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - US $4.00 per acre;

•

Year 7 – US $6.00 per acre;

•

Year 8 – US $8.00 per acre;

•

Year 9 -  US $10.00 per acre;

•

Year 10 – US $12.00 per acre.

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

A gravity survey was conducted July 14, 2007, through July 25, 2007.

Field reconnaissance and data reviews between April and August, 2008, resulted in a refined thermal anomaly contour map, that helped identify the target location for an exploration well designed to assess deep resource temperatures, fluid characteristics and geothermometry.  As of August, 2008, a well pad has been graded and minor improvements to a short section of road have been completed.  Future plans include further improvements to access roads and investigation of additional surface exploration methods, including geophysical procedures, a study to assess very shallow ground temperature distributions and further geological mapping.

A total of CDN $103,643 in 2008 was expended on our Black Warrior project during the 2008 fiscal year.  In 2009 we plan to continue exploration surveys to further define the resource and develop plans for drilling.

CRUMP GEYSER

The Company leases at Crump Geyser, total 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a 3.5% royalty of gross revenues from the sale or use of electricity

Location

Our Crump Geyser property is a hot spring system located in Warner Valley, Lake County, north of Adel, Oregon, 53 km (22 mi) east of Lakeview Oregon, and 287 km (178 mi) north and west from Winnemucca, Nevada.  Access to the property is via Highway 140.

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

47

1.

LX Ranch

This lease was granted for consideration of US $10,000, representing US $2.00 per acre for each acre that comprises the lease.  To keep the lease in good standing we must:

a)

Pay LX Ranch the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:

i.

First anniversary: US $2.06;

ii.

Second anniversary: US $2.12;

iii.

Third anniversary: US $2.18;

iv.

Fourth anniversary: US $4.00;

v.

Fifth anniversary: US $4.12;

vi.

Sixth anniversary: US $4.24;

vii.

Seventh anniversary: US $4.37;

viii.

Eighth anniversary: US $4.50;

ix.

Ninth anniversary: US $4.64;

x.

Tenth anniversary: US $4.78.

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: US $10,000;

ii.

Year 2: US $20,000;

iii.

Year 3: US $30,000;

iv.

Year 4: US $40,000;

v.

Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $50,000.

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

2.

O’Keeffe Ranch

This lease was granted for consideration of US $1,467.52, representing US $2.00 per acre for each acre that comprises the lease.  To keep the lease in good standing, we must:

a)

Pay O’Keeffe Ranch the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:

i.

First anniversary: US $2.06;

ii.

Second anniversary: US $2.12;

iii.

Third anniversary: US $2.18;

iv.

Fourth anniversary: US $4.00;

v.

Fifth anniversary: US $4.12;

vi.

Sixth anniversary: US $4.24;

vii.

Seventh anniversary: US $4.37;

viii.

Eighth anniversary: US $4.50;

ix.

Ninth anniversary: US $4.64;

x.

Tenth anniversary: US $4.78.

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: US $10,000;

ii.

Year 2: US $20,000;

iii.

Year 3: US $30,000;

iv.

Year 4: US $40,000;

v.

Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $50,000.

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

3.

Stabb

This lease was granted for consideration of US $2,943.68, representing US $2.00 per acre for each acre that comprises the lease.  To keep the lease in good standing, we must:

a)

Pay Stabb the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:

i.

First anniversary: US $2.06;

ii.

Second anniversary: US $2.12;

iii.

Third anniversary: US $2.18;

iv.

Fourth anniversary: US $4.00;

v.

Fifth anniversary: US $4.12;

vi.

Sixth anniversary: US $4.24;

vii.

Seventh anniversary: US $4.37;

viii.

Eighth anniversary: US $4.50;

ix.

Ninth anniversary: US $4.64;

x.

Tenth anniversary: US $4.78.

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: US $10,000;

ii.

Year 2: US $20,000;

iii.

Year 3: US $30,000;

iv.

Year 4: US $40,000;

v.

Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: US $50,000.

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

Waters from many springs in-and-around Warner Valley have been sampled for geochemistry by the USGS.  In 1975, a series of geophysical studies conducted by the USGS, including magnetic, gravity and resistivity surveys, assessed the geothermal potential of Warner Valley.  Thermal data collected from 13 heat-flow holes were reported by the USGS in 2005.

In November, 2005, a series of geothermal springs were sampled and sent to Thermochem for analysis to confirm the results of the previous USGS study.  The geothermometers calculated from the geochemistry suggested a reservoir source temperature of around 150°C +/- 10°C (302°F +/- 50°F).

In November, 2005, Northwest Wildlife Consultants completed a preliminary wildlife survey of the Crump Geyser project area, determining that there are no endangered species that would prohibit development.

From November, 2005, until the end of 2007, we have conducted geophysical field studies and developed plans for drilling, including electrical resistivity, Schlumberger and ground magnetic surveys.  The geophysical work mapped subsurface structures and indicated an excellent target indicative of geothermal fluids.  Results suggest that the hot springs are associated with structurally permeable zones due to extensional faulting.

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

During May through August, 2008, a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified the following targets for subsurface exploration: 1) shallow push-core holes, 2) shallow thermal gradient wells, and 3) several intermediate depth exploratory wells.  Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries in the fall.  In August, 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon.

We intend to advance the Crump Geyser project through reservoir drilling and testing as well as project feasibility studies to confirm the presence of a commercially productive geothermal system.  Plans for 2008 include continued exploration surveys to confirm the resource and develop targets for drilling.

A total of CDN $68,973 was expended on Crump Geyser project during the 2008 fiscal year.

ITEM 4A.

Unresolved Staff Comments

Not Applicable.

ITEM 5

Operating and Financial Review and Prospects

A.

Operating Results

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles.  The following discussion of our financial condition and results of operations for the fiscal years ended June 30, 2008, June 30, 2007, and June 30, 2006, should be read in conjunction with our consolidated financial statements and related notes attached thereto.

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

The consolidated financial statements are prepared on the basis that we will continue as a going concern.  The going concern basis of presentation assumes we will continue in operation for the foreseeable future and will be able to realize our assets and settle our liabilities and commitments in the normal course of business.  Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable geothermal resources, our ability to execute development plans and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  In addition, our significant accounting policies are discussed in Note 2 of the financial statements.

During 2008, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”). The new standards and policies are as follows:

Adoption of New Accounting Standards

a)

Effective July 1, 2008, the Company adopted the new CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These standards replace CIAC 3861, Financial Instruments – Disclosure and Presentation.  These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the Company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

i)

Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, deferred construction amounts payable, bank loan and cash settlement option.

Held-for-trading financial instruments include cash and cash equivalents and restricted cash are initially and subsequently recorded at fair value.

Available for sale financial assets include marketable securities that are initially and subsequently recorded at fair value.  Unrealized gains and losses resulting from revaluation are included in other comprehensive income.  When the assets are sold or an impairment write-down is required, the accumulated fair value adjustments recognized in equity are included in the income statement.  The fair value of marketable securities is based on the market value of the quoted investments.

Amounts receivable are recorded at cost which approximates fair value due to the short-term nature of these assets.

Financial liabilities comprised of accounts payable and accrued liabilities, deferred construction amounts payable and cash settlement option are measured at fair value.

The bank loan is classified as other financial liability and is initially measured at amortized cost.

ii)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a number of risks arising from financial instruments.  Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.  The Board approves and monitors the risk management processes.  The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the development of the Company’s geothermal properties, and to limit exposure to credit and market risks.  The types of risk exposure and the way in which such exposures are managed are as follows:

Credit Risk

Credit risk primarily arises from the Company’s cash and cash equivalents, restricted cash and amounts receivable.  The risk exposure is limited to their carrying amounts at the balance sheet date.  Cash and cash equivalents are held as cash deposits and invested in bankers’ acceptance, guaranteed investment certificates and certificates of deposit with various maturity dates.  Restricted cash consists of certificates of deposit held with the Bank of the West and guaranteed investment certificates at Royal Bank of Canada.  The Company does not invest in asset-backed securities.  The Company periodically assesses the quality of its investments and is satisfied with the credit ratings of its banks and their certificates of deposit and guaranteed investment certificates.

Amounts receivable include amounts due from our joint-venture partner.  To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and will establish an allowance based on its best estimate of potentially uncollectable amounts.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the bank loan.  Management prepares annual operating and capital expenditure budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a monthly basis.

During the year, draws on cash and cash equivalents and the bank loan were used to fund costs associated with the geothermal properties.  At year end, December 31, 2008 the Company’s working capital is negative due primarily to the bank loan draw occurring subsequent to the year end.

Market Risk

Market risk is comprised of three components: currency risk, interest rate risk and commodity price risk.

Currency risk

The operating results and financial position of the Company are reported in Canadian dollars.  The Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar.  The results of the Company’s operations are subject to currency transaction and translation risk.

The Company’s exploration and development costs are denominated in US dollars; fluctuations of the US dollar in relation to the Canadian dollar will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The Company’s US operations are not self-sustaining.  Changes in the Canadian equivalent amount of US$ denominated net assets are recorded in the statement of loss and deficit.

Interest rate risk

The Company invests its cash and cash equivalents in certificates of deposit and guaranteed investment certificates and bankers’ acceptances in terms of 90 days or less in order to maintain liquidity while achieving a satisfactory return for shareholders.  Fluctuations in interest rates impact the value of cash and cash equivalents.  The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates.

The bank loan carries a fixed interest rate of 14% and as such, is not subject to interest rate risk.

Commodity price risk

The Company’s commodity risk relates to power produced.  The price of power is impacted by various circumstances surrounding the energy production from natural gas, nuclear, hydro, solar, coal and oil.  The Company has mitigated power price risk by signing a 20-year power purchase agreement which establishes a fixed price and escalator.

b)

Effective January 1, 2008, the Company adopted the new CICA guideline of 1535, Capital

Disclosures.  The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

c)

Effective July 1, 2007, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively.  Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information.

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

Deferred Exploration expenditures

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

Marketable Securities

Under Canadian GAAP, for the years ended June 30, 2006, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations.  Long- term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.  Under Canadian GAAP, for the year ended June 30, 2008, the Company adopted the provisions of CICA HB 3855 “Financial Instruments – Recognition and Measurement” and CICA HB 1530 “Comprehensive Income”, which are similar to the requirements of US GAAP.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value.  Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities.

As at June 30, 2008 and 2007, there is no difference between the Canadian GAAP and the United States GAAP recorded values.  As of June 30, 2006, investments in shares with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value.  For United States GAAP purposes, these investments are classified as trading securities and are recorded at market value at the reporting date.

Asset Retirement Obligations

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life.  For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 “Asset Retirement Obligations” which are substantially similar to those of SFAS 143. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at June 30, 2008, 2007 and 2006.

Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard 123(R), “Share- Based Payments,” requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options.  In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R).  The Company applied the provisions of SAB 107 in its adoption of SFAS 123(R). SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model.  The Company uses the Black-Scholes option pricing model as its method of determining fair value.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

The Company has a stock-based compensation plan.  The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants.  Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus.  If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital.  Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended June 30, 2008, 2007 and 2006.

Recent Accounting Pronouncements

In May, 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  It also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts.  It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS No. 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May, 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133.”  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December, 2007, the FASB issued SFAS No. 141R, “Business Combinations.”  This statement replaces SFAS No. 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control.  SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date.  SFAS No. 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date.  This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In December, 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”.  This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited.  The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”).  SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments.”  The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007, which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share- Based Payment Arrangements for Public Companies,” which stated that the simplified method could not be used beyond December 31, 2007.  SAB 110 is effective April 1, 2008.  The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.”  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”.  The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 NEVADA defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.  The adoption of this statement is not expected to have a material effect on the Company's financial statements.

June 30, 2008 Compared to June 30, 2007

During the year ended June 30, 2008, the Company continued developing its Blue Mountain, Nevada property by drilling and completing wells 38-14, 23-14, 25-14, 44-14 and 58-15.  In addition, the Company completed all permitting that could be completed prior to detailed engineering design, negotiated all rights-of-way for its planned transmission line and began engineering, procurement and construction of a 49.5 (gross) MW power generation plant by authorizing US$26.3 Million work under a LNTP with Ormat.  The Company used funds available from the US$20 million Glitnir bridge loan supported by an irrevocable US$15 million letter of credit, and $14,051,097 net equity funds raised during May 2008. Given the growing pace of drilling activity and EPC work, combined with negotiation of rights-of-way and permitting, the Company’s expenses and net loss increased to $3,460,709 or $(0.04) per share compared to a loss for the year ended June 30, 2007 of $2,874,979 ($0.05 per share).  The net loss increase primarily results from an increase in administration expenses themselves the result of increasing activity.

Operating expenses increased with the size and scope of operations as the Company continued to invest in its Blue Mountain project.  Engineering and project management work added to the increasing pace of permitting and drilling.  Administration and consulting costs of $1,117,230 (2007 – $586,469) increased as the number of employees increased.  Associated expenses also increased: office expenses $147,447 (2007 - $78,334) and rent and telephone costs $144,298 (2007 - $77,365) all increased.  Convention and publishing costs as well as legal, investor relations, travel, transfer agent and regulatory fees of $957,653 (2007 – $653,044) also increased with the increasing activity, in part due to the additional financing requirements.  A one-time recruitment fee of $131,200 was paid to Mr. Fairbank when the Company purchased certain assets of Fairbank Engineering Ltd and hired the former employees.

The foreign exchange loss results from application of the temporal method of foreign subsidiary exchange accounting, consistent with previous practice and GAAP.  There is no foreign exchange loss in our US $ denominated subsidiary.

Losses are offset in part by interest income $316,984 (2007 - $448,195) and payments of $130,624(2007 - $56,907) property option proceeds associated with the Pumpernickel contract that exceeded the costs to date.

We expect to incur a net operating loss for the fiscal year ending June 30, 2009.

June 30, 2007 Compared to June 30, 2006

During the year ended June 30, 2007, the Company invested heavily in confirming its Blue Mountain resource and building its organizational capabilities.  As a result the Company incurred a loss of $2,874,979 or $0.05 per share compared to a loss for the year ended June 30, 2006 of $1,605,372 or $0.04 per share.  The net loss increase primarily results from an increase of $587,086 in stock-based compensation and an increase of $781,900 the loss on foreign exchange, a result of the strengthening of the Canadian dollar.

Operating Expenses increased with the size and scope of operations as the Company invested in its capabilities and further developed the Blue Mountain project.  Administrative expenses of $225,592 (2006 – $110,083) increased with the hiring of employees for the increased level of activity.  Consulting fees of $360,877 (2006 - $180,689) rose as a result of search fees, assistance required with regulatory activities, and payments to directors and contractors for activities such as assistance with project financing.  Office expenses of $78,334 (2006 - $48,646), legal costs of $148,576 (2006 - $90,522), transfer agent and regulatory costs of $76,865 (2006 - $63,925), investor relations costs of $119,712 (2006 - $84,995) insurance costs of $88,000 (2006 - $50,000) and rent and telephone costs $77,365 (2006 - $56,112) also increased.  Conventions and publishing costs of $177,047 (2006 - $486,736) decreased as a result of lower marketing expense associated with the stock issuances.

Losses were offset in part by increased interest income $448,195 (2006 - $189,133), a gain resulting from the continued disposition of marketable securities $103,965 (2006 - $62,780) and, as explained in Note 3 (e) to the financial statements, option payments in excess of deferred exploration costs on the Pumpernickel project that were taken into income.

Foreign Currency Exchange Rates

A portion of our business is conducted in currencies other than the United States dollar.  As a result, we are subject to exposure from movements in foreign currency exchange rates.  We do not currently engage in hedging transactions designed to manage currency fluctuation risks.  Please refer to Note 2.m) "Foreign Currency Translation" in our June 30, 2008 financial statements, which form a part of this Annual Report.

Inflation

Historically, inflation has not affected our business in the current locations where it does business and we do not expect that it will do in the future.

Interest Rate Sensitivity

We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 14%.  The maturity date for the facilities is November 30, 2023.  We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.

Liquidity and Capital Resources

Cash and Financial Condition

The Company does not have operations that generate positive cash flow.  Our financial success relies on management’s ability to find and develop economically viable geothermal resources.  This can take many years and involves many factors that are beyond our control.

At June 30, 2008, the Company had $11,686,765 in cash and equivalents on hand, and working capital of $1,417,696.  The cash and equivalents on hand have been used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs.  Historically, the Company has been able to complete all of its exploration activities and to meet its financial commitments.

The Company’s activities have been funded by proceeds from the following transactions:

•

net proceeds of $14,051,097 from private placements of the Company’s securities;

•

$1,416,000 from the exercise of agents’ units, $352,900 from the exercise of stock options, and $27,500 from the exercise of warrants,  the exercise of incentive share purchase options and of share purchase warrants;

•

Advances from a US$20 million bridge loan and US$15 million letters of credit between NGP BM I, Company’s wholly owned subsidiary, with Glitnir  Banki hf.  As at June 30, 2008, NGP 1 had drawn the full $20,372,000 (US$20.0 million). Upon closing of the loan with TCW (as discussed below) the Company paid the outstanding balance on the Glitnir bridge loan.

As of the fiscal period ended June 30, 2008, we had working capital of $1,417,696.  At June 30, 2008, we had $11,686,765 in cash and equivalents on hand (2007: $13,540,315; 2006: $16,117,092), and marketable securities in the amount of $184,000 (2007: $126,000; 2006: $133,305).  In the Company’s opinion, it believes it has sufficient working capital to satisfy its contractual commitments for the remaining fiscal year.

Operating Activities

Cash used for operations during fiscal 2008 amounted to $4,867,074 (2007: $3,244,705; 2006: $762,405), and included a net loss of $3,460,709 (2007: $2,874,979; 2006: $1,605,372).

During this same period, significant adjustments including $867,651 in non-cash stock-based compensation (2007: $1,279,145; 2006: $692,059), amortization of $62,508 (2007: $20,549; 2006: 10,900), and a gain of NIL on the sale of securities (2007: $103,965 and 2006:$62,780).

Investing Activities

During 2008, our cash outflow for investing activities was $33,205,973 (2007: $13,506,481; 2006: $5,022,211).

Financing Activities

During the fiscal year ended June 30, 2008, we raised a total of $36,219,497 (2007: $14,174,409; 2006: $18,412,851) comprised of $14,051,097 from the private placement of our securities, $20,372,000 advanced from Glitnir Bank, $1,416,000 from the exercise of agents’ units, $352,900 from the exercise of stock options, and $27,500 from the exercise of warrants.  We also had interest income of $316,984, and our Pumpernickel joint venture partner, Sierra Geothermal Power Corp., advanced the sum of $381,340 to cover expenditures.

A total of 17,345,333 common shares were issued at various times throughout the 2008 fiscal year comprised of:

•

During the year ended June 30, 2008, the Company completed a private placement and issued 15,000,000 shares issued at a price of $1.00 per share for gross proceeds of $15,000,000 before issuance costs of $1,324,996 including non-cash consideration of $376,093 which grants the underwriters an option to acquire 1,050,000 shares at $1 per share.  These options were valued using the Black-Scholes option pricing model, with an interest rate of 2.78%, a dividend rate of 0%, volatility of 57% and an expected life of 1.5 years.

•

A total of 587,000 common shares were issued at various times throughout the 2008 fiscal year upon exercise of options, for proceeds of $352,900.

•

A total of 25,000 common shares were issued in fiscal 2008, upon exercise of warrants, for proceeds of $27,500.

•

A total of 1,573,333 common shares were issued in fiscal 2008 upon exercise of agents’ units, for proceeds of $1,416,000.

Plan of Operations

Our plan of operations for the calendar year 2009 includes the following:

Blue Mountain.

We intend to continue our project on Blue Mountain by focusing on the following tasks:

-	Manage engineering, procurement and construction of a geothermal power plant at Blue Mountain, capable of producing 39.5 net MW power by early 2010.

63

-

Drill two or three production and three to five injection wells, which together with the four production/injection wells already drilled will provide the power required under the Purchase Power Agreement (PPA) with NV Energy.

-	Complete construction of the 120 MW transmission line between the Blue Mountain generating plant and Sierra Pacific transmission grid at Mill City, Nevada.
-	Begin performance testing the Blue Mountain power plant.
-	Negotiate other financing for the Blue Mountain project.
-	Continue evaluating the expansion potential of Blue Mountain.
-	Commission the power plant at Blue Mountain into operation by early 2010.

Further Construction.  In September 30, 2008, the Company signed a separate EPC contract with Wilson Utility Company (Wilson) to build a 21 mile (34 kilometer), 120kV, wood pole transmission line, rated to carry up to 120 MW of power from Blue Mountain to the Sierra Pacific Power Company transmission grid connection at Mill City, Nevada.  The contract with Wilson for the transmission line is for design, engineering, procurement of materials and equipment, construction, testing and provision of training on any of the equipment.  The EPC contract is for a fixed price and has a guaranteed completion date of June 2009.

Outstanding Material Commitments for Capital Expenditures.  In addition to the operating leases for premises, vehicles and geothermal resources for total of $4,207,377 disclosed under Item 5F below, the Company has the additional material commitments for capital expenditures relating to the EPC Purchase Agreement with Ormat, and EPC contract with  Wilson Utility Company (“Wilson”), which expenditures are approximately US$80 Million.

Project Financing Our cash position as at January 5, 2009, is adequate to fund our general operating activities through June 30, 2009.  On August 29, 2008, the Company closed a financing with Trust Company of the West (“TCW”), a New York based investment management firm, for up to $191 million (US$180 million).  Concurrently, the Company issued a full notice to proceed (“FNTP”) to Ormat, repaid the Glitnir bridge loan, and provided cash as collateral for both the $15.9 million (US$15.0 million) Ormat letter of credit and the $1.5 million (US$1.37 million) Sierra Pacific letter of credit.  The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP Blue Mountain I LLC (“NGP I”).  Holdco’s assets comprise the equity interests of NGP I. Its assets include the Company’s Blue Mountain leases and the electricity generation plant under construction, including project contracts related to the plant, as well as an undivided interest as a co-tenant in the transmission line that will interconnect the plant to NV Energy’s grid and underlying real estate rights.  In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project.  TCW also has the right to require that the Company provide TCW with a first priority security interest over substantially all of the assets of NGP I if the Company does not obtain senior construction financing meeting specified requirements to replace a portion of the commitments under the TCW financing within a specified period.

The Company believes these funds will be sufficient to complete its investment in its Blue Mountain project and that, as a result, the Company is expected to generate revenue and earnings by early 2010.  Nevertheless, the Company is dependent upon successfully raising additional funds for its continuing operations and additional projects and the Company intends to seek additional permanent financing during 2009, in part to take advantage of the Blue Mountain project’s tax benefits.  Equity may be raised through the issuance of shares associated with the exercise of options and outstanding warrants.  There is no assurance that the Company will be successful in obtaining future funding

Permitting. Our permitting activities are continuing as projects develop.  For more detailed information respecting the status of required permits for our Blue Mountain project, please refer to the heading "Property, plants and equipment" under Item 4.D. below.

Potential Acquisitions. We intend to continue our growth through the acquisition, as funding and opportunity permits, of leasehold interests in properties and/or property rights that we believe will add to the value of our geothermal resources.

Outstanding Share Data

As at June 30, 2008, we had 94,169,504 common shares issued and outstanding.  As of June 30, 2008, the following rights to purchase our securities were outstanding:

(a)	stock options	8,009,000
(b)	share purchase warrants	23,052,000
(c)	Agents’ Options	1,050,000
(d)	Agents’ Units	1,846,160
	Note to (d)- 1,846,160 units consists of 1,846,160 shares plus 1,846,160 share purchase warrants	33,957,160

Subsequent to our 2008 fiscal year end, we granted options, under our stock option plan, to acquire a total of 442,000 common shares with exercise prices of $0.50 - $1.10 per share expiring at various dates during 2013.

As of January 5, 2009, our issued and outstanding share capital consisted of 94,394,504 common shares, which, when combined with 36,020,320 common shares issuable pursuant to rights granted to purchase our securities, as provided below, would result in a fully-diluted share capital of 130,414,824 common shares.

As of January 5, 2009, the following rights to purchase our securities were outstanding:

(a)	Stock options	8,226,000
(b)	Share purchase warrants	23,052,000
(c)	Agents’ Options	1,050,000
(d)	Agents’ Units*	1,846,160
	*Note to (d)- 1,846,160 units consists of 1,846,160 shares plus 1,846,160 share purchase warrants	36,020,320

C.

Research and Development, Patents, Licenses etc.

We do not currently and did not previously have research and development policies in place for the past three years.

D.

Trend Information

Historically, the geothermal industry in the United States has experienced significant growth followed by a consolidation of owners and operators of geothermal power plants.  During the 1990s, growth and development in the geothermal industry occurred primarily in foreign markets and only minimal growth and development occurred in the United States.  Since 2001, there has been increased demand for energy generated from geothermal resources in the United States as production costs for electricity generated from geothermal resources have become more competitive relative to fossil fuel generation due to increasing gas prices and as a result of newly enacted legislative and regulatory incentives, such as state renewable portfolio standards.  We see an increasing demand for energy generated from geothermal and other renewable resources in the United States; a general trend toward higher oil and gas prices, as well as further introduction of renewable portfolio standards are the most significant trends affecting our industry today and in the immediate future.

E.

Off-balance Sheet Arrangements

The Company has the following off-balance sheet arrangements relating to cash collateralized letters of credit supporting the Power Purchase Contract and Interconnection Agreement with NV Energy, and the EPC contract with Ormat:

The LGIA Agreement dated November, 2007, commits the Company to provide a letter of credit that can be drawn to reimburse NV Energy for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant.  The Agreement also commits the Company to reimburse NV Energy’s interconnection facilities capital expenditures, estimated to reach approximately $713,000 (US$700,000).  In February, 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.4 million (US$1.37-million), which was issued August 29, 2008.

In February, 2008, the Company issued a $20.4 million (US$20.0 million) LNTP to Ormat Nevada Inc. for EPC services. The LNTP was supported by a letter of credit issued by Glitnir in the amount of $10.2 million (US$10.0 million). The LNTP commitment was increased on April 1, 2008, to $26.8 million (US$26.3 million) and concurrently the supporting letter of credit was increased to $15.3 million (US$15.0 million).

On November 3, 2008, the Company and NV Energy amended the power purchase agreement to improve pricing and to increase power sales, consistent with the size of the resource and the 49.5 (gross) geothermal power plant under construction.  An additional cash collateralized letter of credit was provided as security to NV Energy in the amount of approximately US $1.6 million. Further security of approximately US $1.6 million is required as “Operating Security” when the plant starts up.

We do not have any other off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

We have entered into operating leases for premises, vehicles and geothermal resources.  Our minimum annual commitments in each of the next five fiscal years and thereafter (including work commitments) are as follows:

Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating lease obligations	$4,207,377	$636,173	$1,401,581	$1,342,107	$827,516
Total	$4,207,377	$636,173	$1,401,581	$1,342,107	$827,516

ITEM 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following information relates to our directors and officers:

Brian D. Fairbank, B.A.Sc., P. Eng.

President, Chief Executive Officer

Director since April 1995

Mr. Fairbank is responsible financing, day to day operations of NGP and our subsidiaries and for the development of strategic direction.

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

Mr. Studley has held a number of senior financial positions with public companies since earning his CPA, as well as a number of operating positions with Imperial Oil Ltd.  These positions have included V.P. Corporate Planning and Treasurer for A.T. Plastics Inc. and Corporate Controller for Marsulex Inc.  Mr. Studley obtained his B.A.Sc. (Chemical Engineering) from University of Toronto and M.B.A. from Harvard University.

R. Gordon Bloomquist, Ph.D.

Director since March 2003

Mr. Bloomquist, a recognized geothermal expert, is currently a consultant to the World Bank on its' energy projects.  As a past Director of Geothermal and District Energy Programs with the Washington State Energy Office, Dr. Bloomquist was responsible for all state geothermal policy decisions, technical assistance to geothermal resource developers, investigation of regional and local resources, and district heating feasibility studies and programs.

He has consulted with a wide variety of private corporations and institutions on legislative issues for geothermal development, power generation, environmental regulation and regional geothermal resource assessment.  Dr. Bloomquist has been a Visiting Professor at the International School of Geothermics in Pisa, Italy since 1990 and a member of the Geothermal Resource Council since 1972 (past Chairman and President).

Jack W. Milligan, B.A.Sc., P.Eng.

Director since 1995 to December 2008

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

Richard G. Campbell, M.S. Chemical Engineer

Director since January 2005

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

Markus K. Christen

Director since January 2003

Mr. Christen is a senior financial executive with extensive experience in investment and commercial banking both internationally and in the United States.  He has been responsible for and involved in raising funds for projects in developed and emerging markets, including many geothermal plants.

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

Mr. Falcone was Chief Financial Officer and Vice President of PG&E Energy Services during its start-up period and was President of Creston Financial Group (1991-1997).  Mr. Falcone received the Joseph W. Aidlin Award in 1991 from the Geothermal Resource Council recognizing his outstanding contribution to the development of geothermal resources.  Mr. Falcone is a long-standing member of the Geothermal Resource Council.

Ross Glanville, B.A.Sc., P. Eng., MBA

Director since June 2008

Ross Glanville, with over 35 years experience in mining, exploration, finance, marketing and management and 20 years experience in senior executive positions within senior major and junior mining companies, has recently been appointed to NGP's Board of Directors.

Mr. Glanville has been director, president, and founder of public companies (listed on the Toronto Stock Exchange, NASDAQ, Australian Stock Exchange, and TSX Venture Exchange) that have been involved in mine operations, research and development, and mineral commodity exploration.  He has also prepared feasibility studies and valued more than 500 mining companies and mineral properties at all stages of development, from early exploration through to producing mines.

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

Max Walenciak P.Eng

Manager Project Development

Mr. Walenciak has been Manager for Project Development since April, 2007 with primary responsibility for bringing our Blue Mountain project through to electric power production.  Mr. Walenciak has over 30 years experience in geothermal power plant development and operations management.  He is knowledgeable in engineering, development, construction, and permitting , having worked as Owner’s Engineer during the Malaga Peaking Project near Fresno, California and River Road Generating Project in Washington as well as providing engineering design, project management and construction management services to Klamath Cogeneration Project near Klamath Falls, Oregon, Toltac Power Project, Steamboat and Bottle Rock Geothermal projects.

Subsidiaries

The following persons are the directors and officers of our wholly-owned subsidiaries:

Blue Mountain Power Company	Brian Fairbank Andrew Studley Gordon Bloomquist	President, and Director CFO and Secretary Director
Nevada Geothermal Power Company	Brian Fairbank Andrew Studley	President, and Director CFO and Secretary
Nevada Geothermal Operating Company LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
Desert Valley Gold Co.	Brian Fairbank	President, CFO, Director and Secretary
NGP Blue Mountain Holdco LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain Holdco II LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain Holdco III LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain Holdco IV LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain I LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President

NGP Blue Mountain II LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain III LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain IV LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President

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

Summary Compensation Table

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $150,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Brian D. Fairbank, President, CEO Canada	2008 2007 2006	214,500 108,000 (1) 75,500 (1)	nil nil nil	nil nil nil	180,000 1,000,000 (2) 300,000 (2)	nil nil nil	nil nil nil	nil nil (3) nil (3)
Andrew T. Studley CFO and Secretary	2008 2007 2006	138,077 nil(4) nil	nil nil nil	nil nil nil	390,000 nil nil	nil nil nil	nil nil nil	nil nil nil

(1)

consisting of a management fees paid to Fairbank Engineering Ltd. and Tywell Management Inc., non-   reporting companies controlled by Brian D. Fairbank.

(2)

indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.

(3)

the table does not include fees paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank, for geothermal consulting services provided by employees of Fairbank Engineering Ltd. other than Brian D. Fairbank.

(4)

Mr. Studley was appointed to serve as CFO and Secretary on August 2, 2007.

The following table sets forth stock options granted by us during the fiscal year ended June 30, 2008, to our current executive officers:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	180,000	8%	1.03	nil	May 27, 2013
Andrew T. Studley	390,000	17%	0.80 1.03 1.15	nil	August 1, 2012 Nov 29, 2012- May 27, 2013

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2008 by our current executive officers:

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at June 30, 2008	Value of Unexercised in-the-Money Options/SARs at June 30, 2008 (2)
Brian D. Fairbank	nil	nil	1,780,000	1,048,180
Andrew T. Studley	nil	nil	390,000	145,100

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being $1.27) on the last day the shares traded on or before June 30, 2008 (being June 30, 2008) less the per option exercise price.

The following table sets forth details of all stock options granted during the fiscal year ended June 30, 2007:

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

During fiscal year 2008, the Company hired Mr. A. Studley as Chief Financial Officer and the Tywell Management Agreement was terminated and replaced by an employment agreement dated October 1, 2007, whereby the Company retained the services of Mr. Fairbank on a full-time basis for a period of two years.  The associated employment agreements provide for severance payments up to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

We do not provide retirement benefits for directors, officers, employees or consultants. No funds were set aside or accrued by us during the fiscal year ended June 30, 2008 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Compensation of Directors

Following are our policies regarding the compensation of our directors and others:

(a)	The Company pays each director the sum of $1,000 per month, or $1,500 per month for the Chairman of a Committee.
(b)	Directors and non-director committee members are compensated for their actual expenses incurred in the pursuance of their duties.
(c)	Directors may be compensated for services rendered as consultants or experts.
(d)	Directors may be awarded special remuneration, if such director undertakes any special services on our behalf, other than services ordinarily required of a director.
(e)	A committee chairman receives the aggregate sum of $18,000 per fiscal year, regardless of the number of committees that such person may chair.
(f)	A non-chair committee member receives the aggregate sum of $12,000 per fiscal year, regardless of the number of committees that such person may contribute to.

In connection with the policies above, for the fiscal year ended June 30, 2008, the Company paid an aggregate of $58,136 to the directors of the Company for all services rendered in connection with the directorship.

We carry $3 million in director and officer liability insurance.

The Company paid Markus Christen, a director of the Company, the sum of $733,116 for consulting services during the 2008 fiscal year pursuant to an agreement dated January 12, 2007.  Mr. Christen is also entitled to receive fees for financial advisory services in connection with arranging financing for development and construction of a power plant at the Blue Mountain Project.

The Company paid Domenic Falcone, a director of the Company, the sum of $59,659 during the 2008 fiscal year as remuneration for consulting services.

The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted (1)	Exercise Price per Share	Date of Grant
2,286,000	$0.80 - $1.15	August 1, 2007 – June 4, 2008

(1) includes the number granted to Named Executive Officers previously disclosed

No options held by a non-executive officer director were re-priced downward during our most recently completed financial year.

C.

Board Practices

Terms of Office

Name	Position	Office Held Since	Expiration of Current Term of Office
Brian D. Fairbank	President, CEO, Director	Director since April, 1995.	December, 2009 for directorship. Not applicable for other positions listed.
Andrew T. Studley	CFO	CFO since August, 2007.	Not applicable.
R. Gordon Bloomquist	Director	Director since March, 2003.	December, 2009
Richard G. Campbell	Director	Director since January 2005.	December, 2009
Markus K. Christen	Director	Director since January, 2003.	December, 2009
Domenic J. Falcone	Director	Director since January, 2004.	December, 2009
Ross Glanville	Director	Director since June, 2008.	December, 2009
James Ernest Yates	Director	Director since December, 1996.	December, 2009
Jack W. Milligan	Director	Director since April, 1995	December, 2008

The election and retirement of our directors are provided for in our articles.  An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election.  A director retains office only until the election of his successor.  The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine.  The election is by ordinary resolution of shareholders.  If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected.  Our last annual general meeting was held on December 4, 2008.

The Board is currently composed of seven directors, five of whom (Messrs. Glanville, Campbell, Yates, Falcone, and Bloomquist) are independent.  The remaining directors (Messrs. Fairbank and Christen) are not considered to be independent as a result of their work for the Company.

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

Directors’ Service Contracts.

None of the directors have contracts providing benefits upon termination of their service as a director.

Audit and Remuneration Committees.

We have established the following committees:

Audit	Compensation and Nominating	Corporate Governance
Domenic Falcone* James Yates Ross Glanville Richard Campbell	Gordon Bloomquist * Markus Christen Domenic Falcone James Yates	Domenic Falcone * James Yates Richard Campbell Jack Milligan

* Chairman of the Committee

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

D.

Employees

The Company had 20 employees as of the end of the fiscal year ended June 30, 2008.

There has been no material changes in the number of employees in the past three financial years.

E.

Share Ownership

The following table sets forth the share ownership of our directors and officers, and includes the details of all options or warrants to purchase shares of NGP held by such persons as of January 5, 2009.  Beneficial ownership is determined in accordance with the rules of the Commission.  In computing the number of common shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 15, 2008, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name	Number of Common Shares (1)	Number of Common Shares Subject to Options or Warrants	Beneficial Percentage Ownership	Exercise Price	Expiry Date
Brian Fairbank	7,295,303	153,000 80,000 67,000 300,000 100,000 1,750 180,000	7.7%	$0.28 $0.35 $0.54 $0.90 $0.65 $1.10 $1.03	Jan. 20/09 Feb. 27/09 Oct. 4/09 Jan. 18/11 Apr. 4/12 Feb.28/09 May 28/13
Andrew Studley	390,000	250,000 50,000 90,000	0.4%	$0.80 $1.15 $1.03	Aug 1/12 Nov 21/12 May 28/13
James Yates	415,000	175,000 150,000 90,000	0.4%	$0.90 $0.65 $1.03	Jan. 18/11 Apr. 4/12 May 28/13
Markus Christen	1,040,000	75,000 475,000 90,000 100,000 100,000	1.1%	$0.90 $0.65 $1.03 $1.02 $1.08	Jan. 18/11 Apr. 4/12 May 27/13 July 11/12 Aug 14/13
Gordon Bloomquist	617,000	150,000 300,000 90,000	0.7%	$0.90 $0.65 $1.03	Jan. 18/11 Apr. 4/12 May 28/13
Richard Campbell	590,000	200,000 300,000 90,000	0.6%	$0.90 $0.65 $1.03	Jan. 18/11 Apr.4/12 May 28/13
Domenic Falcone	940,000	100,000 75,000 475,000 90,000 100,000	1.0%	$0.35 $0.90 $0.65 $1.03 $1.08	Feb. 27/09 Jan. 18/11 Apr.4/12 May 28/13 Aug 14/13
Ross Glanville	360,000	360,000	0.4%	$1.12	June 4/13

(1) These figures include options and warrants exercisable within sixty days.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

Stock Option Plan

On December 4, 2008, we renewed and adopted a new stock option plan (the "Plan"), which authorizes our Board to grant incentive stock options to directors, officers, employees and consultants of NGP and our associated, affiliated, controlled or subsidiary companies, subject to the terms of the Plan and in accordance with the rules and policies of the governing regulatory authorities.

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

As of January 5, 2009, the maximum number of shares reserved for issuance under the Plan was 9,439,450 common shares, of which a total of 8,226,000 have been granted, leaving 1,213,450 common shares available under the Plan for future granting.

ITEM 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

Beneficial Holders of 5% or More:

As of January 5, 2009, we had 94,394,504 common shares issued and outstanding.  To the best of our knowledge, the following table sets forth persons known to us to be the beneficial owners of five percent (5%) or more of our common shares:

Name	Amount Owned	Percentage of Class
Wellington Management Company, LLP(1)	11,323,200	12.0%
Wexford Capital, LLC(2)	11,263,000	11.93%
Brian D. Fairbank (3)	7,295,303	7.73%
Wexford Spectrum Trading Limited	6,415,900	6.80%
(1)

.As disclosed in Schedule 13G/A filed with the SEC on February 14, 2008,Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own 11,323,200 shares of the Issuer which are held of record by clients of Wellington Management.

(2)

As disclosed on Schedule 13G/A-1 filed with the SEC on December 4, 2008, 11,263,000 includes 7,642,000 warrants exercisable to acquire 7,642,000 shares of common stock. Wexford Capital LLC (“Wexford Capital”) may, by reason of its status as investment sub-advisor of each of Debello Trading Limited (“Debello”), Wexford Spectrum Trading Limited (“WSTL”) and Wexford Catalyst Trading Limited (“WCTL”), be deemed to own beneficially the interest in the Common Shares of which each of Debello, WSTL and WCTL possesses beneficial ownership.  Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the interests in the Common Shares of which each of Debello, WSTL and WCTL possesses beneficial ownership. Each of Messrs. Davidson and Jacobs and Wexford Capital shares the power to vote and to dispose of the interests in the Common Shares beneficially owned by each of Debello, WSTL and WCTL.  Each of Wexford Capital and Messrs. Davidson and Jacobs disclaims beneficial ownership of the Common Shares owned by Debello, WSTL and WCTL and this report shall not be deemed as an admission that they are the beneficial owners of such securities, except in the case of Messrs. Davidson and Jacobs to the extent of their interests in each shareholder of Debello, WSTL and WCTL.

(3)

Certain of these shares may be registered in the name of CDS & Co.  2,362,250 and 1,150,703 of these shares are registered in the names of Tywell Management Inc. and Fairbank Engineering Ltd., respectively, companies wholly-owned by Brian Fairbank.

Significant Changes in Share Ownership

There has been no significant change in the percentage ownership held by major shareholders during the past three years.

Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our Company’s shares who are not major shareholders.

Host Country Record Shareholders

As of January 5, 2009, Computershare Investor Services Inc., our registrar and transfer agent, reported that we had 94,394,504 common shares issued and outstanding.  Of those common shares, 54,834,812 common shares were registered to Canadian residents (29 shareholders), 35,473,859 common shares were registered to residents of the United States (57 shareholders) and 4,085,833 common shares were registered to residents of other foreign countries (4 shareholders).

Controlling Ownership

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly.

Arrangements Affecting Ownership

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

B.

Related Party Transactions

Other than as disclosed below or elsewhere in this Annual Report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2008 fiscal year to the date of this Annual Report between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(a)

Nevada Geothermal Power Inc. entered into a letter agreement with Markus K. Christen, a director of NGP, dated January 12, 2007, which was amended July 2, 2007.  Pursuant to the terms of this agreement, Mr. Christen is providing consulting services in exchange for fees and out-of-pocket expenses.  The consulting services are financial advisory services in connection with arranging financing for the Blue Mountain Project.  Upon satisfaction of the conditions precedent, the Company shall pay success fees that may reach US$2.6 million to Markus K. Christen (a director of the Company).

On November 1, 2007, the Company paid the first portion of the financing success fee of $407,000 (US$400,000). In February, 2008, the Company paid the second portion of the success fee of $204,000 (US$200,000).  Subsequent to June 30, 2008, a further $560,000 (US$550,000) was paid in connection with an increase in the letter of credit and the TCW financing.  As of January 5, 2009, Mr. Christen is also owed approximately US $450,000, a deferred payment of the Success Fee associated with the August 2008 TCW financing.

(b)

Pursuant to the Fairbank Engineering Ltd. Purchase Contract dated October 1, 2007, the Company acquired certain assets and employees from a consulting company owned by Brian D. Fairbank, the President and CEO of the Company in consideration for the issuance of up to 160,000 shares of common stock, at a deemed price of $0.82 per share.

(c)

Amounts Payable to Directors, Officers, and Affiliated Companies

As at June 30, 2008, a total of $81,179 was owing to directors, officers and companies controlled by directors of the Company for consulting services, director’s fees and salaries.  This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

(d)

Fees Paid to Directors, Officers, Former Officers, and Affiliated Companies

During the years ended June 30, 2008 and 2007, the following were paid or accrued to directors, officers, and former officers and to companies controlled by directors of the Company:

	2008	2007

Consulting and wages – administration	$397,326	$283,528
Director fees	$58,136	$54,772
Consulting, including financing success fee – geothermal	$822,227	$693,374
Rent	$11,613	$2,888
Recruitment fee	$131,200	$-
Property and equipment	$102,143	$-

Consulting and wages are primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment.  Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s bridge loan with Glitnir and two subsequent letters of credit in support of the LNTP contracted with Ormat.  Recruitment fees, and property and equipment purchases relate to the purchase of assets from Fairbank Engineering Ltd and hiring the former employees.

(e)

Employment Agreements.

On October 1, 2007, the Tywell Management Agreement was terminated and replaced by an employment agreement whereby the Company retained the services of Mr. Brian Fairbank on a full-time basis for a period of two years in consideration of a payment of $250,000 in salary per year.  The agreement provides for severance payments equal to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

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

A.

Consolidated Statements and Other Financial Information

Financial Statements filed as part of this Annual Report

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.  The following financial statements are filed as part of the Annual Report:

-	Independent Auditor’s Report dated October 10, 2008.
-	Consolidated balance sheets as at June 30, 2008 and 2007.
-	Consolidated statements of loss and deficit for the years ended June 30, 2008, 2007 and 2006.
-	Consolidated statements of cash flows for the years ended June 30, 2008, 2007 and 2006.
-	Consolidated statements of comprehensive loss for the years ended June 30, 2008, 2007 and 2006.
-	Notes to consolidated financial statements.

Legal Proceedings

During 2006, the Company disputed certain charges regarding drilling services rendered. The maximum amount under dispute was $917,000 (US$900,000).  As part of a continuing effort to resolve the matter, the Company sued the drilling contractor on June 7, 2007.  The drilling contractor subsequently filed for protection under Chapter 11 of the United States bankruptcy code.  There is no current claim against the Company and, accordingly, no liability regarding the dispute is recorded in the books of the Company as at June 30, 2008.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose.  We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.

Significant Changes

Other than as disclosed in this Annual Report, no significant change has occurred in our Company’s financial statements since the financial year ended June 30, 2008.

ITEM 9

The Offer and Listing

A.

Offer and Listing Details

Price History

The high and low prices expressed in Canadian dollars on the TSX for our common shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	TSX Venture Exchange		Over-the-Counter Bulletin Board

Period Ended	High	Low	High	Low
2008	$	$	$	$
December	0.44	0.28	0.34	0.23
November	0.60	0.36	0.50	0.29
October	0.78	0.44	0.73	0.36
September	1.11	0.65	1.07	0.62
August	1.60	1.01	1.46	0.96
July	1.28	0.94	1.26	0.95
4th Quarter June	1.36	1.00	1.33	0.97
3rd Quarter March	1.30	0.79	1.33	0.84
2nd Quarter December	1.35	0.82	1.55	0.82
1St quarter September	1.05	0.68	0.97	0.62
2007
4th Quarter June	0.89	0.70	0.83	0.60
3rd Quarter March	0.91	0.66	0.81	0.55
2nd Quarter December	0.84	0.69	0.78	0.58
1st Quarter September	0.93	0.66	0.85	0.60
Annual 2008	1.36	0.68	1.33	1.03
Annual 2007	0.93	0.66	0.83	0.55
Annual 2006	1.25	0.70	1.07	0.60
Annual 2005	0.97	0.42	0.80	0.33
Annual 2004	0.60	0.23	0.55	0.18

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

Since July, 2003, our common shares have also traded on the OTC Bulletin Board (OTCBB) under the symbol "NGLPF".

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

Notice of Articles and Articles

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

(b)	any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;
(c)	any contract or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly, interested in the contract, or transaction;
(d)	determining the remuneration of the directors;
(e)	purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or
(f)	the indemnification of any director by us.

Our Articles also provide that the directors may, from time to time authorize the corporation to on our behalf borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of NGP, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of our property and assets (both present and future).  Variation of these borrowing powers would require an amendment to our Articles which would, in turn, require the approval of our shareholders by way of a special resolution.

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

Holders of our common shares are entitled to vote at meetings of shareholders, and a special resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, rateably, to the remaining property of NGP upon our liquidation, dissolution or winding up, and such holders may receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is an arrears in the payment of dividends or sinking fund instalments.  There is no liability on the part of any shareholder to further capital calls by us or any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the BCBCA or by our constating documents.

We are required to give our registered shareholders not less than 21 days notice of any general meeting held by us unless all such shareholders consent to reduce or waive the period.  In addition, we are obliged to fix a record date for a meeting that is no fewer than 30 nor more than 60 days before the meeting.  We are also obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 25 days prior to the record date for the meeting.  We then deliver, in bulk, proxy-related materials in amounts specified by the intermediaries.  None of our shares owned by registrants or intermediaries may be voted at our general meeting unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to us within the time limited by us for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in our Articles that would have an effect of delaying, deferring or preventing a change in control, and that would operate only with respect to a merger, acquisition or corporate restructuring involving NGP or any of our subsidiaries.

Securities legislation in our home jurisdiction of British Columbia, Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of our issued shares.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

Other than contracts entered into during the ordinary course of business, we have entered into the following material contracts during the past two years:

1.

Agreement dated March 28, 2008 between NGP Blue Mountain I, LLC and Ormat Nevada, Inc. for a US$76 million Engineering, Procurement and Construction Contract to construct a 49.5 megawatt geothermal power plant at Blue Mountain, Nevada.

2.

Agreement dated September 12, 2008 between NGP Blue Mountain I, LLC and Wilson Utility Construction Company for the engineering, procurement and construction contract to build an approximately 21 mile 120kV wood pole transmission line rated to carry a maximum of 120 MW of power from the Blue Mountain, NV Energy Power Plant Switch Yard to Sierra Pacific Power Company’s Switching Station.

3.

Agreement dated November 29, 2007 between NGP Blue Mountain I, LLC and ThermaSource, Inc. for the drilling of  wells 25-15, 44-14, 42-14 and any additional wells as directed by NGP at its Blue Mountain, NV geothermal development site.

4.

Agreement dated November 29, 2008 between Nevada Geothermal Power, Inc. and Trinity Investments of Nevada, LLC, d/b/a Trinity Exploration (NSCB# - 00715910), for the drilling of Well 58A-15 at Blue Mountain, NV geothermal development site.

5.

Agreement dated October 15, 2008 between Nevada Geothermal Power, Inc. and Trinity Investments of Nevada, LLC, d/b/a Trinity Exploration (NSCB# - 00715910), for the drilling of Well 57-15 at Blue Mountain, NV geothermal development site.

6

Agreement dated November 17, 2008 between Nevada Geothermal Power, Inc. and Ensign United States Drilling (California), Inc. for a geothermal multiple well program (guarantee 3 months work) at Blue Mountain, NV geothermal development site.

87

7.

First Amendment to the 20-year Power Purchase Agreement with NV Energy dated November 3, 2008 to sell all electricity generated by Nevada Geothermal Power, Inc.’s 50 MW Faulkner 1 geothermal power plant that is currently under construction.

8

Note purchase agreement dated August 29, 2008 relating to the $US 180 million loan facility for the construction of the Blue Mountain Phase 1 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Company (TCW).

9.

First Amendment to note purchase agreement dated December 8th, 2008 relating to the $US 180 million loan facility for the construction of the Blue Mountain Phase 1 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Asset Management Company (TCW).

10.

Second Amendment to note purchase agreement dated December 12, 2008 relating to the $US 180 million loan facility for the construction of the Blue Mountain Phase 1 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Asset Management Company (TCW).

11.

First Amendment to MS Greenrock, LLC agreement dated September 4, 2008 to adjust the amount of equity investment, removal of conditions related to project level construction loan, removal of right of first refusal and revisions to fixing of target return.

12.

Underwriting agreement dated April 23, 2008, with Dundee Securities Corporation for a private placement, on a bought deal basis, consisting of 10,000,000 common shares ("Shares") at C$1.00 per Share for gross proceeds of C$10,000,000 (the "Offering").  NGP has also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the Offering by up to an additional 5,000,000 Shares for gross proceeds of a further C$5,000,000.

Dundee managed the Offering on behalf of a syndicate of underwriters.  The Underwriters received a 6% cash commission together with an option to acquire that number of Shares that is equal to 7% of the number of Shares issued.  The Compensation Option entitles the Underwriters to purchase Shares, exercisable at the offering price of the Shares for a period of 18 months following closing of the Offering.

13.

Form of Compensation Option Certificate with Dundee Securities Corporation in reference to Underwriting agreement dated April 23, 2008, with Dundee Securities Corporation for a private placement, on a bought deal basis, consisting of 10,000,000 common shares ("Shares") at C$1.00 per Share for gross proceeds of C$10,000,000 (the "Offering").  NGP has also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the Offering by up to an additional 5,000,000 Shares for gross proceeds of a further C$5,000,000.

14.

Form of Compensation Option Certificate with Clarus Securities Inc. in reference to Underwriting Agreement dated April 23, 2008 with Dundee Securities Corporation for a private placement, on a bought deal basis, consisting of 10,000,000 common shares ("Shares") at C$1.00 per Share for gross proceeds of C$10,000,000 (the "Offering").  NGP has also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the Offering by up to an additional 5,000,000 Shares for gross proceeds of a further C$5,000,000.

88

15.

Form of Compensation Option Certificate with Jacob & Company Securities in reference to Underwriting agreement dated April 23, 2008, with Dundee Securities Corporation for a private placement, on a bought deal basis, consisting of 10,000,000 common shares ("Shares") at C$1.00 per Share for gross proceeds of C$10,000,000 (the "Offering").  NGP has also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the Offering by up to an additional 5,000,000 Shares for gross proceeds of a further C$5,000,000.

16.

Amending Agreement dated January 8, 2008 between Fairbank Engineering Ltd. (FEL) And Nevada Geothermal Power, Inc. (agreement dated October 1, 2007) pursuant to which NGP agreed to acquire certain assets from FEL.   Amendment to Section 4 of the FEL agreement regarding employees.

17.

Agreement between NGP Blue Mountain HoldCO, LLC (“Issuer”) and TCW Asset Management Company for Issuer Pledge and Security Agreement pursuant to the terms of the Note Purchase Agreement dated August 29, 2008.

18.

Agreement dated August 29, 2008 between NGP Blue Mountain HoldCO, LLC (“Issuer”) and TCW Asset Management Company for an Account Management Agreement (Issuer) setting forth term on which Issuer may transfer and apply amounts credited to certain collateral account pursuant to the terms of the Note Purchase Agreement.

19.

Guaranty between NGP Blue Mountain Holdco, LLC (“NGP I”, “Guarantor”),  and TCW Asset Management Company (“Agent”, “Secured Party”, “Guarantied Party”) for Note Holders of NGP I,  pursuant to Note Purchase Agreement.  Dated: August 29, 2008.

20..

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (Boilermaker-Blacksmith Pension Trust) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008.

21.

Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Allie Tipton Bear (owner of a one third interest) and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: S ½) of land in Humboldt County, Nevada.

22.

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Allie Tipton Bear (owner of a one third interest) and Nevada Geothermal Power Company geothermal and solution mineral rights to320 acres more or less (Section 4: S ½) of land in Humboldt County, Nevada.

23.

Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Roger and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: S ½) of land in Humboldt County, Nevada.

24.

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Roger and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: S ½) of land in Humboldt County, Nevada.

89

25.

Surface and Access Rights to Township 33 North, Range 40 East, MDB & M, Section 5, and Section 4: S ½.  Letter dated October 15, 2008 confirming additional rights to Geothermal Lease Agreement between Roger and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.

26.

Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Ruth Ann Danner, f.k.a. Ruth Ann Tipton (owner of a one sixth interest), and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: S ½) of land in Humboldt County, Nevada.

27.

Lease Amendment to NLRC Contract NO. 189093 (March 31, 2003) to include Township 36 North, Range 34 East, MDB&M, Section 27 for all 640.00 acres and the removal of Township 36 North, Range 34 East, Section 35 as the Lessee is purchasing the surface rights. Between NLRC, the Lessor, and NGP Blue Mountain 1, LLC as the Lessee.  Dated March 31, 2009.

28..

Amendment to geothermal lease agreement (March 31, 2003) between Nevada Geothermal Power Company and RLF Nevada Properties, LLC  dated October 26, 2007for geothermal Lease #189093 for the right to explore and develop Geothermal Resources at Blue Mountain, Nevada.

29.

Memorandum of lease dated November 6, 2007 for all of Sections 15 and 23, Township 36 North, Range 34 East, MDB & M, at Blue Mountain, Nevada. (original lease October 19, 1993, and exercise option to renew on March 1, 2004) between BNSF Railway Company and Nevada Geothermal Power Company; the option to extend the term of the Lease Agreement for up to four addition ten-year extension terms from February 28, 2014.

30.	Letter dated November 13, 2008, to Bureau of Land Management referencing lease N-58196, N-77668, N080086 and N-80159 requesting Royal Rate Conversion.
31.	Letter dated November 13, 2008, to Bureau of Land Management referencing lease N-80070, N-7877, N-78124, N-79745 and N-74855 requesting Royal Rate Conversion.
32.

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders  (TCW Energy Fund XIV, L.P.) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008.

33.

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (TCW Energy Fund XIV-A, L.P.) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008.

34.

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (TCW Energy XIV Blocker (NGP Blue Mountain), L.L.C.) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008.

35.

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (TEP Equity Holdings Cayman Blocker, Ltd.) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008.

90

32.

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Ruth Ann Danner, f.k.a. Ruth Ann Tipton Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: S ½) of land in Humboldt County, Nevada.

33.

Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Rebecca Ann Hill f.k.a Rebecca Ann Tipton and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: S ½) of land in Humboldt County, Nevada.

34.

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Rebecca Ann Hill f.k.a. Rebecca Ann Tipton and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: S ½) of land in Humboldt County, Nevada.

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

2.	direct acquisition of control of Canadian businesses with assets of $295,000,000 or more by a WTO investor;
3.

indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

92

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations there under (the "Regulations") "the current" publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the" ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

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

Distributions

For United States federal income tax purposes, the gross amount of a distribution, including any foreign withholding taxes, with respect to your common shares will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles.  For taxable years beginning after December 31, 2002 and before January 1, 2011, dividends received by U.S. Investors that are individuals, estates or trusts from a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the income tax treaty or securities exchange, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company" (PFIC).  As discussed below, we expect to be a PFIC and so the preferential tax rates available to U.S. Investors of a “qualified foreign corporation” will not be available.  U.S. Investors are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to the common shares.

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

Dispositions of Common Shares

Subject to the discussion below of the consequences of being treated as a passive foreign investment company, gain or loss realized by a U.S. Investor (other than a ten percent shareholder) on the sale or other disposition of common shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such U.S. Investor’s basis in the common shares and the amount realized on the disposition.  In general, such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the common shares for more than one year at the time of the sale or exchange.  If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax.  Limitations may apply to your ability to offset capital losses against ordinary income.  Subject to the PFIC rules discussed below, in general, gain from a sale, exchange or other disposition of the common shares by a U.S. Investor will be treated as U.S. source income for foreign tax credit purposes unless such U.S. Investor makes an election under the Code to treat any such gain as foreign source.  (See discussion at “Foreign Tax Credit” above).  Therefore, the use of foreign tax credits relating to any foreign taxes imposed upon such sale may be limited.  You are strongly urged to consult your own tax advisors as to the availability of tax credits for any foreign taxes withheld on the sale of common shares.

Foreign Tax Credit

 A U.S. Investor  that pays (whether directly or through withholding) foreign income tax in connection with the ownership or disposition of common shares may be entitled, at the election of such U.S. Investor, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Investor’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Investor's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Investor during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Investor’s U.S. federal income tax liability that such U.S. Investor’s "foreign source" taxable income bears to such U.S. Investor’s worldwide taxable income.  In applying this limitation, a U.S. Investor’s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."

Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, while gains recognized on the sale of stock of a foreign corporation by a United States person (as defined in section 7701(a) (30) of the Code) should be treated as U.S. source for this purpose, unless such U.S. Investor makes an election under the Code to treat any such gain as foreign source.

However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Investor.  In addition, this limitation is calculated separately with respect to specific categories of income.

Dividends will be treated either as "passive income" or "general income".  In addition, special foreign tax credit rules apply to a U.S. Investor that receives "qualified dividend income" that is subject to reduced U.S. federal income tax rates.

 The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Special United States Federal Income Tax Considerations

Passive Foreign Investment Company

During the 2008 fiscal year the Company was a passive foreign investment company ("PFIC") for United States federal income tax purposes and may be treated as a PFIC for the current and future taxable years.  This conclusion is a factual determination made annually and thus subject to change.  We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our common shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% of our assets are attributable to assets that produce or are held for the production of passive income.  In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the "look-through" rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.

  In addition, if we are a PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Investor or an indirect distribution received by a U.S. Investor, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Investor of the common shares or income recognized by a U.S. Investor on an actual distribution received on the common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

We were a PFIC for our last fiscal year, and based on current business plans and financial projections, we are likely to be a PFIC for the current fiscal year (ending June 30, 2009).  The determination of whether we will be a PFIC for each taxable year will depend, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we will be a PFIC for each taxable year will depend on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty at this time.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Investor of the acquisition, ownership, and disposition of the common shares will depend on whether such U.S. Investor makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Investor that does not make either a QEF Election or a Mark-to-Market Election is referred to herein as a “Non-Electing U.S. Investor.”

If we are determined to be a passive foreign investment company for any taxable year during which a Non-Electing U.S. Investor holds common shares the U.S. Investor will be subject to special tax rules under Section 1291 of the Code with respect to:

-

any "excess distribution" that the U.S. Investor receives on common shares.  Distributions the Non-Electing U.S. Investor receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Investor received during the shorter of the three preceding taxable years or the Non-Electing U.S. Investor’s holding period for the common shares will be treated as an “excess distribution;” and

-

any gain the U.S. Investor realizes from a sale or other disposition (including a pledge) of the common shares.  Under certain proposed Treasury regulations, a "disposition" for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized.  Under certain circumstances, the adjustment generally made to the tax basis of property held by a decedent may not apply to the tax basis of common shares if a “qualified electing fund” (QEF) election as not in effect for the deceased United States Person's entire holding period.  Any loss recognized by a U.S. Investor on the disposition of common shares generally will not be recognized.

Under these special tax rules:

-	the excess distribution or gain will be allocated rateably over your holding period for the common shares;
-	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income; and
-

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Such a Non-Electing U.S. Investor that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  Also, the tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Investor holds the common shares as capital assets.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Investor holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Investor, regardless of whether we cease to be a PFIC in one or more subsequent years. A Non-Electing U.S. Investor may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which we were a PFIC.

QEF Election

A U.S. Investor of a passive foreign investment company may avoid taxation under the excess distribution and gain rules of Section 1291 discussed above by making a "qualified electing fund" (QEF) election to include the U.S. Investor’s share of our income on a current basis.  A U.S. Investor that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Investor’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Investor, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Investor.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Investor that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Investor.  However, a U.S. Investor that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Investor is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Investor that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Investor because of such QEF Election and (b) will adjust such U.S. Investor’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Investor that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Investor’s holding period for the common shares in which the Company was a PFIC.  A U.S. Investor may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Investor files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Investor  must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Investor.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Investor’s holding period for the common shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Investor may make a retroactive QEF Election if such U.S. Investor failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Investor  makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Investor will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Investor even after such U.S. Investor disposes of all of such U.S. Investor’s direct and indirect interest in the common shares.  Accordingly, if such U.S. Investor reacquires an interest in the Company, such U.S. Investor will be subject to the QEF rules described above for each taxable year in which Newco is a PFIC.

However, a U.S. Investor may make a QEF election only if we, as a PFIC furnish the shareholder annually with certain tax information.  However, in part because we do not plan on keeping a set of U.S. tax accounting books, we do not intend to generate, or share with you, the information that you might need to properly complete the IRS Form required to be filed in connection with a QEF, IRS Form 8621.  Each U.S. Investor should consult his or her own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election (see discussion below).

Mark to Market Election

 Alternatively, a U.S. Investor of "marketable stock" in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the excess distribution rules discussed above.  If a U.S. Investor makes a mark-to-market election for the common shares, the U.S. Investor will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of the U.S. Investor’s taxable year over the U.S. Investor’s adjusted basis in such shares.  A U.S. Investor is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Investor’s income for prior taxable years.  Amounts included in a U.S. Investor’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares is treated as ordinary income.  Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares.  A U.S. Investor’s basis in the common shares will be adjusted to reflect any such income or loss amounts.

Mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules.  Such rules require that the securities issued on a foreign securities exchange be regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced; and (b) the rules of the exchange ensure active trading of listed stocks.  A class of stock is "regularly traded" on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  The Company’s common shares are marketed on the 2nd Tier Toronto Stock Exchange, the Over the Counter Bulletin Board. Although the Toronto Stock Exchange is an appropriate foreign securities exchange for such purposes, the class of shares itself is not “regularly traded” because  the common shares as a class of stock does not trade other than in de minimis quantities on at least 15 days during each calendar quarter.   Accordingly, we are not currently a company meeting the requirements of the mark-to-market definition so such an election is not currently available if we were determined to be a PFIC.

Other PFIC Rules

 Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Investor that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Investor may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Investor if we are a PFIC, regardless of whether such U.S. Investor makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Investor that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.  In addition, a U.S. Investor who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value.

 The PFIC rules are complex, and each U.S. Investor should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Receipt of Canadian Currency

The amount of any distribution paid in Canadian dollars to a U.S. Investor on the sale, exchange or other taxable disposition of the common shares generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time).  A U.S. Investor that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to common shares that are paid in Canadian dollars will be included in the gross income of a U.S. Investor as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Investor will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Investor should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

U.S. Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares, or the proceeds received on the sale, exchange or redemption of our common shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations, and backup withholding tax (currently at the rate of 28%) may apply to such amounts if the U.S. Investor (a) fails to furnish such U.S. Investor's correct U.S. taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Investor has previously failed to properly report items subject to backup-withholding tax; or (d) fails to certify, under penalty of perjury, that such U.S. Investor has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Investor  that it is subject to backup-withholding tax.

The amount of any backup withholding from a payment to a U.S. Investor will be allowed as credit against the U.S. Investor’s U.S. federal income tax liability provided that the appropriate returns are filed.  Backup withholding is not an additional U.S. federal income tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Investor's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Investor  furnishes required information to the IRS. A U.S. Investor that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS.  Each U.S. Investor should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

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

Not Applicable.

G.

Statements by Experts

Not Applicable.

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

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations.  At present, our functional currency is the Canadian dollar.  Based on our overall exchange rate risk as at June 30, 2008, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position.  We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure.  We do not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act) as of the end of the period covered by this Annual Report.  Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of June 30, 2008, the Company’s disclosure controls and procedures were not effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rules 13a-15(f) and 15d to 15(f).  Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Our chief executive officer and chief financial officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2008 by conducting a series of activities to assess its controls based on the criteria set by the Committee of Sponsoring Organizations of the Treadway Commission.  First a project plan was prepared, detailing the scope of work to be completed, including the key tasks.  Then documentation was prepared to describe the internal controls in place.  This task included four areas of review: (1) disclosure controls and procedures (2) entity level controls (3) general computer controls (4) business processes providing information for the Company’s financial reporting.

Based on this documentation, an evaluation was made of the “design of internal control” over each of these areas and any control deficiencies were identified.  These deficiencies were discussed with the chief financial officer and staff involved in performing the internal controls requiring remediation.

Once the deficiencies had been remediated and the design of internal control appeared adequate, test plans were prepared to evaluate the operating effectiveness of the internal controls in place.

As a result of testing, one material internal control weakness was noted, notwithstanding there were no errors found.  This internal control weakness relates to the chief financial officer’s preparation of complex journal entries.  It was discussed with the external auditors that the chief financial officer discusses complex accounting issues with the external auditors prior to preparing journal entries and with the audit committee at quarterly meetings but it was felt prudent to further formalize FY2009 oversight.  Following the fiscal year end the Company contracted with an third party to provide advice regarding complex accounting entries, limiting the Chief Financial Officer role to approval of these entries and mitigating the associated risks resulting from the previous lack of segregation.

Our independent registered public accounting firm, Morgan & Company, has issued an audit report on our internal control over financial reporting.  Their audit report included elsewhere in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than described above, there were no other significant changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The report required by this item is set forth at pages 109 to 111.

ITEM 16A

Audit Committee Financial Expert

Our Board has determined that it has at least one audit committee financial expert serving on its audit committee. Domenic J. Falcone, CPA, is our "audit committee financial expert", as defined by the rules of the Commission.  Mr. Falcone is an independent director.  Mr. Falcone possesses the educational and professional qualifications and experience to qualify as such.  In addition to Mr. Falcone's experience, we also believe that all members of the audit committee and of our Board are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

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

Audit Fees

The aggregate fees billed by Morgan & Company, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended June 30, 2008 and 2007 were $110,000 and $53,000, respectively.  These services also include those that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended June 30, 2008 and 2007, the aggregate fees billed for assurance and related services by Morgan & Company, Chartered Accountants, relating to our financial statements and which are not reported under the caption "Audit Fees" above, were $Nil and $3,960, respectively.

Tax Fees

For the fiscal years ended June 30, 2008 and 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan & Company, Chartered Accountants, were $2,500 and $2,500, respectively.

All Other Fees

For the fiscal years ended June 30, 2008 and 2007, the aggregate fees billed by Morgan & Company, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

ITEM 16D.

Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F

Change in Registrant’s Certifying Accountant

Not Applicable.

ITEM 16G

Corporate Governance

Not Applicable.

PART III

ITEM 17

Financial Statements

The following financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 17 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Page 9 of this Annual Report.

The following financial statements are filed as part of the Annual Report:

-	Independent Auditor’s Report dated October 10, 2008.
-	Consolidated balance sheets for the years ended June 30, 2008 and 2007.
-	Consolidated statements of loss and deficit for the years ended June 30, 2008, 2007 and 2006.
-	Consolidated statements of cash flows for the years ended June 30, 2008, 2007 and 2006.
-	Consolidated statements of comprehensive loss for the years ended June 30, 2008, 2007, 2006.
-	Notes to consolidated financial statements.

ITEM 18

Financial Statements

See Item 17.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2008

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Nevada Geothermal Power Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Nevada Geothermal Power Inc. as of June 30, 2008, and an audit of its 2008 and 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2008 and 2007, and the consolidated statements of loss and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2008 in accordance with Canadian generally accepted accounting principles.

Internal Control Over Financial Reporting

We have also audited Nevada Geothermal Power Inc.’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nevada Geothermal Power Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

…/2

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in Management’s Report on Internal Control Over Financial Reporting:

Insufficient Review of Journal Entries

The Company did not maintain effective controls over the review, supervision, and monitoring of accounting processes related to the creation of journal entries (adjusting and consolidating) at the senior management level. Both recurring and non-recurring journal entries, prepared by the CFO or Controller, were not always adequately reviewed and approved for validity, completeness and accuracy.

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the June 30, 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Vancouver, Canada	“Morgan & Company”

October 10, 2008	Chartered Accountants

…/3

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated October 10, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

October 10, 2008	Chartered Accountants

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	JUNE 30
	2008	2007

ASSETS

Current
Cash and cash equivalents	$11,686,765	$13,540,315
Amounts receivable	146,310	75,580
Marketable securities (Note 4)	184,000	126,000
Prepaid expenses	137,083	159,039
	12,154,158	13,900,934

Restricted Cash (Note 6(a))	686,997	683,249
Property, Plant And Equipment (Note 5)	18,906,523	53,943
Interests In Geothermal Properties (Note 6)	51,185,593	25,180,575

	$82,933,271	$39,818,701

LIABILITIES

Current
Accounts payable and accrued liabilities	$10,736,462	$2,938,540

Bank Loan (Note 7)	21,292,125	-
Asset Retirement Obligation (Note 8)	1,074,261	424,377
	33,102,848	3,362,917

SHAREHOLDERS’ EQUITY

Share Capital (Note 9)	58,881,390	41,862,542
Contributed Surplus (Note 9)	4,385,478	4,557,978
Accumulated Other Comprehensive Income	39,642	50,642
Deficit	(13,476,087)	(10,015,378)
	49,830,423	36,455,784

	$82,933,271	$39,818,701

Commitments (Note 12)
Subsequent Events (Note 16)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)

	YEARS ENDED JUNE 30
	2008	2007	2006

Operating Expenses
Accounting and audit	$50,900	$39,651	$40,566
Administration	843,999	225,592	110,083
Accretion (Note 8)	21,145	-	-
Amortization (Note 5)	62,508	20,549	10,900
Consulting fees	273,231	360,877	180,689
Conventions and publishing	331,197	177,047	486,736
Foreign exchange loss (gain)	312,550	638,072	(143,837)
Investor relations	97,107	119,712	84,995
Insurance	60,617	88,000	50,000
Legal	267,089	148,576	90,522
Investor communication	31,798	17,777	14,415
Office expenses	147,447	78,334	48,646
Recruitment fee (Note 10)	131,200	-	-
Rent and telephone	144,298	77,365	56,112
Site investigation	-	5,640	-
Stock-based compensation	867,651	1,279,145	692,059
Transfer agent and regulatory fees	98,751	76,865	63,925
Travel and business development	163,509	130,844	89,319
	3,904,997	3,484,046	1,875,130

Other Income (Expenses)
Interest income	316,984	448,195	189,133
Gain on sale of marketable securities	-	103,965	62,780
(Loss) on disposal of equipment	(3,320)	-	-
Property option proceeds in excess of mineral property costs	130,624	56,907	17,845
	444,288	609,067	269,758

Net Loss For The Year	(3,460,709)	(2,874,979)	(1,605,372)

Deficit, Beginning Of Year	(10,015,378)	(7,140,399)	(5,535,027)

Deficit, End Of Year	$(13,476,087)	$(10,015,378)	$(7,140,399)

Basic And Diluted Loss Per Share	$(0.04)	$(0.05)	$(0.04)

Weighted Average Number Of Common Shares
Issued And Outstanding	79,122,910	61,294,757	36,537,557

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	YEARS ENDED JUNE 30
	2008	2007	2006

Net Loss For The Year	$(3,460,709)	$(2,874,979)	$(1,605,372)

Other Comprehensive (Loss) Income
Unrealized holding (loss) gain on marketable securities	(11,000)	50,642	-

Comprehensive Loss For The Year	$(3,471,709)	$(2,824,337)	$(1,605,372)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	YEARS ENDED JUNE 30
	2008	2007	2006

Cash Flows From (Used In) Operating Activities
Net loss for the year	$(3,460,709)	$(2,874,979)	$(1,605,372)
Non-cash items included in net loss:
Amortization	62,508	20,549	10,900
Accretion	21,145	-	-
(Gain) on sale of marketable securities	-	(103,965)	(62,780)
Loss on disposal of equipment	3,320	-	-
Marketable securities received as option payment	(69,000)	(47,000)	-
Recruitment fees	131,200	-	-
Stock-based compensation	867,651	1,279,145	692,059

Net changes in non-cash operating working
capital items relating to operations:
(Increase) Decrease in amounts receivable	(70,730)	16,632	(16,526)
Increase (Decrease) in accounts payable and
accrued liabilities	(2,374,415)	(1,400,494)	1,688,435
(Increase) Decrease in prepaid expenses	21,956	(134,593)	55,689
	(4,867,074)	(3,244,705)	762,405

Cash Flows Used In Investing Activities
Geothermal property interests	(20,417,097)	(12,988,398)	(5,123,879)
Proceeds from disposal of marketable securities	-	197,660	128,085
Restricted cash	(3,748)	(671,997)	-
Proceeds from disposal of capital assets	1,045	-	-
Acquisition of property and equipment	(12,786,173)	(43,746)	(26,417)
	(33,205,973)	(13,506,481)	(5,022,211)

Cash Flows From Financing Activities
Net proceeds from private placements	14,051,097	13,879,209	16,393,296
Bank loan	20,372,000	-	-
Agents’ units exercised	1,416,000	-	-
Proceeds from stock options exercised	352,900	295,200	264,540
Proceeds from warrants exercised	27,500	-	1,755,015
	36,219,497	14,174,409	18,412,851

Increase (Decrease) In Cash And Cash Equivalents	(1,853,550)	(2,576,777)	14,153,045

Cash And Cash Equivalents, Beginning Of Year	13,540,315	16,117,092	1,964,047
Supplemental Disclosure of Cash Flow Information
Cash And Cash Equivalents, End Of Year	$11,686,765	$13,540,315	$16,117,092
Cash Paid During The Year For:
Interest	$-	$-	$-
Income taxes	$-	$-	$-
Additional Cash Flow Information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995, under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties. The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2008, the Company had working capital of $1,417,696, and had accumulated losses totalling $13,476,087.

Subsequent to the year end the Company raised $183 million (US$180 million) for the continued development of its Blue Mountain power plant project. The Company’s ability to continue as a going concern is dependent upon successful completion of its geothermal projects, such as Blue Mountain, and upon its ability to attain profitable operations. However, there is no assurance that management will be successful in achieving these objectives.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company, incorporated in the State of Nevada, U.S.A., Desert Valley Gold Co., incorporated in the State of Nevada, NGP Blue Mountain Holdco LLC, a Delaware limited liability company, NGP Blue Mountain I LLC, a Delaware limited liability company, and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter- company balances and transactions have been eliminated upon consolidation.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less.

c)

Marketable Securities

In accordance with the recommendations of section 3855 “Financial Instruments – Recognition and Measurement” of the Canadian Institute of Chartered Accountants Handbook, the Company has designated its marketable securities, composed of shares of another resource company, as available for sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

d)

Geothermal Property Costs

Costs of acquisition, exploration and development of geothermal properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of- production basis, based on estimated proven geothermal resources of the areas. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

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

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This policy requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This policy requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

g)

Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost and are amortized over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Computer software	100%

The Company’s assets under construction are recorded at cost and will be transferred to plant and equipment together with any pre-production revenues at the commencement of commercial operations. These assets will then be amortized on a straight-line basis over the useful life of these assets, which is expected to be up to 30 years.

h)

Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Any impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. During the years ended June 30, 2008 and 2007, no write-downs of long- lived assets were recognized.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock - Based Compensation and Other Stock-Based Payments” to record stock-based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or geothermal property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options, together with the related portion of contributed surplus, is credited to share capital.

The Company uses the Black-Scholes option valuation model to estimate the fair value of stock-based compensation. The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measurement of the fair value of the Company’s share purchase assumptions.

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

k)

Loss Per Common Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method, which assumes that any proceeds from the exercise of stock options, warrants, and other instruments would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of these calculations is anti-dilutive.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)

Asset Retirement Obligations

Future costs to retire an asset, including environmental costs and remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated.

m)

Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiaries have been translated using the temporal method whereby the assets and liabilities are translated at the period end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses, other than amortization and accretion, at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

n)

Financial Instruments

Effective July 1, 2007, the Company classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period. As at June 30, 2008, the Company had not entered into any hedging arrangements.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, accounts payable and accrued liabilities, and a bank loan. It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. Marketable securities are carried at market value. The fair value of all financial instruments approximates their carrying value.

At June 30, 2008, the Company was not invested in financial instruments that expose it to significant market, credit or liquidity risk. The Company’s cash was invested in certificates of deposit at a major Canadian bank. Management assessed the financial condition of this bank and believes that the possibility of any credit loss is minimal.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Borrowing Costs

Borrowing costs, which include interest, legal fees, advisory fees, stand-by fees and commissions, are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to construction in progress and interests in geothermal properties while these assets are prepared for their intended use.

p)

Variable Interest Entities

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.

q)

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

r)

Fair Value of Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method to determine the fair value of warrants issued. Warrants issued to brokers are evaluated by using the Black- Scholes model.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS

a)

Financial Instruments – Disclosures and Financial Instruments – Presentation

In December 2006, the CICA issued Handbook sections entitled “Financial Instruments – Disclosures,” (section 3862) and “Financial Instruments – Disclosure and Presentation (section 3863), which will replace “Financial Instruments – Disclosure and Presentation (section 3861). The new disclosures standard increases the emphasis on the risk associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and becomes effective for the Company’s interim and annual reporting periods beginning July 1, 2008. The Company has reviewed the impact of the new standard and will provide the required disclosure.

b)

Going Concern

In November 2007, Handbook section 1400 entitled “General Standards of Financial Statement Presentation” has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The recommendations become effective for the Company’s interim and annual reporting periods beginning July 1, 2008. The Company has reviewed the impact of the new standard and will provide the required disclosure.

c)

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and, for the Company, is effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently assessing the impact of this section.

d)

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of July 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2010. The Company has completed a preliminary review of IFRS and will be assessing the impact over the next 12 months.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

e)

Capital Disclosures

The AcSB issued CICA Handbook Section 1535 “Capital Disclosures”. The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on its financial statements. This new section relates to disclosures which did not have an impact on the Company’s financial results. This section applies to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

f)

Cash Distributions

CICA Handbook Section 1540 “Cash Flow Statements”, has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The revised requirements are effective for interim and annual financial statements for fiscal years ending on or after March 31, 2007. The adoption of this Section did not result in any changes in the disclosure within the financial statements.

g)

Accounting Changes, Section 1506

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

h)

Accounting Policy for Transaction Costs, EIC-166

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”). Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective for the year ended June 30, 2008 and applied retroactively to expense all transaction costs related to acquisition of financial liabilities that are classified as other than held-for-trading in accordance with Section 3855.

i)

Hedging, Section 3865

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

4.

MARKETABLE SECURITIES

	2008		2007
	NUMBER		NUMBER
	OF		OF
	SHARES	AMOUNT	SHARES	AMOUNT

Sierra Geothermal Power Corp.
Cost – common shares	400,000	$144,358	300,000	$75,358
Unrealized gain recognized	-	39,642	-	50,642

	400,000	$184,000	300,000	$126,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

5.

PROPERTY, PLANT AND EQUIPMENT

	2008	2007

Computer equipment	$94,890	$41,649
Field equipment	161,630	14,446
Office furniture and equipment	59,723	31,314
Computer software	45,568	18,883
Land	155,280	-
	517,091	106,292
Accumulated amortization	113,768	52,349
	403,323	53,943
Assets under construction	18,503,200	-

	$18,906,523	$53,943

6.

INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	2008	2007

Blue Mountain Project – Nevada (a)	$50,495,368	$24,662,966
Pumpernickel Valley Project – Nevada (b)	-	-
Black Warrior Peak Project – Nevada (c)	204,890	101,247
Crump Geyser Project – Oregon (d)	485,335	416,362

	$51,185,593	$25,180,575

a)

Blue Mountain Project, Nevada

The Company holds a 100% leasehold interest in certain lands located in Humboldt County, Nevada. The leasehold interest covers 4,445 hectares (10,984 acres) on 17 land sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of 1,295 hectares (3,200 acres) out of a total of the 3,885 hectares (9,600 acres) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

a)

Blue Mountain Project, Nevada (Continued)

The Company signed a 20-year power purchase agreement with Nevada Power Company (“NPC”), a subsidiary of Sierra Pacific Resources, for up to approximately 35 gross megawatts (“MW”) of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the NPC to serve its customers in Nevada.

Under the terms of the agreement, the Company has provided to NPC a $686,997 (US$645,000) security deposit in the form of a letter of credit. NPC has the right to draw upon these funds in the following circumstances: i) if the Company fails to make any required payments under the contract; ii) if the letter of credit is not renewed by the required date; or iii) if certain conditions regarding the credit rating of the issuing financial institution are not met. The Company has placed on deposit with a Canadian Chartered Bank a US dollar denominated term deposit of $656,997 (US$645,000) as security for this letter of credit. This security deposit has been disclosed as restricted cash in these financial statements. The deposit currently earns interest at the rate of 1.55% per annum which accrues to the Company.

In November 2007, the Company executed a Large Generator Interconnection Agreement (“LGIA”) with Sierra Pacific Power Company (“SPPC”). The LGIA covers up to 75 megawatts of new electric generation in two phases from the Blue Mountain geothermal resource. The Agreement was the culmination of SPPC engineering studies which determined that interconnection to SPPC’s electrical transmission grid was feasible. The Agreement commits the Company to reimburse approximately $713,000 (US$700,000) interconnection capital costs and to provide a $1.40 million (US$1.37 million) letter of credit to secure payment for additional estimated system upgrades.

In February 2008, the Company’s subsidiary, NGP Blue Mountain I LLC (“NGP I”), issued a $20.4 million (US$20.0 million) Limited Notice To Proceed (“LNTP”) under a fixed-price, date-certain engineering, procurement and construction (“EPC”) contract, later signed with Ormat Nevada Inc. (“ORMAT”) to supply and construct the phase 1 power plant of NGP’s planned geothermal power development at Blue Mountain, Nevada. Ormat began detailed engineering design, as well as manufacturing and purchasing of certain long-lead items for Blue Mountain’s power plant in order to meet the guaranteed substantial completion date of December 31, 2009. The LNTP was initially supported by an irrevocable $10.2 million (US$10.0 million) letter of credit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

a)

Blue Mountain Project, Nevada (Continued)

In March 2008, NGP 1 and Ormat Technologies Inc.’s subsidiary, Ormat Nevada Inc., entered into a $77.4 million (US$76 million) EPC contract, for a 49.5 MW (gross) power plant, consisting of three Ormat energy converters at Blue Mountain’s geothermal project in Nevada. The Company is currently in discussions with NPC for a phase 2 power contract, covering expected additional power production.

On May 1, 2008, NGP 1 increased the Company’s commitment under the LNTP to $26.8 million (US$26.3 million) and increased the size of the supporting letter of credit by $5.1 million (US$5 million), to $15.3 million (US$15 million).

The following costs have been incurred on the project:

	2008	2007

Acquisition
Property leases, permits and regulatory	$109,738	$77,154

Deferred exploration and development expenditures
Geological and geophysical	1,118,713	1,204,632
Non-geological consulting	91,908	219,237
Drilling	18,629,907	10,860,898
Plant feasibility study	-	101,966
Road maintenance	-	520,800
Camp and field supplies	2,999,736	2,141,491
Reports and maps	38,756	14,420
Testing	697,971	2,204
Water analysis	-	91,644
Water rights	-	29,208
Borrowing costs	1,103,387	-
Drilling advances	402,750	-
Provision for remediation	639,536	424,377

Costs incurred during the year	25,832,402	15,688,031
Balance, beginning of year	24,662,966	8,974,935

Balance, end of year	$50,495,368	$24,662,966

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

b)

Pumpernickel Valley Project, Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,680 hectares (6,622 acres). The Company leases geothermal rights from Newmont USA and the United States Bureau of Land Management (“BLM”). Under an agreement with Ormat the Company gave a right of first refusal for the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing.

The Newmont lease grants the Company the exclusive geothermal, surface and water rights. The Company pays $3/acre, with all rental payments creditable to royalties due upon production of:

•

3½% of gross proceeds from electrical power sales (less taxes and transmission costs);

•

5% of the gross proceeds of a sale of any substances in an arm’s length transaction;

•

2% of the gross proceeds from the sale of, or manufacture, of bi-products;

•

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility; and

•

Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

The BLM lease transferred from Ormat is encumbered by a royalty interest (0.5%) with Ehni Enterprises Inc.

In October 2004, the Company entered into an option agreement with Sierra Geothermal Power Corp (“SGC”) under which SGC would finance up to $5-million in exploration and development for a 50% joint-venture interest. The Company and SGC have amended the agreement twice, most recently to revise the earn-in schedule. At June 30, 2008, SGC was current with its obligations. To complete its earn-in of the 50% joint venture interest, SGC is required to make cash payments and issue stock by December 15, 2008, as follows: (a) $70,000; (b) reimburse exploration and development expenditures totaling $4-million; and (c) 200,000 common shares.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

b)

Pumpernickel Valley Project, Nevada (Continued) The following costs have been incurred on the project:

	2008	2007

Acquisition
Property leases, permits and regulatory	$3,426	$10,710

Deferred exploration expenditures
Camp and field supplies	8,445	5,331
Drilling	280,287	-
Geological and geophysical	84,616	268,342
Non-geological consulting	1,378	3,893
Reports and maps	165	5,109
Testing	1,652	-
Water analysis	1,371	-
Sierra Geothermal funding and option payments	(381,340)	(293,385)

Costs incurred during the year	-	-
Balance, beginning of year	-	-

Balance, end of year	$-	$-

c)

Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1.02 million (US$1.00 million).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

c)

Black Warrior Peak Project, Nevada (Continued)

The following costs have been incurred on the project:

	2008	2007

Acquisition
Property leases, permits and regulatory	$43,627	$15,168

Deferred exploration expenditures
Camp and field supplies	1,538	-
Geological and geophysical	58,448	857
Reports and maps	30	-

Costs incurred during the year	103,643	16,025
Balance, beginning of year	101,247	85,222

Balance, end of year	$204,890	$101,247

d)

Crump Geyser, Oregon

On August 1, 2005, the Company leased 2,916 hectares (7,206 acres) of geothermal land located in south-eastern Oregon. The leases are on private land and are subject to a royalty of 3.5% of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	2008	2007

Acquisition
Property leases, permits and regulatory	$45,246	$17,307

Deferred exploration
Camp and field supplies	1,890	6,220
Geological and geophysical	18,873	28,498
Legal and consulting (non-geological)	2,650	-
Reports and maps	314	-
Water analysis	-	816

Costs incurred during the year	68,973	52,841
Balance, beginning of year	416,362	363,521

Balance, end of year	$485,335	$416,362

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

7.

BANK LOAN

On November 1, 2007, the Company’s wholly owned subsidiary NGP Blue Mountain I LLC (“NGP I”) closed a $20.4 million (US$20.0 million) bridge financing with Glitnir Banki hf (“Glitnir”), secured solely by those assets related to the Blue Mountain project.

Glitnir extended the bridge loan facility of $20.4 million (US$20 million) for the continuing development of the up to 35 gross MW Blue Mountain project in Nevada. The proceeds of the loan financed further developmental drilling, preconstruction efforts for the geothermal power plant, the geothermal well field, related infrastructure and development costs.

Under the terms of the bridge loan, interest was charged on funds drawn, at the Company’s option, at an interest rate based upon either the 90 day LIBOR rate (i.e. interest rate per annum, determined to be the rate calculated on deposits in the London England intermarket, by reference to the British Bankers’ Association Interest Settlement Rates, two days prior to the beginning of such interest period) or the greater of the average of the overnight Federal funds transactions plus 0.5% and WSJ (Wall Street Journal) prime rate, plus a margin ranging from 2.25% to 4.25% per annum. NGP I also paid Glitnir a commitment fee equal to 0.5% per annum on the undrawn funds for each day during the period from and including the date of the loan approval to the last day undrawn funds were available. An upfront fee was paid to Glitnir in the amount of $255,000 (US$250,000). NGP I had no obligation to make any payment of principal, interest or commitment fee prior to the earlier of: the closing of construction financing or November 1, 2008, unless it had not complied with the terms of the loan agreement.

As at June 30, 2008, NGP I had drawn the full $20.4 million (US$20.0 million) facility and incurred approximately $920,000 (US$903,323) in interest charges and commitment fees.

In connection with the LNTP contracted with ORMAT, in February 2008, the Company and Glitnir amended the loan agreement to grant a $10.2 million (US$10.0 million) letter of credit in favor of ORMAT. The letter of credit expired when the loan agreement matured and required payment of a commitment fee of 0.5% per annum and a letter of credit fee of 4.25% per annum, payable quarterly. On April 1, 2008, Glitnir increased the letter of credit to $15.3 million (US$15.0 million).

On August 29, 2008, the Company closed a long term debt financing with Trust Company of the West (“TCW”), a large US based investment management company. The Glitnir bridge loan, interest, and commitment fees were repaid in full and the letter of credit was replaced with a similar letter of credit issued by Bank of the West. As a result, at June 30, 2008, the Glitnir bridge loan was reclassified as long term debt.

8.

ASSET RETIREMENT OBLIGATION

The undiscounted amount of expected cash flows required to settle the asset retirement obligation is estimated at $5,323,678 (2007 - $1,331,950). The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at 8.84% (2007 – 5.21%) and the inflation rate used is 4.00% (2007 – 3.08%).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

8.

ASSET RETIREMENT OBLIGATION (Continued)

	2008	2007
Balance, beginning of year	$424,377	$-

Additions to reclamation and closure costs	628,739	424,377
Accretion expense	21,145	-

Balance, end of year	$1,074,261	$424,377

The majority of costs attributed to these commitments and contingencies are expected to be incurred by 2030, and are to be funded mainly from the Company’s cash provided by operating activities. The Company’s provision for future site reclamation and closure costs is based on known United States federal and local laws and regulations concerning environmental requirements.

9.

SHARE CAPITAL

a)

Authorized

Unlimited voting common shares – no par value

25,000,000 first preferred shares – no par value (none issued)

25,000,000 second preferred shares – no par value (none issued)

b)

Common Shares Issued and Outstanding

			CONTRIBUTED
	NUMBER	AMOUNT	SURPLUS

Balance, June 30, 2006	53,202,171	$28,591,656	$2,375,310

Issued for cash:
Stock options exercised	545,000	295,200	-
Private placements, net of financing costs	23,077,000	12,842,679	-
Stock options exercised – stock option valuation	-	133,007	(133,007)
Compensation options granted	-	-	1,279,145
Agents’ units granted	-	-	1,036,530

Balance, June 30, 2007	76,824,171	41,862,542	4,557,978

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.

SHARE CAPITAL (Continued)

b)

Common Shares Issued and Outstanding (Continued)

			CONTRIBUTED
	NUMBER	AMOUNT	SURPLUS

Balance, June 30, 2007	76,824,171	$41,862,542	$4,557,978
Issued for cash:
Stock options exercised	587,000	352,900	-
Share purchase warrants exercised	25,000	27,500	-
Private placements, net of financing costs	15,000,000	13,675,004	-
Agents’ units exercised	1,573,333	1,416,000	-
Stock options exercised – stock option
valuation	-	1,416,244	(1,416,244)
Issued for recruitment fees (Note 10)	160,000	131,200	-
Compensation options granted	-	-	867,651
Agents’ compensation option	-	-	376,093

Balance, June 30, 2008	94,169,504	$58,881,390	$4,385,478

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

As a finance fee, the Company granted the agents up to 1,846,160 units at a price of $0.65 per unit expiring March 1, 2009. Each unit consists of one common share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,036,530 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60% and a two year term for both the common share portion and the warrant portion.

During the year ended June 30, 2008, the Company completed a private placement and issued 15,000,000 shares at a price of $1.00 per share for gross proceeds of $15,000,000 before issuance costs of $1,324,996 including non-cash consideration of $376,093 which grants the underwriters an option to acquire 1,050,000 shares at $1 per share. These options were valued using the Black-Scholes option pricing model, with an interest rate of 2.78%, a dividend rate of 0%, volatility of 57% and an expected life of 1.5 years.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.

SHARE CAPITAL (Continued)

c)

Stock Options

During the year ended June 30, 2008, the Company received $352,900 (2007 - $295,200) from the exercise of 587,000 (2007 – 545,000) stock options.

As at June 30, 2008, the following stock options were outstanding:

	NUMBER		WEIGHTED	NUMBER
	OUTSTANDING	REMAINING	AVERAGE	EXERCISABLE
EXERCISE	AT JUNE 30	CONTRACTUAL	EXERCISE	AT JUNE 30
PRICE	2008	LIFE (YRS)	PRICE	2008

$ 0.28	378,000	0.30	$ 0.28	378,000
$ 0.35	180,000	0.66	$ 0.35	180,000
$ 0.54	117,000	1.26	$ 0.54	117,000
$ 0.65	3,575,000	3.77	$ 0.65	3,546,250
$ 0.80	250,000	4.09	$ 0.80	250,000
$ 0.81	80,000	4.26	$ 0.81	80,000
$ 0.90	1,423,000	2.55	$ 0.90	1,423,000
$ 1.03	1,341,000	4.91	$ 1.03	1,251,000
$ 1.12	410,000	4.66	$ 1.12	410,000
$ 1.15	255,000	4.42	$ 1.15	197,500

	8,009,000	3.55	$ 0.78	7,832,750

A summary of the changes in stock options for the years ended June 30, 2008 and 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2006	3,483,000	$0.71

Granted	3,927,000	0.65
Exercised	(545,000)	(0.54)
Cancelled/Expired	(325,000)	(0.90)

Balance, June 30, 2007	6,540,000	0.68

Granted	2,286,000	1.02
Exercised	(587,000)	(0.60)
Cancelled	(230,000)	(0.81)

Balance, June 30, 2008	8,009,000	$0.78

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.

SHARE CAPITAL (Continued)

c)

Stock Options (Continued)

On October 1, 2007, the Company cancelled 230,000 stock options held by a former employee and consultant.

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the year ended June 30, 2008, the Company recorded $867,651 (2007 - $1,279,145) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant. The options vest immediately.

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk free interest rate	2.88-4.67%	3.98-4.17%
Expected life	1-2 years	1-2 years
Expected volatility	47-63%	54-67%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.38	$0.32

d)

Agents’ Compensation Units and Options

During the year ended June 30, 2008, the Company received $1,416,000 from the exercise of 1,573,333 agents’ units.

As at June 30, 2008, the following agents’ compensation units and options were outstanding:

		NUMBER		NUMBER
		OUTSTANDING	REMAINING	EXERCISABLE
	EXERCISE	AT JUNE 30	CONTRACTUAL	AT JUNE 30
EXPIRY DATES	PRICE	2008	LIFE (YRS)	2008

AGENTS UNITS
March 1, 2009	$0.65	1,846,160	0.67	1,846,160

AGENTS OPTIONS
November 15, 2009	$1.00	1,050,000	1.38	1,050,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.

SHARE CAPITAL (Continued)

d)

Agents’ Compensation Units and Options (Continued)

A summary of the changes in agents’ units and options for the years ended June 30, 2008 and 2007 is presented below:

	AGENTS UNITS		AGENTS OPTIONS
		WEIGHTED		WEIGHTED
	NUMBER	AVERAGE	NUMBER	AVERAGE
	OF	EXERCISE	OF	EXERCISE
	UNITS	PRICE	OPTIONS	PRICE

Balance, June 30, 2006	1,573,333	$0.90	-	$-

Granted	1,846,160	0.65	-	-

Balance, June 30, 2007	3,419,493	0.77	-	-

Granted	-	-	1,050,000	1.00
Exercised	(1,573,333)	(0.90)	-	-

Balance, June 30, 2008	1,846,160	$0.65	1,050,000	1.00

e)

Share Purchase Warrants

For the year ended June 30, 2008, the Company received $27,500 from the exercise of 25,000 share purchase warrants.

As at June 30, 2008, the following share purchase warrants were outstanding:

NUMBER
OF	EXERCISE	EXPIRY
WARRANTS	PRICE	DATE

3,850,000	$1.10	February 12, 2009
19,202,000	$1.10	February 28, 2009

23,052,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.

SHARE CAPITAL (Continued)

e)

Share Purchase Warrants (Continued)

A summary of the changes in share purchase warrants for the years ended June 30, 2008 and 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	WARRANTS	PRICE

Balance, June 30, 2006	24,465,667	$1.31

Issued	23,357,000	1.10
Expired	(5,079,000)	(0.90)

Balance, June 30, 2007	42,743,667	1.24

Issued	1,573,333	1.40
Expired	(21,240,000)	(1.40)
Exercised	(25,000)	(1.10)

Balance, June 30, 2008	23,052,000	$1.10

f)

Escrow Shares

As at June 30, 2008 and 2007, there were no shares held in escrow.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

As at June 30, 2008, a total of $81,179 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

During the years ended June 30, 2008 and 2007, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007

Consulting and wages – administration	$397,326	$283,528
Director fees	$58,136	$54,772
Consulting, including financing success fee – geothermal	$822,227	$693,374
Rent	$11,613	$2,888
Recruitment fee	$131,200	$-
Property and equipment	$102,143	$-

Consulting and wages are primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s bridge loan with Glitnir and two subsequent letters of credit in support of the LNTP contracted with Ormat. Recruitment fees, and property and equipment purchases relate to the purchase of assets from Fairbank Engineering Ltd and hiring the former employees.

On October 1, 2007, the Company entered into an employment contract with the President and Chief Executive Officer of the Company. Simultaneously, the Company agreed to hire the former employees and acquire certain property and equipment from Fairbank Engineering Ltd. (“FEL”). FEL was a consulting company owned by the President. As consideration, the Company issued to FEL, 160,000 common shares at a price of $0.82 per share and paid the balance of the purchase price of $102,143 in cash. The agreement was accepted by the TSX venture exchange on January 16, 2008.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

On November 1, 2007, the Company paid the first portion of a financing success fee of $407,000 (US$400,000) contemplated by the January 12, 2007 financial advisory services agreement with a director of the Company, as amended July 2, 2007. In February 2008, the Company paid the second portion of the success fee of $204,000 (US$200,000) in connection with the letter of credit issued to support the LNTP.

Subsequent to June 30, 2008, a further $560,000 (US$550,000) was paid as a financing success fee in connection with the increase in letter of credit and with the TCW financing. The Company estimates financing success fees could reach, in total, approximately $2.65 million (US$2.6 million).

11.

INCOME TAXES

The recovery of Canadian income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2008	2007

Statutory income tax rate	31%	34%

Expected income tax recovery	$(1,079,000)	$(981,000)
Change in future tax rates	(365,000)	-
Net adjustment for amortization, deductible and non- deductible differences	(54,000)	109,000
Geothermal property costs	(8,342,000)	(4,633,000)
Unrecognized benefit for non-capital losses	9,840,000	5,505,000

Income tax expense	$-	$-

The significant components of the Company’s Canadian future tax assets (liability) are as follows:

	2008	2007

Operating losses	$18,116,000	$8,948,000
Share issuance costs	897,000	1,159,000
	19,013,000	10,107,000
Valuation allowance for future income tax assets	(2,958,000)	(2,093,000)

Net future income tax assets	16,055,000	8,014,000
Geothermal properties	(16,055,000)	(8,014,000)
Net future income tax liability	$-	$-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

11.

INCOME TAXES (Continued)

The Company has non-capital losses carried forward of approximately $9,666,000 (2007 – $6,560,000) for Canadian income tax purposes and $43,324,000 (US$42,535,000) (2007 – $19,730,000 (US$18,630,000)) for US income tax purposes, that may be available.

Losses for Canadian tax purposes expire as follows:

2008	$184,000
2009	293,000
2010	456,000
2014	444,000
2015	1,070,000
2026	1,415,000
2027	2,318,000
2028	3,486,000

$9,666,000

The recovery of U.S. income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

Losses for U.S. tax purposes expire as follows:

2023	$41,000
2024	331,000
2025	1,174,000
2026	4,229,000
2027	13,199,000
2028	24,350,000

	$43,324,000	(US$ 42,535,000)

During the year ended June 30, 2008, the Company re-filed its tax returns in the United States for the years ended June 30, 2004 to June 30, 2006. These re-filed tax returns and the tax return for the year ended June 30, 2007, have not yet been assessed by the Internal Revenue Service (“IRS”). If the returns are assessed as filed, the Company’s future net income tax assets would increase to $5,309,000 (US$5,212,000) and losses for US tax purposes would decrease to $8,026,000 (US$7,860,000).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

12.

COMMITMENTS

Except as disclosed elsewhere in these consolidated financial statements, the Company had the following commitments at June 30, 2008:

a)

The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

2009	$636,173
2010	697,981
2011	703,600
2012	670,812
2013	671,295
2014 and thereafter	827,516

$4,207,377

b)

On October 1, 2007, the Tywell Management Agreement was terminated and replaced by an employment agreement whereby the Company retained the services of Mr. Brian Fairbank on a full-time basis for a period of two years in consideration of a payment of $250,000 in salary per year. The agreement provides for severance payments equal to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

c)

The November 2007 LGIA Agreement commits the Company to provide a letter of credit that can be drawn to reimburse SPPC for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant. The Agreement also commits the Company to reimburse SPPC’s interconnection facilities capital expenditures, estimated to reach approximately $713,000 (US$700,000). In February 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.4 million (US$1.37-million), which was issued August 29, 2008.

d)

In February 2008, the Company issued a $20.4 million (US$20.0 million) LNTP to Ormat Nevada Inc. for EPC services. The LNTP was supported by a letter of credit issued by Glitnir in the amount of $10.2 million (US$10.0 million). The LNTP commitment was increased on April 1, 2008, to $26.8 million (US$26.3 million) and concurrently the supporting letter of credit was increased to $15.3 million (US$15.0 million).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

13.

SEGMENT DISCLOSURE

The Company operates in a single reportable operating segment, being the exploration and development of geothermal properties. Geographically, substantially all long-term assets of the Company are located in the U.S. Corporate administrative activities are conducted in Canada.

14.

CONTINGENT LIABILITY

During 2006, the Company disputed certain charges regarding drilling services rendered. The maximum amount under dispute was $917,000 (US$900,000). As part of a continuing effort to resolve the matter, the Company sued the drilling contractor June 7, 2007. The drilling contractor subsequently filed for protection under Chapter 11 of the United States bankruptcy code. There is no current claim against the Company and, accordingly, no liability regarding the dispute is recorded in the books of the Company as at June 30, 2008.

15.

ADDITIONAL CASH FLOW INFORMATION

	2008	2007	2006

Cash and cash equivalents is comprised of:
Cash	$1,015,647	$503,224	$72,764
Short term deposits	10,671,118	13,037,091	16,044,328

	$11,686,765	$13,540,315	$16,117,092

On January 18, 2008, the Company issued 160,000 common shares at a price of $0.82 per share, for a total cost of $131,200, as a recruitment fee to the President and Chief Executive Officer, relating to the hiring of former employees from his consulting company.

On December 20, 2006, 100,000 shares of common stock of Sierra Geothermal Corp. were received as partial payment under the option agreement for the Pumpernickel Valley Geothermal Project.

During the year ended June 30, 2008, the Company granted the underwriter, under a private placement, an option to acquire 1,050,000 shares at $1 per share, at a value of $376,093.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

16.

SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to June 30, 2008:

a)

On July 1, 2008, the Company amended the LNTP with Ormat, increasing the EPC commitment to $29.7 million (US$29.3 million) and extending its term to July 31, 2008.

b)

On July 11, 2008, the Company granted 100,000 incentive stock options exercisable at a price of $1.02 per share, expiring July 11, 2013.

c)

On July 15, 2008, the Company received $7,000 from the exercise of 25,000 stock options.

d)

On July 30, 2008, the Company granted 42,000 incentive exercisable stock options at a price of $1.10 per share. These options vest quarterly over a one year period and expire on July 30, 2013.

e)

On August 1, 2008, the Company amended the LNTP with Ormat, increasing the EPC commitment to $33.1 million (US$32.3 million) and extending its term to August 31, 2008.

f)

On August 7, 2008, Nevada Power Company extended three PPA milestones: the construction financing and the EPC notice to proceed milestones were each extended until August 31, 2008, from August 12, 2008, and the date on which NGP must nominate its supply amount under the PPA, currently 25 MW +/- 25%, was extended until November 12, 2008.

g)

On August 5, 2008, the Company received $28,000 from the exercise of 100,000 stock options.

h)

On August 12, 2008, the Company received $28,000 from the exercise of 100,000 stock options.

i)

On August 14, 2008, the Company granted 200,000 incentive stock options exercisable at a price of $1.08 per share, expiring on August 14, 2013.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

16.

SUBSEQUENT EVENTS (Continued)

 j)

On August 29, 2008, the Company closed a financing with Trust Company of the West (“TCW”), a New York based investment management firm, for up to $191 million (US$180 million). Concurrently, the Company issued a full notice to proceed (“FNTP”) to Ormat, repaid the Glitnir bridge loan, and provided cash as collateral for both the $15.9 million (US$15.0 million) Ormat letter of credit and the $1.5 million (US$1.37 million) Sierra Pacific letter of credit. The cash collateral is invested in certificates of deposit at Bank of the West, an AA minus Standard & Poors rated western US bank.

The principal terms of the TCW loan are as follows:

•

14% interest per annum over a 15 year term maturing November 30, 2023;

•

Interest will be capitalized prior to commercial operation and 6% interest per annum is deferrable to maturity thereafter;

•

the minimum principal drawdown is $74 million (US$70 million);

•

the principal will be repaid from available cash flow – the lender has the option to pay principal and interest with up to 60% of available project cash;

•

the lender retains a residual 7.5% interest in the project at maturity;

•

the last $10.6 million (US$10 million) of the $191 million (US$180 million) commitment, if drawn, results in an increase of the residual interest by 0.5% for each million drawn;

•

the loan is subject to a 2% prepayment penalty prior to commercial operation and a make-whole premium equal to the net present value of the remaining payments discounted at the yield of similar maturity United States Treasury securities thereafter;

•

a closing fee of $3.8 million (US$3.6 million) (2%) of the commitment was paid to TCW at closing.

The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP Blue Mountain I LLC (“NGP I”). Holdco’s assets comprise the equity interests of NGP I. Its assets include the Company’s Blue Mountain leases and the electricity generation plant under construction, including project contracts related to the plant, as well as an undivided interest as a co-tenant in the transmission line that will interconnect the plant to Sierra Pacific Power Company’s grid and underlying real estate rights. In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project. TCW also has the right to require that the Company provide TCW with a first priority security interest over substantially all of the assets of NGP I if the Company does not obtain senior construction financing meeting specified requirements to replace a portion of the commitments under the TCW financing within a specified period.

k)

The FNTP issued to Ormat commits the Company to approximately $74.4 million (US$70 million) fixed price, date certain (substantial completion at December 31, 2009), guaranteed performance EPC contract.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

16.

SUBSEQUENT EVENTS (Continued)

l)

On September 12, 2008, the Company entered into approximately $4.8 million (US$4.5 million) fixed price EPC contract with Wilson Utility Construction Co. to build a 120 MW, 21 mile transmission line from the Blue Mountain power plant to the interconnection with NV Energy’s switching station.

m)

On November 1, 2007, by way of an amended and restated commitment letter, the Company had engaged a New York based financial institution to structure, arrange and provide construction loan financing of the Blue Mountain project, and to provide a tax equity take-out (collectively “loan finance arrangements”) in accordance with a revised tax commitment letter dated as of July 24, 2007. The construction loan financing was not completed and alternative financing was arranged with Trust Company of the West. On September 24, 2008, the Company agreed to pay to this financial institution alternative transaction fees of $532,100 (US$500,000), as well as $127,700 (US$120,000) to Glitnir as final settlement and conclusion of loan financing arrangements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

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

	2008	2007	2006

Net loss in accordance with Canadian GAAP	$(3,460,709)	$(2,874,979)	$(1,605,372)
Deduct:
Unproven property interests and deferred
expenditures incurred in the year	(26,005,018)	(15,752,938)	(5,103,879)
Net loss in accordance with US GAAP	$(29,465,727)	$(18,627,917)	$ (6,709,251)
Basic and diluted loss per common share
(US GAAP)	$(0.37)	$(0.30)	$(0.18)
Weighted average shares outstanding
(US GAAP)	79,122,910	61,294,757	36,537,557

The Company’s US comprehensive loss is comprised as follows:
	2008	2007	2006

Net loss for the year (US GAAP)	$(29,465,727)	$(18,627,917)	$(6,709,251)
Comprehensive (loss) income
Unrealized holding (loss) gain on
marketable securities	(11,000)	50,642	-
Comprehensive loss for the year
(US GAAP)	$(29,476,727)	$(18,577,275)	$(6,709,251)

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2008	2007	2006

Cash provided by (used in)
Operating Activities
Net loss in accordance with US GAAP	$(29,465,727)	$(18,627,917)	$(6,709,251)
Adjustments to reconcile net loss to net
cash used by operating activities
Asset retirement obligation	649,884	424,377	-
Securities received for geothermal
property option	(69,000)	(47,000)	(20,000)
Foreign exchange loss on marketable
securities	-	11,252	-
Gain on sale of securities	-	(103,965)	(62,780)
Amortization	62,508	20,549	10,900
Stock-based compensation	867,651	1,279,145	692,059
Loss on disposal of equipment	3,320	-	-
Recruitment fees	131,200	-	-
Interest allocated to resource property
costs	648,886	-	-
Change in amounts receivable	(70,730)	16,632	(16,526)
Change in prepaid expenses	21,956	(134,593)	55,689
Change in accounts payable and
accrued liabilities	1,935,881	939,669	1,688,435
	(25,284,171)	(16,221,851)	(4,361,474)

Investing activities
Proceeds from disposal of marketable
securities	-	197,660	128,085
Restricted cash	(3,748)	(683,249)	-
Acquisition of capital assets	(12,786,173)	(43,746)	(26,417)
Sale of capital assets	1,045	-	-
	(12,788,876)	(529,335)	101,668
Financing activities
Common stock issued for cash	15,847,497	14,174,409	18,412,851
Bank loan	20,372,000	-	-
	36,219,497	14,174,409	18,412,851

Increase (Decrease) in cash and cash
equivalents	$(1,853,550)	$(2,576,777)	$14,153,045

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

	2008	2007	2006

Shareholders’ equity (Canadian GAAP)	$49,830,423	$36,455,784	$23,826,567
Acquisition and deferred exploration
expenditures	(51,185,593)	(25,180,575)	(9,427,637)

Shareholders’ (deficit )equity (US GAAP)	$(1,355,170)	$11,275,209	$14,398,930

Acquisition and deferred exploration
expenditures (Canadian GAAP)	$51,185,593	$25,180,575	$9,427,637

Acquisition and deferred exploration
expenditures expensed (US GAAP)	(51,185,593)	(25,180,575)	(9,427,637)

Acquisition and deferred exploration
expenditures (US GAAP)	$-	$-	-

Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States are described and quantified below.

i.

Deferred Exploration expenditures

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

ii.

Marketable Securities

Under Canadian GAAP, for the years ended June 30, 2006, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long- term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the year ended June 30, 2008, the Company adopted the provisions of CICA HB 3855 “Financial Instruments – Recognition and Measurement” and CICA HB 1530 “Comprehensive Income”, which are similar to the requirements of US GAAP.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities.

As at June 30, 2008 and 2007, there is no difference between the Canadian GAAP and the United States GAAP recorded values. As at June 30, 2006, investments in shares with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value. For United States GAAP purposes, these investments are classified as trading securities and are recorded at market value at the reporting date.

iii.

Asset Retirement Obligations

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 “Asset Retirement Obligations” which are substantially similar to those of SFAS 143. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at June 30, 2008, 2007 and 2006.

iv.

Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard 123(R), “Share- Based Payments,” requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options. In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R). The Company applied the provisions of SAB 107 in its adoption of SFAS 123(R). SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

The Company has a stock-based compensation plan. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended June 30, 2008, 2007 and 2006.

v.

Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS No. 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS No. 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share- Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 NEVADA defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

18.

COMPARATIVE FIGURES

Certain of the prior year comparative figures have been reclassified to conform with the current presentation.

ITEM 19

Exhibits

The following exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit	Description of Exhibit
1. Articles of Incorporation and By-laws:
1.1	Certificate of Incorporation and Articles of Blue Desert Mining Inc. dated April 13, 1995. (1)
1.2	Special Resolution and Altered Memorandum filed October 3, 1995. (1)
1.3	Certificate of Name Change from "Blue Desert Mining Inc." to "Canada Fluorspar Inc." dated May 25, 2000. (1)
1.4	Certificate of Name Change from "Canada Fluorspar Inc." to "Continental Ridge Resources Inc." dated February 5, 2001. (1)
1.5	Certificate of Name Change from "Continental Ridge Resources Inc." to "Nevada Geothermal Power Inc." dated May 13, 2003. (1)
1.6	Articles adopted by Nevada Geothermal Power Inc. on November 30, 2005. (1)
1.7	Notice of Articles dated January 25, 2006. (1)
2. Instruments Defining Rights of Security Holders
2.1	Specimen Certificate of Common Stock.(1)
2.2	Incentive Stock Option Plan adopted November 30, 2005 (Also listed under Exhibit 4.33).(1)
2.3	Form of Option Agreement.(1)
2.4	Warrant issued to Susan Power for 77,000 common shares dated June 2005.(1)
2.5	Form of Warrant dated April 21, 2006, with an exercise price of Canadian Dollars $1.40.(1)

155

2.6

Form of agent's compensation option dated April 28, 2006 for the purchase of underwriting units, comprised of our common shares and share purchase warrants, at a price of $0.90 per underwriting unit until April 28, 2008.(1)

2.7	Form of Compensation Option Certificate with Clarus Securities Inc. in reference to Underwriting agreement dated April 23, 2008 with Dundee Securities Corporation. (4)
2.8	Form of Compensation Option Certificate with Jacob & Company Securities in reference to Underwriting agreement dated April 23, 2008 with Dundee Securities Corporation for a private placement. (4)
2.9	Form of Compensation Option Certificate with Dundee Securities Corporation in reference to Underwriting agreement dated April 23, 2008 with Dundee Securities Corporation. (4)
4. Material Contracts
4.1

Geothermal Lease No. 187556 between Burlington Northern Santa Fe (formerly The Atchison Topeka and Santa Fe Railway Company) and Power Company regarding Blue Mountain, dated October 19, 1993, as amended March 31, 2003 and November 1, 2005.(1)

4.2	Offer to Lease and Lease for Geothermal Resources Lease No. 58196 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of April 1, 1994.(1)
4.3	Grant Bargain and Sale Deed between Nevada Land & Resource Company, LLC and Delong Ranches, Inc., dated September 10, 1999.(1)
4.4	Option Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated June 19, 2001.(1)
4.5	Offer to Lease and Lease for Geothermal Resources Lease No. 74855 between the Federal Bureau of Land Management and Sierra Nevada Geothermal, Inc., effective date of June 1, 2002.(1)
4.6	Option Amendment Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated August 7, 2002.(1)
4.7	Option Amendment Agreement between Continental Ridge Resources Inc. and Blue Mountain Power Company for Blue Mountain Geothermal Project, Humboldt County, Nevada, dated November 12, 2002.(1)

4.8	Share Exchange Agreement between Continental Ridge Resources Inc. (subsequently Nevada Geothermal Power Inc.) and Blue Mountain Power Company Inc., dated December 13, 2002.(1)
4.9	Geothermal Lease Agreement No. 189093 between Nevada Land and Resource Council and Power Company regarding Blue Mountain, effective date of March 31, 2003, as amended November 1, 2005.(1)
4.10	Geothermal Lease Agreement between Nevada Land Resource Company, LLC and Noramex Corporation, dated March 31, 2003.(1)
4.11	Consulting Agreement between Continental Ridge Resources and Goodman Capital, dated April 13, 2003.(1)
4.12

Assignment of Record Title Interest in a Lease for Oil and Gas or Geothermal Resources from United States Department of the Interior Bureau of Land Management to Ormat Nevada Inc., dated August 1, 2003.(1)

4.13

Memorandum of Geothermal Lease and Agreement No. 29-462-0003 between Newmont USA Limited, dba Newmont Mining Corporation and Nevada Geothermal Power, Inc. regarding Pumpernickel, dated February 13, 2004.(1)

4.14	Exercise of Option to Renew Lease No. 187556 between The Burlington Northern and Santa Fe Railway Company and Noramex Corporation regarding Blue Mountain, effective date of March 1, 2004.(1)
4.15	Offer to Lease and Lease for Geothermal Resources Lease No. 77668 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2004.(1)
4.16	Offer to Lease and Lease for Geothermal Resources Lease No. 80159 between, the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2004.(1)
4.17	Share Purchase Agreement between Nevada Geothermal Power Inc, Running Fox Resource Corp and Blue Desert Mining (US) Inc., dated August 27, 2004.(1)
4.18	Option Agreement between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel, dated October 12, 2004.(1)
4.19	Amendment Agreement to Geothermal Option Agreement between Nevada Geothermal Power Inc. and Noramex Corp. and Inovision Solutions Inc., dated January 12,2005.(1)

4.20	[Investor Relations Services] Agreement between Nevada Geothermal Power Inc. and The Equicom Group Inc., dated March 15, 2005.(1)
4.21	Lease Amendment No. 189099 between Nevada Land and Resource Council and Noramex Corporation regarding Black Warrior, dated May 1, 2005.(1)
4.22	Letter Agreement for Contract for Services between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005, agreed and accepted on June 9, 2005.(1)
4.23	Amendment 1 to Letter Agreement for Contract for Services dated May 20, 2005 between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005.(1)
4.24	Amendment 2 to Letter Agreement for Contract for Services dated May 20, 2005 between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005.(1)
4.25	Stabb Geothermal Lease Agreement between Noramex Corporation and Stabb regarding Crump Geyser, effective date of August 1, 2005.(1)
4.26	Stabb Geothermal Lease Agreement between Noramex Corporation and LX Ranch Inc. regarding Crump Geyser, effective date of August 1, 2005.(1)
4.27	O’Keefe Ranch Geothermal Lease Agreement between Noramex Corporation and O'Keefe Ranch regarding Crump Geyser, effective date of August 1, 2005.(1)
4.28	Consulting Agreement between Nevada Geothermal Power Inc. and Don J.A. Smith, dated October 1, 2005.(1)
4.29	Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council, LLC and Noramex Corp. regarding Blue Mountain, dated November 1, 2005.(1)
4.30	Lease Amendment for Lease No. 189099 between Nevada Land and Resource Company, LLC and Noramex Corp. regarding Black Warrior, dated November 1, 2005.(1)
4.31	Decision of Federal Bureau of Land Management to consolidate Geothermal Leases Nos. 77668 and 77669, dated November 3, 2005 (1)
4.32	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated November 16, 2005.(1)

4.33	Lease Extension and Amending Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated November 29, 2005.(1)
4.34	Incentive Stock Option Plan adopted November 30, 2005 (Filed under Exhibit 2.2).(1)
4.35	Management Consulting Services Agreement between Nevada Geothermal Power Inc. and Tywell Management Inc., dated December 1, 2005.(1)
4.36	Services Agreement between Nevada Geothermal Power Inc. and Pro-Edge Consultants Inc., dated December 13, 2005.(1)
4.37	Technical Consulting Services Agreement between Nevada Geothermal Power Inc. and Fairbank Engineering Ltd., dated January 1, 2006.(1)
4.38	Geothermal Lease Agreement for The Crawford Farm area, Humboldt County, Nevada, between Power Company and The Crawford Farm regarding Blue Mountain, dated January 10, 2006.(1)
4.39	Standard Publicity Agreement between Jefferson Direct, Inc. and Nevada Geothermal Power Inc., dated February 2, 2006.(1)
4.40

Amendment Agreement to Geothermal Option Agreement between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel, dated February 14, 2006.(1)

4.41	BLM Winnemucca Field Office Geothermal Lease Stipulations No. NVN-78777, dated February 21, 2006.(1)
4.42	BLM Winnemucca Field Office Geothermal Lease Stipulations No. NVN-79745, dated February 21, 2006.(1)
4.43	Offer to Lease and Lease for Geothermal Resources Lease No. 79745 between the Federal Bureau of Land Management and Power Company regarding Black Warrior, effective date of March 1, 2006.(1)
4.44	Offer to Lease and Lease for Geothermal Resources Lease No. 78777 between the Federal Bureau of Land Management and Noramex Corp. regarding Black Warrior, effective date of March 1, 2006.(1)
4.45	Geothermal Lease Agreement between Nevada Geothermal Power Company and Will DeLong regarding Blue Mountain, dated of April 15, 2006.(1)

4.46	Royalty Agreement between Nevada Geothermal Power Company, Ehni Enterprises Inc. and Ormat Nevada, Inc. regarding Pumpernickel, dated April 26, 2006.(1)
4.47	Agreement regarding the sale and purchase of BLM Lease No. 74855 between Ormat Nevada, Inc. and Nevada Geothermal Power Company regarding Pumpernickel, dated April 26, 2006.(1)
4.48	Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated June 1, 2006.(1)
4.49	Offer to Lease and Lease for Geothermal Resources Lease No. 78124 between the Federal Bureau of Land Management and Noramex Corp. regarding Pumpernickel, effective date of June 1, 2006.(1)
4.50

Assignment of Record Title Interest in a Lease for Oil and Gas or Geothermal Resources for Lease No. 74855 from the Federal Bureau of Land Management to Nevada Geothermal Power Company regarding Pumpernickel, effective date of June 1, 2006.(1)

4.51	Daywork Drilling Contract between Nevada Geothermal Power Company and Calco Oil Field Industries, Inc. for Blue Mountain Geothermal, dated June 19, 2006.(1)
4.52	Internet Services & Consulting Contract between Nevada Geothermal Power Inc. and Inveslogic Inc., dated June 26, 2006.(1)
4.53	Offer to Lease and Lease for Geothermal Resources Lease No. 80070 between the Federal Bureau of Land Management and Noramex Corp. regarding Pumpernickel, effective date of August 1, 2006.(1)
4.54	Offer to Lease and Lease for Geothermal Resources Lease No. 80086 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2006.(1)
4.55	Offer to Lease and Lease for Geothermal Resources Lease No. 80159 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2006.(1)
4.56

Revised International Association of Drilling Contracts Drilling Bid Proposal and Daywork Drilling Contract – U.S. (Original Black Gold Contract) between Nevada Geothermal Power and Black Gold Equipment & Leasing LLC for Blue Mountain Geothermal Project, dated August 17, 2006.(1)

4.57	Long Term Firm Portfolio Energy Credit And Renewable Power Purchase Agreement between Nevada Geothermal Power Company, Inc. and NV Energy, dated August 18, 2006.(1)

4.58	Partial Assignment of Geothermal Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006.(1)
4.59	Notice of Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006.(1)
4.60	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated January 10, 2007.(1)
4.61	Financial Consulting Agreement between Markus K. Christen and Nevada Geothermal Power Inc., dated January 12, 2007 and July 2nd, 2007 financing engagement letter amendment. (1)
4.62	Amendment to Exhibits A and B of the Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated January 24, 2007.(1)
4.63	Confidentiality Agreement between Morgan Stanley & Co Incorporated, Greenrock Capital, LLC and Nevada Geothermal Power Company, Inc., dated January 25, 2007.(1)
4.64	Form of Subscription Agreement for Units being purchased by residents of Alberta, British Columbia, Ontario, Quebec, Nova Scotia, Saskatchewan and offshore residents; closing February 22, 2007.(1)
4.65	Form of Subscription Agreement for Units being purchased by residents or citizens of the United States; closing February 22, 2007.(1)
4.66	Lease Agreement between Sheppard Rentals and Nevada Geothermal Power Company for 657 Anderson Street near Winnemucca in Humboldt County, Nevada, dated March 20, 2007.(1)
4.67	Development Loan Agreement between NGP Blue Mountain I LLC and Glitnir Banki hf dated November, 1, 2007. (2)
4.68	Promissory Note between NGP Blue Mountain I LLC and Glitnir Banki hf dated November 1, 2007.(2)
4.69	Pledge and Security Agreement by NGP Blue Mountain Holdco LLC and Glitnir Banki hf dated November 1, 2007.(2)
4.70	Acknowledgement and Consent by NGP Blue Mountain I LLC with regard to Pledge and Security Agreement dated November 1, 2007.(2)
4.71	Assignment and Assumption of Power Purchase Agreement, by and between Nevada Geothermal Power Company and Borrower, dated October 24, 2007.(2)

4.72	Standard Large Generator Interconnect Agreement, by and between NV Energy and Borrower, dated November 5, 2007.(2)
4.73	Assignment and Assumption of Leases, by and among NGPI and NGPC, collectively as assignor, and Borrower, as assignee, dated as of October 24, 2007.(2)
4.74	State of Nevada Division of Water Resources Permit Nos. 72978, 73541,73542 AND 73543.(2)
4.75	Quitclaim Deed between Nevada Geothermal Power, Inc. and NGP Blue Mountain I LLC dated September 20, 2007.(2)
4.76	Amended and Restated Commitment Letter for US$100,000,000 Construction and Loan Facility For Project dated November 1, 2007.(2)
4.77	Commitment Letter for US$100,000,000 Equity Financing to be used to repay Construction Loan Financing dated July 24, 2007.(2)
4.78	Borrower’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation dated November 1, 2007.(2)
4.79	NGP’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation dated November 1, 2007.(2)
4.80	Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of September 19, 2007.(2)
4.81	First Amendment to Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of October 12, 2007.(2)
4.82	Member Interest Certificate of NGP Blue mountain I LLC dated April 26, 2007.(2)
4.83	Indemnification Letter by Nevada Geothermal Power, Inc. dated November 1, 2007.(2)
4.84	Drilling Bid Proposal and Daywork Drilling Contract with ThermaSource Inc. dated December 1, 2007.(2)
4.85	Employment Agreement- Fairbank, dated October 1, 2007.(2)
4.86	Employment Letter Agreement- Studley, dated July 11, 2007.(2)
4.87	Employment Agreement-Walenciak, dated April 16, 2007.(2)
4.88	Second Amendment to “Option Agreement for Pumpernickel Geothermal Property dated 12 December, 2007.(2)
4.89	Letter Agreement between Nevada Geothermal Power Inc. and Markus Christen dated January 12, 2007.(2)
4.90	Professional Services Agreement between Integral Energy Management and Nevada Geothermal Power Company dated June 1, 2007.(2)

4.91	Chief Development Geologist Contract- Glenn Melosh dated November 6, 2007.(2)
4.92	Fairbank Engineering Ltd purchase and employment contract dated October 1 2007.(2)
4.93	Consulting agreement dated October 1, 2005, between Nevada Geothermal Power Inc and Frank Misseldine.(2)
4.94	Professional Services Agreement dated May 21, 2007, between R. Gordon Bloomquist and Nevada Geothermal Power Inc.(2)
4.95	Professional Services Agreement dated June 25, 2007, between Global Power Solutions and Nevada Geothermal Power Company.(2)
4.96	Engineering Services Agreement dated August 8, 2007, between GeothermEx Inc. and Nevada Geothermal Power Inc.(2)
4.97	Consulting Agreement dated November 28, 2007, between CCM Consulting a division of Cronus Capital Markets Inc. and Nevada Geothermal Power Co.(2)
4.98	Agreement between NGP Blue Mountain I, LLC and ThermaSource, Inc., dated November 29, 2007. (4)
4.99

Agreement between Nevada Geothermal Power, Inc. and Trinity Investments of Nevada, LLC, d/b/a Trinity Exploration (NSCB# - 00715910), for the drilling of Well 58A-15 at Blue Mountain, NV geothermal development site.  Dated November 29, 2008. (4)

4.100

Agreement between Nevada Geothermal Power, Inc. and Trinity Investments of Nevada, LLC, d/b/a Trinity Exploration (NSCB# - 00715910) for the drilling of Well 57-15 at Blue Mountain, NV geothermal development site.  Dated October 15, 2008. (4)

4.101

Agreement between Nevada Geothermal Power, Inc. and Ensign United States Drilling (California), Inc. for a geothermal multiple well program (guarantee 3 months work) at Blue Mountain, NV geothermal development site.  Dated November 17, 2008. (4)

4.102

Note Purchase Agreement dated August 29, 2008 relating to the $US 180 million loan facility for the construction of the Blue Mountain Phase I 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Company (TCW).  (4)

4.103

First Amendment to Note Purchase Agreement relating to the US $180 million loan facility for the construction of the Blue Mountain Phase I 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Asset Management Company (TCW).  Dated December 8, 2008.(4)

163

4.104

Second Amendment to Note Purchase Agreement to the  $US 180 million loan facility for the construction of the Blue Mountain Phase I 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Asset Management Company (TCW).  Dated December 12, 2008. (4)

4.105

First Amendment to MS Greenrock, LLC agreement (dated July 24, 2007) to adjust the amount of equity investment, removal of conditions related to project level construction loan, removal of right of first refusal and revisions to fixing of target return.  Dated September 4, 2008.(3) (4)

4.106	Underwriting agreement with Dundee Securities Corporation, dated April 23, 2008. (4)
4.107	Amendment to Agreement between Fairbank Engineering Ltd. (FEL) And Nevada Geothermal Power, Inc. (agreement dated October 1 2007). Dated January 8th, 2008. (4)
4.108

Agreement between NGP Blue Mountain HoldCO, LLC (“Issuer”) and TCW Asset Management Company for Issuer Pledge and Security Agreement pursuant to the terms of the Note Purchase Agreement dated August 29, 2008. (4)

4.109	Agreement between NGP Blue Mountain HoldCO, LLC (“Issuer”) and TCW Asset Management Company for an Account Management Agreement (Issuer), dated August 29, 2008. (4)
4.110

Guaranty between NGP Blue Mountain Holdco LLC (“NGP I”, “Guarantor”),  and TCW Asset Management Company (“Agent”, “Secured Party”, “Guarantied Party”) for Note Holders of NGP I,  pursuant to Note Purchase Agreement, dated August 29, 2008. (4)

4.111

Geothermal Lease Agreement for Hot Springs Ranch, at Nevada Geothermal Power, Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Allie Tipton Bear (owner of a one third interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (4)

4.112

Memorandum of Geothermal Lease Agreement for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Allie Tipton Bear (owner of a one third interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (4)

164

4.113

Geothermal Lease Agreement for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Roger and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (4)

4.114

Memorandum of Geothermal Lease Agreement for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Robert and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (4)

4.115

Surface and Access Rights to Township 33 North, Range 40 East, MDB & M, Section 5, and Section 4: S ½. Letter confirming additional rights to Geothermal Lease Agreement for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. (4)

4.116

Geothermal Lease Agreement for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Ruth Ann Danner f.k.a. Ruth Ann Tipton (owner of a one sixth interest) and Nevada Geothermal Power Company.  Dated October 15, 2008(4).

4.117	Lease Amendment to NLRC Contract NO. 189093 (March 31, 2003) between NLRC, the Lessor, and NGP Blue Mountain 1, LLC, as the Lessee. Dated March 31, 2008. (4)
4.118	Amendment to geothermal lease agreement (March 31, 2003) between Nevada Geothermal Power Company and RLF Nevada Properties, LLC for geothermal Lease #189093. Dated October 26, 2007. (4)
4.119

Memorandum of lease for all of Sections 15 and 23, Township 36 North, Range 34 East, MDB & M, at Blue Mountain, Nevada. (original lease October 19, 1993, and exercise option to renew on March 1, 2004) between BNSF Railway Company and Nevada Geothermal Power Company.  Dated November 6, 2007. (4)

4.120	Letter dated November 13, 2008, to Bureau of Land Management referencing lease N-58196, N-77668, N080086 and N-80159. (4)
4.121	Letter dated November 13, 2008 to Bureau of Land Management referencing lease N-80070, N-7877, N-78124, N-79745 and N-74855. (4)
4.122

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holder (Boilermaker-Blacksmith Pension Trust) of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (4)

165

4.123	Form of Compensation Option Certificate with Dundee Securities Corporation in reference to Underwriting Agreement dated April 23, 2008. A copy of this document is referenced at exhibit 2.9 (4)
4.124	Form of Compensation Option Certificate with Clarus Securities, Inc. reference to Underwriting Agreement dated April 23, 2008. A copy of this document is referenced at exhibit 2.7(4)
4.125	Form of Compensation Option Certificate with Jacob & Company Securities in reference to Underwriting Agreement dated April 23, 2008. A copy of this document is referenced at exhibit 2.8 (4)
4.129	Engineering, Procurement and Construction Contract between NGP Blue Mountain, LLC and Ormat Nevada, Inc., dated March 28, 2008.(3) (4)
4.130	Engineering, Procurement and Construction Contract between NGP Blue Mountain, LLC and Wilson Utility Construction Company, dated September 12, 2008.(3) (4)
4.131	First Amendment to Long-Term Firm Portfolio Energy Credit and Renewable Power Purchase Agreement, dated November 3, 2008.(3) (4)
4.132

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holders (TEP Equity Holdings Cayman Blocker, Ltd.) of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (4)

4.133

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holders (TCW Energy Fund XIV, L.P.) of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (4)

4.134

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holders (TCW Energy Fund XIV-A, L.P.) of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (4)

4.135

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holders (TCW Energy XIV Blocker (NGP Blue Mountain), L.L.C. of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (4)

166

4.136

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot  Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Ruth Ann Danner, f.k.a. Ruth Ann Tipton and Nevada Geothermal Power Company  (owner of  a one sixth interest), and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4:S ½) of land in Humboldt County, Nevada. (4)

4.137

Geothermal Lease Agreement for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Rebecca Anne Hill f.k.a. Rebecca Ann Tipton (owner of a one sixth interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (4)

4.138

Memorandum of Geothermal Lease Agreement dated October 15,  2008 for Hot  Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Rebecca Ann Hill f.k.a Rebecca Ann Tipton and Nevada Geothermal Power Company (owner of  a one sixth interest), and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4:S ½) of land in Humboldt County, Nevada. (4)

8.	Subsidiaries
8.1	List of Subsidiaries (4)

9.	Statement re: Financial Statements
9.1	Financial Statements(4)
11.	Code of Ethics
11.1	Code of Business Conduct and Ethics (incorporated as part of Item 15.1) (1)
12.	302 Certification
12.1	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(4)
12.2	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(3) (4)
13.	906 Certification
13.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

167

14.	Legal Opinion Not Applicable

(1) Incorporated by reference, to the same exhibit number, to the Company’s Annual Report on Form 20-F, Amendment No. 1, for the year ended June 30, 2006, as filed with the Securities and Exchange Commission on September 25, 2007.

(2) Incorporated by reference, to the same exhibit number, to the Company’s Annual Report on Form 20-F, for the year ended June 30, 2007, as filed with the Securities and Exchange Commission on January 15, 2008.

(3) Material has been redacted from this exhibit and filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(4) Filed herewith.

168

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEVADA GEOTHERMAL POWER INC.

_______________________________________

Brian D. Fairbank

President, Chief Executive Officer and Director

Dated: January 14, 2009