Form 20-F
period 2009-06-30
NEVADA GEOTHERMAL POWER INC
filed 2009-12-01
CIK 1177440

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT")
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT For the fiscal year ended June 30, 2009.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE EXCHANGE ACT For the transition period from ____________ to ____________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT Date of event requiring this shell company report ___________

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

The number of outstanding common
shares as of November 30, 2009 is 95,564,504

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

Large accelerated filer ☐	Accelerated filer☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board.	☐	Other ☒

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

YES ☐	NO ☐

TABLE OF CONTENTS

Page No.

	Forward Looking Statements	6

	Presentation of Financial Information and Other Information	6

PART I

ITEM 1	Identity of Directors, Senior Management and Advisers	7

ITEM 2	Offer Statistics and Expected Timetable	7

ITEM 3	Key Information	7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	9
C.	Reasons For The Offer and Use of Proceeds	9
D.	Risk Factors	9

ITEM 4	Information on the Company	18
A.	History and Development of the Company	18
B.	Business Overview	19
C.	Organizational Structure	27
D.	Property, Plants and Equipment	27

ITEM 4A	Unresolved Staff Comments	54

ITEM 5	Operating and Financial Review and Prospects	54
A.	Operating Results	54
B.	Liquidity and Capital Resources	63
C.	Research and Development, Patents and Licenses, etc.	67
D.	Trend Information	67
E.	Off-Balance Sheet Arrangements	67
F.	Tabular Disclosure of Contractual Obligations	68

ITEM 6	Directors, Senior Management and Employees	69
A.	Directors and Senior Management	69
B.	Compensation	73
C.	Board Practices	76
D.	Employees	78
E.	Share Ownership	78

ITEM 7	Major Shareholders and Related Party Transactions	80
A.	Major Shareholders	80
B.	Related Party Transactions	81
C.	Interests of Experts and Counsel	83

ITEM 8	Financial Information	83
A.	Consolidated Statements and Other Financial Information	83
B.	Significant Changes	83

ITEM 9	The Offer and Listing	84
A.	Offer and Listing Details	84
B.	Plan of Distribution	85
C.	Markets	85
D.	Selling Shareholders	85
E.	Dilution	86
F.	Expenses of the Issue	86

ITEM 10	Additional Information	86
A.	Share Capital	86
B.	Memorandum and Articles of Association	86
C.	Material Contracts	88
D.	Exchange Controls	93
E.	Taxation	95
F.	Dividends and Paying Agents	104
G.	Statement by Experts	104
H.	Documents on Display	104
I.	Subsidiary Information	105

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk	105

ITEM 12	Description of Securities Other Than Equity Securities	107

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies	107

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	107

ITEM 15	Controls and Procedures	107

ITEM 16A	Audit Committee Financial Expert	108

ITEM 16B	Code of Ethics	109

ITEM 16C	Principal Accountant Fees and Services	110

ITEM 16D	Exemptions from the Listing Standards for Audit Committees	110

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	110

ITEM 16F	Change in Registrant’s Certifying Accountant	110

5

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

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

As used in this Annual Report, the terms "we", "us", "our", “Company”, "NGP" and “NGP Inc.” mean Nevada Geothermal Power Inc. and our subsidiaries, unless otherwise indicated.  Our wholly-owned subsidiaries, Nevada Geothermal Power Company, Desert Valley Gold Company, Blue Mountain Power Company Inc., NGP Chile Ltda., Nevada Geothermal Operating  Company LLC, NGP Blue Mountain Holdco LLC, NGP Blue Mountain Holdco II LLC, NGP Blue Mountain Holdco III LLC, NGP Blue Mountain Holdco IV LLC, NGP Blue Mountain I LLC, NGP Blue Mountain II LLC, NGP Blue Mountain III LLC and NGP Blue Mountain IV LLC, are referred to in this Annual Report as "Power Company", “Desert Valley Gold”, "Blue Mountain Company", “NGP Chile”, “NGOC”, “Holdco”, Holdco II”, “Holdco III”, “Holdco IV”, “NGP I”, NGPII”, “NGPIII”  and “NGPIV”,  respectively.

Unless otherwise indicated, all dollar amounts referred to herein are in US dollars.

The information set forth in this Annual Report on Form 20-F is as of June 30, 2009 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to Nevada Geothermal Power Inc., are set forth in Item 5 of this Annual Report and in Note 18 to the accompanying Consolidated Financial Statements of Nevada Geothermal Power Inc.

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

ITEM 3

Key Information

A.

Selected Financial Data

The following tables summarize our selected consolidated financial data (stated in US dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The selected historical financial data for the last five fiscal years has been extracted from more detailed information and financial statements, including our audited consolidated financial statements as of June 30, 2009 and 2008 and for each of the years in the three year period ended June 30, 2009 which appear elsewhere in this Annual Report.  The historical consolidated financial data as of June 30, 2006, and for the year preceding the year ended June 30, 2006, has been extracted from our audited consolidated financial statements not included in this Annual Report. All results are presented in US dollars, and where appropriate, financial statement information previously presented in Canadian dollars has been converted to US dollars using the current rate method, as more fully described under changes in accounting policies below.

The selected historic financial information may not be indicative of our future performance and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the consolidated financial statements and the notes attached to those financial statements included elsewhere in this Annual Report.  Note 18 of the Consolidated Financial Statements included with this filing sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“United States GAAP”).  Results for the period ended June 30, 2009, are not necessarily indicative of results for future periods.

Information in accordance with Canadian GAAP:

	Year Ended June 30
	2009	2008	2007	2006	2005
Total revenue	$0	$0	$0	$0	$0

Total assets	$222,810,846	$81,418,879	$37,374,414	$23,056,369	5,416,569
Total long-term debt(1)	$4,706,155	$21,957,968	$398,326	$0	$0
Capital stock	$53,857,748	$53,701,819	$36,875,324	$25,525,985	$10,623,553
Weighted average number of shares	94,438,849	79,122,910	61,294,757	36,537,557	24,967,821
Total shareholders' equity (deficiency)	$42,542,780	$48,920,501	$34,217,929	$21,271,822	$5,163,235
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
Net (loss) for the period
Total	$(5,088,760)	$(3,425,767)	$(2,538,389)	$(1,388,490)	$(1,050,958)
Per Share	$(0.05)	$(0.04)	$(0.04)	$(0.04)	$(0.04)
Number of Shares	94,547,504	94,169,504	76,824,171	53,202,171	29,403,074

(1) Excludes $149,095,125 of debt included in current liabilities at June 30, 2009.

Information in accordance with United States GAAP:

	Year Ended June 30
	2009	2008	2007	2006	2005
Total revenue	$0	$0	$0	$0	$0
Net Loss
Total	$(7,292,803)	$(29,168,212)	$(16,447,040)	$(5,802,846)	$(2,503,083)
Per Share	$(0.08)	$(0.37)	$(0.27)	$(0.16)(1)	$(0.10)(1)
Total assets	$173,333,303	$31,167,953	$13,739,557	$14,639,587	$1,888,123
Total long-term debt(1)	$4,706,155	$21,957,968	$398,326	$0	$0
Capital stock	$53,857,748	$53,701,819	$36,875,234	$25,525,985	$10,623,553
Weighted average number of shares	94,438,849	79,122,910	61,294,757	36,537,557	24,967,821
Total shareholders' equity (deficiency)	$(6,934,763)	$(1,330,425)	$10,583,074	$12,855,040	$1,634,789
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil

Number of Shares	94,547,504	94,169,504	76,824,171	53,202,171	29,403,074

(1) Excludes $149,095,125 of debt included in current liabilities at June 30, 2009.

We calculate loss per share using the treasury stock method.  Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations.  In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

Disclosure of Exchange Rate History

On November 30, 2009, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve board was $1.0574.

For the past five fiscal years ended June 30, 2009, and for the period between July 1, 2009 and October 31, 2009 (calculated monthly), the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High
Year:

June 30, 2005	$1.2448	not applicable
June 30, 2006	$1.1562	not applicable
June 30, 2007	$1.1322	not applicable
June 30, 2008	$1.0102	not applicable
June 30, 2009	$1.1658	Not applicable

Month:
June, 2009		1.0828/1.1626
July, 2009		1.0791/1.1650
August, 2009		1.0650/1.1097
September, 2009		1.0615/1.106
October, 2009		1.0289/1.0843
November, 2009		1.0427/1,0830

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

Risks Relating to our Business

The search for geothermal energy, as a business, is risky.  We can provide investors with no assurance that our property interests, other than Blue Mountain, contain commercially exploitable reserves.  Exploration is a speculative venture necessarily involving substantial risk.  As of the date of this Form 20-F there are several significant issues concerning the Blue Mountain project which are expected to be resolved on or before March 2010, however the outcome of each of these issues is uncertain at this time.

Blue Mountain Risks – Uncertainty Concerning Ability to Comply with Terms of the Power Purchase Agreement with NV Energy

In October 2009 the Company completed construction and testing of its power plant at Blue Mountain in Nevada, USA to capitalize on geothermal resources estimated by an independent geothermal consulting company of supporting 40 net MW power generation (90% probability); however, a model of the geothermal reservoir prepared by the consultant in June 2009 indicates that two additional wells will be required to sustain the target power production.

In August 2009, the Company began supplying power to NV Energy (“NVE”) under a power purchase agreement (the “PPA”) at 60% - 80% of the anticipated 40 net MW target.  However, this supply is less than the minimum of 36.1 MW that is required under the PPA to be delivered by February 12, 2010.  The PPA contract provides for 10% less power production during the first year of operation and the Company intends to proceed with drilling additional wells, which are intended to increase power production. However there is no certainty that the additional drilling will be successful or that it will be completed before February 12, 2010.  In the event that the Company is unable to fulfill the requirements of the PPA on schedule, and if NVE will not agree to amend the terms of the PPA, then the Company will be in default of the PPA. As a result, the Company may be subject to penalties and NVE may elect to terminate the PPA, which could result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

Blue Mountain Risks – Uncertainty Concerning Ability to Comply with Terms of the Loan Agreement with the Trust Company of the West

As of the second calendar quarter 2009, the Company has not been in compliance with the certain terms of its loan agreement with Trust Company of the West (“TCW”), principally due to project costs exceeding budgeted amounts.  To date, the Company has not received notice of default from TCW as a result of any non-compliance with the loan agreement.

On November 12, 2009 the Company received a $57.9 million grant from the US Department of Treasury and repaid $30 million of the TCW loan. The Company intends to use the remaining $27.9 million to complete the Blue Mountain project, particularly to complete the required additional drilling. The Company also intends to issue long term debt in order to further repay the loan with TCW down to approximately $70 million so that it can continue compliance with the TCW loan terms, particularly to comply with an interest coverage covenant that must be met when the power plant is in commercial operation. The Company has engaged John Hancock Life Insurance (“John Hancock”) to provide long term debt up to $95 million which will be used to pay down the TCW loan.  However, this potential John Hancock loan is subject to due diligence and final credit committee approval by John Hancock. There is no certainty that the anticipated debt financing through John Hancock will be obtained.  Failure to obtain the John Hancock loan, or a similar loan from another lender, may result in a default under the terms of the TCW loan agreement. In the event of a default TCW may elect to call the loan and execute upon the security, which would result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

Without New Financing We May Not Be Able To Maintain Operations

The Company will incur operating losses of approximately $1 million per month until closing a potential John Hancock loan.  Without additional new financing or restructuring of current financing the Company may not be able to maintain operations.  The Company is drilling additional wells to support higher power production and also seeking debt financing from John Hancock to resolve this issue, however the additional drilling may not be successful and the John Hancock financing is not certain to occur.

Rising Inflation May Reduce or Eliminate Our Potential Profitability

The price escalation in the Power Purchase Agreement with NV Energy may not keep pace with inflation thereby reducing or eliminating our potential profitability.

Resource Risks

There are numerous uncertainties inherent in estimating quantities of prospective geothermal resources (i.e. power production), including many factors beyond the Company’s control.  The resource information set forth herein represents estimates only.  The resource from the Blue Mountain property has been independently evaluated by a third party consultant. The evaluation includes a number of assumptions relating to the geology as presently understood over the producing life of the resource.  The assumptions were based on information available at the date the relevant evaluations were prepared, and many of these assumptions are subject to change and are beyond the Company's control.  Actual production and net revenue derived therefrom will vary from these evaluations, and such variations could be materially less, which would result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

General Development Risks

Our development activities are inherently very risky and the risks involved with the development of a geothermal resource cannot be over-stated.  Our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond our control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services.  If our drilling activities are not successful, we may experience a material adverse effect on our future results of operations and financial condition.

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

Lack of Proven Reserves on Pumpernickel, Black Warrior and Crump Properties

Despite exploration and development work, our Pumpernickel, Black Warrior and Crump properties do not have proven geothermal energy reserves.  Substantial additional work is still required in order to determine if any economic geothermal reserves are located on these properties.  In the event commercial quantities of geothermal resources are discovered, the Company may be unable to bring such resources into commercial production.  Finding geothermal resources is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a geothermal resource once discovered is also dependent on a number of factors, some of which are particular attributes of the resource, such as size, and proximity to infrastructure, as well as capital costs and energy prices. Many of these factors are beyond our control.  Failure of these three properties to have proven geothermal reserves would have a material adverse on the Company.

Energy price fluctuations

The market price of energy is volatile, unpredictable and cannot be controlled.  If the price of electricity should drop significantly, the economic prospects of our projects could be significantly reduced or rendered uneconomic which could result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.  There is no assurance that, even if commercial quantities of geothermal resources are discovered, a profitable market will exist for the sale of same.  Factors beyond our control may affect the marketability of any geothermal resources discovered.  Prices have fluctuated widely, particularly in recent years.  The marketability of geothermal energy is also affected by numerous other factors beyond our control, including government regulations relating to royalties and taxes, as well as allowable production and exporting of energy sources, the effect of which cannot be accurately predicted.

Industry Competition

Significant and increasing competition exists for the limited number of geothermal opportunities available.  As a result of this competition, some of which is with large established companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire additional geothermal projects beyond those on currently leased property on terms we consider acceptable.  There can be no assurance that acquisition programs will yield new geothermal projects.

Environmental and Other Regulatory Requirements

Our current or future operations, including development activities and production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing development, geothermal resources, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, project safety and other matters.  Companies can experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There is no assurance that all approvals and required permits will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests, and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required on terms that enable operations to be conducted at economically justifiable costs.

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

Further, amendments to current laws, regulations and permits governing operations and activities of geothermal companies, or more stringent implementation thereof, could have a material adverse effect on the Company and cause increases in capital expenditures or production costs, or reduction in levels of production, or abandonment, or delays in development of the business.

All of the above could have material adverse effects upon the Company.

Risks may not be insurable

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against or fall beyond  our coverage, which if such liabilities arise, they could reduce or eliminate future profitability for our Company.

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

Further, in the course of exploration, development and production, certain risks and, in particular, unexpected or unusual geological operating conditions may occur.  It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities and a failure of our business.

Title Risks

Adverse claims on our title may adversely affect our business. Although we have taken reasonable precautions to ensure that legal title to our properties is properly documented, there can be no assurance of title to any of our property interests, or that such title will ultimately be secured.  Our property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.  If such adverse claims on our title were successful this may result in the failure of our business.

Third Party Risk

The success of our business relies on our ability to retain others and the services and performance of third parties. We are dependent upon outside sources for engineering, procurement and construction services, the leasing or renting of crucial drilling equipment, and related equipment, essential in the conduct of our business.  There can be no assurance that required equipment will be available to us when needed, that it can be purchased leased or rented economically, or that such equipment will perform satisfactorily. In addition, there exists counter party risk in our lenders, our EPC contracts, our power plant suppliers, and our bank deposits securing letters of credit. The ability to continue our projected operations is heavily dependent on purchasing of power under the PPA, and the continuing availability of funds from our lender TCW. The failure to perform by these third parties may prevent our continued operations or cause delays in construction or operations and have other material adverse effect on our projects.

Risks Relating to Financial Matters

Limited Operating History and No Record of Earnings

The Company began earning revenue in August 2009, and has earned approximately only $500,000 in operating revenue since incorporation which raises substantial doubt about our ability to continue as a going concern. It is anticipated that we will not earn sufficient revenue to cover operating expenses until we are in commercial production, as defined by the PPA with NVE, and the TCW loan is paid down to approximately $70 million from the proceeds of the proposed long term loan being syndicated by John Hancock. Except as indicated herein, we have no revenue history and there can be no assurance that our operations will be profitable in the future.

Working Capital Deficiency

At June 30, 2009, we had cash and equivalents in the amount of $2,390,428 and a working capital deficiency of $155,698,932. The working capital deficiency is primarily due to the classification of the TCW loan as a short term liability, which is a result of the Company not being in compliance with certain terms of the TCW loan agreement, principally those relating to project capital costs exceeding budgeted amounts. At November 30, 2009, the Company had approximately CDN$1 million available for general corporate purposes and, following receipt of a 57.9 million US Department of Treasury grant and a $30 million TCW loan repayment, the Company is negotiating terms under which it may use the remaining grant proceeds ($27.9 million) to complete the Blue Mountain project. See ITEM 4 D for details.

We May Not Be Able To Meet Substantial Capital Requirements

We have limited financial resources and there can be no assurance that we will be able to obtain adequate financing in the future.  Failure to obtain such financing may result in a material adverse effect, a delay or indefinite postponement of further exploration and development of our projects.

The Blue Mountain project requires additional drilling and as a result the Company believes it requires funds for drilling at least three wells, in addition to the funds required to pay the TCW loan down to $70 million.  The Company has received a $57.9 million cash grant from the US Treasury Department under section 1603 of the American Resource and Recovery Act of 2009 (“ARRA”) and the Company anticipates obtaining a long term loan of up to $95 million led by John Hancock. If the loan is received, then the combined funds will enable the Company to pay the TCW loan down to $70 million and fund the required additional drilling. The Company is dependent upon successfully completing these initiatives (see ITEM 4 D for details). The Company is also dependent upon raising funds for ongoing operations and additional projects.  Although we have been successful in the past in obtaining financing there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such financing could result in a material adverse effect, delay or indefinite postponement of further exploration and development of our projects with the possible loss of such assets.

Variations in Exchange Rates May Have a Negative Impact Upon Our Results

Fluctuation in foreign currency exchange rates may negatively affect our results. Items included in the financial statements of each entity in the group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Effective October 1, 2008, the Company designated its US subsidiary as self-sustaining and changed its reporting currency to the US dollar.  The change in reporting currency was made to better reflect the Company’s business activities, comprising primarily the construction of the geothermal power plant in Nevada and the associated US dollar denominated financing and US dollar denominated power purchase agreement.  Prior to October 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD). The Company is subject to currency fluctuations.  Foreign currency fluctuations are material to the extent that fluctuations between the Canadian and U.S. dollar and/or US dollar balances are material.  We do not at present, nor do we plan in the future, to engage in foreign currency transactions to hedge exchange rate risks but we do convert Canadian equity funds to US dollars anticipating US expenditures.  The Company’s debt, anticipated Blue Mountain revenue and operating costs are and will be denominated in US dollars.

Risk Relating to Personnel

Dependence on Key Personnel

The success of the Company is largely dependent upon the quality of its management and personnel, including in particular Brian Fairbank, Kim Niggemann, Max Walenciak and Andrew Studley. Loss of the services of such persons may have a materially adverse effect on the Company. The Company has not purchased “key man” insurance on any of its directors, officers or employees, and has no current plans to do so.

Additionally, not all of our directors and officers have direct training or experience in geothermal energy projects, and as a result, they may not be fully aware of all (or any) of the specific requirements related to working within the industry.  Their decisions and choices may not take into account standard engineering or managerial strategies that geothermal companies commonly use.  Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm.

Further, our ability to continue our business, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and we may not be able to attract and retain such personnel.  Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel.  Loss of any of these people could have a material adverse effect on us.

We May Not Be Able to Maintain an Adequate Number of Skilled Workers

Our continued operations require an adequate number of skilled workers such as engineers, trades people and equipment operators.  We cannot assure you that we will be able to maintain an adequate skilled labour force or that our labour expenses will not increase.  A shortage of skilled labour may require us to curtail our planned internal growth or may require us to use less skilled labour which could adversely affect our ability to construct our capital projects and/or perform other work.

Our Officers And Directors May Have Conflicts of Interests

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

Indemnification May Discourage or Deter Our Shareholders From Suing Our Officers And Directors Based Upon Breaches Of Their Duties To Our Company

The articles of incorporation of the Company contain provisions limiting the liability of our officers and directors for certain acts, receipts, neglects or defaults of themselves and of our other officers or directors or for any other loss, damage or expense incurred by our Company which shall happen in the execution of the duties of such officers or directors, as do indemnification agreements between us and our directors.  Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

Risks Related to Investing in our Shares

Our Securities May Be subject to Wide Fluctuations In Price and Limited or Lack of Liquidity

Trading in our common shares on the TSX Venture Exchange and the OTC Bulletin Board is limited and sometimes sporadic. At times it may be difficult for our shareholders to sell their shares or liquidate their investments. The trading activity (volume) and price of our shares on these markets has been and may continue to be subject to wide fluctuations.  Trading prices of our shares may fluctuate in response to a number of factors, many of which are beyond our control.  In addition, the stock market in general, and the market for geothermal energy companies in particular, has experienced extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.

Further, in the past following periods of volatility in the market price of a company's securities, securities class-action litigation has been instituted.  Such litigation, if instituted our Company, could result in substantial costs and a diversion of management's attention and resources.

Investors' Interest in The Company May Be Diluted

In the event that we issue additional shares in order to raise financing through the sale of equity securities or we decide to enter into joint ventures or a business combination transaction with other entitles or corporations, then an investors' interest in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

There are also outstanding common share purchase options at November 30, 2009 exercisable into 8,424,000 common shares which, if exercised, would represent approximately 10% of our issued and outstanding shares.  If all of these rights are exercised and all shares issued, such issuance would cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of our shares.

Penny Stock Regulations Affect Our Stock Price, Which May Make It More Difficult For Investors To Sell Their Stock

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

Passive Foreign Investment Corporation Risk to US investors

US investors could suffer adverse tax consequences as we may have been a Passive Foreign Investment Corporation (“PFIC”) for the year ended June 30, 2009. For United States federal income tax purposes, we may have been a PFIC because previous financings were invested and produced passive income while the Company’s exploration and development evolved. U.S. citizens should carefully review the section entitled "Taxation Material United States Federal Income Consequences - Passive Foreign Investment Companies" contained in this Annual report for a more detailed description of the PFIC rules and consult their own tax experts to determine  how those rules may affect their ownership of our capital shares.

Based on some preliminary projections about its income and assets, the Company believes there is a possibility it will not be a PFIC for the fiscal year ending June 30, 2010.  However, because the determination of whether the Company is a PFIC for a taxable year is made based on actual income and assets values during such taxable year, no assurances can be given that the Company will not be a PFIC for the fiscal year ending June 30, 2010. US Investors should consult their tax advisors regarding to the tax consequences of the Company being a PFIC for the fiscal year ending June 30, 2009, as well as the potential that the Company's PFIC status might change for the fiscal year ending June 30, 2010.

Investors Should Not Anticipate Receiving Dividends

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

Our agents in Nevada are: 1)  Richard W. Harris, of the firm Harris & Thompson, of 6121 Lakeside Drive, Suite 260, Reno Nevada, 89511, and 2) CSC Services of Nevada Inc., 502 East John Street, Carson City, Nevada, 89706.

Our agent in Delaware is Corporation Service Company, of 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808.

Our Company is currently a reporting issuer under the securities laws of the Provinces of British Columbia and Alberta, Canada.

Principal Expenditures/Divestitures for the Last Three Fiscal Years

Fiscal
2009

We incurred $38,310,200 in expenditures that we capitalized as Interests in Geothermal Properties, and $93,602,699 for the construction and development of the Blue Mountain power plant.  We did not sell any marketable securities (shares of Sierra Geothermal Corp. held by the Company) in the fiscal year ended June 30, 2009.

2008

We incurred $25,742,445 in expenditures that were capitalized as Geothermal property interests and $18,316,373 for the development and construction of geothermal properties.  We did not sell any marketable securities (shares of Sierra Geothermal Corp. held by the Company) in fiscal year ended June 30, 2008.

2007	We incurred $13,913,565 in expenditures that were capitalized as Geothermal property interests. We sold marketable securities, the proceeds of which were $174,519.

Public Takeover Offers

During the previous fiscal year, we have not received any public takeover offers from third parties, nor have we made any such takeover offers.

B.

Business Overview

We are in the renewable ‘clean’ geothermal energy business. We engage in the acquisition, exploration and development of geothermal resources in the Western United States, principally in Nevada and Oregon.  Geothermal power is energy generated by heat stored in the earth.   Electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool geothermal water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable, sustainable electric power, albeit declining somewhat with time.

The Company holds 100% leasehold interests in four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser, located in Oregon.  The Pumpernickel project was subject to an “earn in” interest by Sierra Geothermal Power Inc. (“Sierra” or “SGP”).  To complete its earn-in of the 50% joint venture interest, SGC was required to make cash payments and issue stock by December 15, 2008. SGP did not complete its obligations and consequently the right to “earn in” to the Pumpernickel project was terminated.

We believe that the geothermal power business offers a combination of reasonable customer, price and construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements.  Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs.  Among the major risks are: access to and the cost of capital for large investments in exploration, development and construction activities that are not completely predictable.

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

Nature of Company’s operations

Our activities have focused on the development of renewable geothermal energy projects with an emphasis on the exploration and development of geothermal power at Blue Mountain, Nevada. Construction of the geothermal power plant was 91% complete at June 30, 2009 and was substantially completed October 9, 2009. Power sales to NVE began during August 2009 when testing began and the plant performance is currently being optimized. The plant has operated between 60% and 80% of the target capacity and we anticipate sustainable production with present wells in the range of 70% of target capacity. Additional drilling is required to support the full 40 MW target power production. Following testing the Company believes the power plant may be capable of 47 MW (net) power production and even further drilling is planned, to capitalize on this additional capacity.

Reference is made to the heading "Property, plants and equipment" under Item 4.D below for information relating to development of Blue Mountain, Pumpernickel, Black Warrior and Crump Geyser geothermal energy projects.

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

Electricity generation from US geothermal resources is currently concentrated in California, Nevada, Hawaii and Utah, although there are opportunities for development in other states such as Alaska, Arizona, Idaho, New Mexico and Oregon where there are geothermal resources and, in some cases, a favorable regulatory environment.

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

Raw Materials, Suppliers and Subcontractors

We will not rely on any one supplier for the raw materials used in our activities, as all of such raw materials are readily available from various sources.  We are dependent on the successful performance of counterparties to our engineering, procurement and construction (“EPC”) contracts, particularly Ormat Nevada Inc. who have provided power plant warranties.

Seasonality

Project work in Nevada, including drilling and other surface surveys can be conducted at any time of year.  Winter weather is cold, but precipitation is low and snow does not accumulate significantly. Topography is moderate.  There has been flooding in the past at our Oregon property. If it recurs, it could impede work progress.

Dependence

In contemplation of locating appropriate geothermal resources at Blue Mountain, we sought out and were awarded a power purchase contract.  On August 18, 2006, our wholly-owned subsidiary Nevada Geothermal Power Company, entered into a long-term firm portfolio energy credit and renewable power purchase agreement with NV Energy, an operating electric public utility.  Pursuant to the terms of this agreement, we are delivering electrical energy (measured in MWh) that is generated from our power plant constructed at Blue Mountain in Humboldt County, Nevada.  We have agreed that all of our energy from this phase 1 project will be dedicated exclusively to the utility for a period of twenty years commencing immediately following the commercial operation date.  Commercial operation means that the power plant has been constructed, has delivered energy to the Winnemucca substation or another mutually agreeable switching or transmission station and the Company has provided notice to the buyer. On November 20, 2009 the Company provided notice of Commercial Operation to NVE.  Following Commercial Operation, without a waiver, the Company would become liable for a substantial penalty in the event the TCW loan were repaid with non operating funds, such as those that may become available from the planned John Hancock term debt.  Also, if the Company doesn't pay down the TCW loan it cannot meet the loan agreement interest coverage covenant.  Accordingly, the Company negotiated the agreement in principle described in ITEM 4D, with TCW. The agreement is subject to final approval by both parties and legal due diligence.

In addition, we are dependent on the services of our EPC contractors for design, engineering, procurement of materials and equipment, construction, testing and provision of training on the applicable equipment.

Marketing

Pursuant to the terms of the August 18, 2006, power purchase agreement described above, we agreed to provide up to 31.25 (net) MW of geothermal energy generated at the phase 1 power, plant under construction to NV Energy.  On November 3, 2008, the Company and NV Energy amended the power purchase agreement to improve the pricing and to increase power sales up to approximately 49.5 MW (gross)/40 MW (net), consistent with the updated size of the resource and the expanded power plant under construction.

The power generation industry is characterized by intense competition from electric utilities, other power producers, and marketers.  In recent years, the United States in particular has seen increasing competition in power sales, in part due to excess capacity in a number of U.S. markets and an emphasis on short-term sales.  While the current demand for renewable energy is strong, increased competition and/or fluctuations in fossil fuel consumption and prices may contribute to a reduction in electricity prices for new renewable projects.

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

PUBLIC UTILITY REGULATORY POLICIES ACT OF 1978

The Public Utility Regulatory Policies Act of 1978 (“PURPA”) provides certain benefits described below, if a project is a “Qualifying Facility”.  There are two types of Qualifying Facilities: cogeneration facilities and small power production facilities.  A small power production facility is a Qualifying Facility if (i) the facility does not exceed 80 megawatts; (ii) the primary energy source of the facility is biomass, waste, renewable resources, or any combination thereof, and 75% of the total energy input of the facility is from these sources; and (iii) the facility has filed with the Federal Energy Regulatory Commission (“FERC”) a notice of self-certification of qualifying status, or has filed with FERC an application for FERC certification of qualifying status, that has been granted.  (FERC has established other requirements for cogeneration facilities; however, none of our projects are planned to be cogeneration facilities.)

PURPA exempts Qualifying Facilities from regulation under the Public Utility Holding Company Act of 2005 (‘‘PUHCA 2005’’), state laws relating to the financial, organization and rate regulation of electric utilities and, depending on the type and size of Qualifying Facility, certain provisions of the Federal Power Act (“FPA”).  In addition, FERC’s regulations promulgated under PURPA require that electric utilities purchase electricity generated by Qualifying Facilities at a rate based on the purchasing utility’s incremental cost of purchasing or producing energy (also known as “avoided cost”), unless, as discussed below, FERC has determined that the Qualifying Facility is located in an area where it has access to a competitive electricity market.

Qualifying Facilities must obtain market-based rate authority under Section 205 of the FPA for sales of energy or capacity from facilities larger than 20 MW in size, unless such sales are made either (i) pursuant to a contract executed on or before March 17, 2006, or (ii) made pursuant to a state regulatory authority’s implementation of section 210 of PURPA.

Under regulations promulgated pursuant to provisions of the Energy Policy Act of 2005, after August 8, 2005, FERC may terminate an electric utility’s obligation to enter into new contracts for the purchase of energy from Qualifying Facilities upon a finding that Qualifying Facilities have non-discriminatory access to either (i) independently administered, auction-based day ahead and real time markets for energy and wholesale markets for long-term sales of capacity; (ii) transmission and interconnection services provided by a FERC-approved regional transmission entity and administered under an open-access transmission tariff that affords non-discriminatory treatment to all customers, and competitive wholesale markets that provide a meaningful opportunity to sell capacity and energy, including long and short term sales; or (iii) wholesale markets for the sale of capacity and energy that are at a minimum of comparable competitive quality as markets described in (i) and (ii) above.  Under current FERC regulations, there is a rebuttable presumption that Qualifying Facilities have non-discriminatory access to five regional markets and that FERC will, upon petition, eliminate the mandatory purchase obligation of utilities that operate within those organized markets, namely, the Midwest Independent Transmission System Operator, PJM Interconnection, L.L.C., New York Independent System Operator, ISO New England, Inc., and the Electric Reliability Council of Texas.  Further, FERC regulations provide for procedures for utilities that are not members of these regional markets to file to obtain relief from the mandatory purchase obligation on a service territory-wide basis to the extent they can demonstrate access to competitive wholesale markets, as defined further in FERC’s regulations, for the sale of capacity and energy; to the extent a petition to terminate the purchase obligation is granted by FERC, there are also procedures for affected Qualifying Facilities to seek reinstatement of the purchase obligation.   Our operating project in Nevada does not sell power to an electric utility that has FERC authorization to terminate its Qualifying Facility purchase obligations, and none of our projects under development are planned to sell power pursuant to contracts with electric utilities that have received FERC authorization to terminate their obligation to enter into Qualifying Facility purchases.

One of our projects has already self-certified as a Qualifying Facility with FERC, and we anticipate that our other projects under development will meet all of the criteria required for Qualifying Facilities under PURPA.

PUBLIC UTILITY HOLDING COMPANY ACT

The Public Utility Holding Company Act of 1935 was (“PUHCA”) repealed, effective February 8, 2006, pursuant to the Energy Policy Act of 2005.  Although PUHCA was repealed, the Energy Policy Act of 2005 created PUHCA 2005.  Under PUHCA 2005, the books and records of a utility holding company, its affiliates, associate companies, and subsidiaries are subject to FERC and state commission review with respect to transactions that are subject to the jurisdiction of either FERC or the state commission.  If a company is a utility holding company solely with respect to Qualifying Facilities, exempt wholesale generators, or foreign utility companies, it will not be subject to review of books and records by FERC, provided that the company files an appropriate exemption form with FERC.  Because our operating project is a Qualifying Facility that makes only wholesale sales of electricity (and our projects under development will also be Qualifying Facilities), we are exempt from FERC’s regulation over the books and records of holding companies and, as discussed above, Qualifying Facilities already are not subject to state commissions’ rate, financial and organizational regulations and, therefore, generally are exempt from review of their books and records by state commissions.

FEDERAL POWER ACT

Pursuant to the FPA, the FERC has exclusive rate-making jurisdiction over wholesale sales of electricity and transmission in interstate commerce.  These rates may be based on a cost of service approach or may be determined on a market basis, if a seller can demonstrate that it does not have, or has adequately mitigated, market power in relevant markets.  Qualifying Facilities are exempt from many provisions of the FPA unless, as is the case with our operating project, they are greater than 20 MW in size and do not otherwise remain exempt, as noted above, in which case they are subject to FERC rate regulation under Sections 205 and 206 of the FPA and may also be subject to other FERC regulations, including FERC authority to review mergers and upstream transfers of control under Section 203 of the FPA.  Entities that qualify for market-based rate authorization are typically granted waivers or exemption from many provisions of FERC regulation otherwise applicable to public utilities, such as FERC’s regulation of books and accounts, regulation over debt and securities issuances, and certain FERC reporting requirements.  However, if any of the projects fail to qualify as a Qualifying Facility, or, if applicable, fail to qualify for market-based rate authorization and the associated waivers and exemptions that are typically granted with such authorization, such project could also become subject to the full scope of the FPA and applicable state regulations, which could require our operations to comply with an increasingly complex regulatory regime that may be costly and greatly reduce our operational flexibility.

State Regulation

Qualifying Facilities that engage in wholesale sales of electricity to public utilities in Nevada, are not subject to rate, financial and organizational regulations applicable to Nevada electric utilities.  We intend to sell electrical output under power purchase agreements to electric utilities (such as NV Energy), which are regulated by their respective state public utility commission.  NV Energy is regulated by the Public Utilities Commission of Nevada.

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

Environmental Laws and Regulations

We are subject to numerous federal, state and local statutory and regulatory environmental standards, including, without limitation, the provisions of the Clean Air Act, Endangered Species Act, Clean Water Act, Rivers and Harbours Act, National Historic Preservation Act, National Pollutant Discharge Elimination System, Resource Conservation and Recovery Act, the Nevada Revised Statutes, Nevada Administrative Codes and federal regulations.

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

Incentive Programs

During 2008 the United States extended the production tax credits for energy derived from a geothermal deposit (a geothermal reservoir consisting of natural heat which is stored in rocks, steam or fluid) to geothermal facilities placed in service before January 1, 2011.  The “production tax credit” currently is 2.1 cents per kilowatt hour (which is adjusted annually for inflation) over a 10-year production tax credit period beginning on the placed-in-service date.  Without an extension, the Company would have to place its qualifying geothermal facilities in service before January 1, 2011 to benefit from production tax credits.

On February 17, 2009, the President of the United States signed into law the American Recovery and Reinvestment Act of 2009 (“ARRA”) containing several provisions favourably affecting the Company's projects. Most importantly, production tax credits (“PTC”) were extended through 2013, but in addition the Company will benefit from bonus depreciation and an option to elect a 30% investment tax credit (“ITC”) that is eligible for a cash grant. The ITC/cash grant provides a more immediate benefit than PTC that would be earned over the first ten years of commercial operation. During July, 2009 the Company and Morgan Stanley terminated their agreement to a PTC financing by mutual agreement, recognizing the ARRA legislation as well as changes in the financial markets made the financing unattractive to both parties. During November 2009 the Company received a $57.9 million cash grant for its Blue Mountain project.

C.  Organizational Structure

As at the date of this Annual Report, we have the following wholly-owned subsidiaries:

1.  Nevada Geothermal Power Company (‘‘NGPC’’, “Power Company”), formerly Noramex Corp.) a company incorporated in the State of Nevada;

2.  Blue Mountain Power Company Inc. (formerly Powertec Development Company Ltd.), a company incorporated in the Province of British Columbia, Canada;

3.  Desert Valley Gold Co., a company incorporated in the State of Nevada;

4.  NGP Chile Ltda., incorporated in Chile;

5.  NGP Blue Mountain Holdco LLC (‘‘NGP Holdco”, “Holdco”), a limited liability company formed in the State of Delaware;

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

12.  NGP Blue Mountain IV LLC, a limited liability company formed in the State of Delaware; and

13.  Nevada Geothermal Operating Company LLC, a Delaware limited liability company formed in the State of Delaware.

D.

Property, Plants and Equipment

Executive Offices

We rent approximately 3,600 sq. ft. of executive and administrative office space, located at Suite 900-409 Granville Street, Vancouver, B.C., Canada V6C 1T2, for the sum of approximately CDN $7,600 per month.

In Winnemucca, Nevada, we rent approximately 1,200 sq. ft. of office space located at 657 Anderson Street, Winnemucca, Nevada, 89445-3657, at a cost of $650 per month.

In Reno, Nevada, we also rent approximately 300 sq. ft. of office space located at 1755 East Plumb Lane, Suite 101, Reno, Nevada, 89502, at a cost of $1,450 per month.

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

Power Plant and transmission line construction are complete. Wellfield drilling to date and the associated gathering system support approximately 70% of the targeted power production. The Power plant is  a state-of-the-art, near zero-emission, water-cooled, geothermal plant with >150°C (300°F) thermal water supplied by six production wells and four injection wells.  GeothermEx Inc. has modelled the wellfield reservoir and suggests two more wells are required to reach target power production. Geothermal water is re-injected to maintain reservoir pressure and productivity.  Ormat Nevada, Inc. was the “turn key” engineering procurement and construction contractor for the binary geothermal power plant and has provided a one year warranty.

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

Particulars with respect to the Blue Mountain leases are as follows:

	Owner	Lease No.	Sections	Acreage	Effective Date	Expiry Date

1	BNSF	187556	15, 23	1,280.00	March 1, 1994	February 28, 2014
2	NLRC	189093	1, 11, 25, 35, 27	3,172.28	March 31, 2003	March 30, 2013
3	BLM	N58196	14	663.36	April 1, 1994	March 31, 2044
4	BLM	N77668	10, 12, 22, 24, 26	3,297.94	August 1, 2004	July 31, 2014
5	BLM	N80086	16	650.32	August 1, 2006	July 31, 2016
6	BLM	N80159	28	640.00	August 1, 2006	July 31, 2016
7	Crawford	Private	21	640.00	January 10, 2006	January 9, 2016
9	RLF	Private	13	640.00	March 31, 2003	March 30, 2013
	Total			10,984

Blue Mountain water and surface access:

1	JHG,LLC (DeLong)	Private-Surface only	27	640.00	August 27, 2009	August 26, 2029

1.

Lease No. 187556 with BNSF

This lease was renewed for consideration of $6,400.  To keep this lease in good standing, we must pay BNSF rental payments of $5.00 per acre, per year.

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

2.

NLRC lease No. 189093

This lease was granted for consideration of $5,117.60, representing $2.00 per acre for each acre that comprised the original lease.  To keep the lease in good standing, we must:

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

Year 1: $10,000;

ii.

Year 2: $20,000;

iii.

Year 3: $50,000;

iv.

Year 4: $50,000;

v.

Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: $100,000.

If in any year, we do not fulfill the work commitments, we must pay NLRC the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We have the option to purchase the surface rights any time on or before the fifth anniversary of the Effective Date for $100.00 per acre.  Beginning on and including the sixth anniversary of the Effective Date, this purchase price will be increased by 3% annually.  NGP has purchased the surface of Section 35 and have the option to purchase surface rights of Sections 1 & 11 at an increased price of $125 per acre and the option to purchase Section 25 at an increased price of $150/acre if escrow closes prior to December 31, 2009. Additionally, the option to purchase Sections 1, 11 and 25 can be extended into 2010 for an increased purchase price per acre.  This option to purchase the surface rights is subject to royalties payable to NLRC.

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

We have the option to purchase this royalty for $1,000,000 at any time not later than 6 months following the commencement of commercial production.

3.

BLM Lease No. 58196

This lease has been determined by BLM to be capable of commercial production.  Until commercial production commences, NGP is required to pay a minimum royalty of $2.00 per acre ($1,327.00) on March 21, annually.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.

The royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

4.

BLM Lease No. 77668

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - $4.00 per acre;

•

Year 7 – $6.00 per acre;

•

Year 8 – $8.00 per acre;

•

Year 9 -  $10.00 per acre;

•

Year 10 – $12.00 per acre.

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years.  If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of $3.00 per acre.  If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.  The royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

A minimum royalty of $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production.

5.

BLM Lease No. 80086

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - $4.00 per acre;

•

Year 7 – $6.00 per acre;

•

Year 8 – $8.00 per acre;

•

Year 9 -  $10.00 per acre;

•

Year 10 – $12.00 per acre.

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years.  If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of $3.00 per acre.  If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.  The royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

A minimum royalty of $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production.

6.

BLM Lease No. 80159

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - $4.00 per acre;

•

Year 7 – $6.00 per acre;

•

Year 8 – $8.00 per acre;

•

Year 9 – $10.00 per acre;

•

Year 10 – $12.00 per acre.

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years.  If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of $3.00 per acre.  If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.  The royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

A minimum royalty of $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

7.

Crawford Farm Lease

This lease was granted for consideration of $2,560.00, representing $4.00 per acre for each acre of the property.  To keep this lease in good standing, we must:

a)

Pay Crawford $4.00 per acre per year beginning on the first anniversary of the Effective Date, January 10, 2006, and on each subsequent anniversary:

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: $10,000;

ii.

Year 2: $10,000;

iii.

Year 3: $20,000;

iv.

Year 4: $20,000;

v.

Year 5: $40,000.

If in any year, we do not fulfill the work commitments, we must pay Crawford the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We have the option to purchase the surface rights any time on or before the fifth anniversary of the Effective Date for $125.00 per acre.  Beginning on and including the sixth anniversary of the Effective Date, this purchase price will be increased by 3% annually.  This option to purchase the surface rights is subject to the royalties payable to Crawford.

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

We have the option to buy 1.5 % of this royalty for $200,000 at any time not later than 6 months following the commencement of commercial production.

8.

DeLong

DeLong grants NGP right of access to Section 27 to explore for groundwater; to perform work; to drill test wells; to drill water production wells; to install production facilities and construct pipelines; and a license to extract water from the section.

NGP shall pay DeLong an annual fee, the rate of which shall vary depending upon the stage of development:

--Exploration, Drilling Test & Production Wells & construction of facilities and pipelines--$10,000 per year.

--Extraction of water from production wells--$20,000 per year.

The fee shall be due on the anniversary date and the rate shall be determined by the stage of development attained by the Company during the preceding 12 month period.

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

Year 1: $10,000;

ii.

Year 2: $20,000;

iii.

Year 3: $50,000;

iv.

Year 4: $50,000;

v.

Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: $100,000.

If in any year, we do not fulfill the work commitments, we must pay NLRC the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We have the option to purchase the surface rights any time on or before the fifth anniversary of the Effective Date March 31, 2008 for $100.00 per acre.  Beginning on and including the sixth anniversary of the Effective Date, this purchase price will be increased by 3% annually.  This option to purchase the surface rights is subject to the royalties payable to RLF.

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

We have the option to purchase this royalty for $1,000,000 at any time not later than 6 months following the commencement of commercial production.

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

Blue Mountain Description, History and Development

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

Early results on the property indicated the presence of a high temperature parent reservoir, possibly as high as 250°C (480°F). This shallow thermal anomaly covers 10 km² (4 mi²) leaving ample area for further development and expansion.

The 13 thermal gradient holes that have been drilled display geothermal gradients in excess of 400°C/km (1,210°F/mi) on the west side of Blue Mountain, covering an area of approximately 10.4 km² (4 mi²). Two major environmental assessments of the Blue Mountain project concluded that there are no impediments to drilling.

Extensive geological mapping and geophysics have been conducted on the property. Gravity, ground magnetics, seismic and magnetotelluric (MT) surveys have helped identify structures used for well targeting of the production and injection wells.

Ormat completed the plant construction three months early and testing and commissioning commenced in August 2009. Wilson Utility Construction Co. completed the 34 km (21 mile) transmission line in June 2009. NV Energy completed the switchyard station in June 2009 at the grid interconnection point north of Mill City with the planned system modifications contracted in our Large Generator Interconnection Agreement facilitating connection to the grid. The well field pipeline/gathering system for the wells drilled to date was completed in July, 2009. A microwave communication and local power distribution system were also completed during July. All personnel have been hired for the operation of the power plant and training has been underway for several months. Additional water licenses have been obtained for the cooling water allowing NGP to draw extra ground water to support the cooling system for the expanded geothermal power plant. Two cooling tower water wells are in use to date. NGP has applied to the Nevada Department of Water Resources to move the water rights permanently to Section 27 where the fresh water is of better quality. As part of the plant operations eight monitoring wells have been drilled on the property to assess the short and long-term impacts of the groundwater withdrawals and the re-injection of processed water.

To date six commercial production wells have been drilled, 26A-14, 23-14, 25-14, 14-14, 15-14 and 17-14. Flow tests indicate that each well has the potential to produce approximately 7.2 – 7.5 MW (net) of power. The production zone ranges from approximately 670 – 1433 m (2200 – 4700 ft), yielding temperatures of 189 – 194°C (373 - 381°F). Currently five of the production wells are on line. A pump is not set in well 15-14 since it requires a liner.

Five injection wells were drilled, three are deep 58-15, 57-15ST1 and 61-22ST2 ranging from 1707 – 1890 m (5600 – 6200 ft) and the two shallow injectors are capacious, both 58A-15 and 58B-15 hit the shallow loss zone at approximately 427 m (1400 ft). However, based on the multi-well flow and injection testing conducted by an independent third party consultant, GeothermEx Inc, the shallow injectors do not provide pressure support to the reservoir. Based on actual data from the plant and reservoir simulation GeothermEx has recommended that NGP should drill two wells, likely two deep injection wells to bring the plant up to capacity.

The plant, transmission line and gathering system have been built and tested. The Company began supplying power to NVE on August 18, 2009 and declared substantial completion on October 9, 2009. The plant is currently operating at approximately 70% of 40 MW targeted capacity and NGP expects to be operating at 40 – 47 MW (net) with additional wells since performance testing indicates power production may exceed the contracted target.

As of the second calendar quarter 2009, the Company has not been in compliance with the certain terms of its loan agreement with Trust Company of the West (“TCW”), principally due to project costs exceeding budgeted amounts.  On November 12, 2009, the Company received a $57.9 million grant from the US Department of Treasury, facilitating a $30 million repayment of the TCW loan, and also providing sufficient funds to complete the drilling it believes will increase power production to 40 MW – 47 MW. As a result, the Company is currently negotiating terms and seeking TCW waivers and approval to use a portion of the remaining $27.9 million grant proceeds to complete the Blue Mountain project, particularly the required additional drilling. The Company does not believe all the planned drilling can be completed by February 12, 2010, however it may complete enough to meet the 36.1 PPA minimum power supply.

On November 20, 2009 the Company reached an agreement in principle with TCW regarding the use of grant proceeds for drilling. The agreement is subject to legal due diligence and final approval by both parties. The agreement provides the Company with $2 million for general corporate purposes and the remaining $25.9 million from the grant proceeds to complete the required additional drilling and to pay final project costs. The agreement also waives the previous non compliance with budget requirements and, until the earlier of the closing of the potential John Hancock loan and March 31, 2010, the agreement waives a yield maintenance penalty on early loan repayment and the interest coverage covenant. The waivers facilitate declaring “Commercial Operation” under the PPA with NV Energy which declaration results in the contracted power price, rather than a lower start up price. In return for these concessions, the Company will give TCW 4.5 million five year warrants exercisable at a Cdn$1.50, and which must be exercised within 30 days if the Company's stock closes above $2.00 for a period of 20 consecutive days. The Company expects final approval of this agreement in principal over the next several weeks. The Company is also seeking a reduction of the minimum PPA supply from NV Energy, in case drilling is unsuccessful and the Company intends to raise additional long term debt in order to repay a portion of the loan with TCW so that it can continue compliance with the TCW loan terms, particularly the interest coverage covenant. The Company has engaged John Hancock Life Insurance (“John Hancock”) to provide long term debt up to $95 million, however this long term loan is subject to due diligence and final credit committee approval.

John Hancock is applying for a loan guarantee from the US Department of Energy under its new Financial Institutions Partnership Program (FIPP).  In the event that the John Hancock loan facility is obtained with a FIPP guarantee, the interest rate per annum under the term facility will be fixed at the time of the funding at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread. Based on the current treasury yield and depending on the DOE participation with a Loan Guarantee, the John Hancock facility will have an approximate interest rate of between 5.0% and 7.5%. The Company hopes John Hancock’s work will be completed before year end, but it may extend into the early months of 2010.  Interest coverage will depend upon the size of the term loan, the power production after new drilling and the interest rate at the funding date. None of these variables can be predicted with certainty as of the date of this Form 20-F.

The Company declared “Commercial Operation” under the PPA with NV Energy on November 20, 2009. After declaring commercial operation under the PPA, in certain circumstances, particularly if the minimum 36.1 MW is unavailable, then the Company will be liable for the cost of alternative power and renewable energy credits for a maximum of three years, after which, if 36.1 MW of power is not delivered, NV Energy could terminate the PPA. In the short term, the Company believes penalties will be negligible, but the Company is unable to predict the penalty that may be incurred over a three year period if the upcoming drilling program is unsuccessful.

The Company is highly dependant upon successfully drilling wells to support an increase in power supply, and/or agreement by NV Energy and/or TCW to certain contract waivers and/or changes. In the event that the Company is unable to raise sufficient financing to repay the TCW loan to approximately $70 million, or further drilling at Blue Mountain is either unsuccessful or is not completed on time or on budget, then the Company could default on its obligations to TCW and/or NV Energy, which may have a material adverse effect on the Company.

A total of $134.5 million was expended on our Blue Mountain project during the 2009 fiscal year, including capitalized interest.

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

Under the terms of the agreement, we provided NVE with a $645,000 security deposit in the form of a letter of credit, backed by a cash deposit.  NVE has the right to draw upon these funds in the following circumstances: (i) if we fail to make required payments under the contract; (ii) if the letter of credit is not renewed by the required date; or (iii) if certain conditions regarding the credit rating of the issuing financial institution are not met.

On November 3, 2008, the Company and NV Energy amended the power purchase agreement to improve pricing and to increase power sales, consistent with the size of the resource and the 49.5 (gross) geothermal power plant under construction.  An additional cash collateralized letter of credit was provided as security to NV Energy in the amount of approximately $1.6 million. Further security of approximately $1.6 million is required as “Operating Security” when the plant is in commercial operation.

Our subsidiary, Nevada Geothermal Power Company, plans to submit bids for future phases of the Blue Mountain project, which may involve drilling new wells to determine the field production capacity.  Next steps involve drilling three additional wells to support the recently completed 49.5 MW (gross) power plant and expand (net) power production to 40 - 47 MW.

On November 3, 2008, the Company and NV Energy amended the power purchase agreement to improve pricing and to increase power sales, consistent with the size of the resource and the 49.5 (gross) geothermal power plant under construction.  An additional cash collateralized letter of credit was provided as security to NV Energy in the amount of approximately $1.6 million. Further security of approximately $1.6 million is required as “Operating Security” when the plant is in commercial operation.

Our subsidiary, Nevada Geothermal Power Company, plans to submit bids for future phases of the Blue Mountain project, which may involve drilling new wells to determine the field production capacity.  At this time it is not possible to estimate if or when future wells will be drilled for future phases. Next steps involve drilling three additional wells to support the recently completed 49.5 MW (gross) power plant.

Permitting

The following is a summary of the most important permits that were required for the Blue Mountain project:

1.	A transmission line right-of-way application was submitted to the BLM September 29, 2006. The application was approved January 18, 2008.
2.

A request for a UEPA permit was submitted in November, 2006, to the Public Utilities Commission of Nevada ("PUCN").  A full application has been submitted to the PUCN following approval of the transmission line right-of-way environmental assessment and preliminary engineering design.  PUCN granted final approval to the UEPA  December 26, 2008.

3.

Application to the Bureau of Water Pollution Control for an Underground Injection Control Permit was made in December, 2006.  The permit was issued March 20, 2008. Subsequent approvals to add injection wells have been approved June 25, 2009 and October 12, 2009.

4.

The request for a Class II Air Quality Permit was submitted to Nevada Department of Environmental Protection on August 4, 2008, and was approved on October 16, 2008.  The permit was approved October 16, 2008. An additional approval to increase the hours of operation for generators located within the power plant was granted June 17, 2009.

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

7.

The Commercial Use Permit is required by the Bureau of Land Management if the property is included in a Federal Unit (Blue Mountain).  This permit is to identify methods of measurement which becomes one of the basis for royalty payment to the Minerals Management Service Royalty Management Program was approved on October 21, 2009.

8.

The designation of a Participating Area is required by the Bureau of Land Management if the property is included in a Federal Unit as is Blue Mountain.  The Participating Area indentifies the resource area within the Federal Unit and the “participation” that each landowner contributes to the resource area.  This application was submitted in July, 2009 and we believe is nearing approval.  The final approval should be in the last quarter of 2009.

PUMPERNICKEL PROJECT

The Company has private and federal geothermal leases comprising a total holding of 2,680 hectares (6,942 acres).  The leases include 1,275 hectares (3,151 acres) of land leased under an agreement with Newmont USA Ltd.  On April 26, 2006, the Company entered into an agreement with Ormat whereby Ormat would transfer BLM Lease #074855 (1,405 hectares or 3,472 acres) to the Company and provide preferred equipment pricing, for a one time cost of $15,000 and a right of first refusal for the Pumpernickel power plant equipment.  The lease is encumbered by an overriding (0.5%) royalty interest with Ehni Enterprises Inc.  The Company was subsequently granted two outstanding BLM leases, adding another four sections of federal land.

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

Option Agreement

On October 12, 2004, Nevada Geothermal Power Inc (“NGP)” and Nevada Geothermal Power Company entered into an Option Agreement with SGP pursuant to which SGP would finance up to $5-million in exploration and development for a 50% joint-venture interest.  The Company and SGP amended the agreement twice, most recently to revise the earn-in schedule. To complete its earn-in of the 50% joint venture interest, SGC was required to make cash payments and issue stock by December 15, 2008. SGP did not complete its obligations and consequently the right to “earn in” to the Pumpernickel project was terminated.

PUMPERNICKEL LEASES

The Company acquired the Pumpernickel leases beginning in February, 2004. They are listed below:

	Owner	Lease No.	Sections	Acreage	Effective Date	Expiry Date

1	Newmont	29-462-0003	3, 5, 9, 27, 33	3,150.85	February 13, 2004	February 12, 2014
2	BLM	78124	10, 28, 34	1,898.06	June 1, 2006	May 31, 2016
3	BLM	80070	32	640.00	August 1, 2006	July 31, 2016
4	BLM (Ormat/Ehni)	74855	N ½ 4, 8	933.50	October 1, 2002	September 30, 2012
5	Hot Springs Ranch (Johnson, Hill, Danner, Bear)		S ½ 4	320.00	October 15, 2008	October 15, 2018
	TOTAL			6,942.41

41

1.

Newmont Mining Corporation Lease No. 29-462-0003

To keep this lease in good standing, we must:

a)

Pay Newmont the following rental payments, per acre (full or fraction), per year:

i.

Lease years 1 and 2: $2.00;

ii.

Year 3 and every year after: $3.00, however rentals paid to the Lessor under this subsection shall apply toward or be credited to royalties payable on actual production (if any) for the year such rentals are paid.

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

2.

BLM Lease N78124

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - $4.00 per acre;

•

Year 7 – $6.00 per acre;

•

Year 8 – $8.00 per acre;

•

Year 9 -  $10.00 per acre;

•

Year 10 – $12.00 per acre.

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years.  If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of $3.00 per acre.  If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.  The Royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

A minimum royalty of $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

3.

BLM Lease N80070

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - $4.00 per acre;

•

Year 7 – $6.00 per acre;

•

Year 8 – $8.00 per acre;

•

Year 9 -  $10.00 per acre;

•

Year 10 – $12.00 per acre.

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years.  If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of $3.00 per acre.  If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.  The royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

A minimum royalty of $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

4.

BLM (Ormat/Ehni) N74855

We acquired this lease from Ormat for a one-time purchase price of $15,000 and a commitment to use Ormat’s equipment at the Pumpernickel site.

Pursuant to a royalty Agreement dated April 26, 2006 between Power Company, Ormat and Ehni Enterprises, Inc., we are required to pay Ehni:

a)

$10,000 within ten business days of entering into a power purchase agreement with respect to this lease; and

b)

A royalty of 0.5% of the gross proceeds received from the sale of electrical power, less taxes and transportation costs.

We have the option to purchase the royalty from Ehni for the sum of $200,000, payable in stages up to the commencement of commercial production under a power purchase agreement.

To keep this lease in good standing, during the first five years of the primary term, the company is required to make rental payments of $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - $4.00 per acre

•

Year 7 - $6.00 per acre

•

Year 8 - $8.00 per acre

•

Year 9 - $10.00 per acre

•

Year 10 - $12.00 per acre

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years.  If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of $3.00 per acre.  If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.  The Royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

A minimum royalty of $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

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

To keep these leases in good standing, the Company is required to make annual rental payments in advance on the anniversary, in proportion to the interest of each group of lessors, during the term of the lease:

Year	1/3 Interest	1/6 Interest	100% Interest
1	$3,420	$1,710	$10,260
2	$4,020	$2,010	$12,060
3	$4,620	$2,310	$13,860
4	$5,220	$2,610	$15,660
5	$5,820	$2,910	$17,460
6	$12,420	$6,210	$37,260
7	$13,020	$6,510	$39,060
8	$13,620	$6,810	$40,860
9	$14,220	$7,110	$42,660
10	$14,820	$7,410	$44,460

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

b)

Royalty is paid equal to either one-third or one-sixth of five percent (5%) of the gross proceeds (which exclude deduction of royalties of any kind) from the sale of any Substances by the Company, less taxes and transportation cost;

c)

A gross royalty equal to either one-third or one-sixth of two percent (2%) of the proceeds from the sale by the Company of said by-products, less taxes and transportation cost;

d)

Royalty equal to either one-third or one-sixth of ten percent (10%) of the net profits produced by using the Substances at a commercial facility.

Pumpernickel Description, History and Development

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

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support.  Four permanent water well locations have been identified. NGP has applied to the State Engineers office of the Nevada Department of Water Resources for water rights. As the valley is not over appropriated NGP expects that the water rights will be granted late 2009 or early 2010.

Sierra Geothermal Power Corp. defaulted on the joint venture agreement in December 2008 so their option agreement terminated and NGP holds 100% leasehold interest.

In the fall of 2009 NGP acquired high resolution, low sun-angle photography of the property on which a photo-lineament analysis is being performed. This mapping technique allows identification of subtle fault and shoreline features accentuated by the low sun shadowing effects, which are not normally recognizable from lower resolution digital elevation models (DEM) or high altitude/satellite imagery. This work will lead to a refined understanding of the Pumpernickel Valley Fault Zone and the inherent distribution of the underlying geothermal system.

A total of $118,455 was expended on our Pumpernickel project during the 2009 fiscal year.

BLACK WARRIOR

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

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

47

1.

NLRC Lease No. 189099

This lease was granted for consideration of $8,853.38, representing $2.00 per acre for each acre that comprised the original lease.  To keep the lease in good standing, we must:

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

Year 1: $10,000

ii.

Year 2: $20,000

iii.

Year 3: $50,000

iv.

Year 4: $50,000

v.

Year 5 and each subsequent lease year until commercial production of geothermal resources on the property: $100,000

If in any year, we do not fulfill the work commitments, we must pay NLRC the sum equal to the difference between the work commitment obligation and the actual work expenditures for the lease year.

We are committed to pay the following royalties to NLRC:

a)

3.5% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing geothermal resources from the property.  For greater certainty, in the event that other lands are pooled or unitized with all or any portion of the property, then the royalty rate for electrical production attributable to the property shall remain unchanged at 3.5%, and shall not be blended or otherwise affected by the royalty rates applicable to other lands than are pooled or unitized with the property

b)

10% of the gross proceeds from the sale or use of any geothermal resources or associated energy consumed, processed, sold, shipped or utilized for non-electric commercial purposes;

c)

10% of the gross proceeds from the sale or use of any geothermal resources produced on the property and utilized for the production of a product other than electricity.

We have the option to purchase this royalty for $1,000,000 at any time not later than 6 months following the commencement of commercial production.

2.

BLM Lease N79745

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - $4.00 per acre;

48

•

Year 7 – $6.00 per acre;

•

Year 8 – $8.00 per acre;

•

Year 9 -  $10.00 per acre;

•

Year 10 – $12.00 per acre.

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years.  If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of $3.00 per acre.  If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.

The Royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

A minimum royalty of $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

3.

BLM Lease N78777

To keep this lease in good standing, during the first five years of the primary term, the Company is required to make rental payments of $1.00 per acre.  During years six through ten, the Company must make diligent exploration expenses as follows:

•

Year 6 - $4.00 per acre;

•

Year 7 – $6.00 per acre;

•

Year 8 – $8.00 per acre;

•

Year 9 -  $10.00 per acre;

•

Year 10 – $12.00 per acre.

Approved expenditures that exceed the minimum in any one year will be applied to subsequent years.  If the total expenditures do not meet the requirement for any lease year, the diligent exploration expenditure requirement can be met by paying an additional rent of $3.00 per acre.  If the diligent exploration requirement is not met and the additional rent is not paid, BLM will cancel the lease.

We are committed to pay BLM royalty rates for geothermal resources produced for commercial generation of electricity but not sold in an arm’s length transaction are:  1.75% for the first 10 years of production and 3.5% after the first 10 years.  The royalty rate is to be applied to the gross proceeds derived from the sale of electricity.  The royalty rate for by-products derived from geothermal resource production that are minerals is 5%, except for sodium compounds for which the royalty rate is 2%.

A minimum royalty of $2.00 per acre shall be due for any lease year beginning on or after BLM determines we have a well capable of commercial production but we have not begun actual production.

Black Warrior Description, History and Development

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

During the summer of 2005, NGP conducted field investigations including preliminary work to prepare the site for a full Schlumberger resistivity survey. The investigations included limited testing of the Schlumberger survey at a few points.

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

In May 2009 a Schlumberger (resistivity) geophysical survey was conducted on the property by Premier Geophysics. Preliminary results indicate that there is a large geothermal anomaly over the entire survey area but it is not defined, in other words there are no boundaries. Further work will be undertaken in 2010 to determine the extent of the anomaly.

In October 2009 NGP was successful in receiving a commitment of up to $1,597,847 in shared funding (50/50 with the Company) from the US Department of Energy under the American Reinvestment and Recovery Act Geothermal Technologies Program. NGP proposes to test a simple and cost effective geological technique to locate hidden geothermal reservoirs.

A total of $189,332 in 2009 was expended on our Black Warrior project during the 2009 fiscal year.

CRUMP GEYSER

The Company leases at Crump Geyser, total 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a 3.5% royalty of gross revenues from the sale or use of electricity.

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

1.

LX Ranch

This lease was granted for consideration of $10,000, representing $2.00 per acre for each acre that comprises the lease.  To keep the lease in good standing we must:

a)

Pay LX Ranch the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:

i.

First anniversary: $2.06;

ii.

Second anniversary: $2.12;

iii.

Third anniversary: $2.18;

iv.

Fourth anniversary: $4.00;

v.

Fifth anniversary: $4.12;

vi.

Sixth anniversary: $4.24;

vii.

Seventh anniversary: $4.37;

viii.

Eighth anniversary: $4.50;

ix.

Ninth anniversary: $4.64;

x.

Tenth anniversary: $4.78.

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: $10,000;

ii.

Year 2: $20,000;

iii.

Year 3: $30,000;

iv.

Year 4: $40,000;

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

Provided we have established a binary power plant utilizing hot water and/or steam at temperatures less than 179°C (355°F), we have the option to purchase 1% of this royalty for $500,000 at any time not later than 36 months following the commencement of commercial production.

If LX Ranch is receiving production royalties, LX Ranch grants us the right to lease that portion of the surface of the property as is required for production and/or transmission facilities at a surface lease rate of:

a)

$600 per acre, per year for productive crop land;

b)

$300 per acre, per year for pasture land; and

c)

$150 per acre, per year for hillside or otherwise non-productive land.

2.

O’Keeffe Ranch

This lease was granted for consideration of $1,467.52, representing $2.00 per acre for each acre that comprises the lease.  To keep the lease in good standing, we must:

a)

Pay O’Keeffe Ranch the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:

i.

First anniversary: $2.06;

ii.

Second anniversary: $2.12;

iii.

Third anniversary: $2.18;

iv.

Fourth anniversary: $4.00;

v.

Fifth anniversary: $4.12;

vi.

Sixth anniversary: $4.24;

vii.

Seventh anniversary: $4.37;

viii.

Eighth anniversary: $4.50;

ix.

Ninth anniversary: $4.64;

x.

Tenth anniversary: $4.78.

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: $10,000;

ii.

Year 2: $20,000;

iii.

Year 3: $30,000;

iv.

Year 4: $40,000;

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

Provided we have established a binary power plant utilizing hot water and/or steam at temperatures less than 179°C (355°F), we have the option to purchase 1% of this royalty for $500,000 at any time not later than 36 months following the commencement of commercial production.

If O’Keeffe Ranch is receiving production royalties, O’Keeffe Ranch grants us the right to lease that portion of the surface of the property as is required for production and/or transmission facilities at a surface lease rate of:

a)

$600 per acre, per year for productive crop land;

b)

$300 per acre, per year for pasture land; and

c)

$150 per acre, per year for hillside or otherwise non-productive land.

3.

Stabb

This lease was granted for consideration of $2,943.68, representing US $2.00 per acre for each acre that comprises the lease.  To keep the lease in good standing, we must:

a)

Pay Stabb the following rental payments per acre, per year, to begin on the first anniversary of the Effective Date:

i.

First anniversary: $2.06;

ii.

Second anniversary: $2.12;

iii.

Third anniversary: $2.18;

iv.

Fourth anniversary: $4.00;

v.

Fifth anniversary: $4.12;

vi.

Sixth anniversary: $4.24;

vii.

Seventh anniversary: $4.37;

viii.

Eighth anniversary: $4.50;

ix.

Ninth anniversary: $4.64;

x.

Tenth anniversary: $4.78.

b)

Expend the following amounts in work commitments per lease year:

i.

Year 1: $10,000;

ii.

Year 2: $20,000;

iii.

Year 3: $30,000;

iv.

Year 4: $40,000;

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

Provided we have established a binary power plant utilizing hot water and/or steam at temperatures less than 179°C (355°F), we have the option to purchase 1% of this royalty for $500,000 at any time not later than 36 months following the commencement of commercial production.

If Stabb is receiving production royalties, Stabb grants us the right to lease that portion of the surface of the property as is required for production and/or transmission facilities at a surface lease rate of:

a)

$600 per acre, per year for productive crop land;

b)

$300 per acre, per year for pasture land; and

c)

$150 per acre, per year for hillside or otherwise non-productive land.

Crump Description, History and Development

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

From November, 2005, until the end of 2007, NGP conducted geophysical field studies and developed plans for drilling, including electrical resistivity, Schlumberger and ground magnetic surveys. The geophysical work mapped subsurface structures and indicated an excellent target indicative of geothermal fluids. Results suggest that the hot springs are associated with structurally permeable zones due to extensional faulting.

An independent review by a third party consulting firm estimates that the potential capacity of the Crump Geyser reservoir is a minimum of 40 megawatt (90% probability) for 20 years, and most likely 60 megawatt for 20 years. This capacity estimate is based on a volumetric estimate of heat in place which assumes an area of 5.4 to 16 km2 (most likely 10.7 km2), a reservoir thickness of 760 to 1,680 m (most-likely 1,070 m), and average reservoir temperature 140 to 160°C (most-likely 150°C).

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

The USGS conducted precision gravity on the property during August 2009 and this will be paid for by the USGS.

In October 2009 NGP was successful in receiving a commitment of up to $1,764,272 in shared funding (50/50 with the Company) from the US Department of Energy under the American Reinvestment and Recovery Act Geothermal Technologies Program. NGP proposes to test a new low environmental impact drilling technique and create a method to model the movement of fluid in the reservoir.

A total of $76,173 was expended on Crump Geyser project during the 2009 fiscal year.

ITEM 4A.

Unresolved Staff Comments

Not Applicable.

ITEM 5

Operating and Financial Review and Prospects

A.

Operating Results

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles.  The following discussion of our financial condition and results of operations for the fiscal years ended June 30, 2009, June 30, 2008, and June 30, 2007, should be read in conjunction with our consolidated financial statements and related notes attached thereto.

The Company’s ability to continue as a going concern is dependent upon the Company’s ability to obtain the necessary financing to complete its geothermal projects, and on refinancing any outstanding balance in excess of $70 million on the TCW loan.  It is also dependent upon successful completion of its geothermal projects, primarily Blue Mountain, upon its ability to attain profitable operations and to generate power in accordance with the power purchase agreement. The Company is currently exploring a number of possibilities in this regard. There is no assurance that management will be successful in achieving these objectives. In addition, the Company continues to be subject to drilling risk, since the success of future drilling is not fully predictable. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material. In addition, our significant accounting policies are discussed in Note 2 of the financial statements.

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

Significant areas of estimation include the following:

•

Assumptions made around estimated future cash flows relating to the TCW debt

•

Assumptions made as part of the fair value calculations for the cash settled option

•

The calculation of the fair value of the asset retirement obligation

•

The calculation of the stock-compensation expense

56

•

Determining the realizable amount of future income tax assets and

•

Recognition and measurement of contingent liabilities

During 2009, the Company made the following changes to its accounting policies:

a)

Canadian Institute of Chartered Accountants (“CICA”) handbook section 1400, General Standards of Financial Presentation

The amended standard changes the guidance related to management’s responsibility to assess the entity’s ability to continue as a going concern.  Management is required to assess the entity’s ability to continue as a going concern, and to take all available information relating to the future (which is at least twelve months from balance sheet date) into account when doing so.  Financial statements should be prepared on a going concern basis, unless management intends to liquidate the entity, or cease operations, or has no realistic alternative but to liquidate the entity, or cease operations.  Disclosure should be made of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.  The amended standard was adopted on July 1, 2008.

b)

CICA handbook section 1535, Capital Disclosures

The new standard requires the disclosure of information regarding the entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital, and whether the entity has complied with any externally imposed capital requirements.  The standard was adopted on July 1, 2008, and has resulted in increased disclosure in the Company’s financial statements.

c)

CICA handbook section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.  The standards increase the disclosure required and enable users to evaluate the significance of financial instruments in an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the Company is exposed to such risk, based on information provided internally to the entity’s key management personnel.  The standards were adopted effective July 1, 2008, and affected the financial statements by increased disclosure, which is provided in note 14.

d)

Change in reporting currency and classification of foreign subsidiaries

Effective October 1, 2008, the Company designated its US subsidiary as self-sustaining and changed its reporting currency to the US dollar.  The change in reporting currency was made to better reflect the Company’s business activities, comprising primarily the construction of the geothermal power plant facility in Nevada and the associated US dollar denominated financing and US dollar denominated power purchase agreement.  Prior to October 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars.  In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

In accordance with EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method.  Under this method, the statements of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

e)

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.

The EIC clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, and the Company implemented the EIC in the year ended June 30, 2009. The implementation of the EIC did not have an impact on the Company’s financial statements.

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

Deferred Exploration expenditures

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. The Blue Mountain project is economically feasible.  As a result, costs incurred after the determination of economic feasibility of the Blue Mountain project in the year ended June 30, 2009 have been capitalized under US GAAP. As at June 30, 2008 and 2007, the Company had not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred were expensed during the years ended June 30, 2008 and 2007.

Capitalization of Interest

Under Canadian GAAP, the Company has capitalized all interest on borrowings as part of construction of the Blue Mountain project and capitalized drilling costs included in Interests in Geothermal Properties.  Under US GAAP, the amount of interest capitalized is calculated based on applying a capitalization rate to the average amount of accumulated expenditures for the Blue Mountain project.  Additionally, not all of the interest capitalized for Canadian GAAP can be capitalized for US GAAP as some of the expenditures relating to the Blue Mountain project were expensed under US GAAP during the year.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (“Codification”) will become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission “SEC” under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 30, 2009. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. The objective of this statement is to improve financial reporting by enterprises involved with variable interest entities. This statement addresses (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in SFAS No. 166, “Accounting for Transfers of Financial Assets”, and (2) concern about the application of certain key provisions of FASB Interpretation No. 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB No. 140”. The object of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This statement addresses (1) practices that have developed since the issuance of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that are not consistent with the original intent and key requirements of that statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. SFAS No. 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This statement must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. The disclosure provisions of this statement should be applied to transfers that occurred both before and after the effective date of this statement. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2009, FASB issued SFAS No. 165 (SFAS 165), “Subsequent Events”. SFAS 165 establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009.  In accordance with SFAS 165, the Company evaluated all events or transactions that occurred after June 30, 2009 up through September 28, 2009, the date the Company issued these financial statements. During this period, the Company did not have any material recognizable subsequent events, other than as disclosed in the financial statements. The adoption of SFAS 165 did not have a material effect on the Company’s consolidated financial statements.

In June 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share.” FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

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

In December, 2007, the FASB issued SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”.  This statement amends ARB No. 51 to establish accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited.  The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”).  SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments.”  The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007, which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share- Based Payment Arrangements for Public Companies,” which stated that the simplified method could not be used beyond December 31, 2007.  SAB 110 is effective April 1, 2008.  The adoption of this statement did not have a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.”  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement did not have a material effect on the Company’s consolidated financial statements.

In September, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 NEVADA defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company’s consolidated financial statements.

June 30, 2009 Compared to June 30, 2008

During the year ended June 30, 2009, the Company continued developing its Blue Mountain, Nevada property by drilling and completing production wells 14-14, 15-14, 17-14 and injection wells 57-15, 61-22, 58A-15 and 58B-15.  In addition, the Company completed transmission line construction and 91% of the power plant. The Company spent $93,602,699 constructing the Blue Mountain Power plant and associated transmission and gathering assets, as well as $38,310,200 in geothermal property work, principally drilling. The Company used funds available from the $180 million TCW loan and net equity funds raised during May 2008. Given the growing pace of drilling activity and EPC work the Company’s expenses and net loss increased to $5,088,760 or $(0.05) per share compared to a loss for the year ended June 30, 2008 of $3,425,767 ($0.04 per share).  The net loss increase results primarily from a foreign exchange loss and undrawn commitment fees on the TCW loan, offset by decreased stock-based compensation expenses.

Operating expenses also continue to increase with the size and scope of operations as the Company continued to invest in its Blue Mountain project.  Engineering and project management work added to the increasing pace of drilling.  Administration and consulting costs of $1,718,244 (2008 – $1,105,949) continue to increase as the number of employees, as well as the size and complexity of operations, increase. Accounting and audit fees increased to $220,067 (2008 – $50,386) due to the increase in the size and scope of operations, as well as increased regulatory requirements, such as from Sarbanes Oxley, pending changes to accounting polices (e.g. from International Financial Reporting Standards (“IFRS”) and due to the complexity of accounts (e.g. the cash settled option valuation, US tax considerations and loan accounting). A one-time recruitment fee of $129,875, paid to Mr. Fairbank during 2008 when the Company purchased certain assets of Fairbank Engineering Ltd and hired the former employees, did not recur. Convention and publishing costs as well as investor relations expenses of $249,154 (2008 – $455,457) declined as a result of a reduction in third party investor relations services and careful management in light of the limited financing activity year to date.

The Company recorded a non-cash stock-based compensation expense of $307,359 (2008 – $858,890), which was lower than the previous year due primarily to a lower stock price and partial vesting at the end of the year.  Also, the Company recorded a non-cash loss resulting from the charge relating to the change in fair value of the cash settled option of $61,343 (2008 – $nil).

The foreign exchange loss results from application of the temporal method of foreign subsidiary exchange accounting during the first fiscal quarter. The Company designated its US subsidiary self sustaining and began reporting in US dollars at October 1, 2008.

Proceeds in excess of mineral property costs will not continue since Sierra Geothermal Power stopped funding the Pumpernickel project.

Losses are partially offset by interest income $346,520 (2008 – $313,783).

We expect to incur a net operating loss for the fiscal year ending June 30, 2010 despite earning income and revenue with the plant startup.

June 30, 2008 Compared to June 30, 2007

During the year ended June 30, 2008, the Company continued developing its Blue Mountain project by drilling and completing wells 38-14, 23-14, 25-14, 44-14 and 58-15.  In addition, the Company completed all permitting that could be completed prior to detailed engineering design, negotiated all rights-of-way for its planned transmission line and began engineering, procurement and construction of a 49.5 (gross) MW power generation plant by authorizing $26.3 million work under a LNTP with Ormat.  The Company used funds available from the $20 million Glitnir bank bridge loan supported by an irrevocable $15 million letter of credit, and $13.7 million net equity funds raised during May 2008. Given the growing pace of drilling activity and EPC work, combined with negotiation of rights-of-way and permitting, the Company’s expenses and net loss increased to $3,425,767 or $(0.04) per share compared to a loss for the year ended June 30, 2007 of $2,538,389 ($0.04 per share).  The net loss increase primarily results from an increase in administration expenses themselves the result of increasing activity.

Operating expenses increased with the size and scope of operations as the Company continued to invest in its Blue Mountain project.  Engineering and project management work added to the increasing pace of permitting and drilling.  Administration and consulting costs of $1,105,949 (2007 – $517,808) increased as the number of employees increased.  Associated expenses also increased: office expenses $145,958 (2007 - $69,163) and rent and telephone costs $142,841 (2007 - $68,307) all increased.  Convention and publishing costs as well as legal, investor relations, travel, transfer agent and regulatory fees of $979,463 (2007 – $597,265) also increased with the increasing activity, in part due to the additional financing requirements.  A one-time recruitment fee of $129,875 was paid to Mr. Fairbank when the Company purchased certain assets of Fairbank Engineering Ltd and hired the former employees.

The foreign exchange loss results from application of the temporal method of foreign subsidiary exchange accounting, consistent with previous practice and GAAP.

Losses are offset in part by interest income $313,783 (2007 - $395,722) and payments of $129,305 (2007 - $50,245) property option proceeds associated with the Pumpernickel contract that exceeded the costs to date.

Foreign Currency Exchange Rates

A portion of our business is conducted in currencies other than the United States dollar.  As a result, we are subject to exposure from movements in foreign currency exchange rates.  We do not currently engage in hedging transactions designed to manage currency fluctuation risks.  Please refer to Note 2.c "Foreign Currency Translation" in our June 30, 2009 financial statements, which form a part of this Annual Report.

Inflation

Inflation has affected our business somewhat since capital costs increased from the time of signing our PPA and the time we committed to project costs. We have managed the risk with fixed price contracts wherever possible and will continue to manage the risk in the future.

Interest Rate Sensitivity

While the maturity date for our credit facility is November 30, 2023 the Company must refinance at lower rates to remain viable and its primary interest rate risk is associated with the refinancing. We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.

Liquidity and Capital Resources

Cash and Financial Condition

The Company does not have operations that generate positive cash flow.  While we anticipate positive cash flow from operations during calendar 2010 we do not anticipate generating sufficient funds to pay all administrative expenses. Consequently, our financial success continues to rely on management’s ability to grow Blue Mountain profitability, as well as find and develop other new economically viable geothermal resources.  This can take many years and involves many factors that are beyond our control.

During the construction phase of the Blue Mountain project, the working capital reflected on the balance sheet has typically been negative, since the TCW loan draw occurred subsequent to month-end, and current liabilities included the construction holdback payable upon completion of the Blue Mountain project.

On August 29, 2008, to complete Blue Mountain construction, the Company closed a financing with TCW, a New York based investment management firm, for an amount of up to $180 million.  The principal terms of the TCW loan are as follows:

-

14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;

-

Accrued interest will be added to the principal prior to commercial operation and thereafter 6% interest per annum may be deferred if enough cash is not available to fund the full interest payments;

-

The principal will be repaid from available cash flow – the lender has the right to receive cash interest plus 60% of available project cash, which will increase to 100% if target loan principle balances are exceeded;

-

Upon the earlier of repayment of the debt and maturity, the lender can exercise a cash settled option for a nominal exercise price and receive in cash an amount equal to 7.5% of the fair market value of the equity of NGP Blue Mountain I LLC (“NGP I”).

-

The last $10 million of the $180 million commitment resulted in an increase of the cash settled option by 0.5% interest in the project for each million drawn;

-

The loan may be refinanced under certain circumstances.  Refinancing of the balance in excess of $70 million prior to refinancing target date is subject to a 2% prepayment fee.  Refinancing of the balance below $70 million, and the total balance after refinancing target date, is subject to a make-whole premium equal to the difference between the present value of the remaining payments discounted at the yield of similar maturity United States Treasury securities and the principal amount of the loan being repaid;

-

The refinancing target date is the later of 30 days after commercial operation or substantial completion, and may not be later than February 28, 2010.

The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP I, and over substantially all the assets of NGP I.  Holdco’s assets comprise the equity interests of NGP I.  NGP I’s assets include the Company’s Blue Mountain leases and the electricity generation plant under construction.  In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project.

The terms of the loan are structured in such a way as to require the Company to refinance a significant portion of the debt outstanding as at balance sheet date shortly after the later of commercial operation and substantial completion of the electricity generation plant, in order to avoid debt covenant violations. As at June 30, 2009, the Company was not in compliance with certain of the terms of the loan agreement, principally those relating to the project capital costs, and while no event of default was asserted, the loan was disclosed as a short-term liability. At June 30, 2009, the Company had $2,390,428 in cash and equivalents on hand, and a working capital deficiency of $155,698,932.

In November, 2009 the Company received a cash grant of $57.9 million from the US Department of Treasury facilitating a $30 million repayment of the TCW loan. The Company is currently negotiating terms under which it may use the remaining proceeds to complete the Blue Mountain project, particularly the required additional drilling (see ITEM 4D for details). Further partial repayment of the TCW loan will take place if and when new long term debt, such as the potential John Hancock debt, is issued and on a quarterly basis.

In the event that cash flows available for the repayment of the TCW loan are not sufficient to cover the interest payment then due, interest up to a maximum of 6% may be capitalized and added to the outstanding balance.  Capital repayments may be deferred until November 30, 2023 if sufficient cash flows are not available earlier. The Company must increase power production and issue long term debt to fund repayment of the TCW loan to maintain interest coverage covenant compliance.

The table below presents a maturity analysis of the Company’s financial liabilities at June 30, 2009 that shows the remaining contractual maturities:

	Carrying	Contractual	Within 1	1 - 5	More than
	amount	cash flows	year	years	5 years

Accounts payable and accrued liabilities	$17,438,406	$17,542,854	$17,542,854	$-	$-
Deferred construction amounts payable	9,028,380	9,028,380	9,028,380	-	-
Long-term payables	632,182	766,115	-	766,115	-
Long-term liability	149,095,125	242,887,257	102,519,524	61,982,290	78,385,443
Cash settled option	1,820,844	8,149,234	-	-	8,149,234

During fiscal 2009 the Company’s investing activities have been funded primarily by proceeds from the TCW loan facility. Its operating activities have been funded primarily by net proceeds of $13,675,004 from private placements of the Company’s securities during 2008;

The Company is in the process of negotiating future funding. To take advantage of the extension of the PTC to December 31, 2013 and receive a 30% cash grant for future eligible capital expenditures, the Company plans to raise funds and begin work on additional projects as quickly as possible.

Operating Activities

Cash used for operations during fiscal 2009 amounted to $3,459,473 (2008: $4,817,934; 2007: $2,864,828), and included a net loss of $5,088,760 (2008: $3,425,767; 2007: $2,538,389).

Investing Activities

During 2009, our cash outflow for investing activities was $123,794,896 (2008: $32,870,692; 2007: $11,925,198).

Financing Activities

During the fiscal year ended June 30, 2009, we drew $139,292,591 from the TCW loan facility and received $94,899 from the exercise of stock options.

A total of 378,000 common shares were issued at various times throughout the 2009 fiscal year.

Plan of Operations

Our plan of operations for the rest of the 2010 fiscal year includes the following:

Blue Mountain.

We intend to continue our project work at Blue Mountain by focusing on the following tasks:

-	Raise funds to begin development of three other geothermal projects to take advantage of the US Stimulus package and bring up to 100 MW on line by December 31, 2013.
-

Use the proceeds of the cash grant, (up to $95 million) debt potentially issued by a syndicate led by John Hancock and other potential financings to pay the TCW loan down to $70 million and drill three to five wells to fully support the power production capacity of the plant built.

-	Optimize power production at Blue Mountain, while managing operating costs carefully, in order to generate as much free cash flow to repay debt as possible.

Outstanding Material Commitments for Capital Expenditures:  In addition to the operating leases for premises, vehicles and geothermal resources for total of $5,391,790 disclosed under Item 5F below, the Company has few additional commitments for capital expenditures relating to the Blue Mountain project that will not be paid from the anticipated proceeds of the cash grant from the US Department of Treasure (see ITEM 4D for details).

Project Financing: Our cash position as at November 30, 2009, is approximately CDN$1 million. The loan facility with TCW is drawn to approximately $158 million and the Company will not earn revenue sufficient to cover Blue Mountain expenses until it increases power production, receives the proceeds of the potemtial John Hancock loan and pays the TCW loan down to approximately $70 million. The Company is in advanced discussions with John Hancock concerning a potential 20 year term loan of up to $95 million. The Company is also negotiating terms under which it may use a portion of the proceeds of the US Treasury department cash grant to complete the Blue Mountain project, particularly the required additional drilling (see ITEM4D for details). Together these funds (if the John Hancock loan is obtained) will be sufficient to pay down the TCW loan to $70 million and fund the additional drilling required to support 40-47 MW (net) power production at Blue Mountain. The Company also plans to raise funds and begin work on additional projects as quickly as possible to take advantage of the extension of the PTC to December 31, 2013 and receive a 30% cash grant for future eligible capital expenditures.

The Company has begun to generate revenue but does not expect sufficient Blue Mountain income to cover corporate expenses. The Company believes equity and debt will be issued in the future to support new project development. The Company is dependent upon successfully raising additional funds for its continuing operations and additional projects. Equity may be raised through the issuance of shares associated with the exercise of options and outstanding warrants.  There is no assurance that the Company will be successful in obtaining future financing.

Permitting. Our permitting activities are continuing as projects develop.  For more detailed information respecting the status of required permits for our Blue Mountain project, please refer to the heading "Property, plant and equipment" under Item 4.D. above.

Potential Acquisitions. We intend to continue our growth through the acquisition, as funding and opportunity permits, of leasehold interests in properties and/or property rights that we believe will add to the value of our geothermal resources.

Outstanding Share Data

As at June 30, 2009, we had 94,547,504 common shares issued and outstanding.  As of June 30, 2009, the following rights to purchase our securities were outstanding:

(a)	Stock options	9,296,000
(b)	Share purchase warrants	-
(c)	Agents’ Options	1,050,000
(d)	Agents’ Units	-
		10,346,000

Subsequent to our 2009 fiscal year end, we granted options, under our stock option plan, to acquire a total of 330,000 common shares with exercise prices of CDN$0.64 - $1.22 per share expiring at various dates until 2014.  A total of 702,000 stock options were exercised at prices of CDN$0.45- $0.90, and a total of 500,000 stock options expired and/or were forfeited, having  exercise prices between CDN$0.90 and $1.12.  As well, subsequent to the 2009 fiscal year end, a total of 315,000 agents’ options were exercised at a price of CDN$1.00 and the remaining 735,000 agents' units expired on November 15, 2009.

As of November 30, 2009, our issued and outstanding share capital consisted of 95,564,504 common shares, which, when combined with 8,424,000 common shares issuable pursuant to rights granted to purchase our securities, as provided below, would result in a fully-diluted share capital of 103,988,504 common shares.

As of November 30, 2009, the following rights to purchase our securities were outstanding:

(a)	Stock options	8,424,000
(b)	Share purchase warrants	-
(c)	Agents’ Options	-
(d)	Agents’ Units	-
8,424,000

C.

Research and Development, Patents, Licenses etc.

We do not currently and did not previously have research and development policies in place for the past three years.

D.

Trend Information

Historically, the geothermal industry in the United States has experienced significant growth followed by a consolidation of owners and operators of geothermal power plants.  During the 1990s, growth and development in the geothermal industry occurred primarily in foreign markets and only minimal growth and development occurred in the United States.  Since 2001, there has been increased demand for energy generated from geothermal resources in the United States as production costs for electricity generated from geothermal resources have become more competitive relative to fossil fuel generation due to increasing gas prices and as a result of newly enacted legislative and regulatory incentives, such as state renewable portfolio standards.  We see an increasing demand for energy generated from geothermal and other renewable resources in the United States; a general trend toward higher oil and gas prices, as well as further introduction of renewable portfolio standards as the most significant trends affecting our industry today and in the immediate future.

E.

Off-balance Sheet Arrangements

The Company has the following off-balance sheet arrangements relating to cash collateralized letters of credit supporting the Power Purchase Contract and Interconnection Agreement with NV Energy, and the EPC contract with Ormat:

Under the terms of the PPA agreement, we provided NVE with a $645,000 security deposit in the form of a letter of credit, backed by a cash deposit.  NVE has the right to draw upon these funds in the following circumstances: (i) if we fail to make required payments under the contract; (ii) if the letter of credit (“L/C”) is not renewed by the required date; or (iii) if certain conditions regarding the credit rating of the issuing financial institution are not met.

The LGIA Agreement dated November, 2007, commits the Company to provide a letter of credit that can be drawn to reimburse NV Energy for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant.  The Agreement also commits the Company to reimburse NV Energy’s interconnection facilities capital expenditures, estimated to reach approximately $700,000.  In February, 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.37-million, which was issued August 29, 2008.

In connection with the Ormat EPC Agreement, on April 1, 2008, Ormat was issued a $15 million letter of credit to secure contract commitments. At the time of writing the L/C has been released.

On November 3, 2008, the Company and NV Energy amended the power purchase agreement to improve pricing and to increase power sales, consistent with the size of the resource and the 49.5 (gross) geothermal power plant recently completed.  An additional cash collateralized letter of credit was provided as security to NV Energy in the amount of approximately US $1.6 million. Further security of approximately US $1.6 million is required as “Operating Security” within 5 days of November 20, 2009, the Commercial Operation date.

We do not have any other off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations at June 30, 2009

We have entered into operating leases for premises, vehicles and geothermal resources.  Our minimum annual commitments in each of the next five fiscal years and thereafter (including work commitments) are as follows:

Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating lease obligations	$5,391,790	$703,330	$1,389,459	$1,181,852	$2,117,149
Accounts payable	17,542,854	17,542,854	-	-	-
Deferred construction amounts payable	9,028,380	9,028,380	-	-	-
Long-term payables	766,115	-	553,959	212,156	-
Long-term liability	242,887,257	102,519,524	25,548,085	36,434,205	78,385,443
Cash- settled option	8,149,234	-	-	-	8,149,234
Total	$283,765,630	$129,794,088	$27,491,503	$37,828,213	$88,651,826

ITEM 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following information relates to our directors and officers:

Brian D. Fairbank, B.A.Sc., P. Eng.
President, Chief Executive Officer
Director since April 1995

Mr. Fairbank is responsible for obtaining financing, managing day to day operations of NGP and our subsidiaries and for the development of strategic direction.

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

R. Gordon Bloomquist, Ph.D.
Director since March 2003

Mr. Bloomquist, an internationally recognized geothermal expert, is currently a consultant to the World Bank regarding geothermal energy projects in eastern and central Eurasia and the African Rift area.  As a past Director of Geothermal and Integrated Energy Programs with the Washington State Energy Office, Dr. Bloomquist was responsible for all state geothermal policy decisions, technical assistance to geothermal resource developers, investigation of regional and local resources, and integrated energy project feasibility studies and programs.

He has consulted with a wide variety of private corporations, utilities and institutions on legislative issues for geothermal development, power generation, environmental regulation and regional geothermal resource assessment.  Dr. Bloomquist has been a Visiting Professor at the International School of Geothermics in Pisa, Italy , a member of the Geothermal Resource Council since 1972 (past Chairman and President) and has served on the Boards of the International Geothermal Association and the International District Heating Association. He is currently serving as the Chair of the International Geothermal Association 2010 World Geothermal Congress.

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

Gavin Cooper, Chartered Accountant
Director since June 2009

Mr. Cooper is a Chartered Accountant with a Bachelor of Accounting (Hons) from the University of South Africa and has more than 20 years of experience in senior executive management roles. He served as Chief Financial Officer from 2003 to 2008 with VRB Power Systems Inc. (a flow battery energy storage development company), President and CEO of Catamaran Ferries International Inc. through the wind-up phase of the BC Government's fast ferries program, Director of Finance and Administration at Yarrows Ltd., Vice President and Director of Pacific Engineered Materials Inc., and Senior Audit Manager at Ernst & Whinney in Vancouver, BC; London, UK; and Cape Town, South Africa.

Domenic J. Falcone, CPA
Director since January 2004

Mr. Falcone is currently an independent financial consultant.  He was a senior executive of Geothermal Resource International Inc. (1971 to 1987), a power developer in California that played a significant role in building a viable U.S. geothermal industry.  Mr. Falcone has an extensive background in geothermal project financing, acquisitions and business development, and a broad knowledge of the independent power and energy industries.

As President and principal of Domenic J. Falcone Associates Inc. from 1987 to 1991 and 1997 to current, he provides project financing and financial services to the independent power, co-generation, solid waste and wastewater industries.

Mr. Falcone was Chief Financial Officer and Vice President of PG&E Energy Services during its start-up period and was President of Creston Financial Group (1991-1997).  Mr. Falcone received the Joseph W. Aidlin Award in 1991 from the Geothermal Resources Council recognizing his outstanding contribution to the development of the geothermal resources industry.  Mr. Falcone is a long-standing member of the Geothermal Resources Council and a board member of the Geothermal Energy Association.

James Ernest Yates
Director since December 1996

Mr. Yates is an independent businessman with 20 years of experience in corporate development and the financing of start-up resource companies.  Mr. Yates financed and developed to production, the Crowfoot Lewis open-pit gold mine in Nevada.  Mr. Yates is the also a founder and President of Hycroft Realty Ltd., a company involved in real estate sales and development.

The following information relates to our non-director/officer senior management and consultants upon whose work we are dependent:

Kim Niggemann, B.Sc., Geologist
Project Director

Ms. Niggemann is the Director of Resource Exploration responsible for resource development on all existing properties and new acquisitions. She oversees all aspects of the geology, geochemistry and geophysics, drilling and reservoir engineering operations, leases, land, environmental and regulatory compliance, program efficiency, budget control and contracts.

Ms. Niggemann obtained a B.Sc. degree in geology from the University of New Brunswick in 1980 and worked with the Department of Natural Resources of New Brunswick, Shell Canada, and Home Oil in eastern Canada before joining Chevron Resources in Vancouver, B.C. Chevron field projects included potash deposits in Cape Breton, mining exploration in the Yukon and British Columbia, and major field involvement in drilling at the Muddy Lake gold discovery. Muddy Lake was later developed as the Golden Bear Mine.

Ms. Niggemann took a sabbatical from mineral exploration in 1990. In 2001, she obtained a Management Systems Certificate with honours from the British Columbia Institute of Technology (BCIT) and gained business management, project accounting, bookkeeping and consulting experience working on contracts for the Insurance Corporation of British Columbia (ICBC) and small businesses.

Since joining the NGP team in 2003, Ms. Niggemann has successfully fulfilled three US DOE contracts for slim well drilling and geophysics under the GRED program which resulted in the success of the 49.5MW nameplate Blue Mountain Geothermal Power Plant in Humboldt County, Nevada.

Max Walenciak P.Eng
V.P. Operations and Development

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

Richard Campbell M.S. Chemical Engineer

Mr. Campbell resigned as a Director in July, 2009. In his move to a new position as VP of Engineering Technology with CH2M Hill, he was no longer able to serve as a board member. Mr. Campbell had been a Board member since January, 2005.

Subsidiaries

The following persons are the directors and officers of our wholly-owned subsidiaries:

Blue Mountain Power Company	Brian Fairbank Andrew Studley Gordon Bloomquist	President, and Director CFO and Secretary Director
NGP Chile Ltda.	Brian D.Fairbank Stephanie Diane Ashton Cesar Andres Lopez Alarcon	President, and Director Director Director
Nevada Geothermal Power Company	Brian Fairbank Andrew Studley	President, and Director CFO and Secretary
Nevada Geothermal Operating Company LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
Desert Valley Gold Co.	Brian Fairbank	President, CFO, Director and Secretary
NGP Blue Mountain Holdco LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain Holdco II LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain Holdco III LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain Holdco IV LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain I LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President

NGP Blue Mountain II LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain III LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President
NGP Blue Mountain IV LLC	Brian Fairbank Andrew Studley Markus Christen	President, and Director CFO and Secretary Vice President

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

Name	Principal Position	From	To
Brian Fairbank	President Chief Executive Officer	April 1995 May 1995	Present
Andrew Studley	Chief Financial Officer and Secretary	Aug. 2007	Present

Summary Compensation Table

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $150,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary(CDN$)	Bonus ($)	Other Annual Compen-sation (CDN$)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Brian D. Fairbank, President, CEO Canada	2009 2008 2007	250,000 214,500 108,000 (1)	nil nil nil	nil nil nil	402,000(2) 180,000 1,000,000 (2)	nil nil nil	nil nil nil	nil nil(3) nil (3)
Andrew T. Studley CFO and Secretary	2009 2008 2007	164,781 138,077 nil(4)	nil nil nil	nil nil nil	100,000 390,000 nil	nil nil nil	nil nil nil	nil nil nil

(1)

consisting of a management fees paid to Fairbank Engineering Ltd. and Tywell Management Inc., non-reporting companies controlled by Brian D. Fairbank.

(2)

indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.

(3)

the table does not include fees paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank, for geothermal consulting services provided by employees of Fairbank Engineering Ltd. other than Brian D. Fairbank.

(4)

Mr. Studley was appointed to serve as CFO and Secretary on August 2, 2007.

The following table sets forth stock options granted by us during the fiscal year ended June 30, 2009, to our current executive officers:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	402,000	20%	0.45	nil	Jan. 21, 2014, Mar. 4, 2014, Mar. 19, 2014
Andrew T. Studley	100,000	5%	0.45	nil	Mar. 19, 2014

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2009 by our current executive officers:

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) (CDN$)	Unexercised Options/SARs at June 30, 2009	Value of Unexercised in-the-Money Options/SARs at June 30,2009 (2) (CDN$)
Brian D. Fairbank	153,000	275,40l	1,949,000	308,120
Andrew T. Studley	nil	nil	490,000	35,000

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being CDN$0.80) on the last day the shares traded on or before June 30, 2009 (being June 30, 2009) less the per option exercise price.

The following table sets forth details of all stock options granted during the fiscal year ended June 30, 2008:

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	180,000	8%	$1.03	nil	May 27, 2013
Andrew T. Studley	390,000	17%	$0.80 - $1.15	nil	August 1 – May 27, 2012

(c)	Directors may be compensated for services rendered as consultants or experts.
(d)	Directors may be awarded special remuneration, if such director undertakes any special services on our behalf, other than services ordinarily required of a director.
(e)	A committee chairman receives the aggregate sum of CDN$18,000 per fiscal year, regardless of the number of committees that such person may chair.
(f)	A non-chair committee member receives the aggregate sum of CDN$12,000 per fiscal year, regardless of the number of committees that such person may contribute to.

No options held by any executive officer were re-priced downward during our most recently completed financial year.

We do not provide retirement benefits for directors, officers, employees or consultants. No funds were set aside or accrued by us during the fiscal year ended June 30, 2009 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Compensation of Directors

Following are our policies regarding the compensation of our directors and others:

(a)	The Company pays each director the sum of CDN$1,000 per month, or CDN$1,500 per month for the Chairman of a Committee.
(b)	Directors and non-director committee members are compensated for their actual expenses incurred in the pursuance of their duties.

In connection with the policies above, for the fiscal year ended June 30, 2009, the Company paid an aggregate of $77,702 (CDN$90,000) to the directors of the Company for all services rendered in connection with the directorship.

We carry CDN $5 million in director and officer liability insurance.

The Company paid Markus Christen, a director of the Company, the sum of $1,127,581 for consulting services during the 2009 fiscal year pursuant to an agreement dated January 12, 2007.  Mr. Christen is also entitled to receive fees for financial advisory services in connection with arranging financing for development and construction of a power plant at the Blue Mountain project.

The Company paid Domenic Falcone, a director of the Company, the sum of $66,150 during the 2009 fiscal year as remuneration for consulting services.

The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted (1)	Exercise Price per Share	Date of Grant
1,966,000	CDN$0.45 - $1.10	July 11, 2008 – May 28, 2009

(1)

includes the number granted to Named Executive Officers previously disclosed

No options held by a non-executive officer director were re-priced downward during our most recently completed financial year.

C.

Board Practices

Terms of Office

Name	Position	Office Held Since	Expiration of Current Term of Office
Brian D. Fairbank	President, CEO, Director	Director since April, 1995.	December, 2009 for directorship. Not applicable for other positions listed.
Andrew T. Studley	CFO	CFO since August, 2007.	Not applicable.
R. Gordon Bloomquist	Director	Director since March, 2003.	December, 2009
Richard G. Campbell	Director	Director since January 2005.	Resigned July, 2009
Markus K. Christen	Director	Director since January, 2003.	December, 2009
Domenic J. Falcone	Director	Director since January, 2004.	December, 2009
Gavin Cooper	Director	Director since June, 2009.	December, 2009
James Ernest Yates	Director	Director since December, 1996.	December, 2009

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

The Board is currently composed of six directors, three of whom (Messrs. Cooper, Yates, and Bloomquist) are independent.  The remaining directors (Messrs. Fairbank, Falcone and Christen) are not considered to be independent as a result of their work for the Company.

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

Directors’ Service Contracts.

None of the directors have contracts providing benefits upon termination of their service as a director.

Audit and Remuneration Committees.

We have established the following committees:

Audit	Compensation and Nominating	Corporate Governance
Domenic Falcone* James Yates Gavin Cooper	Gordon Bloomquist * Markus Christen Domenic Falcone James Yates	Domenic Falcone * James Yates

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

D.

Employees

The Company had 29 employees as of the end of the fiscal year ended June 30, 2009.  Nine were hired to operate while it was the Blue Mountain plant under construction following a training period. With the exception of plant employees there has been no material change in the number of employees during the past three financial years.

E.

Share Ownership

The following table sets forth the share ownership of our directors and officers, and includes the details of all options or warrants to purchase shares of NGP held by such persons as of November 30, 2009.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of common shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of November 30, 2009, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name	Number of Common Shares (1)	Number of Common Shares Subject to Options or Warrants	Beneficial Percentage Ownership	Exercise Price (CDN)	Expiry Date
Brian Fairbank	7,210,053	162,000 80,000 160,000 1,000,000 300,000 180,000 67,000	7.4%	$0.45 $0.45 $0.45 $0.65 $0.90 $1.03 $1.22	Jan 21/14 Mar 4/14 Mar 19/14 Apr 04/12 Jan 18/11 May 27/13 Oct 16/14
Andrew Studley	350,000	250,000 50,000 90,000 100,000	0.4%	$0.80 $1.15 $1.03 $0.45	Aug 1/12 Nov 21/12 May 27/13 Mar 19/14
James Yates	360,000	175,000 150,000 90,000 35,000 83,000	0.4%	$0.90 $0.65 $1.03 $0.45 $1.22	Jan. 18/11 Apr. 4/12 May 27/13 Mar 19/14 Oct 16/14
Markus Christen	785,000	75,000 475,000 90,000 100,000 100,000 35,000	0.8%	$0.90 $0.65 $1.03 $1.02 $1.08 $0.45	Jan 18/11 Apr 4/12 May 27/13 July 11/12 Aug 14/13 Mar 19/14
Gordon Bloomquist	590,000	150,000 300,000 90,000 35,000 50,000	0.6%	$0.90 $0.65 $1.03 $0.45 $1.22	Jan 18/11 Apr 4/12 May 27/13 Mar 19/14 Oct 16/14
Domenic Falcone	835,000	75,000 475,000 90,000 100,000 100,000 85,000	0.9%	$0.90 $0.65 $1.03 $1.08 $0.45 $0.45	Jan 18/11 Apr 4/12 May 27/13 Aug 14/13 Mar 3/14 Mar 18/14
Gavin Cooper	250,000	250,000	0.3%	$0.54	May 28/14
Richard Campbell(2)	Nil	nil	nil	N/A	N/A

80

(1)

These figures include options and warrants exercisable within sixty days.

(2)

Mr. Campbell resigned as a director in July 2009

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

Under the Plan, we may reserve up to 10% of our issued and outstanding common shares (on a non-diluted basis) for the granting of options from time to time.  As a Tier 2 Toronto Stock Exchange (“TSXV”) company, the number of common shares that may be reserved for issuance to any one person during any 12 month period shall not exceed 5% of our issued and outstanding share capital, or in the case of a consultant or investor relations employee, 2%.

As of November 30, 2009 the maximum number of shares reserved for issuance under the Plan was 9,556,450 common shares, of which a total of 8,424,000 have been granted, 8,120,500 are vested and 1,132,450 common shares available under the Plan for future granting.

ITEM 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

Beneficial Holders of 5% or More:

As of November 30, 2009, we had 95,564,504 common shares issued and outstanding.  To the best of our knowledge, the following table sets forth persons known to us to be the beneficial owners of five percent (5%) or more of our common shares:

Name	Amount Owned	Percentage of Class
Wellington Management Company, LLP(1)	9,240,700	9.67%
Wohlman family(2)	9,205,095	9.63%
Brian D. Fairbank (3)	6,413,553	6.72%
Winslow(4)	5,808,000	6.08%

81

(1)

As of October 31, 2009, Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own 9,240,700 shares of the Issuer which are held of record by clients of Wellington Management.

(2)

This includes multiple share holdings by three members of the Wohlman family, Louis Wohlman and his adult sons Robert Wohlman and Doug Wohlman. The Wohlman Family Limited Partnership holds 3,232,590 shares and Louis Wohlman is the general partner with voting control and one percent ownership and Robert Wohlman and Doug Wohlman are limited partners with ninety-nine percent ownership without voting control; Louis Wohlman individually holds 2,393,800 shares; Robert Wohlman individually holds 2,639,628 shares; and Doug Wohlman individually holds 939,077 shares. Louis Wohlman disclaims beneficial ownership of the shares held by Robert Wohlman and Doug Wohlman.

(3)

Certain of these shares may be registered in the name of CDS & Co.  2,337,350 and 1,310,703 of these shares are registered in the names of Tywell Management Inc. and Fairbank Engineering Ltd., respectively, companies wholly-owned by Brian Fairbank.

(4)	As of September 30, 2009 comprises of holdings from Winslow Management Company, LLC and Winslow Green Growth Fund

Significant Changes in Share Ownership

There has been a significant change in the percentage ownership held by major shareholders during the past three years. Wexford Spectrum Trading Limited since January 14, 2009 disposed o f its holdings, 6,415,900 shares, bringing the amount of shares owned to zero.

Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our Company’s shares who are not major shareholders.

Host Country Record Shareholders

As of October 31, 2009, Computershare Investor Services Inc., our registrar and transfer agent, reported that we had 95,392,004 common shares issued and outstanding.  Of those common shares, 59,094,855 common shares were registered to Canadian residents (25 shareholders), 36,061,316 common shares were registered to residents of the United States (58 shareholders) and 235,833 common shares were registered to residents of other foreign countries (3 shareholders).

Controlling Ownership

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly.

Arrangements Affecting Ownership

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

B.

Related Party Transactions

Other than as disclosed below or elsewhere in this Annual Report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2009 fiscal year to the date of this Annual Report between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

82

(a)

Nevada Geothermal Power Inc. entered into a letter agreement with Markus K. Christen, a director of NGP, dated January 12, 2007, which was amended July 2, 2007 and January 13, 2009.  Pursuant to the terms of this agreement, Mr. Christen is providing consulting services in exchange for fees and out-of-pocket expenses.  The consulting services are financial advisory services in connection with arranging financing for the Blue Mountain Project.  Upon satisfaction of the conditions precedent, the Company shall pay success fees that may reach $2.6 million to Markus K. Christen (a director of the Company).

During fiscal 2009, the Company paid $1 million in success fees to Mr. Christen, consisting of $100,000 for an increase in a letter of credit and $900,000 for the TCW financing.  Success fees paid to date are approximately $1.6 million.

(b)

Amounts Payable to Directors, Officers, and Affiliated Companies

As at June 30, 2009, a total of $108,386 was owing to directors, officers and companies controlled by directors of the Company for consulting services and director’s fees.  This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

(c)

Fees Paid to Directors, Officers, Former Officers, and Affiliated Companies

During the years ended June 30, 2009 and 2008, the following were paid or accrued to directors, officers, and former officers and to companies controlled by directors of the Company:

	2009	2008

Administration	$313,925	$393,089
Director fees	$77,702	$57,516
Consulting, including financing success fees	$1,184,131	$813,458
Rent	$-	$11,489
Recruitment fee	$-	$129,801
Property, plant and equipment	$-	$101,054

Administration is primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s TCW loan and letters of credit in support of the Limited Notice to Proceed contracted with Ormat.

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

83

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 8

Financial Information

A.

Consolidated Statements and Other Financial Information

Financial Statements filed as part of this Annual Report

Our financial statements are stated in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.  The following financial statements are filed as part of the Annual Report:

-	Independent Registered Chartered Accountant's Report dated September 29, 2009.
-	Independent Auditors' Report dated October 10, 2008.
-	Consolidated balance sheets as at June 30, 2009 and 2008.
-	Consolidated statements of loss, comprehensive loss, and cash flows, for the years ended June 30, 2009, 2008 and 2007.
-	Notes to consolidated financial statements.

Legal Proceedings

During 2006, the Company disputed certain charges regarding drilling services rendered. The maximum amount under dispute was $900,000.  As part of a continuing effort to resolve the matter, the Company sued the drilling contractor on June 7, 2007.  The drilling contractor subsequently filed for protection under Chapter 11 of the United States Bankruptcy Code.  There is no current claim against the Company and, accordingly, no liability regarding the dispute is recorded in the books of the Company as at June 30, 2009.

Sierra Geothermal is disputing approximately CDN $130,000 owed under the terminated Pumpernickel Option Agreement. The Company is proceeding to arbitration as required by the Agreement.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose.  We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.

Significant Changes

Other than as disclosed below, no significant change has occurred in our Company’s financial statements since the subsequent events were disclosed in our Annual Financial Report at September 28, 2009.

84

-

During October, 2009 the Company issued 5% cash settled options entitling TCW to a further 5% of the fair value of the equity of NGP 1 upon the earlier of repayment of the debt and maturity, in connection with drawing $180 million from their loan facility.

-	The Company declared the power plant construction was substantially complete at October 9, 2009.
-

On October 13, 2009 the Company engaged John Hancock Life Insurance Company ("John Hancock") to be the exclusive debt provider for an up to $95 Million Term Loan Facility for the Blue Mountain geothermal project.

-

On November 9, 2009 the Company’s wholly owned subsidiary NGP Blue Mountain 1 LLC, was awarded a Cash Grant of $57.9 million for the geothermal power plant under the American Recovery and Reinvestment Act of 2009.

-

On October 29, 2009, the Company was committed $1,764,272 for the Crump Geyser Geothermal Project and $1,597,847 for the Black Warrior Geothermal Project under the DOE Funding Opportunity Announcement for cost sharing grants available for innovative exploration and drilling under the American Reinvestment and Recovery Act.

-	On November 12, 2009 the Company received a $57.9 million cash grant from the US Department of Treasury.
-	On November 13, 2009 the Company repaid $30 million of the outstanding TCW loan balance.
-	On November 20, 2009 the Company reached an agreement in principle with TCW who granted waivers that facilitate declaring COD and permit ARRA grant funts to be used for additional required drilling.
-

On November 27, 2009 the Company increased the letter of credit in favour of NV Energy by $1.6 million to provide operating security as requred by the PPA. The increase is secured by $1.6 million cash on deposit with Bank of the West.

ITEM 9

The Offer and Listing

A.

Offer and Listing Details

Price History

The high and low prices expressed in Canadian dollars on the TSX for our common shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	TSX Venture Exchange		Over-the-Counter Bulletin Board

Period Ended	High	Low	High	Low
2009	$	$	$	$
November	1.04	0.89	1.01	0.82
October	1.26	0.88	1.21	0.82
September	1.30	0.73	1.22	0.66
August	0.78	0.65	0.72	0.60
July	0.87	0.60	0.74	0.52
2009
4th Quarter June	0.92	0.45	0.82	0.37
3rd Quarter March	0.49	0.35	0.45	0.26
2nd Quarter December	0.78	0.28	0.73	0.22
1St quarter September	1.60	0.65	1.46	0.62

85

2008
4th Quarter June	1.36	1.00	1.33	0.97
3rd Quarter March	1.30	0.79	1.33	0.84
2nd Quarter December	1.35	0.82	1.55	0.82
1St quarter September	1.05	0.68	0.97	0.62

Annual 2009	1.60	0.28	1.46	0.22
Annual 2008	1.36	0.68	1.33	1.03
Annual 2007	0.93	0.66	0.83	0.55
Annual 2006	1.25	0.70	1.07	0.60
Annual 2005	0.97	0.42	0.80	0.33

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

Since July, 2003, our common shares have also been quoted on the OTC Bulletin Board (OTCBB) under the symbol "NGLPF".

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

86

ITEM 10

Additional Information

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

B.

Memorandum and  Articles of Association

On November 30, 2005 we adopted new articles of association in order to conform to the Business Corporations Act, implemented in British Columbia, Canada on March 29, 2004 (the "BCBCA").

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

87

There is no requirement in our Articles or in the BCBCA requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director's qualification.

Holders of our common shares are entitled to vote at meetings of shareholders, and a special resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, rateably, to the remaining property of NGP upon our liquidation, dissolution or winding up, and such holders may receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is in arrears in the payment of dividends or sinking fund instalments.  There is no liability on the part of any shareholder to further capital calls by us or any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the BCBCA or by our constating documents.

We are required to give our registered shareholders not less than 21 days notice of any general meeting held by us unless all such shareholders consent to reduce or waive the period.  In addition, we are obliged to fix a record date for a meeting that is no fewer than 30 nor more than 60 days before the meeting.  We are also obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners with reasonable notice prior to the record date for the meeting.  We then deliver, in bulk, proxy-related materials in amounts specified by the intermediaries.  None of our shares owned by registrants or intermediaries may be voted at our general meeting unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to us within the time limited by us for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

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

88

C.

Material Contracts

Other than contracts entered into during the ordinary course of business, we have entered into the following material contracts during the past two years:

1.

Agreement dated March 28, 2008 between NGP Blue Mountain I, LLC and Ormat Nevada, Inc. for a $76 million Engineering, Procurement and Construction Contract to construct a 49.5 megawatt geothermal power plant at Blue Mountain, Nevada.  (Referenced by Exhibit 4.129)

2.

Agreement dated September 12, 2008 between NGP Blue Mountain I, LLC and Wilson Utility Construction Company for the engineering, procurement and construction contract to build an approximately 21 mile 120kV wood pole transmission line rated to carry a maximum of 120 MW of power from the Blue Mountain, NV Energy Power Plant Switch Yard to Sierra Pacific Power Company’s Switching Station.  (Referenced by Exhibit 4.130)

3.

Agreement dated November 29, 2007 between NGP Blue Mountain I, LLC and ThermaSource, Inc. for the drilling of  wells 25-15, 44-14, 42-14 and any additional wells as directed by NGP at its Blue Mountain, NV geothermal development site.  (Referenced by Exhibit 4.98)

4.

Agreement dated November 29, 2008 between Nevada Geothermal Power, Inc. and Trinity Investments of Nevada, LLC, d/b/a Trinity Exploration (NSCB# - 00715910), for the drilling of Well 58A-15 at Blue Mountain, NV geothermal development site.  (Referenced by Exhibit 4.99)

5.

Agreement dated October 15, 2008 between Nevada Geothermal Power, Inc. and Trinity Investments of Nevada, LLC, d/b/a Trinity Exploration (NSCB# - 00715910), for the drilling of Well 57-15 at Blue Mountain, NV geothermal development site.  (Referenced by Exhibit 4.100)

6.

Agreement dated November 17, 2008 between Nevada Geothermal Power, Inc. and Ensign United States Drilling (California), Inc. for a geothermal multiple well program (guarantee 3 months work) at Blue Mountain, NV geothermal development site.  (Referenced by Exhibit 4.101)

7.

First Amendment to the 20-year Power Purchase Agreement with NV Energy dated November 3, 2008 to sell all electricity generated by Nevada Geothermal Power, Inc.’s 49.5 MW geothermal power plant that is currently under construction.  (Referenced by Exhibit 4.131)

8.

Note purchase agreement dated August 29, 2008 relating to the $180 million loan facility for the construction of the Blue Mountain Phase 1 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Company (TCW).  (Referenced by Exhibit 4.102)

9.

First Amendment to note purchase agreement dated December 8, 2008 relating to the $180 million loan facility for the construction of the Blue Mountain Phase 1 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Asset Management Company (TCW). (Referenced by Exhibit 4.103)

10.

Second Amendment to note purchase agreement dated December 12, 2008 relating to the $180 million loan facility for the construction of the Blue Mountain Phase 1 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Asset Management Company (TCW).  (Referenced by Exhibit 4.104)

89

11.

First Amendment to MS Greenrock, LLC agreement dated September 4, 2008 to adjust the amount of equity investment, removal of conditions related to project level construction loan, removal of right of first refusal and revisions to fixing of target return. (Referenced by Exhibit 4.105)

12.

Underwriting agreement dated April 23, 2008, with Dundee Securities Corporation for a private placement, on a bought deal basis, consisting of 10,000,000 common shares ("Shares") at CDN$1.00 per Share for gross proceeds of CDN$10,000,000 (the "Offering").  NGP has also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the Offering by up to an additional 5,000,000 Shares for gross proceeds of a further CDN$5,000,000.

Dundee managed the Offering on behalf of a syndicate of underwriters.  The Underwriters received a 6% cash commission together with an option to acquire that number of Shares that is equal to 7% of the number of Shares issued.  The Compensation Option entitles the Underwriters to purchase Shares, exercisable at the offering price of the Shares for a period of 18 months following closing of the Offering. (Referenced by Exhibit 4.106)

13.

Form of Compensation Option Certificate with Dundee Securities Corporation in reference to Underwriting agreement dated April 23, 2008, with Dundee Securities Corporation for a private placement, on a bought deal basis, consisting of 10,000,000 common shares ("Shares") at CDN$1.00 per Share for gross proceeds of CDN$10,000,000 (the "Offering").  NGP has also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the Offering by up to an additional 5,000,000 Shares for gross proceeds of a further CDN$5,000,000.  (Referenced by Exhibit 4.123 and 2.9)

14.

Form of Compensation Option Certificate with Clarus Securities Inc. in reference to Underwriting Agreement dated April 23, 2008 with Dundee Securities Corporation for a private placement, on a bought deal basis, consisting of 10,000,000 common shares ("Shares") at CDN$1.00 per Share for gross proceeds of CDN$10,000,000 (the "Offering").  NGP has also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the Offering by up to an additional 5,000,000 Shares for gross proceeds of a further CDN$5,000,000.  (Referenced by Exhibit 4.124 and 2.7)

15.

Form of Compensation Option Certificate with Jacob & Company Securities in reference to Underwriting agreement dated April 23, 2008, with Dundee Securities Corporation for a private placement, on a bought deal basis, consisting of 10,000,000 common shares ("Shares") at CDN$1.00 per Share for gross proceeds of CDN$10,000,000 (the "Offering").  NGP has also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the Offering by up to an additional 5,000,000 Shares for gross proceeds of a further CDN$5,000,000.  (Referenced by Exhibit 4.125 and 2.8)

90

16.

Amending Agreement dated January 8, 2008 between Fairbank Engineering Ltd. (FEL) And Nevada Geothermal Power, Inc. (agreement dated October 1, 2007) pursuant to which NGP agreed to acquire certain assets from FEL.   Amendment to Section 4 of the FEL agreement regarding employees.  (Referenced by Exhibit 4.107)

17.

Agreement between NGP Blue Mountain HoldCO, LLC (“Issuer”) and TCW Asset Management Company for Issuer Pledge and Security Agreement pursuant to the terms of the Note Purchase Agreement dated August 29, 2008. (Referenced by Exhibit 4.108)

18.

Agreement dated August 29, 2008 between NGP Blue Mountain HoldCO, LLC (“Issuer”) and TCW Asset Management Company for an Account Management Agreement (Issuer) setting forth term on which Issuer may transfer and apply amounts credited to certain collateral account pursuant to the terms of the Note Purchase Agreement. (Referenced by Exhibit 4.109)

19.

Guaranty between NGP Blue Mountain Holdco, LLC (“NGP I”, “Guarantor”),  and TCW Asset Management Company (“Agent”, “Secured Party”, “Guarantied Party”) for Note Holders of NGP I,  pursuant to Note Purchase Agreement.  Dated: August 29, 2008.  (Referenced by Exhibit 4.110)

20..

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (Boilermaker-Blacksmith Pension Trust) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008. (Referenced by Exhibit 4.122)

21.

Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Allie Tipton Bear (owner of a one third interest) and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: South Half) of land in Humboldt County, Nevada.  (Referenced by Exhibit 4.111)

22.

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Allie Tipton Bear (owner of a one third interest) and Nevada Geothermal Power Company geothermal and solution mineral rights to320 acres more or less (Section 4: South Half) of land in Humboldt County, Nevada.  (Referenced by Exhibit 4.112)

23.

Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Roger and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: South Half) of land in Humboldt County, Nevada.  (Referenced by Exhibit 4.113)

24.

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Roger and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: South Half) of land in Humboldt County, Nevada.  (Referenced by Exhibit 4.114)

91

25.

Surface and Access Rights to Township 33 North, Range 40 East, MDB & M, Section 5, and Section 4: South Half.  Letter dated October 15, 2008 confirming additional rights to Geothermal Lease Agreement between Roger and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  (Referenced by Exhibit 4.115)

26.

Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Ruth Ann Danner, f.k.a. Ruth Ann Tipton (owner of a one sixth interest), and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: South Half) of land in Humboldt County, Nevada. (Referenced by Exhibit 4.116)

27.

Amendment to geothermal lease agreement (March 31, 2003) between Nevada Geothermal Power Company and RLF Nevada Properties, LLC  dated October 26, 2007 for geothermal Lease #189093 for the right to explore and develop Geothermal Resources at Blue Mountain, Nevada.  (Referenced by Exhibit 4.118)

28.

Memorandum of lease dated November 6, 2007 for all of Sections 15 and 23, Township 36 North, Range 34 East, MDB & M, at Blue Mountain, Nevada. (original lease October 19, 1993, and exercise option to renew on March 1, 2004) between BNSF Railway Company and Nevada Geothermal Power Company; the option to extend the term of the Lease Agreement for up to four addition ten-year extension terms from February 28, 2014.  (Referenced by Exhibit 4.119)

29.	Letter dated November 13, 2008, to Bureau of Land Management referencing lease N-58196, N-77668, N080086 and N-80159 requesting Royal Rate Conversion. (Referenced by Exhibit 4.120)
30.	Letter dated November 13, 2008, to Bureau of Land Management referencing lease N-80070, N-7877, N-78124, N-79745 and N-74855 requesting Royal Rate Conversion. (Referenced by Exhibit 4.121)
31.

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (TCW Energy Fund XIV, L.P.) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008. (Referenced by Exhibit 4.133)

32.

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (TCW Energy Fund XIV-A, L.P.) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008. (Referenced by Exhibit 4.134)

33.

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (TCW Energy XIV Blocker (NGP Blue Mountain), L.L.C.) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008. (Referenced by Exhibit 4.135)

34.

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC to Trust Company of the West for Note Holders (TEP Equity Holdings Cayman Blocker, Ltd.) of NGP 1, pursuant to Note Purchase Agreement dated August 29, 2008. (Referenced by Exhibit 4.132)

35.

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Ruth Ann Danner, f.k.a. Ruth Ann Tipton Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: South Half) of land in Humboldt County, Nevada.  (Referenced by Exhibit 4.136)

92

36.

Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Rebecca Ann Hill f.k.a Rebecca Ann Tipton and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: South Half) of land in Humboldt County, Nevada.  (Referenced by Exhibit 4.137)

37.

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Rebecca Ann Hill f.k.a. Rebecca Ann Tipton and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4: South Half) of land in Humboldt County, Nevada.  (Referenced by Exhibit 4.138)

38.

Shareholders Rights Plan Agreement between Nevada Geothermal Power Inc. and Computershare Investor Services Inc. Approved by the Directors on November 25, 2008, Effective as of December 4, 2008 (Referenced by Exhibit 2.10)

39.

Second Amendment dated January 13, 2009, to Financial Consulting Agreement between Markus K. Christen and Nevada Geothermal Power Inc., dated January 12, 2007 and July 2nd, 2007 financing engagement letter. (Referenced by Exhibit 4.139)

40.	Amendment dated August 1, 2008 to Employment Letter Agreement – Studley, dated July 11, 2007 (Referenced by Exhibit 4.140)
41.	Amendment dated April 16, 2008 to Employment Agreement – Walenciak. Dated April 16, 2007 (Referenced by Exhibit 4.141)
42.

Purchase Agreement for Blue Claims, NMC 1001318-1001327, NMC1003767-1003783, NMC 1003784-1003787  from Gryphon Gold Corporation  to Desert Valley Gold Company dated March 31, 2009 (Referenced by Exhibit 4.142)

43.

Quitclaim Deed from Nevada Eagle Resources LLC (“Grantor”) to Desert Valley Gold (“Grantee”)  and its successors and assigns forever, all rights, title and interest in the unpatented mining claims in Humboldt County, Nevada as referenced: NMC 1001318-1001327, NMC1003767-1003783, NMC 1003784-1003787, dated April 1, 2009 (Referenced by Exhibit 4.143)

44.

Engineering and construction contract with Industrial Builders for the Geothermal Gathering System for the  Geothermal Power Generation Plant, Humboldt County, Nevada dated April 6, 2009. (Referenced by Exhibit 4.144)

45.

Amendment as of April 10, 2009 between Nevada Land and Resource Company, LLC (NLRC) and Nevada Geothermal Power Company (Lessee) for Geothermal Lease #189093 dated March 31, 2003 (Referenced by Exhibit 4.145)

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of our outstanding common shares) pursuant to Article X of the Canada-U.S. Income Tax Convention (1980), as amended (the "Treaty"), and 25% where the Treaty benefits are not available to the shareholder. See "Item 10 – Additional Information – E. Taxation" below.

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

The following investments by a non-Canadian are subject to review under the Investment Act:

1.

direct acquisition of control of Canadian businesses with assets of CDN$5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member "country investor" (the United States being a member of the WTO);

2.	direct acquisition of control of Canadian businesses with assets of CDN$295 million or more by a WTO investor;
3.

indirect acquisition of control of Canadian business with assets of CDN$5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisition of control of Canadian businesses with assets of CDN$50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

4.

indirect acquisition of control of Canadian businesses with assets of CDN$50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

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

E.

Taxation

Material Canadian Federal Income Tax Consequences

Management believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of NGP who is a resident of the United States, who is not and is not deemed to be a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of NGP in connection with carrying on a business in Canada (a "non-resident holder"). In addition, this summary does not apply to a “registered non-resident insurer” or an “authorized foreign bank”, both within the meaning of the ITA.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the publicly announced administrative and assessing policies of the Canada Revenue Agency to the date hereof, and all specific proposals (the "Tax Proposals") to amend the ITA and the Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date hereof. This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, including retroactive amendments, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid or credited, or deemed paid or credited, to a non-resident holder on common shares of NGP will be subject to Canadian withholding tax under the ITA. The Treaty, will reduce the 25% withholding tax rate under the ITA  on such dividends to: (i) 15% where the beneficial owner of the dividends is a resident of the United States and otherwise entitled to Treaty benefits, and (ii) 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of NGP and otherwise entitled to Treaty benefits. Certain look-through rules will apply for non-resident holders that are considered fiscally transparent entities under United States law, in determining whether the beneficial owner is resident in the United States and whether the 10% threshold is met. Not all persons who are residents of the United States will qualify for the benefits of the Treaty. A non-resident holder is advised to consult his own tax advisors in this regard.

No dividends have been paid to date by NGP.

Dispositions

A non-resident holder of common shares of NGP will generally not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition thereof, unless the common shares represent "taxable Canadian property" to the non-resident holder and the non-resident holder is not entitled to Treaty benefits.  Provided the common shares of NGP are listed on a designated stock exchange, as defined under the ITA, at the time of disposition, the common shares of NGP will not constitute “taxable Canadian property” to a non-resident holder unless, at any time during the period of 60 months immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with such persons, owned not less than 25% of the issued shares of any class of shares of NGP. The common shares of NGP may also be taxable Canadian property to a non-resident holder if he acquired the common shares pursuant a tax-deferred rollover transaction whereby the non-resident holder substituted common shares of NGP for property that was taxable Canadian property.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident, elected to have the shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the shares, subject to the relieving provisions of the Treaty.

Where a non-resident holder realizes a capital gain on a disposition of the common shares of NGP that constitute taxable Canadian property, the Treaty relieves the non-resident holder from liability for Canadian income tax on such capital gain unless:

(a)

the value of the common shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition, and the common shares of NGP were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned by the non-resident holder at that time,

(c)	the shares formed part of the business property of a permanent establishment that the non-resident holder has or had in Canada within the 12 months preceding the disposition; or
(d)

the non-resident holder is of not considered a resident of the United States under the Treaty, or denied benefits as a result of the Limitation on Benefits provisions of the Treaty.  Note that an individual who is a natural person is a qualifying person for this purpose.  A non-resident holder is advised to consult his own tax advisors in this regard.

A non-resident holder's capital gain (or capital loss) from a disposition of common shares of NGP that are taxable Canadian property to him, and not exempt from taxation in Canada under the Treaty, will be the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the shares and reasonable costs of disposition.  One-half of a capital gain (the "taxable capital gain") will be included in income, and one-half of a capital loss in a year (the "allowable capital loss") will be deductible from taxable capital gains realized in the same year.  The amount by which a non-resident holder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the non-resident holder in Canada in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

As long as the common shares of NGP are listed on a recognized stock exchange, as defined under the ITA, they will be "excluded property". As such, the non-resident holder will not be required to apply for a certificate of compliance on the disposition of the common shares of NGP, even if they are taxable Canadian property. A non-resident holder who disposes of common shares of NGP that are taxable Canadian property, and not exempt from tax by virtue of the Treaty, will generally be required to file a Canadian income tax return to report the disposition and pay the tax owing.

Material United States Federal Income Tax Consequences

The following is a summary of United States federal income tax considerations material to a holder of our common shares who is a U.S. Investor (defined below).  The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to U.S. Investors and does not address the tax consequences of U.S. Investors subject to special provisions of federal income tax law.

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

Since the United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below.  Special rules will apply, for example, if you are:

-	an insurance company;
-	a tax-exempt organization;
-	a financial institution;
-	a person subject to the alternative minimum tax;
-	a person who is a broker-dealer in securities;
-	an S corporation;
-	an expatriate subject to Section 877 of the Code;
-	an owner of, directly, indirectly or by attribution, 10% or more of the outstanding common shares;

-	an owner holding common shares as part of a hedge, straddle, synthetic security or conversion transaction; or
-	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In addition, this summary is generally limited to persons holding common shares as "capital assets" within the meaning of Section 1221 of the Code, and whose functional currency is the U.S. dollar.  The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

As used herein, a “U.S. Investor” is a beneficial owner of common shares that is, for U.S. federal income tax purposes:  (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury regulations.

Distributions

Subject to the discussion below of the consequences of our being treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes, the gross amount of a distribution, including any foreign withholding taxes, with respect to your common shares will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles.  For taxable years beginning before January 1, 2011, dividends received by U.S. Investors that are individuals, estates or trusts from a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the income tax treaty or the securities exchange requirement is met, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a PFIC.  As discussed below, we believe we were a PFIC for the year ended June 30, 2009, and so the preferential tax rates available to U.S. Investors of a “qualified foreign corporation” would not be available.  U.S. Investors are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to the common shares.

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

A dividend distribution will be treated as foreign source income and will generally constitute "passive category income" but could, in the case of certain U.S. Investors, constitute "general category income."  The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Dispositions of Common Shares

Subject to the discussion below of the consequences of being treated as a PFIC, gain or loss realized by a U.S. Investor on the sale or other disposition of common shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such U.S. Investor’s basis in the common shares and the amount realized on the disposition.  In general, such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the common shares for more than one year at the time of the sale or exchange.  If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax.  Limitations may apply to your ability to offset capital losses against ordinary income.  Subject to the PFIC rules discussed below, in general, gain from a sale, exchange or other disposition of the common shares by a U.S. Investor will be treated as U.S. source income for foreign tax credit purposes.  (See discussion at “Foreign Tax Credit” below).  Therefore, the use of foreign tax credits relating to any foreign taxes imposed upon such sale may be limited.  You are strongly urged to consult your own tax advisors as to the availability of tax credits for any foreign taxes withheld on the sale of common shares.

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

Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, while gains recognized on the sale of stock of a foreign corporation by a United States person (as defined in section 7701(a) (30) of the Code) should be treated as U.S. source for this purpose.

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

Passive Foreign Investment Company

During the 2009 fiscal year the Company believes it was a PFIC for United States federal income tax purposes and may be treated as a PFIC for future taxable years. Based on some preliminary projections about its income and assets, the Company believes there is a possibility it will not be a PFIC for the fiscal year ending June 30, 2010.  However, because the determination of whether the Company is a PFIC for a taxable year is made based on actual income and assets values during such taxable year, no assurances can be given that the Company will not be a PFIC for the fiscal year ending June 30, 2010. US Investors should consult their tax advisors regarding to the tax consequences of the Company being a PFIC for the fiscal year ending June 30, 2009, as well as the potential that the Company's PFIC status might change for the fiscal year ending June 30, 2010..  This conclusion is a factual determination made annually and thus subject to change.  We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our common shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% of our assets are attributable to assets that produce or are held for the production of passive income.  In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the "look-through" rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.

In addition, if we are a PFIC and own shares of another subsidiary that is a PFIC (a “lower-tier PFIC”), under certain indirect ownership rules, a disposition of the shares of such other lower-tier PFIC or a distribution received from such other lower-tier PFIC generally will be treated as an indirect disposition by a U.S. Investor or an indirect distribution received by a U.S. Investor, subject to the rules of Section 1291 of the Code discussed below.

We were a PFIC for our last fiscal year ended June 30, 2009. The determination of whether we will be a PFIC for each taxable year will depend, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we will be a PFIC for each taxable year will depend on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty at this time.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status.

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

If we are determined to be a PFIC for any taxable year during which a Non-Electing U.S. Investor holds common shares, the U.S. Investor will be subject to special tax rules under Section 1291 of the Code with respect to:

-

any "excess distribution" that the U.S. Investor receives or is deemed to receive on common shares.  Distributions the Non-Electing U.S. Investor receives in a taxable year (or distributions by a lower-tier PFIC to its shareholder that are deemed to be received by a U.S. Investor) that are greater than 125% of the average annual distributions the U.S. Investor received or is deemed to have received during the shorter of the three preceding taxable years or the Non-Electing U.S. Investor’s holding period for the common shares will be treated as an “excess distribution;” and

-

any gain the U.S. Investor realizes from a sale or other disposition (including a pledge) of the common shares (including an indirect disposition of shares of a lower-tier PFIC).  Under certain proposed Treasury regulations, a "disposition" for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized.  Under certain circumstances, the adjustment generally made to the tax basis of property held by a decedent may not apply to the tax basis of common shares if a “qualified electing fund” (QEF) election was not in effect for the deceased United States person's entire holding period.  Any loss recognized by a U.S. Investor on the disposition of common shares generally will not be recognized.

Under these special tax rules:

-	the excess distribution or gain recognized (or deemed recognized) will be allocated rateably over your holding period for the common shares;
-	the amount allocated to the taxable year of disposition or deemed disposition, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
-

the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for such taxable year of the U.S. Investor and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Investor holds the common shares as capital assets.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Investor holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Investor, regardless of whether we cease to be a PFIC in one or more subsequent years. However, if we cease to be a PFIC, a Non-Electing U.S. Investor may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which we were a PFIC.

QEF Election

A U.S. Investor of a PFIC may avoid taxation under the excess distribution and gain rules of Section 1291 discussed above by making a QEF election to include the U.S. Investor’s share of our income on a current basis.  A U.S. Investor that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Investor’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Investor, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Investor.  A U.S. Investor that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Investor.  However, a U.S. Investor that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

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

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Investor’s holding period for the common shares in which the Company was a PFIC.  A U.S. Investor may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Investor files a timely U.S. federal income tax return for such first year.  In order for the QEF Election to apply to the Company and each lower-tier PFIC, a separate QEF Election must be made for each entity.

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

However, a U.S. Investor may make a QEF election only if we, as a PFIC furnish the shareholder annually with certain tax information.  However, in part because we do not plan on keeping a set of U.S. tax accounting books, we do not intend to generate, or share with you, the information that you might need to properly complete the IRS Form required to be filed in connection with a QEF, IRS Form 8621.  Each U.S. Investor should consult his or her own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

The Mark-to-Market Election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market.  Under applicable U.S. Treasury regulations, a “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in the jurisdiction in which the exchange is located and in respect of which certain other requirements are met.  The Mark-to-Market Election would likely not be available for any subsidiary that is a PFIC.  You should consult your own tax advisers as to whether the common shares would qualify for the Mark-to-Market Election.

The PFIC rules are complex, and each U.S. Investor should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Receipt of Canadian Currency

The amount paid in Canadian dollars to a U.S. Investor on the sale, exchange or other taxable disposition of the common shares will be translated to the U.S. dollar value of the payment received.  If the common shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Taxable dividends with respect to common shares that are paid in Canadian dollars will be included in the gross income of a U.S. Investor as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date the dividend is included in income, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.

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

Backup withholding is not an additional U.S. federal income tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Investor's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Investor timely furnishes required information to the IRS. A U.S. Investor that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS.  Each U.S. Investor should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

A U.S. Investor who holds common shares in any year in which we are determined to be a PFIC would be required to file a separate IRS Form 8621 with respect to the Company and each lower-tier PFIC.

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

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices.

Currency risk

The operating results and financial position of the Company are reported in US dollars.  The Company operates in Canada and the United States. The Company’s US operations’ functional currency is the US dollar, and these operations are therefore subject to risk arising from future transactions as well as recognized assets and liabilities which are denominated in currencies other than US dollar. The Company’s Canadian operations’ functional currency is the Canadian dollar and these operations are therefore subject to risk arising from future transactions as well as recognized assets and liabilities which are denominated in currencies other than Canadian dollar.

The sensitivity analysis below provides details on the effect of a reasonably possible change in exchange rates on the net income and other comprehensive income of the Company.  The effect on other comprehensive income arises from the translation of the financial statements of the Company’s Canadian operations into US dollar.

	Carrying amount of asset (liability) June 30, 2009	5% increase in value of CAD	5% decrease in value of CAD
Effect on net income

Cash and cash equivalents denominated in USD in Canadian Operations	$657,500	$(32,757)	$32,757

Effect on other comprehensive income
Cash and cash equivalents denominated in CAD	1,127,340	59,334	(53,683)

Amounts receivable denominated in CAD	20,791	1,094	(990)
Accounts payable and accrued liabilities	(205,745)	(10,829)	9,797
	$1,599,885	$16,843	$(12,119)

Cash flow and fair value interest rate risk

Financial instruments with floating rates are subject to cash flow interest rate risk; financial instruments with fixed rates are subject to fair value interest rate risk. The Company invests its cash and cash equivalents in certificates of deposit and guaranteed investment certificates and bankers’ acceptances with terms of 90 days or less in order to maintain liquidity while achieving a satisfactory return for shareholders. A balance is maintained between fixed and floating rate instruments. The long-term liability has a fixed interest rate of 14% and is subject to fair value interest rate risk.  The instrument is carried at amortized cost, and changes in market interest rates will not affect income.

	Carrying amount
	of asset
	(liability)	1% increase	1% decrease
	June 30, 2009	in interest rates	in interest rates
Effect on net income

Cash and cash equivalents with floating rates	$2,412,085	$30,101	$(16,030)
Cash settled option	(1,820,844)	90,553	(94,934)
	$591,241	$120,654	$(110,964)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as commodity or equity prices.   The Company is subject to other price risk, since the fair value of the marketable securities is affected by equity prices.

	Carrying amount
	of asset
	(liability)	50% increase in	50% decrease in
	June 30, 2009	share price	share price
Effect on other comprehensive income
Marketable securities	$85,985	$42,993	$(42,993)

In addition the fair value of the cash settled option is affected by estimated market prices for electricity.

	Carrying amount	2% increase	2% decrease
	of asset (liability)	in electricity	in electricity
	June 30, 2009	prices	prices
Effect on net income
Cash settled option	$(1,820,844)	$(64,830)	$68,192

Credit Risk

The Company has limited exposure to credit risk, since credit risk primarily arises from the Company’s cash and cash equivalents, restricted cash and amounts receivable.  The risk exposure is limited to the carrying amounts of these items at the balance sheet date. Cash and cash equivalents are held as cash deposits and invested in bankers’ acceptance, guaranteed investment certificates and certificates of deposit with various maturity dates.  Restricted cash consists of certificates of deposit held with the Bank of the West and guaranteed investment certificates at Royal Bank of Canada. The Company periodically assesses the quality of its investments and is satisfied with the credit ratings of its banks and their certificates of deposit and guaranteed investment certificates.

Amounts receivable consist of goods and services tax recoverable and amounts due from a previous joint-venture partner, Sierra Geothermal Power Corp (“SRA”).  To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectable amounts.  In December 2008, SRA notified the Company that it will not be able to meet the final commitments in order to earn a 50% joint-venture interest in the Pumpernickel Project, and is disputing the amount owing to the Company.

ITEM 12

Description of Securities Other Than Equity Securities

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13

Defaults, Dividend Arrearages and Delinquencies

At June 30, 2009 the Company was not in compliance with its loan agreement with TCW, principally as a result of project capital costs. After receiving a $57.9 million cash grant from the US Treasury Department the Company repaid $30 million of the TCW loan and the Company is currently negotiating terms under which it may use a portion of the remaining $27.9 million proceeds to complete the Blue Mountain project, particularly the required additional drilling. The indebtedness to TCW is approximately $158 million at November 15, 2009.

Separately the Company expects to conclude financing negotiations with John Hancock in the near future that will facilitate further repayment of the TCW loan. See items 3 D, Risk Factors, and 5 B, Liquidity and Capital Resources for further information.

ITEM 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

Neither we nor, to the best of our knowledge, anyone else has modified materially or qualified the rights evidenced by any class of registered securities.

ITEM 15

Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of June 30, 2009.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2009.

Management’s Annual Report on Internal Control over Financial Reporting

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of June 30, 2009, based on a framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that the Company maintained, in all material respects, effective internal controls over financial reporting as of June 30, 2009.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended June 30, 2009, that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. The Company advises that it has taken steps to increase the efficiency of its internal controls to ensure continued accuracy and timeliness of the Company’s financial reporting.

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

Our auditors, Deloitte & Touche LLP, were first appointed by the audit committee and the directors of the Company on March 9, 2009.

The audit committee has considered the nature and amount of the following fees billed by Deloitte & Touche LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Deloitte & Touche LLP, independence.

Audit Fees

The aggregate fees expected to be billed by Deloitte & Touche LLP, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended June 30, 2009 was CDN $148,000.  These services also include those that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended June 30, 2009 and 2008, the aggregate fees billed for assurance and related services by Deloitte & Touche LLP, relating to our financial statements and which are not reported under the caption "Audit Fees" above, were $Nil.

Tax Fees

For the fiscal years ended June 30, 2009 and 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte & Touche LLP were  CDN $89,672.

All Other Fees

For the fiscal years ended June 30, 2009 and 2008, the aggregate fees billed by Deloitte & Touche LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $9,975 and $Nil, respectively.

ITEM 16D.

Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F

Change in Registrant’s Certifying Accountant

On March 9, 2009 the Company announced that Morgan & Co., Chartered Accountants had resigned as auditor of the Company, effective March 9, 2009, at the request of management of the Company and consistent with the terms of the TCW loan agreement. The Company appointed Deloitte & Touche LLP, of Vancouver BC as the successor auditor.  There were no reservations in the former auditor's reports for the two most recently-completed fiscal years or for any period subsequent to the most recently-completed period for which an audit report was issued and preceding the date of the former auditor's resignation.

ITEM 16G

Corporate Governance

Not Applicable.

PART III

ITEM 17

Financial Statements

The linked financial statements were prepared in accordance with Canadian GAAP and are expressed in US dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 18 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Page 8 of this Annual Report.

The financial statements are filed as part of the Annual Report:

-	Independent Registered Chartered Accountant's Report dated September 29, 2009.
-	Independent Auditors' Report dated October 10, 2008.
-	Consolidated balance sheets as of June 30, 2009 and 2008.
-	Consolidated statements of loss, comprehensive loss and cash flows for the years ended June 30, 2009, 2008 and 2007.
-	Notes to consolidated financial statements.

ITEM 18

Financial Statements

See Exhibit 9.1.

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

113

2.6

Form of agent's compensation option dated April 28, 2006 for the purchase of underwriting units, comprised of our common shares and share purchase warrants, at a price of $0.90 per underwriting unit until April 28, 2008.(1)

2.7	Form of Compensation Option Certificate with Clarus Securities Inc. in reference to Underwriting agreement dated April 23, 2008 with Dundee Securities Corporation. (4)
2.8	Form of Compensation Option Certificate with Jacob & Company Securities in reference to Underwriting agreement dated April 23, 2008 with Dundee Securities Corporation for a private placement. (4)
2.9	Form of Compensation Option Certificate with Dundee Securities Corporation in reference to Underwriting agreement dated April 23, 2008 with Dundee Securities Corporation. (4)
2.10	Shareholders Rights Plan Agreement between Nevada Geothermal Power Inc. and Computershare Investor Services Inc. Approved by the Directors on November 25, 2008, Effective as of December 4, 2008(5)
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

4.14	Exercise of Option to Renew Lease No. 187556 between The Burlington Northern and Santa Fe Railway Company and Noramex Corporation regarding Blue Mountain, effective date of March 1, 2004.(1)
4.15	Offer to Lease and Lease for Geothermal Resources Lease No. 77668 between the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2004.(1)
4.16	Offer to Lease and Lease for Geothermal Resources Lease No. 80159 between, the Federal Bureau of Land Management and Noramex Corp. regarding Blue Mountain, effective date of August 1, 2004.(1)
4.17	Share Purchase Agreement between Nevada Geothermal Power Inc, Running Fox Resource Corp and Blue Desert Mining (US) Inc., dated August 27, 2004.(1)
4.18	Option Agreement between Nevada Geothermal Power Inc. and Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) regarding Pumpernickel, dated October 12, 2004.(1)

4.19	Amendment Agreement to Geothermal Option Agreement between Nevada Geothermal Power Inc. and Noramex Corp. and Inovision Solutions Inc., dated January 12, 2005.(1)
4.20	[Investor Relations Services] Agreement between Nevada Geothermal Power Inc. and The Equicom Group Inc., dated March 15, 2005.(1)
4.21	Lease Amendment No. 189099 between Nevada Land and Resource Council and Noramex Corporation regarding Black Warrior, dated May 1, 2005.(1)
4.22	Letter Agreement for Contract for Services between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005, agreed and accepted on June 9, 2005.(1)
4.23	Amendment 1 to Letter Agreement for Contract for Services dated May 20, 2005 between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005.(1)
4.24	Amendment 2 to Letter Agreement for Contract for Services dated May 20, 2005 between Nevada Geothermal Power Inc. and Domenic J. Falcone Associates, Inc., dated May 20, 2005.(1)
4.25	Stabb Geothermal Lease Agreement between Noramex Corporation and Stabb regarding Crump Geyser, effective date of August 1, 2005.(1)
4.26	Stabb Geothermal Lease Agreement between Noramex Corporation and LX Ranch Inc. regarding Crump Geyser, effective date of August 1, 2005.(1)
4.27	O’Keefe Ranch Geothermal Lease Agreement between Noramex Corporation and O'Keefe Ranch regarding Crump Geyser, effective date of August 1, 2005.(1)
4.28	Consulting Agreement between Nevada Geothermal Power Inc. and Don J.A. Smith, dated October 1, 2005.(1)
4.29	Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council, LLC and Noramex Corp. regarding Blue Mountain, dated November 1, 2005.(1)
4.30	Lease Amendment for Lease No. 189099 between Nevada Land and Resource Company, LLC and Noramex Corp. regarding Black Warrior, dated November 1, 2005.(1)
4.31	Decision of Federal Bureau of Land Management to consolidate Geothermal Leases Nos. 77668 and 77669, dated November 3, 2005 (1)

4.32	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated November 16, 2005.(1)
4.33	Lease Extension and Amending Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated November 29, 2005.(1)
4.34	Incentive Stock Option Plan adopted November 30, 2005 (Filed under Exhibit 2.2).(1)
4.35	Management Consulting Services Agreement between Nevada Geothermal Power Inc. and Tywell Management Inc., dated December 1, 2005.(1)
4.36	Services Agreement between Nevada Geothermal Power Inc. and Pro-Edge Consultants Inc., dated December 13, 2005.(1)
4.37	Technical Consulting Services Agreement between Nevada Geothermal Power Inc. and Fairbank Engineering Ltd., dated January 1, 2006.(1)
4.38	Geothermal Lease Agreement for The Crawford Farm area, Humboldt County, Nevada, between Power Company and The Crawford Farm regarding Blue Mountain, dated January 10, 2006.(1)
4.39	Standard Publicity Agreement between Jefferson Direct, Inc. and Nevada Geothermal Power Inc., dated February 2, 2006.(1)
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

4.57	Long Term Firm Portfolio Energy Credit And Renewable Power Purchase Agreement between Nevada Geothermal Power Company, Inc. and NV Energy, dated August 18, 2006.(1)
4.58	Partial Assignment of Geothermal Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006.(1)
4.59	Notice of Lease Amendment for Lease No. 189093 between Nevada Land and Resource Council and Nevada Geothermal Power Company, Inc. regarding Blue Mountain, effective October 3, 2006.(1)
4.60	Offer to Renew Lease Agreement between Nevada Geothermal Power Inc. and United Kingdom Building Limited for 409 Granville Street, Suite 900, Vancouver, BC, dated January 10, 2007.(1)
4.61	Financial Consulting Agreement between Markus K. Christen and Nevada Geothermal Power Inc., dated January 12, 2007 and July 2nd, 2007 financing engagement letter amendment. (1)
4.62	Amendment to Exhibits A and B of the Unit Agreement for the Development and Operation of the Blue Mountain Unit Area, dated January 24, 2007.(1)
4.63	Confidentiality Agreement between Morgan Stanley & Co Incorporated, Greenrock Capital, LLC and Nevada Geothermal Power Company, Inc., dated January 25, 2007.(1)
4.64	Form of Subscription Agreement for Units being purchased by residents of Alberta, British Columbia, Ontario, Quebec, Nova Scotia, Saskatchewan and offshore residents; closing February 22, 2007.(1)
4.65	Form of Subscription Agreement for Units being purchased by residents or citizens of the United States; closing February 22, 2007.(1)
4.66	Lease Agreement between Sheppard Rentals and Nevada Geothermal Power Company for 657 Anderson Street near Winnemucca in Humboldt County, Nevada, dated March 20, 2007.(1)
4.67	Development Loan Agreement between NGP Blue Mountain I LLC and Glitnir Banki hf dated November, 1, 2007. (2)
4.68	Promissory Note between NGP Blue Mountain I LLC and Glitnir Banki hf dated November 1, 2007.(2)
4.69	Pledge and Security Agreement by NGP Blue Mountain Holdco LLC and Glitnir Banki hf dated November 1, 2007.(2)

4.70	Acknowledgement and Consent by NGP Blue Mountain I LLC with regard to Pledge and Security Agreement dated November 1, 2007.(2)
4.71	Assignment and Assumption of Power Purchase Agreement, by and between Nevada Geothermal Power Company and Borrower, dated October 24, 2007.(2)
4.72	Standard Large Generator Interconnect Agreement, by and between NV Energy and Borrower, dated November 5, 2007.(2)
4.73	Assignment and Assumption of Leases, by and among NGPI and NGPC, collectively as assignor, and Borrower, as assignee, dated as of October 24, 2007.(2)
4.74	State of Nevada Division of Water Resources Permit Nos. 72978, 73541,73542 AND 73543.(2)
4.75	Quitclaim Deed between Nevada Geothermal Power, Inc. and NGP Blue Mountain I LLC dated September 20, 2007.(2)
4.76	Amended and Restated Commitment Letter for US$100,000,000 Construction and Loan Facility For Project dated November 1, 2007.(2)
4.77	Commitment Letter for US$100,000,000 Equity Financing to be used to repay Construction Loan Financing dated July 24, 2007.(2)
4.78	Borrower’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation dated November 1, 2007.(2)
4.79	NGP’s Officer’s & Secretary’s Certificate, Exhibit B- Certificate of Formation dated November 1, 2007.(2)
4.80	Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of September 19, 2007.(2)
4.81	First Amendment to Contribution Agreement, by and among NGPI, NGPC, NGP and Borrower, dated as of October 12, 2007.(2)
4.82	Member Interest Certificate of NGP Blue mountain I LLC dated April 26, 2007.(2)
4.83	Indemnification Letter by Nevada Geothermal Power, Inc. dated November 1, 2007.(2)
4.84	Drilling Bid Proposal and Daywork Drilling Contract with ThermaSource Inc. dated December 1, 2007.(2)
4.85	Employment Agreement- Fairbank, dated October 1, 2007.(2)
4.86	Employment Letter Agreement- Studley, dated July 11, 2007.(2)
4.87	Employment Agreement-Walenciak, dated April 16, 2007.(2)
4.88	Second Amendment to “Option Agreement for Pumpernickel Geothermal Property dated 12 December, 2007.(2)
4.89	Letter Agreement between Nevada Geothermal Power Inc. and Markus Christen dated January 12, 2007.(2)

4.90	Professional Services Agreement between Integral Energy Management and Nevada Geothermal Power Company dated June 1, 2007.(2)
4.91	Chief Development Geologist Contract- Glenn Melosh dated November 6, 2007.(2)
4.92	Fairbank Engineering Ltd purchase and employment contract dated October 1 2007.(2)
4.93	Consulting agreement dated October 1, 2005, between Nevada Geothermal Power Inc and Frank Misseldine.(2)
4.94	Professional Services Agreement dated May 21, 2007, between R. Gordon Bloomquist and Nevada Geothermal Power Inc.(2)
4.95	Professional Services Agreement dated June 25, 2007, between Global Power Solutions and Nevada Geothermal Power Company.(2)
4.96	Engineering Services Agreement dated August 8, 2007, between GeothermEx Inc. and Nevada Geothermal Power Inc.(2)
4.97	Consulting Agreement dated November 28, 2007, between CCM Consulting a division of Cronus Capital Markets Inc. and Nevada Geothermal Power Co.(2)
4.98	Agreement between NGP Blue Mountain I, LLC and ThermaSource, Inc., dated November 29, 2007. (3)
4.99

Agreement between Nevada Geothermal Power, Inc. and Trinity Investments of Nevada, LLC, d/b/a Trinity Exploration (NSCB# - 00715910), for the drilling of Well 58A-15 at Blue Mountain, NV geothermal development site.  Dated November 29, 2008. (3)

4.100

Agreement between Nevada Geothermal Power, Inc. and Trinity Investments of Nevada, LLC, d/b/a Trinity Exploration (NSCB# - 00715910) for the drilling of Well 57-15 at Blue Mountain, NV geothermal development site.  Dated October 15, 2008. (3)

4.101

Agreement between Nevada Geothermal Power, Inc. and Ensign United States Drilling (California), Inc. for a geothermal multiple well program (guarantee 3 months work) at Blue Mountain, NV geothermal development site.  Dated November 17, 2008. (3)

4.102

Note Purchase Agreement dated August 29, 2008 relating to the $US 180 million loan facility for the construction of the Blue Mountain Phase I 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Company (TCW).  (3)

121

4.103

First Amendment to Note Purchase Agreement relating to the US $180 million loan facility for the construction of the Blue Mountain Phase I 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Asset Management Company (TCW).  Dated December 8, 2008.(3)

4.104

Second Amendment to Note Purchase Agreement to the  $US 180 million loan facility for the construction of the Blue Mountain Phase I 49.5 MW (gross) geothermal power plant with funds and accounts managed by TCW Asset Management Asset Management Company (TCW).  Dated December 12, 2008. (3)

4.105

First Amendment to MS Greenrock, LLC agreement (dated July 24, 2007) to adjust the amount of equity investment, removal of conditions related to project level construction loan, removal of right of first refusal and revisions to fixing of target return.  Dated September 4, 2008.(3) (4)

4.106	Underwriting agreement with Dundee Securities Corporation, dated April 23, 2008. (4)
4.107	Amendment to Agreement between Fairbank Engineering Ltd. (FEL) And Nevada Geothermal Power, Inc. (agreement dated October 1 2007). Dated January 8th, 2008. (3)
4.108

Agreement between NGP Blue Mountain HoldCO, LLC (“Issuer”) and TCW Asset Management Company for Issuer Pledge and Security Agreement pursuant to the terms of the Note Purchase Agreement dated August 29, 2008. (3)

4.109	Agreement between NGP Blue Mountain HoldCO, LLC (“Issuer”) and TCW Asset Management Company for an Account Management Agreement (Issuer), dated August 29, 2008. (3)
4.110

Guaranty between NGP Blue Mountain Holdco LLC (“NGP I”, “Guarantor”),  and TCW Asset Management Company (“Agent”, “Secured Party”, “Guarantied Party”) for Note Holders of NGP I,  pursuant to Note Purchase Agreement, dated August 29, 2008. (3)

4.111

Geothermal Lease Agreement for Hot Springs Ranch, at Nevada Geothermal Power, Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Allie Tipton Bear (owner of a one third interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (3)

4.112

Memorandum of Geothermal Lease Agreement for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Allie Tipton Bear (owner of a one third interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (3)

122

4.113

Geothermal Lease Agreement for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Roger and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (3)

4.114

Memorandum of Geothermal Lease Agreement for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Robert and Nancy Johnson (owner of a one third interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (3)

4.115

Surface and Access Rights to Township 33 North, Range 40 East, MDB & M, Section 5, and Section 4: South Half. Letter confirming additional rights to Geothermal Lease Agreement for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. (3)

4.116

Geothermal Lease Agreement for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Ruth Ann Danner f.k.a. Ruth Ann Tipton (owner of a one sixth interest) and Nevada Geothermal Power Company.  Dated October 15, 2008(3).

4.117	Lease Amendment to NLRC Contract NO. 189093 (March 31, 2003) between NLRC, the Lessor, and NGP Blue Mountain 1, LLC, as the Lessee. Dated March 31, 2009. (3)
4.118	Amendment to geothermal lease agreement (March 31, 2003) between Nevada Geothermal Power Company and RLF Nevada Properties, LLC for geothermal Lease #189093. Dated October 26, 2007. (3)
4.119

Memorandum of lease for all of Sections 15 and 23, Township 36 North, Range 34 East, MDB & M, at Blue Mountain, Nevada. (original lease October 19, 1993, and exercise option to renew on March 1, 2004) between BNSF Railway Company and Nevada Geothermal Power Company.  Dated November 6, 2007. (3)

4.120	Letter dated November 13, 2008, to Bureau of Land Management referencing lease N-58196, N-77668, N080086 and N-80159. (3)
4.121	Letter dated November 13, 2008 to Bureau of Land Management referencing lease N-80070, N-7877, N-78124, N-79745 and N-74855. (3)
4.122

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holder (Boilermaker-Blacksmith Pension Trust) of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (3)

123

4.123	Form of Compensation Option Certificate with Dundee Securities Corporation in reference to Underwriting Agreement dated April 23, 2008. A copy of this document is referenced at exhibit 2.9 (3)
4.124	Form of Compensation Option Certificate with Clarus Securities, Inc. reference to Underwriting Agreement dated April 23, 2008. A copy of this document is referenced at exhibit 2.7(3)
4.125	Form of Compensation Option Certificate with Jacob & Company Securities in reference to Underwriting Agreement dated April 23, 2008. A copy of this document is referenced at exhibit 2.8 (3)
4.129	Engineering, Procurement and Construction Contract between NGP Blue Mountain, LLC and Ormat Nevada, Inc., dated March 28, 2008.(3) (4)
4.130	Engineering, Procurement and Construction Contract between NGP Blue Mountain, LLC and Wilson Utility Construction Company, dated September 12, 2008.(3) (4)
4.131	First Amendment to Long-Term Firm Portfolio Energy Credit and Renewable Power Purchase Agreement, dated November 3, 2008.(3) (4)
4.132

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holders (TEP Equity Holdings Cayman Blocker, Ltd.) of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (3)

4.133

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holders (TCW Energy Fund XIV, L.P.) of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (3)

4.134

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holders (TCW Energy Fund XIV-A, L.P.) of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (3)

4.135

Cash Settled Option issued by NGP Blue Mountain HoldCO LLC. to Trust Company of the West for Note Holders (TCW Energy XIV Blocker (NGP Blue Mountain), L.L.C. of NGP 1, pursuant to Note Purchase Agreement. Dated: August 29, 2008. (3)

4.136

Memorandum of Geothermal Lease Agreement dated October 15, 2008 for Hot Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Ruth Ann Danner, f.k.a. Ruth Ann Tipton and Nevada Geothermal Power Company  (owner of  a one sixth interest), and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4:South Half) of land in Humboldt County, Nevada. (3)

124

4.137

Geothermal Lease Agreement for Hot Springs Ranch, at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada. Lease between Rebecca Anne Hill f.k.a. Rebecca Ann Tipton (owner of a one sixth interest) and Nevada Geothermal Power Company.  Dated October 15, 2008. (3)

4.138

Memorandum of Geothermal Lease Agreement dated October 15,  2008 for Hot  Springs Ranch at Nevada Geothermal Power Inc.’s Pumpernickel geothermal development site in Nevada.  Lease between Rebecca Ann Hill f.k.a Rebecca Ann Tipton and Nevada Geothermal Power Company (owner of  a one sixth interest), and Nevada Geothermal Power Company geothermal and solution mineral rights to 320 acres more or less (Section 4:South Half) of land in Humboldt County, Nevada. (3)

4.139

Second Amendment dated January 13, 2009, to Financial Consulting Agreement between Markus K. Christen and Nevada Geothermal Power Inc., dated January 12, 2007 and July 2nd, 2007 financing engagement letter. (5)

4.140	Amendment dated August 1, 2008 to Employment Letter Agreement – Studley, dated July 11, 2007(5)
4.141	Amendment dated April 16, 2008 to Employment Agreement – Walenciak. Dated April 16, 2007(5)
4.142	Purchase Agreement for Blue Claims, NMC 1001318-1001327, NMC1003767-1003783, NMC 1003784-1003787 from Gryphon Gold Corporation to Desert Valley Gold Company dated March 31, 2009(5)
4.143

Quitclaim Deed from Nevada Eagle Resources LLC (“Grantor”) to Desert Valley Gold (“Grantee”)  and its successors and assigns forever, all rights, title and interest in the unpatented mining claims in Humboldt County, Nevada as referenced: NMC 1001318-1001327, NMC1003767-1003783, NMC 1003784-1003787, dated April 1, 2009(5)

4.144

Engineering and construction contract with Industrial Builders for the Geothermal Gathering System for the Faulkner Geothermal Power Generation Plant, Humboldt County, Nevada dated April 6, 2009. (5) (6)

4.145	Amendment as of April 10, 2009 between Nevada Land and Resource Company, LLC (NLRC) and Nevada Geothermal Power Company (Lessee) for Geothermal Lease #189093 dated March 31, 2003(5)

125

8.	Subsidiaries
8.1	List of Subsidiaries (3)

9.	Statement re: Financial Statements
9.1	Financial Statements(5)
9.2	June 2008 Audit Report

11.	Code of Ethics
11.1	Code of Business Conduct and Ethics (incorporated as part of Item 15.1) (1)

12.	302 Certification
12.1	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (5)
12.2	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (5) (4)

13.	906 Certification
13.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (5)

14.	Legal Opinion Not Applicable

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

(3) Incorporated by reference, to the same exhibit number, to the Company’s Annual Report on Form 20-F, for the year ended June 30, 2008, as filed with the Securities and Exchange Commission on January 14, 2009.

126

(4) Material has been redacted from this exhibit and filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(5) Filed herewith.

(6)Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain portions of this Exhibit 4.144 under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEVADA GEOTHERMAL POWER INC.

By:  /s/   Brian Fairbank

Brian D. Fairbank
President, Chief Executive Officer and Director

Dated: November 30, 2009