Form 20-F/A
period 2011-06-30
NEVADA GEOTHERMAL POWER INC
filed 2012-03-01
CIK 1177440

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

Not Applicable

[   ] YES [   ] NO

EXPLANATORY NOTE

Nevada Geothermal Power, Inc. (“NGP” or the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended Jun 30, 2011 (the “NGP Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2011. This Amendment No.1 to the Annual Report on Form 20-F/A (“Amendment No.1”) is being filed to amend “Item 19 - Exhibits” of the NGP Form 20-F, specifically to include Exhibits 4.185, 4.186, 4.187, 4.188, 4.189, 4.190 and 4.191.

Except as specifically provided above, this Amendment No.1 does not amend, update or restate any other items or sections on the NGP Form 20-F and does not reflect events occurring after the filing of the NGP Form 20-F.

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

4.175	Geothermal Lease and Agreement between Salton Sea Energy Investments, Inc. and ORNI 5 LLC effective February 8, 2002. (7)

4.176	Geothermal Lease and Agreement between Atkinson/Hughes and ORNI 5 LLC effective February 2, 2002. (7)

4.177	Geothermal Lease Agreement effective July 5, 2011 by and between the State Of Oregon, acting by and through the Department of State lands and Crump Geothermal Company, LLC. (7)

4.178	Geothermal Lease Agreement between Jordon/Kramer and Iceland America Energy Inc. effective February 1, 2008. (7)

4.179	First Amendment to the Geothermal Lease and Agreement between Jordon/Kramer and Iceland America effective February 1, 2011. (7)

4.180	Geothermal Lease Agreement between DeJong Family Trust and Iceland America Energy Inc, effective March 1, 2009. (7)

4.181	Second Amendment to the Geothermal Lease and Agreement between Jordon/Kramer and Iceland America Energy Inc, effective February 1, 2009. (7)

4.182	Geothermal Lease and Agreement between Rutherford Family Trust I and Iceland America Energy Inc, effective June 13, 2008. (7)

4.183	Geothermal Lease and Agreement between Rutherford Family Trust II and Iceland America Energy Inc, effective June 13, 2008. (7)

4.184	Geothermal Lease and Agreement between Smith Brothers Geothermal LLC and Pacific: Hydro US Holdings Inc., effective June 30, 2007. (7)

4.185	Ormat Overriding Royalties Letter Amendment dated September 24, 2010 (7)

4.186	Ormat Overriding Royalties Letter Amendment dated October 13, 2010 (7)

4.187	Ormat Overriding Royalties Letter - Truckhaven Lease Assignment dated September 10, 2010 (7)

4.188	LEA Letter to NGP-IAE re: Assignment of LEA-IAE Agreements for Truckhaven, East Brawley and South Brawley Projects dated February 26, 2011 (7)

4.189	Agreement for Sale and Purchase of Geothermal Resources between Layman Energy Associates, Inc., and Iceland America Energy, LLC dated December 16, 2044 (7)

4.190	First Amendment to the Agreement for Sale and Purchase of Geothermal Resource Interests between LEA and IAE dated October 25, 2010 (7)

4.191	Amendment to Employment Agreement effective June 9, 2011 between Nevada Geothermal Power Inc. and Max Walenciak. (7)

8.	Subsidiaries

8.1	List of Subsidiaries (7)

11.	Code of Ethics

11.1	Code of Business Conduct and Ethics (incorporated as part of Item 15.1) (1)

12.	302 Certification

12.1	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (7)

12.2	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (7)

13.	906 Certification

13.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (7)

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

Dated: February 29, 2011